Filed Pursuant to Rule 424(b)(3)
Registration No. 333-293326

MERGERS AND SALE OF ASSETS PROPOSED—YOUR VOTE IS VERY IMPORTANT
To the Stockholders of Green Dot Corporation:
On behalf of the board of directors of Green Dot Corporation (“Green Dot,” and the board of directors, “Green Dot Board”), we are pleased to enclose this proxy statement/prospectus relating to the proposed transactions involving Green Dot, CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), and affiliates of Smith Ventures LLC, an Alabama limited liability company (“Smith Ventures”). We are requesting that you take certain actions as a holder of Green Dot Common Stock (as defined below, and each stockholder, a “Green Dot stockholder”).
The Green Dot Board has unanimously approved, (i) a Merger Agreement (as defined below) pursuant to which CommerceOne will acquire Green Dot and (ii) a Separation Agreement (as defined below) pursuant to which Green Dot OpCo, LLC, a newly formed Delaware limited liability company and affiliate of Smith Ventures (“Payments Buyer”), will acquire Green Dot’s non-bank financial technology and related assets and operations, such that CommerceOne retains Green Dot Bank and Green Dot’s bank related assets and operations.
Pursuant to the Agreement and Plan of Merger, dated as of November 23, 2025, by and among Green Dot, CommerceOne, Compass Sub North, Inc., a Delaware corporation and a direct, wholly owned subsidiary of CommerceOne (“New CommerceOne”), Compass Sub East, Inc., a newly formed Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne (“Merger Sub One”) and Compass Sub West, Inc., a newly formed Delaware corporation and an indirect, wholly-owned subsidiary of New CommerceOne (“Merger Sub Two”) (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), Merger Sub One will merge with and into CommerceOne, and Merger Sub Two will merge with and into Green Dot (collectively, the “First Mergers”), with CommerceOne and Green Dot, respectively, as the surviving corporations and subsidiaries of New CommerceOne. Following the First Mergers and the Payments Sale (as defined below), CommerceOne will merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation” (the “Upstream Merger,” and together with the First Mergers, the “Mergers”).
Concurrently with the execution of the Merger Agreement, Green Dot entered into a Separation Agreement (the “Separation Agreement”) with New CommerceOne and Payments Buyer, pursuant to which, upon the terms and subject to the conditions therein, following the First Mergers, (i) Green Dot will convert into a limited liability company, (ii) Green Dot will distribute the stock of Green Dot Bank, a Utah-chartered bank and wholly owned subsidiary of Green Dot, to Compass Sub Northwest, Inc., a newly formed Delaware corporation and direct, wholly-owned subsidiary of New CommerceOne, and (iii) Payments Buyer will acquire Green Dot and its non-bank financial technology and related assets and operations (the “Payments Sale”).
Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First Mergers (the “First Effective Time”), each share of Class A common stock, par value $0.001 per share, of Green Dot (“Green Dot Class A Common Stock”) and each share of Class B common stock, par value $0.001 per share, of Green (“Green Dot Class B Common Stock” and together with the Green Dot Class A Common Stock, the “Green Dot Common Stock”), in each case, issued and outstanding immediately prior to the First Effective Time, subject to certain exceptions, will be converted into the right to receive (i) 0.2215 shares of the common stock, par value $0.01 per share, of New CommerceOne (the “New CommerceOne Common Stock”) and (ii) an amount in cash equal to $8.11, less any withholding and without interest (clauses (i) and (ii), the “Green Dot Merger Consideration”). At the First Effective Time, each share of the common stock, par value $1.00 per share of CommerceOne (“CommerceOne Common Stock”), will be converted into the right to receive one share of New CommerceOne Common Stock. As promptly as practicable after the First Effective Time, but in no event later than five (5) days thereafter, a letter of transmittal and instructions will be mailed to each holder of record of shares of Green Dot Common Stock immediately prior to the First Effective Time, together with instructions for surrendering such shares in exchange for shares of New CommerceOne Common Stock.
Following the consummation of the Mergers, it is expected that former CommerceOne stockholders, as a group, will own approximately 27.8% of the outstanding shares of New CommerceOne Common Stock, and former Green Dot stockholders, as a group, will own approximately 72.2% of the outstanding shares of New CommerceOne Common Stock.
The Green Dot Class A Common Stock is traded on the New York Stock Exchange (the “NYSE”). The closing price of Green Dot Common Stock on the NYSE on November 21, 2025, the last practicable trading day before the public announcement of the Mergers, was $11.80 per share. CommerceOne Common Stock is privately held. The value of the Green Dot Common Stock at the time of completion of the Mergers could be greater than, less than or the same as the value of Green Dot Common Stock on the date of this proxy statement/prospectus. We urge you to obtain current market quotations of Green Dot Common Stock (NYSE trading symbol “GDOT”) and New CommerceOne Common Stock, once such information is available.
The obligations of Green Dot to complete the Mergers are subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. The obligations of Green Dot to complete the Payments Sale are also subject to the satisfaction or waiver of a number of conditions set forth in the Separation Agreement, a copy of which is attached as Annex B to this proxy statement/prospectus.
We expect the Green Dot Merger to be a taxable transaction for U.S. federal income tax purposes. Accordingly, subject to the discussion below under the heading “Material U.S. Federal Income Tax Consequences of the Mergers—Potential Application of Section 304 of the Code,” a U.S. holder of Green Dot Common Stock generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the cash received by the U.S. holder in the Green Dot Merger, including any cash received in lieu of fractional shares of New CommerceOne Common Stock, and the fair market value, on the date of the closing of the Green Dot Merger, of the shares of New CommerceOne Common Stock received by such U.S. holder in the Green Dot Merger and (2) the U.S. holder’s tax basis in the Green Dot Common Stock surrendered by such U.S. holder in the Green Dot Merger. For more information, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 211.
The special meeting of Green Dot stockholders will be held virtually via the Internet on June 23, 2026 at 12:00 p.m., Mountain Time (the “Green Dot Special Meeting”). At the Green Dot Special Meeting, in addition to other business, Green Dot will ask the Green Dot stockholders to adopt the Merger Agreement and to approve the transactions contemplated by the Separation Agreement.
The Green Dot Board unanimously recommends that the Green Dot stockholders vote “FOR” each of the proposals to be considered at the Green Dot Special Meeting.
The transactions contemplated by the Merger Agreement and the Separation Agreement will not be completed unless Green Dot stockholders both adopt the Merger Agreement and approve the transactions contemplated by the Separation Agreement.
This proxy statement/prospectus provides you with detailed information about the Merger Agreement, the Separation Agreement and the transactions contemplated thereby (including, without limitation, the Mergers and the Payments Sale). It also contains or references information about Green Dot, CommerceOne and New CommerceOne and certain related matters. You are encouraged to read this proxy statement/prospectus carefully in its entirety. In particular, you should read the section entitled “Risk Factors” beginning on page 39 for a discussion of the risks you should consider in evaluating the Merger Agreement, the Separation Agreement and the transactions contemplated thereby (including, without limitation, the Mergers and the Payments Sale) and how each will affect you. You can also obtain information about Green Dot from documents that have been filed with the Securities and Exchange Commission that are incorporated into this proxy statement/prospectus by reference.
On behalf of Green Dot, thank you for your prompt attention to this important matter.

Sincerely,
/s/ William I Jacobs
William I Jacobs
Chief Executive Officer
Green Dot Corporation

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Mergers or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the Mergers are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of any of New CommerceOne, Green Dot or CommerceOne, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
This accompanying proxy statement/prospectus is dated May 8, 2026, and is first being mailed to Green Dot stockholders on or about May 15, 2026.

NOTICE OF THE GREEN DOT SPECIAL MEETING
TO BE HELD ON JUNE 23, 2026, 12:00 P.M. (MOUNTAIN TIME)
VIRTUAL MEETING ONLY – NO PHYSICAL MEETING LOCATION
To Green Dot stockholders:
On November 23, 2025, Green Dot Corporation, a Delaware corporation (“Green Dot”), entered into an Agreement and Plan of Merger with CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), Compass Sub North, Inc., a Delaware corporation and a direct, wholly owned subsidiary of CommerceOne (“New CommerceOne”), Compass Sub East, Inc., a Delaware corporation and a direct, wholly owned subsidiary of New CommerceOne (“Merger Sub One”), and Compass Sub West, Inc., a Delaware corporation and an indirect, wholly owned subsidiary of New CommerceOne (“Merger Sub Two”) (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, subject to the terms and conditions of the Merger Agreement, (i) Merger Sub One will merge with and into CommerceOne, with CommerceOne surviving as a direct wholly owned subsidiary of New CommerceOne (the “CommerceOne Merger”), (ii) Merger Sub Two will merge with and into Green Dot, with Green Dot surviving as a direct, wholly owned subsidiary of Compass Sub Northwest, Inc., a Delaware corporation and direct, wholly owned subsidiary of New CommerceOne (“Merger Sub Two Holdco”) (the “Green Dot Merger,” and together with the CommerceOne Merger, the “First Mergers”); and (iii) CommerceOne, as the surviving corporation of the CommerceOne Merger, will merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation.” A copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement/prospectus. A summary of the Merger Agreement is included in the section of the accompanying proxy statement/prospectus entitled “The Merger Agreement.”
Concurrently with the execution of the Merger Agreement, Green Dot entered into a Separation Agreement with New CommerceOne and Green Dot OpCo, LLC, a Delaware limited liability company and affiliate of Smith Ventures, LLC (“Payments Buyer”) (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Separation Agreement”), pursuant to which, following the First Mergers, (i) Green Dot will convert into a limited liability company, (ii) Green Dot will distribute the stock of Green Dot Bank to Merger Sub Two Holdco and (iii) Payments Buyer will acquire Green Dot and its non-bank financial technology and related assets and operations (collectively, the “Payments Sale”). A copy of the Separation Agreement is attached as Annex B to the accompanying proxy statement/prospectus. A summary of the Separation Agreement is included in the section of the accompanying proxy statement/prospectus entitled “The Separation Agreement.”
The Merger Agreement provides that, subject to certain exceptions, each share of Class A common stock, par value $0.001 per share, of Green Dot (“Green Dot Class A Common Stock”) and each share of Class B common stock, par value $0.001 per share, of Green (“Green Dot Class B Common Stock” and together with the Green Dot Class A Common Stock, the “Green Dot Common Stock”), in each case issued and outstanding immediately prior to the effective time of the Green Dot Merger, will, at such effective time, be converted into and will thereafter represent the right to receive (i) 0.2215 shares of common stock, par value $0.01 per share, of New CommerceOne, subject to adjustment pursuant to the Merger Agreement, and (ii) $8.11 in cash, without interest and subject to any required tax withholding (clauses (i) and (ii), collectively, the “Green Dot Merger Consideration”) (unless you have properly and validly exercised and do not withdraw your appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)).
Record holders and beneficial owners of Green Dot Common Stock who do not vote in favor of Green Dot Merger Proposal (as defined below) and who otherwise comply with the requirements under Section 262 of the DGCL will have the right to seek appraisal of the “fair value” of their shares of Green Dot Common Stock (exclusive of any element of value arising from the accomplishment or expectation of the Green Dot Merger and together with interest thereon, as described in the accompanying proxy statement) in lieu of Green Dot Merger Consideration, if the Green Dot Merger is completed, as determined in accordance with Section 262 of the DGCL. To do so, a record holder or beneficial owner must comply with all requirements of the DGCL, including

Section 262 of the DGCL, which are summarized in the accompanying proxy statement, and certain conditions set forth in Section 262(g) of the DGCL must be satisfied. A copy of Section 262 of the DGCL is attached to the accompanying proxy statement/prospectus as Annex L and may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262, and is incorporated in this notice by reference.
NOTICE IS HEREBY GIVEN that a special meeting of holders of Green Dot Common Stock (such holders, the “Green Dot stockholders,” and such meeting, the “Green Dot Special Meeting”) will be held virtually via the Internet on June 23, 2026, at 12:00 p.m., Mountain Time at www.virtualshareholdermeeting.com/GDOT2026SM. We are pleased to notify you of, and invite you to, the Green Dot Special Meeting.
At the Green Dot Special Meeting, you will be asked to vote on the following matters:
•	A proposal to adopt the Merger Agreement (the “Green Dot Merger Proposal”);
•	A proposal to approve the transactions contemplated by the Separation Agreement (the “Green Dot Separation Proposal”);
•
A proposal to approve, on an advisory (non-binding) basis, the transaction-related compensation payments that will or may be paid to named executive officers of Green Dot in connection with the transactions contemplated by the Merger Agreement and the Separation Agreement (the “Green Dot Compensation Proposal”); and

•
A proposal to adjourn the Green Dot Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve both the Green Dot Merger Proposal and the Green Dot Separation Proposal, to establish a quorum or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Green Dot stockholders (the “Green Dot Adjournment Proposal”).

The Green Dot Board has fixed the close of business on May 15, 2026 as the record date for the Green Dot Special Meeting. Only holders of record of Green Dot Common Stock as of the close of business on the record date for the Green Dot Special Meeting are entitled to notice of, and to vote at, the Green Dot Special Meeting or any adjournment or postponement thereof.
The Green Dot Board unanimously recommends that Green Dot stockholders vote “FOR” the Green Dot Merger Proposal, “FOR” the Green Dot Separation Proposal, “FOR” the Green Dot Compensation Proposal and “FOR” the Green Dot Adjournment Proposal.
If you have any questions or need assistance with voting, please contact Green Dot’s proxy solicitor, Innisfree M&A Incorporated, by calling toll-free at (866) 239-1763.
Your vote is important. We cannot complete the transactions contemplated by the Merger Agreement or the Separation Agreement unless Green Dot stockholders both adopt the Merger Agreement and approve the transactions contemplated by the Separation Agreement. The affirmative vote of the holders of a majority of all the votes entitled to be cast on the Merger Agreement and on the Separation Agreement by the Green Dot stockholders is required to approve the Green Dot Merger Proposal and the Green Dot Separation Proposal, respectively.
Each copy of the proxy statement/prospectus mailed to Green Dot stockholders is accompanied by a form of proxy card with instructions for voting. The accompanying proxy statement/prospectus explains the Merger Agreement and the transactions contemplated thereby and the Separation Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Green Dot Special Meeting. Please carefully review the proxy statement/prospectus, including the annexes thereto and the documents incorporated by reference therein, in its entirety.

Whether or not you plan to attend the Green Dot Special Meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the Board of Directors,

/s/ Amy Pugh
Amy Pugh
General Counsel and Secretary
Green Dot Corporation

May 8, 2026

MERGERS PROPOSED—YOUR VOTE IS VERY IMPORTANT
To the Stockholders of CommerceOne Financial Corporation:
On behalf of the board of directors of CommerceOne Financial Corporation (“CommerceOne” and such board, the “CommerceOne Board”), we are pleased to enclose the accompanying proxy statement/prospectus relating to, among other matters, the proposed Mergers (as defined below). We are requesting that you take certain actions as a holder of CommerceOne Common Stock (as defined below).
On November 23, 2025, CommerceOne, Green Dot Corporation, a Delaware corporation (“Green Dot”), Compass Sub North, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne (“New CommerceOne”), Compass Sub East, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne (“Merger Sub One”), and Compass Sub West, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Merger Sub Two Holdco (as defined below) (“Merger Sub Two”) entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”) providing for the Mergers (as defined below). On the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub One will merge with and into CommerceOne, with CommerceOne surviving as a direct wholly-owned subsidiary of New CommerceOne (the “CommerceOne Merger”), and concurrently, Merger Sub Two will merge with and into Green Dot, with Green Dot surviving as a direct, wholly-owned subsidiary of Compass Sub Northwest, Inc., a wholly-owned subsidiary of New CommerceOne (“Merger Sub Two Holdco”) (the “Green Dot Merger,” and together with the CommerceOne Merger, the “First Mergers”); and (ii) CommerceOne, as the surviving corporation of the CommerceOne Merger, will then merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation” (the “Upstream Merger,” and together with the CommerceOne Merger, the “CommerceOne Mergers,” and the Upstream Merger together with the First Mergers, the “Mergers”).
Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First Mergers (the “First Effective Time”), each share of CommerceOne common stock, par value $1.00 per share (the “CommerceOne Common Stock”) issued and outstanding immediately prior to the First Effective Time, subject to certain exceptions, will be converted into the right to receive one share of common stock, par value $0.01 per share, of New CommerceOne (“New CommerceOne Common Stock”). As promptly as practicable after the First Effective Time, but in no event later than five (5) days thereafter, a letter of transmittal and instructions will be mailed to each holder of record of shares of CommerceOne Common Stock immediately prior to the First Effective Time, together with instructions for surrendering such shares in exchange for shares of New CommerceOne Common Stock.
We expect the CommerceOne Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, CommerceOne stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of CommerceOne Common Stock for New CommerceOne Common Stock in the Mergers.
Upon the terms and subject to the conditions set forth in the Merger Agreement, at the First Effective Time, each outstanding share of Class A common stock, par value $0.001 per share, of Green Dot (“Green Dot Class A Common Stock”), and each outstanding share of Class B common stock, par value $0.001 per share, of Green (“Green Dot Class B Common Stock” and together with the Green Dot Class A Common Stock, the “Green Dot Common Stock”) will be converted into the right to receive 0.2215 shares of New CommerceOne Common Stock (the “Exchange Ratio”) and an amount in cash equal to $8.11, subject to withholding and without interest (the “Per Share Cash Consideration”).
The Green Dot Class A Common Stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “GDOT.” The closing price of Green Dot Class A Common Stock on NYSE on November 21, 2025, the last trading day before the public announcement of the Mergers, was $11.80 per share. The closing price of Green

Dot Class A Common Stock on the NYSE on May 5, 2026, the last practicable trading day before the printing date of this proxy statement/prospectus, was $12.49 per share. CommerceOne Common Stock is privately held. Upon completion of the Mergers, New CommerceOne intends to list New CommerceOne Common Stock on the NYSE under the symbol “CONE.”
Based on the number of shares of CommerceOne Common Stock and Green Dot Common Stock outstanding as of May 5, 2026, New CommerceOne expects to issue approximately 17,648,587 shares of New CommerceOne Common Stock to holders of CommerceOne Common Stock and Green Dot Common Stock in the aggregate in the Mergers, provided, however, that, if outstanding options to purchase shares of CommerceOne Common Stock are exercised for CommerceOne Common Stock prior to the First Effective Time or if outstanding warrants to purchase shares of CommerceOne Common Stock are exercised for CommerceOne Common Stock prior to the First Effective Time, as applicable, New CommerceOne may be required to issue additional shares of New CommerceOne Common Stock in the Mergers. Following the consummation of the Mergers, and assuming no earlier exercise of such outstanding options or warrants, it is expected that former CommerceOne stockholders, as a group, will own approximately 27.8% of the outstanding shares of New CommerceOne Common Stock, and former Green Dot stockholders, as a group, will own approximately 72.2% of the outstanding shares of New CommerceOne Common Stock.
On November 23, 2025, concurrently with the execution of the Merger Agreement, New CommerceOne, Green Dot and Green Dot OpCo, LLC (“Payments Buyer”) entered into the Separation Agreement (the “Separation Agreement”). Upon the terms and subject to the conditions set forth in the Separation Agreement, between the First Mergers and the Upstream Merger, (i) Green Dot will convert into a limited liability company, (ii) Green Dot will distribute the stock of Green Dot Bank, a wholly-owned subsidiary of Green Dot (“Green Dot Bank”), to Merger Sub Two Holdco and (iii) Payments Buyer will acquire Green Dot and its non-bank financial technology and related assets and operations. Upon the consummation of the transactions contemplated by the Merger Agreement and Separation Agreement, New CommerceOne will acquire Green Dot Bank and become a publicly traded bank holding company holding CommerceOne Bank and Green Dot Bank as its sole operating subsidiaries.
CommerceOne will hold a virtual special meeting of its stockholders (the “CommerceOne Special Meeting”) to consider and vote to approve:
1.	the Merger Agreement and the transactions contemplated thereby, including the Mergers (“CommerceOne Mergers Proposal”);
2.	the adoption of the New CommerceOne 2026 Equity Incentive Plan (“New CommerceOne 2026 Equity Incentive Plan Proposal”); and
3.
the adjournment of the CommerceOne Special Meeting, if there are insufficient votes at the time of the CommerceOne Special Meeting to approve the CommerceOne Mergers Proposal, to establish a quorum or to permit further solicitation of proxies in favor of the CommerceOne Mergers Proposal (“CommerceOne Adjournment Proposal”).

Each of the CommerceOne Board and the board of directors of Green Dot (“Green Dot Board”) has approved the Merger Agreement and the transactions contemplated thereby, including the Mergers. Additional information about Merger Agreement and the transactions contemplated thereby, including the Mergers, is contained in the accompanying proxy statement/prospectus. In particular, see the section entitled “Risk Factors” beginning on page 39. We urge you to read the accompanying proxy statement/prospectus carefully and in its entirety.
Your vote is important. CommerceOne and Green Dot cannot complete the Mergers unless CommerceOne stockholders approve the CommerceOne Mergers Proposal. Accordingly, whether or not you plan to virtually attend the CommerceOne Special Meeting, you are requested to promptly vote your shares by proxy electronically via the Internet or by sending in the appropriate paper proxy card as instructed in these materials.
The CommerceOne Special Meeting will be held virtually on June 23, 2026 at 10:00 a.m., Central Time at www.virtualshareholdermeeting.com/COMMSM2026.
The CommerceOne Board has determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers, are consistent with, and will further, the business strategies of

CommerceOne and are fair and in the best interests of CommerceOne and its stockholders and recommends that CommerceOne stockholders vote: “FOR” the CommerceOne Mergers Proposal; “FOR” the New CommerceOne 2026 Equity Incentive Plan Proposal; and “FOR” the CommerceOne Adjournment Proposal.
The accompanying proxy statement/prospectus provides you with detailed information about the CommerceOne Special Meeting, the Merger Agreement and the transactions contemplated thereby, including the Mergers. Please carefully read this entire proxy statement/prospectus. In particular, you should carefully read the information under the section entitled “Risk Factors” beginning on page 39.
On behalf of CommerceOne, thank you for your prompt attention to this important matter.

Sincerely,
/s/ Kevin B. Kynerd
Kevin B. Kynerd
Chair of the Board of Directors

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Mergers or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the First Mergers are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of any of New CommerceOne, Green Dot or CommerceOne, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying proxy statement/prospectus is dated May 8, 2026, and is first being mailed to CommerceOne stockholders on or about May 15, 2026.

NOTICE OF THE COMMERCEONE SPECIAL MEETING
TO BE HELD ON JUNE 23, 2026, 10:00 A.M. (CENTRAL TIME)
VIRTUAL MEETING ONLY – NO PHYSICAL MEETING LOCATION
To the Stockholders of CommerceOne Financial Corporation:
We are pleased to invite you to a special meeting of stockholders of CommerceOne Financial Corporation (which we refer to as “CommerceOne” and references to “we,” “us,” and “our” for purposes of this notice refer to CommerceOne), to be held via webcast at www.virtualshareholdermeeting.com/COMMSM2026 on June 23, 2026 at 10:00 a.m., Central Time, such meeting we refer to as the “CommerceOne Special Meeting,” for the following purposes:
1.
To consider and vote on a proposal to approve the Agreement and Plan of Merger, dated as of November 23, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among CommerceOne, Green Dot Corporation, a Delaware corporation (“Green Dot”), Compass Sub North, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne (“New CommerceOne”), Compass Sub East, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne (“Merger Sub One”) and Compass Sub West, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Merger Sub Two Holdco (as defined below) (“Merger Sub Two”), and the transactions contemplated thereby, including that upon the terms and subject to the conditions set forth therein, (i) Merger Sub One will merge with and into CommerceOne, with CommerceOne surviving as a direct wholly-owned subsidiary of New CommerceOne (the “CommerceOne Merger”), and concurrently, Merger Sub Two will merge with and into Green Dot, with Green Dot surviving as a direct, wholly-owned subsidiary of Compass Sub Northwest, Inc., a wholly-owned subsidiary of New CommerceOne (“Merger Sub Two Holdco”) (the “Green Dot Merger,” and together with the CommerceOne Merger, the “First Mergers”); and (ii) CommerceOne, as the surviving corporation of the CommerceOne Merger, will then merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation” (the “Upstream Merger,” and together with the First Mergers, the “Mergers”), such proposal we refer to as the “CommerceOne Mergers Proposal”;

2.
To consider and vote on a proposal to approve and adopt the New CommerceOne 2026 Equity Incentive Plan attached as Annex J, such proposal we refer to as the “New CommerceOne 2026 Equity Incentive Plan Proposal”; and

3.
To consider and vote on a proposal to adjourn the CommerceOne Special Meeting, if there are insufficient votes at the time of the CommerceOne Special Meeting to approve the CommerceOne Mergers Proposal, to permit further solicitation of proxies in favor of the CommerceOne Mergers Proposal, such proposal we refer to as the “CommerceOne Adjournment Proposal.”

The board of directors of CommerceOne has set May 15, 2026 as the record date for the CommerceOne Special Meeting. Only holders of record of CommerceOne common stock at the close of business on May 15, 2026 will be entitled to notice of and to vote at the CommerceOne Special Meeting and any adjournments or postponements thereof. Assuming a quorum is present, approval of the CommerceOne Mergers Proposal requires that the number of votes cast at the CommerceOne Special Meeting favoring the CommerceOne Mergers Proposal exceeds the number of votes cast opposing the CommerceOne Mergers Proposal. In addition, the terms of the Merger Agreement provide, as a condition to Closing, that approval of the CommerceOne Mergers Proposal requires the affirmative vote of a majority of the outstanding shares of CommerceOne Common Stock entitled to vote thereon. Assuming a quorum is present, approval of the New CommerceOne 2026 Equity Incentive Plan Proposal requires that the votes cast in favor of such proposal exceed the votes cast opposing such proposal. Approval of the CommerceOne Adjournment Proposal requires that the votes cast in favor of such proposal exceed the votes cast opposing such proposal. CommerceOne will transact no other business at the CommerceOne Special Meeting, except for business properly brought before the CommerceOne Special Meeting or any adjournment or postponement thereof.

CommerceOne stockholders must approve the CommerceOne Mergers Proposal for the Mergers to occur. The proxy statement/prospectus accompanying this notice provides a detailed description of the Merger Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the CommerceOne Special Meeting. A summary of the Merger Agreement is included in the proxy statement/prospectus in the sections entitled “The Mergers” and “The Merger Agreement” and a copy of the Merger Agreement is attached as Annex A, each of which are incorporated by reference into this notice to the same extent as if fully set forth herein. Please review the proxy statement/prospectus and its annexes carefully and in their entirety. In addition, pursuant to Section 10A-2A-11.04(d) of the ABCL, a copy of the bylaws and certificate of incorporation of Merger Sub One are attached as Annex G and Annex F, respectively.
Holders of CommerceOne Common Stock as of the record date are entitled to appraisal rights under the ABCL. Pursuant to Section 10A-2A-13.02, a CommerceOne stockholder who does not wish to accept the CommerceOne Merger Consideration pursuant to the terms of the Merger Agreement may dissent from the Mergers and elect to receive the fair value of his or her CommerceOne shares (as determined immediately prior to the consummation of the First Mergers), excluding any appreciation or depreciation in anticipation of the Mergers unless exclusion would be inequitable, but including interest from the effective date of the merger until the date of payment. In order to exercise appraisal rights, a dissenting CommerceOne stockholder must strictly comply with the statutory procedures of Sections 10A-2A-13.01 through 10A-2A-13.40 of the ABCL. A copy of the full text of those Sections is included as Annex K to this proxy statement/prospectus. CommerceOne stockholders are urged to read Annex K in its entirety and to consult with their legal advisors.
YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. Whether or not you plan to virtually attend the CommerceOne Special Meeting, please complete, sign, date and return the enclosed proxy card in the postage paid envelope provided or by e-mailing to proxyvote@commerceonebank.com at your earliest convenience. You may also submit a proxy via the Internet by following the instructions in the enclosed proxy statement/prospectus and on your proxy card.
The board of directors of CommerceOne considered the terms of the Merger Agreement and has determined that the entry into the Merger Agreement and the consummation of the transactions contemplated thereby, including the Mergers, on the terms and conditions set forth in the Merger Agreement, are consistent with, and will further, the business strategies of CommerceOne and are fair and in the best interests of CommerceOne and its stockholders and recommends that CommerceOne stockholders vote: “FOR” the CommerceOne Mergers Proposal; “FOR” the New CommerceOne 2026 Equity Incentive Plan Proposal; and “FOR” the CommerceOne Adjournment Proposal.
CommerceOne has adopted a virtual format for the CommerceOne Special Meeting to provide a convenient experience to all stockholders regardless of location. You will be able to virtually attend the meeting and vote your shares at the meeting by visiting www.virtualshareholdermeeting.com/COMMSM2026 and entering your control number found on your proxy card or broker instruction letter.
If you have any questions or need assistance with voting, please contact us at (205) 545-5745.

BY ORDER OF THE BOARD OF DIRECTORS,
/s/ W. Scott Mathews
W. Scott Mathews
Corporate Secretary

May 8, 2026

ADDITIONAL INFORMATION
As permitted by the rules of the U.S. Securities and Exchange Commission (the “SEC”), this proxy statement/prospectus incorporates important business and financial information about Green Dot from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the SEC website at http://www.sec.gov.
Documents filed by Green Dot with the SEC are available free of charge in the “Investor Relations” section of Green Dot’s website, www.greendot.com, under the heading “Financial Information.” The web addresses of the SEC and Green Dot are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus. These documents are also available to you, free of charge, upon your request in writing, by email or by telephone to Green Dot at the address below:
Green Dot Corporation
4675 Cornell Road, Suite 280
Cincinnati, Ohio 45241
Attn: Investor Relations
(626) 765-2000
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them, by written or oral means, no later than five (5) business days before the date of the applicable special meeting. This means that Green Dot stockholders requesting documents must do so by June 15, 2026. See “Where You Can Find More Information” beginning on page 253 of this proxy statement/prospectus for further information.
i

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by New CommerceOne, constitutes a prospectus of New CommerceOne under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of New CommerceOne Common Stock to be issued to CommerceOne and Green Dot stockholders pursuant to the Merger Agreement. This proxy statement/prospectus also constitutes a proxy statement of Green Dot under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and a notice of meeting with respect to the Green Dot Special Meeting. This proxy statement/prospectus also constitutes a proxy statement of CommerceOne and a notice of meeting with respect to the CommerceOne Special Meeting. Because CommerceOne Common Stock is not registered pursuant to Section 12 of the Exchange Act, the solicitation of proxies with respect to the CommerceOne Special Meeting is not subject to nor does it constitute a solicitation under Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act and the rules promulgated by the SEC thereunder.
Except where the context otherwise indicates, the information concerning Green Dot contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Green Dot, and the information concerning CommerceOne or New CommerceOne contained in this proxy statement/prospectus has been provided by CommerceOne or New CommerceOne, respectively.
You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, none of Green Dot, New CommerceOne or CommerceOne takes any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained in or incorporated by reference into this proxy statement/prospectus.
This proxy statement/prospectus is dated May 8, 2026. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document. None of the mailing of this proxy statement/prospectus or the issuance by New CommerceOne of New CommerceOne Common Stock pursuant to the Merger Agreement will create any implication to the contrary.
This proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
All currency amounts referenced in this proxy statement/prospectus are in U.S. dollars, unless otherwise indicated. Additionally, unless otherwise indicated or as the context otherwise requires, all references to:
•	“ABCL” means Alabama Business Corporation Law;
•
“Acquisition Proposal” means, with respect to CommerceOne or Green Dot, as applicable, other than the transactions contemplated by the Merger Agreement and the Separation Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of a party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of a party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party;

•	“ASBD” means the Alabama State Banking Department;
•	“BHC Act” means the Bank Holding Company Act of 1956, as amended;
•	“Citi” means Citigroup Global Markets Inc.;
•	“Closing” means the closing of the transactions contemplated by the Merger Agreement;

•	“Closing Date” means the date of closing of the transactions contemplated by the Merger Agreement and the Separation Agreement;
•	“Code” means the Internal Revenue Code of 1986, as amended;
•	“Combined Company” means New CommerceOne following the Mergers;
•	“CommerceOne” means CommerceOne Financial Corporation, an Alabama corporation;
•
“CommerceOne Adjournment Proposal” means the proposal to adjourn the CommerceOne Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the CommerceOne Special Meeting to approve the CommerceOne Mergers Proposal;

•	“CommerceOne Bank” means CommerceOne Bank, an Alabama state-chartered bank and a wholly-owned subsidiary of CommerceOne;
•	“CommerceOne Board” means the board of directors of CommerceOne;
•	“CommerceOne Board Recommendation” means the CommerceOne Board’s recommendation to the stockholders of CommerceOne to approve the CommerceOne Merger and transactions contemplated thereby;
•	“CommerceOne Bylaws” means the Bylaws of CommerceOne, adopted as of March 9, 2022;
•	“CommerceOne Common Stock” means the common stock, par value $1.00 per share, of CommerceOne;
•	“CommerceOne Equity Awards” means CommerceOne Stock Options and CommerceOne Restricted Stock;
•
“CommerceOne Special Meeting” means the virtual special meeting of CommerceOne stockholders to be held on June 23, 2026, starting at 10:00 a.m., Central Time at www.virtualshareholdermeeting.com/COMMSM2026 (as it may be adjourned or postponed to a later date);

•	“CommerceOne Merger” means the merger in which Merger Sub One shall merge with and into CommerceOne, with CommerceOne surviving as a direct wholly-owned Subsidiary of New CommerceOne;
•	“CommerceOne Mergers” means the CommerceOne Merger and the Upstream Merger, collectively;
•	“CommerceOne Merger Consideration” means the right of each share of CommerceOne Common Stock to receive one share of New CommerceOne Common Stock;
•
“CommerceOne Mergers Proposal” means the proposal for the CommerceOne stockholders to approve with affirmative consent by holders of a majority of the outstanding shares of CommerceOne Common Stock the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers and the principal terms thereof;

•	“CommerceOne Parties” means CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two;
•	“CommerceOne Warrant” means each outstanding warrant to purchase shares of CommerceOne Common Stock;
•	“CommerceOne Restricted Stock” means each outstanding restricted stock award under the CommerceOne Second Amended and Restated 2018 Incentive Stock Compensation Plan;
•	“CommerceOne Stock Option” means each outstanding option to purchase shares of CommerceOne Common Stock;
•	“CRA” means Community Reinvestment Act of 1977;
•	“DGCL” means Delaware General Corporation Law;

•
“Equity Award Exchange Ratio” means (A) the Exchange Ratio, plus (B) the quotient of (x) the Per Share Cash Consideration divided by (y) Implied New CommerceOne Share Price, rounded to the nearest one thousandth;

•	“Exchange Ratio” means the ratio converting each outstanding share of Green Dot Common Stock to 0.2215 shares of New CommerceOne Common Stock;
•	“FDIC” means the Federal Deposit Insurance Corporation;
•	“Federal Reserve Board” means the Federal Reserve Board;
•
“First Effective Time” means the CommerceOne Merger and Green Dot Merger becoming effective simultaneously at such time as may be agreed by the parties to the Merger Agreement in writing and specified in the CommerceOne Certificates of Merger and the Green Dot Certificate of Merger in accordance with the relevant provisions of the DGCL and the ABCL or at such other time as shall be provided by applicable law;

•	“First Mergers” means the CommerceOne Merger and Green Dot Merger;
•	“Green Dot” means Green Dot Corporation, a Delaware Corporation;
•
“Green Dot Adjournment Proposal” means a proposal to adjourn the Green Dot Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve both the Green Dot Merger Proposal and the Green Dot Separation Proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Green Dot stockholders;

•	“Green Dot Bank” means Green Dot Bank, a Utah state-chartered bank and a wholly-owned subsidiary of Green Dot;
•	“Green Dot Board” means the board of directors of Green Dot;
•
“Green Dot Board Recommendation” means the Green Dot Board’s recommendation to the stockholders of Green Dot to adopt the Merger Agreement and approve the transactions contemplated by the Separation Agreement;

•	“Green Dot Bylaws” means the Amended and Restated Bylaws of Green Dot;
•	“Green Dot Charter” means the Amended and Restated Certificate of Incorporation of Green Dot;
•	“Green Dot Class A Common Stock” means the Class A common stock, par value of $0.001 per share, of Green Dot;
•	“Green Dot Class B Common Stock” means the Class B common stock, par value of $0.001 per share, of Green Dot;
•	“Green Dot Common Stock” means the Green Dot Class A Common Stock and the Green Dot Class B Common Stock, collectively;
•
“Green Dot Compensation Proposal” means a proposal to approve, on an advisory (non-binding) basis, the transaction-related compensation payments that will or may be paid to named executive officers of Green Dot in connection with the transactions contemplated by the Merger Agreement and the Separation Agreement;

•	“Green Dot ESPP” means the Green Dot Employee Stock Purchase Plan;
•
“Green Dot Special Meeting” means the virtual special meeting of Green Dot stockholders to be held on June 23, 2026, starting at 12:00 p.m., Mountain Time at www.virtualshareholdermeeting.com/GDOT2026SM (as it may be adjourned or postponed to a later date);

•	“Green Dot Merger” means the merger in which Merger Sub Two shall merge with and into Green Dot, with Green Dot surviving as a direct, wholly-owned Subsidiary of Merger Sub Two Holdco;

•
“Green Dot Merger Consideration” means the right of each share of Green Dot Class A Common Stock and each share of Green Dot Class B Common Stock to receive (A) 0.2215 shares (as it may be adjusted pursuant to Section 1.7(b) of the Merger Agreement) of the New CommerceOne Common Stock and (B) an amount in cash equal to $8.11, without interest and subject to any required tax withholding;

•	“Green Dot Merger Proposal” means a proposal to adopt the Merger Agreement;
•	“Green Dot PSU Awards” means the performance-based restricted stock unit awards in respect of shares of Green Dot Common Stock granted under the Stock Plan;
•	“Green Dot RSU Awards” means the time-based restricted stock unit awards in respect of shares of Green Dot Common Stock granted under the Stock Plan;
•	“Green Dot Separation Proposal” means a proposal to approve the transactions contemplated by the Separation Agreement;
•	“HSR Act” means the Hart-Scott-Rodino Act;
•
“Implied New CommerceOne Share Price” means (A)(1) the closing sale price of Green Dot Common Stock on the NYSE, as reported by The Wall Street Journal on the last trading day preceding the Closing Date, minus (2) the Per Share Cash Consideration, divided by (B) the Exchange Ratio;

•
“material burdensome condition” means any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on New CommerceOne and its subsidiaries, taken as a whole, after giving effect to the Mergers, the Payments Sale and other transactions contemplated by the Merger Agreement and the Separation Agreement;

•
“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of November 23, 2025, by and among New CommerceOne, CommerceOne, Green Dot, Merger Sub One, and Merger Sub Two (as it may be amended, modified or supplemented from time to time in accordance with its terms), which is attached to this proxy statement/prospectus as Annex A;

•	“Merger Sub One” means Compass Sub East, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne;
•	“Merger Sub Two” means Compass Sub West, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Merger Sub Two Holdco;
•	“Merger Sub Two Holdco” means Compass Sub Northwest, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne;
•	“Mergers” means the First Mergers and the Upstream Merger, collectively;
•	“New CommerceOne” means Compass Sub North, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne;
•	“New CommerceOne Board” means the board of directors of New CommerceOne;
•	“New CommerceOne Bylaws” means the amended and restated bylaws of New CommerceOne in the form set forth in Exhibit B to the Merger Agreement;
•	“New CommerceOne Charter” means the amended and restated certificate of incorporation of New CommerceOne in the form set forth in Exhibit A to the Merger Agreement;
•	“New CommerceOne Common Stock” means the common stock, par value $0.01 per share, of New CommerceOne;
•	“New CommerceOne 2026 Equity Incentive Plan Proposal” means a proposal to approve and adopt the New CommerceOne 2026 Equity Incentive Plan;
•	“New CommerceOne Warrant” means each warrant to purchase shares of New CommerceOne Common Stock;
v

•	“NYSE” means the New York Stock Exchange;
•	“Payments Buyer” means Green Dot OpCo, LLC;
•	“Payments Sale” means the sale of Green Dot’s non-bank financial technology and related assets and operations;
•
“Per Share Cash Consideration” means the right of each outstanding share of Green Dot Common Stock to receive cash consideration equal to $8.11, without interest and subject to any required tax withholding;

•	“Performance Trust” means Performance Trust Capital Partners, LLC;
•	“Premium Cap” means an amount equal to 300% of the current annual premium paid for Green Dot’s existing directors’ and officers’ insurance policy as of the date of the Merger Agreement;
•
“Recommendation Change” means any act by CommerceOne, Green Dot and/or their respective boards of directors in any of the following: (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the CommerceOne Board Recommendation, in the case of CommerceOne, or the Green Dot Board Recommendation, in the case of Green Dot, (ii) fail to make the CommerceOne Board Recommendation, in the case of CommerceOne, or the Green Dot Board Recommendation, in the case of Green Dot, in this proxy statement/prospectus, (iii) adopt, approve, recommend, or endorse an Acquisition Proposal (as defined below) or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the CommerceOne Board Recommendation, in the case of CommerceOne, or the Green Dot Board Recommendation, in the case of Green Dot, in each case within ten (10) business days (or such fewer number of days as remains prior to the CommerceOne Special Meeting or the Green Dot Special Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing;

•
“Reverse Termination Fee” means the termination fee that CommerceOne would pay Green Dot in the event the Merger Agreement is terminated in circumstances enumerated in Section 8.2(c) of the Merger Agreement;

•
“requisite regulatory approvals” means all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) from the Federal Reserve Board, the ASBD, the UDFI, under the HSR Act, as applicable, and as otherwise contemplated by the Merger Agreement or the Separation Agreement that are required to consummate the Mergers or the Payments Sale or those the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on the Combined Company;

•	“Riegle-Neal Act” means Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended;
•	“SEC” means the Securities and Exchange Commission;
•
“Second Effective Time” means the Upstream Merger becoming effective after the Payments Sale at such time as may be agreed by the parties to the Merger Agreement in writing and specified in the Upstream Certificates of Merger in accordance with the relevant provisions of the DGCL or the ABCL or at such other time as shall be provided by applicable law;

•
“Separation Agreement” means the Separation Agreement, dated as of November 23, 2025, by and among Payments Buyer, Green Dot and New CommerceOne (as it may be amended, modified or supplemented from time to time in accordance with its terms), which is attached to this proxy statement/prospectus as Annex B;

•	“Stockholders” or “Holders” means holders of shares of the common stock of New CommerceOne, CommerceOne or Green Dot, as the context suggests;
•	“Stock Plan” means Green Dot’s Amended and Restated 2010 Equity Incentive Plan, as amended;
•
“Support Agreement” means that certain Support Agreement, dated as of November 23, 2025, by and among CommerceOne, New CommerceOne, Green Dot and certain significant stockholders of CommerceOne (as it may be amended, modified or supplemented from time to time in accordance with its terms), which is attached to this proxy statement/prospectus as Annex C;

•	“Termination Date” means November 23, 2026 (which may be extended to February 23, 2027 or to the Closing Date in certain circumstances set forth in the Merger Agreement);
•	“Termination Fee” means the termination fee that Green Dot would pay CommerceOne in the event the Merger Agreement is terminated in circumstances enumerated in Section 8.2(b) of the Merger Agreement;
•	“UDFI” means the Utah Department of Financial Institutions;
•
“Upstream Merger” means the merger in which CommerceOne, as the surviving corporation of the CommerceOne Merger, shall merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation”; and

•	“We,” “our,” and “us” refer to New CommerceOne, CommerceOne and Green Dot collectively, unless otherwise indicated or as the context requires.

QUESTIONS AND ANSWERS
The following are some questions that you may have about the Mergers (as defined below), the CommerceOne Special Meeting or the Green Dot Special Meeting, and brief answers to those questions. New CommerceOne, CommerceOne and Green Dot urge you to read carefully the entirety of this proxy statement/prospectus, including the annexes hereto and the information incorporated herein, because the information in this section does not provide all of the information that might be important to you with respect to the Mergers, the CommerceOne Special Meeting or the Green Dot Special Meeting. See the section entitled “Where You Can Find More Information” for additional information.
Questions and Answers for CommerceOne and Green Dot Stockholders
Q:	Why am I receiving this proxy statement/prospectus?
A:
You are receiving this proxy statement/prospectus because CommerceOne and Green Dot have entered into an Agreement and Plan of Merger, dated November 23, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”). Pursuant to the Merger Agreement, (i) Merger Sub One will merge with and into CommerceOne, with CommerceOne surviving as a direct wholly-owned subsidiary of New CommerceOne (the “CommerceOne Merger”), and concurrently, Merger Sub Two will merge with and into Green Dot, with Green Dot surviving as a direct, wholly-owned subsidiary of Merger Sub Two Holdco (the “Green Dot Merger,” together with the CommerceOne Merger, the “First Mergers”); and (ii) CommerceOne will then merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation” (the “Upstream Merger” and together with the CommerceOne Merger and the Green Dot Merger, the “Mergers”). Between the completion of (i) and (ii) of the foregoing sentence, pursuant to the terms and subject to the conditions set forth in the Separation Agreement, (a) Green Dot will convert into a limited liability company, (b) Green Dot will distribute the stock of Green Dot Bank to Merger Sub Two Holdco, and (c) Payments Buyer will acquire Green Dot and its non-bank financial technology and related assets and operations (clauses (a) through (c), collectively, the “Payments Sale”). As a result of the Mergers, New CommerceOne will become a publicly traded company and acquire and retain Green Dot Bank as its wholly-owned subsidiary. A copy of the Merger Agreement is attached as Annex A to this document, and a copy of the Separation Agreement is attached as Annex B to this document. In this proxy statement/prospectus, we refer to the time at which the First Mergers become effective as the “First Effective Time.” We refer to the time at which the Upstream Merger becomes effective as the “Second Effective Time,” the closing of the transactions contemplated by the Merger Agreement as the “Closing,” the closing of the transactions contemplated by the Separation Agreement as the “Separation Closing” and the date on which the Closing and the Separation Closing occurs as the “Closing Date.”

In order to complete the Mergers, among other things:
•
CommerceOne stockholders must approve with affirmative consent by holders of a majority of the outstanding shares of CommerceOne Common Stock (such approval, the “requisite CommerceOne stockholder approval”) the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Mergers and the principal terms thereof (the “CommerceOne Mergers Proposal”).

•
Green Dot stockholders must approve (such approval, the “requisite Green Dot stockholder approval”) the adoption of the Merger Agreement (the “Green Dot Merger Proposal”) and the transactions contemplated by the Separation Agreement (the “Green Dot Separation Proposal”).

CommerceOne stockholders will be further asked to consider and vote on:
•	a proposal to approve and adopt the New CommerceOne 2026 Equity Incentive Plan (the “New CommerceOne 2026 Equity Incentive Plan Proposal”); and
•
a proposal to adjourn the CommerceOne Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the CommerceOne Special Meeting to approve the CommerceOne Mergers Proposal (the “CommerceOne Adjournment Proposal”).

Green Dot stockholders will be further asked to consider and vote on:
•
a proposal to approve, on an advisory (non-binding) basis, the transaction-related compensation payments that will or may be paid to named executive officers of Green Dot in connection with the transactions contemplated by the Merger Agreement and Separation Agreement (the “Green Dot Compensation Proposal”); and

•
a proposal to adjourn the Green Dot Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve both the Green Dot Merger Proposal and the Green Dot Separation Proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Green Dot stockholders (the “Green Dot Adjournment Proposal”).

None of the approvals of the New CommerceOne 2026 Equity Incentive Plan Proposal, the CommerceOne Adjournment Proposal, Green Dot Compensation Proposal or Green Dot Adjournment Proposal are a condition to the obligations of CommerceOne or Green Dot to complete the Mergers. The approvals of the CommerceOne Mergers Proposal, Green Dot Merger Proposal and Green Dot Separation Proposal are conditions to the completion of the Mergers and the transactions contemplated by the Separation Agreement.
This document is being delivered to you as a proxy statement of CommerceOne and of Green Dot. This document is also a prospectus that is being delivered to CommerceOne stockholders and Green Dot stockholders because, pursuant to the Merger Agreement, New CommerceOne is offering shares of New CommerceOne Common Stock to CommerceOne stockholders and Green Dot stockholders.
This proxy statement/prospectus contains important information about the Mergers and the other proposals being voted on at the CommerceOne Special Meeting. You should read it carefully and in its entirety.
Q:	What will happen in the Mergers?
A:
In the Mergers, Merger Sub One will merge with and into CommerceOne, with CommerceOne surviving as a direct wholly-owned subsidiary of New CommerceOne, and concurrently, Merger Sub Two will merge with and into Green Dot, with Green Dot surviving as a direct, wholly-owned subsidiary of Merger Sub Two Holdco. CommerceOne will then merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation” in the Upstream Merger. Following the consummation of the Mergers, New CommerceOne will become a publicly traded company and acquire and retain Green Dot Bank as its wholly-owned subsidiary. We refer to the resulting New CommerceOne following the Mergers as the “Combined Company.”

Between the completion of the First Mergers and the Upstream Merger, pursuant to the terms and subject to the conditions set forth in the Separation Agreement and the Merger Agreement, (a) Green Dot will convert into a limited liability company, (b) Green Dot will distribute the stock of Green Dot Bank to Merger Sub Two Holdco, and (c) Payments Buyer will acquire Green Dot and its non-bank financial technology and related assets and operations.
In addition, after completion of the Mergers, Green Dot Class A Common Stock will be delisted from the NYSE and Green Dot Class A Common Stock will be deregistered under the Exchange Act and will cease to be publicly traded.
See the information provided in the section entitled “The Merger Agreement—Structure of the Mergers” and the Merger Agreement for more information about the Mergers.
Q:	What will CommerceOne stockholders receive in the Mergers?
A:
Upon the terms and subject to the conditions set forth in the Merger Agreement, at the First Effective Time, each issued and outstanding share of CommerceOne Common Stock, par value $1.00, will be converted into the right to receive one share of New CommerceOne Common Stock, par value $0.01 per share (the “CommerceOne Merger Consideration”), less any withholding and without interest, subject to the terms of the Merger Agreement, except, to the extent applicable, for shares of CommerceOne owned by New CommerceOne, CommerceOne or Green Dot, in each case other than shares (x) held in certain accounts or a fiduciary or agency capacity that are beneficially owned by third parties or (y) held by CommerceOne or Green Dot in respect of debts previously contracted, and CommerceOne Dissenting Shares.

Following the consummation of the Mergers, shares of New CommerceOne Common Stock will be traded on the NYSE.
It is expected that CommerceOne stockholders as of immediately prior to the Mergers, as a group, will own approximately 27.8% of the outstanding shares of the Combined Company.
Q:	What will Green Dot stockholders receive in the Mergers?
A:
Upon the terms and subject to the conditions set forth in the Merger Agreement, at the First Effective Time, each issued and outstanding share of Green Dot Common Stock, par value $0.001 per share, will be converted into the right to receive (i) 0.2215 shares of New CommerceOne Common Stock, subject to adjustment pursuant to the Merger Agreement, and (ii) $8.11 in cash, without interest and subject to any required tax withholding (together, the “Green Dot Merger Consideration”), subject to the terms of the Merger Agreement, except, to the extent applicable, for shares of Green Dot owned by New CommerceOne, CommerceOne or Green Dot, in each case other than shares (x) held in certain accounts or a fiduciary or agency capacity that are beneficially owned by third parties or (y) held by CommerceOne or Green Dot in respect of debts previously contracted, and Green Dot Dissenting Shares.

It is expected that Green Dot stockholders as of immediately prior to the Mergers, as a group, will own approximately 72.2% of the outstanding shares of the Combined Company, assuming no earlier exercise of CommerceOne Stock Options or CommerceOne Warrants.
No new certificates or scrip representing fractional shares of New CommerceOne Common Stock will be issued upon the surrender for exchange of old certificates (which, for purposes of this proxy statement/prospectus, will be deemed to include certificate or book-entry account statements) of Green Dot Common Stock, no dividend or distribution with respect to New CommerceOne Common Stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of New CommerceOne. In lieu of the issuance of any such fractional share, New CommerceOne will pay to each Green Dot stockholder who otherwise would be entitled to receive such fractional share an amount in cash rounded to the nearest cent. This cash amount will be equal to (i) (A)(1) the closing sale price of Green Dot Common Stock on the NYSE, as reported by The Wall Street Journal on the last trading day preceding the Closing Date, minus (2) the Per Share Cash Consideration, divided by (B) the Exchange Ratio (the “Implied New CommerceOne Share Price”), multiplied by (ii) the fraction of a share (after taking into account all shares of Green Dot Common Stock held by such holder immediately prior to the First Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of New CommerceOne Common Stock which such holder would otherwise be entitled to receive pursuant to the Merger Agreement.
Q:	Will the exchange ratio of the applicable merger consideration change between the date of this proxy statement/prospectus and the time the Mergers are completed?
A:
No. The Exchange Ratio, the Per Share Cash Consideration and the exchange ratio in respect of shares of CommerceOne Common Stock are fixed as of the time of the signing of the Merger Agreement. If, prior to the First Effective Time, the outstanding shares of New CommerceOne Common Stock, CommerceOne Common Stock or Green Dot Common Stock will have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there will be any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the Exchange Ratio and the Per Share Cash Consideration to give New CommerceOne and CommerceOne and the holders of Green Dot Common Stock the same economic effect as contemplated by the Merger Agreement prior to such event.

Q:	Where can I find more information about CommerceOne, New CommerceOne or Green Dot?
A:	You can obtain more information about CommerceOne, New CommerceOne or Green Dot from the sources described under the section entitled “Where You Can Find More Information.”
Q:	When are the Mergers and the Payments Sale expected to be completed?
A:	Neither CommerceOne nor New CommerceOne nor Green Dot can predict the actual date on which the Mergers and the Payments Sale will be completed, or if the Mergers or the Payments Sale will be completed at all, because completion is subject to conditions and factors outside the control of CommerceOne, New CommerceOne and Green Dot. CommerceOne must obtain the requisite CommerceOne stockholder approval, and Green Dot must obtain the requisite Green Dot stockholder approvals. CommerceOne and Green Dot must also obtain required regulatory approvals and satisfy certain other closing conditions under the Merger Agreement and the Separation Agreement. CommerceOne, New CommerceOne and Green Dot expect the Mergers and the Payments Sale to be completed promptly once the relevant parties have obtained their respective stockholder approvals noted above, have obtained required regulatory approvals and have satisfied certain other closing conditions. Subject to the satisfaction of the conditions to the Mergers and the conditions to the transactions contemplated by the Separation Agreement, the Mergers and the Payments Sale are currently expected to close in the second quarter of 2026.
Q:	What are the conditions to complete the Mergers?
A:
The obligations of CommerceOne and Green Dot to complete the Mergers are subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including the receipt of requisite regulatory approvals and the expiration or termination of all statutory waiting periods in respect thereof and such requisite regulatory approvals having not resulted in any materially burdensome condition, the receipt of the requisite CommerceOne stockholder approval and the receipt of the requisite Green Dot stockholder approval. If the transactions contemplated by the Separation Agreement are not consummated in accordance with the terms thereof for any reason, the transactions contemplated by the Merger Agreement, including the Mergers, will not be completed. For more information, see the section entitled “The Merger Agreement—Conditions to Complete the Mergers.”

Q:	What are the conditions to complete the transactions contemplated by the Separation Agreement?
A:
The obligations of CommerceOne, Green Dot and Payments Buyer to complete the transactions contemplated by the Separation Agreement are subject to the satisfaction or waiver of certain closing conditions contained in the Separation Agreement. The transactions contemplated by the Separation Agreement are also conditioned upon the satisfaction or waiver of the closing conditions contained in the Merger Agreement. If the transactions contemplated by the Merger Agreement, including the Mergers, are not consummated for any reason, the transactions contemplated by the Separation Agreement will not be completed. For more information, see the section entitled “The Separation Agreement—Conditions to Complete the Payments Sale.”

Q:	What happens if the Mergers or the Payments Sale are not completed?
A:
If the Mergers or the Payments Sale are not completed, CommerceOne stockholders will not receive any consideration for their shares of CommerceOne Common Stock in connection with the Mergers, Green Dot stockholders will not receive any consideration for their shares of Green Dot Common Stock in connection with the Mergers and the Payments Sale will not occur. Instead, CommerceOne will remain an independent private company, and Green Dot will remain an independent public company. In addition, if the Merger Agreement is terminated in certain circumstances, a termination fee of $27.0 million will be payable by Green Dot to CommerceOne. If the Merger Agreement is terminated in certain other circumstances, a reverse termination fee of $3.5 million will be payable by CommerceOne to Green Dot. See the section entitled “The Merger Agreement—Effect of Termination; Termination Fee” for a more detailed discussion of the circumstances under which a termination fee will be required to be paid. In addition, if the Separation Agreement is terminated in certain circumstances, a termination fee of $40.0 million will be payable by Payments Buyer to Green Dot. See the section entitled “The Separation Agreement.”

Q:	What is householding and how does it affect me?
A:
SEC rules permit companies and its intermediaries, such as brokers, to satisfy the delivery requirements for proxy materials by delivering a single set of proxy materials to an address shared by two or more of Green Dot stockholders or CommerceOne stockholders, unless contrary instructions have been received in advance according to certain procedures. In cases of such contrary instructions, each stockholder continues to receive a separate notice of the meeting and proxy card.

Certain brokerage firms may have instituted householding for beneficial owners of Green Dot Common Stock or CommerceOne Common Stock, as applicable, held through brokerage firms. If your family has multiple accounts holding Green Dot Common Stock or CommerceOne Common Stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.
Questions and Answers for Green Dot Stockholders
Q:	When and where will the Green Dot Special Meeting take place?
A:
The Green Dot Special Meeting will be held virtually via the internet on June 23, 2026 at 12:00 p.m., Mountain Time. The Green Dot Special Meeting is expected to be held in a virtual-only meeting format conducted via live webcast. Stockholders may participate in the virtual meeting by accessing www.virtualshareholdermeeting.com/GDOT2026SM. You may log in beginning at 11:45 a.m., Mountain Time on June 23, 2026.

Even if you plan to attend the Green Dot Special Meeting virtually, Green Dot recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the Green Dot Special Meeting. See the section entitled “—Q: How can I vote my shares without attending the Green Dot Special Meeting?”
Q:	What matters will be considered at the Green Dot Special Meeting?
A:	At the Green Dot Special Meeting, Green Dot stockholders will be asked to consider and vote on the following proposals:
•	the Green Dot Merger Proposal;
•	the Green Dot Separation Proposal;
•	the Green Dot Compensation Proposal; and
•	the Green Dot Adjournment Proposal.
In order to complete the Mergers, among other things, Green Dot stockholders must approve the Green Dot Merger Proposal and the Green Dot Separation Proposal. Neither approval of the Green Dot Compensation Proposal nor approval of the Green Dot Adjournment Proposal is a condition to the obligations of Green Dot or CommerceOne to complete the Mergers.
Q:	Did the Green Dot board of directors approve the Merger Agreement and the Separation Agreement?
A:
Yes. After careful consideration, the Green Dot board of directors (the “Green Dot Board”), at a special meeting held on November 23, 2025, based upon the information provided to the Green Dot Board and upon such other matters as were deemed relevant by the Green Dot Board, (i) unanimously determined that the Merger Agreement, the Separation Agreement and the transactions contemplated thereby, including the Green Dot Merger, are advisable, expedient, fair to in the best interests of Green Dot and its stockholders, and (ii) declared it advisable to enter into the Merger Agreement and the Separation Agreement and have unanimously approved the Merger Agreement, the Separation Agreement and the transactions contemplated thereby, including the Green Dot Merger. Accordingly, the Green Dot Board recommends that Green Dot stockholders vote “FOR” the Green Dot Merger Proposal, “FOR” the Green Dot Separation Proposal, “FOR” the Green Dot Compensation Proposal and “FOR” the Green Dot Adjournment Proposal. For a more detailed discussion of the Green Dot Board’s recommendation, see the section entitled “The Mergers—Green Dot’s Reasons for the Green Dot Merger and the Payments Sale; Recommendation of the Green Dot Board of Directors.”

Q:	How does the Green Dot Board recommend that I vote at the Green Dot Special Meeting?
A:
The Green Dot Board unanimously recommends that Green Dot stockholders vote “FOR” the Green Dot Merger Proposal, “FOR” the Green Dot Separation Proposal, “FOR” the Green Dot Compensation Proposal and “FOR” the Green Dot Adjournment Proposal.

In considering the recommendations of the Green Dot Board, Green Dot stockholders should be aware that certain Green Dot directors and executive officers may have interests in the Mergers and the Payments Sale that are different from, or in addition to, the interests of Green Dot stockholders generally and may create potential conflicts of interests. For a more complete description of these interests, see the information provided in the section entitled “The Mergers—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale.”
Q:	Who is entitled to vote at the Green Dot Special Meeting?
A:
The record date for the Green Dot Special Meeting is May 15, 2026, which we refer to as the “Green Dot Record Date.” All Green Dot stockholders of record who held shares at the close of business on the Green Dot Record Date are entitled to receive notice of, and to vote at, the Green Dot Special Meeting. Your broker, bank, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank, trustee or other nominee. A list of holders of outstanding Green Dot Common Stock entitled to notice of, and to vote at, the Green Dot Special Meeting will be made available for inspection electronically by any stockholder beginning ten days prior to the Green Dot Special Meeting and through the Green Dot Special Meeting upon request by emailing ir@greendot.com.

Each holder of outstanding Green Dot Common Stock is entitled to cast one vote on each matter properly brought before the Green Dot Special Meeting for each share of Green Dot Common Stock that such holder owned of record as of the Green Dot Record Date. As of May 5, 2026, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, there were 56,680,265 outstanding shares of Green Dot Common Stock.
Attendance at the Green Dot Special Meeting via the Green Dot Special Meeting website is not required to vote. See below and the section entitled “The Green Dot Special Meeting—Proxies” for instructions on how to vote your shares of Green Dot Common Stock without attending the Green Dot Special Meeting.
Q:	What constitutes a quorum for the Green Dot Special Meeting?
A:
Holders of a majority of the outstanding shares of Green Dot Common Stock entitled to vote at the Green Dot Special Meeting must be present, either in attendance virtually via the Green Dot Special Meeting website or by proxy, to constitute a quorum at the Green Dot Special Meeting. If you fail to submit a proxy prior to the Green Dot Special Meeting, to vote at the Green Dot Special Meeting via the Green Dot Special Meeting website or do not instruct your bank, broker, trustee or other nominee how to vote your shares at the Green Dot Special Meeting if you hold your shares in “street name,” your shares of Green Dot Common Stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum. Broker non-votes, if any, will not be counted in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum because it is expected that all proposals to be voted on at the Green Dot Special Meeting will be “non-routine” matters.

Q:	What vote is required for the approval of each proposal at the Green Dot Special Meeting?
A:
Proposal 1: Green Dot Merger Proposal: Assuming a quorum is present, approval of the Green Dot Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Green Dot Common Stock entitled to vote thereon.

Proposal 2: Green Dot Separation Proposal: Assuming a quorum is present, approval of the Green Dot Separation Proposal requires the affirmative vote of a majority of the outstanding shares of Green Dot Common Stock entitled to vote thereon.
Proposal 3: Green Dot Compensation Proposal: Assuming a quorum is present, approval of the Green Dot Compensation Proposal requires the affirmative vote of the holders of a majority of the shares of Green Dot Common Stock present in person or represented by proxy at the Green Dot Special Meeting and entitled to vote thereon.
Proposal 4: Green Dot Adjournment Proposal: Approval of the Green Dot Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of Green Dot Common Stock present in person or represented by proxy at the Green Dot Special Meeting and entitled to vote thereon.

Q:	How can I attend, vote and ask questions at the Green Dot Special Meeting?
A:
Record Holders. If you hold shares directly in your name as the holder of record of Green Dot Common Stock, you are a “record holder” and your shares may be voted at the Green Dot Special Meeting. If you choose to vote your shares virtually at the Green Dot Special Meeting via the Green Dot Special Meeting website, you will need the control number and should follow the instructions on your proxy card or voting instruction materials, as discussed below.

Beneficial Owners. If you choose to vote your shares virtually at the Green Dot Special Meeting via the applicable special meeting website, you will need the control number and should follow the instructions on your proxy card or voting instruction materials, as discussed below.
Green Dot Special Meeting. If you are a record holder of Green Dot Common Stock, you will be able to attend the Green Dot Special Meeting online, ask questions and vote during the meeting by visiting www.virtualshareholdermeeting.com/GDOT2026SM and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner of Green Dot Common Stock, you also will be able to attend the Green Dot Special Meeting online, ask questions and vote during the meeting by visiting www.virtualshareholdermeeting.com/GDOT2026SM and following the instructions. Please have your control number, which can be found on the voting instructions provided by Broadridge Financial Solutions (“Broadridge”) or your bank, broker, trustee or other nominee, to access the meeting. Because you are not the stockholder of record, you may not attend or vote your shares at the Green Dot Special Meeting unless you (i) request and obtain a legal proxy giving you the right to vote the shares at the meeting from the organization that holds your shares and (ii) register to attend the Green Dot Special Meeting. Please review this information prior to the Green Dot Special Meeting to ensure you have access. If you are a stockholder of record, you do not need to register to attend the Green Dot Special Meeting.
Green Dot encourages its stockholders to visit the Green Dot Special Meeting website in advance of the Green Dot Special Meeting to familiarize themselves with the online access process. The virtual Green Dot Special Meeting platform is fully supported across browsers and devices that are equipped with the most updated version of applicable software and plugins. Green Dot stockholders should verify their internet connection prior to the Green Dot Special Meeting. Technical support information is provided on the sign-in page for all stockholders. If you have difficulty accessing the virtual Green Dot Special Meeting during check-in or during the meeting, please contact technical support as indicated on the Green Dot Special Meeting sign-in page.
Even if you plan to attend the Green Dot Special Meeting, Green Dot recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the Green Dot Special Meeting.
Additional information on attending the virtual special meeting can be found under the section entitled “The Green Dot Special Meeting—Attending the Virtual Special Meeting.”
Q:	How can I vote my shares without attending the Green Dot Special Meeting?
A:
If you are a holder of record of Green Dot Common Stock as of May 15, 2026, the record date for the Green Dot Special Meeting, you may submit your proxy before the Green Dot Special Meeting in any of the following ways:

•	by telephone, by calling the toll-free number indicated on the enclosed proxy card and following the recorded instructions;
•	via the Internet, by accessing the website www.virtualshareholdermeeting.com/GDOT2026SM and following the instructions on the website; or
•	by mail, by completing, signing, dating and returning the enclosed proxy card to Green Dot using the enclosed postage paid envelope.
If you intend to submit your proxy via the Internet, you must do so by 11:59 p.m. Eastern Time on the day before the Green Dot Special Meeting. If you intend to submit your proxy electronically, your vote must be received before the Green Dot Special Meeting.

Additional information on voting procedures can be found under the section entitled “The Green Dot Special Meeting—Attending the Virtual Special Meeting.”
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this proxy statement/prospectus, please vote as soon as possible. If you hold shares of Green Dot Common Stock, please respond by completing, signing and dating the accompanying proxy card or written consent, as applicable, and returning it in the enclosed postage paid envelope, or by submitting your proxy through the Internet, as soon as possible so that your shares may be represented at your meeting.

Q:	What is a “broker non-vote”?
A:
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Green Dot Special Meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Green Dot Special Meeting.

Q:	What if I abstain or fail to vote?
A:
For purposes of the Green Dot Special Meeting, an abstention occurs when a Green Dot stockholder attends the Green Dot Special Meeting and does not vote or returns a proxy with an “ABSTAIN” instruction. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

•
Proposal 1: Green Dot Merger Proposal: If you are present at the Green Dot Special Meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” such abstention will have the same effect as a vote “AGAINST” the Green Dot Merger Proposal. Failure to vote on the Green Dot Merger Proposal will have the same effect as a vote “AGAINST” the Green Dot Merger Proposal. If you are not present at the Green Dot Special Meeting, do not respond by proxy or do not provide Broadridge or your bank, broker, trustee or other nominee with instructions, as applicable, such failure to vote will have the same effect as a vote “AGAINST” the Green Dot Merger Proposal.

•
Proposal 2: Green Dot Separation Proposal: If you are present at the Green Dot Special Meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” such abstention will have the same effect as a vote “AGAINST” the Green Dot Separation Proposal. Failure to vote on the Green Dot Separation Proposal will have the same effect as a vote “AGAINST” the Green Dot Separation Proposal. If you are not present at the Green Dot Special Meeting, do not respond by proxy or do not provide Broadridge or your bank, broker, trustee or other nominee with instructions, as applicable, such failure to vote will have the same effect as a vote “AGAINST” the Green Dot Separation Proposal.

•	Proposal 3: Green Dot Compensation Proposal: Assuming a quorum is present, abstentions, broker non-votes and failure to vote will have no effect on the outcome of the vote.
•	Proposal 4: Green Dot Adjournment Proposal: Abstentions, broker non-votes and failure to vote will have no effect on the outcome of the vote.
Q:	Why is my vote important?
A:
If you do not vote, it will be more difficult for Green Dot to obtain the necessary approval that the Green Dot Board is recommending and seeking. If you are present at the Green Dot Special Meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” such abstention will have the same effect as a vote “AGAINST” the Green Dot Merger Proposal and the Green Dot Separation Proposal. Failure to vote on the Green Dot Merger Proposal and the Green Dot Separation Proposal will have the same effect as a vote “AGAINST” the Green Dot Merger Proposal and the Green Dot Separation Proposal, respectively. If you are not present at the Green Dot Special Meeting, do not respond by proxy or do not provide Broadridge or your bank, broker, trustee or other nominee with instructions, as applicable, such failure to vote will have the same effect as a vote “AGAINST” the Green Dot Merger Proposal and the Green Dot Separation Proposal.
The Green Dot Merger Proposal and the Green Dot Separation Proposal each require the affirmative vote of a majority of the outstanding shares of Green Dot Common Stock entitled to vote thereon, respectively. The Green Dot Compensation Proposal requires the affirmative vote of the holders of a majority of the shares of Green Dot Common Stock present in person or represented by proxy at the Green Dot Special Meeting and entitled to vote thereon, respectively, assuming a quorum is present. The Green Dot Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of Green Dot Common Stock present in person or represented by proxy at the Green Dot Special Meeting and entitled to vote thereon.
The Green Dot Board recommends that you vote “FOR” the Green Dot Merger Proposal, “FOR” the Green Dot Separation Proposal, “FOR” the Green Dot Compensation Proposal and “FOR” the Green Dot Adjournment Proposal.
The transactions contemplated by the Merger Agreement and the Separation Agreement will not be completed unless Green Dot stockholders approve both the Green Dot Merger Proposal and the Green Dot Separation Proposal.
Q:
What happens if holders Green Dot Common Stock do not approve, by non-binding, advisory vote, the transaction-related compensation arrangements for Green Dot’s named executive officers (i.e., the Green Dot Compensation Proposal?)

A:
The votes on the proposal to approve the transaction-related compensation arrangements for Green Dot’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the Green Dot Special Meeting. Because the vote to approve the Green Dot Compensation Proposal is advisory in nature only, it will not be binding upon Green Dot or New CommerceOne. Accordingly, the transaction-related compensation will be paid to Green Dot’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if the holders of Green Dot Common Stock do not approve the Green Dot Compensation Proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?
A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Green Dot Common Stock represented by your proxy will be voted as recommended by the Green Dot Board with respect to such proposals.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy or voting instruction card?
A:	Yes. If you are the record holder of Green Dot Common Stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the Green Dot Special Meeting. You can do this by:
•	submitting a written notice of revocation to the Corporate Secretary of Green Dot;
•	granting a subsequently dated proxy;
•	voting by telephone or the Internet at a later time; or
•	attending virtually and voting at the Green Dot Special Meeting.
Q:	Are Green Dot stockholders entitled to dissenters’ rights?
A:
Yes. Green Dot stockholders are entitled to dissenters’ rights under the Delaware General Corporation Law. For more information, see the section entitled “The Mergers—Appraisal or Dissenters’ Rights in Connection with the Mergers.”

Q:	Are there any risks that I should consider in deciding whether to vote for the proposals to be considered at the Green Dot Special Meeting?
A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of Green Dot contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What happens if I sell my shares after the applicable record date but before the Green Dot Special Meeting?
A:
The record date for the Green Dot Special Meeting is earlier than the date of the Green Dot Special Meeting and earlier than the date that the Mergers are expected to be completed. If you sell or otherwise transfer your shares of Green Dot Common Stock after the applicable record date but before the date of the Green Dot Special Meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting).

Q:	What should I do if I receive more than one set of voting materials for the Green Dot Special Meeting?
A:	If you hold shares of Green Dot Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the Green Dot Special Meeting.
Please complete, sign, date and return each proxy card by mail (or cast your vote via the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Green Dot Common Stock are voted.
Q:	How will the Mergers affect Green Dot equity awards?
A:
At the First Effective Time, each outstanding Green Dot RSU Award that is vested as of immediately prior to, or vests as a result of, the transactions contemplated herein, and each outstanding unvested Green Dot RSU Award that, by its terms, would vest on or before June 30, 2026 subject to the holder’s continued employment through such date, will be cancelled and converted into the right of the holder thereof to receive the Green Dot Merger Consideration in respect of each share of Green Dot Common Stock subject to such Green Dot RSU Award. Each other outstanding unvested Green Dot RSU Award will (i) if held by a Green Dot employee who is transferred to Payments Buyer in connection with the Payments Sale, be cancelled for no consideration in respect thereof, or (ii) if not held by such an employee, be converted into a corresponding award with respect to New CommerceOne Common Stock, with the number of shares underlying such converted award adjusted based on the Equity Award Exchange Ratio.

At the First Effective Time, each outstanding Green Dot PSU Award that was granted in fiscal year 2025 will be cancelled and converted into the right of the holder thereof to receive the Green Dot Merger Consideration in respect of each share of Green Dot Common Stock subject to such Green Dot PSU Award, which number of shares will be determined by deeming performance in respect of the 2025 performance period achieved at 150% of the target level, and performance in respect of the 2026 and 2027 performance periods achieved at 100% of the target level. Each other outstanding Green Dot PSU Award will be cancelled for no consideration in respect thereof.
Q:	What are the material U.S. federal income tax consequences of the Green Dot Merger to Green Dot stockholders?
A:
The Green Dot Merger pursuant to which U.S. holders of Green Dot Common Stock will exchange Green Dot Common Stock for the Green Dot Merger Consideration will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion below under the heading “Material U.S. Federal Income Tax Consequences of the Mergers—Potential Application of Section 304 of the Code,” a U.S. holder of Green Dot Common Stock generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the cash received by the U.S. holder in the Green Dot Merger, including any cash received in lieu of fractional shares of New CommerceOne Common Stock, and the fair market value, on the Closing Date of the Green Dot Merger, of the shares of New CommerceOne Common Stock received by such U.S. holder in the Green Dot Merger and (2) the U.S. holder’s tax basis in the Green Dot Common Stock surrendered by such U.S. holder in the Green Dot Merger.

In certain circumstances, a U.S. holder of Green Dot Common Stock may have tax consequences that differ materially from those described above as a result of the application of Section 304 of the Code. As described further below under “Material U.S. Federal Income Tax Consequences of the Mergers—Potential Application of Section 304 of the Code,” such U.S. holder may be required to include the entire amount of the Green Dot Merger Consideration received as dividend income.
You should be aware that the tax consequences to you of the Green Dot Merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the Green Dot Merger. For a more complete discussion of the material U.S. federal income tax consequences of the Mergers, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers.”
Q:	What happens if the Mergers or the Payments Sale are not completed?
A:
If the Mergers or the Payments Sale is not completed, holders of Green Dot Common Stock will not receive any consideration for their shares of Green Dot Common Stock. Instead, Green Dot will remain a publicly traded company, and Green Dot Class A Common Stock will continue to be listed and traded on the NYSE, and New CommerceOne will not complete the issuance of shares of New CommerceOne Common Stock pursuant to the Merger Agreement. In addition, if the Merger Agreement is terminated under certain circumstances, Green Dot or CommerceOne may be required to pay a termination fee of $27.0 million or a reverse termination fee of $3.5 million, respectively, to the other party, and if the Separation Agreement is terminated in certain circumstances, a termination fee of $40.0 million will be payable by Payments Buyer to Green Dot. See the section entitled “The Merger Agreement—Effect of Termination; Termination Fee” and “The Separation Agreement” for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:	Who can help answer my questions?
A:
If you are a Green Dot stockholder and have any questions about the Green Dot Merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Green Dot’s proxy solicitor, Innisfree M&A Incorporated (“Innisfree”), by calling toll-free at (866) 239-1763.

Questions and Answers for CommerceOne Stockholders
Q:	When and where will the CommerceOne Special Meeting take place?
A:
The CommerceOne Special Meeting will be held virtually via the internet on June 23, 2026 at 10:00 a.m., Central Time. The CommerceOne Special Meeting will be held in a virtual-only meeting format conducted via webcast. Stockholders may participate in the virtual meeting by accessing www.virtualshareholdermeeting.com/COMMSM2026. You may log in beginning at 9:45 a.m., Central Time, on June 23, 2026.

Even if you plan to attend the CommerceOne Special Meeting virtually, CommerceOne recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the CommerceOne Special Meeting. See the section entitled “—Q: How can I vote my shares without attending the CommerceOne Special Meeting?”
Q:	What matters will be considered at the CommerceOne Special Meeting?
A:	At the CommerceOne Special Meeting, CommerceOne stockholders will be asked to consider and vote on the following proposals:
•	the CommerceOne Mergers Proposal;
•	the New CommerceOne 2026 Equity Incentive Plan Proposal; and
•	the CommerceOne Adjournment Proposal.
In order to complete the Mergers, among other things, CommerceOne stockholders must approve the CommerceOne Mergers Proposal. None of the approvals of the New CommerceOne 2026 Equity Incentive Plan Proposal or the CommerceOne Adjournment Proposal are a condition to the obligations of CommerceOne or Green Dot to complete the Mergers.
Q:	Did the CommerceOne board of directors approve the Merger Agreement?
A:	Yes. After careful consideration, the CommerceOne board of directors (the “CommerceOne Board”), at a special meeting held on November 23, 2025, based upon the information provided to the CommerceOne

Board and upon such other matters as were deemed relevant by the CommerceOne Board, (i) determined that the Merger Agreement and Separation Agreement and the transactions contemplated thereby (including, without limitation, the Mergers) are fair to and in the best interests of CommerceOne and its stockholders and declared it advisable for CommerceOne to enter into the Merger Agreement and Separation Agreement, (ii) adopted and approved the Merger Agreement and Separation Agreement and (iii) authorized and approved the execution, delivery and performance of the Merger Agreement and Separation Agreement and the transactions contemplated thereby, including the Mergers. Accordingly, the CommerceOne Board recommends that CommerceOne stockholders vote “FOR” the CommerceOne Mergers Proposal, “FOR” the New CommerceOne 2026 Equity Incentive Plan Proposal and “FOR” the CommerceOne Adjournment Proposal. For a more detailed discussion of the CommerceOne Board’s recommendation, see the section entitled “The Merger—CommerceOne’s Reasons for the Mergers; Recommendation of the CommerceOne Board of Directors.”
Q:	How does the CommerceOne Board recommend that I vote at the CommerceOne Special Meeting?
A:
The CommerceOne Board recommends that CommerceOne stockholders vote “FOR” the CommerceOne Mergers Proposal, “FOR” the New CommerceOne 2026 Equity Incentive Plan Proposal and “FOR” the CommerceOne Adjournment Proposal.

In considering the recommendations of the CommerceOne Board, CommerceOne stockholders should be aware that certain CommerceOne directors and executive officers may have interests in the Mergers that are different from, or in addition to, the interests of CommerceOne stockholders generally and may create potential conflicts of interests. For a more complete description of these interests, see the information provided in the section entitled “The Mergers—Interests of CommerceOne Directors and Executive Officers in the Mergers.”
Q:	Who is entitled to vote at the CommerceOne Special Meeting?
A:
The record date for the CommerceOne Special Meeting is May 15, 2026, which we refer to as the “CommerceOne Record Date.” All CommerceOne stockholders of record who held shares at the close of business on the CommerceOne Record Date are entitled to receive notice of, and to vote at, the CommerceOne Special Meeting. Your broker, bank, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank, trustee or other nominee. A list of holders of CommerceOne Common Stock entitled to notice of, and to vote at, the CommerceOne Special Meeting will be made available for inspection electronically by any stockholder beginning two business days after such notice and through the CommerceOne Special Meeting upon request by emailing investor.relations@commerceonebank.com.

Each holder of CommerceOne Common Stock is entitled to cast one vote on each matter properly brought before the CommerceOne Special Meeting for each share of CommerceOne Common Stock that such holder owned of record as of the CommerceOne Record Date. As of May 5, 2026, the last date before the date of this proxy statement/prospectus for which it was reasonably practicable to obtain this information, there were 4,938,428 outstanding shares of CommerceOne Common Stock.
Attendance at the CommerceOne Special Meeting via www.virtualshareholdermeeting.com/COMMSM2026 is not required to vote. See below and the section entitled “The CommerceOne Special Meeting—Proxies” for instructions on how to vote your shares of CommerceOne Common Stock without attending the CommerceOne Special Meeting.
Q:	What constitutes a quorum for the CommerceOne Special Meeting?
A:
Holders of a majority of the outstanding shares of CommerceOne Common Stock entitled to vote at the CommerceOne Special Meeting must be present, either in attendance virtually via the CommerceOne Special Meeting website or by proxy, to constitute a quorum at the CommerceOne Special Meeting. If you fail to submit a proxy prior to the CommerceOne Special Meeting, to vote at the CommerceOne Special Meeting via the CommerceOne Special Meeting website or do not instruct your bank, broker, trustee or other nominee how to vote your shares at the CommerceOne Special Meeting if you hold your shares in “street name,” your shares of CommerceOne Common Stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	What vote is required for the approval of each proposal at the CommerceOne Special Meeting?
A:
Proposal 1: CommerceOne Mergers Proposal: Assuming a quorum is present, approval of the CommerceOne Mergers Proposal requires that the number of votes cast at the CommerceOne Special Meeting favoring the CommerceOne Mergers Proposal exceeds the number of votes cast opposing the CommerceOne Mergers Proposal. In addition, the terms of the Merger Agreement provide, as a condition to Closing, that approval of the CommerceOne Mergers Proposal requires the affirmative vote of a majority of the outstanding shares of CommerceOne Common Stock entitled to vote thereon.

Proposal 2: New CommerceOne 2026 Equity Incentive Plan Proposal: Assuming a quorum is present, approval of the New CommerceOne 2026 Equity Incentive Plan Proposal requires that the number of votes cast at the CommerceOne Special Meeting favoring the New CommerceOne 2026 Equity Incentive Plan Proposal exceeds the number of votes cast opposing the New CommerceOne 2026 Equity Incentive Plan Proposal.
Proposal 3: CommerceOne Adjournment Proposal: Approval of the CommerceOne Adjournment Proposal requires that the number of votes cast favoring the CommerceOne Adjournment Proposal exceeds the number of votes cast opposing the CommerceOne Adjournment Proposal.
Q:	How can I attend, vote and ask questions at the CommerceOne Special Meeting?
A:
Record Holders. If you hold shares directly in your name as the holder of record of CommerceOne Common Stock, you are a “record holder” and your shares may be voted at the CommerceOne Special Meeting. If you choose to vote your shares virtually at the CommerceOne Special Meeting via the CommerceOne Special Meeting website, you will need the control number and should follow the instructions on your proxy card or voting instruction materials, as discussed below.

Beneficial Owners. If you choose to vote your shares virtually at the CommerceOne Special Meeting via the applicable special meeting website, you will need the control number and should follow the instructions on your proxy card or voting instruction materials, as discussed below.
CommerceOne Special Meeting. If you are a record holder of CommerceOne Common Stock, you will be able to attend the CommerceOne Special Meeting online, ask questions and vote during the meeting by visiting www.virtualshareholdermeeting.com/COMMSM2026 and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner of CommerceOne Common Stock, you also will be able to attend the CommerceOne Special Meeting online, ask questions and vote during the meeting by visiting www.virtualshareholdermeeting.com/COMMSM2026 and following the instructions. Please have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the CommerceOne Special Meeting to ensure you have access.
CommerceOne encourages its stockholders to visit the CommerceOne Special Meeting website in advance of the CommerceOne Special Meeting to familiarize themselves with the online access process. The virtual CommerceOne Special Meeting platform is fully supported across browsers and devices that are equipped with the most updated version of applicable software and plugins. CommerceOne stockholders should verify their internet connection prior to the CommerceOne Special Meeting. Technical support information is provided on the sign-in page for all stockholders. If you have difficulty accessing the virtual CommerceOne Special Meeting during check-in or during the meeting, please contact technical support as indicated on the CommerceOne Special Meeting sign-in page.
Even if you plan to attend the CommerceOne Special Meeting, CommerceOne recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the CommerceOne Special Meeting.
Additional information on attending the virtual special meeting can be found under the section entitled “The CommerceOne Special Meeting—Attending the Virtual Special Meeting.”

Q:	How can I vote my shares without attending the CommerceOne Special Meeting?
A:
If you are a holder of record of CommerceOne Common Stock as of May 15, 2026, the record date for the CommerceOne Special Meeting, you may submit your proxy before the CommerceOne Special Meeting in any of the following ways:

•	by telephone, by calling the toll-free number indicated on the enclosed proxy card and following the recorded instructions;
•	via the Internet, by accessing the website www.virtualshareholdermeeting.com/COMMSM2026 and following the instructions on the website; or
•	by mail, by completing, signing, dating and returning the enclosed proxy card to CommerceOne using the enclosed postage paid envelope.
If you intend to submit your proxy via the Internet, you must do so by 10:59 p.m. Central Time on the day before the CommerceOne Special Meeting. If you intend to submit your proxy electronically, your vote must be received before the CommerceOne Special Meeting.
Additional information on voting procedures can be found under the section entitled “The CommerceOne Special Meeting—Attending the Virtual Special Meeting.”
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this proxy statement/prospectus, please vote as soon as possible. If you hold shares of CommerceOne Common Stock, please respond by completing, signing and dating the accompanying proxy card or written consent, as applicable, and returning it in the enclosed postage paid envelope, or by submitting your proxy through the internet, as soon as possible so that your shares may be represented at your meeting.

Q:	What if I abstain or fail to vote?
A:
For purposes of the CommerceOne Special Meeting, a failure or abstention occurs when a CommerceOne stockholder attends the CommerceOne Special Meeting and does not vote or returns a proxy with an “ABSTAIN” instruction. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

•
Proposal 1: CommerceOne Mergers Proposal: A failure or abstention will not be taken into account in determining whether the CommerceOne Mergers Proposal is approved under Alabama law. If a CommerceOne stockholder is not present at the CommerceOne Special Meeting and does not respond by proxy, such abstention will not be taken into account in determining whether the CommerceOne Mergers Proposal is approved. Additionally, for purposes of the closing conditions under the Merger Agreement, if you are present at the CommerceOne Special Meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” such abstention will have the same effect as a vote “AGAINST” the CommerceOne Mergers Proposal for purposes of satisfying such closing conditions. Failure to vote on the CommerceOne Mergers Proposal will have the same effect as a vote “AGAINST” the CommerceOne Mergers Proposal for purposes of satisfying such closing conditions. If you are not present at the CommerceOne Special Meeting, do not respond by proxy or do not provide Broadridge or your bank, broker, trustee or other nominee with instructions, as applicable, such failure to vote will have the same effect as a vote “AGAINST” the CommerceOne Mergers Proposal for purposes of satisfying the closing conditions under the Merger Agreement.

•
Proposal 2: New CommerceOne 2026 Equity Incentive Plan Proposal: A failure or abstention will not be taken into account in determining whether the New CommerceOne 2026 Equity Incentive Plan Proposal is approved. If a CommerceOne stockholder is not present at the CommerceOne Special Meeting and does not respond by proxy, such failure to vote will not be taken into account in determining whether the New CommerceOne 2026 Equity Incentive Plan Proposal is approved.

•
Proposal 3: CommerceOne Adjournment Proposal: A failure or abstention will not be taken into account in determining whether the CommerceOne Adjournment Proposal is approved. If a CommerceOne stockholder is not present at the CommerceOne Special Meeting and does not respond by proxy, such failure to vote will not be taken into account in determining whether the CommerceOne Adjournment Proposal is approved.

Q:	Why is my vote important?
A:
If you do not vote, it will be more difficult for CommerceOne to obtain the necessary approval that the CommerceOne Board is recommending and seeking. In addition, your failure to submit a proxy or vote at the CommerceOne Special Meeting, failure to instruct your bank, broker, trustee or other nominee how to vote or your abstention from voting, will not be taken into account in determining whether the CommerceOne Mergers Proposal is approved.

To approve the CommerceOne Mergers Proposal, the number of votes cast at the CommerceOne Special Meeting favoring the CommerceOne Mergers Proposal must exceed the number of votes cast opposing the CommerceOne Mergers Proposal. In addition, the terms of the Merger Agreement provide, as a condition to Closing, that approval of the CommerceOne Mergers Proposal requires the affirmative vote of a majority of the outstanding shares of CommerceOne Common Stock entitled to vote thereon. To approve the New CommerceOne 2026 Equity Incentive Plan Proposal, the number of votes cast at the CommerceOne Special Meeting favoring the New CommerceOne 2026 Equity Incentive Plan Proposal must exceed the number of votes cast opposing the New CommerceOne 2026 Equity Incentive Plan Proposal. To approve the CommerceOne Adjournment Proposal, the number of votes cast at the CommerceOne Special Meeting favoring the CommerceOne Adjournment Proposal must exceed the number of votes cast opposing the CommerceOne Adjournment Proposal.
The CommerceOne Board recommends that you vote “FOR” the CommerceOne Mergers Proposal, “FOR” the New CommerceOne 2026 Equity Incentive Plan Proposal and “FOR” the CommerceOne Adjournment Proposal.
Q:	What will happen if I return my proxy card without indicating how to vote?
A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of CommerceOne Common Stock represented by your proxy will be voted as recommended by the CommerceOne Board with respect to such proposals.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy or voting instruction card?
A:
Yes. If you are the record holder of CommerceOne Common Stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the CommerceOne Special Meeting. You can do this by:

•	timely delivering a signed written notice of revocation to the Corporate Secretary of CommerceOne;
•	timely delivering a new, valid proxy bearing a later date (including by mail, e-mail or internet); or
•
virtually attending the CommerceOne Special Meeting and voting during the meeting. Simply virtually attending the CommerceOne Special Meeting without voting will not revoke any proxy that you have previously given or change your vote.

Q:	Are CommerceOne stockholders entitled to dissenters’ rights?
A:
Yes. CommerceOne stockholders are entitled to dissenters’ rights under the Alabama Business and Nonprofit Entities Code. For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in Connection with the Mergers.”

Q:	Are there any risks that I should consider in deciding whether to vote for the proposals to be considered at the CommerceOne Special Meeting?
A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of CommerceOne contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What happens if I sell my shares after the applicable record date but before the CommerceOne Special Meeting?
A:
The record date for the CommerceOne Special Meeting is earlier than the date of the CommerceOne Special Meeting and earlier than the date that the Mergers are expected to be completed. If you sell or otherwise transfer your shares of CommerceOne Common Stock after the applicable record date but before the date of the CommerceOne Special Meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting).

Q:	What should I do if I receive more than one set of voting materials for the CommerceOne Special Meeting?
A:	If you hold shares of CommerceOne Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the CommerceOne Special Meeting.
Please complete, sign, date and return each proxy card by mail (or cast your vote via the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of CommerceOne Common Stock are voted.
Q:	How will the Mergers affect CommerceOne Equity Awards?
A:
At the First Eﬀective Time, any vesting conditions applicable to each outstanding CommerceOne Restricted Stock award will, to the extent required by the CommerceOne Second Amended and Restated 2018 Incentive Stock Compensation Plan, accelerate in full and will be converted into, and become exchanged for, the CommerceOne Merger Consideration.

At the First Effective Time, each outstanding CommerceOne Stock Option will cease to represent an option to purchase shares of CommerceOne Common Stock and will be converted into an option to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Stock Option immediately prior to the First Effective Time at an exercise price equal to the exercise price per share of CommerceOne Common Stock of such CommerceOne Stock Option immediately prior to the First Effective Time.
Q:	How will the Mergers affect CommerceOne Warrants?
A:
At the First Effective Time, each outstanding CommerceOne Warrant will cease to represent a warrant to purchase shares of CommerceOne Common Stock and will be converted into a warrant to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Warrant immediately prior to the First Effective Time at an exercise price equal to the exercise price per share of CommerceOne Common Stock of such CommerceOne Warrant immediately prior to the First Effective Time.

Q:	What are the material U.S. federal income tax consequences of the CommerceOne Mergers to CommerceOne stockholders?
A:
The CommerceOne Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, U.S. holders of CommerceOne Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of CommerceOne Common Stock for New CommerceOne Common Stock in the CommerceOne Mergers.

You should be aware that the tax consequences to you of the CommerceOne Mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the CommerceOne Mergers. For a more complete discussion of the material U.S. federal income tax consequences of the Mergers, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers.”
Q:	Who can help answer my questions?
A:
If you are a CommerceOne stockholder and have any questions about the Mergers or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact CommerceOne by calling (205) 545-5745.

SUMMARY
This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and its annexes and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the matters being considered at the Green Dot Special Meeting and the CommerceOne Special Meeting. In addition, we incorporate by reference important business and financial information about Green Dot into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 253 of this proxy statement/prospectus.
Information about the Companies (page 92)
Green Dot Corporation
1675 N. Freedom Blvd (200 West) Building 1
Provo, UT 84604
(626) 765-2000
Green Dot is a financial technology platform and registered bank holding company that builds banking and payment solutions to create value, retain and reward customers, and accelerate growth for businesses of all sizes. For more than two decades, Green Dot has delivered financial tools and services that address the most pressing financial needs of consumers and businesses, and that transform the way people and businesses manage and move money. Through Green Dot Bank, Green Dot’s wholly-owned subsidiary, Green Dot delivers a broad spectrum of financial products to consumers and businesses through its portfolio of brands, including debit, checking, credit, prepaid, and payroll cards, as well as robust money processing services, such as tax refunds, cash deposits and disbursements.
Green Dot delivers a broad spectrum of financial products to consumers and businesses through its portfolio of brands, including: GO2bank, a leading digital and mobile bank account offering simple, secure and useful banking for Americans living paycheck to paycheck; the Green Dot Network of more than 90,000 retail distribution and cash access locations nationwide; Arc by Green Dot, the single-source embedded finance platform combining all of Green Dot’s secure banking and money processing capabilities to power businesses at all stages of growth; rapid! wage and disbursements solutions, providing pay card and earned wage access services to more than 7,000 businesses and their employees; and Santa Barbara Tax Products Group, Green Dot and its subsidiaries’ tax division, which processes more than 14 million tax refunds annually.
The non-bank financial technology and related assets and operations of Green Dot generate revenue through a variety of sources, including interchange fees assessed to merchants for transactions initiated by Green Dot accountholders and transaction and product usage fees charged to Green Dot accountholders in its deposit account programs, as well as program management service fees derived from its partners’ use of Green Dot’s technology platform and program management capabilities, and fees on its cash transfer services, tax refund transfers, and disbursements. Such non-bank financial technology and related assets and operations of Green Dot incur costs associated with processing expenses, marketing and revenue share expenses, transaction losses (such as losses from customer disputed transactions, unrecovered customer purchase transaction overdrafts and fraud), technology costs, and compensation and professional services expenses. Processing expenses consist of fees assessed by payment networks that process transactions, third-party card processors that maintain the records of customers’ accounts and process transaction authorizations and postings, bank fees associated with tax refund processing services and gateway and network fees associated with disbursement services. Marketing and revenue share expenses consist primarily of the commissions Green Dot pays to retail distributors, brokers and partners, advertising and marketing expenses, and the costs of manufacturing and distributing promotional materials to retail distributors and personalized debit cards to consumers who have activated their cards. Technology costs consist of hosting, telephone and communication costs, software licenses, and depreciation of internal-use software. Compensation and professional services expenses that consist of compensation and benefits it provides to its employees and third-party contractors and consultants.
Green Dot Bank generates revenue through interest income from the investment of its deposits and loans, and its costs include interest shared with certain BaaS partners, interest expense on deposits, FDIC insurance and compensation and professional services expenses that consist of compensation and benefits it provides to its employees and third-party contractors and consultants.

For the fiscal year ended December 31, 2025, Green Dot’s non-bank financial technology and related assets and operations generated 32% and 36% of Green Dot’s consolidated revenue and operating expenses, respectively. Green Dot estimates that, following the consummation of the transactions contemplated by the Separation Agreement and the Combined Company's entry into the Master Services Agreement with Payments Buyer, 97% of Green Dot’s consolidated revenue and operating expenses for the fiscal year ended December 31, 2025 would be attributable to the payments business and 3% to Green Dot Bank, had the Payments Sale been consummated on January 1, 2025. For additional information, please see the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information”.
Founded in 1999, Green Dot has managed more than 80 million accounts to date both directly and through its partners. Green Dot Bank is a subsidiary of Green Dot Corporation and member of the FDIC.
The Green Dot Class A Common Stock is traded on the NYSE under the symbol “GDOT.”
CommerceOne Financial Corporation
17 20th Street North, Suite 500
Birmingham, AL 35203
(205) 719-5750
CommerceOne is a privately-owned bank holding company whose business is conducted by its wholly-owned subsidiary, CommerceOne Bank. Founded in 2018, CommerceOne Bank is a commercial bank headquartered in Birmingham, Jefferson County, Alabama. CommerceOne Bank provides a full range of banking services in its primary market area of Jefferson County and the central Alabama area.
As of December 31, 2025, CommerceOne had total assets of approximately $837 million, total loans and leases of approximately $712 million and total deposits of approximately $713 million.
CommerceOne is a bank holding company under the BHC Act. As a result, CommerceOne is primarily subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve Board. CommerceOne Bank operates under an Alabama state banking charter issued by the ASBD, its primary state regulator. CommerceOne Bank is not a member of the Federal Reserve System. CommerceOne Bank is a member of the Federal Home Loan Bank (“FHLB”) system, and maintains insurance on deposit accounts with the FDIC, which is CommerceOne Bank’s primary federal regulator.
CommerceOne is considered a smaller reporting company, as defined in the rules promulgated by the SEC under the Securities Act and the Exchange Act. As a smaller reporting company, CommerceOne is eligible to take advantage of certain exemptions from various disclosure requirements that are applicable to other companies that are not smaller reporting companies, including, but not limited to: (1) presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “CommerceOne Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this proxy statement/prospectus and (2) having scaled disclosure obligations regarding executive compensation. CommerceOne has taken advantage of scaled disclosure regarding executive compensation arrangements and the presentation of certain historical financial information in this proxy statement/prospectus.
Compass Sub North, Inc.
17 20th Street North, Suite 500
Birmingham, AL 35203
(205) 719-5750
New CommerceOne is a Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne. New CommerceOne was formed in connection with the Merger Agreement and the Mergers for the purpose of holding CommerceOne Bank and Green Dot Bank as wholly-owned subsidiaries following completion of the Mergers.
The Mergers and the Merger Agreement (pages 132 and 182)
The terms and conditions of the Mergers are contained in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. You are encouraged to read the entire Merger Agreement carefully, as it is the primary legal document that governs the Mergers.

Structure of the Mergers (page 182)
On the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub One will merge with and into CommerceOne, with CommerceOne surviving as a direct wholly-owned subsidiary of New CommerceOne, and concurrently therewith, Merger Sub Two will merge with and into Green Dot, with Green Dot surviving as a direct, wholly-owned subsidiary of Merger Sub Two Holdco; and (ii) CommerceOne will then merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation.”
As a result of the Mergers, New CommerceOne will become a publicly traded company, with Green Dot Bank as its indirect wholly-owned subsidiary. For more information on the structure of the Mergers, see the section entitled “The Merger Agreement—Structure of the Mergers.”
Merger Consideration (page 189)
If the Mergers are completed, (i) each issued and outstanding share of Green Dot Common Stock will be converted into the right to receive (x) 0.2215 shares of New CommerceOne Common Stock and (y) $8.11 in cash, without interest and subject to any required tax withholding and (ii) each issued and outstanding share of CommerceOne Common Stock will be converted into the right to receive one share of New CommerceOne Common Stock, except, for clauses (i) and (ii), to the extent applicable, for shares of CommerceOne Common Stock or Green Dot Common Stock owned by New CommerceOne, CommerceOne or Green Dot, in each case other than shares (x) held in certain accounts or a fiduciary or agency capacity that are beneficially owned by third parties, (y) held by CommerceOne or Green Dot in respect of debts previously contracted or (z) CommerceOne Dissenting Shares or Green Dot Dissenting Shares.
If, prior to the First Effective Time, the outstanding shares of New CommerceOne Common Stock, CommerceOne Common Stock or Green Dot Common Stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there will be any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the Exchange Ratio and the Per Share Cash Consideration to give New CommerceOne and CommerceOne and the holders of Green Dot Common Stock the same economic effect as contemplated by the Merger Agreement prior to such event.
No fractional shares of New CommerceOne Common Stock will be issued in connection with the Mergers. In lieu of the issuance of any such fractional share, New CommerceOne will pay to each Green Dot stockholder who otherwise would be entitled to receive such fractional share an amount in cash rounded to the nearest cent. This cash amount will be equal to (i) the Implied New CommerceOne Share Price, multiplied by (ii) the fraction of a share (after taking into account all shares of Green Dot Common Stock held by such holder immediately prior to the First Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of New CommerceOne Common Stock which such holder would otherwise be entitled to receive pursuant to the Merger Agreement.
For more information on the exchange ratios, see the section entitled “The Mergers—Terms of the Mergers” and the section entitled “The Merger Agreement—Merger Consideration.”
The Separation Agreement and the Payments Sale (page 205)
Concurrently with the execution of the Merger Agreement, New CommerceOne, Green Dot and Payments Buyer entered into the Separation Agreement, pursuant to which, upon the terms and subject to the conditions therein, following the First Mergers, (i) Green Dot will convert into a limited liability company, (ii) Green Dot will distribute the stock of Green Dot Bank to Merger Sub Two Holdco and (iii) Payments Buyer will acquire Green Dot and its non-bank financial technology and related assets and operations for $690 million, the proceeds of which will be paid to New CommerceOne and are expected to be used to fund the Per Share Cash Consideration and to retire certain indebtedness of Green Dot.
In addition, the Separation Agreement contemplates that the Combined Company and Payments Buyer, or their respective affiliates, will enter into (i) an exclusive seven-year Master Services Agreement pursuant to which the Combined Company or its affiliates will serve as Payments Buyer’s exclusive issuing bank for certain services and (ii) a customary short-term transition services agreement.
For more information, see the section entitled “The Separation Agreement.”

Material U.S. Federal Income Tax Consequences of the Mergers (page 211)
The CommerceOne Mergers, taken together, are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, U.S. holders of CommerceOne Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of CommerceOne Common Stock for New CommerceOne Common Stock in the CommerceOne Mergers.
The Green Dot Merger pursuant to which U.S. holders of Green Dot Common Stock will exchange Green Dot Common Stock for the Green Dot Merger Consideration will be a taxable transaction for U.S. federal income tax purposes. Subject to the discussion below under the heading “Material U.S. Federal Income Tax Consequences of the Mergers—Potential Application of Section 304 of the Code,” a U.S. holder of Green Dot Common Stock generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the cash received by the U.S. holder in the Green Dot Merger, including any cash received in lieu of fractional shares of New CommerceOne Common Stock, and the fair market value, on the Closing Date of the Green Dot Merger, of the shares of New CommerceOne Common Stock received by such U.S. holder in the Green Dot Merger and (2) the U.S. holder’s tax basis in the Green Dot Common Stock surrendered by such U.S. holder in the Green Dot Merger.
In certain circumstances, a U.S. holder of Green Dot Common Stock may have tax consequences that differ materially from those described above as a result of the application of Section 304 of the Code. As described further below under “Material U.S. Federal Income Tax Consequences of the Mergers—Potential Application of Section 304 of the Code,” such U.S. holder may be required to include the entire amount of the Green Dot Merger Consideration received as dividend income.
You should be aware that the tax consequences of the Mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the Mergers. For more detailed information, please refer to the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers.”
Risk Factors (page 39)
The Mergers, the Payments Sale, Green Dot and CommerceOne are, and the Combined Company will be, subject to a number of risks. Some of the more significant risks include the following:
•
The CommerceOne Merger Consideration and Green Dot Merger Consideration to be received by CommerceOne stockholders and Green Dot stockholders, respectively, is fixed (subject to limited exceptions) and will not be adjusted for changes affecting CommerceOne and Green Dot;

•
There has been no public market for CommerceOne Common Stock and the lack of a public market may make it more difficult to determine the fair value of CommerceOne Common Stock than if there were such a public market;

•	The market price of New CommerceOne Common Stock after the Mergers may be affected by factors different from those affecting the shares of CommerceOne Common Stock or Green Dot Common Stock currently;
•	An investment in New CommerceOne Common Stock is not an insured deposit;
•
The fairness opinions delivered by Performance Trust Capital Partners, LLC and Citigroup Global Markets Inc., respectively, to CommerceOne’s and Green Dot’s respective boards of directors in connection with the Merger Agreement will not reflect any changes in circumstances that may have occurred since the date of such opinion;

•	CommerceOne and Green Dot are expected to incur substantial costs related to the Mergers and the Payments Sale, and these costs may be greater than anticipated due to unexpected events;
•	Combining CommerceOne and Green Dot Bank may be more difficult, costly or time-consuming than expected, and New CommerceOne may fail to realize the anticipated benefits of the Mergers;
•	The future results of the Combined Company following the completion of the Mergers may suffer if the Combined Company does not effectively manage its expanded operations;

•
The Combined Company may be unable to provide the same types and level of resources to Green Dot Bank that historically have been provided by Green Dot’s non-bank financial technology and related assets and operations;

•
The business, financial condition and results of operations of the Combined Company may be adversely affected following the Mergers if it cannot negotiate terms that are as favorable as those Green Dot Bank previously received as part of Green Dot;

•	The Combined Company may be unable to retain CommerceOne and Green Dot Bank personnel successfully;
•
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the Combined Company following the Mergers;

•
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations of the Combined Company after the Mergers may differ materially;

•
Certain of CommerceOne’s and Green Dot’s directors and executive officers may have interests in the Mergers and the Payments Sale that may differ from, or are in addition to, the interests of CommerceOne stockholders and Green Dot stockholders;

•
If the requisite approval of CommerceOne stockholders or Green Dot stockholders is not obtained, or other conditions to the closing of the Mergers or the transactions that are contemplated by the Separation Agreement are not met, the Merger Agreement may be terminated in accordance with its terms and the Mergers may not be completed;

•	Failure to complete the Mergers could negatively impact CommerceOne or Green Dot;
•
In connection with the Mergers, the Combined Company will assume or continue to be responsible for CommerceOne’s and Green Dot Bank’s outstanding debt obligations. The Combined Company’s level of indebtedness following the completion of the Mergers could adversely affect the Combined Company’s ability to raise additional capital or to meet its obligations;

•	Green Dot and Green Dot Bank entered into a consent order in July 2024 with the Federal Reserve Board;
•
CommerceOne and Green Dot will be subject to business uncertainties and contractual restrictions in the Merger Agreement, and in the case of Green Dot, the Separation Agreement, while the Mergers are pending;

•
The announcement of the proposed Mergers and Payments Sale could disrupt CommerceOne’s and Green Dot’s relationships with their employees, customers, suppliers, business partners and others, as well as their operating results and business generally;

•	The Merger Agreement limits each of CommerceOne’s and Green Dot’s ability to pursue alternatives to the Mergers and may discourage other companies from trying to acquire CommerceOne or Green Dot;
•
The shares of New CommerceOne Common Stock to be received by CommerceOne stockholders and Green Dot stockholders as a result of the Mergers will have different rights from the shares of CommerceOne Common Stock and Green Dot Common Stock;

•
Each CommerceOne stockholder will have a substantially reduced ownership and voting interest, and each Green Dot stockholder will have a reduced ownership and voting interest, in the Combined Company after the consummation of the Mergers, relative to the holder’s interest in CommerceOne or Green Dot individually, as applicable, prior to the consummation of the Mergers;

•
Following the Mergers, an active trading market for the New CommerceOne Common Stock may not be sustained and the stockholders may not be able to resell their shares of New CommerceOne Common Stock for a profit;

•
CommerceOne stockholders and Green Dot stockholders will have dissenters’ rights or appraisal rights in connection with the Mergers to be voted on at the CommerceOne Special Meeting and Green Dot Special Meeting, respectively;

•
Stockholder litigation related to the Mergers or the transactions contemplated by the Separation Agreement could prevent or delay the completion of the Mergers, result in the payment of damages or otherwise negatively impact the business and operations of CommerceOne and Green Dot;

•
If the Combined Company fails to maintain proper and effective internal controls, the Combined Company’s ability to produce accurate and timely financial statements could be impaired, which could harm its operating results, its ability to operate its business and investors’ views of the Combined Company; and

•	Net operating loss carryforwards and certain other tax attributes may be limited as a result of ownership changes, including as a result of the Mergers.
In addition, risk factors specific to Green Dot’s and CommerceOne’s businesses will also affect the Combined Company after the Mergers. Risk factors specific to Green Dot’s business include risks related to Green Dot’s operations, regulatory and legal risks, and risks related to Green Dot’s capital needs and indebtedness. For more information about risk factors specific to Green Dot’s business see the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2025 and in any updates to those risk factors set forth in Green Dot’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this proxy statement/prospectus. Risk factors specific to CommerceOne’s business include market risks related to CommerceOne’s business, credit risks related to CommerceOne’s business, liquidity risks related to CommerceOne’s business, operational risks related to CommerceOne’s business, strategic risks related to CommerceOne’s business and legal risks related to CommerceOne’s business. For more information about risk factors specific to CommerceOne’s business see the section entitled “Risk Factors—Risks Relating to CommerceOne’s Business.”
Green Dot’s Reasons for the Green Dot Merger and the Payments Sale; Recommendation of the Green Dot Board of Directors (page 138)
After careful consideration, the Green Dot Board, at a special meeting held on November 23, 2025, unanimously (i) determined that the Merger Agreement, the Separation Agreement and the transactions contemplated thereby (including the Green Dot Merger and the Payments Sale) were advisable, expedient and fair to and in the best interests of Green Dot and its stockholders and declared it advisable for Green Dot to enter into the Merger Agreement and the Separation Agreement and (ii) adopted and approved the Merger Agreement, the Separation Agreement and the transactions contemplated thereby, including the Green Dot Merger and the Payments Sale. Accordingly, the Green Dot Board unanimously recommends that the Green Dot stockholders vote “FOR” the Green Dot Merger Proposal, “FOR” the Green Dot Separation Proposal, “FOR” the Green Dot Compensation Proposal and “FOR” the Green Dot Adjournment Proposal. For a more detailed discussion of the Green Dot Board’s recommendation, see the section entitled “The Mergers—Green Dot’s Reasons for the Green Dot Merger and the Payments Sale; Recommendation of the Green Dot Board of Directors.”
CommerceOne’s Reasons for the Mergers; Recommendation of the CommerceOne Board of Directors (page 142)
After careful consideration, the CommerceOne Board, at a special meeting held on November 23, 2025, based upon the information provided to the CommerceOne Board and upon such other matters as were deemed relevant by the CommerceOne Board, (i) determined that the Merger Agreement and Separation Agreement and the transactions contemplated thereby (including, without limitation, the Mergers and the Payments Sale) are fair to and in the best interests of CommerceOne and its stockholders and declared it advisable for CommerceOne to enter into the Merger Agreement and to take any such actions that are necessary to effect the transactions contemplated by the Separation Agreement, (ii) adopted and approved the Merger Agreement and Separation Agreement and (iii) authorized and approved the execution, delivery and performance of the Merger Agreement and Separation Agreement and the transactions contemplated thereby, including the Mergers and the Payments Sale. Accordingly, the CommerceOne Board recommends that CommerceOne stockholders vote “FOR” the CommerceOne Mergers Proposal, “FOR” the New CommerceOne 2026 Equity Incentive Plan Proposal and

“FOR” the CommerceOne Adjournment Proposal. For a more detailed discussion of the CommerceOne Board’s recommendation, see the section entitled “The Mergers—CommerceOne’s Reasons for the Mergers; Recommendation of the CommerceOne Board of Directors.”
Opinion of Green Dot’s Financial Advisor (page 144)
Green Dot engaged Citigroup Global Markets Inc. (“Citi”) as its financial advisor in connection with the transactions contemplated by the Merger Agreement and the Separation Agreement, including the Green Dot Merger and the Payments Sale. On November 23, 2025, Citi rendered its oral opinion to the Green Dot Board (which was subsequently confirmed in writing by delivery of Citi’s written opinion addressed to the Green Dot Board dated the same date) as to, as of November 23, 2025, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi as set forth in its written opinion, the fairness, from a financial point of view, to the holders of Green Dot Class A Common Stock of the Green Dot Merger Consideration to be received by such holders in the Green Dot Merger pursuant to the Merger Agreement.
The full text of Citi’s written opinion, dated November 23, 2025, which describes, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Annex I to this proxy statement/prospectus. The description of Citi’s opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Citi’s opinion was directed to the Green Dot Board, in its capacity as such, and addressed only the fairness, from a financial point of view and as of the date of such opinion, to the holders of the Green Dot Class A Common Stock of the Green Dot Merger Consideration to be received by such holders in the Green Dot Merger pursuant to the Merger Agreement. Citi’s opinion did not address any other terms, aspects or implications of the transactions contemplated by the Merger Agreement or the Separation Agreement. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Green Dot or the Green Dot Board to effect or enter into the Merger Agreement, the relative merits of the Green Dot Merger as compared to any alternative business strategies that might exist for Green Dot or the effect of any other transaction which Green Dot might engage in or consider. Citi’s opinion is not intended to be and did not constitute a recommendation as to how the Green Dot Board or any stockholder should vote or act on any matters relating to the transactions contemplated by the Merger Agreement and the Separation Agreement or otherwise.
Opinion of CommerceOne’s Financial Advisor (page 151)
On November 23, 2025, at the request of the CommerceOne Board, representatives of Performance Trust rendered Performance Trust’s opinion, dated November 23, 2025, to the CommerceOne Board that, as of such date and based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion, the Green Dot Merger Consideration is fair, from a financial point of view, to CommerceOne.
The full text of the written opinion of Performance Trust, dated November 23, 2025, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken by Performance Trust, is attached as Annex H to this document. Performance Trust provided its opinion for the information and assistance of the CommerceOne Board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the Mergers, and its opinion only addresses whether the Green Dot Merger Consideration was fair, from a financial point of view, to CommerceOne as of November 23, 2025. The opinion of Performance Trust did not address any other term or aspect of the Merger Agreement, related transaction agreements or the transactions contemplated thereby. The Performance Trust opinion does not constitute a recommendation to the CommerceOne Board, the Green Dot Board, any stockholder or any other person as to how such person should act with respect to the Mergers or any other matter.
For further information, please see the section entitled “The Mergers—Opinion of CommerceOne’s Financial Advisor” on page 151.
Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale (page 165)
In considering the recommendation of the Green Dot Board with respect to the Mergers, Green Dot stockholders should be aware that certain of Green Dot’s directors and executive officers may have interests in the Mergers that are different from, or in addition to, the interests of the other stockholders of Green Dot generally. The

Green Dot Board was aware of and considered these interests during its deliberations on the merits of the Mergers and the transactions contemplated by the Separation Agreement and in determining to recommend to Green Dot stockholders that they vote for the Green Dot Merger Proposal and Green Dot Separation Proposal and thereby approve the transactions contemplated by the Merger Agreement and Separation Agreement, including the Mergers and the Payments Sale.
These interests include, among others:
•	The accelerated vesting of certain equity awards held by Green Dot non-employee directors and executive officers at the First Effective Time;
•	The receipt of severance pursuant to the Green Dot Severance Policy upon a termination of employment of an executive officer (other than Mr. Jacobs) without “cause” at any time;
•
For Mses. Pugh and Watkins and Messrs. Ruppel and Unruh, the vesting of existing cash retention awards upon the earlier of the First Effective Time and June 30, 2026, and for Mr. Jacobs, the right to receive a discretionary bonus upon the Closing Date;

•
Continued director and officer indemnification and liability insurance coverage for a period of not less than six years following the Closing in accordance with the terms of the Merger Agreement and the Separation Agreement; and

•	For certain directors of Green Dot, continued service as directors of New CommerceOne or its affiliates.
For a more complete description of these interests, see “The Mergers—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale” beginning on page 165.
Interests of Certain CommerceOne Directors and Executive Officers in the Mergers (page 170)
In considering the recommendation of the CommerceOne Board to vote for the CommerceOne Mergers Proposal, the New CommerceOne 2026 Equity Incentive Plan Proposal and the CommerceOne Adjournment Proposal, holders of CommerceOne Common Stock should be aware that the directors and executive officers of CommerceOne have interests in the Mergers that are different from, or in addition to, the interests of CommerceOne stockholders generally. These interests include, among others, the following:
•
at the First Eﬀective Time, any vesting conditions applicable to each outstanding CommerceOne Restricted Stock award will, to the extent required by the CommerceOne 2018 Plan, accelerate in full and will be converted into, and become exchanged for the CommerceOne Merger Consideration;

•
at the First Effective Time, each CommerceOne Stock Option will cease to represent an option to purchase shares of CommerceOne Common Stock and will be converted into an option to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Stock Option immediately prior to the First Effective Time;

•	five of CommerceOne’s executive officers will be entitled to receive cash retention bonuses, which will vest and be paid in full on the closing date of the Mergers, as described below;
•	five of CommerceOne’s executive officers are expected to serve as executive officers of the Combined Company following the closing of the Mergers;
•	five of CommerceOne’s directors are expected to serve as a director of the Combined Company following the closing of the Mergers; and
•
one of CommerceOne’s directors indirectly owns and manages Payments Buyer, which will acquire Green Dot and its non-bank financial technology and related assets and operations pursuant to the Separation Agreement, and pursuant to the Equity Commitment Letter, entities affiliated with the director have agreed to invest in Payments Buyer, as described in the sections entitled “The Separation Agreement” and “Certain Relationships and Related Party Transactions—The Separation Agreement.”

The CommerceOne Board was aware of and considered these respective interests, among other matters, in evaluating and negotiating the Merger Agreement when deciding to adopt and approve the Merger Agreement and in making its recommendation that CommerceOne stockholders vote to approve the CommerceOne Mergers Proposal, the New CommerceOne 2026 Equity Incentive Plan Proposal and the CommerceOne Adjournment Proposal. For more information, see the section entitled “The Mergers—Background of the Mergers and the Payments Sale” and “The Mergers—CommerceOne’s Reasons for the Mergers; Recommendation of the CommerceOne Board of Directors.” These interests are described in more detail, and certain of them are quantified in the narrative section and in the section entitled “The Mergers—Interests of CommerceOne Directors and Executive Officers in the Mergers.”
Governance of the Combined Company after the Mergers (page 172)
Certificate of Incorporation and Bylaws (page 172)
At or prior to the First Effective Time, the certificate of incorporation and the bylaws of New CommerceOne will be amended and restated in their entirety in the form of the amended and restated certificate of incorporation set forth in Exhibit A to the Merger Agreement and the form of the amended and restated bylaws set forth in Exhibit B to the Merger Agreement, respectively. At and following the Second Effective Time, the amended and restated certificate of incorporation set forth in Exhibit A to the Merger Agreement and the form of the amended and restated bylaws set forth in Exhibit B to the Merger Agreement will continue to be the certificate of incorporation and the bylaws of New CommerceOne, respectively, until thereafter amended in accordance with their respective terms and applicable law.
Stock Exchange Listings (page 172)
Pursuant to the Merger Agreement, New CommerceOne has agreed to prepare and file a listing application with the NYSE to cause the shares of New CommerceOne Common Stock that will be issued in the Mergers to be approved for listing on the NYSE prior to the First Effective Time. Immediately after the First Effective Time, it is expected that the New CommerceOne Common Stock will trade on the NYSE under the symbol “CONE.” There can be no assurance that New CommerceOne will obtain such approval from the NYSE.
In addition, under the Merger Agreement, the CommerceOne Parties’ and Green Dot’s respective obligations to effect the Mergers will be subject to the satisfaction at or prior to the First Effective Time of the condition that the shares of New CommerceOne Common Stock will have been approved for listing on the NYSE, subject to official notice of issuance.
Upon completion of the Mergers, Green Dot Common Stock will be delisted from the NYSE, and Green Dot will be deregistered under the Exchange Act and cease to be publicly traded.
Board of Directors of New CommerceOne after the Mergers (page 173)
The directors of New CommerceOne, as of immediately prior to the Second Effective Time, will be the directors of New CommerceOne as the surviving company of the Upstream Merger. Immediately following the Second Effective Time, the board of directors of New CommerceOne is expected to consist of Douglas E. Coltharp, Samuel D. Haskell, William I Jacobs, Kevin B. Kynerd, Travis A. Meyer, Ellen Richey, Bill I. Smith, Kenneth W. Till and Cynthia B. Wyatt. Pursuant to the New CommerceOne Bylaws, Kevin B. Kynerd will serve as the Chairman of the New CommerceOne Board for three years following the Closing, or until his earlier death, resignation, disqualification or removal.
Committees of the New CommerceOne Board of Directors after the Mergers (page 173)
Upon completion of the Mergers, the New CommerceOne Board is expected to have five standing committees to assist the New CommerceOne Board in its responsibilities. They are the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Risk Committee and the Technology Committee. Additionally, the New CommerceOne Board retains the authority to designate other committees, with each committee to consist of one or more directors of New CommerceOne and upon such terms as the New CommerceOne Board deems appropriate.
Management of New CommerceOne after the Mergers (page 173)
Following the consummation of the Mergers, the executive management team of New CommerceOne is expected to consist of certain current executive officers from each of CommerceOne and Green Dot. For more information, see the sections entitled “Management Following the Mergers” and “The Mergers—Governance of the Surviving Corporation After the Mergers—Management of New CommerceOne After the Mergers.”

Name and Headquarters of the Combined Company (page 173)
The Merger Agreement, the New CommerceOne Charter and the New CommerceOne Bylaws provide that after the Closing, New CommerceOne, as the publicly traded top-level holding company for the combined organization, will be renamed “CommerceOne Financial Corporation.” It is expected that the headquarters of the Combined Company will be located in Birmingham, Alabama. The headquarters of CommerceOne Bank and Green Dot Bank will remain in Birmingham, Alabama, and Provo, Utah, respectively.
Regulatory Approvals (page 173)
Subject to the terms of the Merger Agreement, New CommerceOne, CommerceOne and Green Dot have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all required documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities which are required or advisable to consummate the transactions contemplated by the Merger Agreement (including the Mergers) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such regulatory agencies and governmental entities, except that neither CommerceOne nor New CommerceOne, on the one hand, nor Green Dot, on the other hand, nor any of their respective subsidiaries are required to take any action, or commit to take any action, or agree to any condition or restriction in connection with obtaining such permits, consents, approval and authorizations that would reasonably be expected to have a material adverse effect on New CommerceOne and its subsidiaries, taken as a whole, after giving effect to the Mergers, the Payments Sale and other transactions contemplated by the Merger Agreement and the Separation Agreement.
As of the date of this proxy statement/prospectus, all initial bank regulatory applications, notices, petitions and filings in respect of the requisite regulatory approvals have been made. The requisite regulatory approvals include, without limitation, the approval of the Federal Reserve, the ASBD and the UDFI. The initial submission of these regulatory applications occurred on February 20, 2026. Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations, including, but not limited to, (i) filing of an application with the NYSE for approval to list shares of New CommerceOne Common Stock on the NYSE, (ii) filing of the certificates of merger with the Secretary of State of the State of Delaware pursuant to the Delaware General Corporation Law and the Secretary of State of the State of Alabama pursuant to the Alabama Business and Nonprofit Entities Code, as applicable, (iii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the listing of the shares of New CommerceOne Common Stock and (iv) the expiration or termination of the waiting periods applicable to the closing of the transactions contemplated by the Separation Agreement under the HSR Act. On December 31, 2025, the parties filed their respective Premerger Notification and Report Forms under the HSR Act in connection with the transactions contemplated by the Separation Agreement. The parties requested early termination of the waiting period under the HSR Act, and such request was granted, effective January 21, 2026. For more information, see the section entitled “The Mergers—Regulatory Approvals.”
Expected Timing of the Mergers (page 176)
Neither CommerceOne nor New CommerceOne nor Green Dot can predict the actual date on which the Mergers will be completed, or if the Mergers will be completed at all, because completion is subject to conditions and factors outside the control of CommerceOne, New CommerceOne and Green Dot. CommerceOne must obtain the requisite CommerceOne stockholder approval and Green Dot must obtain the requisite Green Dot stockholder approval. CommerceOne and Green Dot must also obtain required regulatory approvals and satisfy certain other closing conditions. CommerceOne, New CommerceOne and Green Dot expect the Mergers to be completed promptly once the relevant parties have obtained their respective stockholder approvals noted above, have obtained required regulatory approvals and have satisfied certain other closing conditions. Subject to the satisfaction of the conditions to the Mergers (including the conditions to the transactions contemplated by the Separation Agreement), the Mergers are currently expected to close in the second quarter of 2026.

Conditions to Complete the Mergers (page 201)
As more fully described in the Merger Agreement, the completion of the Mergers is subject to the satisfaction or waiver by the party entitled to the benefit of such condition (as permitted by applicable law) of a number of conditions. These conditions include:
•
(i) the approval of the Merger Agreement and the transactions contemplated thereby by the stockholders of CommerceOne by the requisite CommerceOne stockholder approval and (ii) the adoption of the Merger Agreement and the approval of the transactions contemplated by the Separation Agreement by the stockholders of Green Dot by the requisite Green Dot stockholder approval;

•
(i) all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated and (ii) no such requisite regulatory approval having resulted in a material burdensome condition;

•	the authorization of the listing of the shares of New CommerceOne Common Stock that are issuable pursuant to the Merger Agreement on the NYSE, subject to official notice of issuance;
•
the registration statement of which this proxy statement/prospectus is a part having become effective under the Securities Act and no stop order suspending the effectiveness of such registration statements having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

•
no order, injunction or decree issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement being in effect, and no law, statute, regulation, rule, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement;

•	satisfaction or waiver of the closing conditions set forth in the Separation Agreement with certain exceptions described in the Merger Agreement;
•
the accuracy of the representations and warranties of each party contained in the Merger Agreement generally as of the date on which the Merger Agreement was entered into and as of the Closing Date, subject to the materiality standards provided in the Merger Agreement (and the receipt by each party of a certificate, dated as of the Closing Date and signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect);

•
the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the Merger Agreement at or prior to the Closing Date (and the receipt by each party of a certificate, dated as of the Closing Date, signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect); and

•	in the case of the CommerceOne Parties, the funding by Payments Buyer of the purchase price immediately prior to the Closing in accordance with the terms of the Separation Agreement.
None of CommerceOne, New CommerceOne or Green Dot can provide assurance as to when or if all of the conditions to the Mergers can or will be satisfied or waived by the appropriate party. For more information, see the section entitled “The Merger Agreement—Conditions to Complete the Mergers.”
Conditions to Complete the Payments Sale (page 207)
As more fully described in the Separation Agreement, the completion of the transactions contemplated thereby is subject to the satisfaction or waiver by Green Dot or Payments Buyer (as permitted by applicable law) of a number of conditions. These conditions include:
•	the approval of the transactions contemplated by the Separation Agreement by the stockholders of Green Dot by the requisite Green Dot stockholder approval;
•	the waiting period applicable to the consummation of the Separation Closing under the HSR Act having expired or been terminated;
•
no order, injunction or decree issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation Closing or any of the transactions contemplated by the Separation Agreement being in effect, and no law, statute, regulation, rule, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the transactions contemplated by the Separation Agreement;
•	satisfaction or waiver of the closing conditions set forth in the Merger Agreement with certain exceptions described in the Separation Agreement;
•
the accuracy of the representations and warranties of Green Dot, in the case of Payments Buyer, or Payments Buyer, in the case of Green Dot, contained in the Separation Agreement generally as of the date on which the Separation Agreement was entered into and as of the Closing Date, subject to the materiality standards provided in the Separation Agreement (and the receipt by each party of a certificate, dated as of the Closing Date and signed on behalf of the other party by an executive officer, to the foregoing effect);

•
the performance by Green Dot, in the case of Payments Buyer, or Payments Buyer, in the case of Green Dot, in all material respects of the obligations, covenants and agreements required to be performed by it under the Separation Agreement at or prior to the Closing Date (and the receipt by each party of a certificate, dated as of the Closing Date, signed on behalf of the other party by an executive officer, to the foregoing effect); and

•
in the case of the Payments Buyer, the absence of the occurrence of a Business Material Adverse Effect (as defined in the Separation Agreement) on Green Dot (and the receipt by Payments Buyer of a certificate, dated as of the Closing Date and signed on behalf of Green Dot by an executive officer of Green Dot, to the foregoing effect).

None of CommerceOne, New CommerceOne or Green Dot can provide assurance as to when or if all of the conditions to the Separation Closing can or will be satisfied or waived by the appropriate party. For more information, see the section entitled “The Merger Agreement—Conditions to Complete the Payments Sale.”
Termination of the Merger Agreement; Termination Fees (page 201)
The Merger Agreement will be automatically terminated and the transactions contemplated by the Merger Agreement will be abandoned if the Separation Agreement is terminated prior to the First Effective Time. In addition, the Merger Agreement can be terminated at any time prior to the First Effective Time (or such earlier time as specified below) in the following circumstances:
1.	by mutual written consent of CommerceOne and Green Dot;
2.
by either CommerceOne or Green Dot if any requisite regulatory approval has been denied by the relevant governmental entity that must grant such requisite regulatory approval and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Mergers, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the obligations, covenants and agreements of such party set forth in the Merger Agreement;

3.
by either CommerceOne or Green Dot if the Mergers have not been consummated on or before November 23, 2026 (which may be extended to February 23, 2027 or to the Closing Date in certain circumstances set forth in the Merger Agreement), unless the failure of the Closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform any of its obligations under the Merger Agreement;

4.
by either CommerceOne or Green Dot (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the Merger Agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the Merger Agreement on the part of Green Dot, in the case of a termination by CommerceOne, or CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, in the case of a termination by Green Dot, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
5.
by Green Dot prior to such time as the requisite CommerceOne stockholder approval is obtained, if (i) CommerceOne or the CommerceOne Board has made a Recommendation Change or (ii) CommerceOne or the CommerceOne Board has breached its obligations related to stockholder approvals or Acquisition Proposals in any material respect;

6.
by CommerceOne prior to such time as the requisite Green Dot stockholder approval is obtained, if (i) Green Dot or the Green Dot Board has made a Recommendation Change or (ii) Green Dot or the Green Dot Board has breached its obligations related to stockholder approvals or Acquisition Proposals in any material respect; and

7.	by either CommerceOne or Green Dot if the requisite Green Dot stockholder approval has not been obtained at the Green Dot special meeting or at any adjournment or postponement thereof.
If the Merger Agreement is terminated in certain circumstances, including certain circumstances involving alternative acquisition proposals and changes in the recommendation of the Green Dot Board, Green Dot will be required to pay CommerceOne a termination fee equal to $27.0 million in cash. If the Merger Agreement is terminated in certain circumstances, including certain circumstances involving alternative acquisition proposals and changes in the recommendation of the CommerceOne Board, CommerceOne will be required to pay Green Dot a reverse termination fee equal to $3.5 million in cash. For more information, see the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Effect of Termination of the Merger Agreement; Termination Fee.”
Termination of the Separation Agreement; Termination Fees (page 208)
The Separation Agreement will be automatically terminated and the transactions contemplated by the Separation Agreement will be abandoned if the Merger Agreement is terminated prior to the consummation of the Mergers. In addition, the Separation Agreement can be terminated at any time prior to the Separation Closing in the following circumstances:
1.	by mutual written consent of Payments Buyer and Green Dot;
2.
by either Payments Buyer or Green Dot if the Separation Closing has not occurred on or before November 23, 2026 (which may be extended to February 23, 2027 or to the Closing Date in certain circumstances set forth in the Separation Agreement) (“the Separation Termination Date”), unless the failure of the Separation Closing to occur by such date is due to the failure of the party seeking to terminate the Separation Agreement to perform any of its obligations under the Separation Agreement;

3.
by either Payments Buyer or Green Dot if any legal restraint permanently enjoining or prohibiting consummation of the Separation Closing is in effect and has become final and nonappealable, unless the failure of the party seeking to terminate the Separation Agreement to perform a material covenant or obligation is the cause of, or resulted in, such legal restraint;

4.
by either Payments Buyer or Green Dot (provided that the terminating party has not materially breached or failed to perform any of its covenants or agreements contained in the Separation Agreement) if the other party has materially breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Separation Agreement, which breach or failure to perform would give rise to the failure of certain closing conditions of the terminating party and which is not cured within thirty (30) days following written notice (or such fewer days as remain prior to the Separation Termination Date);

5.
by either Payments Buyer or Green Dot if the requisite Green Dot stockholder approval of the Green Dot Separation Proposal has not been obtained at the Green Dot special meeting or at any adjournment or postponement thereof;

6.
by Green Dot if (i) all of the conditions to Payments Buyer’s conditions to the Separation Closing (other than those conditions that by their nature are to be satisfied on the Closing Date, but which are capable of being satisfied if the Separation Closing were to occur) have been satisfied or waived in writing, (ii) Green Dot has notified Payments Buyer in writing at least two business days prior to such termination that Green Dot is ready, willing and able to consummate the Separation Closing and the transactions contemplated by the Merger Agreement and (iii) Payments Buyer has failed to consummate the Separation Closing within two business days after the giving of such notice.
The Separation Agreement provides that Payments Buyer will owe Green Dot a termination fee of $40 million if Green Dot terminates the Separation Agreement pursuant to item 4 above due to a breach by Payments Buyer, pursuant to item 6 above or pursuant to any of the other items at a time when the Separation Agreement is terminable pursuant to items 4 or 6. For more information, see the sections entitled “The Separation Agreement—Termination of the Separation Agreement” and “The Separation Agreement—Effect of Termination of the Separation Agreement; Termination Fee.”
The Support Agreement (page 210)
Concurrently with the execution of the Merger Agreement, CommerceOne, New CommerceOne, Green Dot and certain significant stockholders of CommerceOne who were collectively the holders of record and beneficial owners of approximately 11.49% of the outstanding CommerceOne Common Stock as of November 23, 2025 entered into the Support Agreement, with respect to all shares of CommerceOne Common Stock or any securities issued in respect of, upon conversion of or in exchange for CommerceOne Common Stock for which each such supporting CommerceOne stockholder was the holder of record and beneficial owner as of November 23, 2025 or which such supporting CommerceOne stockholder subsequently acquired (including New CommerceOne Common Stock received in respect of such CommerceOne Common Stock), during the lockup period.
Subject to the terms and conditions of the Support Agreement, each supporting CommerceOne stockholder has agreed to, among other things, vote all of its Subject Shares (i) to approve and adopt the Merger Agreement, (ii) in any other circumstances upon which a consent, waiver or other approval may be required under CommerceOne’s governing documents or under any agreements between CommerceOne and its stockholders to implement the Merger Agreement, to vote, consent, waive or approve in favor thereof, (iii) against any Acquisition Proposal or any proposal related to an Acquisition Proposal; (iv) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CommerceOne (other than the Merger Agreement, the Separation Agreement, and any of the transactions contemplated thereby); and (v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of the Support Agreement, the Merger Agreement, the Separation Agreement, or any of the transactions contemplated thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Green Dot, New CommerceOne, Merger Sub One or Merger Sub Two under the Merger Agreement, the Separation Agreement or any other agreement contemplated thereby or (C) result in any of the closing conditions set forth in the Merger Agreement not being fulfilled.
Additionally, pursuant to the Support Agreement, until the earlier to occur of (i) the one-year anniversary of the Closing Date and (ii) the valid termination of the Merger Agreement in accordance with its terms, each supporting CommerceOne stockholder has agreed, among other things, not to (A) sell, hypothecate, pledge, dispose of or other transfer, directly or indirectly, any of its Subject Shares or (B) enter into a swap or other arrangement to transfer the economic consequences of ownership of any Subject Shares, subject to certain exceptions.
A copy of the Support Agreement is attached as Annex C to the accompanying proxy statement/prospectus. For more information, see the section of this proxy statement/prospectus entitled “The Support Agreement” beginning on page 210.
Financing of the Payments Sale (page 207)
Payments Buyer plans to fund the purchase price of $690 million for the Payments Sale with committed equity financing and debt financing, as described below.
Certain pooled investment vehicles managed by affiliates of Smith Ventures and certain other equity investors (each, an “Equity Investor”) have committed to severally provide to Payments Buyer an aggregate amount of funds in cash equal to $200 million, subject to the terms and conditions set forth in the equity commitment letter provided by the Equity Investors to Payments Buyer, dated as of November 23, 2025 (the “Equity Commitment Letter”).

In connection with entry into the Separation Agreement, Payments Buyer entered into a debt commitment letter, dated as of November 23, 2025, with TPG Angelo Gordon (together with its managed funds and affiliates, “TPG”) (the “Debt Commitment Letter”) for a $515 million senior secured term loan facility. The availability of the debt financing contemplated by the Debt Commitment Letter is subject to customary conditions precedent.
For more information, please see the section of this proxy statement/prospectus entitled “The Separation Agreement—Financing of the Payments Sale.”
Limited Guarantee
Concurrently with the execution of the Separation Agreement, Bill I. Smith, in his individual capacity (the “Guarantor”), entered into a limited guarantee (the “Limited Guarantee”), pursuant to which he agreed to guarantee, on the terms and conditions set forth therein, Payments Buyer’s obligation to pay the reverse termination fee owed by Payments Buyer to Green Dot (to the extent payable as described in the sections of this proxy statement/prospectus entitled “The Separation Agreement—Termination of the Separation Agreement” and “The Separation Agreement—Effect of Termination; Termination Fee”), reimburse and indemnify Green Dot with respect to certain expenses in connection with the Payments Sale and pay certain other amounts, in an amount not to exceed $42 million in the aggregate.
For more information, please see the sections of this proxy statement/prospectus entitled “The Separation Agreement—Financing of the Payments Sale—Limited Guarantee.”
Accounting Treatment of the Mergers (page 176)
Green Dot and CommerceOne each prepare their respective financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). The Mergers will be accounted for using the reverse acquisition method of accounting under the provisions of Accounting Standards Codification 805, “Business Combinations,” with Green Dot representing the accounting acquirer under this guidance.
The Rights of CommerceOne Stockholders and Green Dot Stockholders Will Change as a Result of the Merger (page 233)
If the Mergers are completed, CommerceOne stockholders and Green Dot stockholders will receive shares of New CommerceOne Common Stock in the Mergers and will cease to hold shares of CommerceOne Common Stock and Green Dot Common Stock, respectively. The future rights of the Combined Company stockholders (which will include existing CommerceOne stockholders and existing Green Dot stockholders) will be governed by the New CommerceOne Charter, the New CommerceOne Bylaws and Delaware law upon the completion of the Mergers. The rights associated with CommerceOne Common Stock and existing Green Dot Common Stock are different from the rights that will be associated with New CommerceOne Common Stock. See the section entitled “Comparison of the Rights of Combined Company Stockholders, CommerceOne Stockholders and Green Dot Stockholders” for a summary discussion of the different rights associated with CommerceOne Common Stock, Green Dot Common Stock New CommerceOne Common Stock. For example, the New CommerceOne Charter and the New CommerceOne Bylaws, which will govern the Combined Company upon the completion of the Mergers, designate specific courts as the exclusive forum for certain stockholder litigation matters, which could limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or any of the Combined Company’s directors, officers, other employees or stockholders. For more information, see the section entitled “Description of Capital Stock of the Combined Company—Anti-Takeover Provisions—Charter and Bylaws—Choice of Forum.”
The Green Dot Virtual Special Meeting (page 72)
The Green Dot Special Meeting will be held virtually via the Internet on June 23, 2026 at 12:00 p.m., Mountain Time. At the Green Dot Special Meeting, Green Dot stockholders will be asked to vote on the following matters:
•	The Green Dot Merger Proposal;
•	The Green Dot Separation Proposal;
•	The Green Dot Compensation Proposal; and
•	The Green Dot Adjournment Proposal.

You may vote at the Green Dot Special Meeting if you are a holder of record of Green Dot Common Stock at the close of business on May 15, 2026. As of May 5, 2026, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, there were 56,680,265 shares of Green Dot Common Stock outstanding. Green Dot currently expects that Green Dot’s directors and executive officers will vote their shares of Green Dot Common Stock in favor of the Green Dot Merger Proposal, the Green Dot Separation Proposal, the Green Dot Compensation Proposal and the Green Dot Adjournment Proposal, although none of them has entered into any agreements obligating them to do so.
The affirmative vote of a majority of the outstanding shares of Green Dot Common Stock entitled to vote thereon is required to approve each of the Green Dot Merger Proposal and the Green Dot Separation Proposal. Abstentions, broker non-votes and failures to vote will have the same effect as a vote “AGAINST” each of the Green Dot Merger Proposal and the Green Dot Separation Proposal.
Assuming a quorum is present, approval of the Green Dot Compensation Proposal requires the affirmative vote of the holders of a majority of the shares of Green Dot Common Stock present in person or represented by proxy at the Green Dot Special Meeting and entitled to vote on the Green Dot Compensation Proposal.
Approval of the Green Dot Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of Green Dot Common Stock present in person or represented by proxy at the Green Dot Special Meeting and entitled to vote on the Green Dot Adjournment Proposal.
Green Dot will transact no other business at the Green Dot Special Meeting, except for business properly brought before the Green Dot Special Meeting or any adjournment or postponement thereof.
Green Dot stockholders must approve both the Green Dot Merger Proposal and the Green Dot Separation Proposal for the transactions contemplated by the Merger Agreement and the Separation Agreement, including the Green Dot Merger, to occur. For more information, see the section entitled “The Green Dot Special Meeting.”
The CommerceOne Virtual Special Meeting (page 80)
The CommerceOne Special Meeting will be held virtually via the internet on June 23, 2026 at 10:00 a.m., Central Time. At the CommerceOne Special Meeting, CommerceOne stockholders will be asked to consider and vote on the following matters:
•	Proposal 1: the CommerceOne Mergers Proposal;
•	Proposal 2: the New CommerceOne 2026 Equity Incentive Plan Proposal; and
•	Proposal 3: the CommerceOne Adjournment Proposal.
You may vote at the CommerceOne Special Meeting if you are a holder of record at the close of business on May 15, 2026. As of May 5, 2026, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, there were 4,938,428 shares of CommerceOne Common Stock outstanding, of which approximately 29.22% were owned and entitled to be voted by CommerceOne directors and executive officers and their affiliates. CommerceOne currently expects that CommerceOne’s directors and executive officers will vote their shares in favor of the CommerceOne Mergers Proposal, the New CommerceOne 2026 Equity Incentive Plan Proposal and the CommerceOne Adjournment Proposal.
Assuming a quorum is present at the CommerceOne Special Meeting, approval of the CommerceOne Mergers Proposal requires that the number of votes cast at the CommerceOne Special Meeting favoring the CommerceOne Mergers Proposal exceeds the number of votes cast opposing the CommerceOne Mergers Proposal. In addition, the Merger Agreement provides that, as a condition to the completion of the Mergers, the CommerceOne Mergers Proposal be approved by the affirmative vote of a majority of the outstanding shares of CommerceOne Common Stock. Assuming a quorum is present, approval of the New CommerceOne 2026 Equity Incentive Plan Proposal requires that the votes cast in favor of such proposal exceed the votes cast opposing such proposal. Approval of the CommerceOne Adjournment Proposal requires that the votes cast in favor of such proposal exceed the votes cast opposing such proposal. Abstentions and failures to vote will not be taken into account in determining whether any of the proposals are approved. CommerceOne will transact no other business at the CommerceOne Special Meeting, except for business properly brought before the CommerceOne Special Meeting or any adjournment or postponement thereof.

CommerceOne stockholders must approve the CommerceOne Mergers Proposal for the Mergers to occur. For more information, see the section entitled “The CommerceOne Special Meeting.”
Litigation Relating to the Mergers (page 176)
Although New CommerceOne, CommerceOne and Green Dot are not aware of any pending or threatened lawsuits relating to the Mergers or any of the transactions contemplated by the Merger Agreement or the Separation Agreement as of the date of this proxy statement/prospectus, lawsuits arising out of the Mergers or any of the transactions contemplated by the Merger Agreement or the Separation Agreement could be filed in the future.
As of the date of this proxy statement/prospectus, Green Dot has received demand letters from purported stockholders of Green Dot, alleging deficiencies and/or omissions of certain allegedly material information in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. New CommerceOne, CommerceOne and Green Dot believe that the allegations in these letters are without merit.
There can be no assurances that complaints or additional demands will not be filed or made with respect to the Mergers. If additional similar demands are made, absent new or different allegations that are material, neither New CommerceOne, CommerceOne nor Green Dot will necessarily announce them.
Appraisal and Dissenters Rights in The Mergers (page 176)
CommerceOne Stockholders
Under Section 10A-2A-13.02 of the Alabama Business and Nonprofit Entities Code, a stockholder generally is entitled to appraisal rights and to obtain payment of the fair value of the stockholder’s shares in connection with certain corporate actions, including a merger for which stockholder approval is required under Section 10A-2A-11.04.
Because the Mergers require the approval of CommerceOne stockholders under Section 10A-2A-11.04 and no exceptions apply, appraisal rights are available to CommerceOne stockholders in connection with the Mergers or other matters to be voted on at the CommerceOne Special Meeting. For more information, see the section entitled “The Mergers—Appraisal or Dissenters’ Rights in Connection with the Mergers.”
Green Dot Stockholders
If the Green Dot Merger is consummated, persons who do not wish to accept the Green Dot Merger Consideration are entitled to seek appraisal of their shares of Green Dot Common Stock under Section 262 of the DGCL and, if all procedures described in Section 262 of the DGCL are strictly complied with, to receive payment in cash for the fair value of their shares of Green Dot Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Green Dot Merger, as determined by the Court of Chancery of the State of Delaware (the “Delaware Court”), together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” of your shares of Green Dot Common Stock as determined by the Delaware Court may be more or less than, or the same as, the Green Dot Merger Consideration that you are otherwise entitled to receive under the Merger Agreement. These rights are known as “appraisal rights.” This proxy statement/prospectus serves as a notice of such appraisal rights pursuant to Section 262 of the DGCL.
Persons who exercise appraisal rights under Section 262 of the DGCL will not receive the Green Dot Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. They will receive an amount determined to be the “fair value” of their shares of Green Dot Common Stock following petition to, and an appraisal by, the Delaware Court. Persons considering seeking appraisal should recognize that the fair value of their shares of Green Dot Common Stock determined under Section 262 of the DGCL could be more than, the same as or less than the Green Dot Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. Strict compliance with the procedures set forth in Section 262 of the DGCL is required. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the withdrawal, loss or waiver of appraisal rights. Consequently, and in view of the complexity of the provisions of Section 262 of the DGCL, persons wishing to exercise appraisal rights are urged to consult their legal and financial advisors before attempting to exercise such rights.

A holder of record or a beneficial owner of shares of Green Dot Common Stock who (1) continuously holds such shares through the First Effective Time, (2) has not voted in favor of or otherwise consented to the adoption of the Merger Agreement in writing or otherwise withdrawn, lost or waived appraisal rights (but failure to vote against the adoption of the Merger Agreement, alone, will not constitute a waiver of appraisal rights), (3) strictly complies with the procedures under Section 262 of the DGCL, (4) does not thereafter withdraw his, her or its demand for appraisal of such shares and (5) in the case of a beneficial owner, a person who (a) reasonably identifies in his, her or its demand the holder of record of the shares for which the demand is made, (b) provides documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (c) provides an address at which such beneficial owner consents to receive notices given by Green Dot and to be set forth on the Chancery List (as defined in the section of this proxy statement/prospectus entitled “The Mergers—Appraisal or Dissenters’ Rights in Connection with the Mergers”), will be entitled to receive the fair value of his, her or its shares of Green Dot Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Green Dot Merger, as determined by the Delaware Court, together with interest, if any, to be paid upon the amount determined to be the fair value. Voting in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the Merger Agreement, will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.
A copy of Section 262 of the DGCL is attached to the accompanying proxy statement/prospectus as Annex L and may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL and any amendments thereto after the date of this proxy statement/prospectus. Any person who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal and financial advisors before electing or attempting to exercise such rights. For more information, please see the section of this proxy statement/prospectus entitled “The Mergers—Appraisal or Dissenters’ Rights in Connection with the Mergers.”
Market Price and Dividend Information
Green Dot Class A Common Stock is currently listed on NYSE under the symbol “GDOT.” Upon completion of the Mergers, New CommerceOne intends to list New CommerceOne Common Stock on the NYSE under the symbol “CONE.” The following table shows the closing price of Green Dot Class A Common Stock on November 21, 2025, the last trading day prior to the public announcement of the Mergers, and the closing price of Green Dot Class A Common Stock on May 5, 2026, the last practicable trading day before the printing of this proxy statement/prospectus, in each case as reported on the NYSE. As of the date of this proxy statement/prospectus, there were no shares of Green Dot Class B Common Stock issued and outstanding. This table also shows the implied value of one share of New CommerceOne Common Stock, which was calculated by subtracting the cash consideration of $8.11 per share from the closing price of Green Dot Class A Common Stock on those dates and dividing the result by the Exchange Ratio of 0.2215.

	Green Dot Class A Common Stock Price	Implied value of one share of New CommerceOne Common Stock
November 21, 2025	$11.80	$16.66
May 5, 2026	$12.49	$19.77

CommerceOne is a private company and there is no established public trading market for its Common Stock.
Neither Green Dot nor CommerceOne has ever paid or declared any cash dividends on Green Dot Class A Common Stock and CommerceOne Common Stock, respectively. New CommerceOne does not anticipate paying or declaring any cash dividends on New CommerceOne Common Stock in the foreseeable future. Any future determination to declare cash dividends on Green Dot, CommerceOne and New CommerceOne Common Stock will be made at the discretion of its board of directors, subject to applicable law and contractual restrictions and will depend on its financial condition, results of operations, capital requirements, general business conditions, regulatory restrictions and other factors that its board of directors may deem relevant.

Additionally, the closing share price of Green Dot Class A Common Stock on November 24, 2025, the first trading day following the public announcement of the Mergers, was $11.81 and the 10-day volume weighted average share price of Green Dot Class A Common Stock for the 10 trading days commencing November 24, 2025 was $12.49.
The market price of Green Dot Class A Common Stock (and after the First Effective Time, the market price of New CommerceOne Common Stock) may change as a result of a variety of factors, including general market and economic conditions, changes in Green Dot’s (and after the First Effective Time, New CommerceOne’s) business, operations and prospects, volatility in the prices of securities in global financial markets and other factors which may be beyond the control of Green Dot (and after the First Effective Time, New CommerceOne). For more information, please see the section of this proxy statement/prospectus entitled “Risk Factors—Risks Relating to the Mergers, the Payments Sale and the Combined Company Following the Mergers.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits or costs of the proposed transaction, the plans, objectives, expectations and intentions of Green Dot, CommerceOne, New CommerceOne and affiliates of Smith Ventures, including future financial and operating results (including the anticipated impact of the proposed transactions), statements related to the expected timing of the completion of the proposed transactions, the plans, objectives, expectations and intentions of New CommerceOne (to be renamed “CommerceOne Financial Corporation” as part of the proposed transactions) following the consummation of the proposed transactions described herein, and other statements that are not historical facts. You can identify these forward-looking statements through the use of words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “predicts,” “forecasts,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “endeavors,” “strives,” “may” and “assumes,” variations of such words and similar expressions of the future or otherwise regarding the outlook for Green Dot’s, CommerceOne’s or the Combined Company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.
Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Green Dot, CommerceOne or the Combined Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Green Dot, New CommerceOne or CommerceOne and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this proxy statement/prospectus. Many of these factors are beyond Green Dot’s, CommerceOne’s or the Combined Company’s ability to control or predict, and there is no assurance that any list of risks and uncertainties or risk factors is complete. These factors include, among others,
•	the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized;
•	disruption to Green Dot’s business and to CommerceOne’s business as a result of the announcement and pendency of the proposed transaction;
•
the risk that the integration of Green Dot Bank’s and CommerceOne’s respective businesses and operations, or the separation of Green Dot’s non-bank financial technology (“fintech”) businesses from Green Dot Bank, will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events;

•
the failure to satisfy the conditions to the closing of the transactions among Green Dot, CommerceOne and Smith Ventures, including the failure to obtain the necessary approvals by the stockholders of Green Dot or CommerceOne;

•	the amount of the costs, fees, expenses and charges related to the transactions;
•
the ability by each of Green Dot, CommerceOne and Smith Ventures to obtain the requisite regulatory approvals on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the Combined Company after the Closing and Separation Closing or adversely affect the expected benefits of the proposed transactions;

•	risks of harm to Green Dot’s or CommerceOne’s brand and the reaction of Green Dot’s or CommerceOne’s customers, suppliers, employees or other business partners to the proposed transactions;
•	challenges retaining or hiring key personnel following the proposed transactions;

•
any unexpected delay in closing the proposed transactions or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or Separation Agreement;

•	the dilution caused by the issuance of shares of the New CommerceOne Common Stock to Green Dot stockholders and CommerceOne stockholders in the transaction;
•	the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•
risks related to management and oversight of the business and operations of the Combined Company and the separation of Green Dot’s non-bank fintech business from Green Dot Bank and the Combined Company;

•	the possibility the Combined Company is subject to additional regulatory requirements or consent orders as a result of the proposed transactions;
•	the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Green Dot, CommerceOne or the Combined Company;
•
general competitive, economic, political, regulatory and market conditions and other factors that may affect future results of Green Dot, CommerceOne and the Combined Company, including fluctuations in operating results and the inability to sustain or achieve revenue and earnings growth;

•	changes in asset quality and credit risk;
•	changes in inflation, interest rates and capital markets, including increases in the Federal Reserve benchmark rate and the duration at which such increased interest rate levels are maintained;
•	customer borrowing, repayment, investment and deposit practices;
•	the ability to raise or maintain liquidity, funding, capital and capital management activities;
•	the impact, extent and timing of technological changes;
•	fraudulent or other illegal activity involving the products and services of Green Dot, CommerceOne or the Combined Company;
•	cybersecurity risks, including cyber-attacks or security breaches;
•
changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action and other changes pertaining to banking, securities, taxation, rent regulation and housing, financial accounting and reporting, environmental protection and insurance and the ability to comply with such changes in a timely manner, including changes as a result of the outcomes of political elections; and

•	changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve.
Additional factors which could affect future results of Green Dot can be found in Green Dot’s filings with the SEC, including in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2025, under the captions “Forward-Looking Statements” and “Risk Factors,” and Green Dot’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Green Dot, CommerceOne, New CommerceOne and Smith Ventures do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Green Dot has filed with the SEC and as described under the section entitled “Where You Can Find More Information” beginning on page 253.

CommerceOne, New CommerceOne and Green Dot expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained in, referred to, or incorporated in this proxy statement/prospectus.

RISK FACTORS
An investment by Green Dot stockholders and CommerceOne stockholders in New CommerceOne Common Stock as a result of the exchange of shares of Green Dot Common Stock and CommerceOne Common Stock, respectively, for shares of New CommerceOne Common Stock in the Mergers involves certain risks. Certain material risks and uncertainties connected with the Merger Agreement, the Separation Agreement and transactions contemplated therein, including the Mergers, the Payments Sale and ownership of New CommerceOne Common Stock are discussed below. In addition, Green Dot has discussed certain other material risks connected with the ownership of Green Dot Common Stock and with Green Dot’s business under the caption “Risk Factors” appearing in Green Dot’s Annual Report on Form 10-K most recently filed with the SEC, and may include additional or updated disclosures of such material risks in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that Green Dot has filed with the SEC or may file with the SEC after the date of this proxy statement/prospectus.
CommerceOne stockholders and Green Dot stockholders should carefully read and consider all of these risks and all other information contained in this proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this proxy statement/prospectus. CommerceOne stockholders and Green Dot stockholders should consider such risk factors in deciding whether to vote to approve the various proposals for which they may be entitled to vote at the CommerceOne Special Meeting or the Green Dot Special Meeting described herein. The risks described in this proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of New CommerceOne Common Stock that you, an existing CommerceOne stockholder or Green Dot stockholder, will hold upon consummation of the Mergers, and could result in a significant decline in the value of New CommerceOne Common Stock and cause CommerceOne stockholders or Green Dot stockholders to lose all or part of the value of their respective investments in New CommerceOne Common Stock.
Risks Relating to the Mergers, the Payments Sale and the Combined Company Following the Mergers
The CommerceOne Merger Consideration and Green Dot Merger Consideration to be received by CommerceOne stockholders and Green Dot stockholders, respectively, is fixed (subject to limited exceptions) and will not be adjusted for changes affecting CommerceOne and Green Dot.
Upon the terms and subject to the conditions set forth in the Merger Agreement, at the First Effective Time, (i) each share of CommerceOne Common Stock issued and outstanding immediately prior to the First Effective Time (other than certain excluded shares held by Green Dot, CommerceOne or New CommerceOne and CommerceOne Dissenting Shares) will be converted into one (1) share of New CommerceOne Common Stock and (ii) each share of Green Dot Common Stock issued and outstanding immediately prior to the First Effective Time (other than certain excluded shares held by Green Dot, CommerceOne or New CommerceOne and Green Dot Dissenting Shares) will be converted into 0.2215 shares of New CommerceOne Common Stock and $8.11 in cash, without interest and subject to any required tax withholding. Subject to limited exceptions, these exchange ratios are fixed and will not be adjusted for changes affecting CommerceOne or Green Dot, including for changes in the value or market price of CommerceOne Common Stock or Green Dot Common Stock. Such changes may affect the value of New CommerceOne Common Stock that holders of CommerceOne Common Stock and holders of Green Dot Common Stock will receive in the Mergers. Neither CommerceOne nor Green Dot is permitted to terminate the Merger Agreement as a result of any increase or decrease in the value or market price of CommerceOne Common Stock or Green Dot Common Stock in and of itself.
The value or market price of shares of CommerceOne Common Stock, Green Dot Common Stock, or New CommerceOne Common Stock may change as a result of a variety of factors, including general market and economic conditions, changes in CommerceOne’s and Green Dot’s businesses, operations and prospects, the performance of peer companies and other financial companies, volatility in the prices of securities in global financial markets, including the market prices of CommerceOne, Green Dot and other banking companies, the effects of pandemics, government policies (including the imposition of tariffs and retaliatory responses), severe weather events, natural disasters such as earthquakes and wildfires and changes in regulatory factors and tax laws, many of which are beyond CommerceOne’s and Green Dot’s control. Therefore, at the time of the CommerceOne Special Meeting and the Green Dot Special Meeting, CommerceOne stockholders and Green Dot stockholders will not know the market value of the merger consideration that CommerceOne stockholders and

Green Dot stockholders will receive at the First Effective Time. You should obtain current market quotations for shares of Green Dot Common Stock (NYSE: GDOT). CommerceOne is a private company and there is no established public trading market for CommerceOne Common Stock.
There has been no public market for CommerceOne Common Stock and the lack of a public market may make it more difficult to determine the fair value of CommerceOne Common Stock than if there were such a public market.
The outstanding shares of CommerceOne Common Stock are privately held and are not traded on any public market. The lack of a public market may make it more difficult to determine the fair value of shares of CommerceOne Common Stock than if the outstanding shares of CommerceOne Common Stock were traded publicly. The consideration to be paid to CommerceOne stockholders in the Mergers was determined based on negotiations between the parties to the Merger Agreement and likewise may not be indicative of the price at which the outstanding shares of CommerceOne Common Stock may have traded on a public market.
Additionally, we cannot assure you that, following the Mergers and the Payments Sale, the market price of New CommerceOne Common Stock will equal or exceed what the combined price of CommerceOne Common Stock and Green Dot Common Stock would have been in the absence of the Mergers and the Payments Sale. It is possible that after the Mergers and the Payments Sale, the combined equity value of New CommerceOne will be less than the combined equity value of CommerceOne Common Stock and Green Dot Common Stock before the Mergers and the Payments Sale.
Further, if existing CommerceOne stockholders and Green Dot stockholders sell, or indicate an intention to sell, substantial amounts of New CommerceOne Common Stock in the public market after the Mergers, then the trading price of the New CommerceOne Common Stock could decline.
The market price of New CommerceOne Common Stock after the Mergers may be affected by factors different from those affecting the shares of CommerceOne Common Stock or Green Dot Common Stock currently.
As a result of the Mergers, holders of CommerceOne Common Stock and holders of Green Dot Common Stock will become holders of New CommerceOne Common Stock. In addition, pursuant to the Separation Agreement, Green Dot will, among other things, sell Green Dot and its non-bank financial technology and related assets and operations to Payments Buyer (excluding Green Dot Bank). The value of New CommerceOne Common Stock that CommerceOne stockholders and Green Dot stockholders will receive in the Mergers will reflect the combination of CommerceOne and Green Dot Bank and will not include the value of the Green Dot’s non-bank financial technology and related assets and operations as the market price of Green Dot Common Stock currently does. CommerceOne’s business differs from that of Green Dot Bank and certain adjustments will be made to the Combined Company’s business as a result of the Mergers. The results of operations of the Combined Company and the market price of New CommerceOne Common Stock after the completion of the Mergers may be affected by factors different from those currently affecting the independent results of operations of each of CommerceOne and Green Dot. For a discussion of the business of Green Dot and of certain factors to consider in connection with its business, see the documents incorporated by reference in this proxy statement/prospectus. For a discussion of the business of CommerceOne and of certain factors to consider in connection with its business, please review this proxy statement/prospectus, including the sections entitled “Information About the Companies—CommerceOne Financial Corporation,” “CommerceOne Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “—Risks Relating to CommerceOne’s Business.”
An investment in New CommerceOne Common Stock is not an insured deposit.
An investment in New CommerceOne Common Stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in New CommerceOne Common Stock is inherently risky for the reasons described herein and is subject to the same market forces that affect the price of common stock in any company. As a result, an investor may lose some or all of their investment in New CommerceOne Common Stock.

The fairness opinions delivered by Performance Trust Capital Partners, LLC and Citigroup Global Markets Inc., respectively, to CommerceOne’s and Green Dot’s respective boards of directors in connection with the Merger Agreement will not reflect any changes in circumstances that may have occurred since the date of such opinion.
Each of the opinions of CommerceOne’s and Green Dot’s financial advisors was delivered on, and dated, November 23, 2025. Changes in the operations and prospects of CommerceOne or Green Dot, general market and economic conditions and other factors which may be beyond the control of CommerceOne and Green Dot, and on which CommerceOne’s and Green Dot’s financial advisors’ opinions were based, may have altered the value of CommerceOne or Green Dot or the prices of shares of CommerceOne Common Stock and Green Dot Common Stock as of the date of this proxy statement/prospectus or may alter such values and prices by the First Effective Time. The opinions do not speak as of the time the Mergers will be completed or as of any other date other than, as to any opinion, the date of such opinion. Because CommerceOne and Green Dot do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the CommerceOne Merger Consideration and the Green Dot Merger Consideration, as applicable, from a financial point of view as of the date of this proxy statement/prospectus or at the time the Mergers will be completed. The CommerceOne Board’s recommendation that CommerceOne stockholders vote “FOR” each of the proposals to be considered at the CommerceOne Special Meeting, and the Green Dot Board’s recommendation that Green Dot stockholders vote “FOR” each of the proposals to be considered at the Green Dot Special Meeting, however, are made as of the date of this proxy statement/prospectus. As a result, the CommerceOne Board and the Green Dot Board will not have the benefit of updated fairness opinions when considering the impact of subsequent events on their respective recommendations to stockholders. For a description of the opinions that CommerceOne and Green Dot received from their respective financial advisors, see the sections titled “The Mergers—Opinion of CommerceOne’s Financial Advisor” and “The Mergers—Opinion of Green Dot’s Financial Advisor.”
CommerceOne and Green Dot are expected to incur substantial costs related to the Mergers and the Payments Sale, and these costs may be greater than anticipated due to unexpected events.
CommerceOne and Green Dot have incurred and expect to incur a number of significant non-recurring costs associated with the Mergers and the Payments Sale. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are shared by or payable by either CommerceOne or Green Dot. If the Mergers are not completed, CommerceOne and Green Dot would have to pay these expenses without realizing the expected benefits of the Mergers.
In addition, the Combined Company will incur integration costs following the completion of the Mergers as CommerceOne and Green Dot Bank integrate their businesses. CommerceOne and Green Dot Bank, prior to the Mergers, and the Combined Company, following the Mergers, may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies and procedures that may need to be integrated. While CommerceOne and Green Dot Bank have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the Combined Company taking charges against earnings following the completion of the Mergers, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.
Combining CommerceOne and Green Dot Bank may be more difficult, costly or time-consuming than expected, and New CommerceOne may fail to realize the anticipated benefits of the Mergers.
The success of the Mergers will depend, in part, on the ability to realize the anticipated benefits from the Mergers. To realize the anticipated benefits from the Mergers, New CommerceOne must successfully integrate Green Dot Bank without adversely affecting current revenues and future growth. If New CommerceOne is not able to successfully achieve these objectives, the anticipated benefits of the Mergers may not be realized fully or at all or may take longer to realize than expected. In addition, the actual benefits of the Mergers could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of the Mergers and the other transactions contemplated by the Merger Agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the New CommerceOne following the completion of the Mergers, which may adversely affect the value of New CommerceOne Common Stock following the completion of the Mergers.
CommerceOne and Green Dot Bank have operated and, until the First Effective Time, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the Mergers. Integration efforts between the companies may also divert management attention and resources. These integration matters could have an adverse effect on each of CommerceOne and Green Dot Bank during this transition period and for an undetermined period after completion of the Mergers on New CommerceOne.
Furthermore, the board of directors and executive leadership of New CommerceOne will consist of former directors and executive officers from each of CommerceOne and Green Dot. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.
The future results of the Combined Company following the completion of the Mergers may suffer if the Combined Company does not effectively manage its expanded operations.
Following the Mergers, the business of the Combined Company will increase beyond the current size of CommerceOne’s business. The Combined Company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs, regulatory requirements and complexity. The Combined Company may also face increased scrutiny from governmental entities as a result of the increased size and complexity of its business. There can be no assurances that the Combined Company will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the Mergers.
The Combined Company may be unable to provide the same types and level of resources to Green Dot Bank that historically have been provided by Green Dot’s non-bank financial technology and related assets and operations.
Green Dot Bank has historically acted as the issuing bank for a substantial majority of Green Dot’s financial technology products and services and has benefited from its extensive network of offerings. As contemplated by the Merger Agreement and the Separation Agreement, Green Dot Bank will become part of New CommerceOne, and Green Dot and its non-bank financial technology and related assets and operations will be purchased by Payments Buyer. Green Dot Bank and Payments Buyer have agreed to enter into an exclusive seven-year Master Services Agreement pursuant to which Green Dot Bank will serve as Payments Buyer’s exclusive issuing bank for certain services, but there can be no assurance that, upon its expiration, Green Dot Bank will be able to renew the Master Services Agreement or renew such agreement on similarly favorable terms, or will realize the benefits as contemplated by New CommerceOne, CommerceOne and Green Dot Bank. Additionally, during the period of the Master Services Agreement, Green Dot Bank’s business, financial condition and results of operations may be adversely affected if Payments Buyer is unable to efficiently operate Green Dot’s non-bank financial technology and related assets and operations. If the Combined Company is not able to replace Green Dot’s network of financial technology products and service offerings or is unable to replace them without incurring significant additional costs or is delayed in replacing them, New CommerceOne’s results of operations may be negatively impacted.
The business, financial condition and results of operations of the Combined Company may be adversely affected following the Mergers if it cannot negotiate terms that are as favorable as those Green Dot Bank previously received as part of Green Dot.
Green Dot Bank has received benefits from being part of Green Dot and has benefited from Green Dot’s extensive business relationships, including those associated with Green Dot’s non-bank financial technology business. Following the Mergers, Green Dot Bank will be an indirect, wholly-owned subsidiary of New CommerceOne, and the Combined Company will not be able to utilize all of Green Dot’s non-bank financial technology business relationships. It is possible as a result of routine renegotiations of terms in the ordinary course of business that the Combined Company may not be able to negotiate terms as favorable as those Green Dot had received previously for one or more contracts, and in the aggregate the loss or renegotiation of contracts in connection with the foregoing could materially adversely affect the Combined Company’s business, financial condition and results of operations following the completion of the Mergers.
The Combined Company may be unable to retain CommerceOne and Green Dot Bank personnel successfully.
The success of the Mergers and the Payments Sale will depend in part on the Combined Company’s ability to retain the talent and dedication of key employees currently employed by CommerceOne and Green Dot Bank and the employees who will be transferred to Payments Buyer in connection with the Payments Sale. It is possible that these employees may decide not to remain with CommerceOne or Green Dot, as applicable, while the Mergers are pending or with the Combined Company or Payments Buyer after the completion of the Mergers. If the Combined Company is unable to attract or retain key employees, including management, who are critical to the future operations of the companies, the Combined Company could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the completion of the Mergers, if key employees terminate their employment, the Combined Company’s or Payments Buyer’s business activities may be adversely affected, which may cause the Combined Company’s business to suffer, and there is no assurance that the Combined Company or Payments Buyer will be able to locate or retain suitable replacements for any such key employees who leave.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the Combined Company following the Mergers.
Before the Mergers and the Payments Sale may be completed, various approvals, consents and non-objections must be obtained from the Federal Reserve Board, the UDFI, the ASBD and various other bank regulatory, antitrust, and other authorities in the United States. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under the section entitled “The Mergers—Regulatory Approvals.” These approvals could be delayed or not obtained at all, including due to an adverse development in either party’s regulatory standing or in any other factors considered by regulators when granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally. Some recent transactions comparable to the Mergers and the Payments Sale have encountered lengthy delays, and the Mergers and the Payments Sale may be subject to similar delays in obtaining its required approvals.
The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the Combined Company’s business or require changes to the terms of the transactions contemplated by the Merger Agreement and the Separation Agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the Merger Agreement and the Separation Agreement, imposing additional material costs on or materially limiting the revenues of the Combined Company following the Mergers or otherwise reducing the anticipated benefits of the Mergers and the Payments Sale if the Mergers were consummated successfully within the expected time frame. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Mergers or the Payments Sale, despite the parties’ to the Merger Agreement and the Separation Agreement’s commitments to use their reasonable best efforts to comply with conditions imposed by regulators. Under the terms of the Merger Agreement, neither CommerceOne nor Green Dot will be required to take actions or agree to conditions that would reasonably be expected to have a material burdensome condition on the Combined Company, and CommerceOne is not permitted without the prior written consent of Green Dot, to propose, negotiate, offer to commit and effect to take any action or agree to any conditions with respect to Green Dot’s non-bank financial technology and related assets and operations. Additionally, the completion of the Mergers and the Payments Sale are conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the Merger Agreement and the Separation Agreement.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations of the Combined Company after the Mergers may differ materially.
The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative information purposes only and is not necessarily, and should not be assumed to be, indicative of what the Combined Company’s actual financial condition or results of operations would have been had the Mergers been completed on the dates indicated or that may be achieved in the future. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the CommerceOne identifiable assets acquired and liabilities assumed at fair value. The merger consideration value allocation reflected in this document is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of CommerceOne as of the date of the completion of the Mergers. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing unaudited pro forma condensed combined financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Certain of CommerceOne’s and Green Dot’s directors and executive officers may have interests in the Mergers and the Payments Sale that may differ from, or are in addition to, the interests of CommerceOne stockholders and Green Dot stockholders.
CommerceOne stockholders and Green Dot stockholders should be aware that some of CommerceOne’s and Green Dot’s directors and executive officers may have interests in the Mergers and the Payments Sale and have arrangements that are different from, or in addition to, those of CommerceOne stockholders and Green Dot stockholders, respectively. See the sections entitled “The Mergers—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale” and “The Mergers—Interests of CommerceOne Directors and Executive Officers in the Mergers.” These interests and arrangements may create potential conflicts of interest. The CommerceOne Board and the Green Dot Board were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the Merger Agreement and, in the case of the Green Dot Board, the Separation Agreement, and in recommending, as applicable, that their respective companies’ stockholders vote to approve or adopt the Merger Agreement, the transactions contemplated by the Separation Agreement, the Green Dot Compensation Proposal and the approval of New CommerceOne’s 2026 Equity Incentive Plan.
For example, Bill I. Smith, a director of CommerceOne, indirectly owns and manages Payments Buyer, which will acquire Green Dot and its non-bank financial technology and related assets and operations pursuant to the Separation Agreement, and pursuant to the Equity Commitment Letter, entities affiliated with Mr. Smith have agreed to invest in Payments Buyer, as described in the sections entitled “The Separation Agreement” and “Certain Relationships and Related Party Transactions—The Separation Agreement.” As a result, Mr. Smith’s interests in the Mergers and the Payments Sale may be different from, or in addition to, those of CommerceOne stockholders and Green Dot stockholders. In addition, the Separation Agreement contemplates that the Combined Company and Payments Buyer will enter into an exclusive seven-year Master Services Agreement pursuant to which Green Dot Bank will serve as Payments Buyer’s exclusive issuing bank for certain services. Following the consummation of the Mergers and Payments Sale, Mr. Smith’s relationship with Payments Buyer may create a potential conflict of interest with respect to the provision of services by Green Dot Bank to Payments Buyer pursuant to the Master Services Agreement, which could result in actions or inactions by the Combined Company, Green Dot Bank, or Payments Buyer that are materially adverse to the Combined Company’s business or results of operations.
If the requisite approval of CommerceOne stockholders or Green Dot stockholders is not obtained, or other conditions to the closing of the Mergers or the transactions that are contemplated by the Separation Agreement are not met, the Merger Agreement may be terminated in accordance with its terms and the Mergers may not be completed.
The Merger Agreement and Separation Agreement provide for a number of conditions that must be satisfied (or waived) in order to complete the Mergers and the Payments Sale.
The completion of the Mergers is subject to the satisfaction or waiver of certain closing conditions, including (a) the approval of the CommerceOne Merger Proposal by the requisite vote of CommerceOne stockholders and approval of the Green Dot Merger Proposal and Green Dot Separation Proposal by the requisite vote of Green Dot stockholders, (b) the authorization for listing on the NYSE of the shares of New CommerceOne Common Stock to be issued in the Mergers, (c) the receipt of the requisite regulatory approvals, including from the Federal Reserve Board, the UDFI and the ASBD, and no such regulatory approval having resulted in a material burdensome condition, (d) the effectiveness of this registration statement on Form S-4 to be filed with the SEC by New CommerceOne in connection with the transactions contemplated by the Merger Agreement, (e) the absence of any order, injunction, decree or other legal restraint preventing the completion of the transactions contemplated by the Merger Agreement or any law making the completion thereof illegal and (f) satisfaction or waiver of the closing conditions set forth in the Separation Agreement with certain exceptions described in the Merger Agreement.
The obligation to complete the Mergers is also subject to certain additional conditions, including (a) subject to certain materiality thresholds, the accuracy of the representations and warranties of Green Dot, in the case of the CommerceOne Parties, and of the CommerceOne Parties, in the case of Green Dot, (b) performance in all material respects by Green Dot, in the case of the CommerceOne Parties, and by the CommerceOne Parties, in the case of Green Dot, of their respective obligations, covenants and agreements required to be performed by it under the Merger Agreement and (c) in the case of the CommerceOne Parties, the funding by Payments Buyer of the purchase price in accordance with the terms of the Separation Agreement.
The completion of the transactions contemplated by the Separation Agreement are subject to the satisfaction or waiver of certain closing conditions, including (a) the waiting period applicable to the consummation of the Separation Closing under the HSR Act having expired or been terminated, (b) the absence of any order, injunction, decree or other legal restraint preventing the completion of the transactions contemplated by the Separation Agreement or any law making the completion thereof illegal, (c) satisfaction or waiver of the closing conditions set forth in the Merger Agreement with certain exceptions described in the Merger Agreement, and (d) approval of the Green Dot Separation Proposal by the requisite vote of Green Dot stockholders.
The obligation to complete the Mergers is also subject to certain additional conditions, including (a) subject to certain materiality thresholds, the accuracy of the representations and warranties of Green Dot, in the case of Payments Buyer, and of the Payments Buyer, in the case of Green Dot, (b) performance in all material respects by Green Dot, in the case of Payments Buyer, and by Payments Buyer, in the case of Green Dot, of their respective obligations, covenants and agreements required to be performed by it under the Separation Agreement and (c) in the case of the Payments Purchaser, the absence of a Business Material Adverse Effect (as defined in the Separation Agreement).
These conditions to the closing of the Mergers and the transactions contemplated by the Separation Agreement may not be fulfilled in a timely manner or at all, and, accordingly, the Mergers may not be completed. In addition, CommerceOne and Green Dot can mutually decide to terminate the Merger Agreement, and Payments Buyer and Green Dot can mutually decide to terminate the Separation Agreement, at any time, before or after receipt of the requisite CommerceOne stockholder approval and the requisite Green Dot stockholder approval.
Failure to complete the Mergers could negatively impact CommerceOne or Green Dot.
If the Mergers are not completed for any reason, including as a result of either CommerceOne stockholders failing to approve the CommerceOne Merger Proposal or Green Dot stockholders failing to approve the Green Dot Merger Proposal or the Green Dot Separation Proposal, there may be various adverse consequences and CommerceOne or Green Dot may experience negative reactions from the financial markets and from their respective customers and employees. For example, CommerceOne’s or Green Dot’s respective businesses may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Mergers and other transactions contemplated by the Merger Agreement and the Separation Agreement, without realizing any of the anticipated benefits of completing the Mergers and such other transactions. Additionally, if the Merger Agreement (or the Separation Agreement) is terminated, the market price of Green Dot Common Stock could decline, including to the extent that current market prices reflect a market presumption that the Mergers will be completed. CommerceOne or Green Dot could also be subject to litigation or proceedings related to any failure to complete the Mergers. If the Merger Agreement is terminated under certain circumstances, Green Dot or CommerceOne may be required to pay a termination fee of $27.0 million or a reverse termination fee of $3.5 million, respectively, to the other party.

Additionally, each of CommerceOne and Green Dot has incurred and will incur substantial expenses in connection with the completion of the transactions contemplated by the Merger Agreement and the Separation Agreement, as well as the costs and expenses of preparing, filing, printing and mailing this proxy statement/prospectus, and all filing and other fees paid in connection with the Mergers. If the Mergers are not completed, CommerceOne and Green Dot would have to pay these expenses without realizing the expected benefits of the Mergers.
In connection with the Mergers, the Combined Company will assume or continue to be responsible for CommerceOne’s and Green Dot Bank’s outstanding debt obligations. The Combined Company’s level of indebtedness following the completion of the Mergers could adversely affect the Combined Company’s ability to raise additional capital or to meet its obligations.
Upon the closing of the Mergers, the Combined Company will assume or continue to be responsible for the outstanding indebtedness of CommerceOne and the outstanding indebtedness of Green Dot Bank. In connection with the Mergers, CommerceOne has issued $25 million of subordinated debt and expects to issue approximately $40 million of additional subordinated debt, in one or more offerings, for general corporate purposes, including, without limitation, to fund strategic opportunities, future growth, and for investment in, or capital contributions to, CommerceOne Bank. CommerceOne has not entered into any binding commitment relating to such additional subordinated debt financing, and there can be no assurance that such financing will be available on favorable terms, or at all, and, if CommerceOne does issue such additional subordinated debt, it may ultimately issue more or less than $40 million of such debt. This proxy statement/prospectus is not an offer to sell or a solicitation of an offer to buy any such debt securities. The Combined Company’s debt, together with any future incurrence of additional indebtedness, could have important consequences for the Combined Company’s creditors and the Combined Company’s stockholders. For example, it could:
•	limit the Combined Company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
•	restrict the Combined Company from making strategic acquisitions or cause the Combined Company to make non-strategic divestitures;
•	restrict the Combined Company from paying dividends to its stockholders;
•	increase the Combined Company’s vulnerability to general economic and industry conditions; and
•
require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the Combined Company’s indebtedness, thereby reducing the Combined Company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

Green Dot and Green Dot Bank entered into a consent order in July 2024 with the Federal Reserve Board.
In July 2024, Green Dot and Green Dot Bank entered into a consent order, including a $44 million civil money penalty, with the Federal Reserve Board relating principally to various aspects of compliance risk management, including consumer compliance and compliance with anti-money laundering regulations (the “Consent Order”). As a result, Green Dot Bank is expected to be subject to continued heightened oversight of its compliance and other risk management capabilities until the Consent Order is lifted, including after consummation of the Mergers and Payments Sale. The Combined Company is expected to provide significant managerial attention and financial resources to enhance Green Dot Bank’s anti-money laundering systems and implement any additional necessary remediation efforts. Remediation efforts with respect to the Consent Order could lead to significant costs which may adversely impact the Combined Company’s financial condition and results of operations. Further, there can be no assurances that such remediation efforts will be successful, and the Combined Company may be subject to additional regulatory action in connection with the Consent Order that could have a material adverse effect on its business, results of operations and financial condition.
CommerceOne and Green Dot will be subject to business uncertainties and contractual restrictions in the Merger Agreement, and in the case of Green Dot, the Separation Agreement, while the Mergers are pending.
Uncertainty about the effect of the Mergers and the Payments Sale on employees and customers may have an adverse effect on CommerceOne or Green Dot. These uncertainties may impair CommerceOne’s or Green Dot’s ability to attract, retain and motivate key personnel until the Mergers are completed, and could cause customers and others that deal with CommerceOne or Green Dot to seek to change existing business relationships with CommerceOne or Green Dot. Subject to certain exceptions, CommerceOne has agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions, including actions that may adversely affect its ability to consummate the transactions contemplated by the Merger Agreement on a timely basis, without the consent of Green Dot until the Mergers are completed. Subject to certain exceptions, Green Dot has agreed to (a) operate its business in the ordinary course in all material respects and to refrain from taking certain actions, including actions that may adversely affect its ability to consummate the transactions contemplated by the Merger Agreement and the Separation Agreement on a timely basis, and (b) operate its non-bank financial technology business in the ordinary course in all material respects and to refrain from taking certain actions, including actions that may adversely affect its ability to consummate the transactions contemplated by the Merger Agreement and the Separation Agreement on a timely basis, without the consent of CommerceOne and Payments Buyer, respectively, until the Mergers and the Payments Sale, respectively, are completed. These restrictions may prevent CommerceOne or Green Dot from pursuing attractive business opportunities that may arise prior to the completion of the Mergers.
The announcement of the proposed Mergers and Payments Sale could disrupt CommerceOne’s and Green Dot’s relationships with their employees, customers, suppliers, business partners and others, as well as their operating results and business generally.
Whether or not the mergers are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks arising from the announcement of the Mergers and Payments Sale on CommerceOne’s and Green Dot’s businesses include the following:
•	their employees may experience uncertainty about their future roles, which might adversely affect CommerceOne’s and Green Dot’s ability to retain and hire key personnel and other employees;
•
customers, suppliers, business partners and other parties with which CommerceOne and Green Dot maintain business relationships may experience uncertainty about their future and seek alternative relationships with third parties, seek to alter their business relationships with CommerceOne and Green Dot or fail to extend existing relationships with CommerceOne and Green Dot; and

•	CommerceOne and Green Dot have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed mergers.
If any of the aforementioned risks were to materialize, they could lead to significant costs or lost opportunities which may impact each party’s results of operations and financial condition.
The Merger Agreement limits each of CommerceOne’s and Green Dot’s ability to pursue alternatives to the Mergers and may discourage other companies from trying to acquire CommerceOne or Green Dot.
The Merger Agreement contains “no shop” covenants that restrict each of CommerceOne’s and Green Dot’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or, subject to certain exceptions generally related to the exercise of fiduciary duties by each respective board of directors, engage in any negotiations concerning or provide any confidential or nonpublic information or data relating to, any Acquisition Proposals, or, during the term of the Merger Agreement, approve or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement relating to any acquisition proposal. These provisions, in addition to a $27.0 million termination fee and $3.5 million reverse termination fee payable by Green Dot and CommerceOne, respectively, under certain circumstances, including certain circumstances involving the entry into a definitive agreement or consummation of a transaction with respect to an Acquisition Proposal by Green Dot or CommerceOne during the twelve-month period following the termination of the Merger Agreement, and changes in the recommendation of either the Green Dot Board or CommerceOne Board, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of CommerceOne or Green Dot from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share price to CommerceOne stockholders or Green Dot stockholders than what is contemplated in the Merger Agreement, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire CommerceOne or Green Dot than it might otherwise have proposed to pay.

The shares of New CommerceOne Common Stock to be received by CommerceOne stockholders and Green Dot stockholders as a result of the Mergers will have different rights from the shares of CommerceOne Common Stock and Green Dot Common Stock.
Upon completion of the Mergers, CommerceOne stockholders and Green Dot stockholders will become New CommerceOne stockholders and their rights as stockholders will be governed by Delaware law and the governing documents of New CommerceOne. The rights associated with CommerceOne Common Stock and Green Dot Common Stock are different from the rights associated with New CommerceOne Common Stock. See the section entitled “Comparison of the Rights of Combined Company Stockholders, CommerceOne Stockholders and Green Dot Stockholders” for more information. In addition, the rights of stockholders under Alabama law, where CommerceOne is organized, may differ from the rights of stockholders under Delaware law, where New CommerceOne is organized.
For example, the New CommerceOne Charter and the New CommerceOne Bylaws, which will govern the Combined Company upon the completion of the Mergers, provide that, unless New CommerceOne consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action, suit or proceeding brought on the Combined Company’s behalf; any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of the Combined Company’s directors, officers or stockholders to the Combined Company or to the Combined Company’s stockholders; any action, suit or proceeding asserting a claim arising pursuant to the DGCL, the New CommerceOne Charter or the New CommerceOne Bylaws (as either may be amended from time to time); or any action, suit or proceeding asserting a claim against the Combined Company that is governed by the internal affairs doctrine. As a result, with certain exceptions, actions brought by any of the Combined Company’s stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction. The New CommerceOne Charter and the New CommerceOne Bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against the Combined Company or any defendant arising under the Securities Act. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or any of the Combined Company’s directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over claims arising under the Securities Act. Accordingly, both state and federal courts have jurisdiction to entertain such claims. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, New CommerceOne would expect to assert the validity and enforceability of the exclusive forum provisions of its amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. For more information, see the section entitled “Description of Capital Stock of the Combined Company—Anti-Takeover Provisions—Charter and Bylaws—Choice of Forum.”
Each CommerceOne stockholder will have a substantially reduced ownership and voting interest, and each Green Dot stockholder will have a reduced ownership and voting interest, in the Combined Company after the consummation of the Mergers relative to the holder’s interest in CommerceOne or Green Dot individually, as applicable, prior to the consummation of the Mergers.
CommerceOne stockholders and Green Dot stockholders currently have the right to vote in the election of the board of directors and on other matters affecting CommerceOne and Green Dot, respectively. When the Mergers are completed, each CommerceOne stockholder will become a stockholder of New CommerceOne, with a percentage ownership of New CommerceOne Common Stock that is substantially smaller than the holder’s percentage ownership of CommerceOne Common Stock prior to the consummation of the Mergers. When the Mergers are completed, each Green Dot stockholder will become a stockholder of New CommerceOne, with a percentage ownership of New CommerceOne Common Stock that is smaller than the holder’s percentage ownership of Green Dot Common Stock prior to the consummation of the Mergers. Based on the number of shares of CommerceOne Common Stock and Green Dot Common Stock outstanding as of the close of business on the respective record date, and based on the number of shares of New CommerceOne Common Stock expected to be issued in the Mergers, the former holders of CommerceOne Common Stock, as a group, are estimated to own approximately twenty-eight percent (28%) of the outstanding shares of New CommerceOne Common Stock immediately after the Mergers, and the former holders of Green Dot Common Stock, as a group, are estimated to own approximately seventy-two percent (72%) of the outstanding shares of New CommerceOne Common Stock immediately after the Mergers. Because of this, holders of CommerceOne Common Stock may have less influence on the management and policies of New CommerceOne than they now have on the management and policies of CommerceOne, and holders of Green Dot Common Stock may have less influence on the management and policies of New CommerceOne than they now have on the management and policies of Green Dot.
In addition, holders of CommerceOne Stock Options and CommerceOne Warrants may exercise their respective rights to purchase shares of CommerceOne Common Stock, and, following the conversion (as described below) at the First Effective Time, of New CommerceOne Common Stock, which would result in the dilution of current CommerceOne and Green Dot stockholders’ proportionate ownership interests in New CommerceOne. As of May 5, 2026, CommerceOne has issued options to purchase an aggregate of 313,500 shares of CommerceOne Common Stock at a weighted-average exercise price of $10.63 per share and warrants to purchase an aggregate of 526,250 shares of CommerceOne Common Stock at a weighted-average exercise price of $10.00 per share. At the First Effective Time, each outstanding CommerceOne Stock Option will cease to represent an option to purchase shares of CommerceOne Common Stock and will be converted into an option to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Stock Option immediately prior to the First Effective Time, at an exercise price equal to the exercise price per share of CommerceOne Common Stock of such CommerceOne Stock Option immediately prior to the First Effective Time. At the First Effective Time, each outstanding CommerceOne Warrant will cease to represent a warrant to purchase shares of CommerceOne Common Stock and will be converted into a warrant to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Warrant immediately prior to the First Effective Time, at an exercise price equal to the exercise price per share of CommerceOne Common Stock of such CommerceOne Warrant immediately prior to the First Effective Time. As of May 5, 2026, Green Dot does not have any warrants and options outstanding.
Following the Mergers, an active trading market for the New CommerceOne Common Stock may not be sustained and the stockholders may not be able to resell their shares of New CommerceOne Common Stock for a profit.
Prior to the Mergers, there had been no public market for CommerceOne Common Stock. Although Green Dot Common Stock is currently listed on the NYSE, and New CommerceOne Common Stock is intended to be listed on the NYSE, there can be no assurances that New CommerceOne Common Stock will be listed on the NYSE or, if it is listed on the NYSE, that it will continue to be listed on the NYSE, or that an active trading market for New CommerceOne Common Stock will develop or be sustained. If an active market for New CommerceOne Common Stock is not sustained or does not otherwise develop, it may be difficult for its stockholders to sell their shares of New CommerceOne Common Stock at an attractive price or at all.
CommerceOne stockholders and Green Dot stockholders will have dissenters’ rights or appraisal rights in connection with the Mergers to be voted on at the CommerceOne Special Meeting and Green Dot Special Meeting, respectively.
Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable stockholders to dissent from extraordinary transactions, such as the Mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.
Under Section 10A-2A-13.02 of the Alabama Business and Nonprofit Entities Code, a stockholder generally is entitled to appraisal rights and to obtain payment of the fair value of the stockholder’s shares in connection with certain corporate actions, including a merger for which stockholder approval is required under Section 10A-2A-11.04. Because the Mergers require the approval of CommerceOne stockholders under Section 10A-2A-11.04 and no exceptions apply, appraisal rights are available to CommerceOne stockholders in connection with the Mergers or other matters to be voted on at the CommerceOne Special Meeting.
Pursuant to the ABCL, a CommerceOne stockholder who perfects dissenters’ rights is entitled to receive payment in cash of the value of each share of CommerceOne Common Stock held by such stockholder. The value of the share of CommerceOne Common Stock, as determined in accordance with the ABCL, may be less than the value of a share of the New CommerceOne Common Stock such stockholder would otherwise receive pursuant to the Merger Agreement. See “The Merger—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 176.
If the Green Dot Merger is consummated, persons who do not wish to accept the Green Dot Merger Consideration are entitled to seek appraisal of their shares of Green Dot Common Stock under Section 262 of the DGCL and, if all procedures described in Section 262 of the DGCL are strictly complied with, to receive payment in cash for the fair value of their shares of Green Dot Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Green Dot Merger, as determined by the Court of Chancery of the State of Delaware (the “Delaware Court”), together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” of your shares of Green Dot Common Stock as determined by the Delaware Court may be more or less than, or the same as, the Green Dot Merger Consideration that you are otherwise entitled to receive under the Merger Agreement. These rights are known as “appraisal rights.” This proxy statement/prospectus serves as a notice of such appraisal rights pursuant to Section 262 of the DGCL.
Persons who exercise appraisal rights under Section 262 of the DGCL will not receive the Green Dot Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. They will receive an amount determined to be the “fair value” of their shares of Green Dot Common Stock following petition to, and an appraisal by, the Delaware Court. Persons considering seeking appraisal should recognize that the fair value of their shares of Green Dot Common Stock determined under Section 262 of the DGCL could be more than, the same as or less than the Green Dot Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. Strict compliance with the procedures set forth in Section 262 of the DGCL is required. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the withdrawal, loss or waiver of appraisal rights. Consequently, and in view of the complexity of the provisions of Section 262 of the DGCL, persons wishing to exercise appraisal rights are urged to consult their legal and financial advisors before attempting to exercise such rights.
A holder of record or a beneficial owner of shares of Green Dot Common Stock who (1) continuously holds such shares through the First Effective Time, (2) has not voted in favor of or otherwise consented to the adoption of the Merger Agreement in writing or otherwise withdrawn, lost or waived appraisal rights (but failure to vote against the adoption of the Merger Agreement, alone, will not constitute a waiver of appraisal rights), (3) strictly complies with the procedures under Section 262 of the DGCL, (4) does not thereafter withdraw his, her or its demand for appraisal of such shares and (5) in the case of a beneficial owner, is a person who (a) reasonably identifies in his, her or its demand the holder of record of the shares for which the demand is made, (b) provides documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (c) provides an address at which such beneficial owner consents to receive notices given by Green Dot and to be set forth on the Chancery List (as defined in the section of this proxy statement/prospectus entitled “The Mergers—Appraisal or Dissenters’ Rights in Connection with the Mergers”), will be entitled to receive the fair value of his, her or its shares of Green Dot Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Green Dot Merger, as determined by the Delaware Court, together with interest, if any, to be paid upon the amount determined to be the fair value. Voting in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the Merger Agreement, will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.
A copy of Section 262 of the DGCL is attached to the accompanying proxy statement/prospectus as Annex L and may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL and any amendments thereto after the date of this proxy statement/prospectus. Any person who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal and financial advisors before electing or attempting to exercise such rights. For more information, please see the section of this proxy statement/prospectus entitled “The Mergers—Appraisal or Dissenters’ Rights in Connection with the Mergers.”

Pursuant to the DGCL, a Green Dot stockholder who perfects dissenters’ rights is entitled to receive payment in cash of the value of each share of Green Dot Common Stock held by such stockholder. The value of the share of Green Dot Common Stock, as determined in accordance with the DGCL, may be less than the value of a share of the New CommerceOne Common Stock such stockholder would otherwise receive pursuant to the Merger Agreement. See “The Merger—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 176.
Stockholder litigation related to the Mergers or the transactions contemplated by the Separation Agreement could prevent or delay the completion of the Mergers, result in the payment of damages or otherwise negatively impact the business and operations of CommerceOne and Green Dot.
Stockholders of CommerceOne or Green Dot may file lawsuits against New CommerceOne, CommerceOne, Green Dot and their directors or officers in connection with the Mergers or the other transactions contemplated by the Merger Agreement and the Separation Agreement. Although New CommerceOne, CommerceOne and Green Dot are not aware of any pending or threatened lawsuits relating to the Mergers or any of the transactions contemplated by the Merger Agreement or the Separation Agreement as of the date of this proxy statement/prospectus, lawsuits arising out of the Mergers or any of the transactions contemplated by the Merger Agreement or the Separation Agreement could be filed in the future. For example, as of the date of this proxy statement/prospectus, Green Dot has received demand letters from purported stockholders of Green Dot, alleging deficiencies and/or omissions of certain allegedly material information in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The demand letters seek additional disclosures to remedy these purported deficiencies. One of the conditions to the Closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement be in effect. There is a similar condition to the Separation Closing in respect of the Separation Agreement. If any plaintiff were successful in obtaining an injunction prohibiting CommerceOne or Green Dot defendants from completing the Mergers or any of the other transactions contemplated by the Merger Agreement or the Separation Agreement, then such injunction may delay or prevent the consummation of the Mergers and could result in significant costs to CommerceOne or Green Dot, including any cost associated with the indemnification of directors and officers of each company. If a lawsuit is filed, CommerceOne and Green Dot may incur costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the Mergers or any other transactions contemplated by the Merger Agreement or the Separation Agreement. Such litigation could have an adverse effect on the financial condition and results of operations of CommerceOne and Green Dot and could prevent or delay the completion of the Mergers or the transactions contemplated by the Merger Agreement or the Separation Agreement.
If the Combined Company fails to maintain proper and effective internal controls, the Combined Company’s ability to produce accurate and timely financial statements could be impaired, which could harm its operating results, its ability to operate its business and investors’ views of the Combined Company.
The Combined Company will be required to comply with Section 404 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and attestations of the effectiveness of internal controls by independent auditors. Ensuring that the Combined Company has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. The Combined Company’s failure to maintain the effectiveness of its internal controls in accordance with the requirements of the Sarbanes-Oxley Act could have a material adverse effect on its business. The Combined Company could lose investor confidence in the accuracy and completeness of its financial reports, which could have an adverse effect on the price of its common stock. In addition, if the Combined Company’s efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against the Combined Company and its business may be harmed.
Net operating loss carryforwards and certain other tax attributes may be limited as a result of ownership changes, including as a result of the Mergers.
In general, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses to offset future taxable income. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders, generally stockholders beneficially owning five percent (5%)

or more of a corporation’s common stock, applying certain look-through and aggregation rules, increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period, generally three years. CommerceOne is expected to, and Green Dot may, experience an ownership change as a result of the Mergers, and it is possible that CommerceOne’s and Green Dot’s net operating loss carryforwards and certain other tax attributes may also be subject to limitation as a result of ownership changes in the past or as a result of the Mergers. Consequently, the Combined Company may not be able to utilize a material portion of CommerceOne’s, Green Dot’s or the Combined Company’s net operating loss carryforwards, if any, and certain other tax attributes, if any, which could have a material adverse effect on cash flow and results of operations.
Risks Relating to Green Dot’s Business
You should read and consider risk factors specific to Green Dot’s business that will also affect the Combined Company after the Mergers. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2025 and in any updates to those risk factors set forth in Green Dot’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus. Please note that the risk factors described above apply only to Green Dot’s business and do not address risks relating to CommerceOne’s business or certain additional risks of the Combined Company. For information on risks relating to the Mergers and the Combined Company following the Mergers, please see the prior section entitled “—Risks Relating to the Mergers, the Payments Sale and the Combined Company Following the Mergers.” For more information on risks relating to CommerceOne’s business, please see the following section entitled “—Risks Relating to CommerceOne’s Business.”
Risks Relating to CommerceOne’s Business
You should read and consider the following risk factors specific to CommerceOne’s business, which will also affect the Combined Company after the consummation of the Mergers. Please note that the risk factors described below apply only to CommerceOne’s business and do not address risks relating to Green Dot’s business or certain additional risks of the Combined Company. For information on risks relating to the Mergers and the Combined Company following the Mergers, please see the prior section entitled “—Risks Relating to the Mergers, the Payments Sale and the Combined Company Following the Mergers.” For more information on risks relating to Green Dot’s business, please see the prior section entitled “—Risks Relating to Green Dot’s Business.”
Market Risks Related to CommerceOne’s Business
CommerceOne’s business may be adversely affected by unfavorable economic conditions generally, and in Jefferson County and the central Alabama area in particular.
CommerceOne’s financial performance generally, and, in particular, the ability of its borrowers to pay interest on and repay the principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services CommerceOne offers, is highly dependent upon the business environment in the markets in which CommerceOne operates and in the United States as a whole. Unlike some larger financial institutions that are more geographically diversified, CommerceOne’s business is predominantly located in Jefferson County and the central Alabama area. As a result, the ability of CommerceOne’s borrowers to repay their loans, and the value of the collateral securing such loans, may be significantly affected by economic conditions in this region or by changes in the local real estate markets. See “—CommerceOne’s business is significantly dependent on conditions in the real estate market, as a majority of its loan portfolio is secured by real estate, especially commercial real estate” and “—Geographic concentration in Alabama may unfavorably impact CommerceOne’s long-term growth.”
The economic conditions in Alabama may be different from, or worse than, the economic conditions in the United States as a whole. For example, U.S. real GDP increased by 2.8% in 2024, declined at an annual rate of 0.6% in the first quarter of 2025, increased at an annual rate of 3.8% in the second quarter of 2025 and increased at an annual rate of 4.4% in the third quarter of 2025, according to the U.S. Bureau of Economic Analysis (“BEA”). By comparison, Alabama's real GDP increased by 3.0% in 2024, declined at an annual rate of 0.7% in the first quarter of 2025, increased at an annual rate of 1.2% in the second quarter of 2025 and increased at an annual rate of 4.7% in the third quarter of 2025 (the most recent quarter for which data is available), according to the BEA. Additionally, while there was a modest increase in the seasonally adjusted national unemployment rate from 4.1% at the end of 2024 to 4.4% at the end of 2025, according to the U.S. Bureau of Labor Statistics (“BLS”), Alabama’s seasonally adjusted unemployment rate decreased from 3.3% in December 2024 to 2.7% in December 2025, according to the BLS. Although the real GDP growth rate and unemployment rate in Alabama have generally been comparable to, or better than, the national real GDP growth rate and unemployment rate in recent periods, there can be no assurances that the real GDP growth rate and unemployment rate in Alabama will be comparable to or better than the national real GDP growth rate and unemployment rate in the future.
Unfavorable or uncertain economic and market conditions can be caused by, among other factors; declines in economic growth, business activity or investor or business confidence; limitations on the availability of, or increases in the cost of, credit and capital; changes in inflation or interest rates; uncertainty concerning fiscal or monetary policy, government shutdowns, debt ceilings or funding; changes in U.S. international investment policies; increases in real estate and other state and local taxes; high unemployment; natural disasters; outbreaks or worsening of domestic or international tensions or hostilities, including the conflicts in the Middle East; political instability or violence; public health crises; or a combination of these or other factors. Changes in U.S. trade policies, including new or increased tariffs, may also adversely impact CommerceOne’s business and operations. For example, in April 2025, the U.S. announced broad tariffs on imports, from China and other U.S. trading partners, and China subsequently announced changes in trade practices, including with respect to the export of rare earth minerals, which may adversely affect economic and market conditions in the United States, including in Alabama. The imposition of tariffs on imports, the potential for retaliatory tariffs by foreign governments, or other similar restrictions on international trade could increase costs for manufacturers and resellers, reduce demand for U.S. exports and disrupt supply chains. Prolonged trade tensions or the implementation of new or increased tariffs could negatively affect the broader economic environment, including by reducing consumer spending, slowing economic growth, and decreasing demand for banking products and services.
Disruption or deterioration in economic conditions in the United States generally, or in Alabama, could have a material adverse effect on CommerceOne’s business, financial condition and results of operations, including as a result of a deterioration in the credit quality of CommerceOne’s borrowers, a decrease in the demand for CommerceOne’s products and services, an increase in loan delinquencies, an increase in problem assets and foreclosures, or a decrease in the value of collateral for loans and leases, especially real estate, in turn reducing customers’ borrowing power, the value of assets associated with problem loans and collateral coverage. To the extent that economic conditions in Alabama are adversely affected more than those in the United States as a whole, these risks would be exacerbated, given that CommerceOne’s business is predominantly located in Jefferson County and the central Alabama area.
CommerceOne’s business is significantly dependent on conditions in the real estate market, as a majority of its loan portfolio is secured by real estate, especially commercial real estate.
As of December 31, 2025, real estate loans represented approximately $460 million, or 65% of CommerceOne’s total loan portfolio. Real estate lending is generally considered to be collateral-based lending with loan amounts based on predetermined loan-to-collateral values, and the real estate collateral provides an alternative source of repayment if the borrower defaults, but its value may deteriorate after the credit is initially extended. A decline in real estate valuations and liquidity in the markets in which CommerceOne operates, including as a result of declines in office occupancy, would lower the value of the collateral securing these loans. Declines in real property values and liquidity, including prices for homes and commercial properties, could result in a deterioration of the credit quality of CommerceOne’s borrowers, an increase in the number of loan delinquencies, and an increase in problem assets, foreclosures, defaults and charge-offs. Additionally, such declines in real property values and liquidity could reduce the value of any collateral CommerceOne can realize following a default on these loans and could adversely affect CommerceOne’s ability to continue to grow its loan portfolio consistent with its underwriting standards. CommerceOne’s failure to mitigate these risks could have a material adverse effect on its business, financial condition and results of operations.
Approximately 68% of the collateral underlying CommerceOne’s real estate loans are located in Alabama as of December 31, 2025. Real estate market conditions in Alabama may be different from, and in some cases worse than, conditions outside Alabama or in the United States as a whole, and may be affected by a variety of factors outside of CommerceOne’s control and the control of CommerceOne’s borrowers, including national and local economic conditions generally, and to the extent the real estate market in Alabama is adversely affected more than in the United States as a whole, these risks would be exacerbated. For example, although current real estate market trends in Alabama are generally consistent with national trends, vacancy rates in the multifamily real estate segment have increased in certain Alabama markets compared to national vacancy rates in recent periods as a result of increased supply following new construction. In addition, consistent with national trends, the vacancy rates for office buildings in Alabama remain elevated compared to historical trends, driven by work-from-home arrangements following the COVID-19 pandemic. Further, although current conditions in other real estate market segments in Alabama are generally consistent with, or better than, national conditions, there can be no assurances that real estate market conditions in Alabama will be comparable to or better than national conditions in the future.
As of December 31, 2025, CommerceOne’s commercial real estate loans totaled $206 million, representing the largest segment of its real estate loan portfolio at approximately 29% of total loans. Commercial real estate loans may have a greater risk of loss than residential real estate loans, in part because these loans are generally larger or more complex to underwrite and are characterized by having a limited supply of real estate at commercially attractive locations, long delivery time frames for development and high interest rate sensitivity.
Commercial real estate loans are typically secured by the assets of the business and, upon default, any collateral repossessed may not be sufficient to repay the outstanding loan balance. Commercial real estate properties tend to be unique and are more difficult to value than residential real estate properties. This exposes CommerceOne to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If CommerceOne forecloses on these loans, its holding period for the collateral typically is longer than for a residential real estate property because there are fewer potential purchasers of the collateral. In addition, a large portion of CommerceOne’s commercial real estate loans have variable rates, so if interest rates rise, the borrower’s debt service requirement may increase, negatively impacting the borrower’s ability to service their debt.
Unfavorable or uncertain economic and market conditions may impair a borrower’s business operations and typically slow the execution of new leases. Such economic conditions may also lead to existing lease turnover. Commercial real estate loans generally are more susceptible to a risk of loss during a downturn in the business cycle. The unexpected deterioration in the credit quality of CommerceOne’s commercial real estate loan portfolio may require it to increase its provision for loan losses, which would reduce its profitability and could have a material adverse effect on CommerceOne’s business, financial condition and results of operations. In recent years, commercial real estate has been under pressure from the effects of the COVID-19 pandemic and its aftermath, including work-from-home arrangements that have continued after the pandemic.
The source of repayment of commercial and other business loans is typically the cash flows of the borrowers’ businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. The properties securing commercial real estate loans are typically not fully leased at the origination of the loan. The borrower’s ability to repay the loan is instead dependent upon additional leasing through the life of the loan or the borrower’s successful operation of a business. Accordingly, repayment of such loans may be affected by factors outside the borrower’s control, such as adverse conditions in the real estate market or the economy, changes in government regulation and rising interest rates. Federal banking regulatory agencies have expressed concerns about weaknesses in the current commercial real estate market. Banking regulators closely supervise banks’ commercial real estate lending activities and may require banks with higher levels of commercial real estate exposure or growth to implement heightened underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for loan losses and capital levels. CommerceOne’s failure to adequately implement risk management policies, procedures and controls could adversely affect its ability to increase this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio.
CommerceOne’s business is subject to risk arising from its lending to small and mid-sized businesses.
As of December 31, 2025, commercial non-real estate loans represented approximately 33% of CommerceOne’s total loan portfolio. CommerceOne generally makes such commercial loans to small and mid-sized businesses whose success often depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities, frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair their ability as a borrower to repay a loan. In addition, the success of small and mid-sized businesses often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which CommerceOne operates or any of its borrowers otherwise are affected by adverse business developments, such as new or increased tariffs, CommerceOne’s small and mid-sized borrowers may be disproportionately affected and their ability to repay outstanding loans may be negatively affected, resulting in a material adverse effect on CommerceOne’s business, financial condition and results of operations.
Changes in interest rates and monetary policy may adversely affect CommerceOne’s results of operations.
As a result of the high percentage of CommerceOne’s assets and liabilities taking the form of interest-bearing or interest-related instruments, CommerceOne’s profitability depends to a large extent on its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investment securities, and its interest expense on interest-bearing liabilities, such as deposits. Changes in interest rates, including in the shape of the yield curve or in spreads between different market interest rates, as well as changes linked to inflation, can have a material effect on CommerceOne’s business and profitability and the value of its assets and liabilities. For example, changes in interest rates or interest rate spreads may:
•	affect the difference between the interest that is earned on assets and the interest that is paid on liabilities, which impacts CommerceOne’s overall net interest income and profitability;
•
adversely affect the ability of borrowers to meet obligations under variable or adjustable-rate loans and other debt instruments (including due to an inability to refinance loans), which, in turn, affects CommerceOne’s loss rates on those assets;

•	decrease the demand for interest rate-based products and services, including loans and deposits;
•	affect CommerceOne’s ability to hedge various forms of market and interest rate risk and may decrease the profitability or protection or increase the risk or cost associated with such hedges;
•	increase the unrealized losses on CommerceOne’s available-for-sale investment securities portfolio; and
•	affect mortgage prepayment speeds and increase the volatility of mortgage banking revenues.
Interest rates and the yield curve are highly sensitive to many factors that are beyond CommerceOne’s control, including general economic conditions and the policies of various governmental and regulatory agencies and, in particular, the Federal Reserve which, through the Federal Open Market Committee (the “FOMC”), may raise or lower interest rates in response to economic conditions. The FOMC increased the federal funds target range to 5.25% to 5.50% through several hikes during 2022 and 2023 and held that interest rate at the elevated level until it decreased the federal funds target interest range to 4.25% to 4.50% between September 2024 and December 2024. The federal funds target range remained steady until September 2025, when the FOMC decreased the federal funds target range to 3.50% to 3.75% between September 2025 and December 2025. The timing, pace and direction of additional interest rate changes remains uncertain, and will largely depend on trends in inflation, employment and other macroeconomic factors that are outside of CommerceOne’s control.
Any of the foregoing effects from interest rate changes could have a material adverse effect on CommerceOne’s business, financial condition, liquidity and results of operations. For example, as a result of the FOMC’s rate changes through 2024, CommerceOne sustained increases in unrealized losses in its available-for-sale securities portfolio. If CommerceOne were required at any time to liquidate a substantial portion of its securities portfolio, it could be forced to sell securities at a loss.
CommerceOne could recognize losses on investment securities held in its investment portfolio, particularly if interest rates increase or economic and market conditions deteriorate.
As of December 31, 2025, CommerceOne held approximately $46 million in investment securities, substantially all of which were classified as available-for-sale securities and recorded at fair value. CommerceOne has in the past experienced and may in the future experience significant unrealized losses on its available-for-sale securities portfolio as a result of, among other factors, increases in market interest rates. Unrealized losses related to available-for-sale securities are reflected in accumulated other comprehensive loss on CommerceOne’s balance sheet, and CommerceOne would recognize a loss upon the sale of the security. CommerceOne may be required to sell available-for-sale securities in response to changes in market interest rates, changes in prepayment risk, increases in loan demand, general liquidity needs and other similar factors and if CommerceOne were required to sell available-for-sale securities, it may recognize losses. Further, upon completion of the Mergers, the Combined Company would be required to mark CommerceOne’s available-for-sale securities to market and recognize any unrealized losses on CommerceOne’s available-for-sale securities. As of December 31, 2025, net unrealized losses on CommerceOne’s available-for-sale securities were approximately $3.7 million.
Credit Risks Related to CommerceOne’s Business
CommerceOne may not be able to measure and manage its credit risk adequately, which could adversely affect its profitability.
CommerceOne’s business depends on its ability to successfully measure and manage credit risk. As a lender, CommerceOne is exposed to the risk that the principal of, or interest on, a loan will not be paid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover its outstanding exposure. In addition, CommerceOne is exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors, including local market conditions and general economic conditions. Additional factors related to the credit quality of residential real estate loans, construction and land development real estate loans and commercial real estate loans include the quality of management of the business and tenant vacancy rates. If the overall economic climate in the U.S. generally, or in Alabama specifically, experiences material disruption, CommerceOne’s borrowers may experience difficulties in repaying their loans, the collateral CommerceOne holds may decrease in value or become illiquid, and its levels of nonperforming loans, charge-offs, and delinquencies could rise and require additional provisions for credit losses.
CommerceOne’s risk management practices, such as monitoring the concentration of its loans and its credit approval, review and administrative practices, may not adequately manage credit risk, and its credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with its loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that CommerceOne significantly increase its allowance for loan losses, each of which could adversely affect its net income. As a result, CommerceOne inability to successfully manage credit risk could have a material adverse effect on its business, financial condition and results of operations.
CommerceOne’s allowance for credit losses may prove to be insufficient to absorb potential losses in its loan portfolio.
Because the credit quality of CommerceOne’s loan portfolio can have a significant impact on its net income, the operation of CommerceOne’s business requires it to manage credit risk. As a lender, CommerceOne is exposed to the risk that it could sustain losses because its borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of the loans it extends, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers, including the risk that a borrower may not provide information to CommerceOne about itself in a timely manner and/or may present inaccurate or incomplete information to CommerceOne, and risks relating to the value of collateral.
CommerceOne maintains an allowance for credit losses based on management’s current estimate of expected losses on loans. CommerceOne estimates the allowance balance using information relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses, and adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, credit quality, or term, as well as for changes in macroeconomic conditions, such as changes in unemployment rates, property values or other relevant factors. In addition, CommerceOne also maintains an allowance for off-balance-sheet credit exposures, such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when such extension of credit is not unconditionally cancellable. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the allowance for credit losses on loans. The calculation of the allowance for credit losses requires difficult, subjective and complex judgments of loan collectability, and CommerceOne could fail to identify the proper factors or fail to accurately estimate the impacts of factors that it identifies.
Although CommerceOne’s management has established an allowance for credit losses it believes is adequate, it could sustain credit losses that are significantly higher than the amount of its allowance for credit losses. Higher credit losses could arise for a variety of reasons, such as growth in its loan portfolio, changes in economic conditions affecting borrowers, new information regarding its loans, identification of additional problem loans, and other factors within and outside its control. If real estate values were to decline or if economic conditions in Alabama were to deteriorate unexpectedly, additional loan losses not incorporated in the existing allowance for credit losses might occur. Losses in excess of the existing allowance for credit losses will reduce CommerceOne’s net income and could have a material adverse effect on its business, financial condition and results of operations. A severe downturn in the economy generally, in Alabama specifically or affecting the business and assets of individual customers would generate increased charge-offs and a need for higher reserves. While CommerceOne believes that its allowance for credit losses was adequate as of December 31, 2025, there can be no assurance that it will be sufficient to cover all credit losses incurred. In the event of significant deterioration in economic conditions, CommerceOne may be required to increase reserves in future periods, which would reduce its net income.
Bank regulatory agencies periodically review CommerceOne’s allowance for credit losses. CommerceOne cannot guarantee that such regulatory agencies will not require it to increase its allowance for credit losses, thereby reducing its net income. Further, if charge-offs in future periods exceed the allowance for credit losses, CommerceOne may need additional adjustments to increase the allowance for credit losses. These adjustments could have a material adverse effect on CommerceOne business, financial condition and results of operations.
The appraisals and other valuation techniques CommerceOne uses in evaluating and monitoring loans secured by real property, other real estate owned (“OREO”) and repossessed personal property may not accurately describe the net value of the asset.
In considering whether to make a loan secured by real property, CommerceOne generally requires an appraisal of the property, and in determining the value of significant real estate collateral, CommerceOne relies on independent external appraisals and assessment of property values by its internal staff. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately reflect the value of the real property collateral after the loan is made. In the case of non-real estate collateral, CommerceOne relies on a variety of sources, including external estimates of value and judgments based on the experience and expertise of its internal staff. As a result, CommerceOne may not be able to realize the full amount of any remaining indebtedness when it forecloses on and sells the relevant collateral.
CommerceOne engages in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting it to the costs and potential risks associated with the ownership of real property, or consumer protection initiatives or changes in state or federal law that may substantially raise the cost of foreclosure or prevent it from foreclosing at all.
Since CommerceOne originates loans secured by real estate, it may have to foreclose on the collateral property to protect its investment and may thereafter own and operate such property, in which case it would be exposed to the risks inherent in the ownership of real estate, including environmental liabilities. CommerceOne may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected the property. Environmental laws may require CommerceOne to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit its ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase

CommerceOne’s exposure to environmental liability, and it may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. As of December 31, 2025, CommerceOne held approximately $460 million in loans secured by real property. The amount that CommerceOne, as a mortgagee, may realize after a foreclosure depends on factors outside of its control, including, but not limited to, general or local economic conditions, environmental cleanup liabilities, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, its ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules and natural disasters. CommerceOne’s inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of real estate, could have a material adverse effect on its business, financial condition and results of operations.
Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent CommerceOne from foreclosing at all. A number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default. Additionally, federal and state regulators have prosecuted or pursued enforcement action against a number of mortgage servicing companies for alleged consumer law violations. If new federal or state laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers to foreclosure, they could have a material adverse effect on CommerceOne’s business, financial condition and results of operations.
CommerceOne has extended off-balance-sheet commitments to borrowers, which exposes it to credit and interest-rate risk.
CommerceOne enters into off-balance-sheet arrangements in the normal course of business to meet the financing needs of its customers. As of December 31, 2025, these off-balance-sheet arrangements totaled $256 million and included commitments to extend credit and standby letters of credit. These off-balance-sheet arrangements could impact CommerceOne’s liquidity and capital resources to the extent customers accept or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. CommerceOne’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual or notional amount of those instruments. CommerceOne uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
CommerceOne’s hedging strategies may not be successful in mitigating CommerceOne’s exposure to interest rate risk.
CommerceOne has used, and may in the future use, derivative financial instruments, such as interest rate swaps, intended to limit its exposure to interest rate risk. No hedging strategy can completely protect CommerceOne, and the derivative financial instruments CommerceOne elects may not have the effect of reducing CommerceOne’s interest rate risk. Poorly designed strategies, improperly executed and documented transactions, inaccurate assumptions or the failure of a counterparty to fulfill its obligations could increase CommerceOne’s risks and losses. In addition, hedging strategies involve transaction and other costs. CommerceOne’s hedging strategies and the derivatives that CommerceOne uses may not adequately offset the risks of interest rate volatility and could result in or magnify losses, which could have an adverse effect on CommerceOne’s financial condition and results of operations.
Liquidity Risks Related to CommerceOne’s Business
Liquidity risks could affect operations and jeopardize CommerceOne’s business, financial condition and results of operations.
Liquidity risk is the risk that CommerceOne will not be able to meet its obligations, including financial commitments, as they come due and is inherent in its operations. An inability to raise funds through deposits, borrowings, the sale of investment securities, and from other sources could have a substantial negative effect on CommerceOne’s liquidity. CommerceOne’s most important source of funds consists of its customers’ deposits. Other sources of liquidity include the principal and interest payments it receives on loans and investment securities and wholesale funding sources such as FHLB borrowings.
Customer deposit balances can decrease for a variety of reasons, including when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. CommerceOne’s deposits consist primarily of interest-bearing and non-interest-bearing checking and savings accounts, which are payable on demand or upon several days’ notice, whereas by comparison, a substantial portion of its assets are loans, which cannot be readily converted into cash in the same time frame. Online and mobile banking have made it easier for customers to withdraw their deposits or transfer funds to other accounts with short notice. Additionally, negative news about CommerceOne or the banking industry in general could negatively impact market or customer perceptions of CommerceOne, which could lead to a loss of depositor confidence and an increase in deposit withdrawals, particularly among depositors with uninsured deposits. Furthermore, as CommerceOne and other regional banking organizations experienced following the failure of Silicon Valley Bank in March 2023, the failure of other financial institutions may cause deposit outflows as customers spread deposits among several different banks to maximize FDIC insurance coverage, move deposits to banks perceived as “too big to fail,” or withdraw deposits from the banking system entirely. A failure to maintain adequate liquidity could have a material adverse effect on CommerceOne’s business, financial condition and results of operations.
If customers move money out of deposits and into other investments, CommerceOne could lose a relatively low-cost source of funds, and it may not be able to replace maturing deposits and advances as needed in the future, especially if a large number of its depositors seek to withdraw their accounts, regardless of the reason. Such a loss of deposits would require CommerceOne to rely more heavily on other funding alternatives, such as wholesale funding, in order to continue to grow, thereby increasing its funding costs and reducing its net interest income and net income. Overall, any decline in available funding (including through other funding alternatives) could adversely impact CommerceOne’s ability to continue originating loans, invest in securities, meet its expenses, or fulfill obligations such as repaying its borrowings and meeting deposit withdrawal demands, any of which could have a material adverse effect on its business, financial condition and results of operations.
Loss of deposits could increase CommerceOne’s funding costs.
Like many banking companies, CommerceOne relies on customer deposits to meet a considerable portion of its funding for its lending activities, and it continues to seek customer deposits to maintain this funding base. CommerceOne accepts deposits directly from consumer and commercial clients and, as of December 31, 2025, it had $713 million in total deposits. If CommerceOne is unable to sufficiently maintain or grow its deposits to meet liquidity objectives, it may be unable to satisfy future funding needs or be subject to paying higher funding costs.
As described above, these deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors outside CommerceOne’s control, such as a loss of confidence by customers in CommerceOne or the banking sector generally, customer perceptions of its financial health and general brand, increasing competitive pressures from other financial services firms for consumer or commercial customer deposits, changes in interest rates and returns on other investment classes, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits. These concerns may be exacerbated by negative media attention and the rapid spread of rumors and information, whether or not accurate or true, including on social media, that could cause panic among investors, depositors, customers and the general public. For example, the rapid dissemination of negative information through social media is believed to have led, in part, to deposit outflows at, and the collapse of, Silicon Valley Bank in March 2023.
In addition, if CommerceOne’s competitors raise the rates they pay on deposits, CommerceOne’s funding costs may increase, either because it will raise its rates to avoid losing deposits or because it will lose deposits and must rely on more expensive sources of funding. Moreover, customers typically move money from bank deposits to alternative investments during rising interest rate environments. Checking and savings account balances and other forms of customer deposits may decrease when customers perceive alternative investments as providing a better risk/return trade-off. CommerceOne’s customers could take their money out of CommerceOne Bank and put it in alternative investments, causing CommerceOne to lose a lower-cost source of funding. Customers may also move non-interest-bearing deposits to interest-bearing accounts, increasing the cost of those deposits. Higher funding costs could reduce CommerceOne’s net interest margin and net interest income and could have a material adverse effect on its business, financial condition and results of operations.
CommerceOne’s liquidity is dependent on dividends from CommerceOne Bank.
CommerceOne is a legal entity separate and distinct from its wholly owned bank subsidiary, CommerceOne Bank. CommerceOne Bank is CommerceOne’s primary operating business and the source of substantially all of

CommerceOne’s cash flow. CommerceOne’s ability to pay dividends on its common stock and principal and interest on any debt it may incur is dependent on the earnings, capital levels, capital needs and limitations relating to the payment of dividends by CommerceOne Bank to CommerceOne. Various federal and state laws and regulations limit the amount of dividends that CommerceOne Bank may pay to CommerceOne. For example, under Alabama law, a state-chartered bank may not pay a dividend in excess of 90% of its net earnings until the bank’s surplus is equal to at least 20% of its capital. Moreover, CommerceOne Bank is also required by Alabama law to obtain the prior approval of the Superintendent of Banks for its payment of dividends if the total of all dividends declared by the bank in any calendar year will exceed the total of (1) the bank’s net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. Moreover, CommerceOne Bank must maintain certain capital levels, which may restrict the ability of CommerceOne Bank to pay dividends to CommerceOne and its ability to pay dividends to its stockholders. Finally, CommerceOne’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors (including in the case of CommerceOne Bank, its depositors and the FDIC).
In the event CommerceOne Bank is unable to pay dividends to CommerceOne, CommerceOne may not be able to pay dividends on its common stock and principal and interest on any debt it may incur. The inability to receive dividends from CommerceOne Bank could affect CommerceOne’s liquidity and have a material adverse effect on its business, financial condition and results of operations.
CommerceOne may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.
Financial services institutions are interconnected as a result of trading, investment, liquidity management, clearing, counterparty, and other relationships. Within the financial services industry, loss of public confidence, including through default by any one institution, could lead to liquidity challenges or to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of trading, clearing, counterparty, and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. For example, the failure of Silicon Valley Bank in March 2023 caused general uncertainty and concern regarding the adequacy of liquidity in the banking sector as a whole, and the news caused depositors to withdraw or attempt to withdraw their funds from regional banking organizations and caused the stock prices of many financial institutions to become volatile. Should similar events occur in the future, this systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which CommerceOne interacts on a daily basis or key funding providers such as the FHLB, any of which could have a material adverse effect on CommerceOne’s access to liquidity or otherwise have a material adverse effect on its business, financial condition and results of operations.
CommerceOne may need to raise additional capital in the future, and such capital may not be available when needed or at all.
CommerceOne may need to raise additional capital, in the form of debt or equity, in the future to maintain sufficient capital resources and liquidity to meet its commitments and fund its business needs, future growth, or regulatory or other internal requirements, particularly if the quality of its assets or earnings were to deteriorate significantly. For example, in connection with the Mergers, CommerceOne has issued $25 million of subordinated debt and expects to issue approximately $40 million of additional subordinated debt, in one or more offerings, for general corporate purposes, including, without limitation, to fund strategic opportunities, future growth, and for investment in, or capital contributions to, CommerceOne Bank. CommerceOne has not entered into any binding commitments relating to such additional subordinated debt financing, and this proxy statement/prospectus is not an offer to sell or a solicitation of an offer to buy any such debt securities. CommerceOne’s ability to raise additional capital, when needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of its control, its financial condition and its prospects. Economic conditions and a loss of confidence in financial institutions may also increase CommerceOne’s cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve System.
CommerceOne may not be able to obtain capital on acceptable terms or at all. Any occurrence that may limit its access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of CommerceOne

Bank or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect its capital costs and its ability to raise capital and, in turn, its liquidity. Further, if CommerceOne needs to raise additional capital in the future, it may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on CommerceOne’s business, financial condition and results of operations.
Operational Risks Related to CommerceOne’s Business
The occurrence of fraudulent activity, breaches or failures of CommerceOne’s information security controls or cybersecurity-related incidents could have a material adverse effect on its business, financial condition and results of operations.
As a financial institution, CommerceOne is susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against CommerceOne, its service providers or its customers, which may result in financial losses or increased costs to CommerceOne or its customers, disclosure or misuse of its information or its customer information, misappropriation of assets, litigation or damage to CommerceOne’s brand. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by CommerceOne, its service providers or its customers, denial or degradation of service attacks, ransomware, malware or other cyberattacks or human error. In recent periods, several large corporations, including financial institutions and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and potentially subjecting them to fraudulent activity. CommerceOne’s customers are subject to risks related to identity theft, credit card fraud and other fraudulent activity that could involve their accounts with CommerceOne. CommerceOne may be the target of attempted electronic fraudulent activity, security breaches and cybersecurity-related attacks. Consistent with industry trends, CommerceOne may face an increasing number of attempted cyberattacks as it expands its mobile and other internet-based products and services, and as it provides more of these services to a greater number of individual customers. The increased use of mobile and cloud technologies, as well as artificial intelligence (“AI”) technologies and quantum computing, can heighten these and other operational risks, including risks arising from the use of AI technologies by bad actors to commit fraud and misappropriate funds and to facilitate cyberattacks. In addition, CommerceOne’s customers may use personal smartphones, tablet PCs, or other mobile devices that are beyond its control systems to access CommerceOne’s products and services.
CommerceOne also faces specific risks related to cyberattacks and other security breaches in connection with debit card and credit card transactions that typically involve the transmission of sensitive information regarding CommerceOne’s customers through various third parties, including payment processors, payment card networks and its processors. Some of these parties have in the past been, and could in the future be, the target of security breaches and cyberattacks, and because the transactions involve third parties and environments that CommerceOne does not control or secure, future security breaches or cyberattacks affecting any of these third parties could impact CommerceOne through no fault of its own, and in some cases CommerceOne may have exposure and suffer losses for material breaches or attacks relating to them.
Information pertaining to CommerceOne and its customers is maintained, and transactions are executed, on networks and systems maintained by CommerceOne, its customers and certain of CommerceOne’s third-party partners, such as its online banking or reporting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect CommerceOne and its customers against fraud and security breaches and to maintain CommerceOne’s customers’ confidence. CommerceOne may not be able to ensure that its third-party partners have appropriate controls in place to protect the confidentiality of the information they receive from CommerceOne. While CommerceOne has not experienced any material breaches of information security to date, there can be no assurances that CommerceOne will not suffer such breaches in the future, whether through intentional or unintentional acts by those having access to CommerceOne’s systems, those of its third-party partners, or its customers’ or counterparties’ confidential information, including CommerceOne and its third-party partners’ employees. CommerceOne’s regulators are also commonly in possession of confidential information regarding its business, and therefore the secure maintenance by and transmission of its confidential information by those regulators is also essential to protect CommerceOne and its customers against fraud and security breaches and to maintain its customers’ confidence. Regulators face many of the same risks that CommerceOne and its third-party partners face in the area of cybersecurity and information security. However, in the case of regulators, CommerceOne does not have contractual protections, audit rights and other rights that it would seek to require of a third-party provider. In addition, increases in criminal activity levels and sophistication, cyberattacks by state actors, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that CommerceOne and its third-party partners use to prevent fraudulent transactions and to protect data about CommerceOne, its customers and underlying transactions. CommerceOne’s inability to anticipate, or failure to timely discover and adequately mitigate, breaches of security could result in: losses to CommerceOne or its customers; its loss of business and/or customers; damage to its brand; the incurrence of additional expenses; disruption to its business; its inability to grow its businesses; additional regulatory scrutiny or penalties; or its exposure to civil litigation and possible financial liability. All of this could have a material adverse effect on CommerceOne’s business, financial condition and results of operations.
Employee misconduct or mistakes could expose CommerceOne to significant legal liability and harm its brand.
CommerceOne operates in an industry in which integrity and the confidence of its customers are of critical importance. CommerceOne’s employees could engage in, or its former employees could have engaged in, misconduct that adversely affects its business. For example, if an employee were to engage in fraudulent, illegal or suspicious activities, CommerceOne could be subject to litigation or regulatory sanctions, and suffer serious harm to its brand (as a consequence of the negative perception resulting from such activities), financial position, customer relationships and ability to attract new customers. CommerceOne’s business often requires that it deals with confidential information. Various federal, state and foreign laws enforced by the bank regulators and other agencies protect the privacy and security of customers’ non-public personal information. Many of CommerceOne’s employees have access to, and routinely process, sensitive personal customer information. If CommerceOne employees were to improperly use or disclose this information, even if inadvertently, CommerceOne could suffer serious harm to its brand, financial position, and current and future business relationships. While CommerceOne has implemented a system of internal controls designed to mitigate operational risks, it is not always possible to deter employee misconduct, and the precautions CommerceOne takes to detect and prevent this activity may not always be effective. Misconduct by CommerceOne employees, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on CommerceOne’s business, financial condition and results of operations. In addition, employee errors, such as inadvertent use or disclosure of confidential information, calculation errors, mistakes in addressing communications or data inputs, errors in developing, implementing or applying information technology systems or simple errors in judgment, could also have similar adverse effects.
CommerceOne operations could be interrupted if certain external vendors and third-party partners on which it relies experience difficulty, terminate their services or fail to comply with banking laws and regulations, and CommerceOne’s use of these vendors and third-party partners is subject to increasing regulatory requirements and attention.
CommerceOne regularly uses third-party partners and service providers in its business, and it relies on some of these vendors for critical operating functions, including core banking services such as internet banking services and debit card services and other key components of our business infrastructure including data processing and storage, internet connection and network access and various information technology services and services complementary to our banking products. Accordingly, CommerceOne’s operations are exposed to the risk that these vendors will not perform in accordance with the contracted arrangements or under service level agreements.
If any of CommerceOne’s third-party service providers experience difficulties in providing services or terminate their services and CommerceOne is unable to replace its service providers with other service providers, CommerceOne’s operations could be interrupted. It may be difficult for CommerceOne to replace some of its third-party vendors, particularly vendors providing CommerceOne’s core banking services, in a timely manner if they are unwilling or unable to provide CommerceOne with these services in the future for any reason. If an interruption were to continue for a significant period of time, it could have a material adverse effect on CommerceOne’s business, financial condition and results of operations. Even if CommerceOne is able to replace them, it may be at higher cost to CommerceOne, which could have a material adverse effect on its business, financial condition and results of operations. In addition, if a third-party provider fails to provide the services CommerceOne require, fails to meet contractual requirements, such as compliance with applicable laws and regulations, or suffers a cyberattack or other security breach, CommerceOne’s business could suffer economic harm or damage to its brand that could have a material adverse effect on its business, financial condition and results of operations.
Third-party relationships are subject to regulatory scrutiny. In June 2023, the U.S. federal banking agencies issued interagency guidance that requires banks, such as CommerceOne, to analyze the risk associated with each third-party relationship and to calibrate its risk management processes. If CommerceOne’s regulators conclude that CommerceOne did not exercise adequate oversight and control over its third-party vendors or other ongoing third-party business relationships or that such third parties have not performed appropriately, CommerceOne could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as requirements for customer remediation. Any future changes in requirements or standards applicable to CommerceOne’s third-party relationships could negatively affect CommerceOne in substantial and unpredictable ways and increase its costs. All of this could have a material adverse effect on CommerceOne’s business, financial condition and results of operations.
If CommerceOne’s techniques for managing risks are ineffective, it may be exposed to material unanticipated losses.
In order to manage the significant risks inherent in its business, CommerceOne must maintain effective policies, procedures, and systems that enable it to identify, monitor and control its exposure to material risks, such as credit, operational, legal and brand risks. CommerceOne’s risk management methods may prove to be ineffective due to their design, their implementation or the degree to which CommerceOne adheres to them, or as a result of the lack of adequate, accurate or timely information, changes in methods pursued by external bad actors or otherwise.
If CommerceOne’s risk management efforts are ineffective, CommerceOne could suffer losses that could have a material adverse effect on its business, financial condition and results of operations. In addition, CommerceOne could be subject to litigation, particularly from its customers, and sanctions or fines from regulators. CommerceOne’s techniques for managing the risks it faces may not fully mitigate risk exposure in all economic or market environments, including exposure to risks that it might fail to identify or anticipate, which could have a material adverse effect on its business, financial position, and results of operations.
CommerceOne depends on the accuracy and completeness of information about its customers and counterparties.
In deciding whether to extend credit or enter into other transactions, and in evaluating and monitoring its loan portfolio on an ongoing basis, CommerceOne typically relies on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. CommerceOne may also rely on representations of those customers or counterparties, or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. If any of the information upon which CommerceOne relies is inaccurate, incomplete, fraudulent or misleading, then CommerceOne may be exposed to greater than expected credit risk, including because the value of collateral may be significantly lower than expected, the source of repayment may not exist or may be significantly impaired, or CommerceOne may fund a loan that it would not have funded or on terms CommerceOne would not have extended. Whether a misrepresentation is made by CommerceOne’s customers or counterparties, CommerceOne may bear the risk of loss associated with the misrepresentation, which could include credit losses, damage to its brand, or other effects that could have a material adverse effect on CommerceOne’s business, financial condition and results of operations.
CommerceOne’s financial and accounting estimates and risk management framework rely on analytical forecasting and models.
The processes CommerceOne uses to estimate its financial condition and results of operations, including credit losses and the fair value of financial instruments, are reliant upon the use of analytical and forecasting models. Some of CommerceOne’s tools and metrics for managing risk are based on observed historical market behavior, and CommerceOne relies on quantitative models to measure risks and to estimate certain financial values.

Models may be used in processes such as determining the pricing of various products, grading loans and extending credit, measuring interest rate and other market risks, predicting losses, assessing capital adequacy and calculating regulatory capital levels, as well as estimating the value of financial instruments and balance sheet items.
Poorly designed or implemented models could adversely affect CommerceOne’s business decisions if the information is inadequate. In addition, CommerceOne’s models may fail to predict future risk exposures if the information used is inaccurate, obsolete or not sufficiently comparable to actual events as they occur. CommerceOne seeks to incorporate appropriate historical data in its models, but the range of market values and behaviors reflected in any period of historical data is not always predictive of future developments in any particular period and the period of data CommerceOne incorporates into its models may turn out to be inappropriate for the future period being modeled. Additionally, these models may not operate properly, CommerceOne’s assumptions may be inaccurate, or CommerceOne’s assumptions may not be updated quickly enough to reflect changes in behavior, markets, or technology. In these instances, CommerceOne’s ability to manage risk would be limited and its risk exposure and losses could be significantly greater than its models indicated, which could harm CommerceOne’s brand and adversely affect its revenues and profits. Finally, information provided to CommerceOne’s regulators based on poorly designed or implemented models could be inaccurate or insufficient, which could adversely affect some of the decisions that CommerceOne’s regulators make, including those related to capital distributions to its stockholders, and subject CommerceOne to supervisory criticism and costs relating to remediation.
Accounting rules require CommerceOne to make subjective determinations and use estimates, which may vary from actual results and materially impact its financial condition and results of operations.
CommerceOne’s accounting policies and methods are fundamental to how it records and reports its financial condition and results of operations and, at times, require management to exercise judgment in their application so as to report CommerceOne’s financial condition and results of operations in the most appropriate manner. Certain accounting policies, such as the allowance for credit losses on loans, are critical because they require management to make difficult, subjective or complex judgments about matters that are inherently uncertain and in which the likelihood exists that materially different estimates could result under different conditions or through the utilization of different assumptions. See “CommerceOne Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” If CommerceOne’s estimates are inaccurate or must be adjusted periodically, its financial condition and results of operations could be materially impacted.
CommerceOne is subject to risk arising from failure or circumvention of its controls and procedures.
CommerceOne’s internal controls, including fraud detection and controls, disclosure controls and procedures, and corporate governance procedures are based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the controls and procedures are met. Any failure or circumvention of CommerceOne’s controls and procedures; failure to comply with regulations related to controls and procedures; or failure to comply with its corporate governance procedures could have a material adverse effect on CommerceOne’s brand, business, financial condition and results of operations, including subjecting CommerceOne to litigation, regulatory fines, penalties or other sanctions. Furthermore, notwithstanding the proliferation of technology and technology-based risk and control systems, CommerceOne’s business ultimately relies on its employees or those of its vendors, and CommerceOne is subject to the risk that they make mistakes or engage in violations of applicable policies, laws, rules or procedures that in the past have not, and in the future may not always be prevented by CommerceOne’s technological processes or by its controls and other procedures intended to prevent and detect such errors or violations. Human errors, malfeasance and other misconduct, even if promptly discovered and remediated, can result in damage to CommerceOne’s brand or legal risk and have a material adverse effect on CommerceOne’s business, financial condition and results of operations.
Strategic Risks Related to CommerceOne’s Business
Geographic concentration in Alabama may unfavorably impact CommerceOne’s long-term growth.
CommerceOne’s geographic concentration in Alabama makes its business highly susceptible to local economic conditions. See “—Market Risks Related to CommerceOne’s Business—CommerceOne’s business may be adversely affected by unfavorable economic conditions generally, and in Jefferson County and the central

Alabama area in particular.” The concentration of CommerceOne’s operations and customer base in Alabama, may make continued, long-term organic growth in Alabama unsustainable, which could have a material adverse effect on its business, financial condition and results of operations.
New lines of business, products or services may subject CommerceOne to additional risks.
From time to time, CommerceOne may implement new lines of business or offer new products and product enhancements as well as new services within existing lines of business. In acquiring, developing or marketing new lines of business, products, product enhancements or services, CommerceOne may invest significant time and resources, although there is no guarantee that these new lines of business, products, product enhancements or services will be successful or that CommerceOne will realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation and success of new lines of business or offerings of new products, product enhancements or services.
Furthermore, any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of CommerceOne’s system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on its business, financial condition or results of operations.
CommerceOne operates in a highly competitive industry and market area, which may adversely affect its future success.
CommerceOne faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources than CommerceOne. Such competitors primarily include national, regional, and community banks operating within Alabama. In many instances these national and regional banks have greater resources than CommerceOne, and the smaller community banks may have stronger ties in Alabama, which may put CommerceOne at a competitive disadvantage. In addition, recent regulations have reduced the regulatory burden of large bank holding companies, and raised the asset thresholds at which more onerous requirements apply, which could cause certain large bank holding companies with less than $250 billion in total consolidated assets, which were previously subject to more stringent enhanced prudential standards, to become more competitive or to pursue expansion more aggressively. Additional deregulatory efforts from the current presidential administration could further reduce the burdens on larger banks, making them more competitive or freeing up additional capital. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation.
CommerceOne also faces competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, asset management firms, investment firms and other financial intermediaries. These other types of financial institutions may be subject to less stringent regulation, have lower cost structures, or benefit from other advantages. For example, credit unions have federal tax exemptions, which may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions such as commercial banks.
Technological advances and other changes, including the rise of artificial intelligence and automation, have lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. In particular, the activity of fintech companies, including those that focus on banking services and wealth management, has grown significantly over recent years and is expected to continue to grow. Some fintechs are not subject to the same regulation as CommerceOne, which may allow them to be more competitive. Fintechs have offered and may continue to offer bank or bank-like products and a number of such organizations have applied for bank or industrial loan charters while others have partnered with existing banks to allow them to offer deposit products to their customers. Increased competition from fintechs and the growth of digital banking may lead to product pricing pressures, the loss of customer deposits and lower loan originations, any of which could have a material adverse effect on CommerceOne’s business, financial condition and results of operations.

Additionally, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. In addition, the emergence, adoption and evolution of new technologies that do not require intermediation, including stablecoins, digital assets, blockchains and other technologies based on distributed ledgers, as well as advances in robotic process automation, could significantly affect the competition for financial services. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Further, many of CommerceOne’s competitors, due to their size, may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can.
Furthermore, CommerceOne operates in a highly competitive industry that could become even more competitive as a result of continued industry consolidation. This consolidation may produce larger, better capitalized and more geographically diverse companies that are capable of offering a wider array of financial products and services at more competitive prices. For example, certain financial institutions operating within Alabama have recently completed mergers or acquisitions. These transactions may allow those financial institutions to benefit from cost savings and shared resources.
Competition for loans is based on factors such as interest rates, loan origination fees and the range of services offered by the provider. CommerceOne’s ability to compete successfully depends on a number of factors, including, among other things: (i) the ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound banking practices; (ii) the ability to expand within CommerceOne’s marketplace and with its market position; (iii) the scope, relevance and pricing of products and services offered to meet customer needs and demands; (iv) the rate at which it introduces new products and services relative to its competitors; (v) customer satisfaction with its level of service; and (vi) industry and general economic trends. Failure to perform in any of these areas could significantly weaken CommerceOne’s competitive position, which could adversely affect its growth and profitability, which, in turn, could have a material adverse effect on its business, financial condition and results of operations.
The financial services industry continually encounters technological changes and CommerceOne’s failure to understand and adapt to these changes could hurt its business.
The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. CommerceOne’s future success depends, in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in its operations.
Many of CommerceOne’s competitors have substantially greater resources to invest in technological improvements. CommerceOne may not be able to effectively or timely implement new technology-driven products and services or be successful in marketing these products and services to its customers and clients. In addition, the implementation of technological changes, such as AI technologies, and upgrades to maintain current systems and integrate new systems may also cause service interruptions, transaction processing errors, system conversion delays, and other adverse developments, and may cause CommerceOne to fail to comply with applicable laws or may otherwise result in an increase, potentially a material increase, in its expenses. Failure to successfully keep pace with technological change affecting the financial services industry and failure to avoid interruptions, errors and delays could cause CommerceOne to lose customers or have a material adverse effect on its business, financial condition and results of operations.
CommerceOne expects that new technologies and business processes applicable to the financial services industry will continue to emerge, and these new technologies and business processes may be better than those it currently uses. As these technologies improve in the future, CommerceOne expects to be required to make significant capital expenditures in order to remain competitive, which may increase its overall expenses and have a material adverse effect on its business, financial condition and results of operations. Further, because the pace of technological change is high and the financial services industry is intensely competitive, CommerceOne may not be able to sustain its continued investment in new technology as critical systems and applications become obsolete and better ones become available. A failure to maintain current technology and business processes could cause disruptions in CommerceOne’s operations or cause its products and services to be less competitive, all of which could have a material adverse effect on its business, financial condition and results of operations.

CommerceOne is dependent on its management team and key employees.
CommerceOne’s success depends, in large part, on the retention of its existing management team and key employees. CommerceOne’s existing management team and other key employees, including those who conduct its loan originations and other business development activities, have significant industry experience and long-term customer relationships. CommerceOne is unable to ensure that it will be able to retain the services of any members of its existing management team or other key employees. The loss of any of its existing management team or its key employees could adversely affect CommerceOne’s business because of their skills, knowledge of the market, years of industry experience, customer relationships and the difficulty of finding qualified replacement personnel. CommerceOne may not be able to find adequate replacements on a timely basis, or at all. In addition, any inability to effectively transition the roles of its management team or its key employees or attract permanent successors for such roles could adversely impact CommerceOne’s business.
CommerceOne’s future success and growth also depends on its continuing ability to attract, develop, motivate and retain highly qualified management personnel and other key employees to complement and succeed its existing management team. Qualified individuals are in high demand, and CommerceOne may incur significant costs to attract and retain them. Because the market for qualified individuals is highly competitive, CommerceOne may not be able to attract and retain qualified individuals. CommerceOne’s ability to attract, develop, motivate and retain key employees may also be negatively affected by government policies, such as immigration policies and limits on incentive compensation. Failure to attract and retain a qualified management team and qualified key employees could have a material adverse effect on CommerceOne’s business, financial condition and results of operations.
CommerceOne is exposed to risks of harm to its brand, which could adversely impact its business and results of operations.
A negative public opinion of CommerceOne and its business, whether or not accurate or true, can result from any number of activities, including: lending or foreclosure practices; corporate governance and potential conflicts of interest; ethical failures or fraud, including alleged deceptive or unfair lending or pricing practices; negative news about CommerceOne or the financial institutions industry generally; merger and acquisition activity; or general company performance. Significant harm to CommerceOne’s brand could also arise as a result of regulatory or governmental actions, litigation, employee misconduct or the activities of customers, developments and the actions of other participants in the financial services industry, including failures of CommerceOne’s contractual counterparties, such as service providers and vendors. A service disruption of CommerceOne’s technology platforms, or to those of its service providers or vendors, or an impact to its branches could have a negative impact on a customer’s access to banking services and harm its brand. There have been a number of widely publicized cases of outages in connection with access to cloud computing providers, such as an incident in October 2025 that affected many businesses worldwide. In particular, a cybersecurity event impacting CommerceOne’s or its customer’s data could have a negative impact on its brand and customer confidence in them and their cybersecurity.
Moreover, there has been an increased focus by investors and other stakeholders on topics related to corporate policies and approaches regarding diversity, equity and inclusion matters and environmental, social and governance matters. Due to divergent stakeholder views on these matters, CommerceOne faces an increased risk that any action, or lack thereof, by CommerceOne concerning these matters will be perceived negatively by at least some stakeholders, which could adversely affect its brand.
Additionally, the increased use of social media platforms facilitates the rapid dissemination of information or misinformation, which magnifies the potential harm to CommerceOne’s brand.
Legal, Regulatory and Compliance Risks Related to CommerceOne’s Business
CommerceOne is subject to extensive government regulation and supervision.
CommerceOne and CommerceOne Bank are subject to extensive federal and state regulation and supervision, which vests a significant amount of discretion in the various regulatory authorities, including the Federal Reserve, FDIC, and the Alabama State Banking Department. Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds and the banking system as a whole, not stockholders. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. These regulations and supervisory guidance affect CommerceOne’s lending practices, capital structure, investment practices and dividend policy, the fees it can charge for certain products or transactions, and its growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies or supervisory guidance or expectations, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, have affected, and could continue to affect, CommerceOne in substantial and unpredictable ways. Such changes have subjected CommerceOne to, and could continue to subject it to, additional costs, limit the types of financial services and products it can offer, limit its ability to return capital to stockholders or conduct certain activities, or increase the ability of non-banks to offer competing financial services and products, among other things. Recent political developments, including the new presidential administration in the United States, have added additional uncertainty with respect to new laws or regulations or changes in the interpretations or enforcement of existing laws or regulations.
Failure to comply with laws, regulations, policies or supervisory guidance, even if the failure was inadvertent, could result in enforcement and other legal actions by federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter, enforcement actions or sanctions by regulatory agencies, significant fines and civil money penalties and/or damage to CommerceOne’s brand. In this regard, government authorities, including the bank regulatory agencies, have in the past pursued, and could in the future pursue, aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. Directives issued to enforce such actions may be confidential and thus, in some instances, CommerceOne is not permitted to publicly disclose these actions. Litigation challenging actions or regulations by federal or state authorities could, depending on the outcome, significantly affect the regulatory and supervisory framework affecting CommerceOne’s operations. Any of the foregoing could have a material adverse effect on CommerceOne’s business, financial condition and results of operations.
In addition, CommerceOne faces regulatory scrutiny, including in the course of routine examinations, and new regulations in response to negative developments in the banking industry, which may increase its cost of doing business and reduce its profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate loan composition and concentrations, and capital as well as general oversight and control of the foregoing. CommerceOne could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on its business, financial condition and results of operations.
Further, CommerceOne is subject to income taxation at the U.S. federal level and by certain states and municipalities. Any adverse developments in tax laws or regulations, including legislative changes, judicial holdings or administrative interpretations, or any changes in the scope of its operations, could increase the amount of taxes to which CommerceOne is subject and could increase CommerceOne’s effective tax rate and have a material and adverse effect on CommerceOne’s business, financial condition and results of operations.
CommerceOne is subject to capital adequacy standards and, if it fails to meet these standards, CommerceOne will be subject to restrictions on its ability to make capital distributions and other restrictions.
CommerceOne and CommerceOne Bank are each required to comply with applicable capital adequacy standards established by federal banking agencies. CommerceOne and CommerceOne Bank are required to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital (CET1) to risk-weighted assets, and of Tier 1 capital to average assets. In addition, CommerceOne Bank must maintain an additional capital conservation buffer of 2.5% of total risk-weighted assets. For more information about CommerceOne’s regulatory capital, see Note 12, “Regulatory Matters,” to CommerceOne’s consolidated financial statements and the notes thereto included elsewhere in this prospectus.
Compliance with the capital requirements may limit CommerceOne’s operations that require the intensive use of capital and could adversely affect its ability to expand or maintain present business levels. Further, banking institutions that fall below the effective minimum capital ratios, including the capital conservation buffer, may be subject to regulatory sanctions, including restrictions on dividends, share repurchases, and certain discretionary executive compensation, and, in extreme cases, termination of deposit insurance by the FDIC.

Federal banking agencies have in the past, and could in the future, impose additional or more stringent regulatory capital requirements. The application of more stringent capital requirements for CommerceOne could, among other things, result in lower returns on invested capital, require the raising of additional capital and result in additional regulatory actions if CommerceOne is unable to comply with such requirements. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy and could limit CommerceOne’s ability to make distributions, including paying dividends.
CommerceOne is required to act as a source of financial and managerial strength for CommerceOne Bank in times of stress.
Federal law requires that a bank holding company, such as CommerceOne, act as a source of financial and managerial strength to its subsidiary bank, such as the CommerceOne Bank, and, under appropriate conditions, to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank.
A capital injection may be required at times when CommerceOne may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Providing such support is more likely during times of financial stress for CommerceOne and the CommerceOne Bank, which may make any capital CommerceOne is required to raise to provide such support more expensive than it might otherwise be. Any loan by a holding company to its subsidiary bank is subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its debt obligations. Thus, any borrowing that must be done by CommerceOne to make a required capital injection could be more difficult and expensive and could have a material adverse effect on its business, financial condition and results of operations.
Federal and state regulators periodically examine CommerceOne’s business, and it may be required to remediate adverse examination findings.
The Federal Reserve, with respect to CommerceOne, and the FDIC and the Alabama State Banking Department, with respect to the CommerceOne Bank, and other applicable federal and state bank regulatory agencies periodically examine CommerceOne’s business, including its compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that CommerceOne’s financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of CommerceOne’s operations had become unsatisfactory, or that CommerceOne was in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in CommerceOne’s capital, to restrict CommerceOne’s growth, to assess civil monetary penalties against its officers or directors, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate CommerceOne Bank’s deposit insurance and place CommerceOne Bank into receivership or conservatorship. In some instances, CommerceOne may not be permitted to publicly disclose these actions. Any regulatory action against CommerceOne could have a material adverse effect on CommerceOne’s business, financial condition and results of operations.
CommerceOne is subject to numerous laws designed to protect consumers, including the Community Reinvestment Act of 1977 (the “CRA”) and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.
The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose non-discriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution’s compliance with fair and responsible banking laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private litigation, including through class action litigation. Such actions could have a material adverse effect on CommerceOne’s business, financial condition and results of operations.
CommerceOne services almost all of its own loans, and loan servicing is subject to extensive regulation by federal, state and local governmental authorities as well as to various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years. If regulators impose new or more restrictive requirements, CommerceOne might incur additional significant costs to comply with such requirements which may adversely affect it. In addition, were CommerceOne to be subject to regulatory investigation or regulatory action regarding its loan modification and foreclosure practices, its financial condition and results of operations could be adversely affected.
In addition, the current U.S. presidential administration and Congress have been significantly altering the priorities, scope, practices and/or staffing levels of various regulatory agencies. As a result, state attorneys general and other state regulators may increase their enforcement activities to fill any actual or perceived “regulatory gap” at the federal level and seek to obtain remedies such as regulatory sanctions, customer recission rights and civil money penalties. Such uncertainties may make it more difficult for CommerceOne to comply with consumer protection laws, which may result in increased compliance costs and potential non-compliance and associated regulatory actions. Any regulatory action against CommerceOne could have a material adverse effect on its business, financial condition and results of operations.
Increases in FDIC insurance premiums and assessments may adversely affect CommerceOne’s results of operations.
The CommerceOne Bank is a member of the FDIC and the deposits of each of its depositors are insured to the maximum amount provided by the Federal Deposit Insurance Act, subject to CommerceOne Bank’s payment of deposit insurance premiums to the FDIC. As an FDIC-insured institution, CommerceOne Bank is assessed a quarterly deposit insurance premium. The FDIC calculates assessment rates applicable to CommerceOne Bank based on a variety of factors, including CommerceOne Bank’s capital adequacy, asset quality, management practices, earnings performance, liquidity, and sensitivity to market risk. A deterioration in any of these factors could result in an increase in CommerceOne Bank’s FDIC assessment rate.
The FDIC may also increase deposit insurance premiums based on changes to the adequacy of the Deposit Insurance Fund to cover the risk posed by all insured institutions. For example, to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund following the financial crisis, the FDIC increased deposit insurance assessment rates generally and, in response to bank failures in 2023, charged special assessments applicable to certain FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce profitability or limit CommerceOne’s ability to pursue certain business opportunities, which could have a material adverse effect on its business, financial condition and results of operations.
Litigation and regulatory actions, including possible enforcement actions, could subject CommerceOne to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on its business activities.
In the normal course of business, from time to time, CommerceOne has been, and may in the future be, involved in a variety of legal or regulatory proceedings. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Further, CommerceOne may in the future be subject to regulatory consent orders, civil money penalties, matters requiring attention or similar types of supervisory criticism. CommerceOne may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding its current and/or prior business activities. These claims or legal or regulatory actions could involve substantial compensatory or punitive damages, significant fines, penalties, defense costs, capital directives, regulatory agreements, obligations to change its business practices or other requirements resulting in increased expenses, diminished income and damage to its brand. It is inherently difficult to assess the outcome of these matters, and there can be no assurance that CommerceOne will prevail in any legal or regulatory action. CommerceOne’s involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in its favor, could also cause significant harm to its brand and divert management attention from the operation of its business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in additional litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have a material adverse effect on CommerceOne’s business, financial condition and results of operations.
CommerceOne faces a risk of non-compliance and enforcement actions with the federal Bank Secrecy Act of 1970 (the “BSA”) and other anti-money laundering and counter-terrorist financing statutes and regulations.
The BSA, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA PATRIOT Act”), Anti-Money Laundering Act of 2020 (“AMLA”) and other laws and regulations require financial institutions, among others, to institute and maintain an effective anti-money laundering compliance program and to file reports such as suspicious activity reports and currency transaction reports. CommerceOne’s products and services are subject to an increasingly strict set of legal and regulatory requirements to help detect and prevent money laundering, terrorist financing and other illicit activities. CommerceOne is required to comply with these and other anti-money laundering laws and regulations. CommerceOne’s efforts to comply with such laws and regulations could result in increased costs related to its regulatory oversight, as it may be required to add additional compliance personnel or incur other significant compliance-related expenses. The federal banking agencies and the U.S. Treasury Department’s Financial Crimes Enforcement Network are authorized to impose significant civil money penalties for violations of those requirements and have recently engaged in coordinated enforcement efforts against banks and other financial services providers with the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. In addition, the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) is responsible for administering and enforcing economic and trade sanctions against specified foreign parties, including countries and regimes, foreign individuals, and other foreign organizations and entities, and CommerceOne is responsible for, among other things, blocking the accounts of, and transactions with, prohibited parties identified by OFAC, avoiding unlicensed trade and financial transactions with such parties, and reporting blocked transactions after their occurrence. If CommerceOne violates these laws and regulations, or its policies, procedures and systems are deemed deficient, it could face severe consequences, including sanctions, fines, regulatory actions and damage to its brand. Any of these results could have a material adverse effect on its business, financial condition results of operations and prospects.
CommerceOne is subject to government regulation and oversight relating to data and privacy protection.
CommerceOne’s business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that it maintains and in those maintained by third parties with whom CommerceOne contracts to provide data services. CommerceOne also maintains important internal company data such as personally identifiable information about its employees and information relating to its operations. The integrity and protection of that customer and company data is important to CommerceOne. CommerceOne’s collection of such customer and company data is subject to extensive regulation and oversight.
CommerceOne is subject to laws and regulations relating to the privacy of the information of its customers, employees and others, and any failure to comply with these laws and regulations could expose CommerceOne to liability and/or damage to its brand. In addition, the U.S. Congress and federal regulatory agencies continue to consider new federal data privacy and security laws and regulations that, if enacted, would apply to CommerceOne. As new privacy-related laws and regulations are implemented, the time and resources needed for CommerceOne to comply with such laws and regulations, as well as its potential liability for non-compliance and reporting obligations in the case of data breaches, may significantly increase.

THE GREEN DOT SPECIAL MEETING
This section contains information for Green Dot stockholders about the Green Dot Special Meeting that Green Dot has called to allow Green Dot stockholders to consider and vote on the Green Dot Merger Proposal, the Green Dot Separation Proposal and other related matters. This proxy statement/prospectus is accompanied by a notice of the Green Dot Special Meeting, and a form of proxy card that the Green Dot Board is soliciting for use by Green Dot stockholders at the Green Dot Special Meeting and at any adjournments or postponements of the Green Dot Special Meeting.
Date, Time and Place of the Meeting
The Green Dot Special Meeting will be held virtually via the Internet on June 23, 2026, at 12:00 p.m., Mountain Time. The Green Dot Special Meeting is expected to be held in a virtual-only meeting format conducted via live webcast. Green Dot stockholders may participate in the virtual meeting by accessing www.virtualshareholdermeeting.com/GDOT2026SM.
Matters to Be Considered
At the Green Dot Special Meeting, Green Dot stockholders will be asked to consider and vote upon the following proposals:
•	the Green Dot Merger Proposal;
•	the Green Dot Separation Proposal;
•	the Green Dot Compensation Proposal; and
•	the Green Dot Adjournment Proposal.
Recommendation of Green Dot’s Board of Directors
The Green Dot Board unanimously recommends that you vote “FOR” the Green Dot Merger Proposal, “FOR” the Green Dot Separation Proposal, “FOR” the Green Dot Compensation Proposal and “FOR” the Green Dot Adjournment Proposal. See “The Mergers—Green Dot’s Reasons for the Green Dot Merger and the Payments Sale; Recommendation of the Green Dot Board of Directors” beginning on page 138 for a more detailed discussion of the Green Dot Board’s recommendation.
Record Date and Quorum
The Green Dot Board has fixed the close of business on May 15, 2026 as the record date for determination of Green Dot stockholders entitled to notice of and to vote at the Green Dot Special Meeting. As of May 5, 2026, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, there were 56,680,265 shares of Green Dot Common Stock outstanding.
Holders of a majority of the shares of Green Dot Common Stock outstanding on the record date must be present, either virtually or by proxy, to constitute a quorum at the Green Dot Special Meeting. If you fail to submit a proxy or to vote virtually at the Green Dot Special Meeting, your shares of Green Dot Common Stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
At the Green Dot Special Meeting, each outstanding share of Green Dot Common Stock is entitled to one (1) vote on all matters properly submitted to the Green Dot stockholders.
As of May 5, 2026, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, Green Dot’s directors and executive officers and their respective affiliates owned and were entitled to vote approximately 1,242,092 shares of Green Dot Common Stock, representing approximately 2.2 percent (2.2%) of the outstanding shares of Green Dot Common Stock. Green Dot currently expects that Green Dot’s directors and executive officers will vote their shares in favor of the Green Dot Merger Proposal, the Green Dot Separation Proposal, the Green Dot Compensation Proposal and the Green Dot Adjournment Proposal, although none of them has entered into any agreements obligating them to do so.

Vote Required; Treatment of Abstentions and Failure to Vote
Green Dot Merger Proposal:
•
Vote required: Approval of the Green Dot Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Green Dot Common Stock entitled to vote on the Green Dot Merger Proposal, assuming a quorum is present. Approval of the Green Dot Merger Proposal by the Green Dot stockholders is a condition to the completion of the transactions contemplated by the Merger Agreement, including the Green Dot Merger, and the transactions contemplated by the Separation Agreement.

•
Effect of abstentions and broker non-votes: Assuming a quorum is present, if you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote virtually at the Green Dot Special Meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Green Dot Merger Proposal, such abstention or failure to vote will have the same effect as a vote “AGAINST” the Green Dot Merger Proposal.

Green Dot Separation Proposal:
•
Vote required: Approval of the Green Dot Separation Proposal requires the affirmative vote of a majority of the outstanding shares of Green Dot Common Stock entitled to vote on the Green Dot Separation Proposal, assuming a quorum is present. Approval of the Green Dot Separation Proposal by the Green Dot stockholders is a condition to the completion of the transactions contemplated by the Merger Agreement, including the Green Dot Merger, and the transactions contemplated by the Separation Agreement.

•
Effect of abstentions and broker non-votes: Assuming a quorum is present, if you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote virtually at the Green Dot Special Meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Green Dot Separation Proposal, such abstention or failure to vote will have the same effect as a vote “AGAINST” the Green Dot Separation Proposal.

Green Dot Compensation Proposal:
•
Vote required: Approval of the Green Dot Compensation Proposal requires the affirmative vote of the holders of a majority of the shares of Green Dot Common Stock present in person or represented by proxy at the Green Dot Special Meeting and entitled to vote on the Green Dot Compensation Proposal, assuming a quorum is present. Approval of the Green Dot Compensation Proposal is not a condition to the completion of the transactions contemplated by either the Merger Agreement or the Separation Agreement. If the transactions contemplated by the Merger Agreement or the Separation Agreement are completed, the compensation related to the transactions contemplated by the Merger Agreement or the Separation Agreement, respectively, will be paid to Green Dot’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Green Dot stockholders fail to approve the Green Dot Compensation Proposal.

•
Effect of abstentions and broker non-votes: Assuming a quorum is present, if you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote virtually at the Green Dot Special Meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Green Dot Compensation Proposal, you will not be deemed to have cast a vote with respect to the Green Dot Compensation Proposal and such abstention or failure to vote will have no effect on the Green Dot Compensation Proposal.

Green Dot Adjournment Proposal:
•
Vote required: Approval of the Green Dot Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of Green Dot Common Stock present in person or represented by proxy at the Green Dot Special Meeting and entitled to vote on the Green Dot Adjournment Proposal. Approval of the Green Dot Adjournment Proposal is not a condition to the completion of the transactions contemplated by either the Merger Agreement or the Separation Agreement.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote virtually at the Green Dot Special Meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Green Dot Adjournment Proposal, you will not be deemed to have cast a vote with respect to the Green Dot Adjournment Proposal and such abstention or failure to vote will have no effect on the Green Dot Adjournment Proposal.

Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Green Dot Special Meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Green Dot Special Meeting.
Attending the Virtual Special Meeting
All Green Dot stockholders, including holders of record and stockholders who hold their shares of Green Dot Common Stock through banks, brokers or other nominees, are invited to attend the Green Dot Special Meeting. Stockholders of record can vote virtually at the Green Dot Special Meeting. If you are not a stockholder of record, you must obtain a proxy executed in your favor from the record holder of your shares of Green Dot Common Stock, such as a broker, bank or other nominee, to be able to vote virtually at the Green Dot Special Meeting. If you plan to attend the Green Dot Special Meeting, you must hold your shares of Green Dot Common Stock in your own name or have a letter from the record holder of your shares confirming your ownership.
If you are a record holder of Green Dot Common Stock, you will be able to attend the Green Dot Special Meeting online and vote during the meeting by visiting www.virtualshareholdermeeting.com/GDOT2026SM and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the Green Dot Special Meeting online and vote during the meeting by visiting www.virtualshareholdermeeting.com/GDOT2026SM and following the instructions. Please have your control number, which can be found on the voting instructions provided by Broadridge or your bank, broker, trustee or other nominee, to access the meeting. Because you are not the stockholder of record, you may not attend or vote your shares at the Green Dot Special Meeting unless you (i) request and obtain a legal proxy giving you the right to vote the shares at the meeting from the organization that holds your shares and (ii) register to attend the Green Dot Special Meeting. Please review this information prior to the Green Dot Special Meeting to ensure you have access. If you are a stockholder of record, you do not need to register to attend the Green Dot Special Meeting. However, if you are the beneficial owner of your shares, you must register in advance to attend the Green Dot Special Meeting.
Stockholders will have substantially the same opportunities to participate in the virtual Green Dot Special Meeting as they would have at a physical, in-person meeting. Stockholders as of the record date will be able to attend and vote during a portion of the meeting via the online platform.
Technical assistance will be available for stockholders who experience an issue accessing the Green Dot Special Meeting. Contact information for technical support will appear on the Green Dot Special Meeting website prior to the start of the Green Dot Special Meeting.
Proxies
Green Dot stockholders may vote by proxy or virtually at the Green Dot Special Meeting. If you hold your shares of Green Dot Common Stock in your name as a holder of record, to submit a proxy, you, as a Green Dot stockholder, may use one of the following methods:
•	By telephone (by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions);
•	Over the Internet (by visiting the website indicated on the accompanying proxy card and following the instructions); or

•	By completing and returning the accompanying proxy card in the enclosed postage-paid envelope (the envelope requires no additional postage if mailed in the United States).
Green Dot requests that Green Dot stockholders vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Green Dot as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Green Dot Common Stock represented by it will be voted at the Green Dot Special Meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Green Dot Merger Proposal, “FOR” the Green Dot Separation Proposal, “FOR” the Green Dot Compensation Proposal and “FOR” the Green Dot Adjournment Proposal.
If a stockholder’s shares are held in “street name” by a broker, bank or other nominee, the stockholder should check the voting form used by that firm to determine whether the stockholder may vote by telephone or the Internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Green Dot Special Meeting virtually. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting because you may revoke your proxy at any time before it is voted.
Shares Held in Street Name
If your shares of Green Dot Common Stock are held in “street name” through a broker, bank or other nominee, you must instruct the broker, bank or other nominee on how to vote your shares. Your broker, bank or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank or other nominee.
You may not vote shares held in street name by returning a proxy card directly to Green Dot or by voting virtually at the Green Dot Special Meeting unless you provide a “legal proxy” giving you the right to vote the shares, which you must obtain from your broker, bank or other nominee.
Further, brokers, banks or other nominees who hold shares of Green Dot Common Stock on behalf of their customers may not give a proxy to Green Dot to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Green Dot Special Meeting.
To register to attend the virtual Green Dot Special Meeting online, you must obtain a legal proxy from your brokerage firm, bank or other nominee and submit proof of your legal proxy reflecting your holdings of our stock, along with your legal name and email address, to our virtual meeting provider, Broadridge. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m. Eastern time on June 22, 2026. You will receive a confirmation of your registration by email and a control number after we receive your registration materials. Requests for registration should be directed to the following:
•	By email: Forward the email from your brokerage firm, bank or other nominee, or attach an image of your legal proxy, to legalproxy@broadridge.com.
•	By mail: Mail to Broadridge, Attn: Legal Proxy Department, 51 Mercedes Way, Edgewood, NY 11717.
Revocability of Proxies
If you are a Green Dot stockholder of record, you may revoke your proxy at any time before it is voted by:
•	submitting a written notice of revocation to the Corporate Secretary of Green Dot;
•	granting a subsequently dated proxy;
•	voting by telephone or the Internet at a later time; or
•	attending virtually and voting at the Green Dot Special Meeting.
If you hold your shares of Green Dot Common Stock through a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote or, if you have obtained a legal proxy, by attending the Green Dot Special Meeting and voting.

Attendance at the Green Dot Special Meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Green Dot after the vote will not affect the vote. The mailing address of the Corporate Secretary of Green Dot is: Green Dot Corporation, 4675 Cornell Road, Suite 280, Cincinnati, Ohio 45241, Attn: Corporate Secretary. If the Green Dot Special Meeting is postponed or adjourned, it will not affect the ability of Green Dot stockholders of record as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this proxy statement/prospectus is being delivered to Green Dot stockholders residing at the same address, unless such Green Dot stockholders have notified Green Dot of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.
Green Dot will promptly deliver, upon oral or written request, a separate copy of the proxy statement/prospectus to any Green Dot stockholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed Green Dot’s proxy solicitor, Innisfree, by calling toll-free at (866) 239-1763.
Each stockholder receiving one such copy of the proxy statement/prospectus continues to receive a separate proxy card.
Solicitation of Proxies
To assist in the solicitation of proxies, Green Dot has retained Innisfree, and will pay Innisfree a fee (including reimbursement of out-of-pocket expenses) not to exceed $90,000. Green Dot and its proxy solicitor may also request banks, brokers and other intermediaries holding shares of Green Dot Common Stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Green Dot. No additional compensation will be paid to our directors, officers or employees for solicitation.
Other Matters to Come Before the Green Dot Special Meeting
Green Dot management knows of no other business to be presented at the Green Dot Special Meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding Green Dot’s Special Meeting or would like additional copies of this proxy statement/prospectus, please contact Green Dot’s Investor Relations department at 4675 Cornell Road, Suite 280, Cincinnati, Ohio 45241, Attn: Investor Relations, telephone number (626) 765-2000, or Green Dot’s proxy solicitor, Innisfree, by calling toll-free at (866) 239-1763.

GREEN DOT PROPOSALS
PROPOSAL 1: GREEN DOT MERGER PROPOSAL
Green Dot is asking Green Dot stockholders to adopt the Merger Agreement. Green Dot stockholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement, the Green Dot Merger and the other transactions contemplated by the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.
The adoption of the Merger Agreement by Green Dot stockholders is a condition to the completion of the transactions contemplated by the Merger Agreement and the Separation Agreement, including the Green Dot Merger.
The transactions contemplated by the Merger Agreement, including the Green Dot Merger, are also conditioned upon the approval of the transactions contemplated by the Separation Agreement by Green Dot stockholders. If the transactions contemplated by the Separation Agreement are not consummated in accordance with the terms thereof for any reason, the transactions contemplated by the Merger Agreement, including the Green Dot Merger, will not be effected.
Vote Required for Approval
Approval of the Green Dot Merger Proposal requires the affirmative vote of a majority of the outstanding shares of Green Dot Common Stock entitled to vote on the Green Dot Merger Proposal, assuming a quorum is present. Assuming a quorum is present, abstentions, broker non-votes and failure to vote will have the same effect as a vote “AGAINST” the Green Dot Merger Proposal.
Recommendation of the Green Dot Board
After careful consideration, the Green Dot Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Green Dot Merger, are advisable, expedient, fair to and in the best interests of Green Dot and its stockholders and declared it advisable to enter into the Merger Agreement and have unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Green Dot Merger. See “The Mergers—Green Dot’s Reasons for the Green Dot Merger and the Payments Sale; Recommendation of the Green Dot Board of Directors” beginning on page 138 in this proxy statement/prospectus for a more detailed discussion of the Green Dot Board’s recommendation.
THE GREEN DOT BOARD UNANIMOUSLY RECOMMENDS THAT GREEN DOT STOCKHOLDERS VOTE “FOR” THE GREEN DOT MERGER PROPOSAL.
PROPOSAL 2: GREEN DOT SEPARATION PROPOSAL
Green Dot is asking Green Dot stockholders to approve the transactions contemplated by the Separation Agreement. Green Dot stockholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Separation Agreement and the transactions contemplated by the Separation Agreement. A copy of the Separation Agreement is attached to this proxy statement/prospectus as Annex B.
The approval of the transactions contemplated by the Separation Agreement by Green Dot stockholders is a condition to the completion of the transactions contemplated by the Merger Agreement and the Separation Agreement, including the Green Dot Merger.
The transactions contemplated by the Separation Agreement are also conditioned upon the approval of the transactions contemplated by the Merger Agreement, including the Green Dot Merger, by Green Dot stockholders. If the transactions contemplated by the Merger Agreement, including the Green Dot Merger, are not consummated for any reason, the transactions contemplated by the Separation Agreement will not be effected.
Vote Required for Approval
Approval of the Green Dot Separation Proposal requires the affirmative vote of a majority of the outstanding shares of Green Dot Common Stock entitled to vote on the Green Dot Separation Proposal, assuming a quorum is present. Assuming a quorum is present, abstentions, broker non-votes and failure to vote will have the same effect as a vote “AGAINST” the Green Dot Separation Proposal.

Recommendation of the Green Dot Board
After careful consideration, the Green Dot Board unanimously determined that the transactions contemplated by the Separation Agreement are advisable, expedient, fair to and in the best interests of Green Dot and its stockholders and declared it advisable to enter into the Separation Agreement and have unanimously approved the Separation Agreement and the transactions contemplated thereby. See “The Mergers—Green Dot’s Reasons for the Green Dot Merger and the Payments Sale; Recommendation of the Green Dot Board of Directors” beginning on page 138 in this proxy statement/prospectus for a more detailed discussion of the Green Dot Board’s recommendation.
THE GREEN DOT BOARD UNANIMOUSLY RECOMMENDS THAT GREEN DOT STOCKHOLDERS VOTE “FOR” THE GREEN DOT SEPARATION PROPOSAL.
PROPOSAL 3: GREEN DOT COMPENSATION PROPOSAL
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Green Dot is seeking a non-binding, advisory stockholder approval of the compensation of Green Dot’s named executive officers that is based on or otherwise relates to the transactions contemplated by the Merger Agreement and the Separation Agreement as disclosed in the sections entitled “The Mergers—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale” beginning on page 165. The proposal gives Green Dot stockholders the opportunity to express their views on the compensation that may be paid or become payable to Green Dot’s named executive officers in connection with the transactions contemplated by the Merger Agreement and Separation Agreement.
Accordingly, Green Dot is asking Green Dot stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the Green Dot named executive officers, in connection with the transactions contemplated by either the Merger Agreement or the Separation Agreement, and any other agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Mergers—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale—Quantification of Potential Payments and Benefits to Green Dot Named Executive Officers in Connection with the Mergers and the Payments Sale—Golden Parachute Compensation” are hereby APPROVED.”
The advisory vote on the Green Dot Compensation Proposal is separate and apart from the votes on the Green Dot Merger Proposal, the Green Dot Separation Proposal and the Green Dot Adjournment Proposal. Accordingly, if you are a holder of Green Dot Common Stock, you may vote to approve the Green Dot Merger Proposal, the Green Dot Separation Proposal and/or the Green Dot Adjournment Proposal and vote not to approve the Green Dot Compensation Proposal, and vice versa.
Because the vote on the Green Dot Compensation Proposal is advisory only, it will not be binding on Green Dot. Accordingly, the approval of the Green Dot Compensation Proposal by Green Dot stockholders is not a condition to the completion of the transactions contemplated by either the Merger Agreement or the Separation Agreement. If the transactions contemplated by the Merger Agreement or the Separation Agreement are completed, the compensation related to the transactions contemplated by the Merger Agreement or the Separation Agreement, respectively, will be paid to Green Dot’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Green Dot stockholders fail to approve the Green Dot Compensation Proposal.
Vote Required for Approval
Approval of the Green Dot Compensation Proposal requires the affirmative vote of the holders of a majority of the shares of Green Dot Common Stock present in person or represented by proxy at the Green Dot Special Meeting and entitled to vote on the Green Dot Compensation Proposal, assuming a quorum is present. Assuming a quorum is present, abstentions, broker non-votes and failure to vote will have no effect on the outcome of the vote.

Recommendation of the Green Dot Board
THE GREEN DOT BOARD UNANIMOUSLY RECOMMENDS THAT GREEN DOT STOCKHOLDERS VOTE “FOR” THE ADVISORY GREEN DOT COMPENSATION PROPOSAL.
PROPOSAL 4: GREEN DOT ADJOURNMENT PROPOSAL
The Green Dot Special Meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Green Dot Special Meeting to approve both the Green Dot Merger Proposal and the Green Dot Separation Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Green Dot stockholders.
If, at the Green Dot Special Meeting, the number of shares of Green Dot Common Stock present or represented and voting in favor of the Green Dot Merger Proposal and the Green Dot Separation Proposal is insufficient to approve both the Green Dot Merger Proposal and the Green Dot Separation Proposal, Green Dot intends to move to adjourn the Green Dot Special Meeting in order to enable the Green Dot Board to solicit additional proxies for approval of both the Green Dot Merger Proposal and the Green Dot Separation Proposal. In that event, Green Dot expects it will ask Green Dot stockholders to vote upon the Green Dot Adjournment Proposal, but not the Green Dot Merger Proposal or the Green Dot Separation Proposal.
In this proposal, Green Dot is asking Green Dot stockholders to authorize the respective holder of any proxy solicited by the Green Dot Board, on a discretionary basis, (i) if there are not sufficient votes at the time of the Green Dot Special Meeting to approve both the Green Dot Merger Proposal and the Green Dot Separation Proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Green Dot stockholders, to vote in favor of adjourning the Green Dot Special Meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Green Dot stockholders who have previously voted.
The approval of the Green Dot Adjournment Proposal by Green Dot stockholders is not a condition to the completion of the transactions contemplated by either the Merger Agreement or the Separation Agreement.
Vote Required for Approval
Approval of the Green Dot Adjournment Proposal requires the affirmative vote of a majority of the shares of Green Dot Common Stock present in person or represented by proxy at the Green Dot Special Meeting and entitled to vote on the Green Dot Adjournment Proposal. Abstentions, broker non-votes and failure to vote will have no effect on the outcome of the vote.
Recommendation of the Green Dot Board
THE GREEN DOT BOARD UNANIMOUSLY RECOMMENDS THAT GREEN DOT STOCKHOLDERS VOTE “FOR” THE GREEN DOT ADJOURNMENT PROPOSAL.

THE COMMERCEONE SPECIAL MEETING
This section contains information for CommerceOne stockholders about the CommerceOne Special Meeting that CommerceOne has called to allow CommerceOne stockholders to consider and vote on the CommerceOne Mergers Proposal, the New CommerceOne 2026 Equity Incentive Plan Proposal and the CommerceOne Adjournment Proposal. This proxy statement/prospectus is accompanied by a notice of the CommerceOne Special Meeting, and a form of proxy card that the CommerceOne Board is soliciting for use by CommerceOne stockholders at the CommerceOne Special Meeting and at any adjournments or postponements of the CommerceOne Special Meeting.
Date, Time and Place of the Meeting
The CommerceOne Special Meeting will be held virtually via the internet on June 23, 2026 at 10:00 a.m., Central Time. The CommerceOne Special Meeting will be held in a virtual-only meeting format conducted via webcast. Stockholders may participate in the virtual meeting by accessing www.virtualshareholdermeeting.com/COMMSM2026.
Matters to Be Considered
At the CommerceOne Special Meeting, CommerceOne stockholders will be asked to consider and vote on the following proposals:
•	the CommerceOne Mergers Proposal;
•	the New CommerceOne 2026 Equity Incentive Plan Proposal; and
•	the CommerceOne Adjournment Proposal.
Recommendation of the CommerceOne Board
The CommerceOne Board recommends that you vote “FOR” the CommerceOne Mergers Proposal, “FOR” the New CommerceOne 2026 Equity Incentive Plan Proposal, and “FOR” the CommerceOne Adjournment Proposal. See the section entitled “The Mergers—CommerceOne’s Reasons for the Mergers; Recommendation of the CommerceOne Board of Directors” for a more detailed discussion of the CommerceOne Board’s recommendation.
Record Date and Quorum
The CommerceOne Board has fixed the close of business on May 15, 2026 as the record date for the determination of holders of CommerceOne Common Stock entitled to notice of, and to vote at, the CommerceOne Special Meeting. As of May 5, 2026, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, there were 4,938,428 shares of CommerceOne Common Stock outstanding. Under the Bylaws of CommerceOne, adopted as of March 9, 2022 (the “CommerceOne Bylaws”), the CommerceOne Board may not fix a record date for more than 70 days before the CommerceOne Special Meeting. A list of holders of CommerceOne Common Stock entitled to notice of, and to vote at, the CommerceOne Special Meeting will be made available for inspection electronically by any stockholder beginning two business days after such notice and through the CommerceOne Special Meeting upon request by emailing investor.relations@commerceonebank.com.
Holders of a majority of the outstanding shares of CommerceOne Common Stock entitled to vote at the CommerceOne Special Meeting must be present, either in attendance virtually via the CommerceOne Special Meeting website or by proxy, to constitute a quorum at the CommerceOne Special Meeting. If you fail to submit a proxy prior to the CommerceOne Special Meeting or to vote at the CommerceOne Special Meeting via the CommerceOne Special Meeting website, your shares of CommerceOne Common Stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
Under the CommerceOne Bylaws, even if less than a quorum, a majority of the shares represented at a meeting may adjourn the meeting from time to time without further notice other than announcement at the meeting.
At the CommerceOne Special Meeting, each share of CommerceOne Common Stock is entitled to one vote on all matters properly submitted to CommerceOne stockholders.

As of May 5, 2026, the last date before the date of this proxy statement/prospectus for which it was practicable to obtain this information, CommerceOne directors and executive officers and their affiliates owned and were entitled to vote approximately 1,443,166 shares of CommerceOne Common Stock, representing approximately 29.22% of the outstanding shares of CommerceOne Common Stock. CommerceOne currently expects that CommerceOne’s directors and executive officers will vote their shares in favor of the CommerceOne Mergers Proposal, the New CommerceOne 2026 Equity Incentive Plan Proposal and the CommerceOne Adjournment Proposal. In addition, certain significant stockholders of CommerceOne who were collectively the holders of record and beneficial owners of approximately 11.49% of the outstanding CommerceOne Common Stock as of November 23, 2025 have entered into a support agreement with respect to their CommerceOne Common Stock pursuant to which, subject to the terms and conditions of the Support Agreement, each supporting CommerceOne stockholder has agreed to, among other things, vote all of its subject shares in favor of the CommerceOne Mergers Proposal. A copy of the Support Agreement is attached as Annex C to the accompanying proxy statement/prospectus. For more information, please see the section entitled “The Support Agreement” beginning on page 210.
Vote Required; Treatment of Abstentions and Failure to Vote
Proposal 1: CommerceOne Mergers Proposal:
Vote required: If a quorum is present at the CommerceOne Special Meeting, approval of the CommerceOne Mergers Proposal requires that the number of votes cast at the CommerceOne Special Meeting favoring the CommerceOne Mergers Proposal exceeds the number of votes cast opposing the CommerceOne Mergers Proposal. In addition, the Merger Agreement provides that, as a condition to the completion of the Mergers, the CommerceOne Mergers Proposal be approved by the affirmative vote of a majority of the outstanding shares of CommerceOne Common Stock.
Effect of abstentions, broker non-votes and failure to vote: If you are present at the CommerceOne Special Meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” such abstention will not be taken into account in determining whether the CommerceOne Mergers Proposal is approved under Alabama law. If you are not present at the CommerceOne Special Meeting, do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, such failure to vote will not be taken into account in determining whether the CommerceOne Mergers Proposal is approved. Additionally, for purposes of satisfying the closing conditions under the Merger Agreement, if you are present at the CommerceOne Special Meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” such abstention will have the same effect as a vote “AGAINST” the CommerceOne Mergers Proposal. Failure to vote on the CommerceOne Mergers Proposal will have the same effect as a vote “AGAINST” the CommerceOne Mergers Proposal for purposes of satisfying such closing conditions. If you are not present at the CommerceOne Special Meeting, do not respond by proxy or do not provide Broadridge or your bank, broker, trustee or other nominee with instructions, as applicable, such failure to vote will have the same effect as a vote “AGAINST” the CommerceOne Mergers Proposal for purposes of satisfying the closing conditions under the Merger Agreement.
Proposal 2: New CommerceOne 2026 Equity Incentive Plan Proposal:
Vote required: If a quorum is present at the CommerceOne Special Meeting, approval of the New CommerceOne 2026 Equity Incentive Plan Proposal requires that the number of votes cast at the CommerceOne Special Meeting favoring the New CommerceOne 2026 Equity Incentive Plan Proposal exceeds the number of votes cast opposing the New CommerceOne 2026 Equity Incentive Plan Proposal. Approval of the New CommerceOne 2026 Equity Incentive Plan Proposal is not a condition to the completion of the Mergers.
Effect of abstentions, broker non-votes and failure to vote: If you are present at the CommerceOne Special Meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” such abstention will not be taken into account in determining whether the New CommerceOne 2026 Equity Incentive Plan Proposal is approved. If you are not present at the CommerceOne Special Meeting, do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, such failure to vote will not be taken into account in determining whether the New CommerceOne 2026 Equity Incentive Plan Proposal is approved.
Proposal 3: CommerceOne Adjournment Proposal:
Vote required: If a quorum is not present at the CommerceOne Special Meeting, the stockholders entitled to vote at the CommerceOne Special Meeting, present virtually via the CommerceOne Special Meeting website or represented by proxy, may adjourn the CommerceOne Special Meeting. Approval of the CommerceOne Adjournment Proposal requires that the number of votes cast favoring the CommerceOne Adjournment Proposal exceeds the number of votes cast opposing the CommerceOne Adjournment Proposal at the CommerceOne Special Meeting. Approval of the CommerceOne Adjournment Proposal is not a condition to the completion of the Mergers.
Effect of abstentions, broker non-votes and failure to vote: If you are present at the CommerceOne Special Meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” such abstention will not be taken into account in determining whether the CommerceOne Adjournment Proposal is approved. If you are not present at the CommerceOne Special Meeting, do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, such failure to vote will not be taken into account in determining whether the CommerceOne Adjournment Proposal is approved.
Attending the Virtual Special Meeting
The meeting webcast on June 23, 2026 will begin promptly at 10:00 a.m., Central Time. You are encouraged to access the meeting prior to the start time. Online check-in will begin 15 minutes before the meeting time, and you should allow ample time for the check-in procedures.
Only CommerceOne stockholders or their duly authorized and constituted proxies may virtually attend the CommerceOne Special Meeting. The control number printed on your proxy card or voting instruction materials is required to virtually attend the CommerceOne Special Meeting through the website at www.virtualshareholdermeeting.com/COMMSM2026 regardless of whether you are a registered stockholder or a beneficial stockholder. CommerceOne has been advised that Google Chrome and Microsoft Edge browsers will give the best user experience for participation in the virtual meeting.
CommerceOne’s Chair is expected to lead the meeting, and members of the CommerceOne Board are expected to be present during the CommerceOne Special Meeting. During the CommerceOne Special Meeting, you will be able to hear the business of the meeting as it is conducted, vote your shares if you have not already done so, access information that would normally be available at an in-person meeting, including the list of stockholders entitled to vote at the meeting, and submit questions to be answered by CommerceOne’s Chair. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints, and CommerceOne may choose to exclude questions deemed inappropriate or not relevant to the CommerceOne Special Meeting or the proposals being considered thereat.
The virtual CommerceOne Special Meeting has been designed to provide substantially the same rights to participate as you would have at an in-person meeting. Stockholders participating in the virtual meeting will be in a listen-only mode and will not be able to speak during the webcast. However, in order to maintain the interactive nature of the virtual meeting, virtual attendees are able to submit questions before and during the meeting through the virtual meeting portal. To submit a question, log into the virtual meeting platform at www.virtualshareholdermeeting.com/COMMSM2026, type your question into the “Ask a Question” field, and click “Submit.” Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once. In order to promote fairness and efficient use of time, CommerceOne may respond to only up to two questions from a single stockholder and may not be able to respond to all questions.
The virtual CommerceOne Special Meeting website will be hosted by Broadridge. In the event you have any technical difficulties logging into the meeting, support from Broadridge will be available. For more information, please go to the virtual meeting website, where you will be able to find additional information on technical support matters.
Proxies
If you are a holder of record of CommerceOne Common Stock as of May 15, 2026, the record date for the CommerceOne Special Meeting, you may submit your proxy before the CommerceOne Special Meeting in any of the following ways:
•	by telephone, by calling the toll-free number indicated on the enclosed proxy card and following the recorded instructions;
•	via the Internet, by accessing the website www.virtualshareholdermeeting.com/COMMSM2026 and following the instructions on the website; or

•	by mail, by completing, signing, dating and returning the enclosed proxy card to CommerceOne using the enclosed postage paid envelope.
If you intend to submit your proxy by via the Internet, you must do so by 10:59 p.m. Central Time on the day before the CommerceOne Special Meeting. If you intend to submit your proxy by mail, your completed proxy card must be received before the CommerceOne Special Meeting.
If you are a CommerceOne stockholder as of the record date, and you virtually attend the CommerceOne Special Meeting through the website provided using the control number from your proxy card or voting instruction materials, you may vote your shares associated with that control number online during the CommerceOne Special Meeting. Whether or not you intend to be virtually present at the CommerceOne Special Meeting, you are urged to complete, sign, date and return the enclosed proxy card to CommerceOne in the enclosed postage-paid envelope or by e-mailing to proxyvote@commerceonebank.com or submit a proxy via the Internet as described on the enclosed instructions as soon as possible. If you then virtually attend and vote your shares during the meeting, your original proxy will be revoked by virtually attending and voting at the CommerceOne Special Meeting.
Revocability of Proxies
If you are the record holder of CommerceOne Common Stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the CommerceOne Special Meeting. You can do this by:
•	timely delivering a signed written notice of revocation to the Corporate Secretary of CommerceOne;
•	timely delivering a new, valid proxy bearing a later date (including by mail, e-mail or internet); or
•
virtually attending the CommerceOne Special Meeting and voting during the meeting. Simply virtually attending the CommerceOne Special Meeting without voting will not revoke any proxy that you have previously given or change your vote.

Householding and Delivery of Proxy Materials
As permitted by applicable law, only one copy of this proxy statement/prospectus is being delivered to CommerceOne stockholders residing at the same address, unless such CommerceOne stockholders have notified CommerceOne of their desire to receive multiple copies of the proxy statement/prospectus/consent solicitation.
CommerceOne will promptly deliver, upon oral or written request, a separate copy of the proxy statement/prospectus to any CommerceOne stockholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to CommerceOne.
Solicitation of Proxies
CommerceOne and Green Dot will share equally the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. CommerceOne may request banks, brokers, trustees and other intermediaries holding shares of CommerceOne Common Stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by electronic means, advertisements and personal solicitation by the directors, officers or employees of CommerceOne. No additional compensation will be paid to CommerceOne directors, officers or employees for solicitation.
Other Matters to Come Before the CommerceOne Special Meeting
CommerceOne management knows of no other business to be presented at the CommerceOne Special Meeting, but if any other matters are properly presented at the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the CommerceOne Board’s recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding CommerceOne’s Special Meeting or would like additional copies of this proxy statement/prospectus, please contact CommerceOne by calling (205) 545-5745.

COMMERCEONE PROPOSALS
PROPOSAL 1: COMMERCEONE MERGERS PROPOSAL
CommerceOne is asking CommerceOne stockholders to approve the Merger Agreement and the transactions contemplated thereby, including the Mergers. CommerceOne stockholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the transactions contemplated thereby. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.
After careful consideration, the CommerceOne Board approved the Merger Agreement and declared the Merger Agreement and the transactions contemplated thereby, including the Mergers, to be advisable and in the best interest of CommerceOne and CommerceOne stockholders. See “The Mergers—CommerceOne’s Reasons for the Mergers; Recommendation of the CommerceOne Board of Directors” beginning on page 142 for a more detailed discussion of the CommerceOne Board’s recommendation.
Vote Required for Approval
The approval of the CommerceOne Mergers Proposal by CommerceOne stockholders is a condition to the completion of the Mergers. The vote on the CommerceOne Mergers Proposal is a vote separate and apart from the votes on the New CommerceOne 2026 Equity Incentive Plan Proposal and the CommerceOne Adjournment Proposal. Accordingly, if you are a holder of CommerceOne Common Stock, you may vote to approve the New CommerceOne 2026 Equity Incentive Plan Proposal and/or the CommerceOne Adjournment Proposal and vote not to approve the CommerceOne Mergers Proposal, and vice versa.
Approval of the CommerceOne Mergers Proposal is a condition to the completion of the Mergers. If a quorum is present at the CommerceOne Special Meeting, approval of the CommerceOne Mergers Proposal requires that the number of votes cast at the CommerceOne Special Meeting favoring the CommerceOne Mergers Proposal exceeds the number of votes cast opposing the CommerceOne Mergers Proposal. In addition, the Merger Agreement provides that, as a condition to the completion of the Mergers, the CommerceOne Mergers Proposal be approved by the affirmative vote of a majority of the outstanding shares of CommerceOne Common Stock. If you are present at the CommerceOne Special Meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” such abstention will not be taken into account in determining whether the CommerceOne Mergers Proposal is approved. If you are not present at the CommerceOne Special Meeting, do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, such failure to vote will not be taken into account in determining whether the CommerceOne Mergers Proposal is approved. In addition, the Merger Agreement provides that the closing of the Mergers is conditioned on the affirmative consent to the CommerceOne Mergers Proposal by holders of a majority of the outstanding shares of CommerceOne Common Stock.
Recommendation of the CommerceOne Board
THE COMMERCEONE BOARD RECOMMENDS A VOTE “FOR” THE COMMERCEONE MERGERS PROPOSAL.
PROPOSAL 2: NEW COMMERCEONE 2026 EQUITY INCENTIVE PLAN PROPOSAL
Overview
In this Proposal No. 2, we are asking our stockholders to approve the New CommerceOne 2026 Equity Incentive Plan (the “2026 Plan”). The total number of shares of New CommerceOne Common Stock that will initially be reserved for issuance under the 2026 Plan will equal 10% of New CommerceOne Common Stock outstanding on a fully diluted basis, subject to the increases described below. Prior to the consummation of the Mergers, the CommerceOne Board has approved and adopted, subject to CommerceOne stockholder approval, the 2026 Plan. If stockholders approve this proposal, the 2026 Plan will become effective on the consummation of the Mergers. If the 2026 Plan is not approved by the stockholders, it will not become effective and no awards will be granted thereunder. The 2026 Plan is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the 2026 Plan, a copy of which is attached hereto as Annex J.

General Information
The purpose of the 2026 Plan is to provide a means by which New CommerceOne can secure and retain the services of employees, directors and consultants, incentivize such persons to exert maximum efforts for the success of New CommerceOne and to provide a means by which such persons may be given an opportunity to benefit from increases in the value of New CommerceOne. The CommerceOne Board believes that the ability to grant equity-based incentive compensation will help New CommerceOne to attract, retain and motivate employees, consultants and directors and encourage them to devote their best efforts to New CommerceOne’s business and financial success.
Approval of the 2026 Plan by our stockholders is required, among other things, in order to comply with stock exchange rules requiring stockholder approval of equity compensation plans. If this New CommerceOne 2026 Equity Incentive Plan Proposal is approved by our stockholders, the 2026 Plan will become effective as of the Closing and New CommerceOne will register the necessary shares of New CommerceOne Common Stock on a Registration Statement on Form S-8. In the event that our stockholders do not approve this proposal, the 2026 Plan will not become effective.
New CommerceOne’s equity compensation program, as implemented under the 2026 Plan, will allow New CommerceOne to remain competitive with peer companies in the industry by giving it the resources to attract and retain talent to achieve its business objectives and build stockholder value. It is critical to New CommerceOne’s long-term success that the interests of employees and other service providers are tied to its success as “owners” of the business. Approval of the 2026 Plan will allow New CommerceOne to grant equity-based incentive compensation at levels it determines to be appropriate in order to attract new employees and other service providers, motivate and retain existing employees and service providers and to provide incentives for such persons to contribute to New CommerceOne’s success and ultimately increase stockholder value. If our stockholders approve the 2026 Plan, approximately 10% of New CommerceOne Common Stock outstanding on a fully diluted basis will initially be available for grant under the 2026 Plan, subject to the increases described below and adjustment for specified changes in New CommerceOne’s capitalization, available for grant under the 2026 Plan as of the Closing. This pool size is necessary to provide sufficient reserved shares for a level of grants that will attract, retain and motivate new and existing employees and other participants.
Description of the New CommerceOne 2026 Equity Incentive Plan
A summary description of the material features of the 2026 Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2026 Plan and is qualified in its entirety by reference to the 2026 Plan, the form of which is attached to this proxy statement as Annex J and incorporated by reference herein in its entirety.
Awards. The 2026 Plan provides for the grant of incentive stock options (“ISOs”) within the meaning of Section 422 of the Code, nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates. Only employees, however, may receive grants of ISOs.
Eligibility. Any individual who is an employee of New CommerceOne or any of its affiliates, or any person who provides services to New CommerceOne or its affiliates, including members of the New CommerceOne Board following the Closing, is eligible to receive awards under the 2026 Plan at the discretion of the plan administrator. As of December 31, 2025, CommerceOne had 50 employees and eight directors who would be eligible to participate in the 2026 Plan and it expects that 200 employees and eight directors will be eligible to participate in the 2026 Plan after the consummation of the business combination described herein. Consultants are eligible to receive awards pursuant to the 2026 Plan, but as the plan administrator will have sole discretion to determine whether such consultants could receive an award, the number of consultants that could receive 2026 Plan awards is not determinable at this time.
Authorized Shares. Initially, the maximum number of shares of New CommerceOne Common Stock that may be issued under the 2026 Plan after it becomes effective will not exceed the number of shares equal to 10% of New CommerceOne Common Stock outstanding on a fully diluted basis, plus an annual increase on the first day of each year beginning in 2027 and ending in 2036, equal to the lesser of (A) three percent of the shares outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the New CommerceOne Board, or a duly authorized committee thereof. The maximum number of shares of New CommerceOne Common Stock that may be issued on the exercise of ISOs under the 2026 Plan is equal to the same number of shares initially available for grant under the 2026 Plan.
Shares subject to stock awards granted under the 2026 Plan that are assumed, converted or substituted as a result of New CommerceOne’s acquisition of another company do not reduce the number of shares available for issuance under the 2026 Plan. Available shares under a stockholder approved plan of an acquired company may be granted under the 2026 Plan and do not reduce the maximum number of shares available for issuance under the 2026 Plan. If any shares of New CommerceOne Common Stock issued pursuant to a stock award expire, terminate, or are forfeited back to, or reacquired by, New CommerceOne (i) because of the failure to vest, (ii) because an award is settled in cash (in whole or in part), (iii) to satisfy the exercise, strike or purchase price or (iv) to satisfy a tax withholding obligation in connection with an award, the shares that expire, terminate or are forfeited or reacquired by the Company will again become available for issuance under the 2026 Plan.
Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid to such non-employee director, will not exceed $1,000,000 in total value; provided, that the independent members of the Board may make exceptions to this limit (x) for a director participating in a special committee or (y) with respect to the calendar year during which any director is newly appointed (provided, in each case, that the non-employee director who will receive the additional compensation may not participate in the decision to award such additional compensation).
Plan Administration. The compensation committee of the New CommerceOne Board will administer the 2026 Plan and is referred to as the “plan administrator” herein. The plan administrator may also delegate the powers, authorities and discretions conferred on it under the 2026 Plan; provided that, in delegating its authority, the plan administrator will consider the extent to which any delegation may cause awards not to be exempt from Section 16 of the Exchange Act pursuant to Rules 16(b)-3(d)(1) or 16(b)-3(e) thereunder. Under the 2026 Plan, the plan administrator has the authority to determine the terms of its equity-based award grants, including recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.
Under the 2026 Plan, the plan administrator also generally has the authority to effect, with the consent of any materially adversely affected participant, (a) the reduction of the exercise, purchase or strike price of any outstanding option or stock appreciation right, (b) the cancellation of any outstanding option or stock appreciation right and the grant in substitution therefore of other awards, cash or other consideration or (c) any other action that is treated as a repricing under GAAP; provided, however, that if any such action constitutes a repricing under then-applicable stock exchange rules and listing standards it will be subject to the approval of New CommerceOne’s stockholders.
Stock Options. ISOs and NSOs are granted under award agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2026 Plan; provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of New CommerceOne Common Stock on the date of grant. The plan administrator also determines the terms and conditions of ISOs and NSOs, including vesting and forfeiture terms.
The plan administrator determines the term of stock options granted under the 2026 Plan, up to a maximum of ten years. In no event may an option be exercised after the expiration of its term.
Acceptable consideration for the purchase of New CommerceOne Common Stock issued upon the exercise of a stock option will be cash or certified or official bank check or as determined by the plan administrator, which may include (a) personal check, (b) shares of New CommerceOne Common Stock or (c) other forms of consideration approved by the plan administrator and acceptable under applicable law. The plan administrator may also make arrangements for the cashless exercise of a stock option.
Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.
Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of New CommerceOne Common Stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of New CommerceOne’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New CommerceOne’s total combined voting power or, if applicable, that of its parent or any of its subsidiary corporations unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the ISO does not exceed five years from the date of grant.
Stock Appreciation Rights. Stock appreciation rights are granted under award agreements adopted by the plan administrator. The plan administrator also determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of New CommerceOne Common Stock on the date granted. The plan administrator determines the terms and conditions of stock appreciation awards, including vesting and forfeiture terms. Stock appreciation rights may be settled in cash or shares of New CommerceOne Common Stock or in any other form of payment, as determined by the plan administrator and specified in the award agreement.
The plan administrator determines the term of stock appreciation rights granted under the 2026 Plan, up to a maximum of ten years. In no event may a stock appreciation right be exercised beyond the expiration of its term.
Restricted Stock Unit Awards. Restricted stock unit awards are granted under award agreements adopted by the plan administrator. The plan administrator determines the terms and conditions of restricted stock unit awards, including vesting and forfeiture terms. A restricted stock unit award may be settled by cash, delivery of shares of New CommerceOne Common Stock, a combination of cash and shares of New CommerceOne Common Stock as determined by the plan administrator, or in any other form of consideration set forth in the award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award; provided that all such dividend equivalents will be paid to the relevant participant when the award vests and will revert back to New CommerceOne if the award upon which such dividend equivalent were paid reverts back to New CommerceOne.
Restricted Stock Awards. Restricted stock awards are granted under award agreements adopted by the plan administrator. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms.
Performance Awards. The 2026 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.
The performance goals will be established by the plan administrator in connection with the grant, and may be adjusted, modified or amended by the plan administrator, at any time, retrospectively or prospectively. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices.
Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to New CommerceOne Common Stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.
Changes to Capital Structure. In the event there is a specified type of change in New CommerceOne’s capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (a) the maximum number of shares reserved for issuance under the 2026 Plan, (b) the maximum number of shares that may be issued on the exercise of ISOs, (c) the individual participant limitations pertaining to stock options and stock appreciation rights and (d) the terms of any outstanding stock awards, including, without limitation, the number of shares, the type of property or securities to which the award relates and the exercise price or strike price.
Change in Control Transactions. Unless the New CommerceOne plan administrator determines otherwise or as otherwise provided in the applicable award agreement, if a participant’s continuous service is terminated without cause, or the participant resigns for good reason, in either case, on or within two years after a change in control: (a) each award granted to such participant before such change in control will become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable; and (b) any shares deliverable pursuant to restricted stock units will be delivered promptly (but no later than 15 days) following such participant’s termination of continuous service. As of the change in control date, any outstanding performance award shall be deemed earned at the greater of the target level and the actual performance level at the date of the change in control with respect to all open performance periods and will cease to be subject to any further performance conditions but will continue to be subject to time-based vesting following the change in control in accordance with the original performance period.
In the event of a change in control, the plan administrator, in its sole discretion, will take one or more of the following actions with respect to awards:
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settle such awards for an amount of cash or securities equal to their value, where in the case of stock options and stock appreciation rights, the value of such awards, if any, will be equal to their in-the-money spread value (if any), as determined in the sole discretion of the plan administrator;

•
provide for the assumption of or the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted under the 2026 Plan, as determined in the sole discretion of the plan administrator;

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modify the terms of such awards to add events, conditions or circumstances (including termination of employment within a specified period after a change in control) upon which the vesting of such awards or lapse of restrictions thereon will accelerate;

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deem any performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue (as is or as adjusted by the plan administrator) after closing; or

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provide that for a period of at least 20 days prior to the change in control, any stock options or stock appreciation rights that would not otherwise become exercisable prior to the change in control will be exercisable as to all shares of New CommerceOne Common Stock subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the change in control and if the change in control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void) and that any stock options or stock appreciation rights not exercised prior to the consummation of the change in control will terminate and be of no further force and effect as of the consummation of the change in control.

In the event that the consideration paid in the change in control includes contingent value rights, earnout or indemnity payments or similar payments, then the plan administrator will determine if awards settled under the 2026 Plan are (a) valued at closing taking into account such contingent consideration (with the value determined by the plan administrator in its sole discretion) or (b) entitled to a share of such contingent consideration. For the avoidance of doubt, in the event of a change in control where all stock options and stock appreciation rights settled for an amount (as determined in the sole discretion of the plan administrator) of cash or securities, the plan administrator may, in its sole discretion, terminate any stock option or stock appreciation right for which the exercise price is equal to or exceeds the per share value of the consideration to be paid in the change in control transaction without payment of consideration therefor. Similar actions to those described herein may be taken in the event of a merger or other corporate reorganization that does not constitute a change in control.
Plan Amendment or Termination. The plan administrator has the authority to amend, suspend or terminate the 2026 Plan at any time; provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of New CommerceOne’s stockholders. The 2026 Plan will terminate on the day before the tenth anniversary of its effective date; provided, however, that all awards made under the 2026 Plan before its termination will remain in effect until such awards have been satisfied or terminated in accordance with the terms of the 2026 Plan and the applicable award agreements. No awards may be granted under the 2026 Plan while it is suspended or after it is terminated.
Federal Income Tax Consequences
The following is a summary of the principal U.S. federal income tax consequences to participants and New CommerceOne with respect to participation in the 2026 Plan, which will not become effective until the Closing. No awards will be issued under the 2026 Plan prior to the Closing. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired the 2026 Plan. The 2026 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. New CommerceOne’s ability to realize the benefit of any tax deductions described below depends on New CommerceOne’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of New CommerceOne’s tax reporting obligations.
Nonstatutory Stock Options. Generally, a participant will not be subject to taxation upon the grant of a NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price and will be subject to income tax withholding and FICA and FUTA taxes (“Employment Taxes”). The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day following exercise.
Incentive Stock Options. The 2026 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. However, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised.
If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.
Stock Appreciation Rights. Generally, a participant will not be subject to taxation upon the grant of a stock appreciation right. Upon exercise of the stock appreciation right, a participant will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise and will be subject to Employment Taxes. A participant’s basis in any shares received will be equal to the fair market value of the shares on the date of exercise, and the holding period in the shares will begin on the day following the date of exercise.
Restricted Stock Awards. A participant will not be subject to tax upon receipt of a restricted stock award unless the participant makes a Section 83(b) election referred to below. Upon lapse of the forfeiture conditions or transfer restrictions (each, a “Vesting Date”), a participant will recognize ordinary income equal to the fair market value of the shares on the date of lapse (less any amount the participant may have paid for the shares) and will be subject to Employment Taxes. A participant’s basis in the shares received will be equal to the fair market value of the shares on the Vesting Date, and the holding period in the shares begins on the Vesting Date. If any dividends are paid on the shares prior to the Vesting Date, they will be includible in a participant’s income during the restricted period as additional compensation (and not as dividend income).
Unless prohibited by the applicable award agreement, a participant may elect, within 30 days after the date of the grant of the restricted stock, to recognize immediately (as ordinary income) the fair market value of the shares awarded (less any amount the participant may have paid for the shares), determined on the date of grant (without regard to the forfeiture conditions and transfer restrictions) and will be subject to Employment Taxes. This election is made pursuant to Section 83(b) of the Internal Revenue Code and the regulations thereunder. If a participant makes this election, the holding period will begin the day after the date of grant, dividends paid on the shares will be subject to the normal rules regarding distributions on stock and no additional income will be recognized by the participant upon the Vesting Date. However, if a participant forfeits the restricted stock before the Vesting Date, no deduction or capital loss will be available to the participant (even though the participant previously recognized income with respect to the forfeited shares).
Restricted Stock Unit Awards. A participant will not be subject to tax upon the grant of a restricted stock unit award. Upon vesting of the restricted stock unit award, a participant will be subject to Employment Taxes, and upon distribution of the shares and/or cash underlying the RSUs, a participant will recognize as ordinary income an amount equal to the fair market value (measured on the date of distribution) of the shares and/or cash received. This amount of income will be subject to income tax withholding on the date of distribution. A participant’s basis in any shares received will be equal to the fair market value of the shares on the date of distribution, and the holding period in the shares will begin on the day following the date of distribution. If any dividend equivalent amounts are paid to a participant, they will be includible in the participant’s income as additional compensation (and not as dividend income).
Tax Consequences to New CommerceOne
Deductions. New CommerceOne generally will be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with the delivery of shares of New CommerceOne Common Stock pursuant to a restricted stock unit award, the exercise of an option or stock appreciation right or the lapse of restrictions on restricted stock. The Company will not be entitled to any tax deduction with respect to an ISO if the participant holds the shares for the required holding period prior to disposition of shares. New CommerceOne generally is not entitled to a deduction for amounts paid under the 2026 Plan that represents compensation paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1,000,000.
Section 409A. Unless otherwise expressly provided for in an award agreement, the 2026 Plan and award agreements thereunder will be interpreted to the greatest extent possible in a manner that makes the 2026 Plan and the awards granted thereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If an award is subject to Section 409A, but does not comply with the requirements of Section 409A, the taxable events as described above could apply earlier than described and could result in the imposition of an additional 20% excise tax and interest charge on the award.
Golden Parachute Payments. The ability of New CommerceOne (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2026 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.
New Plan Benefits
The awards, if any, that will be made to eligible persons under the 2026 Plan are subject to the discretion of the New CommerceOne Board. Therefore, CommerceOne cannot currently determine the benefits or number of shares that may be subject to awards granted under the 2026 Plan in the future. CommerceOne did not grant any equity-based awards to any employees (including its executive officers) or directors in 2025.
Consequences of Failing to Approve the New CommerceOne 2026 Equity Incentive Plan Proposal
The 2026 Plan will not be implemented unless approved by the stockholders. If the 2026 Plan is not approved by the stockholders, the 2026 Plan will not be adopted and no awards will be granted thereunder. Instead, New CommerceOne may elect to provide compensation through other means, such as cash-settled awards or other cash compensation, to assure that New CommerceOne and its subsidiaries can attract and retain qualified personnel.
Vote Required for Approval
The New CommerceOne 2026 Equity Incentive Plan Proposal is conditioned on the approval of the CommerceOne Mergers Proposal at the special meeting. If the CommerceOne Mergers Proposal is not approved, this New CommerceOne 2026 Equity Incentive Plan Proposal will have no effect, even if approved by our stockholders.

If a quorum is present at the CommerceOne Special Meeting, approval of the New CommerceOne 2026 Equity Incentive Plan Proposal requires that the number of votes cast at the CommerceOne Special Meeting favoring the New CommerceOne 2026 Equity Incentive Plan Proposal exceeds the number of votes cast opposing the New CommerceOne 2026 Equity Incentive Plan Proposal. If you are present at the CommerceOne Special Meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” such abstention will not be taken into account in determining whether the New CommerceOne 2026 Equity Incentive Plan Proposal is approved. If you are not present at the CommerceOne Special Meeting, do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, such failure to vote will not be taken into account in determining whether the New CommerceOne 2026 Equity Incentive Plan Proposal is approved.
Recommendation of the CommerceOne Board
THE COMMERCEONE BOARD RECOMMENDS THAT COMMERCEONE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NEW COMMERCEONE 2026 EQUITY INCENTIVE PLAN PROPOSAL.
PROPOSAL 3: COMMERCEONE ADJOURNMENT PROPOSAL
The CommerceOne Special Meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the CommerceOne Special Meeting to approve the CommerceOne Mergers Proposal. If, at the CommerceOne Special Meeting, the number of shares of CommerceOne Common Stock present virtually or represented and voting in favor of the CommerceOne Mergers Proposal is insufficient to approve the CommerceOne Mergers Proposal, CommerceOne intends to move to adjourn the CommerceOne Special Meeting in order to enable the CommerceOne Board to solicit additional proxies for approval of the CommerceOne Mergers Proposal. In that event, CommerceOne will ask CommerceOne stockholders to vote upon the CommerceOne Adjournment Proposal, but not the CommerceOne Mergers Proposal.
In this proposal, CommerceOne is asking CommerceOne stockholders to authorize the holder of any proxy solicited by the CommerceOne Board, on a discretionary basis, to vote in favor of adjourning the CommerceOne Special Meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from CommerceOne stockholders who have previously voted, if a quorum is not present or if there are not sufficient votes at the time of the CommerceOne Special Meeting to approve the CommerceOne Mergers Proposal. Pursuant to the CommerceOne Bylaws, the CommerceOne Special Meeting may be adjourned without further notice being given.
Vote Required for Approval
The approval of the CommerceOne Adjournment Proposal by CommerceOne stockholders is not a condition to the completion of the Mergers. The vote on the CommerceOne Adjournment Proposal is a vote separate and apart from the votes on the CommerceOne Mergers Proposal and the New CommerceOne 2026 Equity Incentive Plan Proposal. Accordingly, if you are a holder of CommerceOne Common Stock, you may vote to approve the CommerceOne Mergers Proposal and/or the New CommerceOne 2026 Equity Incentive Plan Proposal and vote not to approve the CommerceOne Adjournment Proposal, and vice versa.
Whether or not a quorum is present at the meeting, approval of the CommerceOne Adjournment Proposal requires that the number of votes cast favoring the CommerceOne Adjournment Proposal exceeds the number of votes cast opposing the CommerceOne Adjournment Proposal at the CommerceOne Special Meeting. If you are present at the CommerceOne Special Meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” such abstention will have no effect on such proposal. If you are not present at the CommerceOne Special Meeting, do not respond by proxy and do not provide your bank, broker, trustee or other nominee with instructions, as applicable, such failure to vote will have no effect on the vote count for such proposal.
Recommendation of the CommerceOne Board
THE COMMERCEONE BOARD RECOMMENDS A VOTE “FOR” THE COMMERCEONE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT THE COMPANIES
Green Dot Corporation
1675 N. Freedom Blvd (200 West) Building 1
Provo, UT 84604
(626) 765-2000
Green Dot is a financial technology platform and registered bank holding company that builds banking and payment solutions to create value, retain and reward customers, and accelerate growth for businesses of all sizes. For more than two decades, Green Dot has delivered financial tools and services that address the most pressing financial needs of consumers and businesses, and that transform the way people and businesses manage and move money. Through Green Dot Bank, Green Dot’s wholly-owned subsidiary, Green Dot delivers a broad spectrum of financial products to consumers and businesses through its portfolio of brands, including debit, checking, credit, prepaid, and payroll cards, as well as robust money processing services, such as tax refunds, cash deposits and disbursements.
Green Dot delivers a broad spectrum of financial products to consumers and businesses through its portfolio of brands, including: GO2bank, a leading digital and mobile bank account offering simple, secure and useful banking for Americans living paycheck to paycheck; the Green Dot Network of more than 90,000 retail distribution and cash access locations nationwide; Arc by Green Dot, the single-source embedded finance platform combining all of Green Dot’s secure banking and money processing capabilities to power businesses at all stages of growth; rapid! wage and disbursements solutions, providing pay card and earned wage access services to more than 7,000 businesses and their employees; and Santa Barbara Tax Products Group, Green Dot and its subsidiaries’ tax division, which processes more than 14 million tax refunds annually.
The non-bank financial technology and related assets and operations of Green Dot generate revenue through a variety of sources, including interchange fees assessed to merchants for transactions initiated by Green Dot accountholders and transaction and product usage fees charged to Green Dot accountholders in its deposit account programs, as well as program management service fees derived from its partners’ use of Green Dot’s technology platform and program management capabilities, and fees on its cash transfer services, tax refund transfers, and disbursements. Such non-bank financial technology and related assets and operations of Green Dot incur costs associated with processing expenses, marketing and revenue share expenses, transaction losses (such as losses from customer disputed transactions, unrecovered customer purchase transaction overdrafts and fraud), technology costs, and compensation and professional services expenses. Processing expenses consist of fees assessed by payment networks that process transactions, third-party card processors that maintain the records of customers’ accounts and process transaction authorizations and postings, bank fees associated with tax refund processing services and gateway and network fees associated with disbursement services. Marketing and revenue share expenses consist primarily of the commissions Green Dot pays to retail distributors, brokers and partners, advertising and marketing expenses, and the costs of manufacturing and distributing promotional materials to retail distributors and personalized debit cards to consumers who have activated their cards. Technology costs consist of hosting, telephone and communication costs, software licenses, and depreciation of internal-use software. Compensation and professional services expenses that consist of compensation and benefits it provides to its employees and third-party contractors and consultants.
Green Dot Bank generates revenue through interest income from the investment of its deposits and loans, and its costs include interest shared with certain BaaS partners, interest expense on deposits, FDIC insurance and compensation and professional services expenses that consist of compensation and benefits it provides to its employees and third-party contractors and consultants.
For the fiscal year ended December 31, 2025, Green Dot’s non-bank financial technology and related assets and operations generated 32% and 36% of Green Dot’s consolidated revenue and operating expenses, respectively. Green Dot estimates that, following the consummation of the transactions contemplated by the Separation Agreement and the Combined Company’s entry into the Master Services Agreement with Payments Buyer, 97% of Green Dot’s consolidated revenue and operating expenses for the fiscal year ended December 31, 2025 would be attributable to the payments business and 3% to Green Dot Bank, had the Payments Sale been consummated on January 1, 2025. For additional information, please see the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information”.

Founded in 1999, Green Dot has managed more than 80 million accounts to date both directly and through its partners. Green Dot Bank is a subsidiary of Green Dot Corporation and member of the FDIC.
Green Dot’s common stock is traded on the NYSE under the symbol “GDOT.”
CommerceOne Financial Corporation
17 20th Street North, Suite 500
Birmingham, AL 35203
(205) 719-5750
General
CommerceOne is a privately-owned bank holding company whose business is conducted by its wholly-owned subsidiary, CommerceOne Bank. Founded in 2018, CommerceOne Bank is a commercial bank headquartered in Birmingham, Jefferson County, Alabama. CommerceOne Bank provides a full range of banking services in its primary market area of Jefferson County and the central Alabama area.
As of December 31, 2025, CommerceOne had total assets of approximately $837 million, total loans and leases of approximately $712 million and total deposits of approximately $713 million.
CommerceOne is a bank holding company under the BHC Act. As a result, CommerceOne is primarily subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve Board. CommerceOne Bank operates under an Alabama state banking charter issued by the ASBD, its primary state regulator. CommerceOne Bank is not a member of the Federal Reserve System. CommerceOne Bank is a member of the Federal Home Loan Bank (“FHLB”) system, and maintains insurance on deposit accounts with the FDIC, which is CommerceOne Bank’s primary federal regulator.
CommerceOne depends on dividends, distributions and other payments from CommerceOne Bank to meet CommerceOne’s obligations. Because of regulatory considerations and restrictions, CommerceOne Bank’s profitability affects the amount of dividends that CommerceOne Bank may pay to CommerceOne.
Business
CommerceOne Bank provides private banking, commercial banking and treasury management services in its primary market area of Jefferson County and the central Alabama area.
CommerceOne Bank’s private banking products include checking, savings and money market accounts, along with online and mobile banking and notary services. Private banking clients also have access to a variety of consumer credit products, including home equity lines of credit, home equity loans, construction loans, private banking lines of credit, loans secured by raw or farm land and other term loans.
CommerceOne Bank’s banking products and services for businesses include commercial checking, savings and money market accounts. Commercial banking clients also have access to a variety of commercial credit products, including term loans, equipment financing, working capital lines of credit, commercial real estate loans, loans guaranteed by the Small Business Administration, government contracting lines of credit and specialty vehicle loans.
Treasury management services include domestic and international wire transfer capabilities, ACH origination, positive pay services, lockbox processing, sweep services, and cash-management reporting tools. CommerceOne Bank also offers Autobooks, a receivables and payments solution, which allows commercial clients to invoice customers and receive electronic payments.
Employees
As of December 31, 2025, CommerceOne Bank employed 50 full-time equivalent employees. No employees of CommerceOne Bank are covered by a collective bargaining agreement.
Properties
CommerceOne’s executive offices and the main office of CommerceOne Bank are located at 17 20th Street North, Suite 500, Birmingham, Alabama 35203. CommerceOne Bank also operates one branch location in Mountain Brook, Alabama. Both locations are leased under lease agreements with renewal options through 2050.

CommerceOne believes that upon expiration of each of its leases it will be able to extend the leases on satisfactory terms or relocate to another acceptable location. CommerceOne believes that both locations are in good condition and adequate to meet its present needs.
Legal Proceedings
In the normal course of business, CommerceOne is involved in various legal proceedings. In the opinion of CommerceOne’s management, any liability resulting from such proceedings would not have a material effect on CommerceOne’s consolidated financial statements.
Competition
The banking industry is highly competitive. CommerceOne Bank competes to make loans, attract deposits, and provide other financial services with other banks and other kinds of financial institutions, such as savings and loan associations, credit unions, mortgage brokers, private lenders, securities firms, and insurance companies, many of which have national reach and greater resources or are subject to less stringent regulations. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as an increasing level of interstate banking have created a highly competitive environment for private and commercial banking, and competition among providers of financial products and services continues to increase, with consumers having the opportunity to select from a growing variety of traditional and nontraditional alternatives, including fintech companies, which have grown significantly in recent years.
For more information about CommerceOne, please visit https://www.commerceonebank.com. The information provided on CommerceOne’s website is not part of this proxy statement/prospectus and is not incorporated herein by reference.
Compass Sub North, Inc.
17 20th Street North, Suite 500
Birmingham, AL 35203
(205) 719-5750
Compass Sub North, Inc. (“New CommerceOne”) is a Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne. New CommerceOne was formed in connection with the Merger Agreement and the Mergers for the purpose of holding CommerceOne Bank and Green Dot Bank as wholly-owned subsidiaries following completion of the Mergers. The business of New CommerceOne will be the combined business of CommerceOne Bank and Green Dot Bank. New CommerceOne is expected to change its name to “CommerceOne Financial Corporation” in connection with the Mergers.
Compass Sub East, Inc.
17 20th Street North, Suite 500
Birmingham, AL 35203
(205) 719-5750
Compass Sub East, Inc. (“Merger Sub One”) is a Delaware corporation, a direct, wholly-owned subsidiary of New CommerceOne and an indirect, wholly-owned subsidiary of CommerceOne. Merger Sub One was incorporated in connection with the Merger Agreement and the Mergers, and is not an operating company. Upon the completion of the CommerceOne Merger, Merger Sub One will merge with and into CommerceOne and cease to exist.
Compass Sub Northwest, Inc.
17 20th Street North, Suite 500
Birmingham, AL 35203
(205) 719-5750
Compass Sub Northwest, Inc. (“Merger Sub Two Holdco”) is a Delaware corporation, a direct, wholly-owned subsidiary of New CommerceOne and an indirect, wholly-owned subsidiary of CommerceOne. Merger Sub Two Holdco was incorporated in connection with the Merger Agreement and the Mergers, and is not an operating company. Upon completion of the Mergers, Merger Sub Two Holdco will be a wholly-owned subsidiary of New CommerceOne.

Compass Sub West, Inc.
17 20th Street North, Suite 500
Birmingham, AL 35203
(205) 719-5750
Compass Sub West, Inc. (“Merger Sub Two”) is a Delaware corporation, a direct, wholly-owned subsidiary of Merger Sub Two Holdco and an indirect, wholly-owned subsidiary of New CommerceOne and CommerceOne. Merger Sub Two was incorporated in connection with the Merger Agreement and the Mergers, and is not an operating company. Upon the completion of the Green Dot Merger, Merger Sub Two will merge with and into Green Dot and cease to exist. Immediately following the First Mergers, Green Dot will convert into a limited liability company (the “Conversion”), and immediately following the Conversion, Green Dot will distribute the stock of Green Dot Bank to Merger Sub Two Holdco (the “Distribution”). Immediately following the Distribution, Payments Buyer will acquire Green Dot and Green Dot’s non-bank financial technology and related assets and operations through the Payments Sale.

COMMERCEONE MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes thereto and other financial information included elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Factors that could cause such differences are discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this proxy statement/prospectus. We assume no obligation to update any of these forward-looking statements except to the extent required by law. Unless otherwise specified or the context otherwise requires, all references to “CommerceOne,” “we,” “our,” “us” and “our company” refer to CommerceOne and its subsidiaries.
Overview
CommerceOne, an Alabama corporation, is a privately owned bank holding company whose business is conducted by its wholly-owned subsidiary, CommerceOne Bank. Founded in 2018, CommerceOne Bank is a commercial bank headquartered in Birmingham, Jefferson County, Alabama. CommerceOne Bank provides a full range of banking services, including private banking, commercial banking and treasury management services, in its primary market area of Jefferson County and the central Alabama area. In addition to its main office in Birmingham, Alabama, CommerceOne Bank has entered into a lease for one branch location in Mountain Brook, Alabama. The branch commenced operations on October 2, 2025.
As of December 31, 2025, CommerceOne had total assets of approximately $837 million, total loans of approximately $712 million and total deposits of approximately $713 million.
Critical Accounting Policies and Estimates
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Preparing these statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. We believe that the estimates most susceptible to significant change in the near term relate to determining the allowance for credit losses on loans. Our significant accounting policies are detailed in Note 1, “Summary of Significant Accounting Policies,” to our consolidated financial statements and the notes thereto included elsewhere in this prospectus.
Non-GAAP Financial Measures
To supplement our consolidated financial statements prepared in accordance with GAAP, we use certain non-GAAP financial measures to evaluate our financial condition, results of operations and capital position. Management uses these non-GAAP financial measures for internal planning and forecasting purposes and believes they provide useful information to investors by facilitating period-to-period comparisons and enhancing comparability with other financial institutions.
These non-GAAP financial measures should be considered in addition to, and not as a substitute for, the most directly comparable financial measures prepared in accordance with GAAP.
Tangible Common Equity (Tangible Book Value)
Tangible common equity (“tangible book value”) is a non-GAAP financial measure calculated as total stockholders’ equity less goodwill and other intangible assets. CommerceOne does not have goodwill or other intangible assets; however, this measure is presented to enhance comparability with other financial institutions that may have such assets.
Management believes tangible common equity is useful because it presents CommerceOne’s capital position on a basis comparable to financial institutions that have goodwill or other intangible assets.

Reconciliation of Tangible Common Equity to GAAP Stockholders’ Equity:

	As of December 31,
(dollars in thousands)	2025	2024
Total stockholders’ equity (GAAP)	$87,715	$75,571
Less: goodwill	—	—
Less: other intangible assets	—	—
Tangible common equity (non-GAAP)	$87,715	$75,571

Return on Average Tangible Common Equity (ROATCE)
Return on average tangible common equity (“ROATCE”) is a non-GAAP financial measure calculated as net income divided by average tangible common equity. Because CommerceOne does not have goodwill or other intangible assets, average tangible common equity equals average total stockholders’ equity.
Management believes ROATCE is useful because it measures profitability based on tangible capital, allowing for comparability with financial institutions that have goodwill or other intangible assets.
Reconciliation of ROATCE to Return on Average Stockholders’ Equity (ROE):

	For Years Ended December 31,
(dollars in thousands)	2025	2024
Net income (GAAP)	$10,196	$9,804
Average stockholders’ equity (GAAP)	82,457	70,510
Less: goodwill	—	—
Less: other intangible assets	—	—
Average tangible common equity (non-GAAP)	$82,457	$70,510
ROE (GAAP)	12.37%	13.90%
ROATCE (non-GAAP)	12.37%	13.90%

Limitations of Non-GAAP Financial Measures
These non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. As a result, our non-GAAP financial measures are presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for our consolidated financial statements presented in accordance with GAAP.
Results of Operations
Net Income
The following table sets forth the principal components of net income for the periods indicated.

	For Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Interest income	$50,225	$44,942	$5,283	11.8%
Interest expense	20,064	21,286	(1,222)	-5.7%
Net interest income	30,161	23,656	6,505	27.5%
Provision for credit losses	1,214	1,294	(80)	-6.2%
Net interest income after provision for credit losses	28,947	22,362	6,585	29.4%
Non-interest income	1,284	603	681	112.9%

	For Years Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Non-interest expenses	16,477	9,845	6,632	67.4%
Income before income taxes	13,754	13,120	634	4.8%
Income tax expense	3,558	3,316	242	7.3%
Net income	$10,196	$9,804	$392	4.0%

For the year ended December 31, 2025, our net income was $10.2 million, representing an increase of $0.4 million, or 4.0%, compared to $9.8 million for the year ended December 31, 2024. The increase was primarily driven by a $6.5 million increase in net interest income, reflecting higher interest income on earning assets, as well as a $0.7 million increase in non-interest income, and an approximately $0.1 million decrease in the provision for credit losses. These favorable items were partially offset by an increase of approximately $6.6 million in non-interest expense.
Net Interest Income Analysis
Net interest income is equal to interest income minus interest expense. Interest income consists of interest and fees on loans, interest on taxable securities, interest on nontaxable securities and interest on deposits in banks. Interest expense consists of interest on deposits and interest on other borrowings.

	For Years Ended December 31,
	2025	2024	$ Change	% Change
Interest income
Interest and fees on loans	$45,211	$39,945	$5,266	13.2%
Taxable securities	1,645	1,590	55	3.5%
Nontaxable securities	167	162	5	3.1%
Deposits in banks	3,202	3,245	(43)	-1.3%
Total interest income	50,225	44,942	5,283	11.8%
Interest expense
Deposits	20,059	21,272	(1,213)	-5.7%
Other borrowings	5	14	(9)	-64.3%
Total interest expense	20,064	21,286	(1,222)	-5.7%
Net interest income	$30,161	$23,656	$6,505	27.5%

Interest income and expense are affected by fluctuations in interest rates, by changes in the volume of earning assets and interest-bearing liabilities, and by the interaction of these rate and volume factors. The following table presents an analysis of net interest income and net interest margin for the periods indicated. We divide each asset or liability category’s income or expense by its average daily balance to calculate the average yield or cost. Yields are calculated using day-count conventions generally applicable to each product type. In addition, yields on tax-exempt products are presented on a tax-equivalent basis.

	Year Ended December 31,			Year Ended December 31,
	2025			2024
(dollars in thousands)	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Assets:
Interest-earning assets:
Loans held for investment	$657,102	$45,211	6.88%	$552,459	$39,945	7.23%
Taxable investment securities	44,473	1,645	3.62%	42,953	1,590	3.63%
Non-taxable investment securities	7,721	167	3.24%	7,975	162	3.03%
Interest-bearing deposits in other banks	72,425	3,202	4.42%	61,391	3,245	5.29%
Total interest-earning assets	$781,721	$50,225	6.43%	$664,778	$44,942	6.77%
Less allowance for credit losses	(7,890)			(6,602)
Noninterest-earning assets	8,770			6,122
Total assets	$782,601			$664,298

	Year Ended December 31,			Year Ended December 31,
	2025			2024
(dollars in thousands)	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
Interest bearing demand	$63,157	$1,509	2.39%	$71,431	$2,493	3.49%
Savings and money market	461,073	16,849	3.65%	364,364	16,201	4.45%
Time deposits - retail	11,279	404	3.58%	12,272	518	4.22%
Time deposits - wholesale	29,601	1,296	4.38%	40,374	2,060	5.10%
FHLB advances	123	6	4.13%	246	14	5.57%
Other borrowings	—	—	5.04%	19	—	0.50%
Total interest-bearing liabilities	$565,233	$20,064	3.55%	$488,706	$21,286	4.36%
Noninterest-bearing liabilities:
Non-interest bearing deposits	130,703			102,482
Other liabilities	4,208			2,600
Total noninterest-bearing liabilities	134,911			105,082
Stockholders’ equity	82,457			70,510
Total liabilities and stockholders’ equity	$782,601			$664,298
Net interest income		$30,161			$23,656
Net interest spread			2.88%			2.41%
Net interest margin			3.86%			3.57%

The following table details the variances in net interest income caused by changes in average interest rates and volumes for the periods presented:

	For the Year Ended December 31, 2025 Compared to 2024
	Increase (Decrease) Due to Change In:
(dollars in thousands)	Average Volume	Average Rate	Total
Interest-earning assets:
Loans held for investment	$7,346	$(2,080)	$5,266
Taxable investment securities	318	(263)	55
Non-taxable investment securities	(8)	14	6
Interest-bearing deposits in other banks	532	(576)	(44)
Total increase (decrease) in interest income	$8,188	$(2,905)	$5,283
Interest-bearing liabilities:
Interest bearing demand	(269)	(714)	(983)
Savings and money market	3,785	(3,136)	649
Time deposits - retail	(38)	(76)	(114)
Time deposits - wholesale	(502)	(262)	(764)
FHLB advances	(7)	(3)	(10)
Other borrowings	—	—	—
Total increase (decrease) in interest expense	$2,969	$(4,191)	$(1,222)
Increase (decrease) in net interest income	$5,219	$1,286	$6,505

Changes in net interest income are analyzed by separating the effects of changes in average balances, yields and costs, and the number of days in the period. For presentation purposes, volume-related changes reflect changes in average balances, mix, and the number of days in the period, while rate-related changes reflect changes in pricing applied to average balances.
Changes in interest income and expense are attributable to both changes in volume and changes in rates. The combined effect of changes in both volume and rate has been allocated proportionally to the respective changes in volume and rate.

Interest Income
Interest and fees on loans held for investment. For the year ended December 31, 2025, our interest and fees on loans were $45.2 million, representing an increase of $5.3 million, or 13.2%, compared to $39.9 million for the year ended December 31, 2024. The increase was primarily driven by a $104.6 million increase in average loans held for investment.
Interest on taxable securities. For the year ended December 31, 2025, our interest on taxable securities was $1.65 million, representing an increase of approximately $55 thousand, or 3.5%, compared to $1.60 million for the year ended December 31, 2024. The increase was primarily driven by higher average balances of taxable investment securities, along with a modest increase in average yields compared to the prior-year period.
Interest on deposits in banks. For the year ended December 31, 2025, our interest on deposits in banks was $3.20 million, representing a decrease of $43 thousand, or (1.3%), compared to $3.24 million for the year ended December 31, 2024. The decrease was primarily driven by a decline in average yields, partially offset by an $11 million increase in average interest-bearing deposits in other banks compared to the prior-year period.
Interest Expense
Deposits. For the year ended December 31, 2025, our interest expense from deposits was $20.1 million, representing a decrease of $1.2 million, or (5.7%), compared to $21.3 million for the year ended December 31, 2024. The decrease was primarily driven by lower average pricing on interest-bearing demand deposits, partially offset by higher average balances of savings and money market deposits.
Provision for Credit Losses
The allowance for credit losses represents an amount that, in management’s judgment, is adequate to absorb lifetime expected credit losses on outstanding loans and unfunded credit exposures as of the balance sheet date. The provision for credit losses represents the amount charged to earnings during the period to adjust the allowance for credit losses to account for changes in loan balances, net charge-offs, recoveries, and expected losses on off-balance-sheet credit exposures.
Year Ended December 31, 2025 Compared to December 31, 2024. For the year ended December 31, 2025, the provision for credit losses was $1.21 million, representing a decrease of $80 thousand, or 6.2%, compared to $1.29 million for the year ended December 31, 2024. The decrease was primarily driven by lower net charge-offs, as the Company experienced net recoveries during 2025 compared to net charge-offs in the prior year, partially offset by loan growth.
During the year ended December 31, 2025, no charge-offs were recorded, while recoveries totaled $0.2 million, compared to $0.6 million of charge-offs and $0.3 million of recoveries during the prior-year period. As a result and combined with the growth of the loan portfolio, the allowance for credit losses increased to $8.6 million at December 31, 2025, compared to $7.3 million at December 31, 2024, primarily driven by loan growth.
Non-Interest Income
Non-interest income consists of service charges on deposit accounts and other income.

	Year Ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Non-interest income:
Service charges on deposit accounts	$431	$345	$86	24.9%
Other income	853	258	595	230.6%
Total non-interest income	$1,284	$603	$681	112.9%

Total non-interest income. For the year ended December 31, 2025, our non-interest income was $1.3 million, representing an increase of $681 thousand, or 112.9%, compared to $603 thousand for the year ended December 31, 2024.

Service charges on deposit accounts. For the year ended December 31, 2025, our service charges on deposit accounts were $431 thousand, representing an increase of $86 thousand, or 24.9%, compared to $345 thousand for the year ended December 31, 2024. The increase was primarily driven by higher service charge activity, including increased wire transfer income.
Other income. For the year ended December 31, 2025, our other income was $853 thousand, representing an increase of $595 thousand, or 230.6%, compared to $258 thousand for the year ended December 31, 2024. The increase was primarily driven by the recognition of approximately $0.6 million of employee retention credit (“ERC”) income, recognized after the Company evaluated its eligibility and received the ERC funds in August 2025.
Non-Interest Expenses
Non-interest expenses consist of salaries and employee benefits, occupancy and equipment expenses and other operating expenses.

	Year ended December 31,
(dollars in thousands)	2025	2024	$ Change	% Change
Non-interest expenses:
Salaries and employee benefits	$8,536	$6,351	$2,185	34.4%
Occupancy and equipment expenses	801	411	390	94.9%
Consulting and advisory	2,981	45	2,936	6,524%
Data processing	1,136	853	283	33.2%
Other operating expenses	3,023	2,185	838	38.4%
Total non-interest expenses	$16,477	$9,845	$6,632	67.4%

Total non-interest expenses. For the year ended December 31, 2025, our non-interest expense was $16.5 million, representing an increase of $6.6 million, or 67.4%, compared to $9.8 million for the year ended December 31, 2024. The increase was primarily driven by higher salaries and employee benefits, increased data processing expenses, and higher consulting and advisory costs.
Salaries and employee benefits. For the year ended December 31, 2025, our salaries and employee benefits were $8.5 million, representing an increase of $2.2 million, or 34.4%, compared to $6.4 million for the year ended December 31, 2024. The increase was primarily driven by higher salaries and incentive compensation, as well as increased payroll taxes and retirement contributions, reflecting headcount growth.
Occupancy and equipment expenses. For the year ended December 31, 2025, our occupancy and equipment expenses were $801 thousand, representing an increase of $390 thousand, or 94.9%, compared to $411 thousand for the year ended December 31, 2024. The increase was primarily driven by higher lease expense and depreciation, reflecting facility-related changes during the period.
Consulting and advisory. For the year ended December 31, 2025, our consulting and advisory expenses were $3.0 million, representing an increase of $2.9 million, compared to $45 thousand for the year ended December 31, 2024. The increase was primarily driven by higher professional fees associated with strategic initiatives, including merger-related activities, consulting engagements, and other advisory services incurred during the year..
Data processing. For the year ended December 31, 2025, our data processing expenses were $1.1 million, representing an increase of $283 thousand, or 33.2%, compared to $853 thousand for the year ended December 31, 2024. The increase was primarily driven by higher core processing and technology-related expenses, including system enhancements and increased transaction volumes.
Other operating expenses. For the year ended December 31, 2025, our other operating expenses were $3.0 million, representing an increase of $838 thousand, or 38.4%, compared to $2.2 million for the year ended December 31, 2024. The increase was primarily driven by higher FDIC insurance expenses, increased technology-related costs, and growth in other general operating expenses.

Income Tax Expense
Income tax expense. For the year ended December 31, 2025, our income tax expense was $3.6 million, representing an increase of $0.2 million, or 7.3%, compared to $3.3 million for the year ended December 31, 2024. The increase was primarily driven by higher pre-tax income.
Effective income tax rate. Our effective income tax rate was 25.9% for the year ended December 31, 2025, representing an increase of approximately 0.6 percentage points from 25.3% for the year ended December 31, 2024. The increase was primarily driven by period-to-period changes in discrete tax items, with no significant changes in statutory tax rates.
Financial Condition
Securities
Our securities portfolio is maintained primarily to support liquidity management and balance sheet flexibility, and is not a significant contributor to earnings. Our securities portfolio consists primarily of U.S. Treasury securities, U.S. government agency securities, state and political subdivision securities, mortgage-backed securities, collateralized mortgage obligations, and, to a lesser extent, corporate securities. Our securities are classified as available for sale and are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss). Purchase premiums and discounts are recognized in interest income using the interest method over the lives of the securities.
The following table summarizes our securities portfolio by the type of securities as of the dates indicated:

	As of December 31,
	2025		2024		Change
(dollars in thousands)	Amount	% of Total Securities	Amount	% of Total Securities	$	%
U.S. treasury notes and bonds	$9,838	22.2%	$9,809	20.4%	$29	0.3%
U.S. Government sponsored agency securities	5,295	11.9%	6,653	13.8%	(1,358)	-20.4%
State and political subdivisions	7,992	18.0%	8,343	17.4%	(351)	-4.2%
Corporate securities	500	1.1%	1,492	3.1%	(992)	-66.5%
Mortgage-backed securities	12,290	27.7%	13,145	27.3%	(855)	-6.5%
CMOs and structured CMBS	8,472	19.1%	8,633	18.0%	(161)	-1.9%
Total securities	$44,387	100.0%	$48,075	100.0%	$(3,688)	-7.7%

As of December 31, 2025, our total investment securities were $44.4 million, representing a decrease of $3.7 million compared to $48.1 million as of December 31, 2024. The decrease was primarily driven by portfolio runoff and repositioning, consistent with CommerceOne’s liquidity management strategy.

The following table summarizes the amortized cost and weighted average yield of securities as of December 31, 2025 by contractual maturities.

	Balance as of December 31, 2025
(dollars in thousands)	Amortized Cost	Weighted Average Yield
U.S. treasury notes and bonds:
Due in one year or less	$—	—%
Due after one year through five years	—	—%
Due after five years through ten years	—	—%
Due after ten years	10,388	4.32%
	10,388	4.32%
U.S. Government sponsored agency securities:
Due in one year or less	—	—%
Due after one year through five years	4,440	2.64%
Due after five years through ten years	731	3.43%
Due after ten years	—	—%
	5,171	2.75%
SBA Securities:
Due in one year or less	—	—%
Due after one year through five years	256	2.93%
Due after five years through ten years	—	—%
Due after ten years	—	—%
	256	2.93%
State and political subdivisions - tax exempt:
Due in one year or less	—	—%
Due after one year through five years	848	2.45%
Due after five years through ten years	2,067	1.79%
Due after ten years	4,467	2.75%
	7,382	2.44%
State and political subdivisions - taxable:
Due in one year or less	—	—%
Due after one year through five years	—	—%
Due after five years through ten years	684	2.50%
Due after ten years	1,011	2.45%
	1,695	2.47%
Corporate securities:
Due in one year or less	—	—%
Due after one year through five years	—	—%
Due after five years through ten years	500	8.00%
Due after ten years	—	—%
	500	8.00%
Mortgage-backed securities:
Due in one year or less	95	2.92%
Due after one year through five years	1,626	3.12%
Due after five years through ten years	6,127	2.84%
Due after ten years	6,548	1.90%
	14,396	2.44%
CMOs and structured CMBS:
Due in one year or less	—	—%
Due after one year through five years	—	—%
Due after five years through ten years	8,311	4.41%
Due after ten years	—	—%
	8,311	4.41%
Total securities	$48,099	3.28%

Weighted average yields are calculated using the stated yield of each security, weighted by its amortized cost within the applicable maturity category. Yields on tax-exempt obligations are presented on a non-tax-equivalent basis. There were no material changes in the composition of the tax-exempt securities portfolio during the period.
Loan Portfolio
Our loan portfolio consists of construction and land development loans, 1-4 family first mortgage loans, commercial real estate loans, other real estate loans, commercial loans and consumer and other loans. The majority of our loans are secured by specific items of collateral including real property, consumer assets and business assets. Although we have a diversified loan portfolio, the ability of a substantial portion of our borrowers to honor their contracts is dependent on local economic conditions.
The following table summarizes our loan portfolio by the type of loans as of the dates indicated:

	As of December 31,
	2025		2024		Change
(dollars in thousands)	Amount	% of Total Loans	Amount	% of Total Loans	$	%
Construction and land development	$66,829	9.4%	$71,107	11.6%	$(4,278)	-6.0%
1-4 family first mortgage	44,004	6.2%	41,377	6.8%	2,627	6.3%
Commercial real estate	205,985	28.9%	193,327	31.6%	12,658	6.5%
Other real estate	142,888	20.0%	135,572	22.2%	7,316	5.4%
Commercial	238,095	33.4%	160,713	26.3%	77,382	48.1%
Consumer and other	14,885	2.1%	9,022	1.5%	5,863	65.0%
Total	$712,686	100.0%	$611,118	100.0%	$101,568	16.6%

Total loans. As of December 31, 2025, our total loans were $712.7 million, representing an increase of $101.6 million compared to $611.1 million as of December 31, 2024. The increase was primarily driven by growth in commercial loans, commercial real estate loans, and other real estate loans, partially offset by a decline in construction and land development loans.
Construction and land development loans. As of December 31, 2025, our construction and land development loans were $66.8 million, representing a decrease of $4.2 million compared to $71.1 million as of December 31, 2024. The decrease was primarily driven by paydowns and the completion of construction projects during the period, resulting in lower outstanding balances.
1-4 family first mortgage loans. As of December 31, 2025, our 1-4 family first mortgage loans were $44.0 million, representing an increase of $2.6 million compared to $41.4 million as of December 31, 2024. The increase was primarily driven by new loan originations during the period, partially offset by normal principal amortization and paydowns.
Commercial real estate loans. As of December 31, 2025, our commercial real estate loans were $206.0 million, representing an increase of $12.7 million compared to $193.3 million as of December 31, 2024. The increase was primarily driven by new loan originations and growth within the commercial real estate portfolio during the period, partially offset by normal principal amortization and paydowns.
Other real estate loans. As of December 31, 2025, our other real estate loans were $142.9 million, representing an increase of $7.3 million compared to $135.6 million as of December 31, 2024. The increase was primarily driven by new loan originations and growth within the portfolio during the period, partially offset by normal principal amortization and paydowns.
Commercial loans. As of December 31, 2025, our commercial loans were $238.1 million, representing an increase of $77.4 million compared to $160.7 million as of December 31, 2024. The increase was primarily driven by new loan originations and expansion of existing commercial lending relationships during the period, partially offset by normal principal repayments.
Consumer and other loans. As of December 31, 2025, our consumer and other loans were $14.9 million, representing an increase of $5.9 million compared to $9.0 million as of December 31, 2024. The increase was primarily driven by growth in consumer loan balances during the period, partially offset by normal principal repayments.

Loan Maturity and Sensitivity to Interest Rates
As of December 31, 2025, the contractual maturity distribution of our loan portfolio reflected a meaningful concentration of maturities in the near to intermediate-term. Loans with remaining contractual maturities of one year or less totaled $217.1 million (30.5% of total loans), loans maturing after one year through five years totaled $391.4 million (54.9%), and loans maturing after five years and through fifteen years totaled $104.2 million (14.6%). We had no loans with remaining contractual maturities after fifteen years.
Our loan portfolio also includes a mix of fixed-rate and variable-rate loans. As of December 31, 2025, variable-rate loans totaled $513.7 million (72.1% of total loans), while fixed-rate loans totaled $198.9 million (27.9% of total loans). Fixed-rate loans were concentrated in maturities of one year through five years ($143.0 million) with more limited amounts in the five-to-fifteen-year bucket ($10.2 million). Variable-rate loans were primarily concentrated in maturities after one year through five years ($248.5 million) and also comprised the majority of loans in the five-to-fifteen-year bucket ($94.0 million).
This maturity and repricing profile supports ongoing balance sheet management by providing a significant portion of loan cash flows and repricing opportunities within five years, while maintaining exposure across loan types and contractual structures.
The following table details maturities and sensitivity to interest rate changes for our loan portfolio as of December 31, 2025 and the contractual maturity and interest-rate profile of our loan portfolio:

	Remaining Contractual Maturity Held for Investment
(dollars in thousands)	One Year or Less	After One Year Through Five Years	After Five Years and Through Fifteen Years	After Fifteen Years	Total
Fixed rate loans:
Construction and land development	$1,340	$10,062	$—	$—	$11,402
1-4 family first mortgage	2,431	19,612	—	—	22,043
Commercial real estate	25,542	62,530	5,398	—	93,470
Other real estate	4,908	22,333	—	—	27,241
Commercial	11,465	27,149	4,786	—	43,400
Consumer and other	125	1,264	—	—	1,389
Total fixed rate loans	$45,811	$142,950	$10,184	$—	$198,945
Variable rate loans:
Construction and land development	$28,787	$25,112	$1,528	$—	$55,427
1-4 family first mortgage	6,538	10,295	5,128	—	21,961
Commercial real estate	13,761	92,384	6,370	—	112,515
Other real estate	13,482	32,091	70,074	—	115,647
Commercial	99,628	84,194	10,873	—	194,695
Consumer and other	9,121	4,375	—	—	13,496
Total variable rate loans	$171,317	$248,451	$93,973	$—	$513,741
Total loans	$217,128	$391,401	$104,157	$—	$712,686

Credit Policies and Procedures
CommerceOne maintains credit policies and procedures designed to promote sound credit quality and effective risk management. These policies establish underwriting standards, approval authorities, and ongoing monitoring practices tailored to the size, complexity, and risk characteristics of CommerceOne’s loan portfolio. Credit decisions are based on an evaluation of the borrower’s financial condition, cash flow, collateral, and overall creditworthiness, as applicable. CommerceOne monitors credit quality through periodic reviews, risk rating processes, and portfolio-level analysis, and adjusts its credit practices as conditions warrant.
Asset Quality
CommerceOne monitors asset quality through a combination of portfolio reviews, risk rating processes, and ongoing credit monitoring. Overall asset quality remained stable during the periods presented, with changes in nonperforming assets and net charge-offs reflecting normal portfolio activity and changes in loan balances. The allowance for credit losses is maintained at a level management believes is appropriate based on the composition and risk characteristics of the loan portfolio, historical loss experience, and current economic conditions.
Nonperforming Assets
Nonperforming assets consist of nonaccrual loans and other real estate owned, if any. Loans are generally placed on nonaccrual status when, in management’s judgment, the collectability of principal or interest is in doubt, typically when a loan becomes 90 days or more past due, unless the loan is well secured and in the process of collection. Loans that are past due but still accruing interest are not included in nonperforming assets and are monitored separately as part of CommerceOne’s overall asset quality assessment.
Nonperforming assets remained at manageable levels during the annual periods presented. Any nonperforming assets reflected isolated credit activity rather than deterioration in overall portfolio credit quality.
Allowance for Credit Losses — Loans
The allowance for credit losses represents an amount which, in management’s judgment, is adequate to absorb the lifetime expected credit losses that may be sustained on outstanding loans at the balance sheet date. Additional information regarding the allowance for credit losses can be found in Notes 1 and 3 to our audited consolidated financial statements for the year ended December 31, 2025 and the notes thereto included elsewhere in this proxy statement/prospectus.
Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience, including relevant internal and peer data, provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, credit quality, or term, as well as for changes in macroeconomic conditions, such as changes in unemployment rates, property values or other relevant factors. The allowance for credit losses is comprised of reserves measured on a collective (pool) basis based on a lifetime loss-rate model when similar risk characteristics exist. For purposes of determining the pool-basis reserve, representing all loans not assigned an individual reserve, loans are segregated by homogeneous loan pools. These include real estate construction and land development loans, 1-4 family first mortgage real estate loans, commercial real estate loans, other real estate loans, commercial loans, and consumer loans. A class is generally determined based on the initial measurement attribute, risk characteristic of the loan, and an entity’s method for monitoring and assessing credit risk. Each class is assigned a historical loss rate. These historical loss rates are then modified to incorporate a reasonable and supportable forecast of future losses at the loan class level, as well as any necessary qualitative adjustments. These modified historical loss rates are multiplied by the outstanding principal balance of each loan to calculate a required reserve. The qualitative adjustments are utilized to address factors that are not present in historical loss rates and are otherwise unaccounted for in the quantitative process. Even though portions of the allowance may be allocated to specific loans, the entire allowance is available for any credit that, in management’s judgment, should be charged off.
Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by us.
Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. When management determines that foreclosure is probable, or when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date. Fair value is generally calculated based on the value of the underlying collateral less estimated selling costs.

The following table presents an analysis of the allowance for credit losses:

	As of and for the Twelve Months Ended December 31,
(dollars in thousands)	2025	2024
Average loans outstanding	$657,102	$552,459
Total loans outstanding at end of each period	712,686	611,118
Allowance for credit losses at the beginning of period	7,325	6,158
Provision for credit losses	1,076	1,462
Charge-offs:
Real estate	$—	$—
Commercial	—	564
Consumer	—	—
Total charge-offs	$—	$564
Recoveries:
Real estate	$—	$—
Commercial	167	269
Consumer	—	—
Total recoveries	$167	$269
Net (charge-offs) recoveries	$	$(295)
Allowance for credit losses at end of period	8,568	7,325
Nonaccrual loans at end of period	—	—
Ratio of allowance to total loans outstanding at period end	1.20%	1.20%
Ratio of nonaccrual loans to total loans outstanding at period end	—%	—%
Ratio of allowance to nonaccrual loans at period end	—%	—%

The ratio of allowance for credit losses to total loans outstanding remained stable at 1.20% at each period end presented, reflecting management’s consistent approach to maintaining the allowance at a level considered appropriate relative to loan balances and portfolio risk characteristics. Changes in the allowance balance during the periods primarily reflected loan growth and normal provisioning activity rather than changes in underlying credit quality.
As of December 31, 2024 and 2025, CommerceOne had no nonaccrual loans outstanding.
The following tables present net charge-offs and the related ratios to average loans outstanding:

	As of December 31, 2025			As of December 31, 2024
(dollars in thousands)	Net Charge- Offs	Average Loans Outstanding	Ratio of Net Charge-Offs to Average Loans Outstanding	Net Charge- Offs	Average Loans Outstanding	Ratio of Net Charge-Offs to Average Loans Outstanding
Real estate	$—	$450,349	0.00%	$—	$413,244	0.00%
Commercial	(167)	192,385	-0.09%	295	129,694	0.23%
Consumer	$—	$12,287	0.00%	$—	$7,926	0.00%

The allowance for credit losses remained appropriately aligned with the composition of the loan portfolio during the periods presented. Real estate loans represented the largest portion of the allowance at each period end, consistent with their share of total loans outstanding, while commercial loans comprised most of the remaining allowance balance. Consumer loans continued to represent an immaterial portion of both total loans and the allowance.
Net charge-off activity was limited and concentrated solely within the commercial loan portfolio. For the year ended December 31, 2025, net recoveries in the commercial portfolio resulted in a negative net charge-off ratio of (0.09)%. For the year ended December 31, 2024, net charge-offs in the commercial portfolio totaled $295 thousand, representing a 0.23% ratio of net charge-offs to average commercial loans outstanding. No net charge-offs were recorded in the real estate or consumer portfolios in either annual period.

Overall, the asset quality metrics reflect isolated commercial credit activity rather than systemic deterioration in credit performance. The stability of the allowance ratio relative to total loans, together with minimal and infrequent net charge-off activity, indicates continued sound credit quality across the loan portfolio.
Deposits
Deposits represent CommerceOne’s primary source of funding and consist of a mix of noninterest-bearing accounts, interest-bearing transaction accounts, money market accounts, savings accounts, and time deposits. CommerceOne Bank is focused on serving individuals and businesses through relationship-oriented banking and a range of traditional and technology-enabled deposit products. Management actively monitors deposit balances, composition, and pricing to support liquidity needs, manage funding costs, and respond to changes in customer deposit behavior.
As of December 31, 2025, total deposits were $713.4 million, representing an increase of $16.2 million, or 2.3%, compared to $697.2 million as of December 31, 2024. The increase was primarily driven by growth in noninterest-bearing accounts and other certificates of deposit, reflecting higher customer deposit balances during the period, partially offset by a decline in interest-bearing transaction accounts.
For the year ended December 31, 2025, average total deposits were $695.8 million, compared to $590.9 million for the year ended December 31, 2024. The average cost of total deposits increased to 3.85% from 3.60%, reflecting higher average rates on money market accounts, savings accounts, and time deposits, partially offset by changes in deposit mix.
The following table presents the types of deposits compared to total deposits for the periods indicated:

	As of December 31,
	2025		2024		Change
(dollars in thousands)	Amount	% of Total Deposits	Amount	% of Total Deposits	$	%
Noninterest-bearing accounts	$130,391	18.3%	$126,176	18.1%	$4,215	3.3%
Interest-bearing transaction accounts	521,837	73.1%	531,604	76.2%	(9,767)	-1.8%
Savings accounts	698	0.1%	445	0.1%	253	56.9%
Time Deposits of more than $250,000	7,837	1.1%	8,656	1.2%	(819)	-9.5%
Other certificates of deposit	52,669	7.4%	30,353	4.4%	22,316	73.5%
Total deposits	$713,432	100.0%	$697,234	100.0%	$16,198	2.3%
The following table presents the average balances and average rates paid for the periods indicated:

	Twelve Months Ended December 31,
	2025		2024
(dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing accounts	$130,703	0.00%	$102,482	0.00%
Interest-bearing transaction accounts	63,157	3.19%	71,431	3.49%
Money market accounts	460,366	4.89%	363,881	4.45%
Savings accounts	707	0.54%	483	0.33%
Time deposits	40,880	5.56%	52,646	4.90%
Total average deposits	$695,813	3.85%	$590,924	3.60%

FDIC deposit insurance covers up to $250 thousand per depositor, per FDIC-insured bank, for each account ownership category. Uninsured deposits represent management’s estimates based on available information regarding depositor balances and ownership categories. Estimated uninsured deposits totaled approximately $379.7 million and $394.5 million as of December 31, 2025 and December 31, 2024, respectively. The maturity profile of our uninsured time deposits, those amounts that exceed the FDIC insurance limit, at December 31, 2025 are as follows:

(dollars in thousands)	Three months or less	More than three months to six months	More than six months to twelve months	More than twelve months	Total
Time deposits, uninsured	5,413	13	146	—	5,572

Borrowings
CommerceOne’s borrowings consist primarily of advances from the Federal Home Loan Bank, which is utilized from time to time to support liquidity management. As of December 31, 2025, CommerceOne had $25.0 million of Federal Home Loan Bank advances outstanding, compared to no borrowings outstanding as of December 31, 2024. The increase reflects the use of short-term wholesale funding during the period for liquidity management purposes. Borrowings outstanding during the periods presented were otherwise limited.
Off-Balance Sheet Arrangements
We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our clients. These financial instruments include commitments to extend credit and standby letters of credit.
Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the client. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.
Standby letters of credit are conditional commitments issued by us to guarantee the performance of a client to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients. Collateral held varies as specified above and is required in instances which we deem necessary.
Our exposure to credit loss is represented by the contractual amount of those instruments. We use the same credit policies in making commitments as we do for on-balance sheet instruments. We maintain an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable. Additional information regarding the allowance for off-balance sheet exposures can be found in Notes 1 and 10 to our audited consolidated financial statements for the year ended December 31, 2025 and the notes thereto included elsewhere in this proxy statement/prospectus.
The contractual amounts of financial instruments with off-balance sheet commitments are as follows:

	As of December 31,
(dollars in thousands)	2025	2024
Commitments to extend credit	$247,449	$196,256
Standby letters of credit	8,309	8,600
Total	$255,758	$204,856

Liquidity and Capital Management
Liquidity and capital management are integral to CommerceOne’s ability to fund operations, support loan activity, meet obligations as they come due, and maintain regulatory capital levels. CommerceOne manages liquidity and capital through ongoing monitoring of its balance sheet, funding sources, and contractual obligations to maintain sufficient flexibility under normal operating conditions.
Liquidity Management
CommerceOne’s primary sources of liquidity consist of deposits, cash flows from loan repayments and maturities, cash flows from the securities portfolio, and borrowing capacity available through secured funding arrangements, including advances from the Federal Home Loan Bank. Management monitors liquidity levels on an ongoing basis to ensure CommerceOne can meet expected funding needs, including loan originations, deposit withdrawals, and other operating cash requirements.
During the periods presented, CommerceOne’s liquidity position was supported primarily by its deposit base, which represents the principal source of funding for earning assets. CommerceOne also maintains a portfolio of investment securities that provides an additional source of liquidity through principal repayments and, if necessary, through sales or pledging activities. Borrowings were used on a limited basis during the periods presented and primarily for short-term liquidity management purposes.
Management is not aware of any material trends, demands, commitments, events, or uncertainties, other than the transactions contemplated by this proxy statement/prospectus, that are reasonably likely to materially increase or decrease CommerceOne’s liquidity in the near term. CommerceOne believes that its existing liquidity sources are sufficient to meet anticipated cash requirements over the next 12 months.
As of December 31, 2025, CommerceOne maintained unsecured Federal funds lines of credit with correspondent banks totaling approximately $30,000,000, with no amounts outstanding. CommerceOne also maintained a credit facility with the FHLB providing borrowing capacity of approximately $223,500,000, subject to collateral requirements. Borrowing capacity under the FHLB facility is supported by pledged loans and securities in accordance with the FHLB’s collateral guidelines. As of December 31, 2025, there was $25,000,000 outstanding and approximately $29,800,000 available under the FHLB facility.
CommerceOne also maintained additional borrowing capacity with the Federal Reserve Bank through the discount window. Discount window borrowing capacity is determined based on eligible loans pledged as collateral. As of December 31, 2025, there were no amounts outstanding and approximately $244,500,000 available under this arrangement.
Capital Resources
CommerceOne’s capital resources consist primarily of retained earnings and existing equity capital. Management monitors capital levels relative to regulatory requirements to ensure CommerceOne maintains adequate capital to support current operations and planned growth. CommerceOne’s capital planning process considers expected earnings, balance sheet growth, credit risk, and economic conditions, among other factors.
CommerceOne does not have material contractual capital expenditure commitments, other than costs incurred in connection with the transactions contemplated by this proxy statement/prospectus, and does not utilize material off-balance-sheet financing arrangements. Management is not aware of any known material trends or uncertainties, other than the transactions contemplated by this proxy statement/prospectus, that are reasonably likely to result in a material change in CommerceOne’s capital resources or the mix and relative cost of such resources in the foreseeable future.
Capital resources may be affected by the transactions contemplated by this proxy statement/prospectus. In connection with the Mergers, CommerceOne has issued $25 million of subordinated debt and expects to issue approximately $40 million of additional subordinated debt, in one or more offerings, for general corporate purposes, including, without limitation, to fund strategic opportunities, future growth, and for investment in, or capital contributions to, CommerceOne Bank. CommerceOne has not entered into any binding commitment relating to such additional subordinated debt financing, and there can be no assurance that such financing will be available on favorable terms, or at all, and, if CommerceOne does issue such additional subordinated debt, it may ultimately issue more or less than $40 million of such debt. This proxy statement/prospectus is not an offer to sell or a solicitation of an offer to buy any such debt securities. CommerceOne also expects to incur transaction-related expenses in connection with these transactions, which are not expected to have a material adverse effect on ongoing liquidity or capital resources. Additional information regarding the transaction and related financing arrangements is included elsewhere in this proxy statement/prospectus.
The following table presents the regulatory capital ratios for CommerceOne Bank as of the dates indicated:

	December 31,				Well- Capitalized Requirement
	2025		2024
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Ratio
Total capital to risk weighted assets	$97,720	12.89%	$85,078	13.21%	10.00%
Tier 1 capital to risk weighted assets	$88,674	11.70%	$77,414	12.02%	8.00%
CET1 capital to risk weighted assets	$88,674	11.70%	$77,414	12.02%	6.50%
Tier 1 capital to average total assets	$88,674	10.92%	$77,414	10.58%	5.00%

Interest Rate Sensitivity and Market Risk
CommerceOne’s primary market risk exposure arises from changes in interest rates, which can affect net interest income and the economic value of equity. CommerceOne manages interest rate risk through an established asset and liability management process designed to assess the potential impact of changes in market interest rates on earnings and capital under a range of scenarios.
Interest rate risk is evaluated using a combination of income simulation and economic value of equity analyses. These analyses include both static and dynamic modeling approaches and consider multiple interest rate scenarios, including parallel and non-parallel changes in the yield curve. The models incorporate assumptions related to asset and liability repricing characteristics, contractual maturities, and expected customer behavior, including prepayment and deposit sensitivity assumptions.
The results of these analyses are reviewed by management and used to support ongoing balance sheet management and funding decisions. Management believes that CommerceOne’s exposure to interest rate risk is appropriately managed in accordance with established policies and risk limits.
The following table presents management’s estimate of the sensitivity of net interest income to selected changes in interest rates:

	Percent Change in Net Interest Income
Change in Interest Rates (Basis Points)	As of December 31, 2025	As of December 31, 2024
+200	9.42%	7.64%
+100	4.75%	3.84%
-100	-4.56%	-3.89%
-200	-7.32%	-7.71%

GREEN DOT DIRECTOR AND EXECUTIVE COMPENSATION
Information regarding Green Dot’s director and executive compensation is incorporated by reference to the director and executive officer compensation information disclosed in Part III, Item 11 of Amendment No. 1 on Form 10-K/A to Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on April 30, 2026. Please see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

COMMERCEONE DIRECTOR AND EXECUTIVE COMPENSATION
Certain of CommerceOne’s executive oﬃcers for the year ended December 31, 2025, who will or may serve as executive oﬃcers of the Combined Company following the consummation of the Mergers, are referred to in this section as CommerceOne’s “named executive oﬃcers,” or “NEOs.” CommerceOne’s named executive officers for fiscal year 2025 are as follows:
•	Kenneth W. Till, Chief Executive Officer;
•	Greg A. King, Chief Banking Officer (former Chief Operating Officer); and
•	Judson R. Spooner, Chief Operating Officer (former Chief Financial Officer).
As a smaller reporting company, CommerceOne has opted to comply with the scaled disclosure obligations regarding executive compensation disclosure.
Summary Compensation Table
The following table provides summary information concerning compensation earned by CommerceOne’s named executive oﬃcers for services rendered during the ﬁscal year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation (a) ($)	All Other Compensation (b) ($)	Total ($)
Kenneth W. Till	2025	375,000	161,948	36,728	573,676
Chief Executive Officer
Greg A. King	2025	300,000	113,808	13,200	427,008
Chief Banking Officer (former Chief Operating Officer)(c)
Judson R. Spooner	2025	210,000	67,864	11,971	289,835
Chief Operating Officer (former Chief Financial Officer(d)

(a)
Represents annual cash bonuses earned under CommerceOne’s Management Incentive Plan for performance during 2025. A portion of these amounts for the NEOs were paid in 2025 in order to mitigate certain adverse tax consequences that may arise under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) in connection with the Mergers, but the remainder was paid in 2026.

(b)
Represents employer matching contributions under the Company’s 401(k) plan ($13,200 for each of Messrs. Till and King, and $11,971 for Mr. Spooner) and, for Mr. Till, the cost of monthly health insurance premiums paid by CommerceOne ($23,528).

(c)	On March 19, 2026, Mr. King was appointed Chief Banking Officer of CommerceOne.
(d)	On March 19, 2026, Mr. Spooner was appointed Chief Operating Officer of CommerceOne.
Narrative Disclosure to Summary Compensation Table
Employment Agreements with CommerceOne’s Named Executive Officers
CommerceOne has entered into employment agreements with Mr. Till with respect to his respective roles with CommerceOne. As described in the section below entitled “—Potential Payments Upon Termination or Change in Control,” CommerceOne has entered into a change of control agreement with Mr. King. Mr. Spooner is not party to an offer letter, employment agreement or change of control agreement with the Company.
Employment Agreement with Mr. Till
On June 4, 2018, CommerceOne entered into an employment agreement with Mr. Till with respect to Mr. Till’s service as Chief Executive Officer of CommerceOne. The term of the employment agreement extends each day so that the term is always two years, unless CommerceOne notifies Mr. Till in writing that the term will no longer be extended (in which case, such non-renewal is considered a termination of employment other than for cause, entitling Mr. Till to the severance benefits described below).
The employment agreement provides Mr. Till with an annual base salary, which is reviewed no less than annually and for fiscal year 2025 was $375,000 per year. Mr. Till is eligible to receive an annual cash bonus under the Management Incentive Plan based on the same criteria that is used for determining bonuses for other CommerceOne executives. Mr. Till is eligible to receive options or other equity awards from time to time. Mr. Till is also entitled to participate in any employee, medical, and fringe benefit plans sponsored and maintained by CommerceOne at a level commensurate with other executives.
Mr. Till’s employment may be terminated without cause, and Mr. Till may terminate his employment for good reason, generally upon 90 days’ notice of the initial existence of the condition constituting good reason. In either case (or upon a termination due to non-renewal of the employment agreement), over a period of two years from the termination date, or over the remainder of the term of the employment agreement, if the term is not extended as described above, Mr. Till is entitled to receive (i) an amount equal to two times (x) the previous year’s base salary, plus (y) an annual bonus not less than his prior year’s bonus; (ii) medical benefits substantially similar to those that he was receiving immediately prior to the termination date; and (iii) any other employee benefits owed to Mr. Till in accordance with the provisions of the applicable benefit plans.
Mr. Till’s employment agreement also contains certain restrictive covenants, including a customary perpetual confidentiality covenant and non-competition and non-solicitation covenants by which Mr. Till is bound during his employment and for two years thereafter.
Management Incentive Plan and Awards
The CommerceOne Management Incentive Plan provides for the payment of annual performance-based cash bonuses to eligible employees, including the NEOs. A participant may receive an annual bonus under the Management Incentive Plan based on the attainment of corporate performance goals that are established by the CommerceOne compensation committee for the applicable performance period, as well as individual performance based on contributions to CommerceOne independent of such corporate performance goals, as determined in the compensation committee’s discretion. For 2025, the relevant corporate performance metrics were as follows:

Component	Weighting
Loan Loss Ratio	25%
Efficiency Ratio	25%
Core Return on Equity	25%
Deposit Growth	10%
Discretionary Component	15%

In 2025, Messrs. Till and King had a target bonus equal to 35% of base salary (following an increase from 25% of base salary approved by the compensation committee in May 2025) and Mr. Spooner had a target bonus equal to 25% of base salary. All awards payable pursuant to the Management Incentive Plan are subject to final approval by the compensation committee, and are also contingent upon CommerceOne Bank maintaining specified levels of safety and soundness and non-performing assets.
In early 2026, the compensation committee approved a payout of 123% of target for Messrs. Till and Spooner and a payout of 108% of target for Mr. King, resulting in payouts of $161,948 to Mr. Till, $113,808 to Mr. King and $67,864 to Mr. Spooner. As discussed above in footnote (a) to the Summary Compensation Table, a portion of these bonuses to Mr. Till and King was paid in December 2025 to help mitigate certain adverse tax consequences that might arise in connection with the Mergers.
The Management Incentive Plan includes a clawback provision in the event of fraudulent or misstated financial data.
Equity Incentive Plan and Awards
The CommerceOne Second Amended and Restated 2018 Incentive Stock Compensation Plan (the “CommerceOne 2018 Plan”) provides for the issuance of stock options and restricted stock awards (“RSAs”) to eligible directors, oﬃcers and employees of CommerceOne. Stock options and RSAs held by directors and select oﬃcers, including the named executive officers, are outstanding under the CommerceOne 2018 Plan.
No equity-based awards were granted to any NEOs in 2025.

Other Employee Benefits
CommerceOne maintains a tax-qualified deﬁned contribution plan under Section 401(k) of the Code (the “401(k) plan”) for its U.S. employees, including its NEOs. CommerceOne’s named executive oﬃcers are eligible to participate in the 401(k) plan on the same basis as other employees. The 401(k) plan allows participants to defer a portion of their compensation on a pre-tax or after-tax (Roth) basis, within the limits prescribed by the Code and the applicable limits under the 401(k) plan. CommerceOne makes matching contributions under the 401(k) Plan equal to 100% on the first three percent of deferred earnings and 50% each on the fourth and fifth percent deferred. CommerceOne does not otherwise maintain, sponsor or contribute to any tax-qualified defined benefit plans, supplemental executive retirement plans, tax-qualified defined contribution plans or nonqualified defined contribution plans.
The NEOs also generally receive medical beneﬁts, life insurance and long-term disability coverage on the same terms and conditions as generally available to all employees, other than Mr. Till for whom CommerceOne covers the full cost of health insurance premiums.
Outstanding Equity Awards at Fiscal Year End
The following table presents information pertaining to all outstanding equity awards held by the NEOs as of December 31, 2025.

	Option Awards				Stock Awards
Name	Number of securities underlying unexercised options – exercisable (#)	Number of securities underlying unexercised options – unexercisable (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested (a) ($)
Kenneth W. Till	30,000	—	10.00	June 4, 2028	1,600(c)	32,000
	6,000	—	10.00	July 8, 2029	1,080(d)	21,600
	6,000	—	10.00	July 1, 2030	1,800(e)	36,000
	4,800	1,200(b)	13.50	July 1, 2031	—	—
	25,000(f)	—	10.00	June 4, 2028	—	—
Greg A. King	—	—	—	—	1,800(e)	36,000
Judson R. Spooner	7,500	—	10.00	June 4, 2028	1,600(c)	32,000
	2,000	—	10.00	July 8, 2029	1,080(d)	21,600
	2,000	—	10.00	July 1, 2030	1,800(e)	36,000
	2,000	500(b)	13.50	July 1, 2031	—	—

(a)	Value based upon $20.00 per share as of December 31, 2025.
(b)	The unvested portion of this option will vest on July 1, 2026, generally subject to the NEO’s continued service through the vesting date.
(c)	This unvested award of restricted stock will vest in two equal installments on October 3, 2026 and October 3, 2027, generally subject to the NEO’s continued service through the vesting date.
(d)
This unvested award of restricted stock will vest in three equal installments on October 2, 2026, October 2, 2027 and October 2, 2028, generally subject to the NEO’s continued service through the vesting date.

(e)
This unvested award of restricted stock will vest in four equal installments on October 7, 2026, October 7, 2027, October 7, 2028 and October 7, 2029, generally subject to the NEO’s continued service through the vesting date.

(f)	Relates to a warrant granted to Mr. Till on June 4, 2018, in connection with the organization of CommerceOne Bank. The warrant vested in five equal annual installments following the date of grant.
Additional Narrative Disclosure
Potential Payments Upon Termination or Change in Control
Pursuant to Mr. Till’s employment agreement, upon his termination of employment by CommerceOne without cause or by him for good reason or due to a non-renewal of the employment agreement, irrespective of whether or not such termination of employment is in connection with a change in control, Mr. Till will receive: (i) an amount equal to two times (x) the previous year’s base salary, plus (y) an annual bonus not less than his prior year’s bonus; (ii) for two years following termination, medical benefits substantially similar to those that he was receiving immediately prior to the termination date; and (iii) any other employee benefits owed to the executive in accordance with the provisions of the applicable benefit plans.
CommerceOne has entered into a change in control and severance agreement with Mr. King (the “CIC Agreement”). If within six months before a change in control or 18 months following a change in control, Mr. King’s employment is terminated by CommerceOne without cause or Mr. King resigns his employment for good reason, Mr. King is entitled to an amount equal to two times his then-current base salary, plus his average bonus for the two years preceding the change in control. The CIC Agreement also provides that in the event that payments to the executive become subject to the excise tax imposed by Section 4999 of the Code, then the amounts payable to the executive will be reduced by the minimum possible amount in a manner that is consistent with the requirements of Section 409A of the Code until no amount payable to the executive will be subject to such excise taxes.
Upon a change in control, in accordance with the terms of the CommerceOne 2018 Plan and the applicable award agreement, each CommerceOne Restricted Stock award and CommerceOne Stock Option will become immediately vested and, as applicable, exercisable. In addition, upon a change in control the CommerceOne compensation committee may, upon at least ten days’ advance notice to the holder, cancel outstanding stock options and pay to the holder the value of the option based upon the price per share of Common Stock received or to be received by other shareholders of CommerceOne in the event (or, if applicable the exercise price equals or exceeds the price paid for a share of Common Stock in connection with the change in control, cancel the option without consideration).
Practices Related to the Grant of Certain Equity Awards
In response to Item 402(x)(1) of Regulation S-K, CommerceOne does not currently grant new awards of stock options, stock appreciation rights or similar option-like instruments. Accordingly, CommerceOne does not have a specific policy or practice on the timing of awards of such options in relation to the disclosure of material nonpublic information.
Director Compensation
The following table sets forth information for the year ended December 31, 2025 regarding the compensation awarded to or earned by certain of CommerceOne’s non-employee directors, other than Mr. Till whose compensation is discussed above. Messrs. Freeman, Mathews, and Sizemore have been omitted from the table below given that they are executive officers of CommerceOne, other than a named executive officer, who do not receive any additional compensation for services provided as a director.

Name	Fees earned or paid in cash ($)(a)	Total ($)
Gail C. Cooper(b)	10,800	10,800
Samuel D. Haskell(b)	19,600	19,600
Kevin B. Kynerd	21,400	21,400
Travis A. Meyer(b)	15,600	15,600
Elizabeth Featheringill Pharo(b)	10,800	10,800
B. Hanson Slaughter(b)	10,800	10,800
Bill I. Smith(b)	12,400	12,400
Chase Wise	14,800	14,800

(a)
The following portions of cash fees reported above were paid in the form of unrestricted shares of Company Common Stock (based on the fair market value of such shares on the date of issuance), as elected by the applicable director in accordance with the Company’s non-employee director compensation program, as described in the section entitled “—Narrative Disclosure to Director Compensation Table—2025 Non-Employee Director Compensation Structure”: (1) for Gail C. Cooper, $7,588, (2) for Samuel D. Haskell, $12,471, (3) for Kevin B. Kynerd, $15,278, (4) for Travis A. Meyer, $11,175, (5) for Elizabeth Featheringill Pharo, $7,588, (6) for B. Hanson Slaughter, $7,588, (7) for Bill I. Smith, $8,772, and (8) for Chase Wise, $10,574.

(b)
As of December 31, 2025, the number of warrants outstanding for the applicable non-employee directors, all of which are fully vested, are as follows: (1) for Ms. Cooper, 100,000, (2) for Mr. Haskell, 25,000, (3) for Mr. Meyer, 25,000, (4) for Ms. Pharo, 37,500, (5) for Mr. Slaughter, 20,000, and (6) for Mr. Smith, 200,000. The warrants, which vested in five equal annual installments following the date of grant, were granted on June 4, 2018 in connection with the organization of CommerceOne Bank.

Narrative Disclosure to Director Compensation Table
2025 Non-Employee Director Compensation Structure
For fiscal year 2025, each non-employee director received for their service on the board of directors of CommerceOne the following annual compensation:
•	Annual Cash Retainer:
○	Board Member: $12,000
○	Board Chair: $18,000
•	Committee Fees:
○	Audit, IT, Executive and Compensation Committee Members: $800
○	Loan Committee Members: $4,800
○	Asset Liability Committee Members: $2,400
All of the above fees are paid quarterly in arrears. In addition, with respect to each quarter, each non-employee director can elect to receive 50% or 100% of their retainer fees in unrestricted shares of Company stock rather than cash. Such shares are issued at the start of each fiscal quarter, with cash paid in lieu of any fractional shares.

PRINCIPAL STOCKHOLDERS OF GREEN DOT
This section sets forth information, as of May 5, 2026, regarding the beneficial ownership of Green Dot Class A Common Stock by its principal stockholders, executive officers and directors.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. A person is deemed to be a beneficial owner of a share of Green Dot Class A Common Stock if such person has or shares voting power, which includes the power to vote or to direct the voting of such share, or investment power, which includes the power to dispose of or to direct the disposition of such share. A person is also deemed to be a beneficial owner of any shares of which that person has a right to acquire beneficial ownership within 60 days. Under this definition, more than one person may be deemed to be a beneficial owner of the same shares.
The percentage ownership set forth below prior to the completion of the Mergers is based on 56,680,265 shares of Green Dot Class A Common Stock outstanding as of May 5, 2026, and no shares of Green Dot Class B Common Stock outstanding. Shares of Green Dot Class A Common Stock that a person or entity has the right to acquire within 60 days after May 5, 2026 are considered outstanding and beneficially owned by the person or entity holding such right for the purpose of calculating the percentage ownership of that person or entity but not for the purpose of calculating the percentage ownership of any other person or entity, except with respect to the percentage ownership of all directors and executive officers, if applicable.
The following table and accompanying footnotes set forth certain information, as of May 5, 2026, regarding the beneficial ownership of Green Dot Class A Common Stock for:
•	each person, or group of affiliated persons, who is known by Green Dot to beneficially own more than 5% of Green Dot Class A Common Stock;
•	each of Green Dot’s named executive officers;
•	each of Green Dot’s directors; and
•	all of Green Dot’s directors and executive officers as a group.
Except as otherwise noted, the persons and entities in this table have sole voting and investment power with respect to all of the shares of Green Dot Class A Common Stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated, the address for each stockholder listed below is c/o Green Dot Corporation, 4675 Cornell Road, Suite 280, Cincinnati, Ohio 45241:

Name	Number of Shares of Green Dot Class A Common Stock Beneficially Owned	Percent of Green Dot Class A Common Stock Beneficially Owned
Greater than 5% Beneficial Owners:
No Street GP LP	4,250,000	7.50%
BlackRock, Inc.	3,943,066	6.96%
Dimensional Fund Advisors	2,836,651	5.00%

Directors and Named Executive Officers:
J. Chris Brewster	133,215	*
Saturnino Fanlo	92,737	*
William I Jacobs	357,514	*
Robert Millard	69,530	*
Amy Pugh	49,859	*
Michelleta Razon	36,612	*
Ellen Richey	74,469	*
Chris Ruppel	130,050	*
George T. Shaheen	111,966	*
Jess Unruh	126,591	*
Teresa Watkins	59,549	*
All current executive officers and directors as a group (11 persons)	1,242,092	2.18%
*	Represents beneficial ownership of less than 1% of the shares of Green Dot Class A Common Stock outstanding.

PRINCIPAL STOCKHOLDERS OF COMMERCEONE
This section sets forth information, as of May 5, 2026, regarding the beneficial ownership of CommerceOne Common Stock by its principal stockholders, executive officers and directors.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. A person is deemed to be a beneficial owner of a share of CommerceOne Common Stock if such person has or shares voting power, which includes the power to vote or to direct the voting of such share, or investment power, which includes the power to dispose of or to direct the disposition of such share. A person is also deemed to be a beneficial owner of any shares of which that person has a right to acquire beneficial ownership within 60 days. Under this definition, more than one person may be deemed to be a beneficial owner of the same shares.
The percentage ownership set forth below prior to the completion of the Mergers is based on 4,938,428 shares of CommerceOne Common Stock outstanding as of May 5, 2026 (including 50,080 shares of restricted stock awards and excluding treasury stock). Shares of CommerceOne Common Stock that a person or entity has the right to acquire within 60 days after May 5, 2026 are considered outstanding and beneficially owned by the person or entity holding such right for the purpose of calculating the percentage ownership of that person or entity but not for the purpose of calculating the percentage ownership of any other person or entity, except with respect to the percentage ownership of all directors and executive officers, if applicable.
The following table and accompanying footnotes set forth certain information, as of May 5, 2026, regarding the beneficial ownership of CommerceOne Common Stock for:
•	each person, or group of affiliated persons, who is known by CommerceOne to beneficially own more than 5% of CommerceOne Common Stock;
•	each of CommerceOne’s named executive officers;
•	each of CommerceOne’s directors; and
•	all of CommerceOne’s directors and executive officers as a group.
Except as otherwise noted, the persons and entities in this table have sole voting and investment power with respect to all of the shares of CommerceOne Common Stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated, the address for each stockholder listed below is c/o CommerceOne Financial Corporation, 17 20th Street North, Suite 500, Birmingham, AL 35203.

Name	Number of Shares of CommerceOne Common Stock Beneficially Owned	Percent of CommerceOne Common Stock Beneficially Owned
Greater than 5% Beneficial Owners:
Bill I. Smith(1)	898,990	17.50%
Gail C. Cooper(2)	301,625	5.99%

Directors and Named Executive Officers:
Kevin B. Kynerd(3)	125,904	2.55%
Kenneth W. Till(4)	131,050	2.62%
Arthur M. Freeman IV(5)	98,550	1.97%
J. David Sizemore(6)	74,800	1.50%
W. Scott Mathews(7)	130,052	2.60%
Gail C. Cooper(2)	301,625	5.99%
Samuel D. Haskell(8)	76,959	1.55%
Travis A. Meyer(9)	77,694	1.57%
Elizabeth Featheringill Pharo(10)	114,027	2.29%
B. Hanson Slaughter(11)	61,525	1.24%
Bill I. Smith(1)	898,990	17.50%
Chase Wise	13,852	*
Greg A. King(12)	8,338	*
Judson R. Spooner(13)	22,050	*

All current executive officers and directors as a group (17 persons)	2,135,416	37.99%

*	Represents holdings of less than 1%.

(1)
17 20th Street North, Suite 300, Birmingham, AL 35203. Consists of (a) 27,537 shares held by Bill I. Smith, (b) 406,552 shares held by a limited liability company for which Mr. Smith serves as the manager and may be deemed to have voting or investment power, (c) 100,000 shares held by a trust for which Mr. Smith serves as trustee, and for which Mr. Smith may be deemed to have voting or investment power, (d) 128,571 shares held by a private foundation for which Mr. Smith serves as a member of the board of directors, and for which Mr. Smith may be deemed to have voting or investment power, (e) 15,759 shares held in custodial accounts for the benefit of Mr. Smith’s children under the Uniform Gifts to Minors Act for which Mr. Smith serves as the custodian and may be deemed to have voting or investment power, (f) 14,857 shares held by Mr. Smith’s spouse for which Mr. Smith may be deemed to have voting or investment power, (g) 5,714 shares held by Mr. Smith’s mother for which Mr. Smith may be deemed to have voting or investment power and (h) 200,000 shares issuable pursuant to warrants held by Mr. Smith exercisable within 60 days after May 5, 2026. Mr. Smith disclaims beneficial ownership of the shares held by the foregoing limited liability company, trust and foundation, except to the extent of his pecuniary interest therein, if any.

(2)
Consists of (a) 1,625 shares held by Gail C. Cooper, (b) 200,000 shares held by a trust for which Ms. Cooper serves as trustee, and for which Ms. Cooper may be deemed to have voting or investment power and (c) 100,000 shares issuable pursuant to warrants held by Ms. Cooper exercisable within 60 days after May 5, 2026.

(3)
Consists of (a) 115,904 shares held by Kevin B. Kynerd and (b) 10,000 shares payable to Mr. Kynerd in connection with a loan made by Mr. Kynerd that matured on April 15, 2026 and for which the borrower has elected to pay in such shares.

(4)
Consists of (a) 53,570 shares held by Kenneth W. Till, (b) 4,480 shares of unvested restricted stock awards held by Mr. Till for which he may be deemed to have voting power, (c) 48,000 shares issuable pursuant to options held by Mr. Till exercisable within 60 days after May 5, 2026 and (d) 25,000 shares issuable pursuant to warrants held by Mr. Till exercisable within 60 days after May 5, 2026.

(5)
Consists of (a) 28,570 shares held by Arthur M. Freeman IV, (b) 4,480 shares of unvested restricted stock awards held by Mr. Freeman for which he may be deemed to have voting power, (c) 5,000 shares held by Mr. Freeman’s spouse for which Mr. Freeman may be deemed to have voting or investment power, (d) 48,000 shares issuable pursuant to options held by Mr. Freeman exercisable within 60 days after May 5, 2026 and (e) 12,500 shares issuable pursuant to warrants held by Mr. Freeman exercisable within 60 days after May 5, 2026.

(6)
Consists of (a) 16,070 shares held by J. David Sizemore, (b) 4,480 shares of unvested restricted stock awards held by Mr. Sizemore for which he may be deemed to have voting power, (c) 48,000 shares issuable pursuant to options held by Mr. Sizemore exercisable within 60 days after May 5, 2026 and (d) 6,250 shares issuable pursuant to warrants held by Mr. Sizemore exercisable within 60 days after May 5, 2026.

(7)
Consists of (a) 52,572 shares held by W. Scott Mathews, (b) 4,480 shares of unvested restricted stock awards held by Mr. Mathews for which he may be deemed to have voting power, (c) 48,000 shares issuable pursuant to options held by Mr. Mathews exercisable within 60 days after May 5, 2026 and (d) 25,000 shares issuable pursuant to warrants held by Mr. Mathews exercisable within 60 days after May 5, 2026.

(8)	Consists of (a) 51,959 shares held by Samuel D. Haskell and (b) 25,000 shares issuable pursuant to warrants held by Mr. Haskell exercisable within 60 days after May 5, 2026.
(9)	Consists of (a) 52,694 shares held by Travis A. Meyer and (b) 25,000 shares issuable pursuant to warrants held by Mr. Meyer exercisable within 60 days after May 5, 2026.
(10)
Consists of (a) 1,527 shares held by Elizabeth Featheringill Pharo, (b) 37,500 shares held by a limited liability company for which Ms. Pharo serves as manager, and for which Ms. Pharo may be deemed to have voting or investment power, (c) 37,500 shares held by a limited liability company for the benefit of Ms. Pharo’s mother for which Ms. Pharo may be deemed to have voting or investment power and (d) 37,500 shares issuable pursuant to warrants held by Ms. Pharo exercisable within 60 days after May 5, 2026. Ms. Pharo disclaims beneficial ownership of the shares held by the foregoing limited liability companies except to the extent of her pecuniary interest therein, if any.

(11)	Consists of (a) 41,525 shares held by B. Hanson Slaughter and (b) 20,000 shares issuable pursuant to warrants held by Mr. Slaughter exercisable within 60 days after May 5, 2026.
(12)	Consists of (a) 6,538 shares held by Greg A. King and (b) 1,800 shares of unvested restricted stock awards held by Mr. King for which he may be deemed to have voting power.
(13)
Consists of (a) 3,570 shares held by Judson R. Spooner, (b) 4,480 shares of unvested restricted stock awards held by Mr. Spooner for which he may be deemed to have voting power and (c) 14,000 shares issuable pursuant to options held by Mr. Spooner exercisable within 60 days after May 5, 2026.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY
This section sets forth information regarding the beneficial ownership of New CommerceOne Common Stock by its expected principal stockholders, executive officers and directors immediately after consummation of the Mergers, assuming the consummation of the Mergers occurred as of May 5, 2026.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. A person is deemed to be a beneficial owner of a share of New CommerceOne Common Stock if such person has or shares voting power, which includes the power to vote or to direct the voting of such share, or investment power, which includes the power to dispose of or to direct the disposition of such share. A person is also deemed to be a beneficial owner of any shares of which that person has a right to acquire beneficial ownership within 60 days. Under this definition, more than one person may be deemed to be a beneficial owner of the same shares.
The percentage ownership set forth below is based on a total of 17,648,587 shares of the New CommerceOne Common Stock expected to be outstanding upon consummation of the Mergers, assuming the Mergers occurred as of May 5, 2026. Shares of New CommerceOne Common Stock that a person or entity has the right to acquire within 60 days after May 5, 2026, assuming the consummation of the Mergers occurred on such date, are considered outstanding and beneficially owned by the person or entity holding such right for the purpose of calculating the percentage ownership of that person or entity but not for the purpose of calculating the percentage ownership of any other person or entity, except with respect to the percentage ownership of all directors and executive officers, if applicable.
The following table and accompanying footnotes set forth certain information regarding the beneficial ownership of the New CommerceOne Common Stock immediately after consummation of the Mergers, assuming the consummation of the Mergers occurred as of May 5, 2026, for:
•	each person, or group of affiliated persons, who is expected by Green Dot and CommerceOne to beneficially own more than 5% of New CommerceOne Common Stock;
•
each person expected to be a director of the Combined Company and the expected Chief Executive Officer and Chief Financial Officer of the Combined Company, each of whom will be a named executive officer of the Combined Company; and

•	all of the Combined Company’s expected directors and executive officers as a group.
The table and accompanying footnotes assume that, based on CommerceOne’s and Green Dot’s capitalization as of May 5, 2026, the exchange ratio is equal to approximately 0.2215 shares of New CommerceOne Common Stock for each share of Green Dot Common Stock and one share of New CommerceOne Common Stock for each share of CommerceOne Common Stock. For more information, please see the section entitled “The Merger Agreement—Merger Consideration.” Based on these assumptions, and assuming no earlier exercise of CommerceOne Stock Options or CommerceOne Warrants, immediately after the Mergers, Green Dot stockholders as of immediately prior to the Mergers, as a group, are expected to own approximately 72.2% of the outstanding shares of the Combined Company immediately after the Mergers, and CommerceOne stockholders as of immediately prior to the Mergers, as a group, are estimated to own approximately 27.8% of the outstanding shares of the Combined Company immediately after the Mergers.
Except as otherwise noted, the persons and entities in this table have sole voting and investment power with respect to all of the shares of New CommerceOne Common Stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated, the address for each stockholder listed below is c/o CommerceOne Financial Corporation, 17 20th Street North, Suite 500, Birmingham, AL 35203.

Name	Number of New CommerceOne Common Stock Beneficially Owned	Percent of New CommerceOne Common Stock Beneficially Owned
Greater than 5% Beneficial Owners:
Bill I. Smith(1)	970,556	5.44%
No Street GP LP	941,375	5.33%

Name	Number of New CommerceOne Common Stock Beneficially Owned	Percent of New CommerceOne Common Stock Beneficially Owned
Directors and Named Executive Officers:
Kevin B. Kynerd(2)	125,904	*
Kenneth W. Till(3)	131,050	*
Samuel D. Haskell(4)	76,959	*
Travis A. Meyer(5)	77,694	*
Bill I. Smith(1)	970,556	5.44%
Cynthia B. Wyatt	—	—
Douglas E. Coltharp	—	—
Ellen Richey	16,495	*
William I Jacobs	79,189	*
Jonathan W. Pennington	—	—

All executive officers and directors as a group (16 persons)	1,527,146	8.49%

*	Represents holdings of less than 1%.
(1)
17 20th Street North, Suite 300, Birmingham, AL 35203. Consists of (a) 99,103 shares that will be held by Bill I. Smith, (b) 406,552 shares that will be held by a limited liability company for which Mr. Smith serves as the manager and may be deemed to have voting or investment power, (c) 100,000 shares that will be held by a trust for which Mr. Smith serves as trustee, and for which Mr. Smith may be deemed to have voting or investment power, (d) 128,571 shares that will be held by a private foundation for which Mr. Smith serves as a member of the board of directors, and for which Mr. Smith may be deemed to have voting or investment power, (e) 15,759 shares that will be held in custodial accounts for the benefit of Mr. Smith’s children under the Uniform Gifts to Minors Act for which Mr. Smith serves as the custodian and may be deemed to have voting or investment power, (f) 14,857 shares that will be held by Mr. Smith’s spouse for which Mr. Smith may be deemed to have voting or investment power, (g) 5,714 shares that will be held by Mr. Smith’s mother for which Mr. Smith may be deemed to have voting or investment power, and (h) 200,000 shares issuable pursuant to warrants held by Mr. Smith exercisable within 60 days after May 5, 2026. Mr. Smith disclaims beneficial ownership of the shares held by the foregoing limited liability company, trust and foundation, except to the extent of his pecuniary interest therein, if any.

(2)
Consists of (a) 115,904 shares that will be held by Kevin B. Kynerd and (b) 10,000 shares that will be payable to Mr. Kynerd in connection with a loan made by Mr. Kynerd that matured on April 15, 2026 and for which the borrower has elected to pay in such shares.

(3)
Consists of (a) 53,570 shares that will be held by Kenneth W. Till, (b) 4,480 shares of unvested restricted stock awards that will be held by Mr. Till for which he may be deemed to have voting power, (c) 48,000 shares issuable pursuant to options held by Mr. Till exercisable within 60 days after May 5, 2026 and (d) 25,000 shares issuable pursuant to warrants held by Mr. Till exercisable within 60 days after May 5, 2026.

(4)	Consists of (a) 51,959 shares that will be held by Samuel D. Haskell and (b) 25,000 shares issuable pursuant to warrants held by Mr. Haskell exercisable within 60 days after May 5, 2026.
(5)	Consists of (a) 52,694 shares that will be held by Travis A. Meyer and (b) 25,000 shares issuable pursuant to warrants held by Mr. Meyer exercisable within 60 days after May 5, 2026.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements and other arrangements with Green Dot’s directors and executive officers described in the sections entitled “The Mergers—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale” and “Green Dot Director and Executive Compensation” and the compensation arrangements and other arrangements with CommerceOne’s directors and executive officers described in the sections entitled “The Mergers—Interests of CommerceOne Directors and Executive Officers in the Mergers” and “CommerceOne Director and Executive Compensation,” the following is a description of each transaction since January 1, 2023 and each currently proposed transaction in which:
•	the Combined Company has been or is to be a participant;
•	the amount involved exceeds or will exceed $120,000; and
•
any of the expected directors, executive officers or holders of more than 5% of the Combined Company’s capital stock following the consummation of the Mergers, or an affiliate or immediate family member of the foregoing persons (other than tenants or employees), had or will have a direct or indirect material interest.

Ordinary Banking Relationships
Certain of the Combined Company’s directors and executive officers, along with their immediate families and affiliates, are clients of, or have had transactions with, Green Dot Bank or CommerceOne Bank in the ordinary course of business. These transactions include deposits, loans, and other financial services-related transactions. These transactions are made in the ordinary course of business, are made available on terms, including interest rates and collateral, consistent with those available to the general public under similar conditions at the time of the transactions, and do not present more than the normal risk of collectability or any unfavorable features. As of the date of this proxy statement/prospectus, none of these loans were categorized as nonaccrual, past due, restructured or potential problem loans.
CommerceOne’s directors and executive officers, along with their immediate family members and their affiliated organizations and affiliates, had credit outstanding with CommerceOne Bank of $24 million as of December 31, 2025. Green Dot’s directors and executive officers, along with their immediate family members and their affiliated organizations, and affiliates did not have material credit outstanding with Green Dot Bank as of December 31, 2025. Following the consummation of the Mergers, New CommerceOne expects to continue to enter into transactions in the ordinary course of business on similar terms with its directors and executive officers, as well as with their immediate family members and affiliates.
Lease Arrangements
On January 6, 2025, CommerceOne Bank entered into a Lease Agreement with John Hand, LLC (“John Hand”), a company indirectly owned by and managed by Bill I. Smith, a member of CommerceOne’s board of directors, pursuant to which CommerceOne Bank agreed to lease from John Hand approximately 19,892 rsq in 17 20th Street North Birmingham, Alabama for an initial term of 15 years commencing on October 1, 2025 with an option to extend the term for an additional 10 years. CommerceOne Bank agreed to pay rent to John Hand in the amount of $437,624.04 for the first 12 months beginning on October 1, 2025, with the rent payable increasing by 3% each year thereafter. See “Information About the Companies—CommerceOne Financial Corporation—Properties” for additional information.
On February 11, 2025, CommerceOne Bank entered into a Lease Agreement with MBV II, LLC (“MBV II”). A trust over which Mr. Smith exercises investment control and for which Mr. Smith and his wife and children are beneficiaries indirectly holds a 25% ownership interest in MBV II. Pursuant to the Lease Agreement, CommerceOne Bank agreed to lease from MBV II approximately 1,207 rsq in 2701 Cahaba Road Mountain Brook, Alabama for an initial term of 15 years commencing on August 1, 2025 with an option to extend the term for two additional periods of 5 years. CommerceOne Bank agreed to pay rent to MBV II in the amount of $54,315 for the first 12 months beginning on October 1, 2025, with the rent payable increasing by 2% each year thereafter. Rent is payable in advance in equal monthly installments commencing on the first day of each calendar month immediately following the earlier to occur of (i) 120 days after delivery of the premises, following MBV II’s completion of construction relating to the metering and submetering of electrical, gas, and water services, and the leveling of areas where the foundation has settled or (ii) the date CommerceOne Bank opened for business. See “Information About the Companies—CommerceOne Financial Corporation—Properties” for additional information.
The Separation Agreement
On November 23, 2025, New CommerceOne entered into the Separation Agreement with Green Dot and Payments Buyer. Payments Buyer is a Delaware limited liability company that was formed for the purpose of engaging in the transactions contemplated by the Separation Agreement by Smith Ventures, a limited liability company of which Bill I. Smith, a director of CommerceOne, holds a controlling interest and is the Chief Executive Officer. Payments Buyer is indirectly managed by Mr. Smith and will be capitalized by certain pooled investment vehicles managed by Mr. Smith. Pursuant to the Equity Commitment Letter, those entities managed by Mr. Smith have committed to provide Payments Buyer an aggregate amount of funds in cash equal to $122 million, and Mr. Smith and a company owned by a trust over which Mr. Smith exercises investment control and for which Mr. Smith’s wife and children are beneficiaries have subscribed to invest an aggregate of $25 million in such entities. Please see the section entitled “The Separation Agreement” for more information regarding the Separation Agreement and the Equity Commitment Letter.
Support Agreement
Please see the section entitled “The Support Agreement” for more information regarding the Support Agreement.
Statement of Policy Regarding Transactions with Related Parties
Transactions by the Combined Company with related parties will be subject to regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve’s Regulation W, which governs certain transactions by a bank with its affiliates, and the Federal Reserve’s Regulation O, which governs certain loans by a bank to executive officers, directors and principal stockholders. Prior to the consummation of the Mergers, New CommerceOne will adopt policies to comply with these regulatory requirements and restrictions, as well as a written policy governing the review and approval of transactions with related parties that will or may be expected to exceed $120,000 in any fiscal year.

MANAGEMENT FOLLOWING THE MERGERS
Executive Officers and Directors of New CommerceOne
New CommerceOne’s Board will initially be fixed at nine members, consisting of five directors from CommerceOne, two directors from Green Dot, and two newly appointed directors.
The following table sets forth the name, age and position of each of the individuals who are expected to serve as executive officers and directors of New CommerceOne.

Name	Age	Position
Executive Officers
Kenneth W. Till	55	Director and Chief Executive Officer
Mailon W. Manasco	34	Chief Information Officer
Michael Meston	64	Chief Human Resources Officer
Jonathan W. Pennington	50	Chief Financial Officer
Greg A. King	52	Chief Banking Officer
Judson R. Spooner	37	Chief Operating Officer
Kim Olson	61	Chief Risk Officer
Joelle B. Weltzin	57	General Counsel
Non-Employee Directors
Kevin B. Kynerd	59	Chairman of the Board
Samuel D. Haskell	47	Director
Travis A. Meyer	42	Director
Bill I. Smith	40	Director
Cynthia B. Wyatt	56	Director
Douglas E. Coltharp	64	Director
Ellen Richey	77	Director
William I Jacobs	84	Director

Executive Officers
Kenneth W. Till
Director and Chief Executive Officer
Mr. Till has served as Director and Chief Executive Officer of CommerceOne and CommerceOne Bank since 2018. Prior to joining CommerceOne, Mr. Till served as Director and Chief Financial Officer of First Partners Bank, an Alabama bank, from 2007 to 2017. Prior to that, Mr. Till held roles at Regions Financial Corporation, a regional bank, from 1991 to 2007, most recently as Assistant Comptroller. Mr. Till has more than 30 years of banking experience. Mr. Till holds a bachelor’s degree in Accounting from Auburn University at Montgomery and is licensed as a Certified Public Accountant. Mr. Till’s extensive leadership experience in the banking industry, combined with his deep expertise in financial reporting and risk management, provides him with the qualifications, attributes and skills necessary to serve on the New CommerceOne Board.
Mailon W. Manasco
Chief Information Officer
Mr. Manasco has served as Chief Information Officer of CommerceOne since April 2025. Prior to joining CommerceOne, Mr. Manasco served in various internal audit roles at Regions Bank, a regional bank, from October 2017 to April 2025, most recently as Vice President and IT Audit Director. He began his professional career with PricewaterhouseCoopers LLP, an accounting firm, in risk assurance in January 2015. Mr. Manasco holds a Bachelor of Science in Management Information Systems and a Master of Science in Management Information Systems from the University of Alabama, and is a Certified Information Systems Auditor.
Michael Meston
Chief Human Resources Officer
Mr. Meston has served as Chief Human Resources Officer of Green Dot since February 2024. Prior to joining Green Dot, Mr. Meston served as vice president and head of human resources for the BNANO group at Bruker Corporation, a manufacturer of scientific instruments, from May 2022 to February 2024. Prior to that,

Mr. Meston held senior human resources roles at Dexcom, a medical device company, from October 2020 to May 2022 and at Western Digital from October 2010 to October 2020. Mr. Meston holds a Bachelor of Arts in Economics from the University of California at Los Angeles.
Jonathan W. Pennington
Chief Financial Officer
Mr. Pennington has served as Chief Financial Officer of CommerceOne since March 2026. Prior to joining CommerceOne, Mr. Pennington served as the Chief Accounting Officer of FB Financial and FirstBank from March 2023 to February 2026. Mr. Pennington previously served as Chief Financial Officer of GloriFi, a start-up financial services firm based in Dallas, Texas, from January 2022 to November 2022. Prior to that, Mr. Pennington served BBVA USA Bancshares, Inc. as Executive Vice President and Chief Accounting Officer from May 2015 to December 2021, Director of Line of Business Controllers from July 2013 to May 2015, Director of Accounting Policy from September 2007 to June 2013, and Manager of SEC Reporting from April 2004 to September 2007. His experience also includes auditing and management experience with Arthur Andersen. Mr. Pennington holds a bachelor’s degree from Birmingham-Southern College.
Greg A. King
Chief Banking Officer
Mr. King has served as Chief Banking Officer of CommerceOne since March 2026. Mr. King previously served as Chief Operating Officer of CommerceOne from October 2024 to March 2026. Prior to joining CommerceOne, Mr. King served as Executive Vice President and Regional President at First Horizon Bank (formerly IBERIABANK) from July 2020 to September 2023. He previously held several senior roles at various regional banks, including Regions Bank and AmSouth Bank. Mr. King holds a Bachelor of Science in Accounting from Birmingham-Southern College and a Master of Business Administration from the University of Alabama at Birmingham Collat School of Business.
Judson R. Spooner
Chief Operating Officer
Mr. Spooner has served as Chief Operating Officer of CommerceOne since March 2026. Mr. Spooner previously served as Chief Financial Officer of CommerceOne from February 2018 to March 2026. Prior to joining CommerceOne, Mr. Spooner served in accounting and finance roles at Oakworth Capital Bank from October 2014 to February 2018, most recently as Controller. He began his professional career with Jackson Thornton, an accounting firm, in October 2012. Mr. Spooner is a Certified Public Accountant and holds a Bachelor of Science in Accounting and a Master of Accountancy from the University of Alabama.
Kim Olson
Chief Risk Officer
Ms. Olson has served as Chief Risk Officer of Green Dot since March 2025. Prior to joining Green Dot, Ms. Olson held chief risk officer and senior risk oversight and remediation roles at leading global banking organizations and in professional services. Her experience includes serving as the Head of the Office of Remediation at Discover Financial Services from November 2023 to February 2025, as part of the executive team of Silicon Valley Bridge Bank in March 2023, as Chief Risk Officer of Silicon Valley Bank from December 2022 to March 2023, and as Chief Risk Officer of the Americas at Sumitomo Mitsui Banking Corporation from 2018 to December 2022. Ms. Olson began her career at the Federal Reserve Bank of New York in 1992, where for over a decade she held a variety of increasingly senior roles in applications, policy, and examinations in banking supervision. Ms. Olson has a master’s degree from Harvard University and a bachelor’s degree from Santa Clara University.
Joelle B. Weltzin
General Counsel
Ms. Weltzin has served as General Counsel of CommerceOne since April 2026. Prior to joining CommerceOne, Ms. Weltzin served as Executive Vice President, General Counsel and Corporate Secretary of Evolve Bank & Trust from March 2024 to April 2026. Prior to that, Ms. Weltzin served as Associate General Counsel of Ally Bank from December 2021 to February 2024, and as Senior Vice President and Division General Counsel of

Truist Bank (formerly BB&T) from January 2006 to December 2021. Ms. Weltzin has more than 25 years of experience advising on legal, compliance, regulatory, and litigation matters in the banking and insurance industries. Ms. Weltzin holds a Juris Doctor from Southern Illinois University School of Law and a Bachelor of Arts from Bradley University.
Non-Employee Directors
All directors listed below have consented to serve as directors of the Combined Company.
Kevin B. Kynerd
Chairman
Mr. Kynerd has served as Chairman of the CommerceOne Board since March 2024 and has served as Director of CommerceOne since March 2023. Mr. Kynerd currently serves as Executive Chairman of Bradford Building Company, Inc., a construction company, and previously served as its President and Chief Executive Officer from March 1995 to December 2025. He founded 30A Investment Partners, LLC, a portfolio company that develops, invests in, and manages a diverse portfolio of companies across different industries, in 2012 and currently serves as its Partner and Manager. He served as Director of Progress Bank & Trust from July 2017 to December 2022 and of First Partners Bank from May 2010 to June 2017. Mr. Kynerd has served as Director of Jack Brown’s Joint Development Partners, LLC, a restaurant chain, since 2011. Mr. Kynerd holds a Bachelor of Science in Business Administration and a Master of Business Administration from Samford University. Mr. Kynerd’s decades of executive leadership and board experience, including his service on the boards of various regional banks, provide him with the qualifications, attributes and skills necessary to serve on the New CommerceOne Board.
Samuel D. Haskell
Director
Mr. Haskell has served as Director of CommerceOne since June 2018. Mr. Haskell has served as Managing Member and Chief Investment Officer of Colarion LLC, a registered investment advisor, since February 2016. He has also served as Chief Investment Officer of jhh wealth, llc, an SEC-registered investment adviser, since January 2022. Mr. Haskell began his professional career with Morgan Stanley, an investment bank, in equity research and served as investment advisor at various financial institutions throughout his career. He was President of Southeast Income Property Inc., a real estate investment company, from 2015 to 2023. Mr. Haskell served as Director of Janover Inc. from July 2023 to May 2025. Mr. Haskell holds a bachelor’s degree from Princeton University. Mr. Haskell’s strong expertise in capital markets and asset management, combined with decades-long service in investment advisory, provides him with the qualifications, attributes and skills necessary to serve on the New CommerceOne Board.
Travis A. Meyer
Director
Mr. Meyer has served as Director of CommerceOne since January 2018. Mr. Meyer has served as President of 30A Investment Partners, LLC, a portfolio company that develops, invests in, and manages a diverse portfolio of companies across different industries, since March 2012. He has also served as President and Managing Partner of Southeastern Retail Development LLC, a development company that specializes in the development of retail properties, since March 2012. He has served as a Principal of Jack Brown’s Joint Development Partners, LLC, a restaurant chain, since 2012. Mr. Meyer previously served as Director of Key Data Dashboard, Inc., an information service company for the property rental industry, from April 2018 to July 2024. Mr. Meyer holds a Bachelor of Science in Management, Finance from Tulane University. Mr. Meyer’s extensive experience in investment management and executive leadership, together with his financial training and experience overseeing portfolio companies, provides him with the qualifications, attributes and skills necessary to serve on the New CommerceOne Board.
Bill I. Smith
Director
Mr. Smith co-founded CommerceOne and has served as Director of CommerceOne since 2018. Mr. Smith has served as Chief Executive Officer of Caliza, LLC, dba Landing, a furnished apartments and furniture rental platform, since 2019. He founded Smith Ventures, LLC, a private equity firm, in 2018. Mr. Smith has founded several companies throughout his career, including Insight Card Services, LLC, a fintech company, and Shipt, Inc., an online grocery marketplace delivery company. Mr. Smith has also served as Director of Coca-Cola Bottling Company UNITED, Inc., a beverage manufacturing company, since 2020. Mr. Smith’s experience building, scaling and governing high-growth companies, including regulated financial institutions and fintech businesses, provides him with the qualifications, attributes and skills necessary to serve on the New CommerceOne Board.
Cynthia B. Wyatt
Director
Ms. Wyatt currently serves on the Schellman Advisory and Brownell Travel’s Advisory Board. Ms. Wyatt founded Insyte CPAs, which specialized in risk management and outsourced internal audit services, and she served as its Managing Member from its founding in 2015 until it was sold to Schellman Compliance in July 2024. Prior to founding Insyte CPAs, Ms. Wyatt began her professional career with a “Big Four” accounting firm in audit and technology assurance, worked as a division controller for a privately-held group of companies that included a bank, and served as a regional partner with a top 50 accounting firm as their Risk Management, Internal Control, & Business Process Service Leader. Ms. Wyatt has primarily served financial institutions and companies serving the banking industry throughout her career. Ms. Wyatt holds a Bachelor of Science in Accounting with a minor concentration in Management Information Systems from the University of Alabama at Birmingham. Ms. Wyatt is currently licensed as a Certified Public Accountant in the State of Alabama and currently holds the Certified Information Technology Professional and Certified in Financial Forensics designations. She previously held the Certified Fraud Examiner and Certified Information Systems Auditor designations. Ms. Wyatt’s expertise in enterprise risk management, financial and information technology controls, and internal auditing provides her with the qualifications, attributes and skills necessary to serve on the New CommerceOne Board.
Douglas E. Coltharp
Director
Mr. Coltharp has served on Under Armour’s Board of Directors since December 2004. Since May 2010, Mr. Coltharp has served as Executive Vice President and Chief Financial Officer of Encompass Health Corporation (formerly HealthSouth Corporation). Before that, Mr. Coltharp served as a partner at Arlington Capital Advisors and Arlington Investment Partners, a Birmingham, Alabama based financial advisory and private equity business from May 2007 to April 2010 and as Executive Vice President and Chief Financial Officer of Saks Incorporated, a publicly traded consumer retailer, and its predecessor organization from 1996 to May 2007. Mr. Coltharp’s financial expertise and past executive leadership experience, including at Encompass Health Corporation and Saks Incorporated, provide him with the qualifications, attributes and skills necessary to serve on the New CommerceOne Board.
Ellen Richey
Director
Ellen Richey has served on the Green Dot Board since April 2020. Ms. Richey previously served as the Vice Chairman of Risk and Public Policy at Visa Inc., a global payment technology provider, from October 2014 to May 2019 and as its Chief Risk Officer from February 2017 to July 2019. Ms. Richey also concurrently served as Visa’s Chief Legal Officer and Chief Enterprise Risk Officer in 2014 and as Visa’s Chief Enterprise Risk Officer from October 2007 to December 2013. Ms. Richey also served as a member of Visa’s executive committee throughout her tenure with Visa. In those positions, she was responsible for Visa’s risk, audit, compliance, payment system security and public policy teams and was also responsible for Visa’s legal function in 2014. Prior to joining Visa, she worked at Washington Mutual Inc. as senior vice president of enterprise risk management and executive vice president of card services from October 2005 to June 2006. Prior to that, Ms. Richey served as the Vice Chairman of Providian Financial Corporation, where she had responsibility for the enterprise risk management, legal, corporate governance, corporate relations, compliance and audit functions from October 1999 to December 2005. Ms. Richey has also served on the board of directors of Cantaloupe, Inc. (formerly USA Technologies, Inc.) since May 2020. Ms. Richey previously served as executive vice president and as a member of the board of directors of Green Visor Financial Technology Acquisition Corporation I from May 2021 to May 2023. Ms. Richey holds a B.A. in Linguistics and Far Eastern Languages from Harvard

University and a J.D. from Stanford Law School, and she served as a law clerk for Associate Justice Lewis F. Powell, Jr. of the United States Supreme Court from 1979 to 1980. Ms. Richey’s enterprise risk management, financial expertise, and past executive leadership experience provide her with the qualifications, attributes and skills necessary to serve on the New CommerceOne Board.
William I Jacobs
Director
William I Jacobs has served as the Chairman of the Green Dot Board since June 2016, Green Dot’s Chief Executive Officer since January 2026 and Green Dot’s interim Chief Executive Officer from January 2020 to March 2020 and March 2025 to January 2026. Mr. Jacobs previously served as a member of the board of directors of Corsair Partnering Corporation, a special purpose acquisition company sponsored by an affiliate of Corsair Capital LLC, from March 2021 through July 2023. Mr. Jacobs also previously served as a member of the board of directors of Global Payments, Inc., a payment processing services company, from 2001 to April 2022, during which time he served as the Chairman of the board of directors from June 2014 until September 2019. He also served as Lead Independent Director of Global Payments from 2003 to May 2014 and as one of its business advisors from August 2002 until September 2019. Prior to joining the board of directors of Global Payments, Mr. Jacobs served as Managing Director and Chief Financial Officer of The New Power Company from 2000 to 2002. From 1995 to 2000, Mr. Jacobs served in various senior roles at MasterCard International. Prior to MasterCard, Mr. Jacobs served as Executive Vice President, Chief Operating Officer of Financial Security Assurance, Inc., from 1984 to 1994. Mr. Jacobs previously served on the board of directors of Asset Acceptance Capital Corp., Investment Technology Group, Inc., and Alpharma, Inc. Mr. Jacobs has served on the board of directors of Repay Holdings Corporation, a publicly traded financial technology company, since July 2019. He holds a B.S. degree in Business Administration from American University and a J.D. from American University Washington College of Law. Mr. Jacobs’s financial expertise and past executive leadership experience, including at Global Payments, Inc., provide him with the qualifications, attributes, and skills necessary to serve on the New CommerceOne Board.
Director Independence
The New CommerceOne Charter requires that so long as the New CommerceOne Common Stock is listed for trading on a national securities exchange, a majority of its directors will be independent in accordance with the NYSE listing standards, as required by the NYSE listing standards. Prior to the consummation of the Mergers, the New CommerceOne Board will undertake a review of the independence of each director.
Committees of the New CommerceOne Board of Directors After the Mergers
General
Upon completion of the Mergers, the New CommerceOne Board is expected to have five standing committees to assist the New CommerceOne Board in its responsibilities. They are the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Risk Committee and the Technology Committee. Additionally, the New CommerceOne Board retains the authority to designate other committees, with each committee to consist of one or more directors of New CommerceOne and upon such terms the New CommerceOne Board deems appropriate.
Each committee’s expected composition and specific responsibilities are detailed below. Committee members will serve at the pleasure of the New CommerceOne Board and for such term or terms as the New CommerceOne Board may determine. The New CommerceOne Board will adopt written charters detailing the scope and responsibilities of the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Risk Committee and the Technology Committee. After the consummation of the Mergers, copies of the charters for each committee will be available on the investor relations portion of the Combined Company’s website.
Audit Committee
The New CommerceOne Board’s Audit Committee is expected to consist of at least three members of the New CommerceOne Board, each of whom will be required to be (i) “independent” under each of the NYSE rules and Rule 10A-3 of the Exchange Act and (ii) financially literate. Additionally, at least one member of the Audit

Committee will be required to qualify as an “audit committee financial expert” under SEC rules and have accounting or related financial management expertise. The Audit Committee is required to meet periodically as deemed necessary to carry out its responsibilities, and at least four times per year.
The role of the Audit Committee is to assist the Board in its oversight responsibilities relating to:
•	the integrity of New CommerceOne’s financial statements;
•	New CommerceOne’s compliance with legal and regulatory requirements;
•	New CommerceOne’s system of internal controls over financial reporting;
•	the independence and qualifications of New CommerceOne’s independent auditors; and
•	the performance of New CommerceOne’s independent auditors and the internal audit activities of New CommerceOne.
The role of the Audit Committee is one of oversight. New CommerceOne management is responsible for the preparation, presentation and integrity of its financial statements and for the effectiveness of internal control over financial reporting. Management and the internal audit activities of New CommerceOne (including, in the event the internal audit activities are outsourced to an independent third-party service provider, the New CommerceOne personnel primarily responsible for the design and implementation of the internal audit activities) are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for planning and carrying out a proper audit of New CommerceOne’s annual financial statements and of New CommerceOne internal control over financial reporting at such time as it becomes subject to such requirement and other procedures.
Compensation Committee
The New CommerceOne Board’s Compensation Committee is expected to consist of at least three members of the New CommerceOne Board, each of whom will be required to be “independent” under the NYSE rules. The Compensation Committee is scheduled to meet at least three times a year, or more frequently if necessary, to fulfill its duties.
The role of the Compensation Committee is to assist the New CommerceOne Board in its responsibilities relating to:
•	the compensation and retention strategies for New CommerceOne’s Chief Executive Officer and other executive officers; and
•
its oversight of the development, implementation and effectiveness of New CommerceOne’s policies and strategies relating to its human capital management function, including: (i) recruiting, retention, career development and progression; (ii) management succession (other than that within the purview of the Nominating and Governance Committee); and (iii) employee benefits and employment practices.

Nominating and Governance Committee
The New CommerceOne Board’s Nominating and Governance Committee is expected to consist of at least three members of the New CommerceOne Board, each of whom will be required to be “independent” under the NYSE rules. The Nominating and Governance Committee is scheduled to meet at least two times a year, or more frequently if necessary, to fulfill its duties.
The role of the Nominating and Governance Committee is to assist the New CommerceOne Board in its responsibilities relating to:
•
corporate governance matters, including, among other things, the review, development and establishment of New CommerceOne’s policies and practices and the procedures for the oversight and evaluation of the New CommerceOne Board and management; and

•
the New CommerceOne Board and its committees, including: (i) identifying, selecting and recommending nominees to stand for election as directors at annual or special meetings of stockholders, and to serve as members of the New CommerceOne’s Board committees; and (ii) recommending changes to the size of the New CommerceOne Board or any of its committees.

Risk Committee
The Risk Committee is expected to consist of at least three members of the New CommerceOne Board. The Risk Committee convenes at least four times a year, or more frequently if necessary, to fulfill its duties.
The role of the Risk Committee is to assist the New CommerceOne Board in its oversight responsibilities relating to:
•	New CommerceOne’s risk management framework, including its policies and appetite for operational risk;
•	reviewing, and assessing the effectiveness of New CommerceOne’s risk management framework;
•	ensuring issues and concerns are elevated to the New CommerceOne Board and its Audit Committee, as appropriate;
•	overseeing actions relating to financial and operational risks;
•	New CommerceOne’s risk appetite and tolerance; and
•	the performance of any other related tasks that the New CommerceOne Board shall, from time to time, assign.
Risk assessment and risk management are the responsibility of New CommerceOne’s management. The Risk Committee’s responsibility is one of oversight and review.
Technology Committee
The Technology Committee is expected to consist of at least three members of the New CommerceOne Board. The Technology Committee convenes at least two times a year, or more frequently if necessary, to fulfill its duties.
The role of the Technology Committee is to assist the New CommerceOne Board in its responsibilities relating to:
•
the oversight, management and review of New CommerceOne’s technology and cybersecurity functions, including the strategies, policies, standards, procedures, and systems established by management to identify, assess, measure, and manage these areas;

•	reviewing significant technology investments and expenditures in support of New CommerceOne’s technology strategy and operations; and
•
reviewing reports and trends on New CommerceOne’s information-technology, information-security, and data risks – including those involving cybersecurity, data management and protection, and business continuity – and reports from New CommerceOne’s management on its actions to assess, monitor, and control those risks.

THE MERGERS
This section of the proxy statement/prospectus describes material aspects of the Mergers. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the Mergers. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information.”
Terms of the Mergers
Each of CommerceOne’s and Green Dot’s respective board of directors has approved the Merger Agreement and the transactions contemplated thereby, including the Mergers. The Merger Agreement provides that, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub One will merge with and into CommerceOne, with CommerceOne surviving as a direct wholly-owned subsidiary of New CommerceOne, and Merger Sub Two will merge with and into Green Dot, with Green Dot surviving as a direct, wholly-owned subsidiary of Merger Sub Two Holdco; and (ii) CommerceOne will then merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation.” Between the completion of (i) and (ii) of the foregoing sentence, pursuant to the terms and subject to the conditions set forth in the Separation Agreement, (a) Green Dot will convert into a limited liability company, (b) Green Dot will distribute the stock of Green Dot Bank to Merger Sub Two Holdco and (c) Payments Buyer will acquire Green Dot and its non-bank financial technology and related assets and operations (the “Payments Sale”). As a result of the Mergers, New CommerceOne will become a publicly traded company and acquire and retain Green Dot Bank as its wholly-owned subsidiary.
Subject to the terms and conditions of the Merger Agreement, at the First Effective Time, each share of CommerceOne Common Stock issued and outstanding immediately prior to the First Effective Time, subject to certain exceptions set forth in the Merger Agreement, will be converted into the right to receive one share of New CommerceOne Common Stock. Each outstanding share of Green Dot Common Stock will be converted into the right to receive 0.2215 shares of New CommerceOne Common Stock (the “Exchange Ratio”) and an amount in cash equal to $8.11, without interest and subject to any required tax withholding (the “Per Share Cash Consideration”). Green Dot stockholders who would otherwise be entitled to a fraction of a share of New CommerceOne Common Stock in the Mergers will instead receive, in lieu of the fraction of a share, an amount in cash (rounded to the nearest cent) equal to (i) (A) (1) the closing sale price of Green Dot Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal on the last trading day preceding the date (the “Closing Date”) on which the closing of the transactions contemplated by the Merger Agreement (the “Closing”) occurs minus (2) the Per Share Cash Consideration, divided by (B) the Exchange Ratio, multiplied by (ii) the fraction of a share (after taking into account all shares of Green Dot Common Stock held by such holder immediately prior to the First Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of New CommerceOne Common Stock which such holder would otherwise be entitled to receive.
If, prior to the First Effective Time, the outstanding shares of CommerceOne Common Stock, New CommerceOne Common Stock or Green Dot Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities, including by reason of any reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or if there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the Exchange Ratio and the Per Share Cash Consideration to give CommerceOne and New CommerceOne and the holders of Green Dot Common Stock the same economic effect as contemplated by the Merger Agreement prior to such event. CommerceOne stockholders are being asked to approve, among other proposals, the Merger Agreement and the transactions contemplated by the Merger Agreement and Green Dot stockholders are being asked to adopt the Merger Agreement and approve the transactions contemplated by the Separation Agreement. See the section entitled “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the Mergers, including information about the conditions to the completion of the Mergers and the provisions for terminating or amending the Merger Agreement.
Background of the Mergers and the Payments Sale
As part of Green Dot’s ongoing consideration and evaluation of its long-term strategic plans and prospects, the Board of Directors of Green Dot (the “Green Dot Board”) and members of Green Dot’s management team regularly review, consider and assess Green Dot’s strategies, objectives, products, operations, financial performance and future growth prospects and consider various strategic opportunities and challenges, taking into account various factors, including the business, competitive, regulatory, financing and economic environments facing financial institutions generally and Green Dot in particular, all with the goal of enhancing value for the Green Dot stockholders. These reviews, considerations and assessments have from time to time included discussions of potential opportunities for business combinations, divestitures and other financial and strategic alternatives, and the potential benefits and risks of such potential opportunities compared to the potential benefits and risks of Green Dot continuing to pursue its strategy as a standalone company without pursuing such potential opportunities.
In considering Green Dot’s strategic options, the Green Dot Board, as well as members of Green Dot’s management team, regularly meet with representatives of various financial advisory firms experienced in the financial services industry to discuss, among other things, market conditions, industry trends, Green Dot’s performance and potential business combinations and sale opportunities. Such reviews have been accompanied by periodic conversations between senior executives or members of the Green Dot Board and their counterparts at other firms operating in the financial services industry, including regarding potential transactions or commercial opportunities. During the fourth quarter of 2024 and the beginning of 2025, these ongoing strategic discussions of the Green Dot Board and Green Dot management focused on exploring possibilities for maximizing value for stockholders by understanding the potential level of interest of third parties in acquiring Green Dot or one of its businesses.
On January 10, 2025, representatives of Citigroup Global Markets Inc. (“Citi”) met with representatives of Green Dot management and members of the Green Dot Board. Following this meeting, Green Dot engaged Citi to act as its financial advisor and assist the Green Dot Board in its evaluation of strategic alternatives, including a potential sale of Green Dot or one of its businesses. Citi was selected based on its qualifications, experience and reputation in the financial services industry and its knowledge of the business and affairs of Green Dot. Over the next several weeks, representatives of Citi held multiple meetings with representatives of Green Dot management and members of the Green Dot Board to discuss the financial performance of Green Dot’s business and its operating segments, strategic alternatives potentially available to Green Dot, including remaining as a standalone company, the potential separation of certain of Green Dot’s operating segments or a sale of Green Dot, as well as potentially viable counterparties for such strategic alternatives.
On January 29, 2025, at a meeting of the Green Dot Board, the Green Dot Board directed Green Dot management and representatives of Citi to continue preparations for a process to explore potential strategic alternatives for Green Dot, including a potential sale of Green Dot or one of its businesses.
On March 10, 2025, Green Dot publicly announced that it had engaged Citi to conduct a review of strategic alternatives. As part of that same announcement, Green Dot announced the appointment of William I Jacobs, Chairman of the Green Dot Board, as interim Chief Executive Officer of Green Dot, and Chris Ruppel, the Chief Revenue Officer of Green Dot, as interim President of Green Dot.
Following the public announcement of the strategic review process, at the direction of the Green Dot Board, Citi conducted outreach to third parties who could be potentially viable counterparties in a strategic transaction with Green Dot, including other financial institutions and financial sponsors, and responded to inbound inquiries from potentially interested parties. Following the public announcement of the strategic review process, representatives of Citi and Green Dot management engaged with 67 potential third parties or consortiums. In connection with such outreach and in response to such inquiries, representatives of Citi provided non-disclosure agreements approved by Green Dot to potentially interested parties (each, an “NDA”), each of which included a customary standstill provision. The standstill provision provided that such provision would terminate upon Green Dot’s entry into an agreement providing for the sale or change of control of Green Dot and permitted proposals to be communicated confidentially to Green Dot’s chief executive officer and the Green Dot Board. Green Dot entered into NDAs with 34 potentially interested parties or consortiums. Parties who executed an NDA were subsequently granted access to a virtual data room containing certain financial, operational and legal information regarding Green Dot and its subsidiaries, and provided other due diligence access to Green Dot’s representatives.
On March 15, 2025, representatives of Stephens Inc. (“Stephens”) contacted Citi on behalf of an investor consortium that included Smith Ventures to express interest in a potential transaction with Green Dot. On March 24, 2025, and March 28, 2025, a bank holding company (“Party A”) and a holding company (“Party B”), respectively, entered into an NDA with Green Dot. On March 29, 2025, a consortium that included a consumer credit company and a consumer bank (collectively, “Party C”) contacted representatives of Green Dot to express its interest in a potential transaction with Green Dot. Party C entered into an NDA with Green Dot on April 21, 2025, and Smith Ventures entered into an NDA with Green Dot on April 22, 2025.
In its engagement with potentially interested parties, representatives of Citi, on behalf of Green Dot, solicited initial non-binding indications of interest in a strategic transaction with Green Dot, including preliminary valuation. Between April 30, 2025 and May 6, 2025, Citi received initial non-binding indications of interest from 13 parties, including the Smith Ventures consortium, Party A, Party B and Party C. The 13 initial non-binding indications of interest consisted of eight proposals to acquire the entirety of Green Dot and its subsidiaries and five proposals to acquire certain business segments of Green Dot. The Smith Ventures consortium submitted a non-binding proposal to acquire Green Dot for a purchase price of $575 million to $650 million in cash, or an implied price per share of Green Dot Common Stock of $9.62 to $10.88. Party A submitted a non-binding proposal to acquire Green Dot for a purchase price of $9.75 to $10.50 in cash per share of Green Dot Common Stock. Party B submitted a non-binding proposal to acquire Green Dot for a purchase price of $10.50 in cash per share of Green Dot Common Stock. Party C submitted a non-binding proposal to acquire Green Dot for $575 million in cash, or an implied purchase price of $9.62 in cash per share of Green Dot Common Stock, in a transaction involving the acquisition of Green Dot by Party C’s consumer finance company and the acquisition of Green Dot Bank by Party C’s consumer bank.
On May 9, 2025, at a meeting of the Green Dot Board, with representatives of Green Dot management, Citi and Wachtell, Lipton, Rosen & Katz, outside counsel to Green Dot (“Wachtell Lipton”), in attendance, the Green Dot Board reviewed the initial non-binding indications of interest received by Green Dot. The Green Dot Board considered a number of factors when evaluating each proposal, including the proposal’s potential value creation for Green Dot stockholders, timeline for consummation and execution risks. Following this meeting, at the direction of the Green Dot Board, eight of the potentially interested parties that had submitted an initial proposal, including the Smith Ventures consortium, Party A, Party B and Party C, were invited to continue their diligence and submit a revised proposal based on additional due diligence information that would be provided to them over the subsequent weeks.
During early to mid-May, Green Dot conducted management presentations with each of the eight parties that had advanced to the next phase of the process. During this time, Green Dot received a non-binding indication of interest from another potentially interested party, a publicly traded financial services company (“Party D”), to acquire all of the non-bank business of Green Dot. Party D’s proposal contemplated an acquisition of Green Dot’s non-bank business segments for a purchase price in the range of $550 million to $650 million, consisting of a combination of cash and stock consideration.
On May 21, 2025, at a meeting of the Green Dot Board, with representatives of Green Dot management, Citi and Wachtell Lipton in attendance, the Green Dot Board discussed Party D’s proposal, and the prospect of expanding the strategic review process to include potential new counterparties with an interest in acquiring only Green Dot Bank, so that the Green Dot Board could consider strategic transactions involving Green Dot Bank, Green Dot’s non-bank business, or the entirety of Green Dot, whether in one or multiple transactions. Following the discussion, the Green Dot Board directed representatives of Citi to engage with Party D and with parties that had expressed interest in acquiring only Green Dot Bank, including those that declined to submit a non-binding indication of interest, to further evaluate a sale of Green Dot Bank in connection with a concurrent sale of Green Dot’s non-bank business to another party.
On June 18, 2025, representatives of Stephens contacted representatives of Citi to inform Citi that Smith Ventures was partnering with CommerceOne in order to better facilitate and structure a potential strategic transaction with Green Dot and to discuss the possibility of a joint transaction proposal by Smith Ventures and CommerceOne. CommerceOne subsequently executed an NDA with Green Dot on June 19, 2025 and was provided access to due diligence materials.
From July 8, 2025, through July 11, 2025, Citi received non-binding indications of interest in acquiring Green Dot or one of its businesses from seven parties. Party A submitted a non-binding proposal to acquire Green Dot for a purchase price of $11.50 to $12.50 in cash per share of Green Dot Common Stock. Party B submitted a non-binding proposal to acquire Green Dot for a purchase price of $11.00 in cash per share of Green Dot Common Stock. Party C submitted a non-binding proposal to acquire Green Dot for $610 million, or an implied purchase price of $10.12 in cash per share of Green Dot Common Stock, in a transaction involving the acquisition of Green Dot by Party C’s consumer finance company and the acquisition of Green Dot Bank by Party C’s consumer bank. Smith Ventures and CommerceOne submitted a non-binding proposal contemplating the acquisition by affiliates of Smith Ventures of Green Dot’s payments business for $590 million in cash, of which $340 million would be made available to Green Dot stockholders, and the combination of Green Dot’s remaining business, consisting of Green Dot Bank, with CommerceOne in an all-stock merger in which Green Dot stockholders would receive $329 million in CommerceOne stock, or an estimated implied aggregate purchase price of $11.11 in cash and stock consideration per share of Green Dot Common Stock. Party D submitted a non-binding proposal to acquire Green Dot’s non-bank business for an aggregate purchase price of $500 million to $600 million in shares of Party D at a to-be-determined fixed exchange ratio, or an implied purchase price of $9.57 to $11.23 in stock consideration per share of Green Dot Common Stock, and which would require a separate party to acquire Green Dot Bank. Green Dot and its representatives did not receive any proposals to acquire only Green Dot Bank that ascribed any value to Green Dot Bank.
On July 15, 2025, at a meeting of the Green Dot Board, with representatives of Green Dot management, Citi and Wachtell Lipton in attendance, the Green Dot Board discussed the latest non-binding proposals received from potentially interested parties, evaluated certain advantages and disadvantages of each proposal based on a number of factors, including the proposal’s potential value creation for Green Dot stockholders and execution risks, including with respect to regulatory approvals and transaction financing, as well as the proposed transaction structure, the revisions made by potentially interested parties in their second non-binding indications of interest relative to their initial non-binding indications of interest, and the level of interest and engagement by each party demonstrated to date. After discussion, the Green Dot Board directed the representatives of Green Dot management and representatives of Citi to invite four potentially interested parties, including Smith Ventures and CommerceOne, Party A, Party B and Party C, to submit final proposals.
On August 4, 2025, at the direction of the Green Dot Board, an initial draft of a merger agreement was distributed to each of the four remaining potentially interested parties, and each such party was advised to submit a merger agreement mark-up to representatives of Wachtell Lipton with the submission of its final proposal. Throughout the month of August, Green Dot provided additional due diligence material to each of the parties invited to submit a final proposal.
On August 25, 2025, representatives of Party A submitted a revised merger agreement to representatives of Wachtell Lipton.
On August 25, 2025, at a meeting of the Green Dot Board, with representatives of Green Dot management, Citi and Wachtell Lipton in attendance, the Green Dot Board discussed the engagement of each remaining potentially interested party with representatives of Green Dot management and Citi, as well as updated financial market information regarding Green Dot. At the meeting, Green Dot management reviewed with the Green Dot Board management’s projections and standalone plan for the business, which the Green Dot Board subsequently approved such projections for use and reliance by Citi in its financial analyses.
On August 26, 2025, representatives of Green Dot management met with representatives of Party B to discuss Green Dot and a potential transaction between Green Dot and Party B. On August 27, 2025, representatives of Green Dot management also met with representatives of Party A to discuss Green Dot and a potential transaction between Green Dot and Party A.
On August 29, 2025, representatives of Party C submitted a revised merger agreement to representatives of Wachtell Lipton.
On September 4, 2025, Smith Ventures and CommerceOne submitted a non-binding proposal contemplating the acquisition by affiliates of Smith Ventures of Green Dot’s payments business for $690 million in cash, of which $470 million would be made available to Green Dot stockholders, and the combination of Green Dot’s remaining business, consisting of Green Dot Bank, with CommerceOne in an all-stock merger in which Green Dot stockholders would receive an estimated $347 million in CommerceOne stock, or an estimated implied aggregate purchase price of $14.22 in cash and stock consideration per share of Green Dot Common Stock. Smith Ventures and CommerceOne’s proposal also included a request for a period of exclusive negotiations with Green Dot.

Also on September 4, 2025, Party A informed representatives Green Dot management that it would not submit a final proposal and would not be pursuing a transaction with Green Dot. Despite follow-up by representatives of Citi, Party B never submitted a final proposal to acquire Green Dot.
On September 10, 2025, Party C submitted a non-binding proposal to acquire all outstanding Green Dot Common Stock for a purchase price of $14.00 in cash per share in a transaction involving the acquisition of Green Dot by Party C’s consumer finance company and the acquisition of Green Dot Bank by Party C’s consumer bank. Following Green Dot’s receipt of the final proposals from Smith Ventures and CommerceOne and Party C, representatives of Citi and Wachtell Lipton, at the direction of Green Dot management, engaged with representatives of Smith Ventures and CommerceOne and Party C to seek to clarify their respective proposals and to confirm the terms and status of their respective potential financing commitments.
On September 26, 2025, at a meeting of the Green Dot Board, with representatives of Green Dot management, Citi and Wachtell Lipton in attendance, the Green Dot Board discussed the two proposals that had been received from the two remaining potentially interested parties, Smith Ventures and CommerceOne and Party C, as well as the discussions between representatives of Citi and the parties that declined to submit proposals, who had indicated they were no longer interested in a transaction with Green Dot. The Green Dot Board directed representatives of Green Dot management, Citi and Wachtell Lipton to continue to engage with both parties to seek to improve and clarify certain terms of their respective proposals, noting that Party C had not provided evidence of an ability to obtain financing for its proposal.
At the direction of the Green Dot Board, Wachtell Lipton shared a revised draft of a merger agreement with Party C’s outside counsel on October 5, 2025, and shared a revised draft of the merger agreement and the separation agreement with Sullivan & Cromwell LLP (“Sullivan & Cromwell”), outside counsel to CommerceOne, on October 6, 2025. During the period through November 23, 2025, Green Dot, CommerceOne, Smith Ventures and their respective advisors and outside counsel continued to negotiate the terms of, and exchanged drafts of, the merger agreement, the separation agreement and related transaction documentation.
Throughout the last three weeks of September 2025 and the first three weeks of October 2025, at the direction of the Green Dot Board, representatives of Green Dot management, Citi and Wachtell Lipton engaged in further discussions with the management and outside advisors of each of Party C and CommerceOne and Smith Ventures. Among other things, representatives of Green Dot management, Citi and Wachtell Lipton sought to obtain evidence from Party C of an ability to obtain committed financing for the transaction contemplated by its proposal, but Party C was not able to provide draft commitment letters.
On October 20, 2025, at a meeting of the Green Dot Board, with representatives of Green Dot management, Citi and Wachtell Lipton in attendance, the Green Dot Board, with input from representatives of Green Dot management, Citi and Wachtell Lipton, discussed the status of negotiations with Party C and with CommerceOne and Smith Ventures, including each party’s efforts to secure transaction financing. Representatives of Citi and Green Dot management explained that, despite the additional time afforded Party C since the submission of its latest proposal on September 10, Party C had not provided evidence of an ability to obtain committed financing for a transaction. Representatives of Green Dot management, Citi and Wachtell Lipton also described the clarifications that Smith Ventures and CommerceOne had made to their proposal and explained that representatives of Sullivan & Cromwell had provided mark-ups of Green Dot’s proposed transaction agreements on behalf of CommerceOne and Smith Ventures. At the request of the Green Dot Board, representatives of Citi reviewed with the Green Dot Board certain preliminary financial analyses relating to Green Dot and the Smith Ventures and CommerceOne transaction proposal based upon and reflecting Green Dot management’s financial projections previously approved by the Green Dot Board for Citi’s use and reliance in its financial analyses (subject to an adjustment to reflect management’s revised expectations for 2025) and certain internal projections of CommerceOne and the Combined Company for 2026 to 2029 provided to Green Dot by CommerceOne management and extrapolated by Green Dot management. The Green Dot Board also discussed the request of Smith Ventures and CommerceOne to enter into exclusivity to continue negotiations, and the risk of Smith Ventures and CommerceOne withdrawing their proposal if Green Dot continued to decline to enter into an exclusivity agreement. Following such discussion, the Green Dot Board directed Green Dot to agree to a period of 45 days of exclusivity with CommerceOne and Smith Ventures. Following the meeting, Green Dot, Smith Ventures and CommerceOne entered into a letter agreement providing for a 45-day exclusivity period.

Over the next several weeks, representatives of Green Dot management, Citi and Wachtell Lipton engaged in discussions with representatives of CommerceOne, Smith Ventures, Stephens, financial advisor to Smith Ventures, Performance Trust Capital Partners, LLC, financial advisor to CommerceOne, Sullivan & Cromwell and King & Spalding, outside counsel to Smith Ventures (“King & Spalding”), regarding the terms of the potential transaction and due diligence of Green Dot and CommerceOne. CommerceOne conducted a due diligence review of Green Dot Bank’s consumer compliance program, including its policies, procedures, systems, governance framework and internal and external audit functions. This review included consideration of the Consent Order, its associated risks and the remediation efforts currently underway. Further, the budget for necessary remediation efforts was factored into CommerceOne’s economic evaluation of the Mergers and Payments Sale.
On October 28, 2025, at a meeting of the Green Dot Board, with representatives of Green Dot management, Citi and Wachtell Lipton in attendance, the Green Dot Board, with input from representatives of Wachtell Lipton and Citi, discussed the proposed structure of the potential transaction with CommerceOne and Smith Ventures. Representatives of Wachtell Lipton reviewed with the Green Dot Board key terms of the drafts of the definitive transaction agreements that had been exchanged with representatives of Sullivan & Cromwell and King & Spalding. The Green Dot Board also discussed the potential timeline for completing a potential transaction if it were to authorize Green Dot to enter into definitive agreements providing for a potential transaction.
On October 30, 2025, at a meeting of the Green Dot Board, with representatives of Green Dot management, Citi and Wachtell Lipton in attendance, representatives of Green Dot management, Citi and Wachtell Lipton discussed with the Green Dot Board the status of the transaction process, including the due diligence being conducted on Green Dot by CommerceOne and Smith Ventures, and the due diligence being conducted on CommerceOne by Green Dot.
On November 3, 2025, at a meeting of the Green Dot Board, with representatives of Green Dot management, Citi and Wachtell Lipton in attendance, Bill I. Smith, founder of Smith Ventures, and Kenneth W. Till, chief executive officer of CommerceOne, both of whom were present at the invitation of the Green Dot Board, reviewed their backgrounds, respective companies, interest in Green Dot and strategic rationale for the proposed combination and responded to questions from the Green Dot Board. Thereafter, Mr. Smith and Mr. Till left the meeting, and representatives of Citi reviewed with the Green Dot Board certain preliminary financial analyses relating to the potential transaction with Smith Ventures and CommerceOne based upon and reflecting certain internal projections of CommerceOne and the Combined Company for 2026 to 2029 provided to Green Dot by CommerceOne management and extrapolated by Green Dot management. Following such discussion, the Green Dot Board directed Green Dot management to continue pursuing a potential transaction with CommerceOne and Smith Ventures and to update the Green Dot Board regularly as negotiations progressed.
On November 15, 2025, at a meeting of the Green Dot Board, with representatives of Green Dot management, Citi and Wachtell Lipton in attendance, the Green Dot Board reviewed the due diligence that representatives of Green Dot management and its advisors had conducted regarding CommerceOne with respect to, among other things, finance, risk, legal and compliance, human resources and operations. The Green Dot Board, with input from representatives of Wachtell Lipton, then engaged in a discussion of the transaction agreements and certain terms that remained under negotiation.
On November 22, 2025, at a meeting of the Green Dot Board, with representatives of Green Dot management and Wachtell Lipton in attendance, Mr. Unruh, the Chief Financial Officer of Green Dot, reviewed with the Green Dot Board the Green Dot Prospective Financial Information and the Adjusted Combined Company Projections (including adjustments and extrapolations of Green Dot management to the financial information provided by CommerceOne) and the prospective financial profile of Green Dot Bank and the Combined Company after giving effect to the potential transaction, including based upon such projections. Representatives of Green Dot management also reviewed with the Green Dot Board the proposed relationship between Green Dot’s payments business, on the one hand, and Green Dot Bank and CommerceOne, on the other hand, as well as an overview of the negotiations and discussions between representatives of Green Dot, CommerceOne and Smith Ventures regarding the proposed terms of the master services agreement between Green Dot Bank and the payments business representing the parties’ long-term commercial arrangement, including the proposed services thereunder and pricing thereof.
On November 23, 2025, at a meeting of the Green Dot Board, with representatives of Green Dot management, Citi and Wachtell Lipton in attendance, representatives of Citi provided an overview of Green Dot’s strategic review process and summarized the negotiations with Smith Ventures and CommerceOne. Representatives of Citi then reviewed with the Green Dot Board the financial terms of the proposed transaction with Smith Ventures and CommerceOne. The Green Dot Board then reviewed updated disclosures provided by Citi regarding Citi’s relationships with parties involved in the proposed transaction, including Green Dot, CommerceOne and Smith Ventures, which had been provided to Green Dot on November 19, 2025, and the Green Dot Board concluded that such disclosure did not impair Citi’s ability to advise Green Dot with respect to the mergers. Representatives of Citi then reviewed and discussed Citi’s financial analyses with respect to the proposed Green Dot Merger based upon and reflecting the Green Dot Prospective Financial Information and Adjusted Combined Company Projections (each as provided by Green Dot management and approved for use and reliance by Citi in its financial analyses and summarized and described in the section of this proxy statement/prospectus entitled “—Certain Unaudited Prospective Financial Information” beginning on page 162). Thereafter, at the request of the Green Dot Board, Citi rendered its oral opinion to the Green Dot Board (which was subsequently confirmed in writing by delivery of Green Dot’s written opinion dated the same date), as to, as of November 23, 2025, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi as set forth in its written opinion, the fairness, from a financial point of view, to the holders of Green Dot Class A Common Stock of the Green Dot Merger Consideration to be received by such holders in the Green Dot Merger pursuant to the Merger Agreement. The full text of Citi’s opinion, which describes, among other things the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi in connection with the opinion, is attached as Annex I. Representatives of Wachtell Lipton then summarized the directors’ fiduciary duties and summarized the draft definitive transaction agreements providing for the proposed transaction. The Green Dot Board, with input from representatives of Green Dot management and Wachtell Lipton, discussed the definitive transaction documents, including the merger agreement and separation agreement as well as the master services agreement to be entered into between the payments business and Green Dot Bank. Throughout the meeting, the Green Dot Board discussed the strategic rationale and benefits and risks of the proposed transaction, including the opportunity for stockholders to realize $8.11 in cash merger consideration and to continue to participate in the growth of the business as stockholders of the Combined Company, including as a result of the long-term commercial arrangement that would be entered into between the payments business and the Combined Company, as well as other potential benefits and risks, including the factors described in the section of this proxy statement/prospectus entitled “—Green Dot’s Reasons for the Merger and the Payments Sale; Recommendation of the Green Dot Board of Directors” beginning on page 138. At the conclusion of the meeting, the Green Dot Board unanimously (i) determined that the Merger Agreement, the Separation Agreement and the transactions contemplated thereby (including the Green Dot Merger and the Separation) were advisable, expedient and fair to and in the best interests of Green Dot and its stockholders and declared it advisable to enter into the Merger Agreement and the Separation Agreement, and (ii) adopted and approved the Merger Agreement, the Separation Agreement and the transactions contemplated thereby, including the Green Dot Merger and the Payments Sale.
Following the meetings of the Green Dot Board and the CommerceOne Board, and after finalizing the transaction documents, Green Dot, Smith Ventures and CommerceOne executed the Merger Agreement and Separation Agreement late in the evening of November 23, 2025. The transaction was announced the next morning on November 24, 2025 in a press release jointly issued by Green Dot, Smith Ventures and CommerceOne.
Green Dot’s Reasons for the Green Dot Merger and the Payments Sale; Recommendation of the Green Dot Board of Directors
After careful consideration, the Green Dot Board, at a special meeting of the Board held on November 23, 2025, unanimously (i) determined that the Merger Agreement, the Separation Agreement and the transactions contemplated thereby (including the Green Dot Merger and the Payments Sale) were advisable, expedient and fair to and in the best interests of Green Dot and its stockholders and declared it advisable to enter into the Merger Agreement and the Separation Agreement, and (ii) adopted and approved the Merger Agreement, the Separation Agreement and the transactions contemplated thereby, including the Green Dot Merger and the Payments Sale. Accordingly, the Green Dot Board unanimously recommends that the Green Dot stockholders vote “FOR” the Green Dot Merger Proposal, “FOR” the Green Dot Separation Proposal, “FOR” the Green Dot Compensation Proposal and “FOR” the Green Dot Adjournment Proposal.

In reaching the decision to adopt and approve the Merger Agreement and the Separation Agreement, and recommend adoption of the Merger Agreement and approval of the transactions contemplated by the Separation Agreement by Green Dot’s stockholders, the Green Dot Board evaluated the Merger Agreement, the Separation Agreement, the Green Dot Merger, the Payments Sale and the other matters contemplated by the Merger Agreement and the Separation Agreement in consultation with Green Dot management, as well as with Green Dot’s legal and financial advisors, and considered a number of factors, including the following:
•
the implied value of the Merger Consideration to existing Green Dot stockholders based on the selected public companies analysis of the Combined Company performed by Citi, as Green Dot’s financial advisor, as described in the section entitled “The Mergers—Opinion of Green Dot’s Financial Advisor—Selected Public Companies Analysis—Combined Company” was estimated to be approximately $14.23 to $19.18 per share (including $8.11 per share in cash) based on an illustrative range of tangible book value multiples of approximately 1.00x-1.81x applied to the expected tangible book value of the Combined Company at Closing (based on estimates of tangible book value for the Combined Company at June 30, 2026 provided by Green Dot), representing a 21% to 63% premium to the price per share of Green Dot Class A Common Stock of $11.80 on November 21, 2025, the last trading day prior to the transaction announcement, and a 91% to 157% premium to the price per share of Green Dot Class A Common Stock of $7.46 on March 7, 2025, the last trading day prior to the public announcement of the Green Dot Board’s strategic review process;

•
that the consideration to existing Green Dot stockholders in the Green Dot Merger will be paid partially in cash, which is expected to provide immediate liquidity for Green Dot stockholders upon completion of the Mergers, and enable Green Dot stockholders to realize a portion of Green Dot’s present and potential future value, including from the sale of its embedded finance assets, without the risks associated with Green Dot continuing in its present form as a standalone company;

•
that the consideration to existing Green Dot stockholders in the Green Dot Merger will be paid partially in shares of New CommerceOne Common Stock, which is expected to result in existing Green Dot stockholders holding approximately 72% of shares of New CommerceOne Common Stock outstanding immediately following the Mergers, providing existing Green Dot stockholders with the opportunity to participate in the potential future growth of the Combined Company, including any potential growth as a result of the Combined Company’s enhanced size and access to capital and improved earnings and prospects;

•
the relative contributions of Green Dot Bank and CommerceOne to various financial metrics for the Combined Company, based on information provided by Green Dot management and CommerceOne management and reviewed with Citi, as Green Dot’s financial advisor, which reflected (x) a range of 63% to 76% contributions by Green Dot Bank across the Combined Company’s pro forma tangible book value and pro forma net income at or for the year ending December 31, 2027 and pro forma net income for the year ending December 31, 2028 (in each case without giving effect to the portion of the sale proceeds to be retained as a capital contribution to Green Dot Bank) and (y) a range of 79% to 82% contributions by Green Dot Bank across the Combined Company’s earning assets, deposits, pro forma tangible book value and pro forma net income at or for the year ending December 31, 2027 and pro forma net income for the year ending December 31, 2028 (after giving effect to the portion of the sale proceeds to be retained as a capital contribution to Green Dot Bank);

•
the Green Dot Board’s review of strategic alternatives, including Green Dot’s standalone strategy, and the Green Dot Board’s assessment of potential alternative transactions, including in light of financing and other execution risks, and the Green Dot Board’s belief that the transactions contemplated by the Merger Agreement and the Separation Agreement are collectively the best alternative for Green Dot and its stockholders following the Green Dot Board’s public strategic review process and broad outreach to potential strategic partners;

•
the current environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions and the likely effects of these factors on Green Dot’s, the Combined Company’s and Green Dot’s embedded non-bank financial technology business’s potential growth, development, productivity and strategic options;
•
the opportunity to accelerate Green Dot’s execution of its strategic priorities, including in light of the Green Dot Board’s view of the importance of scale to future growth and innovation and the enhanced operational streamlining that would benefit its businesses;

•
each of Green Dot’s and CommerceOne’s businesses, operations, financial condition, asset quality, earnings and prospects, and legal and regulatory compliance; in reviewing these factors, including the information obtained through due diligence, the Green Dot Board considered CommerceOne’s financial condition, asset quality and operating platform, as well the complementary nature of Green Dot Bank’s and CommerceOne’s respective businesses, operations and risk profiles;

•
the operational and regulatory efficiencies related to separating Green Dot’s bank business and embedded non-bank financial technology business into two standalone businesses, allowing both to focus on standalone business plans while preserving their historical partnership through a long-term commercial relationship;

•
the opportunity to employ Smith Ventures’ investment expertise, operational platform and existing customer relationships to accelerate growth of the embedded non-bank financial technology business as a standalone company, with Green Dot stockholders able to participate in Payments Buyer’s growth through the Combined Company’s exclusive long-term commercial arrangements with Payments Buyer contemplated by the Master Services Agreement;

•	the opportunity to develop the Combined Company into a sponsor banking platform, with Green Dot’s standalone embedded non-bank financial technology business serving as an anchor partner;
•
the operational advantages resulting from combining Green Dot Bank’s efficient deposit-gathering platform with CommerceOne’s asset generation capabilities, including, among other things, a more diversified revenue mix, an enhanced infrastructure and compliance profile, and an improved capital position to unlock growth and product development opportunities;

•
the anticipated pro forma financial impact of the Mergers and the Payments Sale on the Combined Company, including earnings, dividends, return on tangible common equity, tangible book value dilution (and earn-back period), asset quality, liquidity and regulatory capital levels;

•
the Green Dot Board’s thorough consideration of the risks and challenges associated with the contemplated structure of the Mergers and the Payments Sale and belief that the leadership, governance, cultural alignment and strategic plan of both CommerceOne and Smith Ventures, and the resulting Combined Company and Payments Buyer, differentiated the transaction from proposals received during the strategic review process;

•	its review and discussions with Green Dot management concerning the due diligence examination of the operations, financial condition and regulatory compliance programs and prospects of CommerceOne;
•
CommerceOne management’s past record of risk management and compliance and its perceived ability to improve Green Dot Bank’s compliance with applicable regulatory requirements, such as consent order remediation or resolution of legal claims;

•	CommerceOne’s plans to invest significant capital in Green Dot Bank to reposition its balance sheet and increase investments in risk and compliance infrastructure;
•
the compatibility of Green Dot’s, CommerceOne’s and Smith Ventures’ cultures, client-service models and operating philosophies, and the belief of the Green Dot Board that the complementary cultures would facilitate the successful completion of the Mergers and integration following consummation of the Mergers and Payments Sale;

•
the execution of a Support Agreement by certain significant shareholders of CommerceOne pursuant to which such shareholders will, among others, (1) agree to vote their shares of CommerceOne in favor of the Merger Agreement and the transactions contemplated thereby and (2) agree not to dispose of their shares of CommerceOne Common Stock or New CommerceOne Common Stock, subject to certain exceptions, before the one-year anniversary of the Closing;
•
its review with its financial advisors of the financial terms of the Merger Agreement and the Separation Agreement and the agreements contemplated thereby and its review with its legal advisors of the other terms of the Merger Agreement and Separation Agreement and the agreements contemplated thereby, including the representations, covenants and termination provisions of each; and

•
the financial analyses reviewed and discussed with the Green Dot Board by representatives of Citi as well as the oral opinion of Citi rendered to the Green Dot Board on November 23, 2025 (which was subsequently confirmed in writing by delivery of Citi’s written opinion dated the same date) as to, as of November 23, 2025 and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi as set forth in its written opinion, the fairness, from a financial point of view, to the holders of Green Dot Class A Common Stock of the Green Dot Merger Consideration to be received by such holders in the Green Dot Merger pursuant to the Merger Agreement.

The Green Dot Board also considered the potential risks related to the transactions contemplated by the Merger Agreement and the Separation Agreement. The Green Dot Board concluded that the anticipated benefits of consummating the transactions contemplated by the Merger Agreement and the Separation Agreement were likely to outweigh these risks substantially. These potential risks included:
•	the diversion of management focus and resources from other strategic opportunities and operational matters while working to implement the transactions;
•
the risks and challenges of successfully executing the transactions contemplated by the Merger Agreement and the Separation Agreement, and the possibility of encountering difficulties in achieving the expected benefits of the transactions within the time frame currently contemplated or at all;

•
the risk that the Mergers or Payments Sale may not be completed despite the efforts of CommerceOne, Smith Ventures and Green Dot or that completion of the Mergers and Payments Sale may be unduly delayed, including as a result of factors outside any party’s control;

•
the possibility of encountering difficulties in successfully integrating the businesses, business models, compensation systems, operations and workforces of Green Dot and CommerceOne and the separation of the Green Dot’s bank business from its non-bank businesses, including risks associated with employee attrition and regulatory obligations of Green Dot;

•
certain anticipated Mergers- and Payments Sale-related costs, including a number of non-recurring costs in connection with the Mergers even if the Mergers are not ultimately consummated, including the payment by Green Dot of a potential $27 million Termination Fee if the Merger Agreement is terminated under certain circumstances;

•
the regulatory and other approvals required in connection with the Mergers and the Payments Sale and the risk that such regulatory approvals will not be received in a timely manner or at all or may impose materially burdensome conditions that would lead to the termination or abandonment of the Merger Agreement;

•
the fact that the Merger Agreement and Separation Agreement place restrictions on the conduct of Green Dot’s business prior to the completion of the Mergers, which could potentially delay or prevent Green Dot from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the transactions contemplated by the Merger Agreement and Separation Agreement;

•	the risk of losing key Green Dot or CommerceOne employees during the pendency of the transactions and following completion of the Mergers;
•	the potential for legal claims challenging the Mergers and the Payments Sale; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Green Dot Board is not intended to be exhaustive but includes the material factors considered by the Green Dot Board. In reaching its decision to approve the Merger Agreement, the Separation Agreement, the Green Dot Merger, the Payments Sale and the other transactions contemplated by the Merger Agreement and the Separation Agreement, the Green Dot Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Green Dot Board considered all these factors as a whole, including discussions with, and questioning of, Green Dot’s management and Green Dot’s independent financial and legal advisors, and overall considered the factors to support its determination.
For the reasons set forth above, the Green Dot Board determined that the Merger Agreement, the Separation Agreement and the transactions contemplated thereby (including the Green Dot Merger and the Payments Sale), were advisable, expedient and fair to and in the best interests of Green Dot and its stockholders and declared it advisable to enter into the Merger Agreement and the Separation Agreement.
In considering the recommendation of the Green Dot Board, you should be aware that certain directors and executive officers of Green Dot may have interests in the Mergers and the Payments Sale that are different from, or in addition to, interests of stockholders of Green Dot generally and may create potential conflicts of interest. The Green Dot Board was aware of these interests and considered them when evaluating and negotiating the Merger Agreement, the Mergers, the Separation Agreement, the Payments Sale and the other transactions contemplated by the Merger Agreement and the Separation Agreement, and in recommending to Green Dot’s stockholders that they vote in favor of the Green Dot Merger Proposal and the Green Dot Separation Proposal. See “—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale.”
It should be noted that this explanation of the reasoning of the Green Dot Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 36.
CommerceOne’s Reasons for the Mergers; Recommendation of the CommerceOne Board of Directors
After careful consideration, the board of directors of CommerceOne (the “CommerceOne Board”), at a special meeting held on November 23, 2025, based upon the information provided to the CommerceOne Board and upon such other matters as were deemed relevant by the CommerceOne Board, (i) determined that the Merger Agreement and Separation Agreement and the transactions contemplated thereby (including, without limitation, the Mergers) are fair to and in the best interests of CommerceOne and its stockholders and declared it advisable for CommerceOne to enter into the Merger Agreement and Separation Agreement, (ii) adopted and approved the Merger Agreement and Separation Agreement and (iii) authorized and approved the execution, delivery and performance of the Merger Agreement and Separation Agreement and the transactions contemplated thereby, including the Mergers.
In reaching this decision, the CommerceOne Board carefully evaluated the Merger Agreement, the Mergers and the other matters contemplated by the Merger Agreement, in consultation with CommerceOne’s senior management and CommerceOne’s legal counsel and financial advisors, and considered a number of factors, including the following principal factors:
•	the review undertaken by the CommerceOne Board and CommerceOne management with respect to the strategic alternatives available to CommerceOne;
•
the business strategy of CommerceOne and its prospects for the future as an independent institution, including the risks inherent in successful execution of its strategic plan and its projected growth and financial results;

•	the minimal overlap in products and services offered by each of CommerceOne and Green Dot Bank, which would provide the Combined Company more diversified revenue streams;
•	the fact that the Combined Company would have an improved capital position to unlock growth and development opportunities;
•	the potential material upside to the current valuation of the Combined Company as a result of the Mergers;
•	the opportunity for CommerceOne stockholders to participate in the potentially significant valuation upside of the Combined Company;

•	the financial benefits of the Mergers and the transactions contemplated by the Merger Agreement to the Combined Company;
•
the unaudited pro forma condensed combined financial information, which are based on CommerceOne management estimates for CommerceOne and Green Dot management estimates for Green Dot, the estimated Combined Company cost synergies, anticipated purchase accounting adjustments and the expected closing time frame of the Mergers, which would create the opportunity for the Combined Company to have superior future earnings and prospects compared to CommerceOne’s earnings and prospects on a standalone basis;

•	the pro forma expectation of the Combined Company delivering strong capital metrics as of the First Effective Time and Second Effective Time;
•
its review with CommerceOne’s outside financial advisor, Performance Trust Capital Partners, LLC (“Performance Trust”), of the financial position of CommerceOne and Green Dot, including the financial terms of the Merger Agreement and the other transactions contemplated by the Merger Agreement and the opinion, dated November 23, 2025, of Performance Trust to the CommerceOne Board as to the fairness, from a financial point of view and as of the date of the opinion, to CommerceOne of the consideration to be paid under the terms of the Merger Agreement, as more fully described below under “The Mergers—Opinion of CommerceOne’s Financial Advisor”; and

•
its review with CommerceOne’s outside legal advisor, Sullivan & Cromwell LLP, of the key terms of the Merger Agreement and the related transaction documents, including the representation and warranties, covenants, deal protection and termination provisions, tax treatment, closing conditions and post-closing governance arrangements.

The CommerceOne Board also considered potential risks related to the Mergers. The CommerceOne Board concluded that the anticipated benefits of the Mergers were likely to outweigh these risks. These potential risks include:
•
the possibility that the anticipated benefits of the Mergers and the transactions contemplated by the Merger Agreement will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of CommerceOne and Green Dot Bank or as a result of general market conditions and competitive factors in the areas where CommerceOne and Green Dot Bank operate businesses;

•
the regulatory and other approvals required in connection with the Mergers and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose material burdensome conditions (as defined below) that would lead to the termination or abandonment of the Merger Agreement;

•
the risk that the Mergers may not be completed despite the efforts of CommerceOne and Green Dot or that completion of the Mergers may be unduly delayed, including as a result of factors outside either party’s control;

•
the costs to be incurred in connection with the Mergers, the Payments Sale and the integration of CommerceOne and Green Dot Bank and the possibility that the transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•
the possibility of encountering difficulties in complying with the requirements of Green Dot’s Consent Order and incurring unanticipated expenses in the remediation of the issues identified in the Consent Order;

•	the possibility of encountering difficulties in successfully separating Green Dot Bank from the rest of Green Dot, including its non-bank financial technology and related assets and operations;
•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of CommerceOne and Green Dot Bank;
•
the fact that the Merger Agreement places restrictions on the conduct of CommerceOne’s business prior to the completion of the Mergers, which could potentially delay or prevent CommerceOne from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the Mergers;

•	the potential effect of the Mergers on CommerceOne’s overall business, including its relationships with customers, employees, suppliers and regulators;
•	the risk of losing key CommerceOne or Green Dot Bank employees during the pendency of the Mergers and following completion of the Mergers;
•	the possible diversion of management focus and resources from the operation of CommerceOne’s business while working to consummate the Mergers and integrate CommerceOne and Green Dot Bank;
•	the fixed exchange ratio and cash components of the merger consideration, which will not adjust to compensate for potential declines in the value of Green Dot prior to completion of the Mergers;
•	the potential for legal claims challenging the Mergers; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information and factors considered by the CommerceOne Board is not intended to be exhaustive but includes the material factors considered by the CommerceOne Board in reaching its decision to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Mergers. In reaching its decision to adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Mergers, the CommerceOne Board did not quantify or assign any relative weights to the factors considered and individual directors may have given different weights to different factors. The CommerceOne Board considered all these factors as a whole, including through its discussions with CommerceOne’s management and financial and legal advisors, in evaluating the Merger Agreement and the transactions contemplated thereby, including the Mergers.
There can be no assurance about future results, including results expected or considered in the factors listed above.
This explanation of the reasoning of the CommerceOne Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the future factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
The CommerceOne Board concluded that the potential positive factors outweighed the potential risks of entering into the Merger Agreement and completing the Mergers.
In considering the recommendation of the CommerceOne Board, you should be aware that certain directors and executive officers of CommerceOne may have interests in the Mergers that are different from, or in addition to, interests of CommerceOne stockholders generally and may create potential conflicts of interest. The CommerceOne Board was aware of these interests and considered them when evaluating and negotiating the Merger Agreement, the Mergers and the other transactions contemplated by the Merger Agreement, and in recommending to CommerceOne stockholders that they vote in favor of the CommerceOne Mergers Proposal, the New CommerceOne 2026 Equity Incentive Plan Proposal and the CommerceOne Adjournment Proposal. See the section entitled “—Interests of CommerceOne Directors and Executive Officers in the Mergers” for more information.
For the reasons set forth above, the CommerceOne Board determined that the Mergers were fair to, advisable and in the best interests of CommerceOne and its stockholders and adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Mergers. The CommerceOne Board recommends that CommerceOne stockholders vote “FOR” the CommerceOne Mergers Proposal, “FOR” the New CommerceOne 2026 Equity Incentive Plan Proposal and “FOR” the CommerceOne Adjournment Proposal.
Opinion of Green Dot’s Financial Advisor
Green Dot engaged Citi as its financial advisor in connection with the transactions contemplated by the Merger Agreement and the Separation Agreement, including the Green Dot Merger and the Payments Sale. On November 23, 2025, Citi rendered its oral opinion to the Green Dot Board (which was subsequently confirmed in writing by delivery of Citi’s written opinion addressed to the Green Dot Board dated the same date) as to, as of November 23, 2025, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Citi as set forth in its written opinion, the fairness, from a financial point of view, to the holders of Green Dot Class A Common Stock of the Green Dot Merger Consideration to be received by such holders in the Green Dot Merger pursuant to the Merger Agreement.
The full text of Citi’s written opinion, dated November 23, 2025, which describes, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Annex I to this proxy statement/prospectus. The description of Citi’s opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Citi’s opinion was directed to the Green Dot Board, in its capacity as such, and addressed only the fairness, from a financial point of view and as of the date of such opinion, to the holders of the Green Dot Class A Common Stock of the Green Dot Merger Consideration to be received by such holders in the Green Dot Merger pursuant to the Merger Agreement. Citi’s opinion did not address any other terms, aspects or implications of the transactions contemplated by the Merger Agreement or the Separation Agreement. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Green Dot or the Green Dot Board to effect or enter into the Merger Agreement, the relative merits of the Green Dot Merger as compared to any alternative business strategies that might exist for Green Dot or the effect of any other transaction which Green Dot might engage in or consider. Citi’s opinion is not intended to be and did not constitute a recommendation as to how the Green Dot Board or any stockholder should vote or act on any matters relating to the transactions contemplated by the Merger Agreement and the Separation Agreement or otherwise.
In arriving at its opinion, Citi, among other things:
•	reviewed a draft dated November 23, 2025 of the Merger Agreement and a draft dated November 23, 2025 of the Separation Agreement;
•
held discussions with certain senior officers, directors and other representatives and advisors of Green Dot and certain senior officers and other representatives and advisors of CommerceOne concerning the businesses, operations and prospects of Green Dot and CommerceOne;

•
examined certain publicly available business and financial information relating to Green Dot and CommerceOne as well as certain (x) financial forecasts and other information and data relating to Green Dot, which were provided to or discussed with Citi by the management of Green Dot (which are summarized in this proxy statement and referred to herein as the “Green Dot Prospective Financial Information”) and (y) financial forecasts and other information and data relating to the Combined Company, including certain pro forma effects and benefits anticipated to result from the Mergers, which were provided to Citi by CommerceOne and adjusted and extrapolated by the management of Green Dot (which are summarized in this proxy statement and referred to herein as the “Adjusted Combined Company Projections”);

•
reviewed the financial terms of the Mergers as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Green Dot Class A Common Stock; the historical and projected earnings and other operating data of Green Dot and the projected earnings and other operating data of the Combined Company; and the capitalization and financial condition of Green Dot and the Combined Company;

•
analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Green Dot and the Combined Company;

•
reviewed certain potential pro forma financial effects of the Mergers and the Payments Sale, including anticipated tax costs and other consequences thereof provided to Citi by Green Dot and its tax advisors;

•
took into account that, in connection with its engagement and at the direction of Green Dot, Citi was requested to approach, and Citi held discussions with, third parties to solicit indications of interest in the possible acquisition of all or a part of Green Dot; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of Green Dot and CommerceOne that they were not aware of any relevant information that had been omitted or that remained undisclosed to Citi. Citi assumed, with Green Dot’s consent, that there were no material undisclosed liabilities of CommerceOne for which appropriate reserves or other provisions had not been made. With respect to Green Dot Prospective Financial Information and other information and data provided to or otherwise reviewed by or discussed with Citi relating to Green Dot, Citi had been advised by the management of Green Dot that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Green Dot as to the future financial performance of Green Dot and the other matters addressed thereby. With respect to the Adjusted Combined Company Projections and other information and data provided to or otherwise reviewed by or discussed with Citi relating to the Combined Company, Citi had been advised by the management of Green Dot that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Green Dot as to the future financial performance of the Combined Company and the other matters addressed thereby (including the pro forma effects and benefits anticipated to result from the Mergers). At Green Dot’s direction, Citi assumed that the Green Dot Prospective Financial Information and the Adjusted Combined Company Projections were a reasonable basis upon which to evaluate the transactions contemplated by the Merger Agreement and the Separation Agreement and Citi relied upon such projections for purposes of its analyses and opinion. Citi expressed no view or opinion as to the Green Dot Prospective Financial Information or the Adjusted Combined Company Projections or any other information or data (or the underlying assumptions on which any such information or data are based) provided to or otherwise reviewed by or discussed with Citi.
Citi assumed, with Green Dot’s consent, that the Mergers and the Payments Sale would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the Mergers and the Payments Sale, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Green Dot, CommerceOne, the Combined Company or the contemplated benefits of the transactions contemplated by the Merger Agreement and the Separation Agreement or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Citi further assumed that the final terms of the Merger Agreement and the Separation Agreement would not vary materially from those set forth in the drafts reviewed by Citi. Citi did not express any opinion as to what the value of any securities actually would be when issued pursuant to the Mergers or the price or range of prices at which shares of CommerceOne Common Stock or New CommerceOne Common Stock may trade at any time.
Citi did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Green Dot, CommerceOne, the Combined Company or the transactions contemplated by the Merger Agreement and the Separation Agreement (including the contemplated benefits thereof), and Citi relied, with Green Dot’s consent, upon the assessments of representatives of Green Dot as to such matters. Citi had not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Green Dot or CommerceOne, nor had Citi made any physical inspection of the properties or assets of Green Dot or CommerceOne. Citi did not evaluate the solvency or fair value of Green Dot, CommerceOne or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Citi expressed no view or opinion as to the potential impact on Green Dot or CommerceOne, or any other entity, of any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent or other orders or investigations.
Citi’s opinion addressed only the fairness, from a financial point of view and as of the date thereof, of the Green Dot Merger Consideration to be received by the holders of Green Dot Class A Common Stock pursuant to the Merger Agreement (to the extent expressly specified herein). Citi’s opinion did not address any other terms, aspects or implications of the Merger Agreement, the Separation Agreement or any other agreement, arrangement or understanding to be entered into or amended in connection with or contemplated by the transactions contemplated by the Merger Agreement and the Separation Agreement or otherwise. Citi expressed no view as to, and its opinion does not address, the underlying business decision of Green Dot to effect or enter into the transactions contemplated by the Merger Agreement and the Separation Agreement, the relative merits of the transactions contemplated by the Merger Agreement and the Separation Agreement as compared to any alternative business strategies that might exist for Green

Dot or the effect of any other transaction which Green Dot might engage in or consider. Citi expressed no view as to, and its opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the transactions contemplated by the Merger Agreement and the Separation Agreement, or any class of such persons, relative to the Green Dot Merger Consideration or otherwise. Citi’s opinion is necessarily based upon information available to Citi, and financial, stock market and other conditions and circumstances existing, as of the date thereof. Although developments occurring or coming to its attention after the date thereof may affect its opinion, Citi has no obligation to update, revise or reaffirm its opinion.
In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.
In its analyses, Citi considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Citi’s analyses for comparative purposes is identical to Green Dot or the transactions contemplated by the Merger Agreement and the Separation Agreement. While the results of each analysis were taken into account in reaching its overall conclusion with respect to the fairness, from a financial point of view, of the Green Dot Merger Consideration (to the extent expressly specified in Citi’s opinion), Citi did not make separate or quantifiable judgments regarding individual analyses. The reference ranges indicated by Citi’s financial analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Green Dot’s control and the control of Citi. Much of the information used in, and accordingly the results of, Citi’s analyses are inherently subject to substantial uncertainty.
Citi was selected by Green Dot to act as its financial advisor based on Citi’s qualifications, experience and reputation. Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the Green Dot Merger or opine that any specific consideration constituted the only appropriate consideration. The type and amount of consideration payable in the Green Dot Merger was determined through negotiations between Green Dot and CommerceOne and the decision of Green Dot to enter into the Merger Agreement was solely that of the Green Dot Board.
Citi’s opinion to the Green Dot Board was one of many factors taken into consideration by the Green Dot Board in deciding to consider, approve and declare the advisability of the Merger Agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Green Dot Board with respect to the consideration or of whether the Green Dot Board or management would have been willing to agree to a different consideration. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.
Summary of Financial Analyses of Citi
The following is a summary of the material financial analyses performed by Citi in connection with its oral opinion and the preparation of its written opinion to the Green Dot Board, both provided as of November 23, 2025. The following summary is not a complete description of the financial analyses performed and factors considered by Citi in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed before November 23, 2025.

Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Citi, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Citi’s opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below. In conducting its analyses, Citi utilized and relied upon, at the direction of Green Dot management, such management’s estimate of 58.0 million fully diluted shares of Green Dot (adjusted by Green Dot management to account for the treatment of certain unvested employee awards).
The Green Dot Merger Consideration
For purposes of its financial analyses, Citi considered certain ranges of implied value of the per share Green Dot Merger Consideration to be paid in the Green Dot Merger to holders of Green Dot Class A Common Stock (based on the sum of (i) the per share cash consideration of $8.11 and (ii) ranges of implied value of the per share stock consideration of 0.2215 shares of New CommerceOne Common Stock, after giving effect to the Mergers and the Payments Sale). Citi employed using its professional judgment and experience two methodologies to derive these estimated ranges of implied value: a selected public companies analysis and a dividend discount analysis, each as described below. For purposes of its financial analysis and opinion, Citi compared these ranges of values with the ranges of implied value of Green Dot on a standalone basis that were indicated by its financial analysis, as described below.
Selected Public Companies Analysis—Combined Company
Citi performed a selected public companies analysis of the Combined Company, for which Citi reviewed certain financial and stock market information relating to the Combined Company and the selected publicly traded companies listed below that are digital banks engaged in the sponsor banking and/or banking-as-a-service business and which Citi deemed similar to the Combined Company in one or more respects.
The selected companies considered by Citi for its analysis of the Combined Company were:

Selected Companies
Axos Financial, Inc.
The Bancorp, Inc.
Pathward Financial, Inc.
Coastal Financial Corporation
MVB Financial Corp.
FinWise Bancorp
Medallion Financial Corp.

For the selected companies noted above, Citi considered, among other things, the ratio of stock price (as of November 21, 2025) to tangible book value per diluted share (as of September 30, 2025), based on public filings. Citi noted that the median, mean, 25th percentile and 75th percentile stock price to tangible book value per diluted share multiples for the selected companies were 1.81x, 2.13x, 1.23x, and 3.17x, respectively. For purposes of Citi’s analyses, in deriving ranges of implied equity values for the Combined Company, Citi used the estimates provided by Green Dot’s management, including the Adjusted Combined Company Projections. Based upon the application of its professional judgment and experience, Citi applied the multiple range of 1.00x to 1.81x to estimated tangible book value for the Combined Company at June 30, 2026 (based on the Adjusted Combined Company Projections). This analysis indicated an approximate implied equity value range for the Combined Company of $491 million to $889 million. Accounting for the approximate 72.2% ownership in the Combined Company by Green Dot stockholders as of immediately following the consummation of the Mergers and the $8.11 of per share cash consideration, this analysis indicated a per share range of implied value for the Green Dot Merger Consideration of $14.23 to $19.18.
Dividend Discount Analysis—Combined Company
Citi performed a dividend discount analysis of the Combined Company by calculating the estimated present value (as of June 30, 2026) of (i) the dividends that the Combined Company was forecasted to generate during the six months ending December 31, 2026 and the years ending December 31, 2027 through December 31, 2031 based on the Adjusted Combined Company Projections (including certain pro forma effects of the Mergers anticipated by Green Dot management) and (ii) a range of estimated terminal values for the Combined Company. Based on its professional judgment and experience, Citi applied a perpetuity growth rate of 2.0% to 3.0% to the Combined Company’s estimated dividends for the terminal year period, based on the Adjusted Combined Company Projections. The present value (as of June 30, 2026) of the dividends and implied terminal values were then calculated using a selected range of discount rates of 11.00% to 12.00%. This analysis indicated an approximate implied equity value reference range for the Combined Company of $590 million to $755 million. Accounting for the approximate 72.2% ownership in the Combined Company by Green Dot stockholders as of immediately following the consummation of the Mergers and the $8.11 of per share cash consideration, this analysis indicated a range of implied value for the Green Dot Merger Consideration of $15.45 to $17.51.
Green Dot
Selected Public Companies Analysis
Citi performed a selected public companies analysis of Green Dot, for which Citi reviewed certain financial and stock market information relating to Green Dot and the selected publicly traded companies listed below are digital banks that are engaged in the sponsor banking and/or banking as a service business and which Citi deemed similar to Green Dot in one or more respects.
The selected companies considered by Citi for its analysis of Green Dot were:

Selected Companies
Axos Financial, Inc.
The Bancorp, Inc.
Pathward Financial, Inc.
Coastal Financial Corporation
MVB Financial Corp.
FinWise Bancorp
Medallion Financial Corp.

For the selected companies noted above, Citi considered, among other things, the ratio of stock price (as of November 21, 2025) to tangible book value per diluted share (as of September 30, 2025) and stock price to adjusted earnings per share (unburdened by stock-based compensation, “Adjusted EPS”) for 2026, based on public filings and research consensus estimates. Citi noted that the median, mean, 25th percentile and 75th percentile (i) stock price to tangible book value per diluted share multiples for the selected companies were 1.81x, 2.13x, 1.23x, and 3.17x, respectively, and (ii) stock price to 2026E Adjusted EPS multiples for the selected companies were 9.1x, 9.7x, 8.1x, and 10.5x, respectively. For purposes of Citi’s analyses, in deriving ranges of implied equity values for Green Dot, Citi used the estimates provided by Green Dot’s management, including the Green Dot Prospective Financial Information. Based upon the application of its professional judgment and experience, Citi applied the multiple ranges of 1.00x to 1.50x to Green Dot’s tangible book value per diluted share at September 30, 2025, as provided by Green Dot management, and 5.5x to 7.5x to Green Dot management’s estimate of Green Dot’s 2026E Adjusted EPS, as reflected in the Green Dot Prospective Financial Information. This analysis indicated approximate implied per share equity value reference ranges, rounded to the nearest $0.05, for Green Dot Class A Common Stock of $8.90 to $13.35 (based on tangible book value per diluted share multiples) and $9.50 to $12.95 (based on 2026E Adjusted EPS multiples), respectively, as compared to the ranges of value for the Green Dot Merger Consideration indicated by Citi’s analyses described above under “—Summary of Financial Analyses of Citi—The Green Dot Merger Consideration.”
Dividend Discount Analysis
Citi performed a dividend discount analysis of Green Dot by calculating the estimated present value (as of September 30, 2025) of (i) the dividends that Green Dot was forecasted to generate during the three months ending December 31, 2025 and the years ending December 31, 2026 through December 31, 2031 based on the Green Dot Prospective Financial Information and (ii) a range of estimated terminal values for Green Dot. Based on its professional judgment and experience, Citi applied a perpetuity growth rate of 2.0% to 3.0% to Green Dot’s estimated dividends for the terminal year period, based on the Green Dot Prospective Financial

Information. The present values (as of September 30, 2025) of the dividends and implied terminal values were then calculated using a selected range of discount rates of 12.00% to 13.25%. This analysis indicated an approximate implied per share equity value reference range, rounded to the nearest $0.05, for Green Dot Class A Common Stock of $13.15 to $16.30, as compared to the ranges of value for the Green Dot Merger Consideration indicated by Citi’s analyses described under “—Summary of Financial Analyses of Citi—The Green Dot Merger Consideration.”
Present Value of Future Share Price Analysis
Citi also calculated hypothetical ranges of implied future equity values per share of Green Dot Class A Common Stock. To calculate these future per share equity values at year-end of each of the years ending December 31, 2025 through December 31, 2030, Citi used calendar year Adjusted EPS and tangible book value per diluted share estimates for, or at the end of, each such year based on the Green Dot Prospective Financial Information. For each year-end, Citi calculated an illustrative future equity value per share of Green Dot Class A Common Stock by applying its selected public companies analysis multiples reference ranges of (i) 5.5x to 7.5x to Green Dot’s estimated Adjusted EPS for the next twelve-month period and (ii) 1.00x to 1.50x to Green Dot’s estimated tangible book value at such year-end, in each case based on the Green Dot Prospective Financial Information. Citi discounted the resulting future equity values per share to September 30, 2025 using a discount rate equal to the midpoint of the range of Green Dot’s assumed cost of equity of 12.6% (which cost of equity was selected based on the application of Citi’s professional judgment and experience). This analysis indicated present values for Green Dot Class A Common Stock, rounded to the nearest $0.05, ranging from $9.20 to $17.50 (based on Adjusted EPS multiples) and $10.50 to $22.20 (based on tangible book value per diluted share multiples), as compared to the ranges of value for the Green Dot Merger Consideration indicated by Citi’s analyses described under “—Summary of Financial Analyses of Citi—The Green Dot Merger Consideration.”
Certain Additional Information
Citi also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:
Historical Trading Prices
Citi reviewed the historical trading price range of Green Dot Class A Common Stock for the 52-week period through November 21, 2025. Citi noted that the low and high intraday prices for Green Dot Class A Common Stock, rounded to the nearest $0.05, were $6.10 and $15.40, respectively.
Equity Research Analyst Price Targets
Citi reviewed sell-side analyst price targets for shares of Green Dot Class A Common Stock published by two equity research analysts on November 11, 2025. These price targets generally reflect each analyst’s estimate of the 12-month future public market trading price per share of Green Dot Class A Common Stock and were not discounted to reflect present values. The range of undiscounted sell-side analyst price targets for shares of Green Dot Class A Common Stock was $18.00 to $20.00 per share. To facilitate a comparison with the Green Dot Merger Consideration, Citi discounted the price target range to present value by applying, for a one-year discount period, an illustrative discount rate of 12.6%, which was selected by Citi based on Green Dot’s assumed cost of equity. The resulting discount indicated a range of discounted price targets for shares of Green Dot Class A Common Stock, rounded to the nearest $0.05, of $16.00 to $17.75 per share. The price targets published by equity research analysts do not necessarily reflect current market trading prices for shares of Green Dot Class A Common Stock and these estimates are subject to uncertainties, including the future financial performance of Green Dot and future financial market conditions.
Premiums Paid Analysis
Citi reviewed one-day premiums to the unaffected share price reflected in acquisitions of U.S. public companies from January 1, 2015 through November 21, 2025. Citi noted that the transaction price paid reflected a median premium of approximately 32.2% and 38.0% across transactions announced since January 1, 2015 and January 1, 2024, respectively. Applying an illustrative premiums reference range of 32.0% and 38.0% to the volume weighted average price for Green Dot Class A Common Stock since March 7, 2025 (the last trading date before Green Dot’s public strategic review announcement) through November 21, 2025 indicated an illustrative potential value range for Green Dot Class A Common Stock, rounded to the nearest $0.05, of $13.70 to $14.35.
Miscellaneous
Citi has acted as financial advisor to Green Dot in connection with the transactions contemplated by the Merger Agreement and the Separation Agreement and will receive an aggregate fee, estimated based on information available as of the date of this proxy statement/prospectus, to be approximately $13 million for such services, of which $3 million was payable in connection with the delivery of Citi’s opinion to the Green Dot Board and a significant portion of which is contingent upon the consummation of the transactions contemplated by the Merger Agreement and the Separation Agreement. Green Dot agreed to reimburse Citi for its expenses, including fees and expenses of counsel, incurred in connection with its engagement. In addition, Green Dot agreed to indemnify Citi and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Citi’s engagement.
During the two years prior to the delivery of its opinion, Citi and its affiliates had not received investment banking fees from Green Dot, CommerceOne or Smith Ventures. Citi and its affiliates may actively trade or hold the securities of Green Dot and CommerceOne for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. As had previously been disclosed to Green Dot, as of the date of that disclosure, Citi had a position amounting to less than 1% of the outstanding shares of Green Dot Class A Common Stock. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Green Dot, CommerceOne and their respective affiliates.
Opinion of CommerceOne’s Financial Advisor
CommerceOne engaged Performance Trust Capital Partners, LLC (“Performance Trust”) to render financial advisory and investment banking services to CommerceOne, including an opinion to the CommerceOne Board as to the fairness of the Green Dot Merger Consideration, from a financial point of view, to CommerceOne. CommerceOne selected Performance Trust because Performance Trust is a nationally recognized investment banking firm which specializes in financial institutions. In the ordinary course of its investment banking business, Performance Trust is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
On November 23, 2025, at a meeting of the CommerceOne Board, Performance Trust rendered its oral opinion (which was subsequently confirmed in writing by Performance Trust’s written opinion dated the same date) to the CommerceOne Board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Performance Trust as set forth in such opinion, the Green Dot Merger Consideration is fair, from a financial point of view, to CommerceOne. The CommerceOne Board approved the Merger Agreement at that same meeting.
The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex H to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Performance Trust in preparing the opinion.
Performance Trust’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the CommerceOne Board (in its capacity as such) in connection with its consideration of the financial terms of the Green Dot Merger. The opinion addressed only the fairness of the Green Dot Merger Consideration, from a financial point of view, to CommerceOne. Performance Trust’s opinion did not address the underlying business decision of CommerceOne to engage in the Mergers or the Payments Sale, the form or structure of the Mergers, the Payments Sale or any other transactions contemplated in the Merger Agreement, the Separation Agreement or other transaction documents, the relative merits of the Mergers and the Payments Sale as compared to any other alternative transactions or business strategies that might exist for CommerceOne or the effect of any other transaction in which CommerceOne might engage.
Performance Trust’s opinion was reviewed and approved by Performance Trust’s Fairness Opinion Committee.

In undertaking its analysis, Performance Trust:
•	reviewed the draft Merger Agreement, Separation Agreement and certain related documents;
•
reviewed certain publicly available business and financial information relating to CommerceOne and Green Dot, including reports filed with the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System;

•
reviewed certain other business, financial and operating information relating to CommerceOne and Green Dot provided by management of CommerceOne and Green Dot, including financial forecasts for CommerceOne prepared by the management of CommerceOne (“CommerceOne Projections”) and financial forecasts for Green Dot prepared by the management of Green Dot, as approved or adjusted by the management of the CommerceOne (“Green Dot Projections”) and publicly available consensus “street estimates” of Green Dot;

•
reviewed a detailed operating plan of CommerceOne, including final terms and financial impact of the proposed master services agreement between Green Dot Bank and Payments Buyer, pursuant to which Green Dot Bank will provide sponsor bank services to Payments Buyer after the Mergers and the Payments Sale;

•
discussed the past and current operations, financial condition, and the prospects of CommerceOne and Green Dot with senior executives of CommerceOne and Green Dot, including discussions regarding the proposed transactions;

•
reviewed certain financial terms of the proposed transactions and compared certain of those terms with the publicly available financial terms of certain similar transactions that have been effected or announced;

•	reviewed certain financial data of CommerceOne and Green Dot and compared that data with similar data for companies with publicly traded equity securities that Performance Trust deemed relevant; and
•	considered such other information, financial studies, analyses, investigations, economic data, and market criteria that Performance Trust deemed relevant.
In performing its review, Performance Trust relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with it or that was publicly available and Performance Trust did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. Performance Trust relied on the assurances of the management of CommerceOne that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. With respect to the CommerceOne Projections, Performance Trust assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CommerceOne as to the future financial performance of CommerceOne. With respect to the Green Dot Projections, Performance Trust assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Green Dot as to the future financial performance of Green Dot.
In addition, Performance Trust assumed that the Mergers and the Payments Sale will be consummated in accordance with the terms set forth in the Merger Agreement and the Separation Agreement without any waiver, amendment or delay of any terms or conditions and that the final Merger Agreement and Separation Agreement would not differ in any respect material to its analyses or opinion from the draft thereof furnished to it. Performance Trust assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Mergers and Payments Sale, no delays, limitations, conditions or restrictions would be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the proposed Mergers or Payments Sale. Performance Trust is not a legal, tax, or regulatory advisor. Performance Trust is a financial advisor only and relied upon, without independent verification, the assessment of CommerceOne and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters.
In formulating its opinion, Performance Trust considered only what Performance Trust understood to be the Green Dot Merger Consideration and did not consider and expressed no opinion with respect to the fairness of (i) the consideration to be received for the Payments Sale pursuant to the Separation Agreement; (ii) the amount or nature of the compensation to be paid to any of Green Dot’s officers, directors or employees, or any class of such persons, if any; or (iii) otherwise. Performance Trust’s opinion does not address how the shares of CommerceOne Common Stock to be issued in the Mergers will trade following the Closing Date or at any time. Performance Trust did not make any independent valuation or appraisal of the assets or liabilities of CommerceOne or Green Dot, nor was it furnished with any such valuations or appraisals. Performance Trust did not make an independent evaluation of the adequacy of CommerceOne’s or Green Dot’s allowances for losses to loan, lease, investment, or trading portfolios or evaluating loan servicing rights or goodwill for purposes of assessing any impairment thereto, nor did Performance Trust review any individual loan or credit files or investment or trading portfolios. In all cases, Performance Trust assumed that CommerceOne’s or Green Dot’s allowances for such losses are adequate to cover such losses. Performance Trust did not evaluate the solvency of CommerceOne or Green Dot or the solvency or fair value of CommerceOne, Green Dot, or any other entity or person or their respective assets or liabilities under any state or federal laws relating to bankruptcy, insolvency, fraudulent conveyance, or similar matters.
Performance Trust’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Performance Trust as of, the date thereof. Events occurring after the date thereof could materially affect Performance Trust’s opinion. Performance Trust has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof.
In rendering its opinion, Performance Trust performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Performance Trust’s opinion or the presentation made by Performance Trust to the CommerceOne Board, but is a summary of the material analyses performed and presented by Performance Trust. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Performance Trust believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Performance Trust’s comparative analyses is identical to CommerceOne or Green Dot and no transaction is identical to the transaction described herein. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of CommerceOne or Green Dot and the companies to which they were compared. In arriving at its opinion, Performance Trust did not attribute any particular weight to any analysis or factor that it considered. Rather, Performance Trust made qualitative judgments as to the significance and relevance of each analysis and factor. Performance Trust did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Performance Trust made its determination as to the fairness of the Green Dot Merger Consideration to be paid, from a financial point of view, to CommerceOne on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.
In performing its analyses, Performance Trust also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of CommerceOne, Green Dot, and Performance Trust. The analyses performed by Performance Trust are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Performance Trust prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the CommerceOne Board at its November 23, 2025 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Performance Trust’s analyses do not necessarily reflect the value of CommerceOne or Green Dot Common Stock or the price at which CommerceOne or Green Dot Common Stock may be sold at any time. The analyses of Performance Trust and its opinion were among a number of factors taken into consideration by the CommerceOne Board in making its determination to approve the Merger Agreement and the analyses should not be viewed as determinative of the decision of the CommerceOne Board with respect to the fairness of the Green Dot Merger Consideration to be paid.

Summary of Proposed Merger Consideration
As set forth in the Merger Agreement, at the First Effective Time, each share of Green Dot Common Stock will be converted into the right to receive (i) 0.2215 shares of New CommerceOne Common Stock and (ii) an amount in cash equal to $8.11 (funded solely by the proceeds from the Payments Sale).
Green Dot Selected Companies Analysis
Using publicly available information, Performance Trust performed a selected companies analysis consisting of two discrete peer groups: (i) the banking as a service group consisting of 13 public banks headquartered in the United States with publicly disclosed banking as a service business models and total assets greater than $1.0 billion (“BaaS Group”) and (ii) the traditional banking group consisting of 17 public banks traded on a major exchange and headquartered in the United States with total assets between $3.0 billion and $7.0 billion, the latest twelve-month (“LTM”) return on average assets (“ROAA”) between 0.75% and 1.25%, and tangible common equity / tangible assets ratio (“TCE/TA”) between 6.0% and 9.0% (“Traditional Group”). Announced merger targets at the time of the analysis, credit unions and mutual holding companies were excluded from the selected companies for both groups.
BaaS Group
The BaaS Group consisted of the following companies in descending order of total assets:

The Bancorp, Inc.	Triumph Financial, Inc.
Metropolitan Bank Holding Corp.	First Internet Bancorp
Central Pacific Financial Corp.	Third Coast Bancshares, Inc.
Pathward Financial, Inc.	Coastal Financial Corporation
Republic Bancorp, Inc.	MVB Financial Corp
Midland States Bancorp, Inc.	Cass Information Systems, Inc.
Esquire Financial Holdings, Inc.

To perform this analysis, Performance Trust used profitability and other financial information as of or for the LTM period ended September 30, 2025 and recent market data as of November 21, 2025. Performance Trust also used LTM and 2026 earnings per share (“EPS”) estimates taken from publicly available consensus “street estimates” for the selected companies in the BaaS Group. Certain financial data presented in the tables below may not correspond to the data presented in Green Dot’s historical financial statements as a result of the different periods, assumptions and methods used to compute the financial data presented. Performance Trust’s analysis showed the following financial performance of Green Dot and the selected peers:

	Green Dot BaaS Group(1)
	Green Dot(2)	25th Percentile	Median	75th Percentile
Total Assets (in millions)	$4,996	$3,893	$6,357	$7,297
Tangible Common Equity / Tangible Assets	6.34%	7.90%	8.78%	10.25%
LTM Return on Average Assets	0.99%	0.50%	1.10%	2.13%
LTM Return on Average Equity	31.09%	4.92%	11.86%	16.52%
LTM Net Interest Margin	5.99%	3.56%	3.96%	6.22%
LTM Efficiency Ratio	91.8%	73.0%	58.8%	51.6%
Nonperforming Assets / Total Assets	0.04%	1.15%	0.83%	0.39%
Market Capitalization (in millions)	NA	$428.4	$797.0	$1,439.6
90-day Average Daily Volume	NA	60,770	104,526	165,800
Price / Tangible Book Value	NA	102.7%	135.9%	299.6%
Price / LTM EPS	NA	10.4x	12.2x	15.3x
Price / 2026E EPS	NA	7.8x	9.6x	14.0x

(1)	Financial data as of or for the LTM period ended September 30, 2025 and recent market data as of November 21, 2025.
(2)
Green Dot ratios reflect Green Dot Bank actuals as of or for the LTM period ended September 30, 2025, except TCE/TA and tangible book value which are adjusted for the $155 million of proceeds from the Payments Sale that will be retained by the pro forma company and $60 million of merger costs attributable to Green Dot; market data is shown as not applicable or “NA” because Green Dot Bank is not publicly traded.

Taking into account the results of the selected companies analysis, Performance Trust calculated the implied values per share of Green Dot Common Stock by application of the 25th and 75th percentile amounts as of

November 21, 2025 for the BaaS Group for Price to LTM EPS, Price to 2026E EPS, and Price to Tangible Book Value (“TBV”) to Green Dot’s proposed merger value LTM EPS, 2026E EPS, and TBV as of the LTM period ended September 30, 2025, based on information provided by Green Dot. The selected companies’ analysis for the BaaS Group indicated implied per share illustrative value ranges of $9.24 to $13.55 for the Green Dot Common Stock based on LTM EPS multiple methodology, $11.41 to $20.54 for the Green Dot Common Stock based on 2026E EPS multiple methodology, and $5.71 to $16.65 for the Green Dot Common Stock based on TBV multiple methodology.
Traditional Group
The Traditional Group consisted of the following companies in descending order of total assets:

Camden National Corporation	West Bancorporation, Inc.
Northpointe Bancshares, Inc.	Community West Bancshares
Shore Bancshares, Inc.	Farmers & Merchants Bancorp, Inc.
SmartFinancial, Inc.	Bankwell Financial Group, Inc.
Bridgewater Bancshares, Inc.	FS Bancorp, Inc.
Alerus Financial Corporation	The First Bancorp, Inc.
Peoples Financial Services Corp.	Colony Bankcorp, Inc.
Bar Harbor Bankshares	Citizens Financial Services, Inc.
Arrow Financial Corporation

To perform this analysis, Performance Trust used profitability and other financial information as of or for the LTM period ended September 30, 2025 and recent market data as of November 21, 2025. Performance Trust also used LTM and 2026 EPS estimates taken from publicly available consensus “street estimates” for the selected companies in the Traditional Group. Certain financial data presented in the tables below may not correspond to the data presented in Green Dot’s historical financial statements as a result of the different periods, assumptions and methods used to compute the financial data presented. Performance Trust’s analysis showed the following financial performance of Green Dot and the selected peers:

	Green Dot Traditional Group(1)
	Green Dot(2)	25th Percentile	Median	75th Percentile
Total Assets (in millions)	$4,996	$3,226	$4,587	$5,572
Tangible Common Equity / Tangible Assets	6.34%	7.70%	7.99%	8.29%
LTM Return on Average Assets	0.99%	0.87%	0.94%	1.02%
LTM Return on Average Equity	31.09%	9.10%	10.01%	10.91%
LTM Net Interest Margin	5.99%	2.74%	3.12%	3.40%
LTM Efficiency Ratio	91.8%	64.0%	58.9%	56.3%
Nonperforming Assets / Total Assets	0.04%	0.61%	0.32%	0.17%
Market Capitalization (in millions)	NA	$319.2	$468.7	$553.0
90-day Average Daily Volume	NA	25,062	53,737	72,131
Price / Tangible Book Value	NA	114.7%	122.1%	136.9%
Price / LTM EPS	NA	9.5x	11.1x	12.6x
Price / 2026E EPS	NA	7.8x	8.8x	9.3x

(1)	Financial data as of or for the LTM period ended September 30, 2025 and recent market data as of November 21, 2025.
(2)
Green Dot ratios reflect Green Dot Bank actuals as of or for the LTM period ended September 30, 2025, except TCE/TA and tangible book value which are adjusted for the $155 million of proceeds from the Payments Sale that will be retained by the pro forma company and $60 million of merger costs attributable to Green Dot; market data is shown as not applicable or “NA” because Green Dot Bank is not publicly traded.

Taking into account the results of the selected companies analysis, Performance Trust calculated the implied values per share of Green Dot Common Stock by application of the 25th and 75th percentile amounts as of November 21, 2025 for the Traditional Group for Price to LTM EPS, Price to 2026E EPS, and Price to TBV to Green Dot’s proposed merger value LTM EPS, 2026E EPS, and TBV as of the LTM period ended September 30, 2025, based on information provided by Green Dot. The selected companies’ analysis for the Traditional Group indicated implied per share illustrative value ranges of $8.39 to $11.21 for the Green Dot Common Stock based on LTM EPS multiple methodology, $11.46 to $13.57 for the Green Dot Common Stock based on 2026E EPS multiple methodology, and $6.37 to $7.61 for the Green Dot Common Stock based on TBV multiple methodology.
No company used as a comparison in the above selected companies analysis across either the BaaS Group or Traditional Group is identical to Green Dot. Accordingly, an analysis of these results is not mathematical or purely objective. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Green Dot Comparable Selected Precedent Transactions
Performance Trust reviewed a group of merger and acquisition transactions that included transactions with disclosed financial terms announced between November 21, 2020 and November 21, 2025 involving bank and thrift targets with total assets between $3.0 billion and $10.0 billion, LTM ROAA between 0.50% and 1.50%, TCE/TA between 6.0% and 9.0%, excluding credit union buyers, mergers of equals, and less than 100% equity ownership acquired (the “Green Dot Selected Transactions”). The Green Dot Selected Transactions group included the following transactions:

Acquiror	Target
Nicolet Bankshares, Inc.	MidWestOne Financial Group, Inc.
Independent Bank Corp.	Enterprise Bancorp, Inc.
ConnectOne Bancorp, Inc.	The First of Long Island Corporation
Renasant Corporation	The First Bancshares, Inc.
WesBanco, Inc.	Premier Financial Corp.
Eastern Bankshares, Inc.	Cambridge Bancorp
Atlantic Union Bankshares Corp.	American National Bankshares Inc.
Washington Federal, Inc.	Luther Burbank Corporation
SouthState Corporation	Atlantic Capital Bancshares, Inc.
WSFS Financial Corporation	Bryn Mawr Bank Corporation

Using the latest publicly available information prior to the announcement of the relevant transaction and as of or for the LTM period ended September 30, 2025 for Green Dot, Performance Trust observed the following transaction metrics as indicated in the following table. The analysis compared certain financial information for Green Dot and the Green Dot Merger with corresponding publicly available financial information regarding the Green Dot Selected Transactions. The table below sets forth the data for Green Dot and the 25th percentile, median, and 75th percentile data for the Green Dot Selected Transactions:

	Green Dot Selected Transactions
	Green Dot(1)	25th Percentile	Median	75th Percentile
Total Assets (in millions)	$4,996	$4,102	$5,461	$7,933
Tangible Common Equity / Tangible Assets	6.34%	7.94%	8.35%	8.58%
LTM Return on Average Assets	0.99%	0.74%	0.93%	1.12%
LTM Return on Average Equity	31.09%	7.60%	9.59%	11.36%
Nonperforming Assets / Total Assets	0.04%	0.53%	0.24%	0.06%
Transaction Price / Tangible Book Value	107.6%	110.1%	158.5%	184.2%
Transaction Price / LTM EPS	6.7x	12.1x	12.9x	15.5x

(1)
Green Dot ratios reflect Green Dot Bank actuals as of September 30, 2025, except TCE/TA and tangible book value which are adjusted for the $155 million of proceeds from the Payments Sale that will be retained by the pro forma company and $60 million of merger costs attributable to Green Dot. Green Dot ratios of transaction price / tangible book value and transaction price / LTM EPS are based on the implied Green Dot per share purchase price of $5.98 based on the Exchange Ratio (and not including the Per Share Cash Consideration which will be funded by the Payments Sale).

Taking into account the results of the Green Dot Selected Transactions analysis, Performance Trust calculated the implied values per share of Green Dot Common Stock by application of the 25th and 75th percentile amounts for the Green Dot Selected Transactions for transaction price to LTM EPS and transaction price to TBV to Green Dot’s LTM EPS and TBV as of or for the LTM period ended September 30, 2025, based on information provided by Green Dot. The Green Dot Selected Transactions analysis indicated implied per share illustrative value ranges of $10.76 to $13.78 for Green Dot Common Stock based on LTM EPS multiple methodology and $6.12 to $10.24 for Green Dot Common Stock based on TBV multiple methodology.
Green Dot Dividend Discount Analysis
Performance Trust performed a standalone analysis that estimated the net present value of potential dividends that could be distributed to holders of Green Dot Common Stock during the period reflected in the Green Dot Projections and a terminal value per share for Green Dot. Performance Trust calculated the amount of such dividends by assuming (i) Green Dot performed in accordance with the Green Dot Projections and (ii) maintenance of a TCE/TA of 8.50% on a standalone basis (as selected by Performance Trust using its professional judgment and experience after taking into account the details of the Green Dot Merger and observed median ratios for the Green Dot peer groups based on public filings (see tables under Green Dot Comparable Selected Companies Analysis)). To derive an estimate of terminal value per share of Green Dot Common Stock at December 31, 2029, Performance Trust applied multiples of projected December 31, 2029 TBV ranging from 110% to 130% and projected terminal 2029E Price-to-Earnings (“P/E”) multiple ranging from 9.0x to 11.0x, based on the approximate median multiple for Green Dot comparable public companies. The terminal values and estimated dividends were then discounted to present values using discount rates ranging from 11.03% to 13.03%, which were selected using Performance Trust’s professional judgment and experience. As illustrated in the following tables, the analysis indicated a range of per share values of Green Dot Common Stock of $6.17 to $8.09 based on TBV multiple terminal value methodology and $9.03 to $12.13 based on P/E multiple terminal value methodology.
Green Dot Standalone Dividend Discount Analysis – Terminal TBV Multiple ($/Share)

	Discount Rate
Terminal Tangible Book Value Multiple	11.03%	12.03%	13.03%
110.0%	6.83	6.49	6.17
120.0%	7.46	7.10	6.76
130.0%	8.09	7.71	7.34

Green Dot Standalone Dividend Discount Analysis – Terminal P/E Multiple ($/Share)

	Discount Rate
Terminal Price-to-Earnings Multiple	11.03%	12.03%	13.03%
9.0x	9.91	9.46	9.03
10.0x	11.02	10.53	10.06
11.0x	12.13	11.60	11.09

CommerceOne Selected Companies Analysis
Using publicly available information, Performance Trust compared the financial performance, financial condition and market performance of CommerceOne to 11 selected publicly traded banks headquartered in the United States with total assets between $700 million and $2.0 billion and publicly disclosed 2026 analyst earnings estimates. Merger targets announced at the time of the analysis and mutual holding companies were excluded from the selected companies.
The selected companies consisted of the following companies in descending order of total assets:

Bank7 Corp.	Chain Bridge Bancorp, Inc.
National Bankshares, Inc.	Riverview Bancorp, Inc.
Citizens Community Bancorp, Inc.	SB Financial Group, Inc.
CB Financial Services, Inc.	GBank Financial Holdings Inc.
Provident Financial Holdings, Inc.	United Bancorp, Inc.
FinWise Bancorp

To perform this analysis, Performance Trust used profitability and other financial information as of or for LTM ended September 30, 2025 and closing market price information as of November 21, 2025. Performance Trust also used 2026 EPS estimates taken from publicly available consensus “street estimates” of the selected companies. Certain financial data presented in the tables below may not correspond to the data presented in CommerceOne’s historical financial statements as a result of the different periods, assumptions and methods used to compute the financial data presented. Performance Trust’s analysis showed the following the financial performance of CommerceOne and the selected companies:

		CommerceOne Peer Group(1)
	CommerceOne(2)	25th Percentile	Median	75th Percentile
Total Assets (in millions)	$834	$1,231	$1,510	$1,727
Tangible Common Equity / Tangible Assets	10.34%	9.13%	9.32%	12.16%
LTM Return on Average Assets	1.48%	0.49%	0.94%	1.61%
LTM Return on Average Equity	14.68%	4.63%	8.46%	12.73%
LTM Net Interest Margin	3.73%	2.95%	3.43%	4.41%
LTM Efficiency Ratio	42.5%	70.8%	57.6%	56.2%
Nonperforming Assets / Total Assets	0.00%	0.78%	0.58%	0.15%
Market Capitalization (in millions)	NA	$109.8	$170.4	$242.1
90-day Average Daily Volume	NA	8,908	14,748	27,031
Price / Tangible Book Value	NA	106.5%	119.1%	131.0%
Price / LTM EPS(1)	NA	10.0x	13.9x	18.6x
Price / 2026E EPS(1)	NA	8.6x	10.4x	12.2x

(1)	Financial data as of or for the LTM period ended September 30, 2025 and recent market data as of November 21, 2025.
(2)	CommerceOne 2026 net income of $14.2 million based on CommerceOne Projections; market data is shown as not applicable or “NA” as CommerceOne is not publicly traded.
Taking into account the results of the selected companies analysis, Performance Trust assessed the implied values per share of CommerceOne Common Stock by application of the 25th and 75th percentile amounts for the CommerceOne selected companies group for Price to TBV, Price to LTM EPS, and Price to 2026E EPS, based on public filings and research analyst consensus estimates as applicable. The selected companies analysis indicated implied per share illustrative value ranges of $18.56 to $22.84 for the CommerceOne Common Stock based on the TBV multiple methodology, $22.57 to $42.23 for the CommerceOne Common Stock based on the LTM EPS multiple methodology, and $22.38 to $31.66 for the CommerceOne Common Stock based on the 2026E EPS multiple methodology.
No company used as a comparison in the above selected companies analysis is identical to CommerceOne. Accordingly, an analysis of these results is not mathematical or objective. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

CommerceOne Comparable Selected Precedent Transactions
Performance Trust reviewed a group of merger and acquisition transactions that included transactions with disclosed financial terms announced between November 21, 2020 and November 21, 2025 involving national banks and thrift transactions with target total assets between $500 million and $1.5 billion, LTM ROAA between 1.00% and 2.00%, TCE/TA between 9.00% and 13.00%, excluding credit union buyers, mergers of equals, and less than 100% equity ownership acquired (the “CommerceOne Selected Transactions”). The CommerceOne Selected Transactions group included the following transactions:

Acquiror	Target
Mid Penn Bancorp, Inc.	1st Colonial Bancorp, Inc.
Mercantile Bank Corporation	Eastern Michigan Financial Corporation
Cadence Bank	FCB Financial Corp.
Glacier Bancorp, Inc.	Bank of Idaho Holding Company
Central Valley Community Bancorp	Community West Bancshares
Prosperity Bancshares, Inc.	Lone Star State Bancshares, Inc.
Bank First Corporation	HomeTown Bancorp, Ltd.
Nicolet Bankshares, Inc.	Charter Bankshares, Inc.
Hometown Financial Group MHC	Randolph Bancorp, Inc.
German American Bancorp, Inc.	Citizens Union Bancorp of Shelbyville, Inc.
Arbor Bancorp, Inc.	FNBH Bancorp, Inc.
Stock Yards Bancorp, Inc.	Commonwealth Bancshares, Inc.
CVB Financial Corp.	Suncrest Bank
Valley National Bancorp	The Westchester Bank Holding Corp.
Farmers National Banc Corp.	Cortland Bancorp
Simmons First National Corporation	Landmark Community Bank
Seacoast Banking Corporation of FL	Legacy Bank of Florida
BancorpSouth Bank	National United Bancshares, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction and as of or for the LTM period ended September 30, 2025 for CommerceOne, Performance Trust observed the following transaction metrics as indicated in the following table. The analysis compared certain financial information for CommerceOne and the Mergers and the Payments Sale with corresponding publicly available financial information regarding the CommerceOne Selected Transactions. The table below sets forth the data for CommerceOne and the 25th percentile, median, and 75th percentile data for the CommerceOne Selected Transactions:

		CommerceOne Selected Transactions
	CommerceOne	25th Percentile	Median	75th Percentile
Total Assets (in millions)	$834	$646	$942	$1,268
Tangible Common Equity / Tangible Assets	10.34%	9.45%	10.10%	10.80%
LTM Return on Average Assets	1.48%	1.08%	1.18%	1.38%
LTM Return on Average Equity	14.68%	10.24%	10.90%	12.49%
Nonperforming Assets / Total Assets	0.00%	0.71%	0.36%	0.22%
Transaction Price / Tangible Book Value(1)	NA	149.1%	166.1%	178.5%
Transaction Price / LTM EPS(1)	NA	11.6x	14.1x	16.2x
Core Deposit Premium(1)(2)	NA	6.5%	8.3%	10.7%

(1)
Given the scope of Performance Trust’s opinion and as the Green Dot Merger Consideration is for Green Dot common shares and not for CommerceOne common shares, certain ratios and metrics are shown as not applicable or “NA” as they are non-existent for direct incorporation and comparison.

(2)	Core deposits are defined as total deposits excluding certificated deposits greater than $100,000 and brokered deposits.
Taking into account the results of the CommerceOne Selected Transactions analysis, Performance Trust calculated the implied values per share of CommerceOne Common Stock by application of the 25th and 75th percentile amounts for the CommerceOne Selected Transactions for transaction price to TBV, transaction price to LTM EPS, and TBV premium to core deposits. The CommerceOne Selected Transactions analysis indicated implied per share illustrative value ranges of $26.00 to $31.12 for the CommerceOne Common Stock based on the TBV multiple methodology, $26.36 to $36.63 for the CommerceOne Common Stock based on the LTM EPS multiple methodology, and $26.95 to $33.11 for the CommerceOne Common Stock based on the TBV premium to core deposits.
CommerceOne Dividend Discount Analysis
Performance Trust performed a standalone analysis that estimated the net present value of potential dividends that could be distributed to holders of CommerceOne Common Stock during the period reflected in the CommerceOne Projections provided by CommerceOne management and a terminal value per share for CommerceOne. Performance Trust calculated the amount of such dividends by assuming (i) CommerceOne performed in accordance with the CommerceOne Projections provided by CommerceOne management and (ii) maintenance of a tangible common equity / tangible assets ratio of 9.00% on a standalone basis (as selected by Performance Trust using its professional judgment and experience after taking into account the details of the Mergers and the Payments Sale and observed median ratio for the CommerceOne peer group based on public filings (see table under CommerceOne Comparable Selected Companies Analysis)). To derive an estimate of terminal value per share of CommerceOne Common Stock at December 31, 2029, Performance Trust applied multiples of projected December 31, 2029 TBV ranging from 105% to 125% and projected terminal 2029E P/E multiple ranging from 9.0x to 11.0x, based on the approximate median multiple for CommerceOne comparable public companies. The terminal values and estimated dividends were then discounted to present values using discount rates ranging from 13.77% to 15.77%, which were selected using Performance Trust’s professional judgment and experience. As illustrated in the following tables, the analysis indicated a range of per share values of CommerceOne Common Stock of $19.24 to $23.63 based on TBV multiple terminal value methodology and $24.47 to $31.04 based on P/E multiple terminal value methodology.
CommerceOne Standalone Dividend Discount Analysis – Terminal TBV Multiple ($/Share)

	Discount Rate
Terminal Tangible Book Value Multiple	13.77%	14.77%	15.77%
105.0%	20.50	19.86	19.24
115.0%	22.07	21.36	20.69
125.0%	23.63	22.87	22.15

CommerceOne Standalone Dividend Discount Analysis – Terminal P/E Multiple ($/Share)

	Discount Rate
Terminal Price-to-Earnings Multiple	13.77%	14.77%	15.77%
9.0x	26.14	25.29	24.47
10.0x	28.59	27.65	26.75
11.0x	31.04	30.01	29.03

Pro Forma Financial Impact Analysis
Performance Trust performed a pro forma financial impact analysis that combined financial information of Green Dot and CommerceOne to estimate the impact of the Mergers and the Payments Sale on the CommerceOne’s 2027 and 2028 estimated EPS and CommerceOne’s TBV per share at Closing. Using (i) estimated pro forma adjustments as approved by CommerceOne’s management for use and reliance by Performance Trust in preparing its opinion and (ii) pro forma assumptions (including, without limitation, certain purchase accounting and earnings adjustments and other merger-related adjustments and the restructuring charge assumed with respect to the Mergers and the Payments Sale), standalone projections were prepared, adjusted and approved by CommerceOne’s management for the years ended 2025 through 2029, inclusive. This analysis indicated that the Mergers and the Payments Sale could be accretive to CommerceOne’s estimated 2027 EPS by 13.8% and could be accretive to CommerceOne’s estimated 2028 EPS by 36.0%. The analysis further indicated the Mergers and the Payments Sale could be accretive to CommerceOne’s estimated TBV per share at Closing assumed as of June 30, 2026 by 40.2%. For all of the above analysis, the actual results achieved by the combined company following the Mergers may vary from the projected results, and the variations may be material.

Contribution Analysis
Performance Trust analyzed the relative standalone contribution of CommerceOne and Green Dot to various pro forma balance sheet items of the combined company. To perform this analysis, Performance Trust used balance sheet data for CommerceOne and Green Dot as of September 30, 2025. The results of Performance Trust’s analysis are set forth in the following table, which also compares the results of Performance Trust analysis with the respective implied pro forma ownership percentages of CommerceOne stockholder and Green Dot stockholder in the combined company based on the exchange ratio provided for in the Merger Agreement and share ownership information provided to Performance Trust by CommerceOne management and Green Dot management:

	CommerceOne	Green Dot
Ownership:
Ownership at 0.2215 Exchange Ratio	27.8%	72.2%
Balance Sheet:
Assets	14.4%	85.6%
Deposits	13.7%	86.3%
Tangible Common Equity	27.5%	72.5%
Tangible Common Equity (Merger-Adjusted)(1)	21.1%	78.9%
Total Contribution:
Average Contribution	19.2%	80.8%
Median Contribution	17.7%	82.3%

(1)
Green Dot values reflect Green Dot Bank actuals as of September 30, 2025, except merger-adjusted tangible common equity which is adjusted for the $155 million of proceeds from the Payments Sale that will be retained by the pro forma company and $60 million of merger costs attributable to Green Dot.

Miscellaneous
Performance Trust is acting as CommerceOne’s financial advisor in connection with the acquisition and will receive an advisory fee for such services in an amount equal to the greater of (i) $3.5 million or (ii) 1.00% of the Combined Company’s market capitalization calculated using the volume-weighted average closing price per share of the Combined Company’s stock on the New York Stock Exchange for the 10 consecutive trading days ending on and including the 30th day following the Closing Date, a significant portion of which is contingent upon the Closing. Performance Trust received a $500,000 fee from CommerceOne upon rendering its opinion which will be credited in full towards the advisory fee that will become payable to Performance Trust upon the Closing. In addition, prior to closing of the Merger, CommerceOne anticipates issuing subordinated debt with Performance Trust as the exclusive placement agent in one or more offerings. On March 5, 2026, CommerceOne issued $25 million of subordinated debt with Performance Trust as its placement agent, receiving approximately $500,000 in transaction fees. CommerceOne has not entered into any binding commitment relating to additional subordinated debt financing, and there can be no assurance that such additional financing will be available on favorable terms, or at all, and, if CommerceOne does issue such additional subordinated debt, it may ultimately issue more or less than $40 million of such debt. If such additional issuance occurs, Performance Trust would receive a transaction fee equal to 2.00% of the gross proceeds of such securities sold. This proxy statement/prospectus is not an offer to sell or a solicitation of an offer to buy any such debt securities. CommerceOne has also agreed to indemnify Performance Trust against certain claims and liabilities arising out of Performance Trust’s engagement and as exclusive placement agent and to reimburse Performance Trust for certain of its out-of-pocket expenses incurred in connection with Performance Trust’s engagement and as exclusive placement agent.
In the two years prior to the date of its opinion, Performance Trust had not been engaged on financial advisory and investment banking assignments for CommerceOne or Green Dot (or their respective affiliates). Performance Trust may seek to provide financial advisory or investment banking services to CommerceOne in the future and would expect to receive fees for the rendering of these services. In the ordinary course of Performance Trust’s business as a broker-dealer, Performance Trust may purchase securities from and sell securities to CommerceOne and Green Dot.

Certain Unaudited Prospective Financial Information
While Green Dot has from time to time provided limited financial guidance to investors, Green Dot and CommerceOne do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates.
However, in connection with the Mergers and the Payments Sale, Green Dot and CommerceOne are including in this proxy statement/prospectus certain unaudited prospective financial information of Green Dot, which was prepared by Green Dot management, and certain unaudited prospective financial information of CommerceOne, which was prepared by CommerceOne management, in each case on a standalone basis and without giving effect to the Mergers and the Payments Sale (collectively, the “prospective standalone financial information”). The prospective financial information for the pro forma combined entity presented below reflects certain prospective financial information for Green Dot and certain prospective financial information for CommerceOne for 2026 to 2029 provided to Green Dot by CommerceOne management and adjusted and extrapolated through 2031 by Green Dot management. The prospective standalone financial information and the prospective financial information for the pro forma combined entity (together, the “prospective financial information”) were reviewed with the Green Dot Board and provided to and discussed with Citi (Green Dot’s financial advisor) by Green Dot management and used and relied upon by Citi with the consent of the Green Dot Board, in performing its financial analyses performed in connection with Citi’s opinion, as further described in the section entitled “The Mergers—Opinion of Green Dot’s Financial Advisor.” The prospective financial information was reviewed with the CommerceOne Board and provided to and discussed with Performance Trust (CommerceOne‘s financial advisor) by CommerceOne management and used and relied upon by Performance Trust with the consent of the CommerceOne Board, in performing its financial analyses performed in connection with Performance Trust’s opinion, as further described in the section entitled “The Mergers—Opinion of CommerceOne's Financial Advisor.” The summary set forth below is included in this proxy statement/prospectus solely for the purpose of providing Green Dot stockholders and CommerceOne stockholders access to certain nonpublic information made available to the Green Dot Board and the CommerceOne Board and their respective financial advisors in connection with their opinions.
The prospective financial information was prepared in good faith and on a reasonable basis based on the information available to the preparers at the time of its preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. None of Green Dot, CommerceOne or New CommerceOne endorses the prospective financial information as necessarily predictive of actual future results.
Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by Green Dot and CommerceOne management, as applicable, at the time such prospective financial information was prepared. The prospective financial information represents, as applicable, Green Dot management’s evaluation of Green Dot’s expected future financial performance on a standalone basis and CommerceOne management’s evaluation of CommerceOne’s expected future financial performance on a standalone basis, without reference to the Mergers and the Payments Sale (except as expressly set forth in the section entitled “—Certain Unaudited Prospective Financial Information—Adjusted Combined Company Projections”). In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Green Dot and CommerceOne operate and the risks and uncertainties described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” and in the reports that Green Dot files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Green Dot, CommerceOne and New CommerceOne and will be beyond the control of the Combined Company following the completion of the Mergers and the Payments Sale. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results likely will differ, and could differ materially, from those reflected in the prospective financial information, whether or not the Mergers and the Payments Sale are completed. Further, these assumptions do not include all potential actions that the management of Green Dot, CommerceOne or New

CommerceOne could or might have taken during these time periods. The inclusion in this proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that Green Dot, CommerceOne, New CommerceOne or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to stockholders, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.
This information was prepared solely for internal use and should not be construed as financial guidance and it should not be relied on as such. Except as otherwise set forth below, the prospective standalone financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger Agreement and the Separation Agreement or the possible financial and other effects on Green Dot or CommerceOne of the Mergers and the Payments Sale, and does not attempt to predict or suggest actual future results of the Combined Company following the completion of the Mergers and the Payments Sale or give effect to the Mergers and the Payments Sale, including the effect of negotiating or executing the Merger Agreement and the Separation Agreement, the costs that may be incurred in connection with consummating the Mergers and the Payments Sale, the potential synergies that may be achieved by the Combined Company as a result of the Mergers and the Payments Sale, the effect on Green Dot, CommerceOne or New CommerceOne of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement and the Separation Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement and the Separation Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Mergers and the Payments Sale. Further, the prospective financial information does not take into account the effect of any possible failure of the Mergers and the Payments Sale to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the Combined Company would operate after the Mergers and the Payments Sale.
By including in this proxy statement/prospectus a summary of the prospective financial information, none of Green Dot, CommerceOne, New CommerceOne or any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Green Dot, CommerceOne or New CommerceOne compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. None of Green Dot, CommerceOne or New CommerceOne undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.
The prospective financial information summarized in this section is not being included in this proxy statement/prospectus in order to induce any Green Dot stockholder to vote in favor of any proposals to be voted on at the Green Dot Special Meeting or any CommerceOne stockholder to vote in favor of any proposals to be voted on at the CommerceOne Special Meeting.
The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. Subject to the above, the prospective financial information included in this section has been provided by Green Dot’s management and CommerceOne’s management as described in this section. No independent registered public accounting firm has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, no independent public accounting firm has expressed any opinion or given any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The report by Ernst & Young LLP incorporated by reference in this proxy statement/prospectus, and the report by Mauldin & Jenkins, LLC, included in this proxy statement/prospectus, relate to Green Dot’s and CommerceOne’s previously issued audited financial statements, respectively. They do not extend to the prospective financial information and should not be read to do so.

In light of the foregoing, and taking into account that the Green Dot Special Meeting and the CommerceOne Special Meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Green Dot stockholders and CommerceOne stockholders are strongly cautioned not to place unwarranted reliance on such information, and Green Dot, CommerceOne and New CommerceOne urge all Green Dot stockholders and CommerceOne stockholders to review Green Dot’s most recent SEC filings for descriptions of Green Dot’s reported financial results and the financial statements of Green Dot incorporated by reference into this proxy statement/prospectus, as well as the financial statements of CommerceOne included in this proxy statement/prospectus. See the sections entitled “Where You Can Find More Information” and “Financial Statements and Supplementary Data Index to Financial Statements” of this proxy statement/prospectus.
Green Dot Prospective Financial Information Used by Citi
The following table presents certain prospective financial information of Green Dot management for Green Dot (collectively, the “Green Dot Prospective Financial Information”) that was reviewed with Green Dot Board and, with the consent of the Green Dot Board, provided to Citi to be used and relied upon by Citi at the direction of Green Dot management in the financial analyses performed by Citi in connection with Citi’s opinion, as described in the section entitled “—Opinion of Green Dot’s Financial Advisor.”

($ in millions, except per share data)	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Gross Revenue	$2,038	$2,043	$2,247	$2,352	$2,407	$2,627	$2,810
Net Income	($68)	$41	$80	$116	$154	$175	$192
Tangible Book Value	$537	$648	$793	$979	$1,206	$1,419	$1,655
Adjusted Earnings per Share(1)	$1.44	$1.72	$2.33	$2.89	$3.43	$3.71	$3.92
Hypothetical Dividends(2)	($30)(3)	$26	$53	$55	$120	$135	$115

(1)	Adjusted for one-time non-recurring items, acquired intangibles amortization expense and equity losses from unconsolidated affiliates.
(2)
Amounts represent the hypothetical dividends assuming all excess tier 1 capital would be distributed to Green Dot stockholders, with excess tier 1 capital calculated based on target tier 1 leverage ratio of 14.3% for the fourth quarter of 2025 and 15.0% for 2026 to 2031.

(3)	Represents figure for fourth quarter of 2025.
Green Dot Bank Prospective Financial Information Used by Performance Trust
The following table presents certain prospective financial information for Green Dot Bank (collectively, the “Green Dot Bank Prospective Financial Information”) that was used by Performance Trust at the direction of CommerceOne management in the financial analyses performed by Performance Trust in connection with Performance Trust’s opinion, as described in the section entitled “—Opinion of CommerceOne’s Financial Advisor.”

($ in millions)	2026E	2027E	2028E	2029E
Investment Securities	$2,081	$1,935	$1,789	$1,642
Gross Loans	$80	$80	$91	$92
Deposits	$4,086	$4,739	$5,614	$6,303

CommerceOne Prospective Financial Information Used by Performance Trust
The following table presents certain prospective financial information for CommerceOne (collectively, the “CommerceOne Prospective Financial Information”) that was used by Performance Trust at the direction of CommerceOne management in the financial analyses performed by Performance Trust in connection with Performance Trust’s opinion, as described in the section entitled “The Mergers—Opinion of CommerceOne’s Financial Advisor.”

($ in millions, except per share data)	2025E	2026E	2027E	2028E	2029E
Net Revenue(1)	$31	$36	$41	$47	$53
Net Income	$12	$14	$16	$19	$22
Tangible Book Value	$90	$106	$123	$143	$166
Earnings per Share	$2.26	$2.60	$2.97	$3.37	$3.84
(1)	Net Revenue defined as net interest income plus noninterest income.
Adjusted Combined Company Projections
The following table presents estimates regarding certain pro forma prospective financial information of the pro forma combined company, including certain pro forma financial effects of the Mergers on the Combined Company that were prepared by Green Dot management, provided to the Green Dot Board and, with the consent of the Green Dot Board, provided to and discussed with Citi by Green Dot management and used and relied upon by Citi, at the direction of Green Dot management, in the financial analyses performed by Citi in connection with Citi’s opinion, as described in the section entitled “—Opinion of Green Dot’s Financial Advisor.” Such prospective financial information for the pro forma combined entity was based upon the Green Dot Prospective Financial Information and the CommerceOne Prospective Financial Information for 2026 to 2029 provided to Green Dot by CommerceOne management as adjusted and extrapolated by Green Dot management.

($ in millions, except per share data)	2026E	2027E	2028E	2029E	2030E	2031E
Consolidated Net Income	($147)	$58	$82	$114	$123	$129
Tangible Book Value	$522	$586	$671	$788	$911	$1,039
Hypothetical Dividends(1)	—	$12	($28)	$6	$65	$87

(1)
Amounts represent the hypothetical dividends assuming all excess tangible common equity would be distributed to Green Dot stockholders, with excess tangible common equity calculated based on a target common equity to tangible assets ratio of 8.75% from 2027 to 2031.

For purposes of extrapolating CommerceOne’s financial results after 2029, Green Dot’s management estimated long-term annual growth rates for CommerceOne’s total assets and net income of 7.5% and 5% for the years 2030 and 2031, respectively.
The following estimates regarding certain pro forma financial effects of the Mergers and the Payments Sale on the Combined Company were prepared by CommerceOne and Green Dot management, provided to and discussed with Performance Trust by CommerceOne management, and used and relied upon by Performance Trust in performing a pro forma financial impact analysis of the pro forma combined entity as part of the financial analyses performed in connection with Performance Trust’s opinion, as further described in the section entitled “The Mergers—Opinion of CommerceOne’s Financial Advisor.” Such prospective financial information for the pro forma combined entity reflects (i) the CommerceOne Prospective Financial Information provided and adjusted by CommerceOne Management for the period from June 30, 2026 through December 31, 2028 and (ii) the Green Dot Bank Prospective Financial Information for the period from June 30, 2026 through December 31, 2028 that was provided to CommerceOne by Green Dot management and adjusted by CommerceOne management. The TBV per share at Closing estimates, assumed as of June 30, 2026, used and relied upon for CommerceOne and the pro forma combined entity were $19.70 and $27.62, respectively. EPS for the twelve months ending as of December 31, 2027 used and relied upon for CommerceOne and the pro forma combined entity were $2.97 and $3.38, respectively. EPS for the twelve months ending as of December 31, 2028 used and relied upon for CommerceOne and the pro forma combined entity were $3.37 and $4.59, respectively.
See the discussion above for further information regarding the uncertainties underlying the pro forma financial effects of the Mergers as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing such pro forma financial effects in connection with the Mergers.
Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale
In considering the recommendation of the Green Dot Board to vote to adopt the Merger Agreement and the transactions contemplated by the Separation Agreement, holders of Green Dot Common Stock should be aware that the directors and executive officers of Green Dot may have interests in the Mergers and the transactions contemplated by the Separation Agreement that are different from, or in addition to, the interests of holders of Green Dot Common Stock generally and that may create potential conflicts of interest. The Green Dot Board was aware of these interests and considered them, among other matters, in evaluating and negotiating and approving the Merger Agreement and Separation Agreement, and in recommending to holders of Green Dot Common Stock that they vote to approve the Green Dot Merger Proposal and Green Dot Separation Proposal. For more information, see the sections entitled “Green Dot Proposals—Proposal 1: Green Dot Merger Proposal” beginning on page 77 and “Green Dot Proposals—Proposal 2: Green Dot Separation Proposal” beginning on page 77.
These interests are described in more detail below.
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:
•	The First Effective Time, the Payments Sale and Second Effective Time will occur on April 27, 2026 (which is the assumed date solely for purposes of the disclosure in this section);
•
each of Green Dot’s executive officers will experience a qualifying termination of employment under the Green Dot Corporate Transaction Policy (which includes a termination by the executive for “good reason” during the twelve (12) months following the transactions) and Green Dot Severance Policy at such time;

•
the relevant price per share of Green Dot Common Stock is $12.45 (the average closing market price of Green Dot Common Stock over the first five (5) business days following the public announcement of the Mergers on November 24, 2025); and

•
for purposes of the treatment of the Green Dot RSU Awards that do not vest as a result of the transactions, the employment of each of Green Dot’s named executive officers will be transferred to Payments Buyer.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above, and do not reflect certain compensation actions that may occur before completion of the transaction.
Green Dot’s Executive Officers and Directors
For purposes of this proxy statement/prospectus, Green Dot’s executive officers, each of whom is a named executive officer, are:

Name	Position
William I Jacobs	Chief Executive Officer
Amy Pugh	General Counsel and Secretary
Chris Ruppel	President and Chief Revenue Officer
Jess Unruh	Chief Financial Officer
Teresa Watkins	Chief Operations Officer

In accordance with SEC rules, George Gresham, Former President and Chief Executive Officer, is also a named executive officer solely for purposes of this disclosure, but is not entitled to receive any compensation in connection with the Mergers.
For purposes of this proxy statement/prospectus, Green Dot’s non-employee directors are: George T. Shaheen, Ellen Richey, J. Chris Brewster, Saturnino Fanlo, Michelleta Razon and Robert Millard.
Treatment of Outstanding Equity Awards
The Green Dot RSU Awards and Green Dot PSU Awards (collectively, the “Green Dot Equity Awards”) held by Green Dot’s directors and executive officers immediately prior to the effective time will generally be treated in the same manner as those Green Dot Equity Awards held by other employees of Green Dot, which is as follows:
Green Dot RSU Awards
At the First Effective Time, each outstanding Green Dot RSU Award that is vested as of immediately prior to, or vests as a result of, the Mergers, and each outstanding unvested Green Dot RSU Award that, by its terms, would vest on or before June 30, 2026 subject to the holder’s continued employment through such date, will be cancelled and converted into the right of the holder thereof to receive the Green Dot Merger Consideration in respect of each share of Green Dot Common Stock subject to such Green Dot RSU Award. Each other outstanding unvested Green Dot RSU Award will, (i) if held by a Green Dot employee who is transferred to Payments Buyer in connection with the Payments Sale, be cancelled for no consideration in respect thereof, or, (ii) if not held by such an employee, be converted into a corresponding award with respect to New CommerceOne Common Stock, with the number of shares underlying such converted award adjusted based on the Equity Award Exchange Ratio.
As of the date of this proxy statement/prospectus, the outstanding unvested Green Dot RSU Awards that would vest after June 30, 2026 and are held by each of Mses. Pugh and Watkins and Messrs. Ruppel and Unruh will be cancelled for no consideration in respect thereof, since it is anticipated that their employment will be transferred to Payments Buyer in connection with the Payments Sale.
Green Dot PSU Awards
At the First Effective Time, each outstanding Green Dot PSU Award that was granted in fiscal year 2025 will be cancelled and converted into the right of the holder thereof to receive the Green Dot Merger Consideration in respect of each share of Green Dot Common Stock subject to such Green Dot PSU Award, which number of shares will be determined by deeming performance in respect of the 2025 performance period achieved at 150% of the target level, and performance in respect of the 2026 and 2027 performance periods achieved at 100% of the target level. Each other outstanding Green Dot PSU Award will be cancelled for no consideration in respect thereof.
Double Trigger Accelerated Vesting of Green Dot Equity Awards
Pursuant to the terms of Green Dot’s Corporate Transaction Policy, if a Green Dot Equity Award holder’s employment is terminated by Green Dot without “cause” or due to the holder’s resignation for “good reason”, in each case, within the twelve (12)-month period following a corporate transaction involving Green Dot, then all such equity awards then held by such holder would fully vest upon such termination of employment. The Mergers constitute a corporate transaction involving Green Dot and these “double trigger” vesting provisions applicable to Green Dot Equity Awards will continue to apply to any Green Dot RSU Awards assumed by New CommerceOne at the First Effective Time. Receipt of this “double trigger” vesting is conditioned upon the holder’s timely execution of a release of claims in favor of Green Dot.
Quantification of Green Dot Equity Awards
See the section entitled “—Quantification of Potential Payments and Benefits to Green Dot Named Executive Officers in Connection with the Mergers and the Payment Sale” beginning on page 169 of this proxy statement/prospectus for an estimate of the value of each of Green Dot’s named executive officer’s unvested Green Dot Equity Awards. Based on the assumptions described above under “—Certain Assumptions”, the estimated aggregate value of the unvested Green Dot RSU Awards held by Green Dot’s six non-employee directors is $1,824,846.
Green Dot Severance Policy
Each Green Dot executive officer is eligible to receive severance benefits pursuant to Green Dot’s Severance Policy. The Green Dot Severance Policy provides that, in the event that the executive officer experiences termination of employment without “cause”, whether or not in connection with a corporate transaction, then Green Dot will be obligated to pay the executive officer a cash amount equal to the sum of (i) twelve (12) months of the executive’s base pay in twelve (12) equal installments and (ii) a prorated annual bonus in respect of the year of termination, based upon the target level of performance, and the executive will be eligible to receive COBRA premium reimbursements for up to twelve (12) months following his or her termination of employment. The Green Dot Severance Policy provides that, if the compensation and benefits payable to the executive officer would be subject to an excise tax under Section 4999 of the Code, such amounts will be subject to a “better-net” cutback. In connection with the Mergers and Payments Sale, each of New CommerceOne and Payments Buyer, respectively, will honor the Green Dot Severance Policy for a minimum of one (1) year following the Second Effective Time. Notwithstanding anything herein to the contrary, Mr. Jacobs is not entitled to receive severance under the Green Dot Severance Policy.
See the section entitled “—Quantification of Potential Payments and Benefits to Green Dot Named Executive Officers in Connection with the Mergers and the Payments Sale” beginning on page 169 of this proxy statement/prospectus for the estimated amounts that each of Green Dot’s named executive officers would receive under the Green Dot Severance Policy.

Existing Retention Awards
In contemplation of a potential transaction, on March 24, 2025, Green Dot granted cash retention awards to certain employees, including Mses. Pugh and Watkins, and Messrs. Ruppel and Unruh (the “cash retention awards”). Fifty percent (50%) of each cash retention award vested on November 24, 2025, upon the public announcement of the signing of the Merger Agreement and Separation Agreement, and the remaining fifty percent (50%) of each cash retention award will vest upon the earlier of (i) the Closing Date and (ii) June 30, 2026. Receipt of the cash retention award is generally subject to the named executive officer’s continued employment through the applicable vesting date; provided that if the named executive officer’s employment is terminated without cause prior to the final vesting date, any unvested portion of the cash retention award will immediately vest.
See the section entitled “—Quantification of Potential Payments and Benefits to Green Dot Named Executive Officers in Connection with the Mergers and the Payments Sale” beginning on page 169 of this proxy statement/prospectus for the estimated amounts that each of the eligible Green Dot named executive officers would receive under their cash retention awards upon the consummation of the Mergers.
Retention Program
In connection with the Payments Sale, Green Dot may establish the Green Dot retention program, under which it may grant cash retention awards to Green Dot employees whose employment will transfer to Payments Buyer at the First Effective Time, in the amounts and to the grantees determined by Green Dot, subject to the prior approval of Smith Ventures. Awards granted under the Green Dot retention program will vest ratably upon the first, second and third anniversaries of the First Effective Time, and may include “double trigger” vesting conditions, meaning that retention awards will vest in full as of the grantee’s date of termination of employment due to death or permanent disability, or on a pro-rata basis if the grantee’s employment is terminated without “cause” or for “good reason,” in each case on or following the First Effective Time. As of the date of this proxy statement/prospectus, no Green Dot executive officer has received an award under the retention program.
New Management Arrangements
As of the date of this proxy statement, no Green Dot executive officer has entered into any agreement with Green Dot, CommerceOne or Smith Ventures regarding employment after the Mergers, although it is possible that Green Dot, CommerceOne or Smith Ventures may enter into new employment or other arrangements with executive officers in the future. The employment of each of Green Dot’s named executive officers, other than Mr. Jacobs, is currently expected to be transferred to Payments Buyer in connection with the Separation Agreement.
Mr. Jacob’s Discretionary Bonus
In respect of his service as Chief Executive Officer of Green Dot from January 8, 2026, through the Closing Date, Mr. Jacobs is eligible to receive a one-time discretionary bonus of up to $1,250,000 in cash, provided that Mr. Jacobs continue to serve as Chief Executive Officer through such date, with the amount of the bonus awarded to be determined by the Compensation Committee of Green Dot’s Board of Directors prior to the Closing Date and paid on the Closing Date.
Continuing Directors
Mr. Jacobs and Ms. Ellen Richey, each of whom is a director of Green Dot as of the date of this proxy statement/prospectus, are expected to serve on the Combined Company’s board of directors. As directors of the Combined Company, these directors are expected to be compensated under the Combined Company’s post-closing employee director compensation policy.
Indemnification and Insurance
Pursuant to the terms of the Merger Agreement and the Separation Agreement, from and after the Second Effective Time and Separation Closing, respectively, New CommerceOne, Green Dot and Green Dot Bank will indemnify certain persons, including Green Dot’s directors and executive officers. In addition, Green Dot will obtain at or prior to the First Effective Time a six (6)-year “tail” policy under Green Dot’s existing directors’ and officers’ insurance policy providing at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured with respect to claims against the present and former officers and directors of Green Dot and any of its subsidiaries arising from facts or events which occurred at or before the First Effective Time. Green Dot will not be obligated to expend, on an annual basis, an amount in excess of the Premium Cap, and if such premiums for such insurance would at any time exceed the Premium Cap, then Green Dot will cause to be maintained policies of insurance which, in Green Dot’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. For additional information, see “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance” beginning on page 198 of this proxy statement/prospectus.
Quantification of Potential Payments and Benefits to Green Dot Named Executive Officers in Connection with the Mergers and the Payments Sale
The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Green Dot that is based on, or otherwise relates to, the Mergers and the Payments Sale. For additional details regarding the terms of the payments and benefits described below, see the discussion under the caption “—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale” above.
This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the transaction-related compensation payable to Green Dot’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of holders of Green Dot Common Stock, as described in the section entitled “Green Dot Proposals—Proposal 3: Green Dot Compensation Proposal” beginning on page 78. The table below sets forth, for the purposes of this golden parachute disclosure, the payments and benefits (on a pre-tax basis) that each of Green Dot’s named executive officers would receive. Except as specifically noted, the disclosure below uses the relevant assumptions described above under “—Certain Assumptions.”
The calculations in the table do not include amounts that Green Dot’s named executive officers were already entitled to receive, or were vested in, as of April 27, 2026. In addition, these amounts do not attempt to forecast any additional compensation increases or equity award grants, vesting or forfeitures that may occur prior to the completion of the Mergers. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Other ($)(4)	Total ($)
William I Jacobs	$—	$3,098,058	$—	$—	$3,098,058
Amy Pugh	$570,589	$479,474	$23,272	$62,500	$1,135,835
Chris Ruppel	$726,301	$767,157	$23,342	$100,000	$1,616,800
Jess Unruh	$582,993	$719,199	$23,342	$62,500	$1,388,034
Teresa Watkins	$508,568	$447,515	$19,813	$62,500	$1,038,396

(1)
Cash. The cash severance amounts payable to each of the named executive officers equals the sum of twelve (12) months of the executive officer’s base salary plus a prorated bonus based on target performance for the year of termination. Such cash severance amounts are neither “single trigger” nor “double trigger,” as they are payable upon a termination of employment by Green Dot due to the executive officer’s termination without “cause,” whether or not such termination of employment occurs in connection with a corporate transaction involving Green Dot. For further information, see “—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale—Green Dot Severance Policy.”

Name	Cash Severance ($)	Prorated Bonus ($)	Total ($)
William I Jacobs	$—	$—	$—
Amy Pugh	$460,000	$110,589	$570,589
Chris Ruppel	$550,000	$176,301	$726,301
Jess Unruh	$470,000	$112,993	$582,993
Teresa Watkins	$410,000	$98,568	$508,568

(2)
Equity. The values set forth in the golden parachute table include accelerated vesting of certain Green Dot RSU Awards upon the First Effective Time which would have vested, in accordance with their terms, upon the First Effective Time; this accelerated vesting is a “single trigger” benefit. As of April 27, 2026, there are no unvested Green Dot RSUs held by any of named executive officers that would vest on or prior to June 30, 2026. The values also include the accelerated vesting of Green Dot PSU Awards granted in fiscal year 2025 upon the First Effective Time, determined assuming the achievement of 150% of the target level of performance in respect of the 2025 performance year, and 100% of the target level of performance in respect of the 2026 and 2027 performance years; this accelerated vesting is likewise a “single trigger” benefit. Any Green Dot Equity Awards that would not vest as described in the two immediately preceding sentences (none of which are held by Mr. Jacobs) are assumed to have been forfeited for no consideration in respect thereof in accordance with the terms of the Separation Agreement, under the assumption that the employment of each of the named executive officers (other than Mr. Jacobs) will transfer to Payments Buyer at the First Effective Time. For further details regarding the treatment of Green Dot Equity Awards in connection with the transaction, see “—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale—Treatment of Outstanding Equity Awards”. The estimated values of such awards are shown in the following table:

Name	Green Dot RSU Awards ($)	Green Dot PSU Awards ($)	Total ($)
William I Jacobs	$3,098,058	$—	$3,098,058
Amy Pugh	$—	$479,474	$479,474
Chris Ruppel	$—	$767,157	$767,157
Jess Unruh	$—	$719,199	$719,199
Teresa Watkins	$—	$447,515	$447,515

(3)
Perquisites/Benefits. The values set forth in the golden parachute table reflect the cost of twelve (12) months of COBRA premium reimbursements for each named executive officer. Such amounts represent the maximum entitlement to which each named executive officer may be eligible under the Green Dot Severance Policy, and are neither “single trigger” nor “double trigger,” as they are payable upon the named executive officer’s termination of employment by Green Dot without “cause”, whether or not such termination of employment occurs in connection with a corporate transaction involving Green Dot. For further information, see “—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale—Green Dot Severance Policy.”

(4)
Retention. The values set forth in the golden parachute table reflect the payment of the second installment of the “single trigger” cash retention awards granted to each of Mses. Pugh and Watkins and Messrs. Ruppel and Unruh. Such amounts are eligible to vest upon the earlier of the First Effective Time and June 30, 2026. For further details regarding the existing cash retention awards, see “—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale—Existing Retention Awards.” Since the bonus payable to Mr. Jacobs on the Closing Date is discretionary, no amount is included in these tables. For further details regarding the discretionary bonus, see “—Interests of Certain Green Dot Directors and Executive Officers in the Mergers and the Payments Sale—Mr. Jacobs’s Discretionary Bonus.”

Interests of CommerceOne Directors and Executive Officers in the Mergers
In considering the recommendation of the CommerceOne board of directors to vote for the CommerceOne Mergers Proposal, the New CommerceOne 2026 Equity Incentive Plan Proposal and the CommerceOne Adjournment Proposal, holders of CommerceOne Common Stock should be aware that the directors and executive oﬃcers of CommerceOne may have interests in the Mergers that are diﬀerent from, or in addition to, the interests of holders of CommerceOne Common Stock generally. CommerceOne’s executive oﬃcers for purposes of this disclosure are Kenneth W. Till, Jonathan W. Pennington, Arthur M. Freeman IV, J. David Sizemore, W. Scott Mathews, Judson R. Spooner, Greg A. King, Joelle B. Weltzin and Mailon W. Manasco. The CommerceOne board of directors was aware of these interests and considered them, among other matters, in making its recommendation that CommerceOne shareholders vote to approve the CommerceOne Mergers Proposal, the New CommerceOne 2026 Equity Incentive Plan Proposal and the CommerceOne Adjournment Proposal.
These interests include, among others, the following:
•
at the First Eﬀective Time, any vesting conditions applicable to each outstanding CommerceOne Restricted Stock award will, to the extent required by the CommerceOne 2018 Plan, accelerate in full and will be converted into, and become exchanged for the CommerceOne Merger Consideration;

•
at the First Effective Time, each CommerceOne Stock Option will cease to represent an option to purchase shares of CommerceOne Common Stock and will be converted into an option to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Stock Option immediately prior to the First Effective Time;

•	five of CommerceOne’s executive officers will be entitled to receive cash retention bonuses, which will vest and be paid in full on the closing date of the Mergers, as described below;
•	five of CommerceOne’s executive officers are expected to serve as executive officers of the Combined Company following the closing of the Mergers;
•	five of CommerceOne’s directors are expected to serve as a director of the Combined Company following the closing of the Mergers; and

•
one of CommerceOne’s directors indirectly owns and manages Payments Buyer, which will acquire Green Dot and its non-bank financial technology and related assets and operations pursuant to the Separation Agreement, and pursuant to the Equity Commitment Letter, entities affiliated with the director have agreed to invest in Payments Buyer, as described in the sections entitled “The Separation Agreement” and “Certain Relationships and Related Party Transactions—The Separation Agreement.”

The CommerceOne board of directors was aware of and considered these respective interests, among other matters, in evaluating and negotiating the Merger Agreement when deciding to adopt and approve the Merger Agreement and in making its recommendation that CommerceOne shareholders vote to approve the CommerceOne Mergers Proposal, the New CommerceOne 2026 Equity Incentive Plan Proposal and the CommerceOne Adjournment Proposal. These interests are described in more detail below.
Treatment of CommerceOne Equity Awards
Certain of CommerceOne’s executive oﬃcers and directors holds one or more of the following types of awards: CommerceOne RSAs and CommerceOne Stock Options.
In connection with the Mergers, outstanding CommerceOne Equity Awards will be treated as follows:
•
at the First Eﬀective Time, any vesting conditions applicable to each outstanding CommerceOne Restricted Stock award will, to the extent required by the CommerceOne 2018 Plan, accelerate in full and will be converted into, and become exchanged for the CommerceOne Merger Consideration; and

•
at the First Effective Time, each outstanding CommerceOne Stock Option (which, pursuant to their existing terms, will accelerate at the First Effective Time to the extent then-unvested) will cease to represent an option to purchase shares of CommerceOne Common Stock and will be converted into an option to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Stock Option immediately prior to the First Effective Time.

The estimated aggregate amount that would be realized by the six executive officers who hold unvested CommerceOne Equity Awards in respect of their unvested CommerceOne Stock Option and CommerceOne Restricted Stock awards if the Mergers were completed on February 6, 2026 is approximately $506,355. None of the non-employee members of the CommerceOne board of directors holds any unvested CommerceOne Stock Options or CommerceOne Restricted Stock awards. The amounts in this paragraph were determined using equity awards outstanding as of February 6, 2026 and a price per share of CommerceOne Common Stock of $19.59, which is equal to the implied New CommerceOne per share price determined in accordance with the Merger Agreement assuming the Green Dot per share price was equal to $12.45 (the average closing price of Green Dot Common Stock over the first five business days following the first public announcement of the Mergers).
These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the Closing following the date of this registration statement. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts, if any, to be received by CommerceOne’s executive officers and directors may materially differ from the amounts set forth above.
Severance Entitlements
Certain of CommerceOne’s executive oﬃcers are party to a change in control agreement with CommerceOne or an employment agreement with CommerceOne, in each case, which provides for severance payments and beneﬁts in the event that the executive oﬃcer’s employment is terminated by CommerceOne other than for cause or by the executive for good reason (during the period, in the case of the change in control agreements, within six months prior to or 18 months following a change in control). The material terms of these arrangements are described above in the section entitled “CommerceOne Director and Executive Compensation—Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control,” which is incorporated herein by reference. Pursuant to their employment agreements with CommerceOne, each of Messrs. Freeman, Mathews, Sizemore and Till are entitled to the following severance payments and benefits upon a qualifying termination of employment (which includes a termination of employment by CommerceOne without cause, a resignation by the applicable executive for good reason or non-renewal of the employment agreement), irrespective of whether or not such termination of employment is in connection with a change in control: (i) an amount equal to two times (x) the previous year’s base salary, plus (y) an annual bonus not less than the prior year’s bonus; (ii) for two years following termination, medical benefits substantially similar to those that the executive was receiving immediately prior to the termination date; and (iii) any other employee benefits owed to the executive in accordance with the provisions of the applicable benefit plans. Pursuant to his change in control agreement with CommerceOne, upon a termination of Mr. King’s employment by CommerceOne without cause or by Mr. King for good reason occurring within six months prior to, or 18 months following, a change in control, Mr. King is entitled to an amount in cash equal to two times his then-current base salary, plus his average bonus for the two years preceding the change in control. As discussed further below under the section entitled “—Cash Retention Awards,” the change in control agreement or employment agreement (as applicable) to which each executive is subject will be null and void as of, and contingent upon, the Closing.
Cash Retention Awards
In connection with the Mergers, CommerceOne has granted cash retention awards to Messrs. Freeman, Mathews, Sizemore, King and Till in amounts not to exceed two times each such employee’s (i) annual base salary plus (ii) average annual bonus for the prior two years. The cash retention bonuses will vest and be paid in full on the closing date, subject to each executive’s continued employment with CommerceOne through such date. Each award agreement in respect of a cash retention award also includes an acknowledgement that such executive’s change in control agreement or employment agreement with CommerceOne (to the extent such agreement exists) will be null and void as of, and contingent upon, the Closing. The maximum aggregate amount that would be realized by the five executive officers granted such cash retention awards in respect of their cash retention awards is approximately $4.0 million.
Tax Planning Strategies
Pursuant to the Merger Agreement, CommerceOne may implement strategies to mitigate the impact of Sections 280G and 4999 of the Code and to reduce the amount of compensation or beneﬁts otherwise expected to constitute “excess parachute payments” in connection with the transactions contemplated by the Merger Agreement. In furtherance of the foregoing, in December 2025, CommerceOne paid to certain of its executive officers an amount equal to 50% of the expected amount of each individual’s 2025 annual cash bonus. Such accelerated bonus payments would otherwise have been paid in January 2026.
Director Compensation
CommerceOne may continue to pay compensation to its non-employee directors in the ordinary course of business consistent with past practice; provided, that CommerceOne may pay such compensation and benefits immediately prior to closing for service through the closing date if not paid prior to such date.
Membership on the Combined Company’s Board of Directors
The board of directors of the Combined Company after the Mergers is expected to have nine members, including five legacy CommerceOne directors selected by CommerceOne and who are expected to be Kevin B. Kynerd, Kenneth W. Till, Samuel D. Haskell, Travis A. Meyer and Bill I. Smith.
Governance of the Surviving Corporation After the Mergers
Certificate of Incorporation and Bylaws
At or prior to the First Effective Time, the certificate of incorporation and the bylaws of New CommerceOne will be amended and restated in their entirety in the form of the amended and restated certificate of incorporation set forth in Exhibit A to the Merger Agreement (the “New CommerceOne Charter”) and the form of the amended and restated bylaws set forth in Exhibit B to the Merger Agreement (the “New CommerceOne Bylaws”), respectively. At and following the Second Effective Time, the New CommerceOne Charter and the New CommerceOne Bylaws will continue to be the certificate of incorporation and the bylaws of New CommerceOne, respectively, until thereafter amended in accordance with their respective terms and applicable law.
Stock Exchange Listing
Pursuant to the Merger Agreement, New CommerceOne has agreed to prepare and file a listing application with the NYSE to cause the shares of New CommerceOne Common Stock that will be issued in the Mergers to be approved for listing on the NYSE prior to the First Effective Time. Immediately after the First Effective Time, it is expected that the New CommerceOne Common Stock will trade on the NYSE under the symbol “CONE.” There can be no assurance that New CommerceOne will obtain such approval from the NYSE.

In addition, under the Merger Agreement, the CommerceOne Parties’ and Green Dot’s respective obligations to effect the Mergers will be subject to the satisfaction at or prior to the First Effective Time of the condition that the shares of New CommerceOne Common Stock will have been approved for listing on the NYSE, subject to official notice of issuance.
Board of Directors of New CommerceOne After the Mergers
The directors of New CommerceOne, as of immediately prior to the Second Effective Time, will be the directors of New CommerceOne as the surviving company of the Upstream Merger. Immediately following the Second Effective Time, the board of directors of New CommerceOne (the “New CommerceOne Board”) is expected to consist of Douglas E. Coltharp, Samuel D. Haskell, William I Jacobs, Kevin B. Kynerd, Travis A. Meyer, Ellen Richey, Bill I. Smith, Kenneth W. Till and Cynthia B. Wyatt. Pursuant to the New CommerceOne Bylaws, Kevin B. Kynerd will serve as the Chairman of the New CommerceOne Board for three years following the Closing, or until his earlier death, resignation, disqualification or removal. For more information, please see the section entitled “Management Following the Mergers—Executive Officers and Directors of New CommerceOne.”
Committees of the New CommerceOne Board of Directors After the Mergers
Upon completion of the Mergers, the New CommerceOne Board is expected to have five standing committees to assist the New CommerceOne Board in its responsibilities. They are the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Risk Committee and the Technology Committee. Additionally, the New CommerceOne Board retains the authority to designate other committees, with each committee to consist of one or more directors of New CommerceOne and upon such terms the New CommerceOne Board deems appropriate. For more information, please see the section entitled “Management Following the Mergers—Committees of the New CommerceOne Board of Directors After the Mergers.”
Management of New CommerceOne After the Mergers
Members of the resulting executive management team of New CommerceOne are expected to be as follows following the consummation of the Mergers, all of whom are current executive officers of either CommerceOne or Green Dot:
•	Kenneth W. Till (Chief Executive Officer)
•	Mailon W. Manasco (Chief Information Officer)
•	Michael Meston (Chief Human Resources Officer)
•	Jonathan W. Pennington (Chief Financial Officer)
•	Greg A. King (Chief Banking Officer)
•	Judson R. Spooner (Chief Operating Officer)
•	Kim Olson (Chief Risk Officer)
•	Joelle B. Weltzin (General Counsel)
For more information, please see the section entitled “Management Following the Mergers—Executive Officers and Directors of New CommerceOne.”
Name and Headquarters of the Combined Company
The Merger Agreement, the New CommerceOne Charter and the New CommerceOne Bylaws provide that after the Closing, New CommerceOne, as the publicly traded top-level holding company for the combined organization, will be renamed “CommerceOne Financial Corporation.” It is expected that the headquarters of the Combined Company will be located in Birmingham, Alabama. The headquarters of CommerceOne Bank and Green Dot Bank will remain in Birmingham, Alabama, and Provo, Utah, respectively.
Regulatory Approvals
To complete the Mergers, New CommerceOne, CommerceOne and Green Dot need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank and other regulatory authorities. Subject to the terms of the Merger Agreement, New CommerceOne, CommerceOne and Green Dot have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all required documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities which are required or advisable to consummate the transactions contemplated by the Merger Agreement (including the Mergers) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such regulatory agencies and governmental entities. The term “requisite regulatory approvals” means all applicable regulatory authorizations, consents, waivers, orders and approvals (and the expiration or termination of all applicable statutory waiting periods in respect thereof) from the Federal Reserve Board, the ASBD (as defined below), the UDFI (as defined below), under the HSR Act and as otherwise contemplated by the Merger Agreement that are required to consummate the Mergers or the Payments Sale or those the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on the Combined Company. Notwithstanding anything in the Merger Agreement to the contrary, New CommerceOne, Green Dot and their respective affiliates are not required to take any action, or commit to take any action or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on New CommerceOne and its subsidiaries, taken as a whole, after giving effect to the Mergers and other transactions contemplated by the Merger Agreement and the Separation Agreement (a “material burdensome condition”).
The approval of an application means only that the statutory and regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by CommerceOne stockholders and Green Dot stockholders in the Mergers is fair. Regulatory approval does not constitute an endorsement or recommendation of the Mergers.
In addition, the completion of the transactions contemplated by the Separation Agreement (and the Mergers) are subject to the satisfaction or waiver of certain regulatory closing conditions, including (a) the waiting period applicable to the consummation of the Separation Closing under the HSR Act having expired or been terminated and (b) the absence of any order, injunction, decree or other legal restraint preventing the completion of the transactions contemplated by the Separation Agreement or any law making the completion thereof illegal.
New CommerceOne, CommerceOne and Green Dot believe that the Mergers and the Payments Sale do not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of the Combined Company following the completion of the Mergers. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the Mergers or the transactions contemplated by the Separation Agreement or, if such a challenge is made, what the result of such challenge will be.
Federal Reserve Board
The Mergers are subject to the approval of the Federal Reserve Board (the “Federal Reserve Board”) pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Federal Reserve Board takes into consideration a number of factors when acting on applications under Section 3 of the BHC Act. These factors include the effect of the proposal on competitiveness in affected banking markets, the financial and managerial resources of the companies and banks involved (including consideration of the capital adequacy, liquidity and earnings performance, as well as the competence, experience and integrity of the officers, directors and principal stockholders and the records of compliance with applicable laws and regulations) and future prospects of the Combined Company. The Federal Reserve Board also considers the effectiveness of the applicant in combating money laundering, the convenience and needs of the communities to be served and the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.
In considering an application under Section 3 of the BHC Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act of

1977 (the “CRA”), pursuant to which the Federal Reserve Board must also take into account the record of performance of each of CommerceOne and Green Dot in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve Board frequently receives protests from community groups and others. In their most recent CRA performance evaluations, CommerceOne Bank and Green Dot Bank received overall regulatory ratings of “Satisfactory” and “Outstanding,” respectively.
In addition, in connection with interstate merger and bank merger transactions, the Federal Reserve Board considers certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the “Riegle-Neal Act”), including the capital position of the acquiring bank holding company or bank, as the case may be, relevant state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis and compliance with any applicable state community reinvestment and antitrust laws.
The initial submission of the application to the Federal Reserve Board occurred on February 20, 2026.
Alabama State Banking Department (“ASBD”)
New CommerceOne’s acquisition of CommerceOne, including CommerceOne Bank, requires an application to the ASBD under § 5-5A-44 of the Alabama Code, which may, at the superintendent’s discretion, be a copy of the application filed with the responsible federal bank supervisory agency. The transaction similarly requires a filing under § 5-13B-4 of the Alabama Code, which is required to be a copy of the application submitted to the responsible federal bank supervisory agency. The ASBD may direct that filing be made under one or both of § 5-5A-44 and § 5-13B-4 of the Alabama Code.
The initial submission of the application to the ABSD occurred on February 20, 2026.
Utah Department of Financial Institutions (“UDFI”)
New CommerceOne’s acquisition of Green Dot Bank indirectly through Merger Sub Two Holdco will require New CommerceOne to apply to the UDFI under § 7-1-703 of the Utah Code, which may, in the UDFI’s discretion, be a copy of the application filed with the responsible federal bank supervisory agency.
The initial submission of the application to the UDFI occurred on February 20, 2026.
Public Notice and Comments
The BHC Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board. The Federal Reserve Board takes into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. The Federal Reserve Board is also authorized to hold one or more public hearings or meetings if it determines that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the application is under review by these agencies.
Additional Regulatory Approvals and Notices
Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations, including, but not limited to, (i) filing of an application with the NYSE for approval to list shares of New CommerceOne Common Stock on the NYSE, (ii) filing of the certificates of merger with the Secretary of State of the State of Delaware pursuant to the Delaware General Corporation Law and the Secretary of State of the State of Alabama pursuant to the Alabama Business and Nonprofit Entities Code, as applicable, (iii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the listing of the shares of New CommerceOne Common Stock and (iv) as noted above, the expiration or termination of the waiting periods applicable to the closing of the transactions contemplated by the Separation Agreement under the HSR Act.
On December 31, 2025, the parties filed their respective Premerger Notification and Report Forms under the HSR Act in connection with the transactions contemplated by the Separation Agreement. The parties requested early termination of the waiting period under the HSR Act, and such request was granted, effective January 21, 2026.

Expected Timing of the Mergers
Neither CommerceOne nor New CommerceOne nor Green Dot can predict the actual date on which the Mergers will be completed, or if the Mergers will be completed at all, because completion is subject to conditions and factors outside the control of CommerceOne, New CommerceOne and Green Dot. CommerceOne must obtain the requisite CommerceOne stockholder approval and Green Dot must obtain the requisite Green Dot stockholder approval. CommerceOne and Green Dot must also obtain required regulatory approvals and satisfy certain other closing conditions. CommerceOne, New CommerceOne and Green Dot expect the Mergers to be completed promptly once the relevant parties have obtained their respective stockholder approvals noted above, have obtained required regulatory approvals and have satisfied certain other closing conditions. Subject to the satisfaction of the conditions to the Mergers (including the conditions to the transactions contemplated by the Separation Agreement), the Mergers are currently expected to close in the second quarter of 2026.
Accounting Treatment of the Mergers
Green Dot and CommerceOne each prepare their respective financial statements in accordance with GAAP. The Mergers will be accounted for using the reverse acquisition method of accounting under the provisions of Accounting Standards Codification 805, “Business Combinations,” with Green Dot representing the accounting acquirer under this guidance. In identifying Green Dot as the accounting acquirer, the companies took into account (i) the fact that the Mergers involved forming a new entity that has no significant pre-combination activities, (ii) the relative voting rights of the stockholders of each of Green Dot and CommerceOne in the Combined Company, including the fact that Green Dot’s existing stockholders, in the aggregate, will hold a majority voting interest in the Combined Company, (iii) the composition of the governing body of the Combined Company, (iv) the expected composition of senior management of the Combined Company, (v) the terms of the exchange of equity securities in the Mergers and (vi) the relative size of Green Dot Bank and CommerceOne prior to the consummation of the Mergers. Although no single factor was the sole determinant, the primary factors that resulted in Green Dot being designated as the accounting acquirer were the relative voting rights of the stockholders of each of Green Dot and CommerceOne in the Combined Company and the relative size of Green Dot Bank and CommerceOne prior to the consummation of the Mergers. The companies do not anticipate any change in circumstances that would impact the accounting acquirer determination when the Mergers are completed.
Litigation Relating to the Mergers
Although New CommerceOne, CommerceOne and Green Dot are not aware of any pending or threatened lawsuits relating to the Mergers or any of the transactions contemplated by the Merger Agreement or the Separation Agreement as of the date of this proxy statement/prospectus, lawsuits arising out of the Mergers or any of the transactions contemplated by the Merger Agreement or the Separation Agreement could be filed in the future.
As of the date of this proxy statement/prospectus, Green Dot has received demand letters from purported stockholders of Green Dot, alleging deficiencies and/or omissions of certain allegedly material information in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The demand letters seek additional disclosures to remedy these purported deficiencies. New CommerceOne, CommerceOne and Green Dot believe that the allegations in these letters are without merit.
See “Risk Factors—Stockholder litigation related to the Mergers or the transactions contemplated by the Separation Agreement could prevent or delay the completion of the Mergers, result in the payment of damages or otherwise negatively impact the business and operations of CommerceOne and Green Dot” beginning on page 51.
Appraisal or Dissenters’ Rights in Connection with the Mergers
Alabama Business and Nonprofit Entities Code
Under Section 10A-2A-13.02 of the Alabama Business and Nonprofit Entities Code, a stockholder generally is entitled to appraisal rights and to obtain payment of the fair value of the stockholder’s shares in connection with certain corporate actions, including a merger for which stockholder approval is required under Section 10A-2A-11.04.
Because the Mergers require the approval of CommerceOne stockholders under Section 10A-2A-11.04 and no exceptions apply, appraisal rights are available to CommerceOne stockholders in connection with the Mergers or other matters to be voted on at the CommerceOne Special Meeting.

Holders of CommerceOne Common Stock as of the record date are entitled to appraisal rights under the ABCL. Pursuant to Section 10A-2A-13.02, a CommerceOne stockholder who does not wish to accept the CommerceOne Merger Consideration pursuant to the terms of the Merger Agreement may dissent from the Mergers and elect to receive the fair value of his or her CommerceOne shares (as determined immediately prior to the consummation of the First Mergers), excluding any appreciation or depreciation in anticipation of the merger unless exclusion would be inequitable, but including interest from the effective date of the merger until the date of payment.
In order to exercise appraisal rights, a dissenting CommerceOne stockholder must strictly comply with the statutory procedures of Sections 10A-2A-13.01 through 10A-2A-13.40 of the ABCL. A copy of the full text of those Sections is included as Annex K to this proxy statement/prospectus. CommerceOne stockholders are urged to read Annex K in its entirety and to consult with their legal advisors. Each CommerceOne stockholder who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Alabama law in any regard will cause a forfeiture of any appraisal rights. CommerceOne stockholders who do not properly follow appraisal rights procedures will receive the merger consideration if the merger is effected.
Delaware General Corporation Law
Green Dot is incorporated under the laws of the State of Delaware and, as a result, any statutory rights of appraisal for Green Dot’s stockholders are governed by Section 262 of the DGCL. Given that Green Dot Common Stock will be converted, in part, into the right to receive an amount in cash equal to $8.11 per share, its stockholders will be granted appraisal rights under Section 262 of the DGCL.
If the Green Dot Merger is consummated, persons who do not wish to accept the Green Dot Merger Consideration are entitled to seek appraisal of their shares of Green Dot Common Stock under Section 262 of the DGCL and, if all procedures described in Section 262 of the DGCL are strictly complied with, such persons may be entitled to have their shares appraised by the Delaware Court and receive, in lieu of the payment for their shares of Green Dot Common Stock in connection with the Green Dot Merger, payment in cash for the “fair value” of their shares of Green Dot Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Green Dot Merger, as determined by the Delaware Court, together with interest (if any). The “fair value” of your shares of Green Dot Common Stock as determined by the Delaware Court may be more or less than, or the same as, the Green Dot Merger Consideration that you are otherwise entitled to receive under the Merger Agreement. These rights are known as “appraisal rights.” This proxy statement/prospectus serves as a notice of such appraisal rights pursuant to Section 262 of the DGCL.
Persons who exercise appraisal rights under Section 262 of the DGCL will not receive the Green Dot Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement.
They will receive an amount determined to be the “fair value” of their shares of Green Dot Common Stock following petition to, and an appraisal by, the Delaware Court. Persons considering seeking appraisal should recognize that the fair value of their shares of Green Dot Common Stock determined under Section 262 of the DGCL could be more than, the same as or less than the Green Dot Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. Strict compliance with the procedures set forth in Section 262 of the DGCL is required. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the withdrawal, loss or waiver of appraisal rights. Consequently, and in view of the complexity of the provisions of Section 262 of the DGCL, persons wishing to exercise appraisal rights are urged to consult their legal and financial advisors before attempting to exercise such rights.
A copy of Section 262 of the DGCL is attached to the accompanying proxy statement/prospectus as Annex L and may be accessed without subscription or cost at the following publicly available website, which is incorporated herein by reference: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL and any amendments thereto after the date of this proxy statement/prospectus. Any person who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal and financial advisors before electing or attempting to exercise such rights. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that persons seek to exercise their appraisal rights under Section 262 of the DGCL. As used in this section entitled “—Appraisal or Dissenters’ Rights in Connection with the Mergers,” the word “stockholder” means a holder of record of shares of Green Dot Common Stock, the words “beneficial owner” means a person who is the beneficial owner of shares of Green Dot Common Stock held either in voting trust or by a nominee on behalf of such person and the word “person” means any individual corporation, partnership, unincorporated association or other entity. A person who loses his, her or its appraisal rights will be entitled to receive the Green Dot Merger Consideration under the Merger Agreement.
Who May Exercise Appraisal Rights
Under Section 262 of the DGCL, a holder of record or a beneficial owner of shares of Green Dot Common Stock who (1) continuously holds such shares through the First Effective Time, (2) has not voted in favor of or otherwise consented to the adoption of the Merger Agreement in writing or otherwise withdrawn, lost or waived appraisal rights (but failure to vote against the adoption of the Merger Agreement, alone, will not constitute a waiver of appraisal rights), (3) strictly complies with the procedures under Section 262 of the DGCL, (4) does not thereafter withdraw his, her or its demand for appraisal of such shares and (5) in the case of a beneficial owner, a person who (a) reasonably identifies in his, her or its demand the holder of record of the shares for which the demand is made, (b) provides documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (c) provides an address at which such beneficial owner consents to receive notices given by the surviving corporation and to be set forth on the Chancery List (as defined below), will be entitled to receive the fair value of his, her or its shares of Green Dot Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Green Dot Merger, as determined by the Delaware Court, together with interest, if any, to be paid upon the amount determined to be the fair value. Voting in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the Merger Agreement, will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.
Section 262 of the DGCL requires that where a merger agreement is to be submitted for adoption at a meeting of stockholders, the stockholders (who were stockholders on the applicable record date) be notified that appraisal rights will be available not less than 20 days before the meeting to vote on adoption of the merger agreement. Such notice must include notice that appraisal rights are available and either a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. This proxy statement/prospectus constitutes Green Dot’s notice to its stockholders that appraisal rights are available in connection with the Green Dot Merger, in compliance with the requirements of Section 262 of the DGCL. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 of the DGCL, which is attached to the accompanying proxy statement/prospectus as Annex L and which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. Failure to comply timely and properly with the requirements of Section 262 of the DGCL will result in the loss of your appraisal rights under the DGCL.
How to Exercise Your Appraisal Rights
If you elect to demand appraisal of your shares of Green Dot Common Stock, you must satisfy all of the following conditions:
•
you must deliver to Green Dot a written demand for appraisal of your shares of Green Dot Common Stock before the taking of the vote on the adoption of the Merger Agreement, which demand must reasonably inform it of the identity of the holder of record of shares of Green Dot Common Stock who intends to demand appraisal of his, her or its shares of Green Dot Common Stock and, for beneficial owners only, such demand must be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and must provide an address at which such beneficial owner consents to receive notices given by the surviving corporation and to be set forth on the Chancery List;

•	you must not vote or submit a proxy in favor of the proposal to adopt the Merger Agreement;
•	you must hold your shares of Green Dot Common Stock continuously through the First Effective Time;
•
you or the surviving corporation must file a petition in the Delaware Court requesting a determination of the fair value of such shares within 120 days after the completion of the Green Dot Merger (as the surviving corporation is under no obligation to file any such petition in the Delaware Court and has no intention of doing so, it is the obligation of Green Dot stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Green Dot Common Stock within the time prescribed in Section 262 of the DGCL); and
•	and you must comply with the other applicable requirements of Section 262 of the DGCL.
Voting in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the Merger Agreement, will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.
A Green Dot stockholder or beneficial owner who elects to exercise appraisal rights must mail his, her or its written demand for appraisal to the following address:
Green Dot Corporation
4675 Cornell Road, Suite 280
Cincinnati, Ohio 45241
Attention: Corporate Secretary
A record holder who holds shares of Green Dot Common Stock as a nominee for others, such as a broker, fiduciary, depositary or other nominee, may exercise appraisal rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner. In such case, the demand must set forth the number of shares of Green Dot Common Stock covered by such demand. Where the number of shares of Green Dot Common Stock is not expressly stated, the demand will be presumed to cover all shares of Green Dot Common Stock outstanding in the name of such record owner. If you hold your shares of Green Dot Common Stock through a bank, broker or other nominee and you wish such holder, as the holder of record of your shares of Green Dot Common Stock, to exercise appraisal rights on your behalf, you should consult with your bank, broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal on your behalf by your bank, broker or other nominee.
Green Dot’s and CommerceOne’s Actions After the Completion of the Green Dot Merger
Within 10 days after the First Effective Time, the surviving corporation must give written notice that the Green Dot Merger has become effective to (1) each Green Dot stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the proposal to adopt the Merger Agreement and (2) any beneficial owner who has demanded appraisal under Section 262 of the DGCL. At any time within 60 days after the First Effective Time, any person who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the Green Dot Merger Consideration specified by the Merger Agreement for that person’s shares of Green Dot Common Stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal.
Within 120 days after the First Effective Time, but not thereafter, the surviving corporation and any person who has properly and timely demanded appraisal and otherwise complied with Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court, with a copy served on the surviving corporation in the case of a petition filed by a stockholder or beneficial owner of shares of Green Dot Common Stock, demanding a determination of the fair value of the shares of Green Dot Common Stock held by all persons that have demanded appraisal. There is no present intent on the part of Green Dot or the surviving corporation to file an appraisal petition and persons seeking to exercise appraisal rights should assume that Green Dot and the surviving corporation will not file such a petition or initiate any negotiations with respect to the fair value of shares of Green Dot Common Stock. Accordingly, persons who desire to have their shares of Green Dot Common Stock appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL. If, within 120 days after the First Effective Time, no petition has been filed as provided above, all rights to appraisal will cease and any person that previously demanded appraisal will become entitled only to the Green Dot Merger Consideration under the Merger Agreement.
In addition, within 120 days after the First Effective Time, any person who has theretofore complied with the applicable provisions of Section 262 of the DGCL will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Green Dot Common Stock not voted in favor of the adoption of the Merger Agreement and with respect to which demands for appraisal were received by the surviving corporation and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand for appraisal, the record holder of such shares will not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement must be given within 10 days after the written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later.
Upon the filing of a petition by a person, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation shall be required to, within 20 days after such service, file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal of their shares of Green Dot Common Stock and with whom the surviving corporation has not reached agreements as to the value of such shares (the “Chancery List”). The Register in Chancery, if so ordered by the Delaware Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation and to all such persons set forth on the Chancery List.
If a petition for an appraisal is timely filed by a person, at the hearing on such petition, the Delaware Court will determine which persons have complied with Section 262 of the DGCL and have become entitled to appraisal rights provided thereby. The Delaware Court may require the persons who have demanded an appraisal of their shares of Green Dot Common Stock and who hold shares represented by certificates to submit their certificates of shares of Green Dot Common Stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such person. If immediately before the Green Dot Merger, the shares of the class or series of stock of Green Dot were listed on a national securities exchange, the Delaware Court will dismiss the appraisal proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Green Dot Merger for such total number of shares exceeds $1 million.
Upon application by the surviving corporation or any person entitled to participate in the appraisal proceedings, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to appraisal. Any person whose name appears on the Chancery List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262 of the DGCL.
Where proceedings are not dismissed, the appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceedings the Delaware Court shall determine the fair value of shares of Green Dot Common Stock taking into account all relevant factors, exclusive of any element of value arising from the accomplishment or expectation of the Green Dot Merger together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the First Effective Time through the date the judgment is paid at five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the First Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue after such payment only on the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares of Green Dot Common Stock as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid by the surviving corporation as part of the pre-judgment payment to the person.
When the fair value of the shares of Green Dot Common Stock is determined, the Delaware Court will direct the payment of such value, with interest thereon, if any, to the persons entitled to receive the same.
Although Green Dot believes that the Green Dot Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and persons should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Green Dot Merger Consideration. Moreover, the surviving corporation does not anticipate offering more than the Green Dot

Merger Consideration to any person exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of the relevant shares of Green Dot Common Stock is less than the Green Dot Merger Consideration.
In determining “fair value,” the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.
In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting person’s exclusive remedy. The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the payment for their shares of Green Dot Common Stock in connection with the Green Dot Merger. New CommerceOne and the surviving corporation of the Green Dot Merger does not anticipate offering more than the applicable merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Green Dot Common Stock is less than the Green Dot Merger Consideration. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL.
The cost of the appraisal proceeding may be determined by the Delaware Court and taxed upon the parties as the Delaware Court deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees. Each person is responsible for his, her or its attorneys’ and expert witness fees, although, upon application of a person whose name appears on the Chancery List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court may order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ and expert witness fees, be charged pro rata against the value of all shares of Green Dot Common Stock entitled to appraisal not dismissed pursuant to Section 262(k) of the DGCL or subject to such an award pursuant to a reservation of jurisdiction under Section 262(k) of the DGCL. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.
From and after the First Effective Time, no person who has duly demanded appraisal in compliance with Section 262 of the DGCL will be entitled to vote for any purpose any shares of Green Dot Common Stock subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to Green Dot stockholders at a date prior to the First Effective Time.
No appraisal proceeding in the Delaware Court shall be dismissed as to any person without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under Section 262(j) of the DGCL; provided, however, that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined such a proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Green Dot Merger within 60 days after the First Effective Time. If no petition for appraisal is filed with the Delaware Court within 120 days after the First Effective Time, all rights to appraisal will cease and any person that previously demanded appraisal will become entitled only to the Green Dot Merger Consideration under the Merger Agreement.
To the extent there are any inconsistencies between the foregoing summary, on the one hand, and Section 262 of the DGCL, on the other hand, Section 262 of the DGCL will govern.

THE MERGER AGREEMENT
This section of the proxy statement/prospectus describes the material terms of the Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the Merger Agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that may be important to you. We urge you to read the full text of the Merger Agreement, as it is the legal document governing the Mergers. This section is not intended to provide you with any factual information about CommerceOne, New CommerceOne or Green Dot. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Green Dot makes with the SEC as described in the section entitled “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and the applicable summaries of terms in this document are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about CommerceOne, New CommerceOne and Green Dot contained in this proxy statement/prospectus or in the public reports of Green Dot or New CommerceOne filed with the SEC may supplement, update or modify the factual disclosures about Green Dot or New CommerceOne, respectively, contained in the Merger Agreement. The Merger Agreement contains representations and warranties by the CommerceOne Parties, on the one hand, and representations and warranties by Green Dot, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the Merger Agreement by the applicable CommerceOne Parties and Green Dot are qualified and subject to important limitations agreed to by the CommerceOne Parties and Green Dot in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in the applicable summaries in this document, it is important to bear in mind that the representations and warranties are negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Mergers and allocating certain risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some are qualified by the matters contained in the confidential disclosure schedules that CommerceOne and Green Dot each delivered in connection with the Merger Agreement and, in the case of Green Dot, by certain documents filed with the SEC. Such representations and warranties will not survive consummation of the Mergers except as otherwise set forth in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about the CommerceOne Parties and Green Dot at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus, and in the documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”
Structure of the Mergers
Each of the board of directors of CommerceOne, New CommerceOne, Merger Sub One, Merger Sub Two and Green Dot has approved the Merger Agreement and the transactions contemplated thereby, including the Mergers. Under the Merger Agreement, at the First Effective Time, (i) Merger Sub One will merge with and into CommerceOne, the separate corporate existence of Merger Sub One will cease and CommerceOne will be the surviving corporation and a direct, wholly-owned subsidiary of New CommerceOne and continue its existence under the laws of the State of Alabama as the surviving corporation and (ii) Merger Sub Two will merge with and into Green Dot, the separate corporate existence of Merger Sub Two will cease, and Green Dot will be the surviving corporation and a direct, wholly-owned subsidiary of Merger Sub Two Holdco and continue its existence under the laws of the State of Delaware as the surviving corporation. Under the Merger Agreement, at the Second Effective Time, CommerceOne, as the surviving corporation of the CommerceOne Merger, will merge with and into New CommerceOne, the separate corporate existence of CommerceOne will cease, and New CommerceOne will be the surviving corporation and continue its existence under the laws of the State of

Delaware as the surviving corporation under the name “CommerceOne Financial Corporation.” Between the First Effective Time and the Second Effective Time, pursuant to the Separation Agreement, (i) Green Dot will convert into a limited liability company, (ii) Green Dot will distribute the stock of Green Dot Bank to Merger Sub Two Holdco and (iii) Payments Buyer will acquire Green Dot and its non-bank financial technology and related assets and operations. Upon the consummation of the transactions contemplated by the Merger Agreement and Separation Agreement, New CommerceOne will acquire Green Dot Bank and become a publicly traded bank holding company holding CommerceOne Bank and Green Dot Bank as its sole operating subsidiaries.

Pre-Mergers

Green Dot OpCo, LLC
Existing Green Dot Public Shareholders
Green Dot Corporation
Green Dot Bank
SBBT Holdings, LLC
Santa Barbara Tax Products Group, LLC
SD Financial Services, LLC
Existing CommerceOne Shareholders
CommerceOne Financial Corporation
CommerceOne Bank
Compass Sub North, Inc.
Compass Sub Northwest, Inc.
Compass Sub East, Inc.
Compass Sub West, Inc.

* All ownership is 100% unless otherwise indicated. Ownership percentages have been approximated.

** Green Dot (Shanghai) Software Technology Co., Ltd. is currently a direct, wholly-owned subsidiary of Green Dot Corporation and is currently inactive and in the process of dissolution. If dissolution does not occur prior to Closing, the entity will be transferred to Payments Buyer in the Payments Sale.

First Mergers

Existing Green Dot Public Shareholders
Green Dot OpCo, LLC
Green Dot Corporation
Green Dot Bank
SBBT Holdings, LLC
Santa Barbara Tax Products Group, LLC
SD Financial Services, LLC
Shareholders of CommerceOne Financial Corporation and Green Dot Corporation receive shares of Compass Sub North, Inc. in the First Mergers
Merger
Existing CommerceOne Shareholders
CommerceOne Financial Corporation
CommerceOne Bank
Compass Sub North, Inc.
Compass Sub Northwest, Inc.
Compass Sub East, Inc.
Compass Sub West, Inc.
Merger

* All ownership is 100% unless otherwise indicated. Ownership percentages have been approximated.

** Green Dot (Shanghai) Software Technology Co., Ltd. is currently a direct, wholly-owned subsidiary of Green Dot Corporation and is currently inactive and in the process of dissolution. If dissolution does not occur prior to Closing, the entity will be transferred to Payments Buyer in the Payments Sale.

Distribution of Green Dot Bank

Existing Green Dot Public Shareholders
Existing CommerceOne Shareholders
72.2%*
27.8%*
Green Dot OpCo, LLC
Compass Sub North, Inc.
Compass Sub Northwest, Inc.
CommerceOne Financial Corporation
Green Dot Corporation converts to an LLC and distributes Green Dot Bank to Compass Sub Northwest, Inc.
Green Dot Corporation
CommerceOne Bank
Green Dot Bank
SBBT Holdings, LLC
Santa Barbara Tax Products Group, LLC
SD Financial Services, LLC

* All ownership is 100% unless otherwise indicated. Ownership percentages have been approximated.

** Green Dot (Shanghai) Software Technology Co., Ltd. is currently a direct, wholly-owned subsidiary of Green Dot Corporation and is currently inactive and in the process of dissolution. If dissolution does not occur prior to Closing, the entity will be transferred to Payments Buyer in the Payments Sale.

Sale of Payments Business

Existing Green Dot Public Shareholders
Existing CommerceOne Shareholders
72.2%*
27.8%*
Green Dot OpCo, LLC
Compass Sub North, Inc.
Green Dot Corporation and its subsidiaries are sold to Green Dot OpCo, LLC for $690mm in cash
Compass Sub Northwest, Inc.
CommerceOne Financial Corporation
Green Dot Corporation
Green Dot Bank
CommerceOne Bank
SBBT Holdings, LLC
Santa Barbara Tax Products Group, LLC
SD Financial Services, LLC

* All ownership is 100% unless otherwise indicated. Ownership percentages have been approximated.

** Green Dot (Shanghai) Software Technology Co., Ltd. is currently a direct, wholly-owned subsidiary of Green Dot Corporation and is currently inactive and in the process of dissolution. If dissolution does not occur prior to Closing, the entity will be transferred to Payments Buyer in the Payments Sale.

Upstream Merger

Green Dot OpCo, LLC
Green Dot Corporation
SBBT Holdings, LLC
Santa Barbara Tax Products Group, LLC
SD Financial Services, LLC
Existing Green Dot Public Shareholders
Existing CommerceOne Shareholders
72.2%*
27.8%*
Compass Sub North, Inc.
Merger
Compass Sub Northwest, Inc.
CommerceOne Financial Corporation
Green Dot Bank
CommerceOne Bank

CommerceOne Financial Corporation merges into Compass Sub North, Inc. and Compass Sub North, Inc. survives under the name "CommerceOne Financial Corporation"

* All ownership is 100% unless otherwise indicated. Ownership percentages have been approximated.

** Green Dot (Shanghai) Software Technology Co., Ltd. is currently a direct, wholly-owned subsidiary of Green Dot Corporation and is currently inactive and in the process of dissolution. If dissolution does not occur prior to Closing, the entity will be transferred to Payments Buyer in the Payments Sale.

End State

Green Dot OpCo, LLC
Green Dot Corporation
SBBT Holdings, LLC
Santa Barbara Tax Products Group, LLC
SD Financial Services, LLC
Existing Green Dot Public Shareholders
Existing CommerceOne Shareholders
72.2%*
27.8%*
CommerceOne Financial Corporation
Compass Sub Northwest, Inc.
CommerceOne Bank
Green Dot Bank

* All ownership is 100% unless otherwise indicated. Ownership percentages have been approximated.

** Green Dot (Shanghai) Software Technology Co., Ltd. is currently a direct, wholly-owned subsidiary of Green Dot Corporation and is currently inactive and in the process of dissolution. If dissolution does not occur prior to Closing, the entity will be transferred to Payments Buyer in the Payments Sale.

At any time prior to the First Effective Time, CommerceOne and Green Dot may, by mutual agreement, change the method or structure of effecting the transactions contemplated by the Merger Agreement, if and to the extent they both deem such change to be required, appropriate or desirable. No such change may (i) alter or change the per share Green Dot Merger Consideration (as defined below), the Exchange Ratio or the number of shares of New CommerceOne Common Stock received by holders of Green Dot Common Stock in exchange for each share of Green Dot Common Stock, (ii) adversely affect the tax treatment of Green Dot’s stockholders or CommerceOne’s stockholders pursuant to the Merger Agreement, (iii) adversely affect the tax treatment of CommerceOne or Green Dot pursuant to the Merger Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement in a timely manner.
Merger Consideration
If the Mergers are completed, (i) each issued and outstanding share of Green Dot Common Stock, par value $0.001 per share, will be converted into the right to receive 0.2215 shares of New CommerceOne Common Stock and $8.11 in cash, without interest and subject to any required tax withholding (together, the “Green Dot Merger Consideration”) and (ii) each issued and outstanding share of CommerceOne Common Stock, par value $1.00, will be converted into the right to receive one share of New CommerceOne Common Stock, par value $0.01 per share (the “CommerceOne Merger Consideration”), subject to the terms of the Merger Agreement, except, to the extent applicable, for shares of CommerceOne or Green Dot owned by New CommerceOne, CommerceOne or Green Dot, in each case other than shares (x) held in certain accounts or a fiduciary or agency capacity that are beneficially owned by third parties or (y) held by CommerceOne or Green Dot in respect of debts previously contracted, and Green Dot Dissenting Shares or CommerceOne Dissenting Shares.
If, prior to the First Effective Time, the outstanding shares of New CommerceOne Common Stock, CommerceOne Common Stock or Green Dot Common Stock have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there will be any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the Exchange Ratio and the Per Share Cash Consideration to give New CommerceOne and CommerceOne and the holders of Green Dot Common Stock the same economic effect as contemplated by the Merger Agreement prior to such event.

Treatment of Fractional Shares
No new certificates or scrip representing fractional shares of New CommerceOne Common Stock will be issued upon the surrender for exchange of old certificates (which, for purposes of this proxy statement/prospectus, will be deemed to include certificate or book-entry account statements) of Green Dot Common Stock, no dividend or distribution with respect to New CommerceOne Common Stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of New CommerceOne. In lieu of the issuance of any such fractional share, New CommerceOne will pay to each Green Dot stockholder who otherwise would be entitled to receive such fractional share an amount in cash rounded to the nearest cent. This cash amount will be equal to (i) (A) (1) the closing sale price of Green Dot Common Stock on the NYSE as reported by The Wall Street Journal on the last trading day preceding the Closing Date minus (2) the Per Share Cash Consideration, divided by (B) the Exchange Ratio, multiplied by (ii) the fraction of a share (after taking into account all shares of Green Dot Common Stock held by such holder immediately prior to the First Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of New CommerceOne Common Stock which such holder would otherwise be entitled to receive pursuant to the Merger Agreement.
Surviving Organizational Documents
At or prior to the First Effective Time, the certificate of incorporation and the bylaws of New CommerceOne will be amended and restated in their entirety in the form of the New CommerceOne Charter set forth in Exhibit A to the Merger Agreement and the form of the New CommerceOne Bylaws set forth in Exhibit B to the Merger Agreement. At the Second Effective Time, the New CommerceOne Charter and the New CommerceOne Bylaws will continue to be the certificate of incorporation and the bylaws of New CommerceOne, respectively, until thereafter amended in accordance with applicable law.
Treatment of CommerceOne Equity Awards
At the First Eﬀective Time, any vesting conditions applicable to each outstanding CommerceOne Restricted Stock award will, to the extent required by the CommerceOne Second Amended and Restated 2018 Incentive Stock Compensation Plan, accelerate in full and will be converted into, and become exchanged for, the CommerceOne Merger Consideration.
At the First Effective Time, each outstanding CommerceOne Stock Option will cease to represent an option to purchase shares of CommerceOne Common Stock and will be converted into an option to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne option immediately prior to the First Effective Time at an exercise price equal to the exercise price per share of CommerceOne Common Stock of such CommerceOne Stock Option immediately prior to the First Effective Time.
Treatment of CommerceOne Warrants
At the First Effective Time, each outstanding CommerceOne Warrant will cease to represent a warrant to purchase shares of CommerceOne Common Stock and will be converted into a warrant to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Warrant immediately prior to the First Effective Time at an exercise price equal to the exercise price per share of CommerceOne Common Stock of such CommerceOne Warrant immediately prior to the First Effective Time.
Treatment of Green Dot Equity Awards
At the First Effective Time, each outstanding Green Dot RSU Award that is vested as of immediately prior to, or vests as a result of, the transactions contemplated herein, and each outstanding unvested Green Dot RSU Award that, by its terms, would vest on or before June 30, 2026 subject to the holder’s continued employment through such date, will be cancelled and converted into the right of the holder thereof to receive the Green Dot Merger Consideration in respect of each share of Green Dot Common Stock subject to such Green Dot RSU Award. Each other outstanding unvested Green Dot RSU Award will, after giving effect to forfeitures in connection with the Payments Sale, be converted into a corresponding award with respect to New CommerceOne Common Stock, with the number of shares underlying such converted award adjusted based on the Equity Award Exchange Ratio.

At the First Effective Time, each outstanding Green Dot PSU Award that was granted in fiscal year 2025 will be cancelled and converted into the right of the holder thereof to receive the Green Dot Merger Consideration in respect of each share of Green Dot Common Stock subject to such Green Dot PSU Award, which number of shares will be determined by deeming performance in respect of the 2025 performance period achieved at 150% of the target level, and performance in respect of the 2026 and 2027 performance periods achieved at 100% of the target level. Each other outstanding Green Dot PSU Award will be cancelled for no consideration in respect thereof.
Closing and Effective Time of the Mergers
The Mergers will be completed only if all conditions to the Mergers discussed in this proxy statement/prospectus and set forth in the Merger Agreement are either satisfied or waived (subject to applicable law). Please see the section entitled “—Conditions to Complete the Mergers” for more information.
The CommerceOne Merger and the Green Dot Merger will become effective simultaneously at such time as may be agreed by the parties in writing and specified in the certificates of merger to be filed with the Delaware Secretary of State and, in the case of the CommerceOne Merger, the Alabama Secretary of State, in accordance with the relevant provisions of the Delaware General Corporation Law and the Alabama Business and Nonprofit Entities Code, or at such other time provided by applicable law.
The Upstream Merger will become effective at such time as may be agreed by the parties in writing and specified in the certificates of merger to be filed with the Delaware Secretary of State and the Alabama Secretary of State, in accordance with the relevant provisions of the Delaware General Corporation Law and the Alabama Business and Nonprofit Entities Code, or at such other time provided by applicable law.
It currently is anticipated that the completion of the Mergers will occur in the second quarter of 2026 subject to the receipt of the requisite CommerceOne stockholder approval, the requisite Green Dot stockholder approval, required regulatory approvals, and other customary closing conditions, but neither CommerceOne nor New CommerceOne nor Green Dot can guarantee when, or if, the Mergers will be completed.
Exchange of Shares
Exchange Procedures
As promptly as practicable after the First Effective Time, but in no event later than five (5) days thereafter, New CommerceOne will cause the exchange agent to mail to each holder of record of one or more certificates (which, for purposes of this proxy statement/prospectus, will be deemed to include certificate or book-entry account statements) representing shares of CommerceOne Common Stock or Green Dot Common Stock immediately prior to the First Effective Time a letter of transmittal and instructions for surrendering such certificates in exchange for new certificates (which, for purposes of this proxy statement/prospectus, will be deemed to include certificate or book-entry account statements) representing the number of whole shares of New CommerceOne Common Stock and, if applicable, any cash in lieu of fractional shares and the cash portion of the Green Dot Merger Consideration, as applicable, which the shares of CommerceOne Common Stock or Green Dot Common Stock will have been converted into the right to receive pursuant to the Merger Agreement, as well as any dividends or distributions to be paid as described in the section entitled “—Dividends and Distributions” below.
If an old certificate for shares of CommerceOne Common Stock or Green Dot Common Stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon (i) the making of an affidavit of that fact by the claimant and (ii) if required by New CommerceOne or the exchange agent, the posting by such person of a bond in such amount as New CommerceOne or the exchange agent may determine is reasonably required as indemnity against any claim that may be made against it with respect to such old certificate.
After the First Effective Time, there will be no transfers on the stock transfer books of CommerceOne or Green Dot of the shares of CommerceOne Common Stock or Green Dot Common Stock that were issued and outstanding immediately prior to the First Effective Time.
Withholding
New CommerceOne will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any amounts otherwise payable pursuant to the Merger Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that any amounts are so withheld by New CommerceOne or the exchange agent and paid over to the appropriate governmental authority, the withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the holder in respect of which the deduction and withholding was made by New CommerceOne or the exchange agent, as the case may be.
Dividends and Distributions
No dividends or other distributions declared with respect to New CommerceOne Common Stock will be paid to the holder of any unsurrendered old certificate representing shares of CommerceOne Common Stock or Green Dot Common Stock until the holder surrenders such old certificate in accordance with the Merger Agreement. After the surrender of an old certificate in accordance with the Merger Agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of New CommerceOne Common Stock that the shares of CommerceOne Common Stock or Green Dot Common Stock represented by such old certificate have been converted into the right to receive under the Merger Agreement.
Representations and Warranties
The Merger Agreement contains representations and warranties made by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two (the “CommerceOne Parties”) and Green Dot relating to a number of matters, including the following:
•	corporate matters, including due organization and qualification and subsidiaries;
•	capitalization;
•	authority relative to execution and delivery of the Merger Agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the Mergers;
•	required governmental and other regulatory filings and consents and approvals in connection with the Mergers;
•	reports to regulatory authorities;
•	financial statements, internal controls, books and records and the absence of undisclosed liabilities;
•	broker’s fees payable in connection with the Mergers;
•	the absence of certain effects, changes, events, circumstances, conditions, occurrences or developments;
•	the conduct of business in the ordinary course;
•	legal and regulatory proceedings;
•
tax matters, including the absence of action or circumstance that would prevent the CommerceOne Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	compliance with applicable laws and cybersecurity matters;
•	inapplicability of takeover statutes;
•	certain material contracts;
•	employees, labor and employee benefit plan matters;
•	environmental matters;
•	investment securities;
•	real property;
•	intellectual property;
•	related-party transactions;
•	the receipt of an opinion from its financial advisor;

•	insurance matters;
•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents filed with governmental entities;
•	loan matters; and
•	no other representations and warranties.
The Merger Agreement contains additional representations and warranties made by the Green Dot with respect to SEC reports.
The representations and warranties in the Merger Agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules to the Merger Agreement delivered by the CommerceOne Parties and Green Dot, respectively, and (ii) in the case of Green Dot’s representations and warranties, qualified by the reports of Green Dot, publicly filed with the SEC during the period from December 31, 2022 through the execution and delivery of the Merger Agreement (excluding any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).
Certain representations and warranties of the CommerceOne Parties and Green Dot are qualified as to knowledge, “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” means, with respect to the CommerceOne Parties or Green Dot, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the Merger Agreement.
However, with respect to clause (i) above, a material adverse effect will not be deemed to include the impact of:
•	changes, after the date of the Merger Agreement, in GAAP or applicable regulatory accounting requirements;
•
changes, after the date of the Merger Agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

•
changes, after the date of the Merger Agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

•
changes, after the date of the Merger Agreement, resulting from hurricanes, earthquakes, tornados, floods, forest or other natural disasters or from any outbreak of any disease or other public health events;

•
public disclosure of the transactions contemplated by the Merger Agreement or the Separation Agreement (including any effect on a party’s relationships with its customers, vendors or employees) (except for a breach of representations or warranties related to certain matters as specified in the Merger Agreement);

•
any stockholder litigation arising out of or contemplated by the Merger Agreement and the Separation Agreement that is brought or threatened against a party or any party’s board of directors from and following the date of the Merger Agreement and prior to the First Effective Time;

•
a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; or

•
except, with respect to the first four bullet points described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

None of the representations, warranties, obligations, covenants and agreements in the Merger Agreement (or in any certificate delivered pursuant to the Merger Agreement) will survive the Second Effective Time, except for those related to the employee matters, indemnification and directors’ and officers’ insurance and for those other obligations, covenants and agreements contained in the Merger Agreement which by their terms apply in whole or in part after the Second Effective Time.
Covenants and Agreements
Conduct of Business Prior to the Completion of the Mergers
Prior to the First Effective Time (or earlier termination of the Merger Agreement), except as expressly contemplated or permitted by the Merger Agreement or the Separation Agreement (including as set forth in the confidential disclosure schedules to the Merger Agreement delivered by the CommerceOne Parties or Green Dot), as required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of CommerceOne and Green Dot will, and will cause each of its respective subsidiaries to, (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (iii) take no action that would reasonably be expected to adversely affect or delay the ability of either CommerceOne or Green Dot to obtain any required approval of any regulatory agency or other governmental entity required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement on a timely basis.
Additionally, prior to the First Effective Time (or earlier termination of the Merger Agreement), except as expressly contemplated or permitted by the Merger Agreement or the Separation Agreement (including as set forth in the confidential disclosure schedules to the Merger Agreement delivered by the CommerceOne Parties or Green Dot) or as required by law, neither CommerceOne nor Green Dot will, and neither CommerceOne nor Green Dot will permit any of their respective subsidiaries to, without the prior written consent by the other applicable party (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
•
incur any indebtedness for borrowed money (other than indebtedness of CommerceOne or any of its wholly-owned subsidiaries to CommerceOne or any of its wholly-owned subsidiaries, on the one hand, or indebtedness of Green Dot or any of its wholly-owned subsidiaries to Green Dot or any of its wholly-owned subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except, in each case (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) entry into repurchase agreements, (iii) deposits, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) issuances of letters of credit, in each case in the ordinary course of business;

•	adjust, split, combine or reclassify any capital stock;
•
make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any CommerceOne securities or CommerceOne subsidiary securities, in the case of CommerceOne, or Green Dot securities or Green Dot subsidiary securities, in the case of Green Dot, except, in each case, (A) dividends paid by any of the subsidiaries of each of CommerceOne and Green Dot to CommerceOne or Green Dot or any of their wholly-owned subsidiaries, respectively, or (B) the acceptance of shares of CommerceOne Common Stock or Green Dot Common Stock, as the case may be, for withholding taxes incurred in connection with the vesting or settlement of CommerceOne Equity Awards or Green Dot RSU Awards, in each case, in accordance with past practice and the terms of the applicable Stock Plan and award agreements, in each case as in effect as of the date hereof, or the purchase of shares of Green Dot Common Stock pursuant to the Green Dot ESPP;

•
grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any CommerceOne securities or CommerceOne subsidiary securities, in the case of CommerceOne, or Green Dot securities or Green Dot subsidiary securities, in the case of Green Dot;

•
issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any CommerceOne securities or CommerceOne subsidiary securities, in the case of CommerceOne, or Green Dot securities or Green Dot subsidiary securities, in the case of Green Dot, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any CommerceOne securities or CommerceOne subsidiary securities, in the case of CommerceOne, or Green Dot securities or Green Dot subsidiary securities, in the case of Green Dot, except pursuant to the settlement of CommerceOne Equity Awards or Green Dot RSU Awards in accordance with their terms or the purchase of shares of Green Dot Common Stock in accordance with the terms of the Green Dot ESPP;

•
sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force as of the date of the Merger Agreement;

•
except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly-owned subsidiary of CommerceOne or Green Dot, as applicable;

•
in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, certain material CommerceOne contracts or Green Dot contracts, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to CommerceOne or Green Dot, as the case may be, or enter into any contract that would constitute a material CommerceOne contract or Green Dot contract, as the case may be, if it were in effect on the date of the Merger Agreement;

•
except as required under applicable law or the terms of any CommerceOne benefit plan or Green Dot benefit plan existing as of the date hereof, as applicable, (i) enter into, establish, adopt, materially amend or terminate any CommerceOne benefit plan or Green Dot benefit plan, or any arrangement that would be a CommerceOne benefit plan or Green Dot benefit plan if in effect on the date hereof, other than with respect to arrangements that are broad-based health or welfare plans (x) in the ordinary course of business consistent with past practice and (y) as would not reasonably be expected to materially increase the cost of benefits under any CommerceOne benefit plan, or Green Dot benefit plan, material CommerceOne contract or Green Dot contract, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than increases to current employees and officers the payment of cash incentive compensation for completed performance periods based upon actual corporate performance, the actual performance of such employee and, if applicable, such employee’s business, in the ordinary course of business consistent with past practice, (iii) grant any new equity or equity-based awards or accelerate the vesting of any equity or equity-based awards or other compensation, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, other than entry into standard offer letters or employment agreements with new hires that are permitted to be hired pursuant to item (vii) of this sentence in the ordinary course of business consistent with past practice, (v) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any

CommerceOne benefit plan, Green Dot benefit plan, CommerceOne contract or Green Dot contract, as the case may be, (vi) terminate the employment or services of any employee at the level of vice president or above, other than for cause, (vii) hire or promote any employee at or to the level of vice president or above (other than, subject to prior consultation with the other party, as a replacement hire or promotion for a departure occurring in the ordinary course of business receiving substantially similar terms of employment and levels of compensation), or (viii) become a party to, establish, adopt, amend, commence participation in, terminate or enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization;
•
settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to CommerceOne or Green Dot, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries;

•	amend its articles or certificate of incorporation, its bylaws or comparable governing documents of its subsidiaries;
•
other than in prior consultation with Green Dot (in the case of CommerceOne) or CommerceOne (in the case of Green Dot), materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP;
•
enter into any new material line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;

•
make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes;

•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the CommerceOne Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of any of the prohibited actions described above.
Regulatory Matters
The CommerceOne Parties and Green Dot have agreed to cooperate with each other and use their reasonable best efforts to (i) promptly prepare and file all required documentation to effect all applications, notices, petitions and filings, (ii) obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are required or advisable to consummate the transactions contemplated by the Merger Agreement (including the Mergers), and comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities and (iii) contest, defend and appeal any action or proceeding by a governmental entity (other than a bank regulatory agency), whether judicial or administrative, challenging the Merger Agreement or the consummation of the Mergers and the transactions contemplated by the Merger Agreement.
New CommerceOne, CommerceOne and Green Dot will have the right to review in advance, and, unless not practicable, each will consult the other on, and give reasonable time to comment on, in each case subject to applicable laws relating to the exchange of information, any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the Merger Agreement. In exercising the foregoing right, each of the parties to the Merger Agreement will act reasonably and as promptly as practicable. The parties have agreed that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and governmental entities required or advisable to consummate the transactions contemplated by the Merger Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by the Merger Agreement. Each party has agreed to consult with the other in advance of any meeting or conference with any governmental entity in connection with the transactions contemplated by the Merger Agreement and, to the extent permitted by such governmental entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law.
New CommerceOne has also agreed to use its reasonable best efforts to obtain all required state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by the Merger Agreement, and Green Dot will furnish all information concerning Green Dot and the holders of Green Dot Common Stock as may be reasonably requested in connection with any such action and CommerceOne will furnish all information concerning CommerceOne and the holders of CommerceOne Common Stock as may be reasonably requested in connection with any such action.
The CommerceOne Parties and Green Dot have agreed to use their respective reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the Merger Agreement or the transactions contemplated thereby. Nothing contained in the Merger Agreement will be deemed to require New CommerceOne, CommerceOne or Green Dot or any of their respective subsidiaries, and neither New CommerceOne nor CommerceOne, on the one hand, nor Green Dot, on the other hand, nor any of their respective subsidiaries will be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on New CommerceOne and its subsidiaries, taken as a whole, after giving effect to the Mergers and other transactions contemplated by the Merger Agreement and the Separation Agreement, nor will CommerceOne propose, negotiate, offer to commit and effect to take any action or agree to any condition or restriction with respect to Green Dot and its non-bank financial technology and related assets and operations without the prior written consent of Green Dot, which consent will not be unreasonably withheld or delayed.
New CommerceOne, CommerceOne and Green Dot have also agreed, upon request, to furnish each other with all information concerning themselves and their subsidiaries, directors, officers and stockholders and such other matters as may be reasonably required or advisable in connection with this proxy statement/prospectus or any other statement, filing, notice or application made by or on behalf of New CommerceOne, CommerceOne, Green Dot or any of their respective subsidiaries to any governmental entity in connection with the Mergers and the other transactions contemplated by the Merger Agreement.
New CommerceOne, CommerceOne and Green Dot have agreed to promptly advise each other upon receiving any material or substantive communication from any governmental entity relating to any requisite regulatory approval or other approval or clearance of any governmental entity being sought in connection with the transactions contemplated by the Merger Agreement.
Employee Benefit Matters
Under the Merger Agreement, for a period of one (1) year following the Second Effective Time, New CommerceOne will provide, or will cause to be provided, to each employee of Green Dot and any of its Subsidiaries as of the First Effective Time (after giving effect to the Payments Sale) (each, a “Continuing Employee”) (i) the wage rate or base salary that is no less favorable than the wage rate or base salary in effect for such Continuing Employee immediately prior to the First Effective Time, (ii) target annual cash incentive compensation opportunities that are no less favorable than those in effect for such Continuing Employee immediately prior to the First Effective Time, (iii) target long-term incentive compensation opportunities that are no less favorable than those provided to similarly situated employees of CommerceOne, which shall in all events include a long-term incentive compensation grant to the Continuing Employee in respect of the 2026 fiscal year, (iv) other employee benefits (excluding equity and equity-based, long-term incentive compensation, severance, nonqualified deferred compensation, defined benefit pension and retiree welfare plan benefits and any retention, transaction or change in control bonuses) that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the First Effective Time, and (v) severance benefits no less favorable than those provided to the Continuing Employee under the plans listed on the Green Dot disclosure schedule.

Director and Officer Indemnification and Insurance
From and after the Second Effective Time, New CommerceOne and Green Dot will indemnify and hold harmless and will advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of the Merger Agreement by Green Dot pursuant to the Green Dot Charter, the Green Dot Bylaws, the governing or organizational documents of any subsidiary of Green Dot and any indemnification agreements in existence as of the date of the Merger Agreement that are identified on the confidential disclosure schedules to the Merger Agreement, each present and former director, officer and employee of Green Dot and its subsidiaries (in each case, when acting in such capacity) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation arising out of or pertaining to the fact that such person is or was a director, officer or employee of Green Dot or any of its subsidiaries and pertaining to matters or facts existing or occurring at or prior to the Second Effective Time, including the transactions contemplated by the Merger Agreement. Prior to having expenses advanced, any such indemnified party will provide an undertaking to repay the advanced expenses if it is ultimately determined that such party is not entitled to indemnification.
Green Dot will obtain at or prior to the First Effective Time a six (6)-year “tail” policy under Green Dot’s existing directors’ and officers’ insurance policy providing at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured with respect to claims against the present and former officers and directors of Green Dot and any of its subsidiaries arising from facts or events which occurred at or before the First Effective Time. Green Dot will not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date of the Merger Agreement for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Green Dot will cause to be maintained policies of insurance which, in Green Dot’s good-faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap.
Certain Additional Covenants
The Merger Agreement also contains additional covenants, including, among others, covenants relating to (i) the filing of this proxy statement/prospectus, (ii) obtaining consents, (iii) the listing of the shares of New CommerceOne Common Stock on the NYSE, (iv) access to information of CommerceOne or Green Dot, as applicable, (v) advice of changes, (vi) exemption from takeover restrictions, (vii) stockholder litigation relating to the transactions contemplated by the Merger Agreement, (viii) public announcements with respect to the transactions contemplated by the Merger Agreement, (ix) exemption of dispositions and acquisitions of Green Dot Common Stock in the Mergers under Section 16(b) and (x) confidentiality.
Combined Company Governance
Corporate Governance
Pursuant to the New CommerceOne Bylaws, Kenneth W. Till will serve as the Chief Executive Officer and a member of the New CommerceOne Board for three years following the Closing, or until his earlier death, resignation, disqualification or removal and Kevin B. Kynerd will serve as the Chairman of the New CommerceOne Board for three years following the Closing, or until his earlier death, resignation, disqualification or removal. The New CommerceOne Charter will provide that the name of New CommerceOne will be “CommerceOne Financial Corporation.”
CommerceOne and Green Dot Special Meetings and Recommendation of the Boards of Directors of CommerceOne and Green Dot
CommerceOne and Green Dot each have agreed to call a special meeting of their respective stockholders to be held as soon as reasonably practicable after the Form S-4 is declared effective, for the purpose of obtaining (i) the requisite CommerceOne stockholder approval and the requisite Green Dot stockholder approval required in connection with the Merger Agreement and (ii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a Merger Agreement or the transactions contemplated thereby, and each of CommerceOne and Green Dot will use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date.
Each of CommerceOne and Green Dot and their respective boards of directors must use their reasonable best efforts to obtain from the stockholders of CommerceOne and Green Dot, as applicable, the requisite CommerceOne stockholder approval and the requisite Green Dot stockholder approval, as applicable, including by communicating to the respective stockholders of CommerceOne and Green Dot its respective recommendation (and including such recommendation in this proxy statement/prospectus) that, in the case of CommerceOne, the stockholders of CommerceOne approve the CommerceOne Merger and transactions contemplated thereby (the “CommerceOne Board Recommendation”), and in the case of Green Dot, the stockholders of Green Dot adopt the Merger Agreement and the transactions contemplated by the Separation Agreement (the “Green Dot Board Recommendation”). Each of CommerceOne and Green Dot and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the CommerceOne Board Recommendation, in the case of CommerceOne, or the Green Dot Board Recommendation, in the case of Green Dot, (ii) fail to make the CommerceOne Board Recommendation, in the case of CommerceOne, or the Green Dot Board Recommendation, in the case of Green Dot, in this proxy statement/prospectus, (iii) adopt, approve, recommend, or endorse an Acquisition Proposal (as defined below) or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the CommerceOne Board Recommendation, in the case of CommerceOne, or the Green Dot Board Recommendation, in the case of Green Dot, in each case within ten (10) business days (or such fewer number of days as remains prior to the CommerceOne meeting of its stockholders (the “CommerceOne Special Meeting”) or the Green Dot meeting of its stockholders (the “Green Dot Special Meeting”), as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).
However, subject to certain termination rights described in the section entitled “—Termination of the Merger Agreement” below, if the board of directors of CommerceOne or Green Dot, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the CommerceOne Board Recommendation or the Green Dot Board Recommendation, as applicable, such board of directors may, in the case of CommerceOne, prior to the receipt of the requisite CommerceOne stockholder approval, and in the case of Green Dot, prior to the receipt of the requisite Green Dot stockholder approval, effect a Recommendation Change. Neither board of directors may take any action under the preceding sentence unless it (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to the Merger Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the CommerceOne Board Recommendation or Green Dot Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal and will require a new notice period.
CommerceOne or Green Dot will adjourn or postpone the CommerceOne Special Meeting or the Green Dot Special Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of CommerceOne Common Stock or Green Dot Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum required to conduct the business of such meeting, or if on the date of such meeting CommerceOne or Green Dot, as applicable, has not received proxies representing a sufficient number of shares required to obtain the requisite Green Dot stockholder approval or the requisite CommerceOne stockholder approval. Each of CommerceOne and Green Dot will only be required to adjourn or postpone the Green Dot Special Meeting and CommerceOne Special Meeting, as applicable, pursuant to the foregoing sentence on one occasion. Unless the Merger Agreement has been terminated in accordance with its terms, the CommerceOne Special Meeting and Green Dot Special Meeting will be convened and the Merger Agreement and the Mergers will be submitted to the stockholders of Green Dot at the Green Dot Special Meeting and to the stockholders of CommerceOne at the CommerceOne Special Meeting, for the purpose of voting on the approval of the Merger Agreement and the Mergers and the other matters contemplated thereby, and nothing contained in the Merger Agreement will be deemed to relieve CommerceOne and Green Dot of such obligation.

For purposes of the Merger Agreement, an “Acquisition Proposal” means, with respect to CommerceOne or Green Dot, as applicable, other than the transactions contemplated by the Merger Agreement and the Separation Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of a party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of a party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.
Agreement Not to Solicit Other Offers
The parties have agreed that each will, and will cause its representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of the Merger Agreement with any person other than CommerceOne or Green Dot, as applicable, with respect to any Acquisition Proposal.
Each party has agreed that it will not, will cause each of its subsidiaries not to and will cause its and their respective officers, directors and employees not to, and will use its reasonable best efforts to cause its agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to any Acquisition Proposal or (iv) unless the Merger Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or non-binding) (other than a confidentiality agreement referred to and entered into in accordance with the applicable terms of the Merger Agreement) in connection with or relating to any Acquisition Proposal.
However, in the event that after the date of the Merger Agreement and prior to the receipt of the requisite CommerceOne stockholder approval, in the case of CommerceOne, or the requisite Green Dot stockholder approval, in the case of Green Dot, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its subsidiaries and its and its subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the board of directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law. Prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to the preceding sentence, such party must enter into a confidentiality agreement with the person making the Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement (as defined in the Merger Agreement), which confidentiality agreement will not provide such person with any exclusive right to negotiate with such party and such party will make available to the other party any material nonpublic information concerning such party or its subsidiaries that is provided to the person making such Acquisition Proposal which was not previously made available to the other party.
Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party will use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.

Conditions to Complete the Mergers
As more fully described in the Merger Agreement, the completion of the Mergers is subject to the satisfaction or waiver by the party entitled to the benefit of such condition (as permitted by applicable law) of a number of conditions. These conditions include:
(i)
(x) the approval of the Merger Agreement and the transactions contemplated thereby by the stockholders of CommerceOne by the requisite CommerceOne stockholder approval and (y) the adoption of the Merger Agreement and the approval of the transactions contemplated by the Separation Agreement by the stockholders of Green Dot by the requisite Green Dot stockholder approval;

(ii)
(x) all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated and (y) no such requisite regulatory approval having resulted in a material burdensome condition;

(iii)	the authorization of the listing of the shares of New CommerceOne Common Stock that are issuable pursuant to the Merger Agreement on the NYSE, subject to official notice of issuance;
(iv)
the registration statement of which this proxy statement/prospectus is a part having become effective under the Securities Act and no stop order suspending the effectiveness of such registration statements having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

(v)
no order, injunction or decree issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement being in effect, and no law, statute, regulation, rule, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the Mergers or any of the other transactions contemplated by the Merger Agreement;

(vi)	satisfaction or waiver of the closing conditions set forth in the Separation Agreement with certain exceptions described in the Merger Agreement;
(vii)
the accuracy of the representations and warranties of each party contained in the Merger Agreement generally as of the date on which the Merger Agreement was entered into and as of the Closing Date, subject to the materiality standards provided in the Merger Agreement (and the receipt by each party of a certificate, dated as of the Closing Date and signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect);

(viii)
the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the Merger Agreement at or prior to the Closing Date (and the receipt by each party of a certificate, dated as of the Closing Date, signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect); and

(ix)	in the case of the CommerceOne Parties, the funding by Payments Buyer of the purchase price immediately prior to the Closing in accordance with the terms of the Separation Agreement.
None of CommerceOne, New CommerceOne or Green Dot can provide assurance as to when or if all of the conditions to the Mergers can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The Merger Agreement will be automatically terminated and the transaction contemplated by the Merger Agreement will be abandoned if the Separation Agreement is terminated prior to the First Effective Time. In addition, the Merger Agreement can be terminated at any time prior to the First Effective Time (or such earlier time as specified below) in the following circumstances:
1.	by mutual written consent of CommerceOne and Green Dot;
2.
by either CommerceOne or Green Dot if any requisite regulatory approval has been denied by the relevant governmental entity that must grant such requisite regulatory approval and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Mergers, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe the obligations, covenants and agreements of such party set forth in the Merger Agreement;
3.
by either CommerceOne or Green Dot if the Mergers have not been consummated on or before November 23, 2026 (which may be extended to February 23, 2027 or to the Closing Date in certain circumstances set forth in the Merger Agreement) (the “Termination Date”), unless the failure of the Closing to occur by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform any of its obligations under the Merger Agreement;

4.
by either CommerceOne or Green Dot (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the Merger Agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the Merger Agreement on the part of Green Dot, in the case of a termination by CommerceOne, or CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, in the case of a termination by Green Dot, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

5.
by Green Dot prior to such time as the requisite CommerceOne stockholder approval is obtained, if (i) CommerceOne or the CommerceOne Board has made a Recommendation Change or (ii) CommerceOne or the CommerceOne Board has breached its obligations related to stockholder approvals or Acquisition Proposals in any material respect;

6.
by CommerceOne prior to such time as the requisite Green Dot stockholder approval is obtained, if (i) Green Dot or the Green Dot Board has made a Recommendation Change or (ii) Green Dot or the Green Dot Board has breached its obligations related to stockholder approvals or Acquisition Proposals in any material respect; and

7.	by either CommerceOne or Green Dot if the requisite Green Dot stockholder approval has not been obtained at the Green Dot special meeting or at any adjournment or postponement thereof.
Effect of Termination; Termination Fee
In the event of termination of the Merger Agreement by either CommerceOne or Green Dot as provided under the section entitled “—Termination of the Merger Agreement” above, the Merger Agreement will become void and have no effect, and none of CommerceOne, Green Dot, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under the Merger Agreement, or in connection with the transactions contemplated by the Merger Agreement, except that (i) designated provisions of the Merger Agreement will survive any termination of the Merger Agreement, including those relating to the confidential treatment of information, public announcements, the effect of termination, including the termination fee and expense reimbursement provisions described below, and certain general provisions, and (ii) none of Green Dot, CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two will be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of the Merger Agreement.
If the Merger Agreement is terminated in the following circumstances, Green Dot will pay CommerceOne a termination fee equal to $27 million in cash (the “Termination Fee”):
•
in the event that after the date of the Merger Agreement and prior to the termination of the Merger Agreement, a bona fide Acquisition Proposal has been communicated to or otherwise made known to the Green Dot Board or Green Dot’s senior management or directly to Green Dot stockholders or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Green Dot special meeting) an Acquisition Proposal, in each case, with respect to Green Dot and:

○	(i) thereafter, the Merger Agreement is terminated by (x) either CommerceOne or Green Dot because the Mergers have not been consummated by the Termination Date without the requisite Green Dot stockholder approval having been obtained (and all other applicable closing conditions were satisfied or were capable of being satisfied prior to such termination); or (y) CommerceOne pursuant to the fourth item under the section entitled “—Termination of the Merger Agreement” above as a result of a willful breach; or (z) either CommerceOne or Green Dot because the requisite Green Dot stockholder approval has not been obtained at the Green Dot special meeting or at any adjournment or postponement thereof; and
○
(ii) prior to the date that is twelve (12) months after the date of such termination, Green Dot enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above) (provided that, for purposes of determining whether a Termination Fee is payable pursuant to this bullet, all references in the definition of Acquisition Proposal to “25%” will instead refer to “50%”); or

•	in the event that the Merger Agreement is terminated by CommerceOne pursuant to the sixth item under the section entitled “—Termination of the Merger Agreement” above.
If the Merger Agreement is terminated in the following circumstances, CommerceOne will pay Green Dot a termination fee equal to $3.5 million in cash (the “Reverse Termination Fee”):
•
in the event that after the date of the Merger Agreement and prior to the termination of the Merger Agreement, a bona fide Acquisition Proposal has been communicated to or otherwise made known to the CommerceOne Board or CommerceOne’s senior management or directly to CommerceOne stockholders or any person has publicly announced (and not withdrawn at least two (2) business days prior to the CommerceOne special meeting) an Acquisition Proposal, in each case, with respect to CommerceOne and:

○
(i) thereafter, the Merger Agreement is terminated by (x) either CommerceOne or Green Dot because the Mergers have not been consummated by the Termination Date without the requisite CommerceOne stockholder approval having been obtained (and all other applicable closing conditions were satisfied or were capable of being satisfied prior to such termination); (y) Green Dot pursuant to the fourth item under the section entitled “—Termination of the Merger Agreement” above as a result of a willful breach; and

○
(ii) prior to the date that is twelve (12) months after the date of such termination, CommerceOne enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above) (provided that, for purposes of determining whether a Reverse Termination Fee is payable pursuant to this bullet, all references in the definition of Acquisition Proposal to “25%” will instead refer to “50%”); or

•	in the event that the Merger Agreement is terminated by Green Dot pursuant to the fifth item under the section entitled “—Termination of the Merger Agreement” above.
Expenses and Fees
Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The Merger Agreement provides that the costs and expenses of printing and mailing this proxy statement/prospectus and all filing and other fees paid to governmental entities in connection with the Mergers will be borne equally by CommerceOne and Green Dot.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the Merger Agreement may be amended by the parties at any time before or after the receipt of the requisite CommerceOne stockholder approval or the requisite Green Dot stockholder approval, except that after the receipt of the requisite CommerceOne stockholder approval or requisite Green Dot stockholder approval, there may not be, without further approval of CommerceOne stockholders or Green Dot stockholders, as applicable, any amendment to the Merger Agreement that requires such further approval under applicable law.

At any time prior to the First Effective Time, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two, in the case of Green Dot, or Green Dot, in the case of CommerceOne, (ii) waive any inaccuracies in the representations and warranties of the other applicable parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement on the part of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, in the case of Green Dot, or Green Dot, in the case of CommerceOne and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the Merger Agreement, except that after the receipt of the requisite CommerceOne stockholder approval or the requisite Green Dot stockholder approval, there may not be, without further approval of CommerceOne stockholders or Green Dot stockholders, as applicable, any extension or waiver of the Merger Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Governing Law
The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duty of the CommerceOne board are subject to the laws of the State of Alabama).
Specific Performance
CommerceOne and Green Dot will be entitled to specific performance of the terms of the Merger Agreement, including the ability to seek an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions of the Merger Agreement (including the parties’ obligations to consummate the Mergers), in addition to any other remedy to which they are entitled at law or in equity. Each of CommerceOne and Green Dot waives any defense in any action for specific performance that a remedy at law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or equity and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

THE SEPARATION AGREEMENT
This section of the proxy statement/prospectus describes the material terms of the Separation Agreement. The description in this section and elsewhere in this proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the Separation Agreement, which is attached as Annex B to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Separation Agreement that may be important to you. We urge you to read the full text of the Separation Agreement, as it is the legal document governing the Payments Sale and transactions contemplated thereby. This section is not intended to provide you with any factual information about Payments Buyer, CommerceOne, New CommerceOne or Green Dot. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Green Dot makes with the SEC as described in the section entitled “Where You Can Find More Information.”
Explanatory Note Regarding the Separation Agreement
The Separation Agreement and the applicable summaries of terms in this document are included to provide you with information regarding the terms of the Separation Agreement. Factual disclosures about CommerceOne, New CommerceOne and Green Dot contained in this proxy statement/prospectus or in the public reports of Green Dot or New CommerceOne filed with the SEC may supplement, update or modify the factual disclosures about Green Dot or New CommerceOne, respectively, contained in the Separation Agreement. The Separation Agreement contains representations and warranties by the CommerceOne Parties, on the one hand, and representations and warranties by Green Dot, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the Separation Agreement by New CommerceOne, Payments Buyer and Green Dot are qualified and subject to important limitations agreed to by such parties in connection with negotiating the terms of the Separation Agreement. In particular, in your review of the representations and warranties contained in the Separation Agreement and described in the applicable summaries in this document, it is important to bear in mind that the representations and warranties are negotiated with the principal purpose of establishing circumstances in which a party to the Separation Agreement may have the right not to consummate the transactions contemplated thereby (and the Mergers) and allocating certain risk between the parties to the Separation Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some are qualified by the matters contained in the confidential disclosure schedules delivered in connection with the Separation Agreement and, in the case of Green Dot, by certain documents filed with the SEC. Such representations and warranties will not survive the Separation Closing except as otherwise set forth in the Separation Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Separation Agreement. Accordingly, the representations and warranties in the Separation Agreement should not be relied on by any persons as characterizations of the actual state of facts about New CommerceOne and Green Dot at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus, and in the documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”
The Separation Agreement
Concurrently with the execution of the Merger Agreement, New CommerceOne, Green Dot and Payments Buyer entered into the Separation Agreement, pursuant to which, upon the terms and subject to the conditions therein, following the First Mergers, (i) Green Dot will convert into a limited liability company, (ii) Green Dot will distribute the stock of Green Dot Bank to Merger Sub Two Holdco and (iii) Payments Buyer will acquire Green Dot and its non-bank financial technology and related assets and operations for $690 million, the proceeds of which will be paid to New CommerceOne and are expected to be used to fund the Per Share Cash Consideration and to retire certain indebtedness of Green Dot.
At the First Effective Time, each outstanding Green Dot RSU Award that is vested as of immediately prior to, or vests as a result of, the transactions contemplated herein, and each outstanding unvested Green Dot RSU Award that, by its terms, would vest on or before June 30, 2026 subject to the holder’s continued employment through such date, will be cancelled and converted into the right of the holder thereof to receive the Green Dot Merger

Consideration in respect of each share of Green Dot Common Stock subject to such Green Dot RSU Award. Each other outstanding unvested Green Dot RSU Award held by a Green Dot employee who is transferred to Payments Buyer in connection with the Payments Sale (each, a “Transferred Employee”) will be cancelled for no consideration in respect thereof.
At the First Effective Time, each outstanding Green Dot PSU Award that was granted in fiscal year 2025 will be cancelled and converted into the right of the holder thereof to receive the Green Dot Merger Consideration in respect of each share of Green Dot Common Stock subject to such Green Dot PSU Award, which number of shares will be determined by deeming performance in respect of the 2025 performance period achieved at 150% of the target level, and performance in respect of the 2026 and 2027 performance periods achieved at 100% of the target level. Each other outstanding Green Dot PSU Award will be cancelled for no consideration in respect thereof.
The Separation Agreement contains limited representations and warranties from Green Dot, Payments Buyer and New CommerceOne, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of Green Dot’s business during the interim period between the execution of the Separation Agreement and the closing of the transactions contemplated by the Separation Agreement, (ii) obtaining consents, treatment of intercompany accounts and intercompany arrangements, (iii) access to information of Green Dot, (iv) stockholder litigation relating to the transactions contemplated by the Separation Agreement, (v) public announcements with respect to the transactions contemplated by the Separation Agreement, (vi) the obtainment by Payments Buyer of debt financing in connection with the transactions contemplated by the Separation Agreement and (vii) confidentiality. Green Dot, Payments Buyer and New CommerceOne have also agreed to use their reasonable best efforts to prepare and file all required documentation to effect all applications, notices, petitions and filings and obtain as promptly as practicable all required permits, consents, approvals and authorizations for consummation of the Mergers and the transactions contemplated by the Separation Agreement, except that, without the consent of the other, neither Green Dot nor CommerceOne may take or commit to any action, condition or restrictions that would reasonably be expected to have a material adverse effect on New CommerceOne and its subsidiaries, taken as a whole, after giving effect to the Mergers and other transactions contemplated by the Merger Agreement and Separation Agreement.
In addition, the Separation Agreement contemplates that the Combined Company and Payments Buyer, or their respective affiliates, will enter into (i) an exclusive seven-year Master Services Agreement pursuant to which the Combined Company or its affiliates will serve Payments Buyer’s exclusive issuing bank for certain services and (ii) a customary short-term transition services agreement, the scope and terms of the services of each of which will be negotiated prior to the Closing Date.
Under the Separation Agreement, for a period of one (1) year following the Closing, Payments Buyer will provide, or will cause to be provided, to each Transferred Employee, (i) the wage rate or cash salary level that is no less favorable than the wage rate or cash salary level in effect for such Transferred Employee immediately prior to the Closing, (ii) the same target cash incentive compensation opportunities in effect for such Transferred Employee immediately prior to the Closing, and (iii) other employee benefits (excluding equity and equity-based, long-term incentive compensation, severance, nonqualified deferred compensation, defined benefit pension and retiree health plan benefits and any retention, transaction or change in control bonuses) that are substantially comparable in the aggregate to those provided to such Transferred Employee immediately prior to the Closing. Additionally, for a period of one (1) year following the Closing, each Transferred Employee will be eligible for severance benefits in specified amounts.
In addition, following the Closing, Payments Buyer shall establish a management incentive plan providing for awards representing, in the aggregate, five percent (5%) of the fully diluted equity of the payments business. Transferred Employees will be eligible to participate in the management incentive plan. Payments Buyer shall also retain or assume all liabilities and obligations in respect of the retention program set forth in the confidential disclosure schedules.
Prior to the Closing Date, Green Dot and Payments Buyer shall cooperate in good faith to determine the allocation of employees and individual independent contractors between the payments business and Bank Business.

Conditions to Complete the Payments Sale
As more fully described in the Separation Agreement, the completion of the transactions contemplated thereby is subject to the satisfaction or waiver by the Green Dot or Payments Buyer (as permitted by applicable law) of a number of conditions. These conditions include:
•	the approval of the transactions contemplated by the Separation Agreement by the stockholders of Green Dot by the requisite Green Dot stockholder approval;
•	the waiting period applicable to the consummation of the Separation Closing under the HSR Act having expired or been terminated;
•
no order, injunction or decree issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation Closing or any of the transactions contemplated by the Separation Agreement being in effect, and no law, statute, regulation, rule, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the transactions contemplated by the Separation Agreement;

•	satisfaction or waiver of the closing conditions set forth in the Merger Agreement with certain exceptions described in the Separation Agreement;
•
the accuracy of the representations and warranties of Green Dot, in the case of Payments Buyer, or Payments Buyer, in the case of Green Dot, contained in the Separation Agreement generally as of the date on which the Separation Agreement was entered into and as of the Closing Date, subject to the materiality standards provided in the Separation Agreement (and the receipt by each party of a certificate, dated as of the Closing Date and signed on behalf of the other party by an executive officer, to the foregoing effect);

•
the performance by Green Dot, in the case of Payments Buyer, or Payments Buyer, in the case of Green Dot, in all material respects of the obligations, covenants and agreements required to be performed by it under the Separation Agreement at or prior to the Closing Date (and the receipt by each party of a certificate, dated as of the Closing Date, signed on behalf of the other party by an executive officer, to the foregoing effect); and

•
in the case of the Payments Buyer, the absence of the occurrence of a Business Material Adverse Effect (as defined in the Separation Agreement) on Green Dot (and the receipt by Payments Buyer of a certificate, dated as of the Closing Date and signed on behalf of Green Dot by an executive officer of Green Dot, to the foregoing effect).

None of CommerceOne, New CommerceOne or Green Dot can provide assurance as to when or if all of the conditions to the Separation Closing can or will be satisfied or waived by the appropriate party.
Financing of the Payments Sale
Payments Buyer plans to fund the purchase price of $690 million for the Payments Sale with committed equity financing and debt financing, as described below.
The Equity Investors have committed to severally provide to Payments Buyer an aggregate amount of funds in cash equal to $200 million, subject to the terms and conditions set forth in the Equity Commitment Letter, including customary conditions to funding, such as the execution and delivery of the Separation Agreement, the satisfaction or waiver of the conditions to the closing of the Payments Sale (other than those to be satisfied at the closing) and the funding of the related debt financing described below. In addition, the Equity Commitment Letter contains customary provisions regarding the circumstances under which the Equity Investors may be relieved of their funding obligations, including termination of the Separation Agreement in accordance with its terms. Green Dot is an express third-party beneficiary of the right granted to Payments Buyer to specific performance under the Equity Commitment Letter and is entitled to specific performance of Payments Buyer’s right and the Equity Investors’ obligation to cause the Equity Financing to be funded under the Equity Commitment Letter, subject to the terms and conditions thereof. This summary is qualified in its entirety by reference to the complete text of the Equity Commitment Letter, a copy of which is included as Exhibit 99.14 to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

In connection with entry into the Separation Agreement, Payments Buyer entered into the Debt Commitment Letter, pursuant to which TPG committed, upon certain terms and subject to certain conditions, to lend to Payments Buyer under a senior secured term loan facility in an aggregate principal amount of $515 million in connection with the financing of the amounts payable pursuant to the Separation Agreement and the transactions contemplated thereby, including the Payments Sale. The availability of the debt financing contemplated by the Debt Commitment Letter is subject to customary conditions precedent, which include, among others, (i) the consummation of the Payments Sale in all material respects substantially on the terms of the Separation Agreement, (ii) the truth and accuracy of certain specified representations and warranties in the Separation Agreement in all material respects, (iii) the refinancing of Green Dot’s existing 8.75% fixed rate senior notes due 2029 with the initial borrowing under the facility, (iv) the absence of a Business Material Adverse Effect (as defined in the Separation Agreement) on Green Dot, (v) the delivery of customary closing deliverables, and (vi) the payment of all reasonable and documented fees and out-of-pocket expenses required to be paid, each of (i) to (vi) subject to certain conditions as further described in Exhibit C to the Debt Commitment Letter. This summary is qualified in its entirety by reference to the complete text of the Debt Commitment Letter, a copy of which is included as Exhibit 99.15 to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.
Limited Guarantee
Concurrently with the execution of the Separation Agreement, the Guarantor entered into the Limited Guarantee, pursuant to which he agreed to guarantee, on the terms and conditions set forth therein, Payments Buyer’s obligation to pay the reverse termination fee owed by Payments Buyer to Green Dot (to the extent payable as described in the sections of this proxy statement/prospectus entitled “—Termination of the Separation Agreement” and “—Effect of Termination; Termination Fee”), reimburse and indemnify Green Dot with respect to certain expenses in connection with the Payments Sale, and pay certain other amounts, in an amount not to exceed $42 million in the aggregate.
The Limited Guarantee will terminate upon the earliest to occur of (1) the closing of the Payments Sale and the payment by Payments Buyer of all amounts due under the Separation Agreement; (2) with respect to the payment of the reverse termination fee and certain enforcement costs, the valid termination of the Separation Agreement in any circumstance other than one in which Payments Buyer could be obligated to pay the reverse termination fee; and (3) the date that is the 90-day anniversary of the date of the termination of the Separation Agreement (a) with respect to the reverse termination fee and certain enforcement costs, in any circumstance in which Payments Buyer could be obligated to pay the reverse termination fee or such costs and (b) with respect to the payment of certain other reimbursement obligations, in each case of clauses (a) and (b), unless Green Dot commences a proceeding in respect thereof against the Guarantor or Payments Buyer on or prior to such 90-day anniversary. This summary is qualified in its entirety by reference to the complete text of the Limited Guarantee, a copy of which is included as Exhibit 99.16 to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.
Termination of the Separation Agreement
The Separation Agreement will be automatically terminated and the transactions contemplated by the Separation Agreement will be abandoned if the Merger Agreement is terminated prior to the consummation of the Mergers. In addition, the Separation Agreement can be terminated at any time prior to the Separation Closing in the following circumstances:
1.	by mutual written consent of Payments Buyer and Green Dot;
2.
by either Payments Buyer or Green Dot if the Separation Closing has not occurred on or before November 23, 2026 (which may be extended to February 23, 2027 or to the Closing Date in certain circumstances set forth in the Separation Agreement) (the “Separation Termination Date”), unless the failure of the Separation Closing to occur by such date is due to the failure of the party seeking to terminate the Separation Agreement to perform any of its obligations under the Separation Agreement;

3.
by either Payments Buyer or Green Dot if any legal restraint permanently enjoining or prohibiting consummation of the Separation Closing is in effect and has become final and nonappealable, unless the failure of the party seeking to terminate the Separation Agreement to perform a material covenant or obligation is the cause of, or resulted in, such legal restraint;

4.	by either Payments Buyer or Green Dot (provided that the terminating party has not materially breached or failed to perform any of its covenants or agreements contained in the Separation Agreement) if the other party has materially breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in the Separation Agreement, which breach or failure to perform would give rise to the failure of certain closing conditions of the terminating party and which is not cured within thirty (30) days following written notice (or such fewer days as remain prior to the Separation Termination Date);
5.
by either Payments Buyer or Green Dot if the requisite Green Dot stockholder approval of the Green Dot Separation Proposal has not been obtained at the Green Dot special meeting or at any adjournment or postponement thereof;

6.
by Green Dot if (i) all of the conditions to Payments Buyer’s conditions to the Separation Closing (other than those conditions that by their nature are to be satisfied on the Closing Date, but which are capable of being satisfied if the Separation Closing were to occur) have been satisfied or waived in writing, (ii) Green Dot has notified Payments Buyer in writing at least two business days prior to such termination that Green Dot is ready, willing and able to consummate the Separation Closing and the transactions contemplated by the Merger Agreement and (iii) Payments Buyer has failed to consummate the Separation Closing within two business days after the giving of such notice.

Effect of Termination; Termination Fee
The Separation Agreement provides that Payments Buyer will owe Green Dot a termination fee of $40 million if Green Dot terminates the Separation Agreement pursuant to item 4 above due to a breach by Payments Buyer, pursuant to item 6 above or pursuant to any of the other items at a time when the Separation Agreement is terminable pursuant to items 4 or 6.
Survival
The representations and warranties of Green Dot, Payments Buyer and New CommerceOne contained in the Separation Agreement and in any certificate delivered thereunder will not survive the Separation Closing. The covenants and other agreements contained in the Separation Agreement that are to be performed prior to the Separation Closing will not survive the Separation Closing and shall terminate at the Separation Closing. The covenants and agreements contained in the Separation Agreement that are to be performed at or after the Separation Closing shall survive the Separation Closing until fully performed in accordance with their respective terms.
Indemnification
After the Separation Closing, New CommerceOne will indemnify and hold harmless Payments Buyer and certain related parties from and against any and all losses incurred or suffered by any such parties to the extent arising out of or resulting from (i) any breach of any covenant or agreement of New CommerceOne contained in the Separation Agreement to the extent to be performed at or after the Separation Closing or (ii) specified liabilities. After the Separation Closing, Payments Buyer (and the transferred companies comprising Green Dot and its non-bank financial technology and related assets and operations) will indemnify and hold harmless New CommerceOne and certain related parties from and against any and all losses incurred or suffered by any such parties to the extent arising out of or resulting from (i) any breach of any covenant or agreement of Payments Buyer and the transferred companies contained in the Separation Agreement to the extent to be performed at or after the Separation Closing or (ii) specified liabilities.
Specific Performance
Payments Buyer, New CommerceOne and Green Dot will be entitled to specific performance of the terms of the Separation Agreement, including the ability to seek an injunction or injunctions to prevent breaches or threatened breaches of the Separation Agreement or to enforce specifically the performance of the terms and provisions of the Separation Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of Payments Buyer, New CommerceOne and Green Dot waives any defense in any action for specific performance that a remedy at law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or equity and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief. Further, Green Dot is expressly entitled to enforce Payments Buyer’s obligations under the Separation Agreement and the related equity commitment letter to cause the funding of the equity consideration contemplated thereby, and to cause Payments Buyer to consummate the Separation Closing in accordance with the terms of the Separation Agreement, subject to the terms of the Separation Agreement.
THE SUPPORT AGREEMENT
This section of the proxy statement/prospectus describes the material terms of the Support Agreement. The description in this section and elsewhere in this proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the Support Agreement, which is attached as Annex C to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Support Agreement that may be important to you. We urge you to read the full text of the Support Agreement. This section is not intended to provide you with any factual information about CommerceOne, New CommerceOne or Green Dot. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Green Dot makes with the SEC as described in the section entitled “Where You Can Find More Information.”
Concurrently with the execution of the Merger Agreement, CommerceOne, New CommerceOne, Green Dot and certain significant stockholders of CommerceOne who were collectively the holders of record and beneficial owners of approximately 11.49% of the outstanding CommerceOne Common Stock as of November 23, 2025 entered into the Support Agreement (collectively, the “supporting CommerceOne stockholders”), with respect to all shares of CommerceOne Common Stock or any securities issued in respect of, upon conversion of or in exchange for CommerceOne Common Stock for which each such supporting CommerceOne stockholder was the holder of record and beneficial owner as of November 23, 2025 or which such supporting CommerceOne stockholder subsequently acquired (including New CommerceOne Common Stock received in respect of such CommerceOne Common Stock).
Voting
Each supporting CommerceOne stockholder has irrevocably agreed that from November 23, 2025 until the earlier to occur of (i) the Closing and (ii) the termination of the Merger Agreement in accordance with its terms, such supporting CommerceOne stockholder will vote (or cause to be voted) all of its subject shares, among other things: (A) to approve and adopt the Merger Agreement, (B) in any other circumstances upon which a consent, waiver or other approval may be required under CommerceOne’s governing documents or under any agreements between CommerceOne and its stockholders to implement the Merger Agreement, to vote, consent, waive or approve in favor thereof, (C) against any Acquisition Proposal or any proposal related to an Acquisition Proposal, (D) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by CommerceOne (other than the Merger Agreement, the Separation Agreement, and any of the transactions contemplated thereby), and (E) against any proposal, action or agreement that would (I) impede, frustrate, prevent or nullify any provision of the Support Agreement, the Merger Agreement, the Separation Agreement, or any of the transactions contemplated thereby, (II) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Green Dot, New CommerceOne, Merger Sub One or Merger Sub Two under the Merger Agreement, the Separation Agreement or any other agreement contemplated thereby or (III) result in any of the closing conditions set forth in the Merger Agreement not being fulfilled.
Lock-Up; Restrictions on Transfers
Each supporting CommerceOne stockholder has agreed that, from November 23, 2025 until the earlier to occur of (i) the one-year anniversary of the Closing Date and (ii) the termination of the Merger Agreement in accordance with its terms (such period, the “lockup period”), subject to certain exceptions, such supporting CommerceOne stockholder will not (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position, with respect to any of its subject shares, (B) enter into a swap or other arrangement to transfer the economic consequences of ownership of any subject shares or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B).
Other Covenants
The Support Agreement contains customary provisions restricting the supporting CommerceOne stockholder from entering into agreements inconsistent with the terms of the Support Agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS
The following discussion sets forth the anticipated material United States federal income tax consequences of (i) the CommerceOne Mergers to U.S. holders (as defined below) of CommerceOne Common Stock that exchange their shares of CommerceOne Common Stock for New CommerceOne Common Stock and (ii) the Green Dot Merger to U.S. holders of Green Dot Common Stock that exchange their shares of Green Dot Common Stock for the Green Dot Merger Consideration. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion addresses only those CommerceOne or Green Dot stockholders that hold their shares of CommerceOne Common Stock or Green Dot Common Stock, respectively, as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a financial institution;
•	a tax-exempt organization;
•	a pass-through entity (or an investor in a pass-through entity);
•	an insurance company;
•	a mutual fund;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•
a CommerceOne or Green Dot stockholder that received CommerceOne Common Stock or Green Dot Common Stock, respectively, through the exercise of an employee stock option, through a tax-qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder;
•	a person that has a functional currency other than the U.S. dollar;
•	a real estate investment trust;
•	a regulated investment company;
•
a CommerceOne or Green Dot stockholder that holds CommerceOne Common Stock or Green Dot Common Stock, respectively, as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction; or

•	a United States expatriate.
In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the Mergers, nor does it address any tax consequences arising under the Medicare contribution tax on net investment income. Determining the actual tax consequences of the Mergers to you may be complex. They will depend on your specific situation and on factors that are not within the control of New CommerceOne, CommerceOne or Green Dot. You should consult with your own tax advisor as to the tax consequences of the Mergers in your particular circumstances.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of CommerceOne Common Stock or Green Dot Common Stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if a court within the

United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.
The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds CommerceOne Common Stock or Green Dot Common Stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding CommerceOne Common Stock or Green Dot Common Stock should consult their own tax advisors.
Tax Consequences of the Green Dot Merger Generally
The Green Dot Merger pursuant to which U.S. holders of Green Dot Common Stock will exchange Green Dot Common Stock for the Green Dot Merger Consideration will be a taxable transaction for U.S. federal income tax purposes.
Subject to the discussion below under the heading “—Potential Application of Section 304 of the Code,” a U.S. holder of Green Dot Common Stock generally will recognize gain or loss equal to the difference, if any, between (1) the sum of the cash received by the U.S. holder in the Green Dot Merger, including any cash received in lieu of fractional shares of New CommerceOne Common Stock, and the fair market value, on the Closing Date of the Green Dot Merger, of the shares of New CommerceOne Common Stock received by such U.S. holder in the Green Dot Merger and (2) the U.S. holder’s tax basis in the Green Dot Common Stock surrendered by such U.S. holder in the Green Dot Merger. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period for such Green Dot Common Stock surrendered is greater than one year. In addition, the U.S. holder’s aggregate tax basis in the New CommerceOne Common Stock received in the Green Dot Merger will equal the fair market value of such New CommerceOne Common Stock on the Closing Date of the Green Dot Merger, and the U.S. holder’s holding period of such New CommerceOne Common Stock will commence on the day following the date of the exchange. Gain or loss, as well as the holding period, must be determined separately for each block of Green Dot Common Stock (i.e., shares acquired at the same cost in a single transaction) exchanged for the Green Dot Merger Consideration pursuant to the Green Dot Merger. Long-term capital gains of certain non-corporate U.S. holders (including individuals) are generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to certain limitations.
Tax Consequences of the CommerceOne Mergers Generally
The parties intend for the CommerceOne Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, the parties have not sought and will not seek any ruling from the Internal Revenue Service (“IRS”) regarding any matters relating to the CommerceOne Mergers, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.
As a “reorganization,” the material U.S. federal income tax consequences of the CommerceOne Mergers to U.S. holders of CommerceOne Common Stock are set forth in the remainder of this discussion:
•	a holder who receives solely shares of New CommerceOne Common Stock in exchange for shares of CommerceOne Common Stock generally will not recognize any gain or loss upon the CommerceOne Mergers;
•
the aggregate tax basis of the New CommerceOne Common Stock received in the CommerceOne Mergers will be equal to the holder’s aggregate tax basis in the CommerceOne Common Stock for which it is exchanged; and

•	the holding period of the New CommerceOne Common Stock received in the CommerceOne Mergers will include the holder’s holding period of the CommerceOne Common Stock for which it is exchanged.
If a holder acquired different blocks of CommerceOne Common Stock at different times or at different prices, the holder’s tax basis and holding period in New CommerceOne Common Stock may be determined with reference to each block of CommerceOne Common Stock.

Potential Application of Section 304 of the Code
Notwithstanding the above, in certain circumstances, the receipt of the Green Dot Merger Consideration by U.S. holders that also actually or constructively own Merger Sub Two Holdco common stock may be subject to Section 304 of the Code if holders who own (including by attribution) 50% or more of the total combined voting power or total value of the Green Dot Common Stock before the Green Dot Merger own (including by attribution), immediately after the Green Dot Merger, 50% or more of the total combined voting power or total value of Merger Sub Two Holdco common stock.
If Section 304 of the Code applies to the Green Dot Merger, to the extent a holder of Green Dot Common Stock would otherwise be treated for United States federal income tax purposes as selling Green Dot Common Stock to Merger Sub Two Holdco for the Green Dot Merger Consideration, such holder would instead be treated as receiving the Green Dot Merger Consideration from Merger Sub Two Holdco in a deemed redemption of shares of stock in Merger Sub Two Holdco deemed issued to such holder, and instead of recognizing gain or loss as described above in respect of any Green Dot Merger Consideration, a U.S. holder that actually or constructively owns Merger Sub Two Holdco common stock may recognize dividend income. Specifically, if such deemed redemption is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” with respect to such holder, the receipt of Green Dot Merger Consideration would be taxable as a dividend (in an amount equal to the Green Dot Merger Consideration received) to the extent of the holder’s allocable share of the earnings and profits of (a) Merger Sub Two Holdco and (b) (to the extent the Green Dot Merger Consideration received by such holder exceeds the holder’s allocable share of Merger Sub Two Holdco’s current and accumulated earnings and profits) Green Dot. To the extent that the amount of the Green Dot Merger Consideration exceeds Merger Sub Two Holdco’s and Green Dot’s current and accumulated earnings and profits, the distribution would first be treated as a tax-free return of capital, causing a reduction in the holder’s adjusted tax basis in its Green Dot Common Stock, and to the extent the amount of the distribution exceeds such tax basis, the excess would be taxed as capital gain recognized on a sale or exchange of such holder’s Green Dot Common Stock. The amount of any such gain would be taxed as described above under “—Tax Consequences of the Green Dot Merger Generally.”
Because the possibility of dividend treatment depends upon each U.S. holder’s particular circumstances, including the application of constructive ownership rules, U.S. holders that also actually or constructively own Merger Sub Two Holdco common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances, and any actions that may be taken to mitigate the potential application of such rules.
For U.S. holders, dividends are generally taxable as ordinary income. However, non-corporate U.S. holders may be eligible for a reduced rate of taxation on dividends, including dividends arising by operation of Section 304. For corporate U.S. holders, dividends (a) may be eligible for a dividends-received deduction and (b) may be subject to the “extraordinary dividend” provisions of the Code, subject in each case to certain requirements and limitations.
Section 304 of the Code and the regulations and guidance thereunder are complex. We recommend that a U.S. holder that actually or constructively owns, or expects to own at the time of the completion of the Green Dot Merger, both stock in New CommerceOne and stock in Green Dot consult its own tax advisors with respect to the application of Section 304 in its particular circumstances (including as to its tax basis in the shares subject to Section 304).
Backup Withholding
Payments of cash to a non-corporate U.S. holder in connection with the Mergers may be subject to information reporting and backup withholding (currently at a rate of 24%). A U.S. holder generally will not be subject to backup withholding, however, if the holder:
•
furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS form W-9 (or an applicable substitute or successor form) and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof of an applicable exemption from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the U.S. holder’s United States federal income tax liability; provided the required information is timely furnished to the IRS.
In addition, U.S. holders of CommerceOne Common Stock who receive New CommerceOne Common Stock as a result of the CommerceOne Mergers are required to retain permanent records and make such records available to any authorized IRS officers and employees. The records should include the number of shares of CommerceOne Common Stock exchanged, the number of shares of New CommerceOne Common Stock received, the fair market value and tax basis of CommerceOne Common Stock exchanged and the U.S. holder’s tax basis in the New CommerceOne Common Stock received.
If a U.S. holder of CommerceOne Common Stock that exchanges such stock for New CommerceOne Common Stock is a “significant holder” with respect to CommerceOne and is required to file a U.S. income tax return, the U.S. holder is required to include a statement with respect to the exchange on or with the federal income tax return of the U.S. holder for the year of the exchange, and to retain permanent records of the facts in the statement relating to the CommerceOne Mergers. A U.S. holder of CommerceOne Common Stock will be treated as a significant holder in CommerceOne if the U.S. holder’s ownership interest in CommerceOne, immediately before the CommerceOne Mergers, is 1% or more of CommerceOne’s issued and outstanding common stock or if the U.S. holder’s basis in the shares of CommerceOne Common Stock exchanged is one million dollars ($1,000,000) or more. The statement must be prepared in accordance with Treasury Regulations Section 1.368-3 and must be entitled “STATEMENT PURSUANT TO §1.368-3(b) BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER.” The statement must include the names and employer identification numbers of CommerceOne, New CommerceOne and Merger Sub One, the date of the CommerceOne Mergers, and the fair market value and tax basis of CommerceOne Common Stock exchanged (determined immediately before the CommerceOne Mergers).
This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information and notes thereto have been prepared in accordance with Article 11 of Regulation S-X in order to give effect to the Mergers and the related transaction accounting adjustments (pro forma adjustments) described in the accompanying notes.
On November 23, 2025, Green Dot entered into the Merger Agreement with CommerceOne, New CommerceOne, Merger Sub One, and Merger Sub Two. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) Merger Sub One will merge with and into CommerceOne and Merger Sub Two will merge with and into Green Dot in the First Mergers, with CommerceOne and Green Dot, respectively, surviving the First Mergers; and (ii) following the First Mergers, CommerceOne will merge with and into New CommerceOne in the Upstream Merger, with New CommerceOne surviving the Upstream Merger under the name “CommerceOne Financial Corporation.”
Concurrently with the execution of the Merger Agreement, Green Dot entered into the Separation Agreement with New CommerceOne and Payments Buyer, pursuant to which, upon the terms and subject to the conditions therein, following the First Mergers, (i) Green Dot will convert into a limited liability company, (ii) Green Dot will distribute the stock of Green Dot Bank to Merger Sub Two Holdco, and (iii) Payments Buyer will acquire Green Dot and its non-bank financial technology and related assets and operations (the “Business”). The Merger Agreement and the Separation Agreement were unanimously approved by the board of directors of Green Dot.
Upon the terms of and subject to the conditions set forth in the Merger Agreement, at the First Effective Time, each share of Green Dot Common Stock issued and outstanding immediately prior to the First Effective Time, other than certain excluded shares held by Green Dot, CommerceOne or New CommerceOne, will be converted into the right to receive (i) 0.2215 shares of New CommerceOne Common Stock and (ii) an amount in cash equal to $8.11, less any withholding and without interest.
The unaudited pro forma condensed combined income statement for the year ended December 31, 2025 combines the historical consolidated income statements of Green Dot and CommerceOne, giving effect to the Mergers as if they had been completed on January 1, 2025. The accompanying unaudited pro forma condensed combined balance sheet as of December 31, 2025, combines the historical consolidated balance sheets of Green Dot and CommerceOne, giving effect to the Mergers as if they had been completed on December 31, 2025.
The historical consolidated financial statements of Green Dot and CommerceOne have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are necessary to account for the Mergers, in accordance with U.S. GAAP. The unaudited pro forma adjustments are based upon available information and certain assumptions that Green Dot (as the accounting acquirer) believes are reasonable. The following unaudited pro forma condensed combined financial information does not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies. Certain reclassifications have also been made to align Green Dot’s historical financial statement presentation to conform its presentation to bank-industry-specific GAAP and SEC reporting requirements, reflecting the financial statement format expected to be applied by the Combined Company going forward.
The following unaudited pro forma condensed combined financial information and related notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of Green Dot and the related notes included in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated by reference herein, and (ii) the historical audited consolidated financial statements of CommerceOne and the related notes for the year ended December 31, 2025, which are included elsewhere in this prospectus.
The unaudited pro forma condensed combined financial information is provided for illustrative information purposes only. The unaudited pro forma condensed combined financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the Mergers been completed as of the dates indicated or that may be achieved in the future.
The Mergers will be accounted for using the reverse acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”), with Green Dot representing the accounting acquirer under this guidance. In identifying Green Dot as the accounting acquirer, the companies took into account (i) the fact that the Mergers involved forming a new entity that has no significant pre-combination activities, (ii) the relative voting rights of the stockholders of each of Green Dot and CommerceOne in the Combined Company, including the fact that Green Dot’s existing stockholders, in the aggregate, will hold a majority voting interest in the Combined Company, (iii) the composition of the governing body of the Combined Company, (iv) the expected composition of senior management of the Combined Company, (v) the terms of the exchange of equity securities in the Mergers and (vi) the relative size of Green Dot Bank and CommerceOne prior to the consummation of the Mergers. Although no single factor was the sole determinant, the primary factors that resulted in Green Dot being designated as the accounting acquirer were the relative voting rights of the stockholders of each of Green Dot and CommerceOne in the Combined Company and the relative size of Green Dot Bank and CommerceOne prior to the consummation of the Mergers. The companies do not anticipate any change in circumstances that would impact the accounting acquirer determination when the Mergers are completed.
Under the acquisition method of accounting, the aggregate purchase consideration will be allocated to CommerceOne’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the Mergers. The process of valuing the net assets of CommerceOne immediately prior to the Mergers, as well as evaluating accounting policies for conformity, is preliminary. Any differences between the estimated fair value of the purchase consideration and the estimated fair value of the assets acquired and liabilities assumed will be recorded as a bargain purchase gain or goodwill, as applicable.
The unaudited pro forma condensed combined financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, restructuring, severance and retention expenses, asset dispositions other than the sale of Green Dot and its non-bank financial technology and related assets and operations to Payments Buyer, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the Mergers.
As of the date of this filing, Green Dot has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the CommerceOne assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain CommerceOne assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of CommerceOne’s assets and liabilities will be based on CommerceOne’s actual assets and liabilities as of the Closing Date and, therefore, cannot be made prior to the completion of the Mergers. In addition, the value of the merger consideration to be paid in shares of New CommerceOne Common Stock upon the completion of the Mergers will be determined based on the closing price of Green Dot Class A Common Stock on the Closing Date and the number of issued and outstanding shares of CommerceOne Common Stock immediately prior to the closing. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and the differences may be material.
Further, Green Dot has not identified all adjustments necessary to conform CommerceOne’s accounting policies to Green Dot’s accounting policies. Upon completion of the Mergers, or as more information becomes available, the combined company will perform a more detailed review of Green Dot’s accounting policies and CommerceOne’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information.
As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial information. Green Dot estimated the fair value of certain CommerceOne assets and liabilities based on a preliminary valuation analysis, due diligence information, information presented in CommerceOne’s financial statements and other publicly available information. Until the Mergers are completed, both companies are limited in their ability to share certain information.
Upon completion of the Mergers, a final determination of the fair value of CommerceOne assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact the combined company’s statement of income. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the unaudited pro forma condensed combined financial information.

NEW COMMERCEONE
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
DECEMBER 31, 2025

	Historical		Pro Forma
	Green Dot Corporation	CommerceOne Financial Corp	Transaction Adjustments		Pro Forma Combined
	(In thousands)
Assets
Cash and cash equivalents	$1,421,690	$70,960	$200,459	(1)(2)	$1,693,109
Restricted cash	44	—	(44)	(2)	—
Investment securities available-for-sale, at fair value	2,467,843	44,387	—		2,512,230
Settlement assets	947,497	—	—		947,497
Accounts receivable, net	197,248	57	(70,224)	(2)	127,081
Prepaid expenses and other assets	227,842	805	(95,526)	(2)	133,121
Income tax receivable	589	649	(589)	(2)	649
Loans to bank customers, net of allowance for credit losses	55,700	703,135	(9,380)	(2)(3)	749,455
Property, equipment, and internal-use software, net	198,352	1,373	(197,841)	(2)	1,884
Operating lease right-of-use assets	1,053	6,645	(1,053)	(2)	6,645
Net deferred tax assets	92,189	3,418	(54,376)	(2)(4)	41,231
Goodwill and intangible assets	374,401	—	(351,932)	(2)(3)	22,469
Other assets	788	5,503	(788)	(2)	5,503
Total assets	$5,985,236	$836,932	$(581,294)		$6,240,874
Liabilities and Stockholders’ Equity
Accounts payable and accrued liabilities	268,748	4,076	(213,331)	(2)	59,493
Deposits	4,416,294	713,432	117,064	(2)	5,246,790
Obligations to customers	284,978	—	96	(2)	285,074
Settlement obligations	52,916	—	(138)		52,778
Operating lease liabilities	1,924	6,710	(1,924)	(2)	6,710
Deferred revenue	4,224	—	(2,665)	(2)	1,559
Income tax payable	2,366	—	(771)	(2)(4)	1,595
Notes payable	63,541	25,000	—	(5)	88,541
Total liabilities	5,094,991	749,218	(101,669)		5,742,540
Common stock	56	4,940	(4,818)	(6)	178
Additional paid-in capital	427,477	47,047	(232,331)	(6)	242,193
Retained earnings	644,736	38,678	(245,834)	(6)	437,580
Accumulated other comprehensive loss	(182,024)	(2,203)	2,610	(6)	(181,617)
Other equity components	—	(748)	748	(6)	—
Total stockholders’ equity	890,245	87,714	(479,625)		498,334
Total liabilities and stockholders’ equity	$5,985,236	$836,932	$(581,294)		$6,240,874

NEW COMMERCEONE
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

	Historical		Pro Forma
	Green Dot Corporation	CommerceOne Financial Corp	Transaction Adjustments		Autonomous Entity Adjustments		Pro Forma Combined
	(In thousands, except per share data)
Interest income
Loans	$4,167	$45,211	$1,075	(7)	$—		$ 50,453
Securities and cash	88,238	5,014	7,030	(8)	—		100,282
Other	4,276	—	(149)	(9)	—		4,127
Total interest income	96,681	50,225	7,956		—		154,862
Interest expense
Deposits	5,921	20,059	(542)	(9)	—		25,438
FHLB and other borrowings	7,135	5	(1,608)	(10)	—		5,532
Total interest expense	13,056	20,064	(2,150)		—		30,970
Net interest income	83,625	30,161	10,106		—		123,892
Provision for credit losses	35,681	1,214	(16,532)	(9)	(19,252)	(17)	1,111
Non-interest income
Partner fees	1,233,406	—	58,350	(9)	(1,272,475)	(17)	19,281
Bargain purchase gain	—	—	3,068	(11)	—		3,068
Other	763,564	1,284	(561,229)	(9)(12)	(124,042)	(17)	79,577
Total non-interest income	1,996,970	1,284	(499,811)		(1,396,517)		101,926
Non-interest expense
Compensation expense	153,139	8,536	(136,271)	(9)	559	(17)	25,963
Occupancy expense	5,833	801	(5,783)	(9)	—		851
Technology expense	56,693	673	(49,976)	(9)	(1,260)	(17)	6,130
Professional and outside services	144,175	3,582	(53,683)	(9)(13)	(62,920)	(17)	31,154
Marketing and revenue share	207,893	34	(109,102)	(9)	(49,355)	(17)	49,470
Processing expenses	1,230,445	1,136	(103,938)	(9)	(1,124,666)	(17)	2,977
Depreciation and amortization expense	85,521	—	(83,230)	(9)(14)	—		2,291
Realized loss on investment securities	24,779	—	—		—		24,779
Losses in equity method investments	86,870	—	(86,616)	(9)	—		254
Loss on extinguishment of debt	—	—	4,363	(15)	—		4,363
Restructuring and other charges	22,125	—	(22,125)	(9)	—		—
Other expenses	124,713	1,715	(54,020)	(9)	(61,151)	(17)	11,257
Total non-interest expense	2,142,186	16,477	(700,381)		(1,298,793)		159,489
(Loss) income before income taxes	(97,272)	13,754	227,208		(78,472)		65,218
Income tax (benefit) expense	1,594	3,558	38,277	(16)	(19,618)	(18)	23,811
Net (loss) income	$(98,866)	$10,196	$188,931		$(58,854)		$41,407
Basic (loss) earnings per share	$(1.79)	$2.07					$2.40
Diluted (loss) earnings per share	$(1.79)	$1.92					$2.40
Weighted-average basic shares	55,099	4,871	(42,738)	(19)	—		17,232
Weighted-average diluted shares	55,099	5,248	(43,115)	(19)	—		17,232

NEW COMMERCEONE
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1−Basis of Presentation
The accompanying unaudited pro forma condensed combined financial information and related notes were prepared in accordance with Article 11 of Regulation S-X.
As discussed in Note 2, certain reclassifications were made to align Green Dot’s and CommerceOne’s financial statement presentation. The accounting policies of both Green Dot and CommerceOne are in the process of being reviewed in detail. Upon completion of such review, additional conforming adjustments or financial statement reclassification may be necessary.
The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, with Green Dot as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and based on the historical financial statements of Green Dot and CommerceOne. Under ASC 805, all assets acquired and liabilities assumed in a business combination are recognized and measured at their fair values as of the Closing Date, while transaction costs associated with the business combination are expensed as incurred. The excess of purchase consideration over the estimated fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.
The allocation of the aggregate purchase consideration depends upon certain estimates and assumptions, all of which are preliminary. As of the date of this filing, Green Dot has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of CommerceOne assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain CommerceOne assets and liabilities are presented at their respective carrying amounts and should therefore be treated as preliminary. A final determination of the fair value of CommerceOne’s assets and liabilities will be based on CommerceOne’s actual assets and liabilities as of the Closing Date of the Mergers and, therefore, cannot be made prior to the consummation of the Mergers. The allocation of the aggregate purchase consideration has been made for the purpose of developing the unaudited pro forma condensed combined financial information. The final determination of fair values of assets acquired and liabilities assumed relating to the Mergers could differ materially from the preliminary allocation of aggregate purchase consideration. The final valuation will be based on the actual net tangible and intangible assets of CommerceOne existing at the Closing Date of the Mergers.
The unaudited pro forma condensed combined income statement for the year ended December 31, 2025 combines the historical consolidated income statements of Green Dot and CommerceOne, giving effect to the Mergers as if they had been completed on January 1, 2025. The accompanying unaudited pro forma condensed combined balance sheet as of December 31, 2025 combines the historical consolidated balance sheets of Green Dot and CommerceOne, giving effect to the Mergers as if they had been completed on December 31, 2025.
The unaudited pro forma condensed combined financial information does not reflect any anticipated synergies or dis-synergies, operating efficiencies or cost savings that may result from the Mergers or any acquisition and integration costs that may be incurred. The pro forma adjustments represent management’s best estimates and are based upon currently available information and certain assumptions that Green Dot believes are reasonable under the circumstances.
Note 2−Reclassification Adjustments
During the preparation of the unaudited pro forma condensed combined financial information, Green Dot management performed a preliminary analysis of CommerceOne’s financial information to identify differences in accounting policies and differences in balance sheet and income statement presentation as compared to the presentation of Green Dot. At the time of preparing the unaudited pro forma condensed combined financial information, Green Dot had not identified all adjustments necessary to conform CommerceOne’s accounting policies to Green Dot’s accounting policies. Green Dot had also not identified all adjustments necessary to conform CommerceOne’s financial statement presentation classification and Green Dot’s financial statement presentation classification.
Certain changes to financial statement presentation have been made to conform Green Dot’s and CommerceOne’s historical financial statement presentation. Following the completion of the Mergers, or as more information becomes available, Green Dot will finalize the review of accounting policies and reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.
Additionally, certain financial statement captions have been combined for purposes of presenting in condensed form in accordance with Article 11 of Regulation S-X.
Note 3−Preliminary Purchase Price
The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the preliminary calculation of the estimated purchase price to identifiable net assets acquired. Since the Mergers will be accounted for as a reverse acquisition, the estimated purchase price was determined in accordance with ASC 805-40-30-2, which provides that the purchase price in a reverse acquisition is determined based on “the number of equity interests the legal acquiree would have had to issue to give the owners of the legal acquirer the same percentage equity interest in the combined entity that results from the reverse acquisition.”
The first step in estimating the purchase price in the Mergers is to determine the pro forma ownership of the Combined Company following the Mergers. The tables below show the calculation to determine the pro forma ownership of Green Dot Common Stock following the Mergers using shares of Green Dot Common Stock and CommerceOne Common Stock outstanding at December 31, 2025, equity awards expected to vest upon close, and the fixed Exchange Ratio of 0.2215 applied to shares of outstanding Green Dot Common Stock. The preliminary estimated purchase consideration could significantly differ from the amounts presented due to movements in Green Dot’s share price up to the Closing Date. A sensitivity analysis related to the fluctuation in Green Dot’s share price was performed to assess the impact a hypothetical change of 10% (increase or decrease) on the closing price of Green Dot Class A Common Stock would have on the estimated preliminary aggregate purchase consideration and its impact on the preliminary goodwill as of the Closing Date.

In thousands, except per share amounts	April 22, 2026	10% increase	10% decrease
CommerceOne stockholder ownership % post-close	27.8%
Green Dot stockholders ownership % post-close	72.2%
Pro forma ownership ratio of CommerceOne to Green Dot	38.5%
Green Dot common stock outstanding	56,677
Estimated Green Dot equity awards vesting upon closing	707
Expected Green Dot common stock at close	57,383
Pro forma ratio	38.5%
Deemed shares issued	22,095	22,095	22,095
Price per share*	$4.11	$4.52	$3.70
Preliminary purchase price	$90,811	$99,892	$81,730

*	Calculated based on Green Dot’s stock price on April 22, 2026 of $12.22 less $8.11 of the cash Green Dot Merger Consideration.
Note 4−Preliminary Purchase Price Allocation
The assumed accounting for the Mergers, including the preliminary purchase consideration, is based on provisional amounts, and the associated purchase accounting is not final. The preliminary allocation of the purchase price to the acquired assets and assumed liabilities was based upon preliminary estimates of fair value. The final determination of the estimated fair values, the assets’ useful lives, and the amortization methods are dependent upon certain valuations and other analyses that have not yet been completed. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The unaudited pro forma adjustments are based upon available information and certain assumptions that Green Dot believes are reasonable under the circumstances. The purchase price adjustments relating to the Green Dot and CommerceOne combined financial information are preliminary and subject to change, as additional information becomes available and as additional analyses are performed.
The following table summarizes the allocation of the preliminary purchase consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of CommerceOne, as if the Mergers had been completed on December 31, 2025. The purchase price is variable based on the price per share of Green Dot Class A Common Stock at the Closing Date, which may result in either the recognition of a bargain purchase gain or goodwill at closing.

December 31, 2025
(In thousands)
Assets:
Cash and cash equivalents	$135,960
Investment securities available-for-sale, at fair value	44,387
Loans to bank customers, net of allowance for credit losses	697,760
Property, equipment, and internal-use software, net	1,373
Operating lease right-of-use assets	6,645
Net deferred tax assets	3,418
Core deposit intangible asset	11,540
Other assets	7,014
Total assets	$908,097

Liabilities:
Accounts payable and other liabilities	$4,076
Deposits	713,432
Operating lease liabilities	6,710
Notes payable	90,000
Total liabilities	$814,218
Net assets acquired	$93,879
Preliminary purchase price	$90,811
Preliminary bargain purchase gain	$3,068

Cash and cash equivalents and other assets and accounts payable and other liabilities are short-term in nature, and, accordingly, we believe their carrying amounts approximate their fair values. The net book value of property and equipment is also expected to approximate its fair value and any adjustments are not expected to be material. Core deposit intangible assets of $11.5 million are included in the pro forma adjustments separate from any goodwill, if any, and will be amortized over 5.5 years. We reflected the amortization related to the fair value of intangible assets above as pro forma adjustments to the unaudited pro forma condensed consolidated statements of operations. The estimated fair value and useful life were based upon available information and certain assumptions considered reasonable and may be revised as additional information becomes available.
Note 5−Pro Forma Adjustments
The following pro forma adjustments have been reflected in the Pro Forma Adjustments column in the accompanying unaudited pro forma condensed combined balance sheet. All adjustments are based on preliminary assumptions and valuations, which are subject to change once further analyses are performed and as additional information becomes available.
All taxable adjustments were calculated using a statutory tax rate of 25.0% to arrive at deferred tax asset or liability adjustments. The total effective tax rate of the Combined Company following the Mergers could be significantly different depending on the post-acquisition geographical mix of income and other factors. Because the tax rate used for this unaudited pro forma condensed combined financial information is an estimate, it will likely vary from the actual rate in periods subsequent to the completion of the business combination and those differences may be material.
Transaction and Autonomous Entity Adjustments
(1)
Reflects the proceeds of $690.0 million from the sale of Green Dot’s non-bank financial technology and related assets and operations to Payments Buyer and an issuance of $65.0 million in subordinated notes by CommerceOne less the expected merger-related transactions costs of $20 million, the cash paid to Green

Dot stockholders of $465.3 million based on the Green Dot Merger Consideration of $8.11 per share of Green Dot Common Stock at closing, the repayment of Green Dot’s existing $65.0 million senior unsecured notes, an associated estimated $4.4 million make-whole payment to the lenders and reclassification adjustments.
(2)
Reflects the removal of historical assets and liabilities of the Business as a result of the sale to Payments Buyer and associated adjustments to reclassify related party receivables and payables in connection with the sale. The adjustments include the following:

	December 31, 2025
In thousands	Removal of the Business	Reclass	Total
Cash and cash equivalents	$(65,993)	$66,199	$206
Restricted cash	(44)	—	(44)
Accounts receivable, net	(138,847)	68,623	(70,224)
Prepaid expenses and other assets	(95,526)	—	(95,526)
Income tax receivable	—	(589)	(589)
Loans to bank customers, net of allowance for credit losses	(4,005)	—	(4,005)
Property, equipment, and internal-use software, net	(197,841)	—	(197,841)
Operating lease right-of-use assets	(1,053)	—	(1,053)
Net deferred tax assets	4,274	—	4,274
Goodwill and intangible assets	(363,472)	—	(363,472)
Other assets	(788)	—	(788)

Accounts payable and accrued liabilities	$(230,809)	$17,478	$(213,331)
Deposits	—	117,064	117,064
Obligations to customers	96	—	96
Settlement obligations	(138)	—	(138)
Operating lease liabilities	(1,924)	—	(1,924)
Deferred revenue	(2,946)	282	(2,665)
Income tax payable	(3,748)	(589)	(4,337)

The reclassification and other adjustments above recognize intercompany balances that were historically eliminated in consolidation but are expected to exist or be settled as part of the sale of the Business. The reclassifications are necessary to reflect the standalone presentation consistent with the expected post-transaction contractual relationship. These reclassifications include, among others, cash balances of the Business held at Green Dot Bank and certain intercompany receivables that were eliminated in consolidation against the deposit liability.
(3)	Reflects our preliminary estimated fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of CommerceOne.
(4)
Reflects the tax related to the taxable gain generated from the sale of the Business, which is accounted for after considering the utilization of deferred tax assets of $58.7 million available at closing that are anticipated to reduce to the corresponding tax liability to $9.7 million, partially offset by tax effects of the merger costs at the applicable statutory income tax rate.

(5)
Represents the issuance of $65.0 million in subordinated notes by CommerceOne and the repayment of Green Dot’s existing $65.0 million senior unsecured notes and the recognition of the unamortized issuance costs.

(6)
Represents the elimination of the historical stockholders’ equity of CommerceOne, the issuance of New CommerceOne Common Stock to Green Dot stockholders in excess of par value of $69.8 million, which represents the purchase price consideration, a bargain purchase gain of $3.1 million, the elimination of stockholder’s equity and the after-tax gain on the sale of the Business and the after-tax impact of the merger costs at the applicable statutory income tax rate.

(7)
Represents our preliminary estimate of rate mark adjustments applied to CommerceOne’s loan portfolio, which reflects a $5.2 million discount from the rate differential between CommerceOne’s portfolio, which has a weighted average rate of 6.5%, and estimated market rates, as determined from publicly available data, at a weighted average rate of 7.2%. This adjustment reflects our best estimate at this time and is subject to change.

(8)
Reflects the interest income earned on the cash proceeds from an issuance of $65.0 million in subordinated notes by CommerceOne and the $155.0 million of cash proceeds from the sale the Business retained as a capital contribution to Green Dot Bank.

(9)	Reflects the removal of the historical revenues and expenses associated with the Business as a result of the sale to Payments Buyer. The adjustments include the following:

	For the year ended December 31, 2025
In thousands	Removal of the Business	Reclass	Total

Interest income
Other	$(149)	—	(149)
Interest expense
Deposits	(542)	—	(542)

Provision for credit losses	(16,532)	—	(16,532)
Non-interest income
Partner fees	9,010	49,340	58,350
Other	(686,437)	53,212	(633,225)

Non-interest expense
Compensation expense	(136,271)	—	(136,271)
Occupancy expense	(5,783)	—	(5,783)
Technology expense	(49,976)	—	(49,976)
Professional and outside services	(73,683)	—	(73,683)
Marketing and revenue share	(198,427)	89,325	(109,102)
Processing expenses	(117,153)	13,215	(103,938)
Depreciation and amortization expense	(85,328)	—	(85,328)
Losses in equity method investments	(86,616)	—	(86,616)
Restructuring and other charges	(22,125)	—	(22,125)
Other expenses	(54,031)	11	(54,020)

The reclassification adjustments above relate to intercompany balances and transactions that were historically eliminated in consolidation. As a result of the sale of the Business, certain revenues and expenses associated with intercompany activity are required to be recognized in the standalone income statement and reclassified to the appropriate income statement captions based on their nature. In addition, certain amounts have been reclassified between income statement line items to conform the historical presentation to management’s expected standalone reporting format; however, the final presentation may change as the accounting policies and financial statement presentation of the standalone entity have not yet been fully finalized.
(10)
Represents a contractual interest expense on an issuance of $65.0 million in subordinated notes incurred by CommerceOne, net of the reduction of interest expense from the retirement of Green Dot’s senior unsecured notes. We have assumed an interest rate of 7% on the subordinated debt for purposes of these pro forma statements, which reflects the approximate interest rate available at the time of the transaction. These adjustments resulted in a net reduction of $1.6 million for the year ended December 31, 2025.

(11)
Reflects the preliminary bargain purchase gain of $3.1 million. The preliminary bargain purchase gain is based on provisional amounts, including the preliminary purchase price, and the associated purchase accounting is not final. The purchase price is variable based on the price per share of Green Dot Class A Common Stock at the Closing Date, which may result in either the recognition of a bargain purchase gain or goodwill at closing. Refer to Note 3 — Preliminary Purchase Price for information on factors that may impact the preliminary purchase price.
(12)	Reflects the gain on the sale of the Business of $72.0 million.
(13)	Reflects the expected merger-related transactions costs of $20.0 million to be incurred by Green Dot.
(14)
Represents the amortization expense associated with identifiable intangible assets acquired, as discussed in Note 3, of $2.1 million in each of the years ended December 31, 2024 and 2025. The amount of this adjustment may change as we finalize our purchase price allocation.

(15)	Reflects the estimated $4.4 million make-whole payment to the lenders for the early retirement of Green Dot’s senior unsecured notes.
(16)
Reflects the tax effects of the pro forma transaction adjustments at the applicable statutory income tax rate and the removal of the historical income tax expense associated with the Business as a result of the sale to Payments Buyer.

(17)
Reflects the effect of the Master Services Agreement (the “MSA”) that Payments Buyer and Green Dot Bank will enter into in connection with the Separation Agreement. The proposed MSA changes the economic structure between Green Dot Bank and the Business to reflect negotiated terms. The adjustments are presented as follows: “Program Economics” reflect certain revenue and expenses that were historically recorded on Green Dot Bank’s financial statements under the prior intercompany arrangement that will transfer to the Business following the Payments Sale. The amounts represent the actual results recorded in Green Dot Bank’s financial statements for the year ended December 31, 2025. No estimates or assumptions are required to calculate the Program Economics adjustments. “New MSA Terms” reflect the new revenues and expenses that Green Dot Bank will recognize under the MSA on negotiated terms, while removing the historical intercompany economics. The MSA economics are primarily driven by interchange revenues generated by the account programs administered through the Business and issued by Green Dot Bank and associated interchange-related expenses, as well as fees based on the size of the deposit base maintained at Green Dot Bank in support of certain programs, among other items. These adjustments have been calculated based on the terms of the agreed form of MSA and are subject to change if the final terms of the MSA differ from those described herein, although the parties have no current expectation of any such change. “TSA and Other Costs” reflect the estimated cost of a customary short-term transition services agreement to be entered into between New CommerceOne and the Business, with scope and terms to be negotiated prior to the Closing Date. The related adjustments of $1.4 million in the year ended December 31, 2025 reflect our best estimate of these costs and are subject to change. The adjustments include the following:

	For the year ended December 31, 2025
In thousands	Program Economics	New MSA Terms	TSA and Other Costs	Total
Provision for credit losses	$(19,252)	$—	$—	$(19,252)
Non-interest income
Partner fees	(1,291,528)	19,054	—	(1,272,475)
Other	(110,816)	(13,226)	—	(124,042)
Non-interest expense
Compensation expense	(245)	—	805	559
Technology expense	(1,866)	—	605	(1,260)
Professional and outside services	(62,920)	—	—	(62,920)
Marketing and revenue share	(9,369)	(39,985)	—	(49,355)
Processing expenses	(1,124,666)	—	—	(1,124,666)
Other expenses	(61,151)	—	—	(61,151)

(18)	Reflects the tax impacts of the respective autonomous entity adjustments after applying the applicable statutory income tax rates to pre-tax pro forma adjustments.

(19)	Reflects the conversion of Green Dot Common Stock for newly issued shares of New CommerceOne based on the Exchange Ratio.
Note 6−Pro Forma Weighted Average Shares
Our pro forma weighted average number of common stock outstanding during the year ended December 31, 2025, after giving effect to the Merger Agreement is as follows:

Shares
December 31, 2025
In thousands
Historical CommerceOne weighted average shares outstanding, basic	4,871
Historical Green Dot shares outstanding, basic	55,099
Estimated Green Dot equity awards vesting upon closing	707
Total estimated Green Dot shares outstanding	55,806
Conversion rate	0.2215
New CommerceOne shares issued to Green Dot stockholders	12,361
Pro forma weighted average shares, basic	17,232
Historical CommerceOne weighted average shares outstanding, diluted	5,248
Historical Green Dot shares outstanding, diluted	55,099
Estimated Green Dot equity awards vesting upon closing	707
Total estimated Green Dot shares outstanding	55,806
Conversion rate	0.2215
New CommerceOne shares issued to Green Dot stockholders	12,361
Adjustment for pro forma net loss	(377)
Pro forma weighted average shares, diluted	17,232

DESCRIPTION OF CAPITAL STOCK OF THE COMBINED COMPANY
As a result of the Mergers, Green Dot and CommerceOne stockholders who receive shares of New CommerceOne Common Stock in the Mergers will become stockholders of the Combined Company. Your rights as New CommerceOne stockholders (or stockholders of the Combined Company) will be governed by the DGCL, the New CommerceOne Charter and the New CommerceOne Bylaws. The following description of the material terms of the capital stock of the Combined Company reflects the anticipated state of affairs upon consummation of the Mergers. The following description summarizes the material terms of the capital stock of the Combined Company but does not purport to be complete, and is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, the DGCL, the New CommerceOne Charter and the New CommerceOne Bylaws. We urge you to read the applicable provisions of the DGCL, the New CommerceOne Charter and the New CommerceOne Bylaws and federal law governing bank holding companies carefully and in their entirety. The New CommerceOne Charter is attached as Annex D and the New CommerceOne Bylaws are attached as Annex E to this proxy statement/prospectus and incorporated in their entirety by reference herein.
General
New CommerceOne’s authorized capital stock will consist of:
•	50,000,000 shares of New CommerceOne Common Stock, $0.01 par value per share; and
•	5,000,000 shares of undesignated preferred stock, no par value per share (“New CommerceOne Preferred Stock”).
New CommerceOne Common Stock
Voting Rights
Each holder of New CommerceOne Common Stock will be entitled to one vote per share.
The New CommerceOne Charter will not provide for cumulative voting for the election of directors.
Economic Rights
Dividends or Property Distributions. Subject to applicable law and the rights, if any, of the holders of any outstanding series of New CommerceOne Preferred Stock, the holders of New CommerceOne Common Stock will be entitled to receive such dividends and other distributions, in cash, stock of any entity or property of the Combined Company, when and as may be declared thereon by the New CommerceOne Board from time to time out of assets or funds of the Combined Company legally available therefor, and will be treated equally, identically and ratably on a per share basis in all such dividends and other distributions.
Liquidation, Dissolution or Winding-Up. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the New CommerceOne Preferred Stock, in the event of any dissolution, liquidation or winding up of the affairs of the Combined Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of New CommerceOne Preferred Stock, the rights of the holders of New CommerceOne Common Stock to receive any remaining assets of the Combined Company will be as provided by law.
No Preemptive or Similar Rights
Holders of shares of New CommerceOne Common Stock do not have preemptive, subscription, or redemption rights. There are no redemption or sinking fund provisions applicable to New CommerceOne Common Stock.
New CommerceOne Preferred Stock
Under the terms of the New CommerceOne Charter, the New CommerceOne Board will be authorized to direct the Combined Company to issue shares of New CommerceOne Preferred Stock in one or more series without stockholder approval, unless otherwise required by the New CommerceOne Charter, by law or by any stock exchange. The New CommerceOne Board will have the discretion to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of New CommerceOne Preferred Stock.

The New CommerceOne Board may authorize the issuance of New CommerceOne Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of New CommerceOne Common Stock. The issuance of New CommerceOne Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of New CommerceOne that may otherwise benefit holders of New CommerceOne Common Stock and may adversely affect the market price of New CommerceOne Common Stock and the voting and other rights of the holders of New CommerceOne Common Stock. New CommerceOne has no current plans to issue any shares of New CommerceOne Preferred Stock.
New CommerceOne Stock Options
As of May 5, 2026, CommerceOne has issued options to certain directors and employees to purchase an aggregate of 313,500 shares of CommerceOne Common Stock pursuant to the CommerceOne 2018 Plan, at a weighted-average exercise price of $10.63 per share, of which 303,100 were vested and exercisable. At the First Effective Time, each outstanding CommerceOne Stock Option will cease to represent an option to purchase shares of CommerceOne Common Stock and will be converted into an option to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Stock Option immediately prior to the First Effective Time at an exercise price equal to the exercise price per share of CommerceOne Common Stock of such CommerceOne Stock Option immediately prior to the First Effective Time.
New CommerceOne Warrants
As of May 5, 2026, CommerceOne has issued warrants to purchase an aggregate of 526,250 shares of CommerceOne Common Stock at a weighted-average exercise price of $10.00 per share. At the First Effective Time, each outstanding CommerceOne Warrant will cease to represent a warrant to purchase shares of CommerceOne Common Stock and will be converted into a warrant to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Warrant immediately prior to the First Effective Time at an exercise price equal to the exercise price per share of CommerceOne Common Stock of such CommerceOne Warrant immediately prior to the First Effective Time.
Director Independence
Under the terms of the New CommerceOne Charter, so long as New CommerceOne Common Stock is listed for trading on a national securities exchange, such as the NYSE, a majority of directors must be independent in accordance with and as defined by the rules and regulations of such exchange.
Anti-Takeover Provisions
Certain provisions of Delaware law, federal and state banking law, the New CommerceOne Charter and the New CommerceOne Bylaws will have the effect of delaying, deferring or discouraging another person from acquiring control of the Combined Company. They are also designed, in part, to encourage persons seeking to acquire control of the Combined Company to negotiate first with the New CommerceOne Board. New CommerceOne believes that the benefits of increased protection of the Combined Company’s potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the Combined Company because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
New CommerceOne will be subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•
the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the New CommerceOne Board prior to the time that the stockholder became an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the New CommerceOne Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with its affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of New CommerceOne.
Federal Banking Law
The ability of a third party to acquire the Combined Company’s stock will also be limited under applicable U.S. banking laws, including regulatory approval requirements. The BHC Act requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than five percent (5%) of the voting power of the Combined Company’s outstanding common stock. Any “company” (as defined in the BHC Act) other than a bank holding company will be required to obtain the approval of the Federal Reserve before acquiring “control” of New CommerceOne. “Control” generally means (1) the ownership or control of twenty-five percent (25%) or more of a class of voting securities, (2) the ability to elect a majority of the directors or (3) the ability otherwise to exercise a controlling influence over management and policies. The interpretation of these control attributes is subject to interpretation by the Federal Reserve through regulation and practice. A person, other than an individual, that controls New CommerceOne for purposes of the BHC Act will be subject to regulation and supervision as a bank holding company under the BHC Act.
Utah Banking Law
The ability of a third party to acquire the Combined Company’s stock will also be limited under applicable Utah banking laws. Under §§ 7-1-702(2) and 7-1-705 of the Utah Code, an out-of-state depository institution or its holding company must file an application with the UDFI before acquiring control of, acquiring all or substantially all the assets of, or merging with Green Dot Bank. The application may be a copy of the application filed with the responsible federal bank supervisory agency; provided that the federal filing contains all information required by Utah law and rules. “Control” means the power, directly or indirectly, or through or in concert with one or more persons, to (a) direct or exercise a controlling influence over (i) the management or policies of Green Dot Bank or (ii) the election of a majority of the directors or trustees of Green Dot Bank or (b) vote twenty-five percent (25%) or more of any class of voting securities of Green Dot Bank.
Alabama Banking Law
The ability of a third party to acquire the Combined Company’s stock will also be limited under applicable Alabama banking laws. Under § 5-5A-44 of the Alabama Code, a person, acting directly or indirectly or through or in concert with one or more persons, must file an application with the ASBD before acquiring control of CommerceOne Bank, including indirectly through control of New CommerceOne. The application may, at the superintendent’s discretion, be a copy of the application filed with the responsible federal bank supervisory agency. “Control” means (1) the power, directly or indirectly, to direct the management or policies of CommerceOne Bank, or (2) ownership of or power to vote the lesser of (a) twenty-five percent (25%) or more of any class of the voting securities of CommerceOne Bank, or (b) ten percent (10%) or more of any class of the voting securities of CommerceOne Bank if no other person will own, control or hold the power to vote a majority of that class of voting securities immediately after the transaction.
Under § 5-13B-4 of the Alabama Code, a company similarly must seek ASBD approval before it may “acquire” (as defined in § 5-13B-2(a)) CommerceOne Bank, including indirectly through the acquisition of New

CommerceOne. “Acquire” includes (1) the assumption of direct or indirect ownership or control of (a) more than twenty-five percent (25%) of any class of voting shares of CommerceOne Bank, if the acquiring company was not a bank holding company prior to such acquisition, (b) more than five percent (5%) of any class of voting shares of CommerceOne Bank, if the acquiring company was a bank holding company prior to such acquisition, or (c) all or substantially all of the assets of CommerceOne Bank, or (2) any other action that results in the direct or indirect acquisition of control of CommerceOne Bank.
The ASBD may direct that filing be made under one or both of § 5-5A-44 and § 5-13B-4 of the Alabama Code.
Charter and Bylaws
As described below, the New CommerceOne Charter and the New CommerceOne Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the New CommerceOne Board or management team.
Board of Directors Vacancies
The New CommerceOne Charter and the New CommerceOne Bylaws authorize only the New CommerceOne Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the New CommerceOne Board will be set only by a resolution adopted by a majority vote of the entire New CommerceOne Board. These provisions would prevent a stockholder from increasing the size of the New CommerceOne Board and then gaining control of the New CommerceOne Board by filling the resulting vacancies with its own nominees. This will promote the continuity of management and will make it more difficult to change the composition of the New CommerceOne Board.
Stockholder Action; Special Meeting of Stockholders
The New CommerceOne Charter provides that the Combined Company’s stockholders may only take action at annual or special meetings of the Combined Company’s stockholders and may not take action by written consent. As a result, a holder controlling a majority of the Combined Company’s capital stock would not be able to amend the New CommerceOne Bylaws or remove directors without holding a meeting of the Combined Company’s stockholders called in accordance with the New CommerceOne Bylaws. This provision might delay the ability of the Combined Company’s stockholders to force consideration of a proposal or to take any action requiring their approval, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
The New CommerceOne Bylaws provide advance notice procedures for stockholders seeking to bring business before or to nominate candidates for election as directors at the Combined Company’s annual or special meeting of stockholders, as applicable. The New CommerceOne Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude the Combined Company’s stockholders from bringing matters before the Combined Company’s annual or special meeting of stockholders or from making nominations for directors at the Combined Company’s annual or special meeting of stockholders if the proper procedures are not followed. New CommerceOne expects that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New CommerceOne.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The New CommerceOne Charter does not provide for cumulative voting in the election of directors.
Amendment of Charter Provisions
The New CommerceOne Charter provides that New CommerceOne is entitled to amend, alter, change or repeal any provision contained in the New CommerceOne Charter in the manner prescribed by statute; provided that any amendment to the New CommerceOne Charter that would adversely affect the rights or preferences of the New CommerceOne Common Stock will require the affirmative vote of the holders of a majority of the New CommerceOne Common Stock, voting together as a separate class.

Issuance of Undesignated New CommerceOne Preferred Stock
The New CommerceOne Board will have the authority, without further action by the Combined Company stockholders, to issue up to 5,000,000 shares of undesignated New CommerceOne Preferred Stock with rights and preferences, including voting rights, designated from time to time by the New CommerceOne Board. The existence of authorized but unissued shares of New CommerceOne Preferred Stock would enable the New CommerceOne Board to render more difficult or to discourage an attempt to obtain control of the Combined Company by means of a merger, tender offer, proxy contest, or other means.
Choice of Forum
The New CommerceOne Charter and the New CommerceOne Bylaws provide that, unless New CommerceOne consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action, suit or proceeding brought on the Combined Company’s behalf; any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of the Combined Company’s directors, officers or stockholders to the Combined Company or to the Combined Company’s stockholders; any action, suit or proceeding asserting a claim arising pursuant to the DGCL, the New CommerceOne Charter or the New CommerceOne Bylaws (as either may be amended from time to time); or any action, suit or proceeding asserting a claim against the Combined Company that is governed by the internal affairs doctrine. As a result, any action brought by any of the Combined Company’s stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided, further, that, if and only if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, such action or proceeding may be brought in another state or federal court sitting in the State of Delaware. The New CommerceOne Charter and the New CommerceOne Bylaws also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against the Combined Company or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by the Combined Company, the Combined Company’s officers and directors, or the Combined Company’s employees and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over claims arising under the Securities Act. Accordingly, both state and federal courts have jurisdiction to entertain such claims. While the Delaware courts have determined that such choice of forum provision is facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions and there can be no assurance that these provisions will be enforced by a court in those other jurisdictions. Nothing in the New CommerceOne Charter and the New CommerceOne Bylaws precludes stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (any such action, a “Foreign Action”), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of the New CommerceOne Charter and the New CommerceOne Bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although the New CommerceOne Charter and the New CommerceOne Bylaws contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Combined Company or any of the Combined Company’s directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although the Combined Company’s stockholders will not be deemed to have waived the Combined Company’s compliance with federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in shares of New CommerceOne Common Stock shall be deemed to have notice of and consented to the foregoing choice of forum provision.

Limitations on Liability and Indemnification Matters
The New CommerceOne Charter limits the liability of the Combined Company’s directors and officers for any breach of fiduciary duty as a director or officer to the fullest extent permitted by the DGCL, and the New CommerceOne Bylaws provide that New CommerceOne will indemnify the Combined Company’s directors and officers to the fullest extent permitted by such law in any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that they are or were a director or officer of the Combined Company or serve or served at the request of the Combined Company as a director or officer of another enterprise. Pursuant to the Combined Company’s directors’ and officers’ liability insurance, it is expected that the Combined Company’s directors and executive officers will be insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, the New CommerceOne Charter includes provisions that eliminate the personal liability of the Combined Company’s directors and officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officers. The effect of this provision is to restrict the Combined Company’s rights and the rights of the Combined Company’s stockholders in derivative suits to recover monetary damages against a director or officer for breach of fiduciary duties as a director or officer.
Transfer Agent and Registrar
The transfer agent and registrar for New CommerceOne Common Stock will be Computershare Trust Company, N.A.
Securities Exchange
New CommerceOne intends to list New CommerceOne Common Stock on the NYSE under the symbol “CONE.”

COMPARISON OF THE RIGHTS OF COMBINED COMPANY STOCKHOLDERS, COMMERCEONE STOCKHOLDERS AND GREEN DOT STOCKHOLDERS
If the Mergers are completed, Green Dot stockholders and CommerceOne stockholders (other than holders of certain excluded shares and holders of Green Dot Dissenting Shares or CommerceOne Dissenting Shares) will receive shares of New CommerceOne Common Stock in the Mergers and will cease to hold shares of Green Dot Common Stock and CommerceOne Common Stock.
Green Dot is organized under the laws of the State of Delaware and CommerceOne is organized under the laws of the State of Alabama. New CommerceOne is, and after the Upstream Merger the Combined Company will be, organized under the laws of the State of Delaware. The following is a summary of certain material differences between (i) the current rights of Green Dot stockholders under the Green Dot Charter, the Green Dot Bylaws and Delaware law, (ii) the current rights of CommerceOne stockholders under the CommerceOne Charter, the CommerceOne Bylaws and Alabama law and (iii) the future rights of Combined Company stockholders (which will include existing Green Dot stockholders and existing CommerceOne stockholders) under the New CommerceOne Charter, the New CommerceOne Bylaws and Delaware law upon the completion of the Mergers.
The following summary is not a complete statement of the rights of stockholders of Green Dot, CommerceOne or the Combined Company or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Green Dot’s governing documents, CommerceOne’s governing documents and the New CommerceOne Charter and the New CommerceOne Bylaws, which we urge you to read carefully and in their entirety and which are available as Annex D and Annex E, respectively. For more information on how to obtain these documents, see the section entitled “Where You Can Find More Information.”

	Green Dot	CommerceOne	Combined Company
Authorized Capital Stock; Conversion
The Green Dot Charter authorizes Green Dot to issue 100,000,000 shares of Class A common stock, par value of $0.001; 100,000,000 shares of Class B common stock, par value of $0.001; and 5,000,000 shares of preferred stock, par value of $0.001.

Each share of Green Dot Class B Common Stock is convertible into one share of Green Dot Class A Common Stock, either at the option of the holder thereof upon written notice to Green Dot or automatically on the date on which the outstanding shares of Green Dot Class B Common Stock represent less than 10% of the aggregate number of shares of the then-outstanding Green Dot Common Stock.
		The CommerceOne Charter authorizes CommerceOne to issue 10,000,000 shares of common stock, par value of $1.00, and 25,000 shares of preferred stock, par value of $1.00.	The New CommerceOne Charter authorizes New CommerceOne to issue 50,000,000 shares of common stock, par value of $0.01, and 5,000,000 shares of preferred stock, no par value.

Voting Rights	The Green Dot Charter provides that each outstanding share of Green Dot Class A Common Stock	The CommerceOne Bylaws provide that each outstanding stockholder is entitled to one vote in	The New CommerceOne Charter provides that each outstanding share of New CommerceOne Common

	Green Dot	CommerceOne	Combined Company

is entitled to one vote upon each matter properly submitted to the Green Dot stockholders for their vote and each outstanding share of Green Dot Class B Common Stock is entitled to ten votes upon each matter properly submitted to the Green Dot stockholders for their vote.
person or by proxy for each share of stock of CommerceOne. Holders of CommerceOne Common Stock do not have cumulative voting rights in the election of directors.
Stock, voting as a single group (except as required by applicable law or in connection with certain amendments), is entitled to one vote upon each matter submitted to a vote at a meeting of stockholders. Holders of New CommerceOne Common Stock do not have cumulative voting rights in the election of directors.

Dividends and Distributions
Dividend and distributions may be declared and paid when determined by the Green Dot Board, subject to any preferential dividend or other rights of any then-outstanding preferred stock; provided that Green Dot may not make any dividends or other distributions with respect to any class of Green Dot Common Stock unless at the same time Green Dot makes a ratable dividend or distribution with respect to each outstanding share of Green Dot Common Stock, regardless of class, unless approved by the affirmative votes of a majority of the outstanding Green Dot Class A Common Stock and a majority of the outstanding Green Dot Class B Common Stock, in each case voting separately as a single class.
		Dividends and distributions may only be payable when declared by the CommerceOne Board pursuant to the ABCL.	Each share of Combined Company common stock generally shares equally and ratably in dividends and distributions.

Size of Board of Directors
The Green Dot Bylaws provide that the Green Dot Board be comprised of not less than one person. The Green Dot Charter provides that the exact number of directors will be fixed and determined from time to time by a resolution of a majority of the total number of directors Green Dot

The CommerceOne Bylaws provide that the CommerceOne Board be comprised of not less than one nor more than fifteen (15) persons. The CommerceOne Board may increase or decrease by up to 30% of the number of directors last approved by the

The New CommerceOne Bylaws provide that, until three years following closing, the board of directors will consist of nine (9) directors. After three years following closing, the board of directors will consist of not less than seven (7) nor more than twelve (12) directors, the

	Green Dot	CommerceOne	Combined Company
	would have if there were no vacancies on the Green Dot Board.	stockholders, but only the stockholders may increase or decrease the number of directors last approved by the stockholders by more than 30%.
exact number within such minimum and maximum to be fixed and determined from time to time by a resolution of a majority of the full board of directors. The New CommerceOne Bylaws and New CommerceOne Charter do not provide for cumulative voting for directors.

Classes of Directors	The Green Dot Charter and Green Dot Bylaws provide that the Green Dot Board is not classified and all directors are elected annually.
The CommerceOne Charter provides that if the CommerceOne Board consists of nine (9) or more directors, the board is classified into three (3) classes, with staggered three (3) -year terms. If the CommerceOne Board consists of fewer than nine directors, all directors are elected annually.
The New CommerceOne Bylaws and New CommerceOne Charter provide that the Combined Company board of directors is not classified and all directors are elected annually.

Election of Directors
The Green Dot Bylaws provide that directors are elected by the affirmative vote of the majority of the votes cast at a meeting of stockholders for the election of directors at which a quorum is present. The directors will be elected by a plurality of the votes cast at a meeting of stockholders for which the secretary of Green Dot receives a notice pursuant to the Green Dot Bylaws that a stockholder intends to nominate a director or directors and if such proposed nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date Green Dot first sends its notice of such meeting to the stockholders.
The CommerceOne Bylaws provide that directors are elected by a plurality of the votes cast by shares entitled to vote in an election.
The New CommerceOne Bylaws provide that directors will be elected by a majority of the votes cast at a meeting of the stockholders at which a quorum is present. The directors will be elected by a plurality of the votes cast at any meeting at which a quorum is present for which (i) the secretary of the board receives a notice pursuant to the New CommerceOne Bylaws that a stockholder intends to nominate a director or directors and (ii) such proposed nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date the Combined Company first mails its notice of such meeting to the stockholders.

	Green Dot	CommerceOne	Combined Company
Removal of Directors
Under the Green Dot Charter, directors, one or more directors may be removed with or without cause by the holders of a majority of the voting power of the then-outstanding shares of capital stock of Green Dot entitled to vote thereon.
Under the CommerceOne Charter, directors may only be removed by the stockholders for cause.
Under the New CommerceOne Bylaws and New CommerceOne Charter, one or more directors may be removed with or without cause by the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Combined Company entitled to vote at an election of directors.

Filling Vacancies on the Board of Directors
The Green Dot Charter provides that, subject to the rights of any holders of preferred stock, vacancies resulting from any reason, including an increase in the authorized number of directors, may only, unless the Green Dot Board determines that such vacancies will be filled by stockholders or otherwise provided by law, be filled by the affirmative vote of a majority of the directors then in office, even if less than quorum, or by a sole remaining director. The term of a director elected to fill a vacancy will expire once such director’s successor is elected or until such director’s earlier death, resignation or removal.

The CommerceOne Bylaws provide that vacancies on the CommerceOne Board may be filled by the stockholders or by the remaining directors, except that the CommerceOne Board may not fill vacancies resulting from an increase in the number of directors. A director elected to fill a vacancy serves until the next annual meeting (or until the expiration of the applicable class term).

The New CommerceOne Bylaws and New CommerceOne Charter provide that vacancies resulting from an increase in the number of directors or the death, resignation or removal of a director may be filled only by an affirmative vote of the majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, or by the sole remaining director. The term of a director elected to fill a vacancy will expire once such director’s successor is elected or until such director’s earlier death, resignation, removal or ineligibility to serve as a director.

Calling Special Meetings of Stockholders
The Green Dot Bylaws provide that special meetings may be called at any time by (i) the chairperson of the Green Dot Board, (ii) the chief executive officer of Green Dot, (iii) the president of Green Dot or (iv) the Green Dot Board acting pursuant to a resolution of a majority of the total number of directors Green Dot would have if there were no vacancies on the Green Dot Board.
The CommerceOne Bylaws provide that special meetings of CommerceOne stockholders may be called only by or at the direction of the CommerceOne Board.
The New CommerceOne Bylaws provide that special meetings of the Combined Company stockholders may be called at any time only by (i) the board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the directors of the Combined Company then serving on the board, (ii) the chairman of the board of directors or (iii) the chief executive officer of the Combined Company.

	Green Dot	CommerceOne	Combined Company
Quorum
The Green Dot Bylaws generally provide that a majority of the voting power of the shares of stock entitled to vote at the meeting, present in person or represented by proxy, constitutes a quorum at a stockholder meetings for the transaction of business, unless otherwise required by applicable law.

The CommerceOne Bylaws provide that a majority of the outstanding shares entitled to vote, present in person or by proxy, constitutes a quorum for the transaction of business at a meeting of the stockholders.

The New CommerceOne Bylaws generally provide that a majority of the outstanding shares of capital stock of the Combined Company entitled to vote on a matter, represented in person or by proxy, constitutes a quorum at a stockholder meeting for action on that matter, unless otherwise required by law.

Notice of Stockholder Meetings
The Green Dot Bylaws provide that notice of each stockholder meeting must be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days nor more than sixty (60) days before the meeting date. The notice of the meeting must state the date, time and place of the meeting, if any, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and in the case of a special meeting, the purpose(s) for which the meeting is called.

The CommerceOne Bylaws provide that notice stating the place, if any, day and hour of a stockholder meeting, by means of remote communications, if any, by which the stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and in cases of special meetings, the purpose or purposes for which the meeting is called, must be given not less than ten (10) nor more than sixty (60) days before the date of the meeting either personally, by mail, by electronic transmission, or by any other means permitted under the ABCL.

The New CommerceOne Bylaws provide that notice of each stockholder meeting must be delivered to each stockholder entitled to vote at the meeting no fewer than ten (10) days nor more than sixty (60) days before the meeting date. Notice of the meeting must state the date and time of the meeting, place of the meeting or the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and record date for determining the stockholders entitled to vote at the meeting.

Stockholder Proposals and Nominations; Stockholder Requests for Special Meetings
Notices for a special meeting of the stockholders must additionally contain the purpose or purposes for which the meeting of stockholders is called.

The Green Dot Bylaws provide that stockholders of record of Green Dot may nominate persons for election to the Green Dot Board or propose other business to be brought at a special meeting; provided
The CommerceOne Bylaws provide that the business transacted at any special meeting of stockholders is limited to the purposes stated in the notice for such meeting.
Notices for a special meeting of the stockholders must additionally contain the purpose or purposes for which the meeting of stockholders is called.

The New CommerceOne Bylaws provide that stockholders of record of the Combined Company may nominate persons for election to the board or propose other business to be brought to the stockholders

	Green Dot	CommerceOne	Combined Company

that (i) any matter proposed to be brought by a stockholder must constitute a proper matter for stockholder action, (ii) the proposing stockholder must timely deliver notice of such matters in proper written from to the secretary of Green Dot and (iii) the proposing stockholder may make such nomination(s) only if Green Dot’s notice of meeting indicates that directors will be elected at such meeting.

For nominations or other business to be brought before a special meeting of stockholders, a proposing stockholder’s notice must be received in proper form and delivery method, not earlier than the 105th day prior to such special meeting and not later than 5:00 p.m. Pacific Time on the later of the 75th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting.

at a special meeting; provided that (i) any matter proposed to be brought by a stockholder must constitute a proper matter for stockholder action, (ii) the proposing stockholder must timely deliver notice of such matters in proper written from to the secretary of the board, (iii) the proposing stockholder may make such nomination(s) only if the Combined Company’s notice of meeting indicates that directors will be elected at such meeting and (iv) in the event the Combined Company calls a special meeting of stockholders for the purpose of electing one or more directors to the board of directors, any such nomination(s) made by a proposing stockholder are limited to the directorships to be voted upon at the meeting.

For nominations or other business to be brought before a special meeting of stockholders, a proposing stockholder’s notice must be received in proper form and delivery method, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting.

Anti-Takeover Provisions and Other Stockholder Protections	Under Section 203 of the DGCL, a corporation is prohibited from engaging in any “business combination” with an “interested	Under the ABCL, a sale or other disposition of all or substantially all of the corporation’s assets, a merger of the corporation	Under Section 203 of the DGCL, a corporation is prohibited from engaging in any “business combination” with an “interested

Green Dot	CommerceOne	Combined Company

stockholder” or any entity for a period of three (3) years from the date on which the stockholder first becomes an interested stockholder if the transaction is caused by the interested stockholder. There is an exception to the three (3)-year waiting period requirement if:

•
prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

•
upon the consummation of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least eighty-five percent (85%) of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

•
the business combination is approved by the board of directors and by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of stock entitled to vote not owned by the interested stockholder at a meeting of stockholders.

The DGCL defines the term
“business combination” to include transactions such as mergers, consolidations or with and into another corporation, or a share exchange involving one or more classes or series of the corporation’s shares or a dissolution of the corporation must be approved by the board of directors, and in certain circumstances stockholders entitled to vote, by a majority of all votes entitled to be cast on the plan. In no case may the vote required for stockholder approval be set at less than a majority.

The CommerceOne Charter does not contain provisions applicable to CommerceOne Common Stock addressing extraordinary transactions.

stockholder” or any entity for a period of three (3) years from the date on which the stockholder first becomes an interested stockholder if the transaction is caused by the interested stockholder. There is an exception to the three (3)-year waiting period requirement if:

•
prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

•
upon the consummation of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least eighty-five percent (85%) of the voting stock of the corporation other than shares held by directors who are also officers and certain employee stock plans; or

•
the business combination is approved by the board of directors and by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of stock entitled to vote not owned by the interested stockholder at a meeting of stockholders.

The DGCL defines the term
“business combination” to include transactions such as mergers, consolidations or

	Green Dot	CommerceOne	Combined Company

transfers with an aggregate market value of at least ten percent (10%) of the assets of the corporation. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three (3) years did own) at least fifteen percent (15%) of the outstanding shares of stock entitled to vote.

A Delaware corporation may elect not to be governed by Section 203 of the DGCL. Green Dot has not made such an election.

The Green Dot Charter does not impose a higher standard of approval for such transactions.

transfers with an aggregate market value of at least ten percent (10%) of the assets of the corporation. The DGCL defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three (3) years did own) at least fifteen percent (15%) of the outstanding shares of stock entitled to vote.

A Delaware corporation may elect not to be governed by Section 203 of the DGCL. The Combined Company has not made such an election.

The New CommerceOne Charter does not impose a higher standard of approval for such transactions.

Limitation of Personal Liability of Officers and Directors
The DGCL provides that directors shall not be personally liable to Green Dot or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director’s duty of loyalty; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL, which concerns unlawful payment of a dividend or unlawful stock purchase or redemption; or (iv) for any transaction from which the director derived an improper personal benefit.

Section 102(b)(7) of the DGCL further provides that a corporation may adopt a provision in its certificate of

Under the ABCL, a corporation may indemnify an individual against liability if the individual acted in good faith, the individual reasonably believed that the conduct was in the corporation’s best interest or was not opposed to its best interest, and the individual had no reasonable cause to believe the conduct was unlawful. The corporation may also advance expenses if the director follows the requirements proscribed in the ABCL Section 10A-2-8.53.

Further, under the ABCL, a corporation may not indemnify a director: (1) in connection with a proceeding by or in the right of the corporation in

The DGCL provides that directors and officers shall not be personally liable to the Combined Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability: (i) for any breach of the director’s or officer’s duty of loyalty; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL, which concerns unlawful payment of a dividend or unlawful stock purchase or redemption; (iv) for any transaction from which the director or officer derived an improper personal benefit; or (v) in the case of an officer, in any action by or in right of the corporation.

	Green Dot	CommerceOne	Combined Company

incorporation to eliminate or limit the personal liability of an officer to the corporation or its stockholders for monetary damages for breach of a fiduciary duty, subject to the same limitations over exculpation of director’s liability and the additional limitation that such provision shall not eliminate or limit the liability of an officer in any action by or in the right of the corporation (including derivative actions by stockholders). The Green Dot Charter does not include such a provision.

which the director was adjudged liable to the corporation; or (2) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his or her official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by him or her.

The ABCL further states that a corporation must indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding where he or she was a party because he or she is or was a director of the corporation, against reasonable expenses incurred in connection with the proceeding.

The New CommerceOne Charter further provides that directors and officers of the Combined Company will not be liable for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation is not permitted under the DGCL.

Indemnification of Directors and Officers and Insurance
The Green Dot Bylaws provide that, to the fullest extent permitted by law, Green Dot will indemnify any person made or threatened to be made a party or otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Green Dot or serving at the request of Green Dot as a director, officer or in a similar capacity of another enterprise. Green Dot is obligated to indemnify any indemnitee in a proceeding initiated by the indemnitee only if such proceeding was

The CommerceOne Bylaws provide that, to the fullest extent permitted by law, CommerceOne will indemnify any individual who is a party to a proceeding because the individual is or was a director or officer of CommerceOne against liability incurred in the proceeding; provided that if the proceeding (or part thereof) was initiated by the individual, CommerceOne will only indemnify the individual if the CommerceOne Board authorized such proceeding (or part thereof).

The New CommerceOne Bylaws provide that, to the fullest extent permitted by law, the Combined Company will indemnify any person made or threatened to be made a party or otherwise involved in any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that such person was a director or officer of the Combined Company. The Combined Company is not obligated to indemnify any indemnitee in a proceeding initiated by the indemnitee and is further not required to indemnify an indemnitee with respect to a settlement

Green Dot	CommerceOne	Combined Company

authorized by a majority of the Green Dot Board or is expressly permitted by the Green Dot Bylaws, or such indemnification is authorized by an agreement approved by the Green Dot Board.

Green Dot may maintain insurance to protect itself and any indemnitee against any expense, liability or loss, whether or not Green Dot would have the power to indemnify such indemnitee against such expense, liability or loss under the DGCL.

CommerceOne may also advance funds to pay for or reimburse expenses incurred in connection with the proceeding by an individual who is a party to the proceeding because that individual is a director or officer of CommerceOne, if such individual delivers to CommerceOne a signed written undertaking to repay any funds advanced if it is ultimately determined that the director or officer is not entitled to indemnification.

The ABCL allows a corporation to maintain insurance or furnish other protections against liability on behalf of its directors, officers, employees, or agents. The CommerceOne Bylaws provide that CommerceOne may purchase such insurance on behalf of an individual who is a director or officer against liability asserted against or incurred by the individual in that capacity or arising from the individual’s status as a director or officer, regardless of whether CommerceOne has the power to indemnify or advance expenses to that individual under the ABCL.

or other non-adjudicated disposition unless the Combined Company gave its prior consent. The board of directors, by a majority vote of a quorum of disinterest directors, may indemnify any other person for liabilities, fines, penalties and claims imposed upon him or her by reason of having been an employee, agent or consultant of the Combined Company.

The Combined Company may not indemnify an indemnitee for any proceeding (i) for which payment has actually been made to or on behalf of such indemnitee under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid; (ii) or an accounting or disgorgement of profits pursuant to Section 16(b) of the Exchange Act, or similar provisions of federal, state or local statutory law or common law; (iii) relating to violations of the Combined Company’s Code of Conduct and Ethics or Insider Trading Policy; or (iv) relating to violations of federal or state insider trading laws, in each case, unless the indemnitee has been successful on the merits, receives written consent to incur the expense or settled the case with the written consent of the Combined Company.

No claim for indemnification will be paid by the Combined Company unless the Combined Company has determined that the

	Green Dot	CommerceOne	Combined Company

indemnitee acted in good faith and in a manner such indemnitee reasonably believed to be in or not opposed to the best interests of the Combined Company and with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

The Combined Company may maintain insurance to protect itself and any indemnitee against any expenses, judgments, fines, amounts paid in settlement, liabilities and other losses, whether or not the Combined Company would have the power to indemnify such indemnitee against such expenses, judgments, fines, amounts paid in settlement, liabilities and other losses under applicable law.

Appraisal or Dissenters’ Rights
Section 262 of the DGCL permits stockholders to dissent from a merger or consolidation of the corporation and obtain payment of the fair value of their shares, if they follow certain statutorily defined procedures. However, appraisal rights do not apply if the corporation’s stock is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Appraisal rights may be restored if, in the transaction, stockholders are to receive, in exchange for shares of their stock, anything other than: (i) stock of the surviving corporation; (ii) stock of any corporation that is or will be listed on a

Generally, under the ABCL, a stockholder is entitled to dissent from, and obtain the fair value in cash of his or her shares in connection with mergers, share exchanges, sales or exchanges of all or substantially all of the corporation’s property other than in the usual and regular course of business and amendments to the corporation’s articles of incorporation, subject to certain exceptions.

As to mergers, a stockholder may dissent from a merger and obtain fair value for the stockholder’s shares when a plan of merger to which

Section 262 of the DGCL permits stockholders to dissent from a merger or consolidation of the corporation and obtain payment of the fair value of their shares, if they follow certain statutorily defined procedures. However, appraisal rights do not apply if the corporation’s stock is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Appraisal rights may be restored if, in the transaction, stockholders are to receive, in exchange for shares of their stock, anything other than: (i) stock of the surviving corporation; (ii) stock of any corporation that is or will be listed on a

Green Dot	CommerceOne	Combined Company

national securities exchange or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares; or (iv) any combination of (i), (ii) or (iii). The DGCL further provides that no appraisal rights are available for any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the stockholders of the surviving corporation as provided under Section 251(f) of the DGCL.

The Green Dot Charter and the Green Dot Bylaws do not provide a separate right to appraisal or dissenters’ rights.

the corporation is a party is consummated if:

•
stockholder approval is required by Ala. Code § 10A-2A-11.05;

•
stockholder approval is required for the merger by Section 10A-2A-11.04, or would be required but for the provisions of Section 10A-2A-11.04(j);

•
any other merger to the extent provided by the certificate of incorporation, bylaws or a resolution of the board of directors; and

•
the merger is an interested transaction.

However, Alabama law
denies appraisal rights to a stockholder for stock of any class or series that remain outstanding after consummation of the merger.

Appraisal rights are also not available under the ABCL for the holders of stock of any class or series of stock which:

(i)
is a covered security under Section 18(b)(1)(A) or (B) of the Securities Act of 1933;

(ii)
has at least 2,000 record stockholders; or

(iii)
is issued by an open end management investment company registered with the national securities exchange or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares; or (iv) any combination of (i), (ii) or (iii). The DGCL further provides that no appraisal rights are available for any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the stockholders of the surviving corporation as provided under Section 251(f) of the DGCL.

The New CommerceOne Charter and New CommerceOne Bylaws do not provide a separate right to appraisal or dissenters’ rights.

	Green Dot	CommerceOne	Combined Company

Securities and Exchange Commission under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value.

However, items (i)-(iii)
will not apply and appraisal rights will be available for the holders of any class or series of stock who are required by the terms of the corporate action requiring appraisal rights to accept for their stock anything other than cash or stock of any class or any series of stock of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in items (i)-(iii) above at the time the corporate action becomes effective.

The CommerceOne Charter and the CommerceOne Bylaws do not provide a separate right to appraisal or dissenters’ rights.

Amendments to Charter/Articles and Bylaws
For amendments to the certificate of incorporation, the DGCL generally requires a resolution of the board of directors setting forth the proposed amendment and the affirmative vote of a majority of the outstanding stock entitled to vote at a stockholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). However, the DGCL permits a corporation in its certificate

For amendments to the certificate of incorporation, the ABCL generally requires that the proposed amendment first be adopted by the board of directors, and then be approved by the stockholders at a meeting at which a quorum consisting of a majority of the votes entitled to be cast on the amendment exists.

For amendments to the

For amendments to the certificate of incorporation, the DGCL generally requires a board of directors resolution setting forth the proposed amendment and the affirmative vote of a majority of the outstanding stock entitled to vote at a stockholders’ meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). However, the DGCL permits a corporation in its certificate

Green Dot	CommerceOne	Combined Company

of incorporation to specify a higher stockholder vote requirement for certain amendments.

For amendments to the bylaws, the DGCL generally provides that the power to amend and repeal bylaws is with the stockholders entitled to vote. The DGCL also provides, however, that a corporation’s certificate of incorporation may confer power to amend the bylaws upon the directors of the corporation.

The Green Dot Charter generally reserves the right for Green Dot to amend any provision contained in the Green Dot Charter. However, the Green Dot Charter further provides that any amendments to or repeal of the provisions of the Green Dot Charter related to (i) the 2/3 threshold for amendments to certain provisions of the Green Dot Charter, (ii) the Green Dot Board’s authority to designate and establish the terms of the preferred stock, (iii) the conversion of the Green Dot Class B Common Stock, (iv) amendment of the bylaws, (v) certain matters relating to the Green Dot Board (including term and removal of directors), (vi) the limitation of liability for directors, (vii) certain powers of the Green Dot stockholders (including their ability to call special meetings) and (viii) the severability of a provision of the Green Dot Charter if such provision is held to be invalid, illegal or unenforceable, in each case, requires the affirmative vote of at least 2/3 of the voting power of all of bylaws, the ABCL provides that the bylaws may be amended by the board of directors and stockholders.

The CommerceOne Charter provides that CommerceOne reserves the right to amend, alter, change or repeal any provision contained in the CommerceOne Charter, and that all rights conferred upon stockholders are granted subject to this reservation.

The CommerceOne Bylaws provide that they may be altered, amended, added to, or repealed by the CommerceOne Board at any regular meeting of the CommerceOne Board, or at any special meeting of the CommerceOne Board if notice of such proposed action is contained in the notice of such special meeting. The CommerceOne Board may not amend any bylaw establishing what constitutes a quorum at meetings of stockholders. The CommerceOne Bylaws may also be amended by majority vote of the stockholders at any annual meeting or special meeting.

of incorporation to specify a higher stockholder vote requirement for certain amendments.

For amendments to the bylaws, the DGCL generally provides that the power to amend and repeal bylaws is with the stockholders entitled to vote. The DGCL also provides, however, that a corporation’s certificate of incorporation may confer power to amend the bylaws upon the directors of the corporation.

The New CommerceOne Charter reserves the right for the Combined Company to amend any provision contained in the New CommerceOne Charter; provided that any amendment that would adversely affect the rights or preferences of the Combined Company common stock will require the affirmative vote of the holders of a majority of the common stock. The New CommerceOne Charter authorizes the board of directors to make any amendment to the New CommerceOne Charter that does not require stockholder approval under the DGCL, without requiring any separate class vote.

The New CommerceOne Charter provides that the bylaws of the Combined Company may be amended, adopted or repealed by the approval of a majority of the total number of directors the Combined Company would have if there were no vacancies on the board of directors. The New

	Green Dot	CommerceOne	Combined Company

the then-outstanding shares of the capital stock of Green Dot entitled to vote generally in the election of directors, voting as a single class. The Green Dot Charter also provides that the affirmative vote of the holders of at least 75% of the holders of Green Dot Class A Common Stock and Green Dot Class B Common Stock, in each case voting separately as a single class, is required to amend or repeal, or adopt any provision inconsistent with, the provisions of the Green Dot Charter establishing the rights of the Green Dot Common Stock and the 75% threshold for certain amendments to the Green Dot Charter.

The Green Dot Charter provides that the Green Dot Bylaws may be amended, adopted or repealed by the approval of either (i) a majority of the total number of directors Green Dot would have if there were no vacancies on the Green Dot Board or (ii) subject to any other vote required by applicable law or the Green Dot Charter (including any series of preferred stock), the affirmative vote of the holders of at least 2/3 of the voting power of all of the then-outstanding shares of the capital stock of Green Dot entitled to vote generally in the election of directors, voting together as a single class.

CommerceOne Bylaws also provide that any amendments to the bylaw provisions related to (i) the number of directors, (ii) that Kenneth W. Till will serve as Chief Executive Officer of the Combined Company for at least three years following closing, (iii) that Kevin B. Kynerd will serve as Chairman of the board of the Combined Company for at least three years following closing and (iv) the provision setting the 75% threshold for certain amendments, in each case, requires the affirmative vote of at least 75% of the total number of directors of the board of directors.

Action by Written Consent of the Stockholders	The Green Dot Charter provides that any action required or permitted by law to be taken by the stockholders must be effected at a duly called meeting of	The CommerceOne Charter provides that any action required or permitted to be taken at any meeting of the stockholders may be taken	The New CommerceOne Charter provides that any action required or permitted by law to be taken by the stockholders must be effected at a duly called meeting of

	Green Dot	CommerceOne	Combined Company
	stockholders and may not be effected by any consent in writing of such stockholders.	without a meeting, and without prior notice, by unanimous written consent of the stockholders.	stockholders and may not be effected by any consent in writing of such stockholders.

Stockholder Rights Plan	Green Dot does not have a stockholder rights plan.	CommerceOne does not have a stockholder rights plan.	The Combined Company does not have a stockholder rights plan.

Forum Selection Bylaw
Section 115 of the DGCL permits the bylaws of a corporation to require that any or all internal corporate claims be brought solely or exclusively in any or all of the courts in Delaware.

The Green Dot Bylaws do not provide a separate forum selection bylaw.

The CommerceOne Bylaws provide that the following actions will be exclusively in the federal and state circuit courts in Jefferson County, Alabama: (i) any claim that is based upon a violation of a duty under the laws of Alabama by a current or former director, officer, or stockholder in their capacities as such, (ii) any derivative action or proceeding brought on behalf of CommerceOne, (iii) any action asserting a claim arising pursuant to any provision of the CommerceOne Charter or the CommerceOne Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine that is not included in (i) through (iii) above.

The New CommerceOne Bylaws provide that the sole and exclusive forum will be, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware or, if the Chancery Court lacks jurisdiction, then another state court of the State of Delaware or, if no state court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware for (i) any derivative action or proceeding brought on behalf of the Combined Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by a director, officer or other employee of the Combined Company to the Combined Company or the Combined Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the laws of the State of Delaware, the New CommerceOne Charter or the New CommerceOne Bylaws and (iv) any action asserting a claim governed by the internal affairs doctrine.

LEGAL MATTERS
The validity of New CommerceOne Common Stock to be issued in connection with the First Mergers will be passed upon for New CommerceOne by Sullivan & Cromwell LLP.
Certain federal income tax consequences of (i) the CommerceOne Mergers will be passed upon for CommerceOne by Sullivan & Cromwell LLP, New York, New York, and (ii) the Green Dot Merger will be passed upon for Green Dot by Wachtell, Lipton, Rosen & Katz, New York, New York.

EXPERTS
Green Dot
The financial statements of Green Dot Corporation as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report of Ernst & Young LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of TailFin Labs, LLC as of January 31, 2026 and 2025 and for each of the two years in the period ended January 31, 2026 incorporated in this proxy statement/prospectus by reference to an exhibit to Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report of Ernst & Young LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
CommerceOne
The financial statements as of December 31, 2025 and 2024 and for each of the two years in the period ended December 31, 2025 included in this proxy statement/prospectus have been so included in reliance on the report of Mauldin & Jenkins, LLC, independent auditor, given on the authority of said firm as experts in auditing and accounting.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS
Green Dot Corporation
Green Dot does not expect to hold an annual meeting of its stockholders in 2026 (a “2026 Annual Meeting”), and Green Dot stockholders will instead be entitled to participate, as New CommerceOne stockholders following the completion of the Mergers, in the annual meeting of New CommerceOne stockholders in 2027. In the event that the Mergers are not completed within the expected time frame or at all, Green Dot may hold an annual meeting in 2026. Any stockholder nominations or proposals for other business intended to be presented at Green Dot’s next annual meeting must be submitted to Green Dot as set forth below.
Proxy statement proposals: To be considered for inclusion in the proxy materials for the 2026 Annual Meeting under Rule 14a-8 of the Exchange Act, proposals must have been received by the Corporate Secretary of Green Dot no later than December 12, 2025, and must have complied with all applicable requirements of Rule 14a-8 of the Exchange Act, in addition to the requirements set forth in Section 1.12 of the Green Dot Bylaws, assuming the 2026 Annual Meeting has not been changed by more than 30 days from the anniversary of the 2025 annual meeting of Green Dot stockholders. However, if the 2026 Annual Meeting is held on a date more than 30 days after May 22, 2026, the one-year anniversary of the 2025 annual meeting of Green Dot stockholders, stockholder proposals for the 2026 Annual Meeting must be submitted by a reasonable time before Green Dot begins to print and send its proxy materials.
Stockholder proposals and nominations: The Green Dot Bylaws and Green Dot Certificate establish an advance notice procedure, as well as other eligibility and disclosure requirements, for Green Dot stockholders who wish to present certain matters before an annual meeting of stockholders. The Green Dot Bylaws provide that nominations for persons for election to the Green Dot Board and the proposal of business to be considered by stockholders must be proposed at an annual meeting of stockholders (1) pursuant to Green Dot’s notice of such meeting, (2) by or at the direction of the Green Dot Board or (3) by a Green Dot stockholder who was a stockholder of record at the time of giving notice, is entitled to vote at such meeting and has complied with the advance notice procedures set forth in the Green Dot Bylaws, including given timely notice to the Corporate Secretary of Green Dot in writing. Except as otherwise provided by law or the Green Dot Bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the Green Dot Bylaws, and if any proposed nomination or business is not in compliance with the Green Dot Bylaws, to declare that such proposal or nomination shall be disregarded.
To be timely with respect to nominations or business to be considered at any annual meeting of stockholders (other than with respect to stockholder nominations to be included in Green Dot’s proxy materials pursuant to Section 1.12 of the Green Dot Bylaws), notice of the stockholder nomination or proposal must be received by the Corporate Secretary of Green Dot at the principal executive offices of Green Dot not later than 5:00 p.m. Pacific Time on the 75th day nor earlier than 5:00 p.m. Pacific Time on the 105th day prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the 2026 Annual Meeting is more than 60 days after May 22, 2026, the one-year anniversary of the 2025 annual meeting of the Green Dot stockholders, to be timely, notice by the stockholders must be received on the later of (A) no earlier than 5:00 p.m. Pacific Time on the 105th day prior to the currently proposed date of the 2026 Annual Meeting and no later than 5:00 p.m. Pacific Time on the later of the 75th day prior to such date or (B) the 10th day following the day on which public announcement of such date is first made by Green Dot.
Nominations to be included in Green Dot’s proxy materials pursuant to Section 1.12 of the Green Dot Bylaws must be received not less than 120 nor more than 150 calendar days prior to the anniversary of the date on which Green Dot first sent its proxy materials for its immediately preceding annual meeting of stockholders. As a result, the window for such inclusion for the 2026 Annual Meeting started on November 12, 2025 and ended on December 12, 2025.
However, in the event that the date of the 2026 Annual Meeting is more than 30 days after May 22, 2026, the one-year anniversary of the 2025 annual meeting of the Green Dot stockholders, to be timely, nominations to be included in Green Dot’s proxy materials pursuant to Section 1.12 of the Green Dot Bylaws must be received by the later of (A) the close of business on the 180th day prior to the date of the annual meeting or (B) the close of business on the 10th day following the day on which public announcement of such date is first made by Green Dot.

Under the Green Dot Bylaws, stockholders may nominate a person or persons for election to the Green Dot Board at a special meeting of stockholders at which directors are to be elected pursuant to Green Dot’s notice of such meeting. To be timely with respect to nominations to be considered at any special meeting of stockholders, notice of the stockholder nomination must be received by the Corporate Secretary of Green Dot at the principal executive offices of Green Dot (i) no earlier than the 105th day prior to such special meeting and (ii) no later than 5:00 p.m. Pacific Time on the later of the 75th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Green Dot Board to be elected at such special meeting.
In addition, any stockholder who intends to solicit proxies in support of director nominees other than Green Dot’s nominees must comply with the additional requirements of Rule 14a-19(b) of the Exchange Act.
HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for proxy materials by delivering a single set of proxy materials to an address shared by two or more of Green Dot stockholders or CommerceOne stockholders, unless contrary instructions have been received in advance according to certain procedures. In cases of such contrary instructions, each stockholder continues to receive a separate notice of the meeting and proxy card.
Certain brokerage firms may have instituted householding for beneficial owners of Green Dot Common Stock or CommerceOne Common Stock, as applicable, held through brokerage firms. If your family has multiple accounts holding Green Dot Common Stock or CommerceOne Common Stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

WHERE YOU CAN FIND MORE INFORMATION
Green Dot files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Green Dot and New CommerceOne, which can be accessed at www.sec.gov. In addition, documents filed with the SEC by Green Dot will be available free of charge in the “Investor Relations” section of Green Dot’s website, www.greendot.com, under the heading “Financial Information.” The web addresses of the SEC and Green Dot are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.
New CommerceOne has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to New CommerceOne securities to be issued in connection with the Mergers. This proxy statement/prospectus constitutes the proxy statement of Green Dot and CommerceOne filed as part of the registration statement and the prospectus of New CommerceOne. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection as set forth above.
Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows New CommerceOne and Green Dot to incorporate by reference into this proxy statement/prospectus documents New CommerceOne and Green Dot file with the SEC, including certain information required to be included in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. This means that New CommerceOne and Green Dot can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that New CommerceOne and Green Dot file with the SEC will update and supersede that information. The registration statement and its exhibits are available for inspection and copying as set forth above.
Green Dot incorporates by reference the documents listed below and any documents filed by Green Dot under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and until the date that the offering is terminated (other than, in each case, documents or information deemed not to have been filed in accordance with SEC rules):

Green Dot Filings (SEC File No. 001-34819)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K (including information specifically incorporated therein by reference from the Definitive Proxy Statement on Schedule 14A for the 2026 Annual Meeting of Shareholders, to be filed with the SEC within 120 days after the year ended December 31, 2025)
Fiscal year ended December 31, 2025, filed on March 16, 2026, as amended by the Form 10-K/A filed April 30, 2026

Current Reports on Form 8-K	Filed on April 7, 2026
The description of Green Dot’s securities registered under Section 12 of the Exchange Act, which is contained in Exhibit 4.1 to Green Dot’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and as amended by any amendment or report filed for purposes of updating that description.
Filed on March 16, 2026

Notwithstanding the foregoing, information furnished by Green Dot or New CommerceOne on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

You may request a copy of the documents incorporated by reference into this proxy statement/prospectus. Requests for documents should be directed to Green Dot at the appropriate address below:
Green Dot Corporation
4675 Cornell Road, Suite 280
Cincinnati, Ohio 45241
Attn: Investor Relations
(626) 765-2000
If you are a Green Dot stockholder and would like to request documents, please do so by June 15, 2026, to receive them before the Green Dot Special Meeting.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in New CommerceOne’s, Green Dot’s or CommerceOne’s affairs since the date of this proxy statement/prospectus. Green Dot provided the information contained in this proxy statement/prospectus with respect to Green Dot, and CommerceOne and New CommerceOne have provided the information contained in this proxy statement/prospectus with respect to CommerceOne and New CommerceOne, respectively.

FINANCIAL STATEMENTS AND SUPPLEMENTARY
DATA INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT
To the Board of Directors
CommerceOne Financial Corporation
Birmingham, Alabama
Opinion
We have audited the accompanying consolidated financial statements of CommerceOne Financial Corporation and Subsidiary, which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CommerceOne Financial Corporation and Subsidiary as of December 31, 2025 and 2024, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of CommerceOne Financial Corporation and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about CommerceOne Financial Corporation and Subsidiary’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:
•	Exercise professional judgement and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of CommerceOne Financial Corporation and Subsidiary’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about CommerceOne Financial Corporation and Subsidiary’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ Mauldin & Jenkins, LLC
Birmingham, Alabama
March 17, 2026

COMMERCEONE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2025 AND 2024

	2025	2024
Assets
Cash and due from banks	$4,330,044	$3,269,910
Interest bearing deposits in banks	66,630,100	111,581,091
Total cash and cash equivalents	70,960,144	114,851,001

Available for sale securities (amortized cost of $48,099,781 and $53,695,835, respectively)	44,386,996	48,075,043
Restricted equity securities	1,734,300	443,700
Loans	711,703,661	610,444,784
Less allowance for credit losses	8,568,453	7,325,337
Loans, net	703,135,208	603,119,447
Premises and equipment, net	1,373,084	276,149
Right-of-use asset	6,645,394	316,109
Accrued interest receivable	2,620,283	2,231,882
Other assets	6,077,582	4,945,004
Total assets	$836,932,991	$774,258,335

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing	$130,391,142	$126,175,753
Interest-bearing	583,041,159	571,057,983
Total deposits	713,432,301	697,233,736
Other borrowings	25,000,000	—
Lease liability	6,710,210	155,585
Accounts payable and accrued liabilities	4,075,654	1,297,709
Total liabilities	749,218,165	698,687,030

Stockholders’ equity:
Preferred stock, $1 par value; 25,000 shares authorized, 0 shares issued and outstanding at December 31, 2025 and 2024	—	—
Common stock, $1 par value; 10,000,000 shares authorized, 4,939,631 and 4,910,038 shares issued and 4,888,348 and 4,840,735 shares outstanding at December 31, 2025 and 2024	4,939,631	4,910,038
Additional paid-in capital	47,047,468	46,678,790
Retained earnings	38,677,955	28,482,217
Accumulated other comprehensive loss	(2,202,662)	(3,473,997)
Treasury stock, at cost - 703 shares	(12,084)	(12,084)
Unearned restricted stock	(735,482)	(1,013,659)
Total stockholders’ equity	87,714,826	75,571,305
Total liabilities and stockholders’ equity	$836,932,991	$774,258,335

See Notes to Consolidated Financial Statements.

COMMERCEONE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Interest income:
Interest and fees on loans	$45,210,997	$39,944,788
Taxable securities	1,645,419	1,590,532
Nontaxable securities	167,362	161,882
Deposits in banks	3,201,676	3,245,237
Total interest income	50,225,454	44,942,439

Interest expense:
Deposits	20,058,633	21,271,971
Other borrowings	5,184	14,018
Total interest expense	20,063,817	21,285,989

Net interest income	30,161,637	23,656,450
Provision for credit losses	1,214,271	1,294,014
Net interest income after provision for credit losses	28,947,366	22,362,436

Non-interest income:
Service charges on deposit accounts	430,997	344,527
Other income	853,312	258,111
Total non-interest income	1,284,309	602,638

Non-interest expenses:
Salaries and employee benefits	8,536,037	6,351,079
Occupancy and equipment expenses	800,986	410,923
Consulting and advisory	2,980,828	45,334
Data processing	1,136,077	853,466
Other operating expenses	3,023,963	2,184,608
Total non-interest expenses	16,477,891	9,845,410

Income before income taxes	13,753,784	13,119,664
Income tax expense	3,558,046	3,315,589
Net income	$10,195,738	$9,804,075
Basic earnings per share	$2.07	$2.00
Diluted earnings per share	$1.92	$1.87

See Notes to Consolidated Financial Statements.

COMMERCEONE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Net income	$10,195,738	$9,804,075

Other comprehensive income (loss):
Unrealized gains (losses) on securities available for sale:
Unrealized holding gains (losses) on securities available for sale arising during the period net of tax (benefit) of $498,658 and ($323,244), respectively	1,409,350	(913,580)

Unrealized gains (losses) on derivatives:
Unrealized gains (losses) on derivatives during the period net of tax (benefit) of ($36,070) and $177,143, respectively	(138,015)	677,801
Other comprehensive income (loss)	1,271,335	(235,779)

Comprehensive income	$11,467,073	$9,568,296

See Notes to Consolidated Financial Statements.

COMMERCEONE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2025 AND 2024

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, At Cost	Unearned Restricted Stock	Total Stockholders’ Equity
Balance, December 31, 2023	$—	4,883,173	46,144,833	18,678,142	(3,238,218)	(4,243)	(817,376)	$65,646,311
Net income	—	—	—	9,804,075	—	—	—	9,804,075
Issuance of common stock	—	2,915	46,397	—	—	—	—	49,312
Forfeiture of restricted stock	—	(400)	(5,160)	—	—	—	5,560	—
Issuance of restricted stock	—	24,350	397,149	—	—	—	(421,499)	—
Other comprehensive loss	—	—	—	—	(235,779)	—	—	(235,779)
Purchase of treasury stock, at cost (403 shares)	—	—	—	—	—	(7,841)	—	(7,841)
Share-based compensation	—	—	95,571	—	—	—	219,656	315,227
Balance, December 31, 2024	—	4,910,038	46,678,790	28,482,217	(3,473,997)	(12,084)	(1,013,659)	75,571,305
Net income	—	—	—	10,195,738	—	—	—	10,195,738
Issuance of common stock	—	5,422	90,159	—	—	—	—	95,581
Forfeiture of restricted stock		(200)	(2,580)	—	—	—	2,780	—
Issuance of restricted stock	—	500	8,135	—	—	—	(8,635)	—
Exercise of organizer warrants	—	25,000	225,000	—	—	—	—	250,000
Net share settlement of equity awards	—	(1,129)	(19,701)	—	—	—	—	(20,830)
Other comprehensive income	—	—	—	—	1,271,335	—	—	1,271,335
Share-based compensation	—	—	67,665	—	—	—	284,032	351,697
Balance, December 31, 2025	$—	$4,939,631	$47,047,468	$38,677,955	$(2,202,662)	$(12,084)	$(735,482)	$87,714,826

See Notes to Consolidated Financial Statements.

COMMERCEONE FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
OPERATING ACTIVITIES
Net income	$10,195,738	$9,804,075
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and software amortization	189,068	100,642
Provision for credit losses	1,214,271	1,294,014
Net accretion available for sale securities	(149,055)	(148,583)
Deferred taxes	(195,799)	(56,502)
Share-based compensation	351,697	315,227
(Increase) decrease in accrued interest receivable	(388,401)	204,815
Increase (decrease) in accrued interest payable	(1,065)	10,062
Net other operating activities	1,292,837	442,268
Net cash provided by operating activities	12,509,291	11,966,018

INVESTING ACTIVITIES
Purchase of available for sale securities	(500,000)	(20,404,560)
Proceeds from maturities, paydowns and calls of available for sale securities	6,245,109	5,557,030
Net purchase of restricted equity securities	(1,290,600)	(54,200)
Net increase in loans	(101,091,970)	(97,538,862)
Purchases of premises, equipment and software	(1,286,003)	(214,438)
Net cash used in investing activities	(97,923,464)	(112,655,030)

FINANCING ACTIVITIES
Net increase in deposits	16,198,565	136,170,965
Net proceeds from other borrowings	25,000,000	—
Taxes paid related to net share settlement of equity awards	(20,830)	—
Exercise of organizer warrants	250,000	—
Purchases of treasury stock	—	(7,841)
Issuance of common stock	95,581	49,312
Net cash provided by financing activities	41,523,316	136,212,436
Increase (decrease) in cash and cash equivalents	(43,890,857)	35,523,424
Cash and cash equivalents at beginning of year	114,851,001	79,327,577
Cash and cash equivalents at end of year	$70,960,144	$114,851,001

SUPPLEMENTAL DISCLOSURES
Cash paid during the year for:
Interest	$20,064,882	$21,275,927
Income taxes	$4,383,290	$2,811,694
Lease liabilities arising from obtaining ROU	$6,805,780	$—

See Notes to Consolidated Financial Statements.

COMMERCEONE FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
CommerceOne Financial Corporation (the “Company”) is a bank holding company whose business is conducted by its wholly-owned subsidiary, CommerceOne Bank (the “Bank”). The Bank is a commercial bank headquartered in Birmingham, Jefferson County, Alabama. The Bank provides a full range of banking services in its primary market area of Jefferson County and the central Alabama area.
Basis of Presentation and Accounting Estimates
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.
In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for credit losses, valuation of deferred taxes, impairments on securities, and the fair value of financial instruments.
The determination of the adequacy of the allowance for credit losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.
The majority of the Company’s loans are secured by specific items of collateral including real property, consumer assets, and business assets. Although the Company has a diversified loan portfolio, a substantial portion of its borrower’s ability to honor their contracts is dependent on local economic conditions.
While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.
The Company has evaluated all transactions, events, and circumstances for consideration or disclosure through March 17, 2026 the date these consolidated financial statements were available to be issued and has reflected or disclosed those items within the consolidated financial statements and related footnotes as deemed appropriate.
Recently Announced Acquisition
On November 24, 2025, CommerceOne Financial Corporation entered into an agreement with Green Dot Corporation and Smith Ventures pursuant to which the Company will acquire Green Dot Bank and certain related assets and operations (the “Mergers”). Concurrently, Smith Ventures will acquire Green Dot’s non-bank financial technology business. Upon completion, CommerceOne and Green Dot Bank will become part of a newly formed publicly traded bank holding company (“New CommerceOne”). The transactions are subject to customary closing conditions, including regulatory and shareholder approvals, and had not closed as of the date these consolidated financial statements were issued. The financial impact of the transactions will be determined upon closing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Cash, Cash Equivalents and Cash Flows
Cash and cash equivalents includes cash on hand, cash items in process of collection, amounts due from banks and interest-bearing deposits in banks. Cash flows from loans, restricted equity securities and deposits are reported net.
Securities
Securities are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss). Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sales of securities are recorded on the trade date and are determined using the specific identification method.
A security is placed on nonaccrual status at the time any principal or interest payments become more than 90 days delinquent or if full collection of interest or principal becomes uncertain. Accrued interest for a security placed on nonaccrual status is reversed against interest income. There was no accrued interest related to securities reversed against interest income for the years ended December 31, 2025 or 2024.
The Company evaluates available-for-sale securities in an unrealized loss position to determine if credit-related impairment exists. The Company first evaluates whether it intends to sell, or more likely than not will be required to sell, an impaired security before recovering its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security’s amortized cost basis is written down to fair value through income. If either of the above criteria is not met, the Company evaluates whether the decline in fair value is attributable to credit losses or resulted from other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If credit-related impairment exists, the Company recognizes an allowance for credit losses, limited to the amount by which the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (loss), net of tax. Accrued interest receivable on available-for-sale debt securities totaled $ 208,347 and $228,297 at December 31, 2025 and 2024, respectively, and was reported in accrued interest receivable on the consolidated balance sheets and is excluded from the estimate of credit losses.
Restricted Equity Securities
The Company, as a member of the Federal Home Loan Bank (FHLB) system, is required to maintain an investment in capital stock of the FHLB based upon its assets and outstanding advances. The stock is carried at cost as no readily available market exists. Management reviews for impairment based on the ultimate recoverability of the cost basis in this stock. The reported cost of Federal Home Loan Bank stock at December 31, 2025 and 2024 was $1,734,300 and $443,700 respectively.
Derivative Instruments
All derivative instruments are recorded on the consolidated balance sheets at their respective fair values. On the date a derivative contract is entered into, the Company designates the derivative as a fair value hedge of recognized assets or liabilities, or a firm commitment. For a derivative treated as a fair value hedge, changes in the fair value of both the derivative and the hedged item attributable to the hedged risk are recognized in current period earnings.
The Company formally assesses, both at the hedge’s inception and on an ongoing basis, whether derivatives designated as fair value hedges have been highly effective in offsetting changes in the fair value of the hedged item and whether they are expected to remain highly effective in subsequent periods. The Company discontinues hedge accounting when (1) it determines that a derivative is no longer effective in offsetting changes in the fair value of a hedged item; (2) the derivative expires or is sold, terminated or exercised; (3) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all cases in which hedge accounting is discontinued and a derivative remains outstanding, the Company will carry the derivative at fair value on the consolidated balance sheets, recognizing changes in fair value in current period income in the consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Loans
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their amortized cost net of deferred fees and costs on originated loans and the allowance for credit losses. Interest income is accrued on the outstanding principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield over the life of the loan using the straight-line method without anticipating prepayments.
The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, or at the time the loan is 90 days past due, unless the loan is well-secured and in the process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal and interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income or charged to the allowance, unless management believes that the accrual of interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cash basis, until the loans are returned to accrual status.
Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and the loan has been performing according to the contractual terms generally for a period of not less than six months. Accrued interest receivable totaled $2,383,606 and $1,907,875 at December 31, 2025 and 2024, respectively, and was reported in accrued interest receivable on the consolidated balance sheets and is excluded from the estimate of credit losses.
Allowance for Credit Losses - Loans
The ACL methodology recognizes lifetime expected credit losses immediately when a loan is originated or purchased. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of loans, excluding interest receivable, to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the allowance when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.
Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, credit quality, or term, as well as for changes in macroeconomic conditions, such as changes in unemployment rates, property values or other relevant factors.
The allowance for credit losses is comprised of reserves measured on a collective (pool) basis based on a lifetime loss-rate model when similar risk characteristics exist. For purposes of determining the pool-basis reserve, representing all loans not assigned an individual reserve, loans are segregated by homogeneous loan pools. These include real estate construction and land development loans, 1-4 family first mortgage real estate loans, commercial real estate loans, other real estate loans, commercial loans, and consumer and other loans. A class is generally determined based on the initial measurement attribute, risk characteristic of the loan, and an entity’s method for monitoring and assessing credit risk. Each class is assigned a historical loss rate. These historical loss rates are then modified to incorporate a reasonable and supportable forecast of future losses at the loan class level, as well as any necessary qualitative adjustments. These modified historical loss rates are multiplied by the outstanding principal balance of each loan to calculate a required reserve. The qualitative adjustments are utilized to address factors that are not present in historical loss rates and are otherwise unaccounted for in the quantitative process. Even though portions of the allowance may be allocated to specific loans, the entire allowance is available for any credit that, in management’s judgment, should be charged off.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
The following describe risk characteristics relevant to each of the portfolio segments and classes:
Real Estate - As discussed below, the Bank offers various types of real estate loan products. All loans within this portfolio segment are particularly sensitive to the valuation of real estate:
•
Loans for real estate construction and land development are repaid through cash flow related to the operations, sale or refinance of the underlying property. This portfolio class includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral.

•	Residential mortgages include 1-4 family first mortgage loans which are repaid by various means such as a borrower’s income, sale of the property, or rental income derived from the property.
•
Commercial real estate mortgage loans include both owner-occupied commercial real estate loans and other commercial real estate loans such as commercial loans secured by income producing properties. Owner-occupied commercial real estate loans made to operating businesses are long-term financing of land and buildings and are repaid by cash flows generated from business operations. Real estate loans for income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties.

•
Other real estate loans include real estate loans secured by multifamily properties, second liens, or open end real estate loans, such as home equity lines. These loans are typically repaid in the same means as 1-4 family first mortgages.

Commercial - The non-real estate commercial loan portfolio segment includes commercial and financial loans. These loans include those loans to commercial clients for use in normal business operations to finance working capital needs, equipment purchases, or expansion projects. Loans are repaid by operating cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the borrowers’ business operations.
Consumer and other - The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.
In the event that collection of principal becomes uncertain, the Company has policies in place to reverse accrued interest in a timely manner. Therefore, the Company has made a policy election to exclude accrued interest from the measurement of ACL.
Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company.
Loans that do not share risk characteristics are evaluated on an individual basis. Loans evaluated individually are not included in the collective evaluation. When management determines that foreclosure is probable, or when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral, expected credit losses are based on the difference between the fair value of the collateral and the amortized cost basis of the asset as of the measurement date. Fair value is generally calculated based on the value of the underlying collateral less estimated selling costs.
Off-Balance Sheet Credit Exposure
The Company also has off-balance sheet financial instruments, which include unfunded loan commitments and letters of credit. The Company minimizes these risks through underwriting guidelines and prudent risk management techniques. For off-balance sheet instruments, the allowance for credit losses is calculated in accordance with Topic 326, representing expected credit losses over the contractual period for which the Company is exposed to credit risk resulting from a contractual obligation to extend credit. No allowance is recognized if the Company has the unconditional right to cancel the obligation. The allowance is reported as a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
component of other liabilities within the consolidated balance sheets. Adjustments to the allowance for credit losses for unfunded commitments are reported in the income statement as a component of the provision for credit losses. At December 31, 2025 and 2024, $138,063 and ($168,272) was recognized for the allowance for credit losses on off-balance sheet financial instruments.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.
Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Additions and improvements which extend the life of an asset are capitalized. Expenditures for repairs and maintenance are charged against operations when incurred. Depreciation is computed principally on the straight-line method based on the depreciable lives of individual assets, ranging from 3 to 15 years.
Leases
At lease commencement, the Company determines whether an arrangement is a lease and classifies leases as operating or finance leases. Lease liabilities represent the present value of future lease payments and right-of-use assets represent the Company’s right to use the underlying leased property during the lease term. Right-of-use assets are measured based on the related lease liability, adjusted for prepaid or accrued lease payments and lease incentives.
Lease liabilities are measured using the present value of remaining lease payments over the lease term and are discounted using the Company’s incremental borrowing rate at the commencement date, as the Company’s leases do not generally provide an implicit rate. The lease term includes the noncancelable period of the lease together with renewal options when the Company is reasonably certain to exercise such options. Certain of the leases include renewal options that may extend the lease term; these options are included in the lease term only when it is reasonably certain that the Company will exercise the option.
Operating lease expense is recognized on a straight-line basis over the lease term and is included in occupancy and equipment expense in the consolidated statements of income. Variable lease payments, including costs such as common area maintenance, utilities, parking, property taxes, insurance, and other costs associated with the leased facilities, are expensed as incurred.
The Company accounts for lease and non-lease components as a single lease component and has elected not to recognize leases with an initial term of 12 months or less on the consolidated balance sheets.
Income Taxes
Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.
Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.
Stock Compensation Plans
At December 31, 2025 and 2024, the Company had stock options, stock warrants and restricted stock under stock-based compensation plans, which are described in more detail in Note 9. The plans have been accounted for under the accounting guidance FASB ASC 718, Compensation - Stock Compensation which requires that the compensation cost relating to share-based payment transactions be recognized in the consolidated financial statements. That cost is measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans, as applicable.
The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options and warrants.
Earnings Per Share
Basic earnings per share (EPS) are computed by dividing net income allocated to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if dilutive organizer stock warrants and stock options were exercised and resulted in the issuance of common stock. Earnings per share is calculated using the two class method, under which calculations (1) exclude from the numerator any dividends paid or owed on participating securities and any undistributed earnings considered to be attributable to participating securities and (2) exclude from the denominator the dilutive impact of the participating securities.
A reconciliation of the numerators and denominators of the earnings per common share and earnings per common share assuming dilution computations is presented below.

	Years Ended December 31,
	2025	2024
Basic Earnings Per Share:
Net income	$10,195,738	$9,804,075
Earnings allocated to participating securities	(133,049)	(120,648)
Net income allocated to common shareholders - basic	10,062,689	9,683,427
Weighted average common shares outstanding	4,870,877	4,829,733
Basic earnings per share	$2.07	$2.00
Diluted Earnings Per Share:
Net income allocated to common shareholders	$10,062,689	$9,683,427
Earnings allocated to participating securities	9,439	7,880
Net income allocated to common shareholders - diluted	10,072,128	9,691,307
Weighted average common shares outstanding	4,870,877	4,829,733
Net dilutive effect of:
Assumed exercises of potential common shares	376,877	341,687
Average shares and dilutive potential common shares	5,247,754	5,171,420

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Years Ended December 31,
	2025	2024
Diluted earnings per share	$1.92	$1.87

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income (loss).
Fair Value of Financial Instruments
Fair values of financial instruments are estimates using relevant market information and other assumptions, as more fully disclosed in Note 13. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.
Treasury Stock
The Company’s acquisition of shares of its common stock is recorded at cost as treasury stock and results in a reduction of stockholders’ equity. When treasury shares are reissued, the Company uses a first-in, first-out method and any difference in repurchase cost and reissuance price is recorded as an increase or reduction in capital surplus.
Revenue from Contracts with Customers
Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), provides guidance for reporting revenue from the Company’s contracts to provide goods or services to customers. The guidance requires recognition of revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.
The majority of revenue-generating transactions are excluded from the scope of ASC 606, including revenue generated from financial instruments, such as securities and loans. Revenue-generating transactions that are within the scope of ASC 606, classified within non-interest income, are described as follows:
Service Charges on Deposit Accounts – represent service fees for monthly activity and maintenance on customer accounts. Attributes can be transaction-based, item-based or time-based. Revenue is recognized when the Company’s performance obligation is completed which is generally monthly for maintenance services or when a transaction is processed. Payment for such performance obligations are generally received at the time the performance obligations are satisfied.
Bank Card Fees – bank card related fees primarily includes interchange income from client use of consumer and business debit cards. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card associations and are based on cardholder purchase volumes. The Company records interchange income as transactions occur. This income is included in other non-interest income on the consolidated statements of income.
Other non-interest income primarily includes both transaction-based fees and account maintenance fees. Transaction based fees are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer’s request. Other account maintenance fees are recognized over time, usually on a monthly basis, as the Company’s performance obligation for services is satisfied.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2. SECURITIES
The amortized cost and fair value of securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
December 31, 2025
U.S. treasury notes and bonds	$10,388,252	$—	$(550,352)	$9,837,900
U.S. Government sponsored agency securities	5,426,778	—	(131,455)	5,295,323
State and political subdivisions	9,077,243	4	(1,085,186)	7,992,061
Corporate securities	500,000	—	—	500,000
Mortgage-backed securities	14,396,808	—	(2,106,814)	12,289,994
CMOs and structured CMBS	8,310,700	162,896	(1,878)	8,471,718
	$48,099,781	$162,900	$(3,875,685)	$44,386,996
December 31, 2024
U.S. treasury notes and bonds	$10,401,892	$—	$(592,492)	$9,809,400
U.S. Government sponsored agency securities	6,980,432	—	(327,613)	6,652,819
State and political subdivisions	9,638,733	—	(1,295,561)	8,343,172
Corporate securities	1,500,000	—	(7,725)	1,492,275
Mortgage-backed securities	15,966,637	—	(2,821,667)	13,144,970
CMOs and structured CMBS	9,208,141	—	(575,734)	8,632,407
	$53,695,835	$—	$(5,620,792)	$48,075,043

At December 31, 2025, no ACL was established for investment securities. Substantially all of the unrealized losses on securities were the result of changes in market interest rates compared to the date the securities were acquired rather than the credit quality of the issuers or underlying loans. U.S. government sponsored agency securities and agency mortgage-backed securities are issued, guaranteed or otherwise supported by the United States government, an agency of the United States government, or a government sponsored enterprise.
During the year ended December 31, 2024, the Company entered into interest rate swap agreements involving Collateralized Mortgage Obligations (CMOs) and a U.S. Treasury security. These swaps are accounted for as fair value hedges in accordance with ASC 815. The notional amounts, fair values, and associated hedging effectiveness are disclosed in Note 5. Changes in the fair value of the effective portion of these hedges are recorded in accumulated other comprehensive income (loss) while the ineffective portion, if any, is recognized in current period earnings.
Securities with carrying values of $5,829,424 and $5,915,656 at December 31, 2025 and 2024, respectively, were pledged to secure public deposits and borrowings or for other purposes required or permitted by law.
The amortized cost and fair value of securities as of December 31, 2025 by contractual maturity are shown below. Actual maturities may differ from contractual maturities in mortgage-backed and CMO’s and structured CMBS securities because the mortgages underlying the securities may be called or repaid with or without penalty. Therefore, these securities are not included by maturity class in the following summary:

	Amortized Cost	Fair Value
Due from one to five years	$5,288,168	$5,156,222
Due from five to ten years	4,237,548	3,928,538
Due after ten years	15,866,557	14,540,524
Mortgage-backed securities	14,396,808	12,289,994
CMOs and Structured CMBS	8,310,700	8,471,718
	$48,099,781	$44,386,996

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 2. SECURITIES (Continued)
The following table summarizes the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2025 and 2024.

	Twelve Months or Less		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Total Unrealized Losses
December 31, 2025
U.S. treasury notes and bonds	$—	$—	$(550,352)	$9,837,900	$(550,352)
U.S. Government sponsored agency securities	—	—	(131,455)	5,295,323	(131,455)
State and political subdivisions	—	—	(1,085,186)	7,642,058	(1,085,186)
Mortgage-backed securities	(1,752)	168,568	(2,105,062)	12,121,426	(2,106,814)
CMOs and structured CMBS	(1,878)	563,127	—	—	(1,878)
	$(3,630)	$731,695	$(3,872,055)	$34,896,707	$(3,875,685)
December 31, 2024
U.S. treasury notes and bonds	$(592,492)	$9,809,400	$—	$—	$(592,492)
U.S. Government sponsored agency securities	—	—	(327,613)	6,652,819	(327,613)
State and political subdivisions	—	—	(1,295,561)	8,343,172	(1,295,561)
Corporate securities	—	—	(7,725)	1,492,275	(7,725)
Mortgage-backed securities	—	—	(2,821,667)	13,144,970	(2,821,667)
CMOs and structured CMBS	(575,734)	8,632,407	—	—	(575,734)
	$(1,168,226)	$18,441,807	$(4,452,566)	$29,633,236	$(5,620,792)

Substantially all unrealized losses on fifty-eight securities were caused by interest rate changes rather than the credit quality of the issuers or underlying loans. Because the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before recovery of the amortized cost basis, which may be maturity, the Company does not consider these securities to be impaired at December 31, 2025.
NOTE 3. LOANS
The composition of loans is summarized as follows:

	December 31, 2025		December 31, 2024
	Amount	% of Total	Amount	% of Total
Real estate mortgages:
Construction and land development	$66,829,222	9.4%	$71,107,265	11.6%
1-4 family first mortgage	44,004,475	6.2%	41,377,012	6.8%
Commercial	205,985,052	28.9%	193,326,705	31.6%
Other	142,887,923	20.0%	135,571,714	22.2%
Commercial	238,094,631	33.4%	160,712,742	26.3%
Consumer and other	14,884,953	2.1%	9,022,632	1.5%
	712,686,256	100%	611,118,070	100%
Net deferred loan fees	(982,595)		(673,286)
Allowance for credit losses	(8,568,453)		(7,325,337)
Loans, net	$703,135,208		$603,119,447

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3. LOANS (Continued)
Credit Risk Management
Credit Administration is responsible for the credit risk management process and assesses the accuracy of risk ratings, the quality of the loan portfolio and the estimation of inherent credit losses in the loan portfolio. This comprehensive process also assists in the prompt identification of problem credits. The Company has taken a number of measures to manage the portfolio and reduce risk, particularly in the more problematic portfolio classes.
The Company employs a credit risk management process with defined policies, accountability and routine reporting to manage credit risk in the loan portfolio segments. Credit risk management is guided by credit policies that provide for a consistent and prudent approach to underwriting and approvals of credits. Within the Board approved Loan Policy, procedures exist that elevate the approval requirements as credits become larger and more complex. All loans are individually underwritten, risk-rated, approved, and monitored.
Responsibility and accountability for adherence to underwriting policies and accurate risk ratings lies in each portfolio segment. For the consumer portfolio segment, the risk management process focuses on managing clients who become delinquent in their payments. For the commercial and real estate portfolio segments, the risk management process focuses on underwriting new business and, on an ongoing basis, monitoring the credit of the portfolios. Loan Review and Credit Administration establish a timely schedule and scope for loan reviews. These reviews ensure such loans have proper risk ratings and accrual status.
Credit quality and trends in the loan portfolio segments are measured and monitored regularly. Detailed reports, by product, collateral, accrual status, etc., are reviewed by the Chief Credit Officer, the Officers Loan Committee, and the Directors Loan Committee.
The following categories are utilized by management to analyze and manage the credit quality and risk of the loan portfolio:
•	Pass - includes obligations where the probability of default is considered low.
•
Special Mention - includes obligations that exhibit potential credit weaknesses or downward trends deserving management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects or credit position at a future date. These loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

•
Substandard - includes obligations with defined weaknesses that jeopardize the orderly liquidation of debt. A substandard loan is inadequately protected by the current sound worth and paying capacity of the borrower or by the collateral pledged, if any. Normal repayment from the borrower is in jeopardy although no loss of principal is envisioned. There is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard loans, does not have to exist in individual loans classified substandard.

•
Doubtful - includes obligations with all the weaknesses found in substandard loans with the added provision that the weaknesses make collection of debt in full, based on currently existing facts, conditions, and values, highly questionable and improbable. Serious problems exist to the point where partial loss of principal is likely. The possibility of loss is extremely high, but because of certain important, reasonably specific pending factors that may work to strengthen the loan, the loans’ classification as loss is deferred until a more exact status may be determined.

•
Loss - includes obligations incapable of repayment or unsecured debt. Such loans are considered uncollectible and of such little value, that continuance as an active asset is not warranted. Loans determined to be a loss are charged off at the date of loss determination. Consequently, there are no loans with a loss rating in the Company’s portfolio as of December 31, 2025 or 2024.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3. LOANS (Continued)
The following table presents credit quality indicators as described above for the loan portfolio segments and classes, based on the most recent analysis performed, as of December 31, 2025:

	2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
Real estate mortgages:
Construction and land development
Pass	34,201,625	16,625,011	9,385,211	3,347,606	1,982,185	333,777	953,807	66,829,222
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total	34,201,625	16,625,011	9,385,211	3,347,606	1,982,185	333,777	953,807	66,829,222
YTD gross charge offs	—	—	—	—	—	—	—	—
1-4 family first mortgage
Pass	9,914,978	4,779,718	2,210,756	14,022,049	8,281,210	4,634,206	161,558	44,004,475
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total	9,914,978	4,779,718	2,210,756	14,022,049	8,281,210	4,634,206	161,558	44,004,475
YTD gross charge offs	—	—	—	—	—	—	—	—
Commercial
Pass	38,489,155	36,060,590	31,454,911	39,179,673	27,200,604	32,144,503	1,455,616	205,985,052
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total	38,489,155	36,060,590	31,454,911	39,179,673	27,200,604	32,144,503	1,455,616	205,985,052
YTD gross charge offs	—	—	—	—	—	—	—	—
Other
Pass	28,043,906	14,216,176	965,865	9,999,916	6,973,694	6,966,841	75,721,525	142,887,923
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total	28,043,906	14,216,176	965,865	9,999,916	6,973,694	6,966,841	75,721,525	142,887,923
YTD gross charge offs	—	—	—	—	—	—	—	—
Commercial and industrial
Pass	105,220,050	17,151,245	16,610,811	12,569,649	9,028,870	3,468,651	61,500,590	225,549,866
Special Mention	—	—	—	—	—	—	12,499,950	12,499,950
Substandard	—	—	—	—	—	—	44,815	44,815
Doubtful	—	—	—	—	—	—	—	—
Total	105,220,050	17,151,245	16,610,811	12,569,649	9,028,870	3,468,651	74,045,355	238,094,631
YTD gross charge offs	—	—	—	—	—	—	—	—
Consumer and other
Pass	5,080,075	262,818	411,248	—	—	2,339	9,128,473	14,884,953
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total	5,080,075	262,818	411,248	—	—	2,339	9,128,473	14,884,953
YTD gross charge offs	—	—	—	—	—	—	—	—
Gross Loans
Pass	220,949,789	89,095,558	61,038,802	79,118,893	53,466,563	47,550,317	148,921,569	700,141,491
Special Mention	—	—	—	—	—	—	12,499,950	12,499,950
Substandard	—	—	—	—	—	—	44,815	44,815
Doubtful	—	—	—	—	—	—	—	—
Total	220,949,789	89,095,558	61,038,802	79,118,893	53,466,563	47,550,317	161,466,334	712,686,256
YTD gross charge offs	—	—	—	—	—	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3. LOANS (Continued)
The following table presents credit quality indicators as described above for the loan portfolio segments and classes, based on the most recent analysis performed, as of December 31, 2024:

	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Real estate mortgages:
Construction and land development
Pass	27,573,959	23,946,825	10,101,420	8,024,913	360,357	101,776	998,015	71,107,265
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total	27,573,959	23,946,825	10,101,420	8,024,913	360,357	101,776	998,015	71,107,265
YTD gross charge offs	—	—	—	—	—	—	—	—

1-4 family first mortgage
Pass	8,118,428	2,926,340	14,999,940	8,804,733	3,766,855	2,586,864	173,852	41,377,012
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total	8,118,428	2,926,340	14,999,940	8,804,733	3,766,855	2,586,864	173,852	41,377,012
YTD gross charge offs	—	—	—	—	—	—	—	—

Commercial
Pass	27,544,390	32,572,259	49,046,050	30,866,377	23,335,341	27,883,419	2,078,869	193,326,705
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total	27,544,390	32,572,259	49,046,050	30,866,377	23,335,341	27,883,419	2,078,869	193,326,705
YTD gross charge offs	—	—	—	—	—	—	—	—

Other
Pass	13,806,114	974,391	10,348,163	21,040,827	344,738	7,164,469	81,893,012	135,571,714
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Total	13,806,114	974,391	10,348,163	21,040,827	344,738	7,164,469	81,893,012	135,571,714
YTD gross charge offs	—	—	—	—	—	—	—	—

Commercial and industrial
Pass	24,332,865	24,037,797	12,964,210	10,624,517	1,390,544	3,751,943	83,560,866	160,662,742
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	50,000	50,000
Doubtful	—	—	—	—	—	—	—	—
Total	24,332,865	24,037,797	12,964,210	10,624,517	1,390,544	3,751,943	83,610,866	160,712,742
YTD gross charge offs	—	—	—	—	—	—	563,717	563,717

Consumer and other
Pass	413,808	634,893	—	—	6,250	—	7,967,681	9,022,632
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3. LOANS (Continued)

	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Total	413,808	634,893	—	—	6,250	—	7,967,681	9,022,632
YTD gross charge offs	—	—	—	—	—	—	—	—

Gross Loans
Pass	101,789,564	85,092,505	97,459,783	79,361,367	29,204,085	41,488,471	176,672,295	611,068,070
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	50,000	50,000
Doubtful	—	—	—	—	—	—	—	—
Total	101,789,564	85,092,505	97,459,783	79,361,367	29,204,085	41,488,471	176,722,295	611,118,070
YTD gross charge offs	—	—	—	—	—	—	563,717	563,717

Collateral Dependent Loans
The Company classifies a loan as collateral dependent when the borrower is experiencing financial difficulty, and expected repayment is to be provided substantially through the operation or sale of the collateral. There were no collateral dependent loans as of December 31, 2025 and 2024.
Past Due Loans
A loan is considered past due if any required principal and interest payments have not been received as of the date such payments were required to be made under the terms of the loan agreement. Generally, management places loans on non-accrual when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. The following table presents the aging of the recorded investment in loans by portfolio segments and classes as of December 31, 2025 and 2024:

		Past Due Status (Accruing Loans)
	Current	30-89 Days	90+ Days	Total Past Due	Nonaccrual without ACL	Nonaccrual with ACL	Total
December 31, 2025
Real estate mortgages:
Construction and land development	$66,829,222	$—	$—	$—	$—	$—	$66,829,222
1-4 family first mortgage	44,004,475	—	—	—	—	—	44,004,475
Commercial	205,985,052	—	—	—	—	—	205,985,052
Other	142,887,923	—	—	—		—	142,887,923
Commercial	238,049,816	44,815	—	44,815	—	—	238,094,631
Consumer and other	14,884,953	—	—	—	—	—	14,884,953
Total:	$712,641,441	$44,815	$—	$44,815	$—	$—	$712,686,256
December 31, 2024
Real estate mortgages:
Construction and land development	$71,107,265	$—	$—	$—	$—	$—	$71,107,265
1-4 family first mortgage	41,377,012	—	—	—	—	—	41,377,012
Commercial	193,326,705	—	—	—	—	—	193,326,705
Other	135,571,714	—	—	—	—	—	135,571,714
Commercial	160,712,742	—	—	—	—	—	160,712,742
Consumer and other	9,022,632	—	—	—	—	—	9,022,632
Total:	$611,118,070	$—	$—	$—	$—	$—	$611,118,070

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3. LOANS (Continued)
Allowance for Credit Losses
The following tables detail activity in the allowance for credit losses by portfolio segment for the years ended December 31, 2025 and 2024. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Real Estate	Commercial	Consumer and other	Total
December 31, 2025
Allowance for credit losses:
Balance, beginning of year	$5,282,079	$1,915,615	$127,643	$7,325,337
Provision for credit losses	404,353	565,604	106,251	1,076,208
Loans charged off	—	—	—	—
Recoveries of loans previously charged off	—	166,908	—	166,908
Balance, end of year	$5,686,432	$2,648,127	$233,894	$8,568,453

December 31, 2024
Allowance for credit losses:
Balance, beginning of year	$4,283,695	$1,750,518	$124,202	$6,158,415
Provision for credit losses	998,384	460,461	3,441	1,462,286
Loans charged off	—	(563,717)	—	(563,717)
Recoveries of loans previously charged off	—	268,353	—	268,353
Balance, end of year	$5,282,079	$1,915,615	$127,643	$7,325,337

Related Party Loans
In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans is as follows:

	December 31,
	2025	2024
Balance, beginning of year	$21,887,129	$17,420,700
Advances	9,824,826	18,389,723
Repayments	(7,543,300)	(13,923,294)
Loans, net	$24,168,655	$21,887,129

NOTE 4. PREMISES AND EQUIPMENT
A summary of premises and equipment is as follows:

	December 31,
	2025	2024
Leasehold improvements	$536,539	$35,820
Furniture and equipment	1,741,704	999,513
	2,278,243	1,035,333
Accumulated depreciation	(905,159)	(759,184)
	$1,373,084	$276,149

Depreciation expense for the years ended December 31, 2025 and 2024 amounted to $189,068 and $100,642, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 4. PREMISES AND EQUIPMENT (Continued)
Leases
The Company leases office and branch facilities under operating lease arrangements. During the current year, the Company terminated its prior headquarters lease in Birmingham, Alabama and entered into two new operating leases in connection with the relocation of its corporate headquarters and the opening of a new branch location.
The Company entered into an operating lease for its corporate headquarters located in the John Hand Building in Birmingham, Alabama. The lease commenced on October 1, 2025 and has an initial non-cancelable term of 15 years, expiring in September 2040. The lease includes one ten-year renewal option; however, the renewal option has not been included in the measurement of the right-of-use asset or lease liability due to uncertainty regarding the exercise of the option.
In addition, the Company entered into an operating lease for a branch location in Mountain Brook, Alabama. The lease term commenced August 1, 2025, and has an initial noncancelable term of fifteen years. The lease includes two five-year renewal options, which are not included in the right-of-use asset or lease liability due to uncertainty of renewal.
Supplemental balance sheet information related to operating leases is as follows:

	December 31,
	2025	2024
Right-of-use asset	$6,645,394	$316,109
Lease liabilities	$6,710,210	$155,585
Weighted average remaining lease term	14.7 years	0.8 years
Weighted average discount rate	3.71%	4.17%

The Company leases certain office facilities from a director of the Company. The lease agreements were negotiated at market terms.
Future minimum rental payments required under operating leases as of December 31, 2025 are as follows:

2026	$495,674
2027	509,997
2028	524,741
2029	539,904
2030	555,488
Thereafter	6,321,058
Total lease payments	8,946,862
Less: imputed interest and operating expenses	(2,236,652)
Present value of lease liability	$6,710,210

Future minimum lease payments disclosed above include the monthly base rent, fixed operating expenses, fixed real estate tax expense and fixed insurance expenses that are included in the lease agreement. Total lease expense was $557,408 and $281,508 for 2025 and 2024, respectively.
NOTE 5. DERIVATIVES
The Company has derivative financial instruments in the form of interest rate swap agreements, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivatives are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instrument, is reflected on the Company’s consolidated balance sheet as other assets or other liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5. DERIVATIVES (Continued)
As part of its asset liability management, the Bank utilizes interest rate swap agreements to help manage its interest rate risk positions. The notional amount of the interest rate swaps does not represent the amount exchanged by the parties. The exchange of cash flows is determined by reference to the notional amounts and the other terms of the interest rate swap agreements.
A fair value basis adjustment associated with the available for sale fixed rate bonds initially results in an adjustment to accumulated other comprehensive income (loss) (AOCI). For available for sale securities subject to fair value hedge accounting, the changes in the fair value of the fixed rate bonds related to the hedged risk (the benchmark interest rate component) are then reclassified from AOCI to current earnings offsetting the fair value measurement change of the interest rate swap, which is also recorded in current earnings.
The table below presents the fair value of the Company’s derivative financial instruments including the effects of offsetting as well as their classification on the consolidated balance sheets as of December 31, 2025 and December 31, 2024:

December 31, 2025
Derivatives Designated as Fair Value Hedges	Notional Amount	Balance Sheet Location	Fair Value
Interest Rate Products	9,760,000	Other Assets	$648,823
Interest Rate Products	7,998,604	Accounts payable and accrued liabilities	$(103,043)

December 31, 2024
Derivatives Designated as Fair Value Hedges	Notional Amount	Balance Sheet Location	Fair Value
Interest Rate Products	9,760,000	Other Assets	$617,557
Interest Rate Products	8,998,460	Other Assets	$62,166

NOTE 6. DEPOSITS
The composition of deposits is summarized as follows:

	December 31,
	2025	2024
Noninterest-bearing accounts	$130,391,142	$126,175,753
Interest-bearing accounts	521,836,484	531,603,799
Savings accounts	698,284	445,477
Time deposits:
Time Deposits of $250,000 or more	7,837,387	8,656,053
Other certificates of deposits	52,669,004	30,352,654
Total deposits	$713,432,301	$697,233,736

The scheduled maturities of time deposits at December 31, 2025 are as follows:

2026	$60,299,333
2027	207,058
$60,506,391

Brokered deposits totaled $53,032,631 at December 31, 2025 and $38,215,537 at December 31, 2024. Related party deposits as of December 31, 2025 and 2024, totaled approximately $28,321,000 and $42,430,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 7. OTHER BORROWINGS
Available Funding
The Company has Federal Funds lines of credit with correspondent banks totaling $30,000,000 at December 31, 2025. There were no amounts outstanding under these arrangements at December 31, 2025 and 2024.
The Company maintains a credit facility with the Federal Home Loan Bank of Atlanta for borrowings up to approximately $223,510,000 as of December 31, 2025 subject to certain collateral requirements. The Company has pledged loans with carrying values of approximately $91,705,000 and securities pledged with a market value of approximately $3,604,000 at December 31, 2025 to secure borrowings under this arrangement as needed. As of December 31, 2025, there was $25,000,000 outstanding and $29,783,892 available under this arrangement. There were no amounts outstanding as of December 31, 2024.
The Company has additional borrowing availability with the Federal Reserve Bank through the discount window. FRB borrowing capacity is determined based on eligible loan amounts that can be used as collateral for future borrowing capacity. The Company has pledged loans with carrying values of approximately $283,531,000 at December 31, 2025. At December 31, 2025 and 2024, there were no amounts outstanding and approximately $244,483,000 and $171,075,000 available under this arrangement, respectively.
NOTE 8. INCOME TAXES
Income taxes consists of the following:

	Years Ended December 31,
	2025	2024
Current
Federal	$3,017,927	$2,686,412
State	735,918	685,680
Deferred
Federal	(147,102)	(42,450)
State	(48,697)	(14,053)
Income tax expense	$3,558,046	$3,315,589

Income tax differs from the amounts computed by applying the federal statutory income tax rate to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,
	2025	2024
Income tax expense (benefit) at federal statutory tax rate	$2,888,295	$2,755,129
State income tax expense	542,905	530,585
Nontaxable or nondeductible items	125,766	29,875
Other	1,080	—
Income tax expense	$3,558,046	$3,315,589

For the years ended 2025 and 2024, Alabama made up greater than 50% of the effect of the state income tax category.
Components of deferred tax assets and liabilities included in the balance sheets are as follows:

	Years Ended December 31,
	2025	2024
Deferred tax assets:
Allowance for credit losses	$2,239,365	$1,914,477
Unfunded commitment	124,795	88,712
Preopening expenses	147,707	166,336

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 8. INCOME TAXES (Continued)

	Years Ended December 31,
	2025	2024
Deferred loan fees	256,801	175,963
Securities available for sale	970,336	1,468,994
Other	35,657	—
	3,774,661	3,814,482
Deferred tax liabilities:
Depreciation	356,847	70,362
Other	—	23,447
	356,847	93,809
Net deferred income taxes	$3,417,814	$3,720,673

The federal and state income tax returns of the Company are subject to examination, generally for three years after they were filed.
NOTE 9. EMPLOYEE AND DIRECTOR BENEFIT PLANS
Organizer Stock Warrants
In recognition of the efforts made and financial risks undertaken by the Company’s organizers in organizing the Company, the Company granted each organizer warrants allowing them to purchase up to 551,250 shares in aggregate of Company common stock. The warrant price is $10.00 per share and vests in equal increments over a five-year period. The warrants will be exercisable for a 10-year period unless there is a change in control, in which event all warrants will be completely vested.
In connection with the Company’s initial stock offering, each organizing subscriber received one (1) organizer stock warrant entitling him or her to purchase one share of common stock for every two (2) shares purchased in the initial offering.
A summary of warrant activity as of December 31, 2025 and 2024, and changes during the years then ended is presented below:

	Number	Weighted- Average Exercise Price
Year Ended December 31, 2025
Warrants outstanding, beginning of year	551,250	$10.00
Granted	—	—
Exercised	25,000	10.00
Warrants outstanding, end of year	526,250	$10.00
Exercisable at December 31, 2025	526,250	$10.00
Weighted-average remaining contractual life		2.4 years

	Number	Weighted- Average Exercise Price
Year Ended December 31, 2024
Warrants outstanding, beginning of year	551,250	$10.00
Granted	—	—
Exercised	—	—
Warrants outstanding, end of year	551,250	$10.00
Exercisable at December 31, 2024	551,250	$10.00
Weighted-average remaining contractual life		3.4 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9. EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)
The total intrinsic value of warrants exercised during the year ended December 31, 2025 was $187,500.
Incentive Stock Plan
On June 4, 2018, the Company established an incentive stock plan for key employees and directors. During the 2022 Annual Stockholders meeting, approval was given to make available an additional 200,000 shares to be granted under this plan. The purpose of the plan is to promote the long-term success of the Company by providing financial incentives to persons in a position to make significant contributions towards the Company’s success. The incentive stock plan permits the granting of stock options and restricted stock. The maximum number of shares that may be issued under this plan is 600,000. As of December 31, 2025 and 2024, there were 194,129 and 193,300 share awards available to be granted, respectively.
Stock Options
Options vest in equal increments over a five-year period. The options will be exercisable for a 10-year period unless there is a change in control, in which event all options will be completely vested. The Company did not issue stock options during the year ended December 31, 2025 or 2024.
A summary of stock option activity as of December 31, 2025 and 2024, and changes during the years then ended is presented below:

	Number	Weighted- Average Exercise Price
Year Ended December 31, 2025
Options outstanding, beginning of year	313,500	$10.63
Granted	—	—
Exercised	—	—
Forfeited	—	—
Options outstanding, end of year	313,500	$10.63
Exercisable at December 31, 2025	299,600	$10.50
Weighted-average remaining contractual life		3.4 years

	Number	Weighted- Average Exercise Price
Year Ended December 31, 2024
Options outstanding, beginning of year	313,500	$10.63
Granted	—	—
Exercised	—	—
Forfeited	—	—
Options outstanding, end of year	313,500	$10.63
Exercisable at December 31, 2024	280,300	$10.40
Weighted-average remaining contractual life		4.4 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9. EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)
The following table summarizes activity for non-vested stock options:

	Shares	Weighted- Average Grant Date Fair Value
Year Ended December 31, 2025:
Non-vested at beginning of year	33,200	$12.58
Granted	—	—
Vested	(19,300)	12.04
Forfeited	—	—
Non-vested at end of year	13,900	$13.34

	Shares	Weighted- Average Grant Date Fair Value
Year Ended December 31, 2024:
Non-vested at beginning of year	59,900	$12.09
Granted	—	—
Vested	(26,700)	11.48
Forfeited	—	—
Non-vested at end of year	33,200	$12.58

Restricted Stock
The Company may issue restricted stock from the Plan discussed in this note under “Incentive Stock Plan”. Recipients of restricted stock do not pay any cash consideration to the Company for the shares. The restriction is based upon continuous service.
Restricted stock consists of the following:

	Restricted Shares	Weighted- Average Grant Date Fair Value
Year Ended December 31, 2025
Balance, beginning of year	68,600	$14.93
Granted	500	17.27
Vested	(17,191)	15.47
Forfeited	(1,329)	15.15
Unvested balance, end of year 2025	50,580	$15.96

	Restricted Shares	Weighted- Average Grant Date Fair Value
Year Ended December 31, 2024
Balance, beginning of year	58,100	$14.93
Granted	24,350	17.31
Vested	(13,450)	14.79
Forfeited	(400)	13.90
Unvested balance, end of year 2024	68,600	$15.81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 9. EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)
Share-Based Compensation Expense
The fair value of each organizer stock warrant and incentive stock option award was estimated on the date of grant using a Black-Scholes-Merton valuation model that incorporated various assumptions. Expected volatilities were based on an average of traded community banks. The Company considered historical data and peer group data to estimate option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options and warrants granted was based on the short-cut method and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the awards was based on the U.S. Treasury yield curve in effect at the time of grant.
A summary of the Company’s share-based compensation charged to expense is as follows:

	Years Ended December 31,
	2025	2024
Incentive stock options	$67,665	$95,571
Restricted stock	284,032	219,656
	$351,697	$315,227

As of December 31, 2025, there was $32,869 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted. That cost is expected to be recognized over a weighted-average period of 1 year.
Compensation expense for restricted stock is based on the estimated market price of the Company stock at the time of the grant and amortized on a straight-line basis over the vesting period. Unvested restricted stock is shown as a reduction of stockholder’s equity until earned. As of December 31, 2025 and 2024, unvested restricted stock totaled $735,482 and $1,013,659, respectively, and is expected to be recognized over a weighted-average period of 1.98 years.
401(k) Plan
The Company sponsors a 401(k) plan covering substantially all employees. There were contributions to the plan totaling $244,636 and $177,203 charged to expense for the years ended December 31, 2025 and 2024, respectively.
NOTE 10.  COMMITMENTS AND CONTINGENCIES
Loan Commitments
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its clients. These financial instruments include commitments to extend credit and standby letters of credit.
The Company’s exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. A summary of the Company’s commitments is as follows:

	Years Ended December 31,
	2025	2024
Commitments to extend credit	$247,448,880	$196,255,640
Standby letters of credit	8,308,657	8,600,431
	$255,757,537	$204,856,071

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 10.  COMMITMENTS AND CONTINGENCIES (Continued)
the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the client. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a client to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to clients. Collateral held varies as specified above and is required in instances which the Company deems necessary.
The Company maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable. The allowance for off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the allowance for credit losses on loans. The allowance for credit losses for unfunded commitments is classified on the consolidated balance sheets within other liabilities.
The following table presents the balance and activity in the allowance for credit losses for unfunded commitments:

Allowance for Credit Losses - Unfunded Commitments
December 31, 2025
Beginning Balance	$339,439
Provision for unfunded commitments	138,062
Ending Balance	$477,501

Allowance for Credit Losses - Unfunded Commitments
December 31, 2024
Beginning Balance	$507,711
Provision for unfunded commitments	(168,272)
Ending Balance	$339,439

Contingencies
In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s consolidated financial statements.
NOTE 11.  CONCENTRATIONS OF CREDIT RISK
The Company originates primarily commercial, residential, and consumer loans to clients in Jefferson County and surrounding counties. The ability of the majority of the Company’s clients to honor their contractual loan obligations is dependent on the economy in the metropolitan Birmingham area.
Sixty-five percent of the Company’s loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company’s primary market area. Accordingly, the ultimate collectability of the loan portfolio is susceptible to changes in real estate conditions in the Company’s primary market area. The other concentrations of credit by type of loan are set forth in Note 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 11.  CONCENTRATIONS OF CREDIT RISK (Continued)
The Company, according to regulatory restrictions, may not generally extend credit to any single borrower or group of related borrowers on a secured basis in excess of 20% of capital, as defined, or approximately $19,543,000, or on an unsecured basis in excess of 10% of capital, as defined, or approximately $9,772,000. In addition, the Company has established internal policies that may further limit the extension of credit to any single borrower or group of related borrowers.
NOTE 12.  REGULATORY MATTERS
The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. The Bank had approximately $22,370,000 in dividends available to be paid without regulatory approval as of January 1, 2026.
The Bank is also subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total capital, Tier 1 capital, and common equity Tier 1 capital (CET1) to risk-weighted assets, and of Tier 1 capital to average assets. In addition, the Bank is subject to an institution-specific capital buffer, which must exceed 2.50% to avoid limitations on distributions and discretionary bonus payments. Management believes, as of December 31, 2025 and 2024, that the Bank meets all capital adequacy requirements to which it is subject.
As of December 31, 2025, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.
The Bank’s actual capital amounts and ratios are presented in the following table (Dollars in thousands):

	Actual		For Capital Adequacy Purposes[1]		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025
Total Capital to Risk Weighted Assets	$97,720	12.892%	$79,589	10.500%	$75,799	10.000%
Tier 1 Capital to Risk Weighted Assets	$88,674	11.699%	$64,429	8.500%	$60,639	8.000%
CET1 Capital to Risk Weighted Assets	$88,674	11.699%	$53,060	7.000%	$49,270	6.500%
Tier 1 Capital to Average Total Assets	$88,674	10.919%	$32,483	4.000%	$40,604	5.000%

December 31, 2024
Total Capital to Risk Weighted Assets	$85,078	13.211%	$67,620	10.500%	$64,400	10.000%
Tier 1 Capital to Risk Weighted Assets	$77,414	12.021%	$54,740	8.500%	$51,520	8.000%
CET1 Capital to Risk Weighted Assets	$77,414	12.021%	$45,080	7.000%	$41,860	6.500%
Tier 1 Capital to Average Total Assets	$77,414	10.579%	$29,272	4.000%	$36,590	5.000%

1	Includes the capital conservation buffer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13. FAIR VALUE OF ASSETS AND LIABILITIES
Determination of Fair Value
The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic (FASB ASC 820), the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.
The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.
Fair Value Hierarchy
In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.
Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
Level 2 - Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.
Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:
Cash and Due From Banks and Interest-Bearing Deposits in Banks: The carrying amounts of these short-term instruments approximate fair values based on the short-term nature of the assets.
Securities: Where quoted prices were available in an active market, management classifies the securities within level 1 of the valuation hierarchy. Securities are defined as both long and short positions. Level 1 securities include highly liquid government bonds and exchange-traded equities.
If quoted market prices are not available, management estimates fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13. FAIR VALUE OF ASSETS AND LIABILITIES (Continued)
which would generally be classified within level 2 of the valuation hierarchy, include GSE obligations and municipal securities. Mortgage-backed securities are included in level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, those securities are classified in level 3.
Restricted Equity Securities: The carrying amount of restricted equity securities with no readily determinable fair value approximates fair value based on the redemption provisions of the issuers which is cost.
Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair value for other loans (for example, commercial real estate, mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using market interest rates for comparable loans. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
Derivatives: The Company has derivative instruments in the form of interest rate swap agreements that are carried at fair value. The fair value of these instruments is based on information obtained from a third party financial institution. The Company reflects these instruments within Level 2 of the valuation hierarchy.
Deposits: The fair values disclosed for demand deposits (for example, interest and noninterest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.
Other Borrowings: Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing borrowings.
Accrued Interest: The carrying amount of accrued interest approximates fair value.
Assets Measured at Fair Value on a Recurring Basis

		Fair Value Measurements at December 31, 2025 Using
	Assets Measured at Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities	$44,386,996	$9,837,900	$34,049,096	$500,000
Derivative assets	$648,823	$—	$648,823	$—
Derivative liabilities	$103,043	$—	$103,043	$—

		Fair Value Measurements at December 31, 2024 Using
	Assets Measured at Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Available for sale securities	$48,075,043	$9,809,400	$38,265,643	$—
Derivative assets	$679,723	$—	$679,723	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13. FAIR VALUE OF ASSETS AND LIABILITIES (Continued)
Assets Measured at Fair Value on a Nonrecurring Basis
The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. Assets measured at fair value on a nonrecurring basis are included in the table below as of December 31, 2025 and December 31, 2024:

		Fair Value Measurements at December 31, 2025 Using
	Assets Measured at Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Individually analyzed loans	$44,815	$—	$—	$44,815

		Fair Value Measurements at December 31, 2024 Using
	Assets Measured at Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Individually analyzed loans	$50,000	$—	$—	$50,000

Fair Value of Financial Instruments
The carrying amount and estimated fair value of the Company’s financial instruments as of December 31, 2025 and 2024 were as follows:

	December 31, 2025
		Estimated Fair Value
	Carrying Amount	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks, and interest-bearing deposits in banks	$70,960,144	$70,960,144	$—	$—
Available for sale securities	44,386,996	9,837,900	34,049,096	500,000
Restricted equity securities	1,734,300	1,734,300	—	—
Loans, net	703,135,208	—	701,473,208	—
Derivatives	648,823	—	648,823	—
Accrued interest receivable	2,620,283	—	2,620,283	—

Financial liabilities:
Deposits	$713,432,301	$—	$713,410,301	$—
Other borrowings	25,000,000	—	25,025,000	—
Derivatives	103,043	—	103,043	—
Accrued interest payable	65,064	—	65,064	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 13. FAIR VALUE OF ASSETS AND LIABILITIES (Continued)

	December 31, 2024
		Estimated Fair Value
	Carrying Amount	Level 1	Level 2	Level 3
Financial assets:
Cash and due from banks, and interest-bearing deposits in banks	$114,851,001	$114,851,001	$—	$—
Available for sale securities	48,075,043	9,809,400	38,265,643	—
Restricted equity securities	443,700	443,700	—	—
Loans, net	603,119,447	—	599,232,447	—
Derivatives	679,723	—	679,723	—
Accrued interest receivable	2,231,882	—	2,231,882	—

Financial liabilities:
Deposits	$697,233,736	$—	$697,257,736	$—
Accrued interest payable	66,128	—	66,128	—

NOTE 14. PARENT COMPANY FINANCIAL INFORMATION
The following information presents the condensed balance sheet, condensed statements of income and cash flows of CommerceOne Financial Corporation as of December 31, 2025 and 2024.
CONDENSED BALANCE SHEETS

	2025	2024
Assets
Cash	$3,013,885	$1,591,023
Investment in subsidiary	86,470,605	73,940,192
Other assets	674,960	40,090
Total assets	$90,159,450	$75,571,305

Liabilities and stockholders’ equity
Other accrued expenses	2,444,624	—
Stockholders’ equity	87,714,826	75,571,305
Total liabilities and stockholders’ equity	$90,159,450	$75,571,305

CONDENSED STATEMENTS OF INCOME

	2025	2024
Income
Dividend income	$1,750,000	$750,000
Total income	1,750,000	750,000

Expense
Other operating expense	3,108,518	39,374
Total expense	3,108,518	39,374
Income before income tax benefit and undistributed earnings of subsidiary.	(1,358,518)	710,626

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 14. PARENT COMPANY FINANCIAL INFORMATION (Continued)

	2025	2024
Income tax benefit	646,874	9,802
Income before undistributed earnings of subsidiary	(711,644)	720,428

Undistributed earnings of subsidiary	10,907,382	9,083,647
Net income	$10,195,738	$9,804,075

CONDENSED STATEMENTS OF CASH FLOWS

	2025	2024
OPERATING ACTIVITIES
Net income	$10,195,738	$9,804,075
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings of subsidiary	(10,907,382)	(9,083,647)
Net other operating activities	1,809,755	4,909
Net cash provided by operating activities	1,098,111	725,337

FINANCING ACTIVITIES
Taxes paid related to net share settlement of equity awards	(20,830)	—
Exercise of organizer warrants	250,000	—
Purchase of treasury stock	—	(7,841)
Issuance of common stock	95,581	49,312
Net cash provided by financing activities	324,751	41,471
Increase in cash	1,422,862	766,808
Cash at beginning of year	1,591,023	824,215
Cash at end of year	$3,013,885	$1,591,023

NOTE 15. SUBSEQUENT EVENTS
Subsequent to year end, the Company completed the issuance of subordinated notes totaling $25 million with a term of 10 years and an optional redemption five years after issuance. The notes bear interest at a fixed interest rate of 6.75 percent per year for the first five years, after which the rate resets quarterly to a floating rate equal to 3-month SOFR plus 3.41 percent thereafter. The subordinated notes qualify as Tier 2 capital for regulatory capital purposes and the proceeds will be used for general corporate purposes, including, without limitation, to fund strategic opportunities, future growth, and for investment in, or capital contributions to, the Bank. Management evaluated this transaction and determined it to be a non-recognized subsequent event requiring disclosure but not requiring adjustment to the December 31, 2025 financial statements.
Subsequent to year end, the Company downgraded a credit relationship with an outstanding balance of approximately $12.5 million from Special Mention to Substandard based on borrower repayment uncertainty and updated collateral information that became available after year-end. Management believes the allowance for credit losses recorded as of December 31, 2025 was appropriate based on information available and conditions existing at that date. Any additional provision that may be required is not expected to have a material impact on the Company’s capital ratios.

Annex A
AGREEMENT AND PLAN OF MERGER

by and among

GREEN DOT CORPORATION,

COMMERCEONE FINANCIAL CORPORATION,

COMPASS SUB NORTH, INC.,

COMPASS SUB EAST, INC.,

AND

COMPASS SUB WEST, INC.

Dated as of November 23, 2025

A-i

A-ii

EXHIBITS

Exhibit A:	Form of New CommerceOne Charter	A-63
Exhibit B:	Form of New CommerceOne Bylaws	A-64

A-iii

INDEX OF DEFINED TERMS

Page
ABCL	A-2
Acquisition Proposal	A-47
Affiliate	A-59
Agreement	A-1
Alabama Secretary	A-2
BHC Act	A-11
CARES Act	A-20
Chosen Courts	A-60
Closing	A-2
Closing Date	A-2
Code	A-1
CommerceOne	A-1
CommerceOne Benefit Plans	A-33
CommerceOne Board Recommendation	A-47
CommerceOne Bylaws	A-27
CommerceOne Certificates of Merger	A-2
CommerceOne Charter	A-27
CommerceOne Common Stock	A-3
CommerceOne Contract	A-38
CommerceOne Delaware Certificate of Merger	A-2
CommerceOne Disclosure Schedule	A-27
CommerceOne Equity Awards	A-28
CommerceOne ERISA Affiliate	A-33
CommerceOne Financial Statements	A-30
CommerceOne Meeting	A-46
CommerceOne Merger	A-1
CommerceOne Merger Consideration	A-3
CommerceOne Mergers	A-1
CommerceOne Old Certificate	A-3
CommerceOne Option	A-7
CommerceOne Owned Properties	A-39
CommerceOne Real Property	A-39
CommerceOne Regulatory Agreement	A-38
CommerceOne Restricted Stock	A-6
CommerceOne Software and IT Systems	A-41
CommerceOne Stock Plan	A-6
CommerceOne Subsidiary	A-27
CommerceOne Warrant	A-3
Confidentiality Agreement	A-46
Continuing Employees	A-48
Conversion	A-1
Data Protection Laws	A-20
Delaware Secretary	A-2
DGCL	A-1
Dissenting Shares	A-10

A-iv

Page
Distribution	A-1
DLLCA	A-1
Enforceability Exceptions	A-13
Environmental Laws	A-23
Equity Award Exchange Ratio	A-6
ERISA	A-17
Exchange Act	A-15
Exchange Agent	A-8
Exchange Fund	A-8
Exchange Ratio	A-4
FDIC	A-12
Federal Reserve Board	A-13
Final Exercise Date	A-6
FINRA	A-14
First Effective Time	A-2
First Mergers	A-1
GAAP	A-11
Governmental Entity	A-14
Green Dot	A-1
Green Dot Bank	A-1
Green Dot Benefit Plans	A-17
Green Dot Board Recommendation	A-47
Green Dot Bylaws	A-11
Green Dot Certificate of Merger	A-2
Green Dot Charter	A-11
Green Dot Class A Common Stock	A-3
Green Dot Class B Common Stock	A-3
Green Dot Common Stock	A-3
Green Dot Contract	A-22
Green Dot Disclosure Schedule	A-10
Green Dot ERISA Affiliate	A-17
Green Dot ESPP	A-6
Green Dot Indemnified Parties	A-49
Green Dot Insiders	A-52
Green Dot Meeting	A-46
Green Dot Merger	A-1
Green Dot Merger Consideration	A-4
Green Dot Old Certificate	A-4
Green Dot Owned Properties	A-23
Green Dot Preferred Stock	A-12
Green Dot Real Property	A-24
Green Dot Regulatory Agreement	A-23
Green Dot Reports	A-19
Green Dot RSU Award	A-5
Green Dot Securities	A-12
Green Dot Software and IT Systems	A-26
Green Dot Subsidiary	A-11

A-v

Page
Green Dot Subsidiary Securities	A-12
Implied New CommerceOne Share Price	A-9
Intellectual Property	A-24
IRS	A-18
IT Systems	A-26
knowledge	A-59
Liens	A-13
Loans	A-25
made available	A-59
Malicious Code	A-26
Material Adverse Effect	A-11
Materially Burdensome Regulatory Condition	A-45
Merger Sub	A-1
Merger Sub One	A-1
Merger Sub One Common Stock	A-3
Merger Sub Two Common Stock	A-4
Mergers	A-1
Multiemployer Plan	A-17
Multiple Employer Plan	A-18
New Certificates	A-8
New CommerceOne	A-1
New CommerceOne Bylaws	A-7
New CommerceOne Charter	A-7
New CommerceOne Common Stock	A-3
New CommerceOne RSU Award	A-5
Non-U.S. CommerceOne Benefit Plan	A-35
Non-U.S. Green Dot Benefit Plan	A-19
NYSE	A-9
OCC	A-14
Old Certificates	A-4
Parties	A-1
Payments Business Sale	A-1
Payments Buyer	A-1
Per Share Cash Consideration	A-4
Permitted Encumbrances	A-24
person	A-59
Personal Data	A-20
Premium Cap	A-50
Pre-Sale Reorganization	A-1
Proxy Statement	A-14
Recommendation Change	A-47
Regulatory Agencies	A-14
Representatives	A-51
Requisite CommerceOne Vote	A-29
Requisite Green Dot Vote	A-13
Requisite Regulatory Approvals	A-45
Reverse Termination Fee	A-57

A-vi

Page
S-4	A-14
Sale Transactions	A-1
Sarbanes-Oxley Act	A-15
SBTPG Election	A-1
SEC	A-14
Second Effective Time	A-3
Securities Act	A-19
Security Breach	A-20
Separation Agreement	A-1
Specified Date	A-55
SRO	A-14
Stock Plan	A-5
Subsidiary	A-11
Takeover Statutes	A-24
Tax	A-17
Tax Return	A-17
Taxes	A-17
Termination Date	A-55
Termination Fee	A-56
transactions contemplated by this Agreement	A-59
transactions contemplated hereby	A-59
Unvested Green Dot PSU Award	A-5
Unvested Green Dot RSU Award	A-5
Upstream Certificates of Merger	A-2
Upstream Delaware Certificate of Merger	A-2
Upstream Merger	A-1
Vested Green Dot RSU Award	A-5
Vesting Green Dot PSU Awards	A-5
Vesting Green Dot RSU Award	A-5
WARN Act	A-19

A-vii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of November 23, 2025 (this “Agreement”), by and among Green Dot Corporation, a Delaware corporation (“Green Dot”), CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), Compass Sub North, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne (“New CommerceOne”), Compass Sub East, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne (“Merger Sub One”) and Compass Sub West, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Merger Sub Two Holdco (as defined below) (“Merger Sub Two”). Green Dot, CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two are collectively referred to herein as the “Parties.”
W I T N E S S E T H:
WHEREAS, CommerceOne has organized New CommerceOne, and New CommerceOne has organized Merger Sub One and Compass Sub Northwest, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne (“Merger Sub Two Holdco”), and Merger Sub Two Holdco has organized Merger Sub Two for the purpose of facilitating the transactions contemplated by this Agreement;
WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, (i) Merger Sub One shall merge with and into CommerceOne, with CommerceOne surviving as a direct wholly-owned Subsidiary of New CommerceOne (the “CommerceOne Merger”), (ii) Merger Sub Two shall merge with and into Green Dot, with Green Dot surviving as a direct, wholly-owned Subsidiary of Merger Sub Two Holdco (the “Green Dot Merger”, and together with the CommerceOne Merger, the “First Mergers”); and (iii) CommerceOne, as the surviving corporation of the CommerceOne Merger, shall merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation” (the “Upstream Merger”, and together with the CommerceOne Merger, the “CommerceOne Mergers”, and the Upstream Merger together with the First Mergers, the “Mergers”);
WHEREAS, for U.S. federal income tax purposes, it is intended that the CommerceOne Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;
WHEREAS, the Boards of Directors of Green Dot, CommerceOne, New CommerceOne, Merger Sub One, Merger Sub Two have (i) determined that it is in the best interests of their respective companies and their stockholders to enter into this Agreement and consummate the transactions contemplated hereby, including the Mergers, and (ii) in furtherance thereof, approved this Agreement and the transactions contemplated hereby, including the Mergers;
WHEREAS, concurrently with the execution of this Agreement, New CommerceOne and Green Dot are entering into a Separation Agreement, dated as of the date of this Agreement (as it may be amended, modified or supplemented, the “Separation Agreement”) with Green Dot OpCo, LLC, a Delaware limited liability company (“Payments Buyer”), pursuant to which, among other things, (a) Santa Barbara Tax Products Group, LLC will elect (on IRS Form 8832) to be classified as a disregarded entity for U.S. federal income tax purposes, with an effective date at least one day prior to the Closing Date (the “SBTPG Election”), (b) immediately following the First Mergers, Green Dot, as the surviving corporation of the Green Dot Merger, will convert into a limited liability company pursuant to Section 266 of the Delaware General Corporation Law (the “DGCL”) and Section 18-214 of the Delaware Limited Liability Company Act (the “DLLCA”) (such conversion, the “Conversion”) and, as a result of the Conversion, Green Dot will become a disregarded entity for U.S. federal income tax purposes, (c) immediately following the Conversion, Green Dot will distribute the stock of Green Dot Bank, a Utah-chartered bank and wholly owned Subsidiary of Green Dot (“Green Dot Bank”) to New CommerceOne (the “Distribution”, and collectively with the SBTPG Election and the Conversion, the “Pre-Sale Reorganization”), and (d) immediately following the Pre-Sale Reorganization, Payments Buyer will acquire Green Dot and the Business (as defined in the Separation Agreement), subject to the terms and conditions set forth in the Separation Agreement (“Payments Business Sale”, and together with the Pre-Sale Reorganization, the “Sale Transactions”);
WHEREAS, as a condition and inducement to Green Dot’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, certain stockholders of CommerceOne have executed and delivered to Green Dot, Support Agreements pursuant to which such stockholders have agreed to, among other things, certain limitations on the transfer of their shares of CommerceOne Common Stock and to vote to approve this Agreement and in favor of the transactions contemplated hereby, including the Mergers; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Mergers and also to prescribe certain conditions to the Mergers.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I

THE MERGERS
1.1 The Mergers. Subject to the terms and conditions of this Agreement, in accordance with the DGCL and the Alabama Business and Nonprofit Entities Code (the “ABCL”), as applicable:
(a) at the First Effective Time, (i) Merger Sub One shall merge with and into CommerceOne, the separate corporate existence of Merger Sub One shall cease, and CommerceOne shall be the surviving corporation and a direct, wholly-owned Subsidiary of New CommerceOne and continue its existence under the laws of the State of Alabama as the surviving corporation, and (ii) Merger Sub Two shall merge with and into Green Dot, the separate corporate existence of Merger Sub Two shall cease, and Green Dot shall be the surviving corporation and a direct, wholly-owned Subsidiary of Merger Sub Two Holdco; and
(b) at the Second Effective Time, CommerceOne, as the surviving corporation of the CommerceOne Merger, shall merge with and into New CommerceOne, the separate corporate existence of CommerceOne shall cease, and New CommerceOne shall be the surviving corporation and continue its existence under the laws of the State of Delaware as the surviving corporation.
1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m., New York City time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII hereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Green Dot and CommerceOne. The date on which the Closing occurs is referred to as the “Closing Date.” The Closing shall occur concurrently with the closing of the transactions contemplated by the Separation Agreement, and the First Mergers shall occur only if the Sale Transactions occur immediately thereafter.
1.3 Effective Times.
(a) On or (if agreed by Green Dot and CommerceOne) prior to the Closing Date, (i) CommerceOne and Merger Sub One shall cause to be filed a certificate of merger with respect to the CommerceOne Merger (the “CommerceOne Delaware Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and a certificate of merger with respect to the CommerceOne Merger with the Secretary of State of the State of Alabama (the “Alabama Secretary”) (such certificate, together with the CommerceOne Delaware Certificate of Merger, the “CommerceOne Certificates of Merger”), and (ii) Green Dot and Merger Sub Two shall caused to be filed a certificate of merger with respect to the Green Dot Merger (the “Green Dot Certificate of Merger”) with the Delaware Secretary. The CommerceOne Merger and Green Dot Merger shall become effective simultaneously at such time as may be agreed by the Parties in writing and specified in the CommerceOne Certificates of Merger and the Green Dot Certificate of Merger in accordance with the relevant provisions of the DGCL and the ABCL or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “First Effective Time”).
(b) On or (if agreed by Green Dot and CommerceOne) prior to the Closing Date, CommerceOne and New CommerceOne shall cause to be filed a certificate of merger with respect to the Upstream Merger with the Delaware Secretary (the “Upstream Delaware Certificate of Merger”) and a certificate of merger with respect to the Upstream Merger with the Alabama Secretary (such certificate, together with the Upstream Delaware Certificate of Merger, the “Upstream Certificates of Merger”). The Upstream Merger shall become effective after the Sale Transactions at such time as may be agreed by the Parties in writing and specified in the Upsteam Certificates of Merger in accordance with the relevant provisions of the DGCL or the ABCL or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Second Effective Time”).
1.4 Effects of the Mergers. The Mergers shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and, with respect to the CommerceOne Mergers, the ABCL.
1.5 Treatment of CommerceOne Common Stock in the CommerceOne Merger. At the First Effective Time, by virtue of the CommerceOne Merger and without any action on the part of any of the Parties or any holder of securities thereof:
(a) Subject to Section 2.2(e), each share of the common stock, par value $1.00 per share, of CommerceOne (“CommerceOne Common Stock”), issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive one share of the common stock, par value $0.01 per share, of New CommerceOne (“New CommerceOne Common Stock” and such consideration, the “CommerceOne Merger Consideration”).
(b) All the shares of CommerceOne Common Stock converted into the right to receive the New CommerceOne Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the First Effective Time, and each certificate (each, an “CommerceOne Old Certificate,” it being understood that any reference herein to “CommerceOne Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of CommerceOne Common Stock) previously representing any such shares of CommerceOne Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of New CommerceOne Common Stock which such shares of CommerceOne Common Stock have been converted into the right to receive pursuant to this Section 1.5 and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon.
(c) At the First Effective Time, each outstanding warrant to purchase shares of CommerceOne Common Stock (an “CommerceOne Warrant”) shall, automatically and without any required action on the part of the holder thereof, cease to represent a warrant to purchase shares of CommerceOne Common Stock and shall be converted into a warrant to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Warrant immediately prior to the Effective Time, at an exercise price equal to the exercise price per share of CommerceOne Common Stock of such CommerceOne Warrant immediately prior to the Effective Time. Except as specifically provided above, following the First Effective Time, each CommerceOne Warrant shall continue to be governed by the same terms and conditions as were applicable to such CommerceOne Warrant immediately prior to the First Effective Time.
1.6 Treatment of Merger Sub One Common Stock in the CommerceOne Merger. At the First Effective Time, by virtue of the CommerceOne Merger and without any action on the part of any of the Parties or any holder of securities thereof, each share of the common stock, par value $0.01 per share, of Merger Sub One (“Merger Sub One Common Stock”) issued and outstanding immediately prior to the First Effective Time shall be converted into one share of common stock of CommerceOne as the surviving corporation of the CommerceOne Merger (the “CommerceOne Surviving Corporation Common Stock”).
1.7 Treatment of Green Dot Common Stock in the Green Dot Merger. At the First Effective Time, by virtue of the Green Dot Merger and without any action on the part of any of the Parties or any holder of securities thereof:
(a) Subject to Section 2.2(e), each share of Class A common stock, par value $0.001 per share, of Green Dot (collectively, “Green Dot Class A Common Stock”) and each share of Class B common stock, par value $0.001 per share, of Green Dot (collectively, “Green Dot Class B Common Stock”), in each case issued and outstanding immediately prior to the First Effective Time (collectively, “Green Dot Common Stock”), except for shares of Green Dot Common Stock owned by Green Dot, CommerceOne or New CommerceOne (in each case other than shares of Green Dot Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Green Dot, CommerceOne or New CommerceOne in respect of debts previously contracted), shall be converted into the right to receive (A) 0.2215 shares (as it may be adjusted pursuant to Section 1.7(b), the “Exchange Ratio”) of the New CommerceOne Common Stock and (B) an amount in cash equal to $8.11 (as it may be adjusted pursuant to Section 1.7(b), the “Per Share Cash Consideration,” and the consideration described in clauses (A) and (B), the “Green Dot Merger Consideration”).
(b) All the shares of Green Dot Common Stock converted into the right to receive the Green Dot Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the First Effective Time, and each certificate (each, an “Green Dot Old Certificate,” it being understood that any reference herein to “Green Dot Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Green Dot Common Stock; and the Green Dot Old Certificates and CommerceOne Old Certificates, collectively, the “Old Certificates”) previously representing any such shares of Green Dot Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of New CommerceOne Common Stock which such shares of Green Dot Common Stock have been converted into the right to receive pursuant to this Section 1.7, (ii) the Per Share Cash Consideration in respect of each such share of Green Dot Common Stock, (iii) cash in lieu of fractional shares which the shares of Green Dot Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.7 and Section 2.2(e), without any interest thereon and (iv) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon. If, prior to the First Effective Time, the outstanding shares of CommerceOne Common Stock, New CommerceOne Common Stock or Green Dot Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio and the Per Share Cash Consideration to give CommerceOne and New CommerceOne and the holders of Green Dot Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit Green Dot, CommerceOne or New CommerceOne to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(c) Notwithstanding anything in this Agreement to the contrary, at the First Effective Time, all shares of Green Dot Common Stock that are owned by Green Dot, CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two (in each case other than shares of Green Dot Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Green Dot, CommerceOne or New CommerceOne in respect of debts previously contracted) shall be cancelled and shall cease to exist and no New CommerceOne Common Stock or other consideration shall be delivered in exchange therefor.
1.8 Treatment of Merger Sub Two Common Stock in the Green Dot Merger. At the First Effective Time, by virtue of the Green Dot Merger and without any action on the part of any of the Parties or any holder of securities thereof, each share of the common stock, par value $0.01 per share, of Merger Sub Two (the “Merger Sub Two Common Stock”) issued and outstanding immediately prior to the First Effective Time shall be converted into one share of class A common stock of Green Dot as the surviving corporation of the Green Dot Merger.
1.9 New CommerceOne Common Stock. At the First Effective Time, each share of New CommerceOne Common Stock issued and outstanding immediately prior to the First Effective Time, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the First Effective Time and no consideration shall be delivered in exchange therefor. At and after the Second Effective Time, each share of New CommerceOne Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain an issued and outstanding share of New CommerceOne Common Stock, as applicable, and shall not be affected by the Upstream Merger.

1.10 Treatment of CommerceOne Surviving Corporation Common Stock in the Upstream Merger. At the Second Effective Time, each share of CommerceOne Surviving Corporation Common Stock issued and outstanding immediately prior to the Second Effective Time shall no longer be outstanding and shall be cancelled and shall cease to exist as of the Second Effective Time and no consideration shall be delivered in exchange therefor.
1.11 Treatment of Green Dot RSU and PSU Awards; Green Dot ESPP.
(a) At the First Effective Time, each restricted stock unit award in respect of shares of Green Dot Common Stock (each, a “Green Dot RSU Award”) granted under Green Dot’s Amended and Restated 2010 Equity Incentive Plan (as amended from time to time, the “Stock Plan”) that is vested and outstanding as of immediately prior to, the First Effective Time (each, a “Vested Green Dot RSU Award”), shall, as of the First Effective Time, be cancelled and converted automatically into the right to receive (without interest) the Green Dot Merger Consideration in respect of the number of shares of Green Dot Common Stock subject to such Vested Green Dot RSU Award immediately prior to the First Effective Time, less applicable withholding Taxes (which withholding Taxes shall be deducted from the cash payment to which the holder is entitled pursuant to this Section 1.11(a)); provided, that, with respect to any Vested Green Dot RSU Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code, and that is not permitted to be paid at the First Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Stock Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.
(b) At the First Effective Time, each Green Dot RSU Award that is subject to performance-based vesting conditions and that is outstanding and unvested immediately prior to the First Effective Time (each, an “Unvested Green Dot PSU Award”) and that was granted in calendar year 2025 shall, as of the First Effective Time, be cancelled and converted automatically into the right to receive (without interest) the Green Dot Merger Consideration in respect of the number of shares of Green Dot Common Stock subject to such Unvested Green Dot PSU Award immediately prior to the First Effective Time, determined by deeming any applicable performance-based vesting criteria applicable to such Unvested Green Dot PSU Award achieved at 150% of the target level of performance for the 2025 performance period and the target level of performance for each of the 2026 and 2027 performance periods (such Unvested Green Dot PSU Awards, the “Vesting Green Dot PSU Awards”), less applicable withholding Taxes (which withholding Taxes shall be deducted from the cash payment to which the holder is entitled pursuant to this Section 1.11(b)).
(c) At the First Effective Time, each Unvested Green Dot PSU Award that is not a Vesting Green Dot PSU Award shall be cancelled without any consideration to the holder of such Unvested Green Dot PSU Award.
(d) At the First Effective Time, each outstanding and unvested Green Dot RSU Award that is not an Unvested Green Dot PSU Award and that would otherwise vest in accordance with its terms on or before June 30, 2026, including as a result of a single-trigger vesting provision applicable to such Green Dot RSU Award (each, a “Vesting Green Dot RSU Award”) shall, as of the First Effective Time, fully vest and be cancelled and converted automatically into the right to receive (without interest) the Green Dot Merger Consideration in respect of the number of shares of Green Dot Common Stock subject to such Vesting Green Dot RSU Award immediately prior to the First Effective Time, less applicable withholding Taxes (which withholding Taxes shall be deducted from the cash payment to which the holder is entitled pursuant to this Section 1.11(d)).
(e) At the First Effective Time, each outstanding and unvested Green Dot RSU Award that is neither a Green Dot PSU Award or a Vesting Green Dot RSU Award (each, an “Unvested Green Dot RSU Award”), after giving effect to the forfeiture provisions set forth in Section 7.8 of the Separation Agreement, shall, automatically and without any required action on the part of the holder thereof, be converted into a restricted stock unit award (an “New CommerceOne RSU Award”) in respect of that number of shares of New CommerceOne Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Green Dot Common Stock subject to the Unvested Green Dot RSU Award immediately prior to the First Effective Time, multiplied by (ii) the Equity Award Exchange Ratio (as it may be adjusted if necessary pursuant to the last sentence of Section 1.7(b)). Each such New CommerceOne RSU Award shall be settleable in shares of New CommerceOne Common Stock. Except as expressly provided in this Section 1.11(e), each such New CommerceOne RSU Award shall be subject to the same terms and conditions (including vesting terms) as applied to the corresponding Unvested Green Dot RSU Award immediately prior to the First Effective Time. For purposes of this Agreement, “Equity Award Exchange Ratio” means (A) the Exchange Ratio, plus (B) the quotient of (x) the Per Share Cash Consideration divided by (y) the Implied New CommerceOne Share Price, rounded to the nearest one thousandth.
(f) New CommerceOne shall pay the holders of Vested Green Dot RSU Awards, the Vesting Green Dot PSU Awards and the Vesting Green Dot RSU Awards the cash payments and shares of New CommerceOne Common Stock described in Sections 1.11(a), 1.11(b) and 1.11(d) on or as soon as reasonably practicable after the Closing Date, but in any event no later than the first regular payroll date that is at least three (3) business days thereafter; provided, that, with respect to any Vesting Green Dot PSU Award or Vesting Green Dot RSU Award that constitutes nonqualified deferred compensation subject to Section 409A of Code, and that is not permitted to be paid at the First Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Stock Plan and applicable award agreement that will not trigger a Tax or penalty under Section 409A of the Code.
(g) At or prior to the First Effective Time, Green Dot, the Board of Directors of Green Dot and the Green Dot Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.11.
(h) Prior to the First Effective Time, the Green Dot Board of Directors (or any authorized committee thereof) shall adopt resolutions to provide that, subject to the consummation of the Green Dot Merger, the Green Dot Employee Stock Purchase Plan (the “Green Dot ESPP”) shall terminate effective as of immediately prior to the First Effective Time. As soon as reasonably practicable after the date of this Agreement, Green Dot shall adopt resolutions and take all actions necessary to (i) provide that no new offering period under the Green Dot ESPP shall commence on or after the date of this Agreement, (ii) set a new exercise date under the Green Dot ESPP for the offering period under the Green Dot ESPP that is in effect as of the date of this Agreement, which date shall be no later than five (5) Business Days prior to the Closing Date (the “Final Exercise Date”), and (iii) provide that each participant’s outstanding right to purchase shares of Green Dot Common Stock under the Green Dot ESPP as of the Final Exercise Date shall automatically be exercised in accordance with the terms of the Green Dot ESPP based on each participant’s accumulated payroll deductions under the Green Dot ESPP as of the Final Exercise Date. All shares of Green Dot Common Stock purchased on the Final Exercise Date shall be cancelled at the First Effective Time and converted into the right to receive the Green Dot Merger Consideration in accordance with Section 1.7(a). Copies of resolutions relating to any of the foregoing in this Section 1.11(f) shall be provided to CommerceOne prior to the Closing and shall be subject to CommerceOne’s reasonable review and comment.
(i) New CommerceOne shall take all corporate actions that are necessary for the assumption of the applicable Green Dot RSU Awards pursuant to Section 1.11(b), including the reservation, issuance and listing of CommerceOne Common Stock as necessary to effect the transactions contemplated by this Section 1.11. As soon as practicable following the First Effective Time, New CommerceOne shall file with the SEC a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor form) with respect to the shares of New CommerceOne Common Stock underlying such Unvested Green Dot RSU Awards, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such assumed Unvested Green Dot RSU Awards remain outstanding.
1.12 Treatment of CommerceOne Restricted Stock; CommerceOne Options.
(a) At the First Effective Time, any vesting conditions applicable to each outstanding restricted stock award (each an “CommerceOne Restricted Stock”) under the CommerceOne Second Amended and Restated 2018 Incentive Stock Compensation Plan (“CommerceOne Stock Plan”) shall, to the extent required by the CommerceOne Stock Plan, automatically and without any required action on the part of the holder thereof, accelerate in full and shall be converted into, and become exchanged for the CommerceOne Merger Consideration (less applicable Taxes required to be withheld with respect to such vesting), pursuant to Section 1.5(a).

(b) At the First Effective Time, each outstanding option to purchase shares of CommerceOne Common Stock (an “CommerceOne Option”) under the CommerceOne Stock Plan shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase shares of CommerceOne Common Stock and shall be converted into an option to purchase a number of shares of New CommerceOne Common Stock equal to the number of shares of CommerceOne Common Stock subject to such CommerceOne Option immediately prior to the Effective Time, at an exercise price equal to the exercise price per share of CommerceOne Common Stock of such CommerceOne Option immediately prior to the Effective Time; provided, however, that the exercise price and the number of shares of New CommerceOne Common Stock purchasable pursuant to the CommerceOne Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any CommerceOne Option to which Section 422 of the Code applies, the exercise price and the number of shares of New CommerceOne Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the First Effective Time, each CommerceOne Option shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to such CommerceOne Option immediately prior to the First Effective Time.
(c) At or prior to the First Effective Time, CommerceOne, the Board of Directors of CommerceOne and the CommerceOne Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.11.
1.13 Organizational Documents; Directors and Officers.
(a) At the First Effective Time, (i) the certificate of incorporation and the bylaws of CommerceOne, as in effect immediately prior to the First Effective Time, shall be the certificate of incorporation and the bylaws, respectively, of the surviving corporation of the CommerceOne Merger until thereafter amended in accordance with applicable law, and the officers and directors of CommerceOne as of immediately prior to the First Effective Time shall be the officers and directors of the surviving corporation of the CommerceOne Merger until their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal; and (ii) the certificate of incorporation and the bylaws of Green Dot, as in effect immediately prior to the First Effective Time, shall be the certificate of incorporation and the bylaws, respectively, of the surviving corporation of the Green Dot Merger until thereafter amended in accordance with applicable law, and the officers and directors of Merger Sub Two as of immediately prior to the First Effective Time shall be the officers and directors of the surviving corporation of the Green Dot Merger until their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal.
(b) At the First Effective Time, the certificate of incorporation and the bylaws of New CommerceOne shall be amended and restated in their entirety in the form of the amended and restated certificate of incorporation set forth in Exhibit A (the “New CommerceOne Charter”) and the form of the amended and restated bylaws set forth in Exhibit B (the “New CommerceOne Bylaws”), respectively, and such New CommerceOne Charter and New CommerceOne Bylaws shall be the certificate of incorporation and the bylaws of New CommerceOne, respectively, until thereafter amended in accordance with applicable law. At the Second Effective Time, the New CommerceOne Charter and the New CommerceOne Bylaws, as the certificate of incorporation and the bylaws of New CommerceOne, the surviving corporation of the Upstream Merger, shall continue to be the certificate of incorporation and the bylaws of New CommerceOne, respectively, until thereafter amended in accordance with applicable law. The officers and directors of New CommerceOne, as in effect immediately prior to the Second Effective Time, shall be the officers and directors of the surviving corporation of the Upstream Merger until their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal.
1.14 Tax Consequences. It is intended that the CommerceOne Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.

ARTICLE II

EXCHANGE OF SHARES
2.1 New CommerceOne to Make Consideration Available. At or prior to the First Effective Time, New CommerceOne shall deposit, or shall cause to be deposited, with a bank or trust company designated by New CommerceOne and reasonably acceptable to Green Dot (the “Exchange Agent”), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates, (a) certificates or, at New CommerceOne’s option, evidence in book-entry form, representing shares of New CommerceOne Common Stock to be issued pursuant to Section 1.5 and Section 1.7 (collectively, referred to herein as “New Certificates”), and (b) cash in an amount sufficient to pay (i) the aggregate cash portion of the Green Dot Merger Consideration and (ii) cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect to shares of New CommerceOne Common Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).
2.2 Exchange of Shares.
(a) As promptly as practicable after the First Effective Time, but in no event later than five (5) days thereafter, New CommerceOne shall cause the Exchange Agent to mail to each holder of record of one or more CommerceOne Old Certificates representating shares of CommerceOne Common Stock immediately prior to the First Effective Time and Green Dot Old Certificates representing shares of Green Dot Common Stock immediately prior to the First Effective Time that have been converted at the First Effective Time into the right to receive the CommerceOne Merger Consideration and Green Dot Merger Consideration, respectively pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of New CommerceOne Common Stock and, if applicable, any cash in lieu of fractional shares and the cash portion of the Green Dot Merger Consideration, which the shares of Green Dot Common Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of New CommerceOne Common Stock to which such holder of CommerceOne Common Stock and Green Dot Common Stock shall have become entitled pursuant to the provisions of Article I and (B) a check representing the amount of (w) the cash portion of the Green Dot Merger Consideration which such holder of Green Dot Common Stock has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II, (x) any cash in lieu of fractional shares which such holder of Green Dot Common Stock has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash portion of the Green Dot Merger Consideration or any cash in lieu of fractional shares or dividends or distributions payable to holders of Green Dot Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the First Effective Time to represent only the right to receive, upon surrender, the CommerceOne Merger Consideration or the Green Dot Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2, as applicable.
(b) No dividends or other distributions declared with respect to New CommerceOne Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of New CommerceOne Common Stock that the shares of CommerceOne Common Stock or Green Dot Common Stock represented by such Old Certificate have been converted into the right to receive.

(c) If any New Certificate representing shares of New CommerceOne Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of New CommerceOne Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d) After the First Effective Time, there shall be no transfers on the stock transfer books of CommerceOne of the shares of CommerceOne Common Stock and of Green Dot of the shares of Green Dot Common Stock that were issued and outstanding immediately prior thereto. If, after the First Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the CommerceOne Merger Consideration or Green Dot Merger Consideration, cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as applicable, as provided in this Article II.
(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of New CommerceOne Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to New CommerceOne Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of New CommerceOne. In lieu of the issuance of any such fractional share, New CommerceOne shall pay to each former holder of Green Dot Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) equal to (i) (A) (1) the closing sale price of Green Dot Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal on the last trading day preceding the Closing Date minus (2) the Per Share Cash Consideration, divided by (B) the Exchange Ratio (the amount contemplated by this clause (i), the “Implied New CommerceOne Share Price”), multiplied by (ii) the fraction of a share (after taking into account all shares of Green Dot Common Stock held by such holder immediately prior to the First Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of New CommerceOne Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.7. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Green Dot or CommerceOne for twelve (12) months after the First Effective Time shall be paid to New CommerceOne. Any former holders of Green Dot Common Stock or CommerceOne Common Stock who have not theretofore complied with this Article II shall thereafter look only to New CommerceOne for payment of, as applicable, the Green Dot Merger Consideration, the CommerceOne Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the New CommerceOne Common Stock deliverable in respect of each former share of Green Dot Common Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of the Parties or any other person shall be liable to any former holder of shares of Green Dot Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(g) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by New CommerceOne or the Exchange Agent, the posting by such person of a bond in such amount as New CommerceOne or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the CommerceOne Merger Consideration or the Green Dot Merger Consideration and any cash in lieu of fractional shares deliverable in respect thereof, as applicable, pursuant to this Agreement.

(h) Notwithstanding anything in this Agreement to the contrary, if required by the ABCL or DGCL, as applicable (but only to the extent required thereby), shares of CommerceOne Common Stock and Green Dot Common Stock that are issued and outstanding immediately prior to the First Effective Time and that are held by holders of such shares of CommerceOne Common Stock and Green Dot Common Stock, respectively, who have not voted in favor of the adoption or approval, as applicable, of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Article 13 of the ABCL or Section 262 of the DGCL, as applicable (such shares, the “Dissenting Shares”) will not be converted into the right to receive the CommerceOne Merger Consideration or Green Dot Merger Consideration, as applicable, and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Article 13 or Section 262, as applicable, unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the ABCL or DGCL, as applicable. If, after the First Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and had become exchangeable for, at the First Effective Time, the right to receive the CommerceOne Merger Consideration or Green Dot Merger Consideration, as applicable, without any interest thereon. At the First Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Article 13 of the ABCL or Section 262 of the DGCL, as applicable, and as provided in the previous sentence. Green Dot will give CommerceOne or, following the Upstream Merger, New CommerceOne (i) notice of any demands received by Green Dot for appraisals of shares of Green Dot Common Stock and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands. Prior to the First Effective Time, CommerceOne will give Green Dot (i) notice of any demands received by CommerceOne for appraisals of shares of CommerceOne Common Stock and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands.
2.3 Withholding. New CommerceOne shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any amounts otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by New CommerceOne or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder in respect of which the deduction and withholding was made by New CommerceOne or the Exchange Agent, as the case may be.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF WEST
Except (a) as disclosed in the disclosure schedule delivered by Green Dot to CommerceOne and New CommerceOne concurrently herewith (the “Green Dot Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Green Dot Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Green Dot that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Green Dot Reports filed by Green Dot since December 31, 2022 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature), Green Dot hereby represents and warrants to CommerceOne and New CommerceOne as follows:
3.1 Corporate Organization.
(a) Green Dot is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is a bank holding company duly registered under the Bank Holding Company Act of

1956, as amended (the “BHC Act”) and has elected to be treated as a financial holding company under the BHC Act. Green Dot has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Green Dot is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Green Dot, CommerceOne or New CommerceOne, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health events, (E) public disclosure of the transactions contemplated hereby or by the Separation Agreement (including any effect on a party’s relationships with its customers, vendors or employees) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 3.11(i), 4.3(b), 4.4 or 4.11(i)), (F) any stockholder litigation arising out of the Agreement, the Separation Agreement or the transactions contemplated hereby and thereby that is brought or threatened against a party or any party’s Board of Directors from and following the date of this Agreement and prior to the First Effective Time (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 3.11(i), 4.3(b), 4.4 or 4.11(i)) or actions expressly required by this Agreement or the Separation Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby or thereby or (G) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting or other power to elect a majority of the board of directors or other managing authority of such persons performing similar functions. True, correct and complete copies of the Certificate of Incorporation of Green Dot (the “Green Dot Charter”) and the Bylaws of Green Dot (the “Green Dot Bylaws”), in each case as in effect as of the date of this Agreement, have previously been made available by Green Dot to CommerceOne.
(b) Each Subsidiary of Green Dot (a “Green Dot Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on Green Dot and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of Green Dot or any Subsidiary of Green Dot to pay dividends or distributions except, in the case of Green Dot or a

Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Subsidiary of Green Dot that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Green Dot Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Green Dot that would constitute “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof (any references to “significant Subsidiaries” of either Green Dot or CommerceOne in this Agreement shall mean “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC as of the date hereof). There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of Green Dot other than the Green Dot Subsidiaries.
3.2 Capitalization.
(a) The authorized capital stock of Green Dot consists of 100,000,000 shares of Green Dot Class A Common Stock, 100,000,000 shares of Green Dot Class B Common Stock, and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Green Dot Preferred Stock”). As of November 20, 2025 (in the case of clause (a)(i)) or November 21, 2025 (in the case of clauses (a)(ii) through (v)), there were (i) 55,548,617 shares of Green Dot Class A Common Stock issued and outstanding and no shares of Green Dot Class B Common Stock issued and outstanding; (ii) no shares of Green Dot Common Stock held by Green Dot in its treasury; (iii) 4,798,301 shares of Green Dot Common Stock reserved for issuance upon the settlement of outstanding Green Dot RSU Awards (assuming applicable performance conditions are satisfied at target levels, or, where a Green Dot RSU Award is subject to performance-based vesting conditions but does not specify a “target” amount, assuming the total amount of Shares subject to such Green Dot RSU Award) or 5,577,492 shares of Green Dot Common Stock reserved for issuance upon the settlement of outstanding Green Dot RSU Awards (assuming applicable performance conditions are satisfied at maximum levels, or, where a Green Dot RSU Award is subject to performance-based vesting conditions but does not specify a “target” amount, assuming the total amount of shares of Green Dot Common Stock subject to such Green Dot RSU Award); (iv) 4,979,410 shares of Green Dot Common Stock reserved for issuance under the Green Dot ESPP; and (v) (A) no shares of Green Dot Preferred Stock issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since November 20, 2025 or November 21, 2025, as applicable , resulting from the vesting or settlement of any Green Dot RSU Awards issued prior to the date of this Agreement as described in the immediately preceding sentence or the exercise of options to purchase shares of Green Dot Common Stock under the Green Dot ESPP, there are no shares of capital stock or other voting securities or equity interests of Green Dot issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Green Dot Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Green Dot may vote. No trust preferred or subordinated debt securities of Green Dot are issued or outstanding. Other than Green Dot RSU Awards issued prior to the date of this Agreement as described in this Section 3.2(a) or options to purchase shares of Green Dot Common Stock under the Green Dot ESPP, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in Green Dot, or contracts, commitments, understandings or arrangements by which Green Dot may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Green Dot or that otherwise obligate Green Dot to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “Green Dot Securities,” and any of the foregoing in respect of Subsidiaries of Green Dot, collectively, “Green Dot Subsidiary Securities”). Other than Green Dot RSU Awards or options to purchase shares of Green Dot Common Stock under the Green Dot ESPP, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Green Dot or any of its Subsidiaries) are outstanding. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which Green Dot or any of its Subsidiaries is a party with respect to the voting or transfer of Green Dot Common Stock, capital stock or other voting or equity securities or ownership interests of Green Dot or granting any stockholder or other person any registration rights.
(b) Green Dot owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Green Dot Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.
3.3 Authority; No Violation.
(a) Green Dot has full corporate power and authority to execute and deliver this Agreement and, upon receipt of the Requisite Green Dot Vote (as defined below), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Green Dot Merger) have been duly and validly approved by the Board of Directors of Green Dot. The Board of Directors of Green Dot has unanimously determined that the transactions contemplated hereby (including the Green Dot Merger), on the terms and conditions set forth in this Agreement, are advisable and in the best interests of Green Dot and its stockholders, has approved this Agreement and the transactions contemplated hereby (including the Green Dot Merger), and has directed that this Agreement be submitted to Green Dot’s stockholders for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement and the transactions contemplated by the Separation Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Green Dot Common Stock entitled to vote on this Agreement (the “Requisite Green Dot Vote”) (and the approval of Merger Sub Two Holdco of the Conversion following the First Effective Time), no other corporate proceedings on the part of Green Dot are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Green Dot and (assuming due authorization, execution and delivery by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two) constitutes a valid and binding obligation of Green Dot, enforceable against Green Dot in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b) Neither the execution and delivery of this Agreement by Green Dot nor the consummation by Green Dot of the transactions contemplated hereby (including the Mergers), nor compliance by Green Dot with any of the terms or provisions hereof, will (i) violate any provision of the Green Dot Charter or the Green Dot Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Green Dot or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Green Dot or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Green Dot or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green Dot.
3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings or notices with the Financial Industry Regulatory Authority (“FINRA”) and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking or financial authorities listed on Section 3.4 of the Green Dot Disclosure Schedule or Section 4.4 of the CommerceOne Disclosure Schedule and approval of such applications, filings and notices, (e) the filing of any required applications, filings and notices, as applicable, with the FDIC and approval of such applications, filings and notices, (f) the filing by Green Dot with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form (including any amendments or supplements thereto, the “Proxy Statement”), and the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by New CommerceOne in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (g) the filing of the CommerceOne Certificates of Merger, Green Dot Certificate of Merger and Upstream Certificates of Merger with the Delaware Secretary pursuant to the DGCL and the Alabama Secretary pursuant to the ABCL, as applicable, (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of New CommerceOne Common Stock pursuant to this Agreement and the approval of the listing of such New CommerceOne Common Stock on the NYSE, and (i) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (x) the execution and delivery by Green Dot of this Agreement or (y) the consummation by Green Dot of the Mergers and the other transactions contemplated hereby. As of the date hereof, Green Dot is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Mergers on a timely basis.
3.5 Reports. Green Dot and each of its Subsidiaries have timely filed (or furnished) all reports, forms, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since December 31, 2022 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the Office of the Comptroller of the Currency (the “OCC”), (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”) (clauses (i) – (vii), collectively “Regulatory Agencies”), including any report, form, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green Dot. Subject to Section 9.15, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Green Dot and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Green Dot, investigation into the business or operations of Green Dot or any of its Subsidiaries since December 31, 2022, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot. Subject to Section 9.15, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Green Dot or any of its Subsidiaries and (ii) have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Green Dot or any of its Subsidiaries since December 31, 2022, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot.
3.6 Financial Statements.
(a) The financial statements of Green Dot and its Subsidiaries included (or incorporated by reference) in the Green Dot Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Green Dot and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Green Dot and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Since December 31, 2022, no independent public accounting firm of Green Dot has resigned (or informed Green Dot that it intends to resign) or been dismissed as independent public accountants of Green Dot as a result of or in connection with any disagreements with Green Dot on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, neither Green Dot nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Green Dot included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of Green Dot and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of Green Dot or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on Green Dot. Green Dot (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Green Dot, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Green Dot by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed in writing, based on its most recent evaluation prior to the date hereof, to Green Dot’s outside auditors and the audit committee of the Board of Directors of Green Dot (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Green Dot’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Green Dot’s internal controls over financial reporting. There is no reason to believe that Green Dot’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since December 31, 2022, (i) neither Green Dot nor any of its Subsidiaries, nor, to the knowledge of Green Dot, any director, officer, auditor, accountant or representative of Green Dot or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Green Dot or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Green Dot or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Green Dot or any of its Subsidiaries, whether or not employed by Green Dot or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by Green Dot or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of Green Dot or any committee thereof or to the knowledge of Green Dot, to any director or officer of Green Dot.
3.7 Broker’s Fees. With the exception of Citigroup Global Markets Inc., neither Green Dot nor any Green Dot Subsidiary nor any of their respective officers or directors has engaged any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other transactions contemplated by this Agreement. Green Dot has disclosed to CommerceOne as of the date hereof the aggregate fees to be paid by Green Dot to Citigroup Global Markets Inc. related to the Mergers and the other transactions contemplated hereunder.

3.8 Absence of Certain Changes or Events.
(a) Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot.
(b) Since December 31, 2024, Green Dot and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
3.9 Legal and Regulatory Proceedings.
(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, neither Green Dot nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of Green Dot, threatened in writing, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Green Dot or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Green Dot, any of its Subsidiaries or the assets of Green Dot or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the New CommerceOne or any of its Affiliates) that would reasonably be expected to be material to New CommerceOne and its Subsidiaries (after giving effect to the Mergers), taken as a whole.
3.10 Taxes and Tax Returns.
(a) Each of Green Dot and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.
(b) Neither Green Dot nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course).
(c) All material Taxes of Green Dot and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.
(d) Each of Green Dot and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party.
(e) Neither Green Dot nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect.
(f) Neither Green Dot nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no ongoing, threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Green Dot and its Subsidiaries or the assets of Green Dot and its Subsidiaries that has not been accrued in the latest audited balance sheet included in the Green Dot Reports.
(g) There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of Green Dot or any of its Subsidiaries.
(h) Neither Green Dot nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among Green Dot and its Subsidiaries or (ii) commercial agreements the principal purpose of which does not relate to Taxes).
(i) Neither Green Dot nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was Green Dot) or (ii) has any liability for the Taxes of any person (other than Green Dot or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
(j) Neither Green Dot nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.
(k) Neither Green Dot nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(l) At no time during the past five (5) years has Green Dot been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(m) Neither Green Dot nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (i) any change in accounting method made before the Closing under Section 481(c) of the Code (or any similar provision of state, local or foreign law), (ii) any agreement entered into with any Governmental Entity (including a “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign law)) prior to the Closing, (iii) any installment sale or open transaction disposition or intercompany transaction made on or prior to the Closing, or (iv) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local law) existing on or prior to the Closing, in each case, as a result of any action or transaction occurring prior to the Closing.
(n) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.
(o) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
3.11 Employees.
(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, each Green Dot Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “Green Dot Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all equity, equity-based, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, practices, arrangements or remuneration of any kind, whether or not funded and whether or not in writing, with respect to which Green Dot or any Subsidiary or any trade or business of Green Dot or any of its Subsidiaries, whether or not incorporated, all of which together with Green Dot would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Green Dot ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Green Dot or any of its Subsidiaries for the benefit of any current or former employee, officer, director or independent contractor of Green Dot or any of its Subsidiaries, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or any plan, program or arrangement sponsored by a Governmental Entity.
(b) Green Dot has made available to CommerceOne true and complete copies of each material Green Dot Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, material amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) the most recently received IRS determination letter and (iv) the most recently prepared actuarial report.
(c) Except as would not result in any material liability to Green Dot and its Subsidaries, taken as a whole, each Green Dot Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service or may rely on a favorable opinion letter issued by the Internal Revenue Service and, to Green Dot’s knowledge, no event has occurred since December 31, 2022 that would adversely affect the qualification or tax exemption of any such Green Dot Benefit Plan.
(d) No Green Dot Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code. During the immediately preceding six (6) years, no liability under Section 302 or Title IV of ERISA has been incurred by Green Dot or its Subsidiaries or any of their respective ERISA Affiliates, and, to Green Dot’s knowledge, no condition exists that presents a risk to Green Dot or its Subsidiaries or any of their respective ERISA Affiliates of incurring any such liability.
(e) None of Green Dot and its Subsidiaries nor any Green Dot ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Green Dot and its Subsidiaries nor any Green Dot ERISA Affiliate has incurred any liability that has not been satisfied in full to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.
(f) Except as would not result in any material liability to Green Dot and its Subsidiaries, taken as a whole, no Green Dot Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(g) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, all contributions required to be made to any Green Dot Benefit Plan by applicable law or by any plan document or other contractual undertaking for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Green Dot.
(h) There are no pending or, to Green Dot’s knowledge, threatened claims (in each case other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Green Dot’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Green Dot Benefit Plans, any fiduciaries thereof with respect to their duties to the Green Dot Benefit Plans or the assets of any of the trusts under any of the Green Dot Benefit Plans that would reasonably be expected to result in any liability of Green Dot or any of its Subsidiaries in an amount that, individually or in the aggregate, would be material to Green Dot and its Subsidiaries, taken as a whole.
(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in (i) the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director or other service provider of Green Dot or any of its Subsidiaries, (ii) result in any limitation on the right of Green Dot or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Green Dot Benefit Plan or related trust on or after the First Effective Time or (iii) otherwise give rise to any material liability under any Green Dot Benefit Plan. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Green Dot or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(j) Neither Green Dot nor any Subsidiary has any obligation to provide, and no Green Dot Benefit Plan provides for, the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law), or otherwise.
(k) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, there are no pending or, to Green Dot’s knowledge, threatened labor grievances or unfair labor practice claims or charges against Green Dot or any of its Subsidiaries, or any strikes or other labor disputes against Green Dot or any of its Subsidiaries. Neither Green Dot nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Green Dot or any of its Subsidiaries and, except as would not reasonably be expected to be material, either individually or in the aggregate, to Green Dot and its Subsidiaries, there are no pending or, to the knowledge of Green Dot, threatened organizing efforts by any union or other group seeking to represent any employees of Green Dot or any of its Subsidiaries. Neither Green Dot nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar foreign, state or local Law that remains unsatisfied.
(l) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, each Green Dot Benefit Plan that is subject to the laws of a jurisdiction other than the United States (whether or not U.S. law also applies) or is otherwise maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Green Dot Benefit Plan”) (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special tax treatment, meets all requirements for such treatment and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. As of the date hereof, there is no pending or threatened material litigation relating to any Non-U.S. Green Dot Benefit Plan.
3.12 SEC Reports. Green Dot has previously made available to CommerceOne an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2022 by Green Dot pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Green Dot Reports”) and (b) communication mailed by Green Dot to its stockholders since December 31, 2022 and prior to the date hereof, and no such Green Dot Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2022, as of their respective dates, all Green Dot Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. No executive officer of Green Dot has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.
3.13 Compliance with Applicable Law.
(a) Green Dot and each of its Subsidiaries hold, and have at all times since December 31, 2022, held, all licenses, registrations, franchises, certificates, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot, and to the knowledge of Green Dot, no suspension or cancellation of any such necessary license, registration, franchise, certificate, permit, charter or authorization is threatened.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot, Green Dot and each of its Subsidiaries have complied with and are not in default or violation under any law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity applicable to Green Dot or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable laws (“Personal Data,” and such laws relating thereto, “Data Protection Laws”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, since December 31, 2022, there has been no action pending or, to the knowledge of Green Dot, threatened against Green Dot and its Subsidiaries by any Governmental Entity or other person alleging any violation of any Data Protection Laws.
(c) Green Dot Bank has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot: (A) Green Dot has complied with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (B) Green Dot and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (C) none of Green Dot, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
(d) Green Dot maintains a written information privacy and security program that includes measures reasonably designed to protect the privacy, confidentiality and security of all Personal Data processed or otherwise handled by or on behalf of Green Dot against any (i) loss or misuse of such Personal Data, (ii) unauthorized or unlawful processing or handling of such Personal Data, or (iii) other act or omission that compromises the security or confidentiality of such Personal Data (each of clauses (i) through (iii), a “Security Breach”). Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, Green Dot and its Subsidiaries have taken commercially reasonable measures, consistent with general industry practices, designed to ensure the confidentiality, privacy and security of Personal Data processed or otherwise handled by or on behalf of Green Dot. To the knowledge of Green Dot, Green Dot has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot. To the knowledge of Green Dot, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Green Dot. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, Green Dot and its Subsidiaries are in compliance with all of its and their privacy policies relating to Personal Data.
(e) Without limitation, none of Green Dot or any of its Subsidiaries or to the knowledge of Green Dot, any director, officer, employee, agent or other person acting on behalf of Green Dot or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Green Dot or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Green Dot or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Green Dot or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Green Dot or any of its Subsidiaries, (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Green Dot or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Green Dot or any of its Subsidiaries or (vii) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot.
(f) As of the date hereof, Green Dot and Green Dot Bank each meet the applicable published criteria to be “well-capitalized” (as such term is defined in the relevant regulation of the applicable institution’s primary federal banking regulator).
(g) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot, (i) Green Dot and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Green Dot, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.
3.14 Certain Contracts.
(a) Except as set forth in Section 3.14(a) of the Green Dot Disclosure Schedule or as filed with any Green Dot Reports, as of the date hereof, neither Green Dot nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any Green Dot Benefit Plan and any contract, arrangement, commitment or understanding solely among Green Dot and any wholly-owned Subsidiaries of Green Dot or solely among wholly owned Subsidiaries of Green Dot:
(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii) which contains a provision that materially restricts the conduct of any line of business by Green Dot or any of its Subsidiaries or upon consummation of the Mergers will materially restrict the ability of New CommerceOne or any of its Affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect);
(iii) with or to a labor union or guild with respect to any employees of Green Dot or any its Subsidiaries (including any collective bargaining agreement);
(iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite Green Dot Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green Dot;
(v) (A) that relates to the incurrence of indebtedness by Green Dot or any of its Subsidiaries, including any sale and leaseback transactions, securitizations, off-balance sheet financing arrangements, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by Green Dot or any of its Subsidiaries of, or any similar commitment by Green Dot or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $500,000 or more;
(vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Green Dot or its Subsidiaries;
(vii) that is a consulting agreement or data processing, software programming or licensing contract involving the payment by Green Dot or any of its Subsidiaries of more than $10,000,000 per annum (other than any such contracts which are terminable by Green Dot or any of its Subsidiaries on sixty (60) days’ or less notice without any required payment or other conditions, other than the condition of notice);
(viii) any lease, sublease, license and other agreement under which Green Dot or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property pursuant to which the annual amount payable by Green Dot or any of its Subsidiaries is more than $2,000,000;
(ix) that is a settlement, consent or similar agreement and contains any material continuing obligations of Green Dot or any of its Subsidiaries; or
(x) that relates to the acquisition or disposition of any person, business or asset and under which Green Dot or its Subsidiaries have or may have a material obligation or liability.
Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Green Dot Disclosure Schedule, is referred to herein as a “Green Dot Contract.” Green Dot has made available to CommerceOne true, correct and complete copies of each Green Dot Contract in effect as of the date hereof.
(b) (i) Each Green Dot Contract is valid and binding on Green Dot or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green Dot, (ii) Green Dot and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Green Dot Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green Dot, (iii) to the knowledge of Green Dot, each third-party counterparty to each Green Dot Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Green Dot Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green Dot, (iv) neither Green Dot nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any Green Dot Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Green Dot or any of its Subsidiaries or, to the knowledge of Green Dot, any other party thereto, of or under any such Green Dot Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green Dot.
3.15 Agreements with Regulatory Agencies. Subject to Section 9.15, neither Green Dot nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2022, a recipient of any supervisory letter from, or since December 31, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Green Dot Disclosure Schedule, a “Green Dot Regulatory Agreement”), nor has Green Dot or any of its Subsidiaries been advised in writing since December 31, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Green Dot Regulatory Agreement.
3.16 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Green Dot or any of its Subsidiaries or for the account of a customer of Green Dot or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of Green Dot or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). Green Dot and each of its Subsidiaries have duly performed in all material respects all of their respective material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of Green Dot, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, Green Dot and its Subsidiaries are in compliance, and since December 31, 2022 have complied with, any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Green Dot, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Green Dot or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against Green Dot, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot. To the knowledge of Green Dot, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot. Green Dot is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot.
3.18 Investment Securities and Commodities. Each of Green Dot and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to Green Dot’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Green Dot or its Subsidiaries. Such securities and commodities are valued on the books of Green Dot in accordance with GAAP in all material respects.
3.19 Real Property. Green Dot or a Green Dot Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Green Dot Reports as being owned by Green Dot or a Green Dot Subsidiary or acquired after the date thereof which are material to Green Dot’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Green Dot Owned Properties”), free and clear of all material Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (iv) landlords’, lessors’, merchants’, materialmen’s, warehousemen’s, carriers’, workers’ or repairmen’s Liens or similar Liens arising or incurred in the ordinary course of business and (v) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Green Dot Reports or acquired after the date thereof which are material to Green Dot’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the Green Dot Owned Properties, the “Green Dot Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and, to the knowledge of Green Dot, each such lease is valid without material default thereunder by the lessee or, to the knowledge of Green Dot, the lessor. There are no pending or, to the knowledge of Green Dot, threatened condemnation proceedings against the Green Dot Real Property.
3.20 Intellectual Property. Green Dot and each of its Subsidiaries owns (free and clear of any material Liens), or is licensed to use, all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot: (a) (1) to the knowledge of Green Dot, the conduct by Green Dot and its Subsidiaries of their respective businesses does not infringe, misappropriate or otherwise violate the rights of any person and (2) no person has asserted in writing to Green Dot that Green Dot or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of Green Dot, no person is challenging, infringing on, misappropriating or otherwise violating any right of Green Dot or any of its Subsidiaries with respect to any Intellectual Property owned by Green Dot or its Subsidiaries, and (c) neither Green Dot nor any Green Dot Subsidiary has received any written notice of any pending claim challenging the ownership, validity or enforceability of any Intellectual Property owned by Green Dot or any Green Dot Subsidiary, and Green Dot and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned by Green Dot and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means all intellectual property rights or similar industrial or proprietary rights anywhere in the world in or relating to: (i) trademarks, service marks, brand names, d/b/a’s, internet domain names and URLs, logos, symbols, certification marks, trade dress and other indications of origin, all goodwill associated with the foregoing, and all registrations and applications to register the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions, discoveries and ideas, whether patentable or not, patents, applications for patents and invention disclosures (including divisionals, revisions, continuations, continuations in part and renewals), all improvements thereto, and any extensions, substitutes, reissues or re-examinations thereof; (iii) nonpublic information, trade secrets and know-how, including proprietary or confidential processes, technologies, protocols, formulae, prototypes and confidential information and rights to limit the use or disclosure thereof by any person; (iv) writings and other works of authorship, whether copyrightable or not (including software, content, data, databases and other compilations of information) and whether published or unpublished, registrations or applications for registration of copyrights, and any renewals or extensions thereof; and (v) any other intellectual property, industrial or proprietary rights.
3.21 Related Party Transactions. As of the date hereof, except as set forth in any Green Dot Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Green Dot or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Green Dot or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Green Dot Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of Green Dot), on the other hand, of the type required to be reported in any Green Dot Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.
3.22 State Takeover Laws. The Board of Directors of Green Dot has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law or any similar provisions of the Green Dot Charter or Green Dot Bylaws (collectively, with any similar provisions of the CommerceOne Charter or CommerceOne Bylaws, “Takeover Statutes”).

3.23 Opinion. The Board of Directors of Green Dot has received the opinion of Citigroup Global Markets Inc. to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Green Dot Merger Consideration to be received by the holders of Green Dot Class A Common Stock in the Mergers pursuant to this Agreement is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement.
3.24 Green Dot Information. The information relating to Green Dot and its Subsidiaries or that is provided by Green Dot or its Subsidiaries or their respective representatives for inclusion in the Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (to the extent that portions thereof relate only to Green Dot or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.
3.25 Loan Portfolio.
(a) As of the date hereof, except as set forth in Section 3.25(a) of the Green Dot Disclosure Schedule, neither Green Dot nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Green Dot or any Subsidiary of Green Dot is a creditor that, as of November 21, 2025, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of November 21, 2025, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.25(a) of the Green Dot Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Green Dot and its Subsidiaries that, as of November 21, 2025, had an outstanding balance of $1,000,000 or more and were classified by Green Dot as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Green Dot or any of its Subsidiaries that, as of November 21, 2025, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, each Loan of Green Dot or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Green Dot and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, each outstanding Loan of Green Dot or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Green Dot and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
3.26 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Green Dot, (a) Green Dot and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Green Dot reasonably has determined to be prudent and consistent with industry practice, and Green Dot and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Green Dot and its Subsidiaries, Green Dot or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by Green Dot or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither Green Dot nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.
3.27 IT Systems.
(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, to the knowledge of Green Dot, no third party has gained unauthorized access to or misused any Personal Data or any hardware, software, code, systems, servers, networks, data communications lines and other information technology and equipment (collectively “IT Systems”) used in the operation of its businesses (collectively, “Green Dot Software and IT Systems”), in each case in a manner that has resulted or is reasonably likely to result in a duty to notify any person. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, Green Dot and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with accepted industry practices, Data Protection Laws and all contracts to the extent such contracts relate to the processing of Personal Data, that are designed to protect their products and services and the Green Dot Software and IT Systems from unauthorized access and free from any disabling codes or instructions, spyware, trojan horses, worms, viruses, or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of software, data or other materials (“Malicious Code”). Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, the Green Dot Software and IT Systems are (i) free from Malicious Code and (ii) have not, since December 31, 2022, experienced any failure or malfunction.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green Dot, the Green Dot Software and IT Systems have not, since December 31, 2022, suffered an unscheduled outage or other failure.
3.28 No Other Representations or Warranties.
(a) Except for the representations and warranties made by Green Dot in this Article III and in Article III of the Separation Agreement, neither Green Dot nor any other person makes any express or implied representation or warranty with respect to Green Dot, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Green Dot hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Green Dot nor any other person makes or has made any representation or warranty to CommerceOne or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Green Dot, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Green Dot in this Article III and Article III of the Separation Agreement, any oral or written information presented to CommerceOne or any of its Affiliates or representatives in the course of their due diligence investigation of Green Dot, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) Green Dot acknowledges and agrees that none of CommerceOne, New CommerceOne, Merger Sub One, Merger Sub Two nor any other person has made or is making any express or implied representation or warranty with respect to CommerceOne, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects other than those contained in Article IV. The foregoing shall not limit any of the representations or warranties contained in Article V of the Separation Agreement.
3.29 Reorganization. Green Dot has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the CommerceOne Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EAST, NEW EAST, MERGER SUB ONE AND MERGER SUB TWO
Except as disclosed in the disclosure schedule delivered by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two to Green Dot concurrently herewith (the “CommerceOne Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the CommerceOne Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by CommerceOne that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect and (iii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two hereby represent and warrant to Green Dot as follows:
4.1 Corporate Organization.
(a)  CommerceOne is a corporation duly organized, validly existing and in good standing under the laws of the State of Alabama, is a bank holding company duly registered under the BHC Act. Each of New CommerceOne, Merger Sub One and Merger Sub Two is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of New CommerceOne, Merger Sub One and Merger Sub Two has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne. True and complete copies of the Certificate of Incorporation of CommerceOne (the “CommerceOne Charter”) and the Bylaws of CommerceOne (the “CommerceOne Bylaws”) and the certificate of incorporation and bylaws of each of New CommerceOne, Merger Sub One and Merger Sub Two, in each case as in effect as of the date of this Agreement, have previously been made available by CommerceOne to Green Dot.
(b)  Each Subsidiary of CommerceOne (a “CommerceOne Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and in which the failure to be so licensed or qualified or in good standing would reasonably be expected to have a Material Adverse Effect on CommerceOne and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of CommerceOne or any Subsidiary of CommerceOne to pay dividends or distributions except, in the case of CommerceOne or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Subsidiary of CommerceOne that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the CommerceOne Disclosure Schedule sets forth a true and complete list of all Subsidiaries of CommerceOne that would constitute significant Subsidiaries. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of CommerceOne other than the CommerceOne Subsidiaries.

4.2 Capitalization.
(a) The authorized capital stock of CommerceOne consists of 10,000,000 shares of CommerceOne Common Stock and 25,000 shares of preferred stock, $1.00 par value per share. As of November 21, 2025, there were (i) 4,938,928 shares of CommerceOne Common Stock issued and outstanding (including 50,580 shares of CommerceOne Restricted Stock); (ii) 703 shares of CommerceOne Common Stock held in treasury; (iii) 313,500 shares of CommerceOne Common Stock reserved for issuance upon the exercise of CommerceOne Stock Options; and (iv) 526,250 shares of CommerceOne Common Stock reserved for issuance upon the exercise of CommerceOne Warrants. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since November 21, 2025, resulting from the exercise, vesting or settlement of any CommerceOne Stock Options and CommerceOne Restricted Stock (collectively, the “CommerceOne Equity Awards”) issued prior to the date of this Agreement as described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of CommerceOne issued, reserved for issuance or outstanding. All of the issued and outstanding shares of CommerceOne Common Stock, New CommerceOne Common Stock, Merger Sub One Common Stock and Merger Sub Two Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two may vote. Except as set forth in Section 4.2(a) of the CommerceOne Disclosure Schedule, no trust preferred or subordinated debt securities of CommerceOne are issued or outstanding. Other than CommerceOne Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in CommerceOne, or contracts, commitments, understandings or arrangements by which CommerceOne may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in CommerceOne or that otherwise obligate CommerceOne to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Other than the CommerceOne Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of CommerceOne or any of its Subsidiaries) are outstanding. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which CommerceOne or any of its Subsidiaries is a party with respect to the voting or transfer of CommerceOne Common Stock, capital stock or other voting or equity securities or ownership interests of CommerceOne or granting any stockholder or other person any registration rights.
(b) CommerceOne owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the CommerceOne Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. The authorized capital stock of New CommerceOne consists of 100 shares of the New CommerceOne Common Stock of which, as of the date of this Agreement, 100 shares were issued and outstanding. All of the issued and outstanding capital stock of New CommerceOne is, and as of immediately prior to the First Effective Time will be, owned by CommerceOne. The authorized capital stock of Merger Sub One consists of 100 shares of the Merger Sub One Common Stock of which, as of the date of this Agreement, 100 shares were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub One is, and as of immediately prior to the First Effective Time will be, owned by New CommerceOne. The authorized capital stock of Merger Sub Two Holdco consists of 100 shares of common stock of which, as of the date of this Agreement, 100 shares were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub Two Holdco is, and as of immediately prior to the First Effective Time will be, owned by New CommerceOne. The authorized capital stock of Merger Sub Two consists of 100 shares of the Merger Sub Two Common Stock of which, as of the date of this Agreement, 100 shares were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub Two is, and as of immediately prior to the First Effective Time will be, owned by Merger Sub Two Holdco. Each of New CommerceOne, Merger Sub Two Holdco, Merger Sub One and Merger Sub Two has not conducted any business other than (i) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (ii) in relation to this Agreement, the Mergers and the other transactions contemplated hereby.
4.3 Authority; No Violation.
(a) Each of CommerceOne, New CommerceOne. Each of New CommerceOne, Merger Sub One and Second Merger Sub has full corporate power and authority to execute and deliver this Agreement and, upon receipt of the Requisite CommerceOne Vote (as defined below), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Mergers) have been duly and validly approved by the Board of Directors of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two. The Board of Directors of CommerceOne has unanimously determined that the transactions contemplated hereby (including the Mergers), on the terms and conditions set forth in this Agreement, are advisable and in the best interests of CommerceOne and its stockholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Mergers), and has directed that the transactions contemplated hereby be submitted to CommerceOne’s stockholders for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. The Boards of Directors of New CommerceOne, Merger Sub One and Merger Sub Two have determined that the Mergers, on the terms and conditions set forth in this Agreement, is in the best interests of New CommerceOne, Merger Sub One and Merger Sub Two and their respective stockholder(s) and has adopted a resolution to the foregoing effect. CommerceOne, as the stockholder of New CommerceOne has adopted and approved this Agreement and the transactions contemplated hereby by written consent. New CommerceOne, as the sole stockholder of Merger Sub One, has adopted and approved this Agreement and the transactions contemplated hereby by written consent. Merger Sub Two Holdco, as the sole stockholder of Merger Sub Two, has adopted and approved this Agreement and the transactions contemplated hereby by written consent. Except for (i) the approval of this Agreement and transactions contemplated hereby by the affirmative vote of the holders of shares representing a majority of the outstanding shares of CommerceOne Common Stock in accordance with the ABCL and the organizational documents of CommerceOne (the “Requisite CommerceOne Vote”) (and the approval of Merger Sub Two Holdco of the Conversion following the First Effective Time) and (ii) the adoption of resolutions to give effect to the provisions of Section 1.13(b) in connection with the Closing, no other corporate proceedings on the part of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two and (assuming due authorization, execution and delivery by Green Dot) constitutes a valid and binding obligation of each of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, enforceable against each of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of New CommerceOne Common Stock to be issued in the Mergers have been validly authorized (subject to the receipt of the Requisite CommerceOne Vote), and when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of CommerceOne will have any preemptive right or similar rights in respect thereof.
(b) Neither the execution and delivery of this Agreement by CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, nor the consummation by CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two of the transactions contemplated hereby (including the Mergers), nor compliance by CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two with any of the terms or provisions hereof, will (i) violate any provision of the CommerceOne Charter or the CommerceOne Bylaws or the charter or the bylaws of any of New CommerceOne, Merger Sub One or Merger Sub Two (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CommerceOne or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CommerceOne or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CommerceOne or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CommerceOne.
4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings or notices with FINRA and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Green Dot Disclosure Schedule or Section 4.4 of the CommerceOne Disclosure Schedule and approval of such applications, filings and notices, (e) the filing of any required applications, filings and notices, as applicable, with the FDIC and approval of such applications, filings and notices, (f) the filing with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (g) the filing of the CommerceOne Certificates of Merger, Green Dot Certificate of Merger and Upstream Certificates of Merger with the Delaware Secretary pursuant to the DGCL and the Alabama Secretary pursuant to the ABCL, as applicable, (h) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of New CommerceOne Common Stock pursuant to this Agreement and the approval of the listing of such New CommerceOne Common Stock on the NYSE, and (i) compliance with any applicable requirements of the HSR Act, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (x) the execution and delivery by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two of this Agreement or (y) the consummation by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two of the Mergers, as applicable, and the other transactions contemplated hereby. As of the date hereof, CommerceOne is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Mergers on a timely basis.
4.5 Reports. CommerceOne and each of its Subsidiaries have timely filed (or furnished) all reports, forms, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since December 31, 2022 with any Regulatory Agencies, including any report, form, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CommerceOne. Subject to Section 9.15, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of CommerceOne and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of CommerceOne, investigation into the business or operations of CommerceOne or any of its Subsidiaries since December 31, 2022, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne. Subject to Section 9.15, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of CommerceOne or any of its Subsidiaries and (ii) have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of CommerceOne or any of its Subsidiaries since December 31, 2022, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne.
4.6 Financial Statements.
(a) Section 4.6(a) of the CommerceOne Disclosure Schedule contains complete and correct copies of CommerceOne’s audited financial statements (including the related notes and schedules thereto) for the fiscal years ended December 31, 2024, 2023 and 2022 (the “CommerceOne Financial Statements”) (i) have been prepared from, and are in accordance with, the books and records of CommerceOne and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of CommerceOne and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount) and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Since December 31, 2022, no independent public accounting firm of CommerceOne has resigned (or informed CommerceOne that it intends to resign) or been dismissed as independent public accountants of CommerceOne as a result of or in connection with any disagreements with CommerceOne on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, neither CommerceOne nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the audited balance sheet as of December 31, 2024 included in the CommerceOne Financial Statements (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2024, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of CommerceOne and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of CommerceOne or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on CommerceOne. CommerceOne (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to CommerceOne, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of CommerceOne by others within those entities as appropriate to allow timely decisions regarding required disclosures, and (y) has disclosed in writing, based on its most recent evaluation prior to the date hereof, to CommerceOne’s outside auditors and the audit committee of the Board of Directors of CommerceOne (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect CommerceOne’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in CommerceOne’s internal controls over financial reporting. There is no reason to believe that CommerceOne’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due following the Closing.
(d) Since December 31, 2022, (i) neither CommerceOne nor any of its Subsidiaries, nor, to the knowledge of CommerceOne, any director, officer, auditor, accountant or representative of CommerceOne or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of CommerceOne or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that CommerceOne or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing CommerceOne or any of its Subsidiaries, whether or not employed by CommerceOne or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by CommerceOne or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of CommerceOne or any committee thereof or to the knowledge of CommerceOne, to any director or officer of CommerceOne.
4.7 Broker’s Fees. With the exception of the engagement of Performance Trust Capital Partners, LLC, neither CommerceOne nor any CommerceOne Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other transactions contemplated by this Agreement. CommerceOne has disclosed to Green Dot as of the date hereof the aggregate fees provided for in connection with the engagement by CommerceOne of Performance Trust Capital Partners, LLC related to the Mergers and the other transactions contemplated hereunder.
4.8 Absence of Certain Changes or Events.
(a) Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne.
(b) Since December 31, 2024, CommerceOne and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
4.9 Legal and Regulatory Proceedings.
(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, neither CommerceOne nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of CommerceOne, threatened in writing, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CommerceOne or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon CommerceOne, any of its Subsidiaries or the assets of CommerceOne or any of its Subsidiaries (or that, upon consummation of the transactions contemplated by this Agreement and the Separation Agreement, would apply to CommerceOne or any of its Affiliates) that would reasonably be expected to be material to CommerceOne and its Affiliates, taken as a whole, after giving effect to the transactions contemplated by this Agreement and the Separation Agreement.
4.10 Taxes and Tax Returns.
(a) Each of CommerceOne and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.
(b) Neither CommerceOne nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course).
(c) All material Taxes of CommerceOne and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.
(d) Each of CommerceOne and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, stockholder, independent contractor or other third party.
(e) Neither CommerceOne nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect.
(f) Neither CommerceOne nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no ongoing, threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of CommerceOne and its Subsidiaries or the assets of CommerceOne and its Subsidiaries that has not been accrued in the latest audited balance sheet included in the CommerceOne Financial Statements.
(g) There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of CommerceOne or any of its Subsidiaries.

(h) Neither CommerceOne nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among CommerceOne and its Subsidiaries or (ii) commercial agreements the principal purpose of which does not relate to Taxes).
(i) Neither CommerceOne nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was CommerceOne) or (ii) has any liability for the Taxes of any person (other than CommerceOne or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
(j) Neither CommerceOne nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Mergers are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.
(k) Neither CommerceOne nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(l) At no time during the past five (5) years has CommerceOne been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(m) Neither CommerceOne nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (i) any change in accounting method made before the Closing under Section 481(c) of the Code (or any similar provision of state, local or foreign law), (ii) any agreement entered into with any Governmental Entity (including a “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or foreign law)) prior to the Closing, (iii) any installment sale or open transaction disposition or intercompany transaction made on or prior to the Closing, or (iv) any intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local law) existing on or prior to the Closing, in each case, as a result of any action or transaction occurring prior to the Closing.
4.11 Employees.
(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, each CommerceOne Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “CommerceOne Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all equity, equity-based, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, practices, arrangements or remuneration of any kind, whether or not funded and whether or not in writing, with respect to which CommerceOne or any Subsidiary or any trade or business of CommerceOne or any of its Subsidiaries, whether or not incorporated, all of which together with CommerceOne would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “CommerceOne ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by CommerceOne or any of its Subsidiaries for the benefit of any current or former employee, officer, director or independent contractor of CommerceOne or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan or any plan, program or arrangement sponsored by a Governmental Entity.
(b) CommerceOne has made available to Green Dot true and complete copies of each material CommerceOne Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, material amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the IRS, (iii) the most recently received IRS determination letter and (iv) the most recently prepared actuarial report.

(c) Except as would not result in any material liability to CommerceOne and its Subsidaries, taken as a whole, each CommerceOne Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service or may rely on a favorable opinion letter issued by the Internal Revenue Service and, to CommerceOne’s knowledge, no event has occurred since December 31, 2022 that would adversely affect the qualification or tax exemption of any such CommerceOne Benefit Plan.
(d) No CommerceOne Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code. During the immediately preceding six (6) years, no liability under Section 302 or Title IV of ERISA has been incurred by CommerceOne or its Subsidiaries or any of their respective ERISA Affiliates, and, to CommerceOne’s knowledge, no condition exists that presents a risk to CommerceOne or its Subsidiaries or any of their respective ERISA Affiliates of incurring any such liability.
(e) None of CommerceOne and its Subsidiaries nor any CommerceOne ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a Multiple Employer Plan, and none of CommerceOne and its Subsidiaries nor any CommerceOne ERISA Affiliate has incurred any liability that has not been satisfied in full to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.
(f) Except as would not result in any material liability to CommerceOne or its Subsidiaries, taken as a whole, no CommerceOne Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980 of the Code.
(g) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, all contributions required to be made to any CommerceOne Benefit Plan by applicable law or by any plan document or other contractual undertaking, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of CommerceOne.
(h) There are no pending or, to CommerceOne’s knowledge, threatened claims (in each case other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to CommerceOne’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the CommerceOne Benefit Plans, any fiduciaries thereof with respect to their duties to the CommerceOne Benefit Plans or the assets of any of the trusts under any of the CommerceOne Benefit Plans that would reasonably be expected to result in any liability of CommerceOne or any of its Subsidiaries in an amount that, individually or in the aggregate, would be material to CommerceOne and its Subsidiaries, taken as a whole.
(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in (i) the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, officer, director or other service provider of CommerceOne or any of its Subsidiaries, (ii) result in any limitation on the right of CommerceOne or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any CommerceOne Benefit Plan or related trust on or after the First Effective Time or (iii) otherwise give rise to any material liability under any CommerceOne Benefit Plan. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by CommerceOne or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(j) Neither CommerceOne nor any Subsidiary has any obligation to provide, and no CommerceOne Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code (or any corresponding provisions of state, local or foreign Tax law), or otherwise.

(k) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, there are no pending or, to CommerceOne’s knowledge, threatened labor grievances or unfair labor practice claims or charges against CommerceOne or any of its Subsidiaries, or any strikes or other labor disputes against CommerceOne or any of its Subsidiaries. Neither CommerceOne nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of CommerceOne or any of its Subsidiaries and, except as would not reasonably be expected to be material, either individually or in the aggregate, to CommerceOne and its subsidiaries, there are no pending or, to the knowledge of CommerceOne, threatened organizing efforts by any union or other group seeking to represent any employees of CommerceOne or any of its Subsidiaries. Neither CommerceOne nor any of its Subsidiaries has incurred any material liability or obligation under the WARN Act and the regulations promulgated thereunder or any similar foreign, state or local Law that remains unsatisfied.
(l) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, each CommerceOne Benefit Plan that is subject to the laws of a jurisdiction other than the United States (whether or not U.S. law also applies) or is otherwise maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. CommerceOne Benefit Plan”) (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special tax treatment, meets all requirements for such treatment and (iii) if intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions. As of the date hereof, there is no pending or threatened material litigation relating to any Non-U.S. CommerceOne Benefit Plan.
4.12 [RESERVED].
4.13 Compliance with Applicable Law.
(a) CommerceOne and each of its Subsidiaries hold, and have at all times since December 31, 2022, held, all licenses, registrations, franchises, certificates, permits charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne, and to the knowledge of CommerceOne, no suspension or cancellation of any such necessary license, registration, franchise, certificate, permit, charter or authorization is threatened.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne, CommerceOne and each of its Subsidiaries have complied with and are not in default or violation under any law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity applicable to CommerceOne or any of its Subsidiaries, including all laws related to data protection or privacy (including Data Protection Laws), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on

CommerceOne, since December 31, 2022, there has been no action pending or, to the knowledge of CommerceOne, threatened against CommerceOne and its Subsidiaries by any Governmental Entity or other person alleging any violation of any Data Protection Laws.
(c) CommerceOne Bank has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne: (A) CommerceOne has complied with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (B) CommerceOne and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (C) none of CommerceOne, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
(d) CommerceOne maintains a written information privacy and security program that includes measures reasonably designed to protect the privacy, confidentiality and security of all Personal Data processed or otherwise handled by or on behalf of CommerceOne against any Security Breach. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, CommerceOne and its Subsidiaries have taken commercially reasonable measures, consistent with general industry practices, designed to ensure the confidentiality, privacy and security of Personal Data processed or otherwise handled by or on behalf of CommerceOne. To the knowledge of CommerceOne, CommerceOne has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne. To the knowledge of CommerceOne, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CommerceOne. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, CommerceOne and its Subsidiaries are in compliance with all of its and their privacy policies relating to Personal Data.
(e) Without limitation, none of CommerceOne or any of its Subsidiaries or to the knowledge of CommerceOne, any director, officer, employee, agent or other person acting on behalf of CommerceOne or any of its Subsidiaries has, directly or indirectly, (i) used any funds of CommerceOne or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of CommerceOne or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of CommerceOne or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of CommerceOne or any of its Subsidiaries, (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for CommerceOne or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for CommerceOne or any of its Subsidiaries or (vii) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne.
(f) As of the date hereof, CommerceOne and CommerceOne Bank each meet the applicable published criteria to be “well-capitalized” (as such term is defined in the relevant regulation of the applicable institution’s primary federal banking regulator).
(g) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne, (i) CommerceOne and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of CommerceOne, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account.
4.14 Certain Contracts.
(a) Except as set forth in Section 4.14(a) of the CommerceOne Disclosure Schedule, as of the date hereof, neither CommerceOne nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any CommerceOne Benefit Plan and any contract, arrangement, commitment or understanding solely among CommerceOne and any wholly owned Subsidiaries of CommerceOne or solely among wholly owned Subsidiaries of CommerceOne:
(i) for the purchase of materials, supplies, goods, services, equipment or other tangible assets (other than those specified elsewhere in this definition) that provides for annual payments of more than $100,000 (other than any such contracts which are terminable by CommerceOne or any of its Subsidiaries on sixty (60) days’ or less notice without any required payment or other conditions, other than the condition of notice);
(ii) which contains a provision that materially restricts the conduct of any line of business by CommerceOne or any of its Subsidiaries or upon consummation of the Mergers will materially restrict the ability of CommerceOne or any of its Affiliates to engage in any line of business or in any geographic region (including any exclusivity or exclusive dealing provisions with such an effect);
(iii) with or to a labor union or guild with respect to any employees of CommerceOne or any its Subsidiaries (including any collective bargaining agreement);
(iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite CommerceOne Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CommerceOne;
(v) (A) that relates to the incurrence of indebtedness by CommerceOne or any of its Subsidiaries, including any sale and leaseback transactions, securitizations, off-balance sheet financing arrangements, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by CommerceOne or any of its Subsidiaries of, or any similar commitment by CommerceOne or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $500,000 or more;
(vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of CommerceOne or its Subsidiaries;
(vii) that is a settlement, consent or similar agreement and contains any material continuing obligations of CommerceOne or any of its Subsidiaries; or
(viii) that relates to the acquisition or disposition of any person, business or asset and under which CommerceOne or its Subsidiaries have or may have a material obligation or liability.

Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the CommerceOne Disclosure Schedule, is referred to herein as a “CommerceOne Contract.” CommerceOne has made available to Green Dot true, correct and complete copies of each CommerceOne Contract in effect as of the date hereof.
(b) (i) Each CommerceOne Contract is valid and binding on CommerceOne or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CommerceOne, (ii) CommerceOne and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each CommerceOne Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CommerceOne, (iii) to the knowledge of CommerceOne, each third-party counterparty to each CommerceOne Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such CommerceOne Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CommerceOne, (iv) neither CommerceOne nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any CommerceOne Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of CommerceOne or any of its Subsidiaries or, to the knowledge of CommerceOne, any other party thereto, of or under any such CommerceOne Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on CommerceOne.
4.15 Agreements with Regulatory Agencies. Subject to Section 9.15, neither CommerceOne nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since December 31, 2022, a recipient of any supervisory letter from, or since December 31, 2022, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the CommerceOne Disclosure Schedule, a “CommerceOne Regulatory Agreement”), nor has CommerceOne or any of its Subsidiaries been advised in writing since December 31, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such CommerceOne Regulatory Agreement.
4.16 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of CommerceOne or any of its Subsidiaries or for the account of a customer of CommerceOne or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties reasonably believed to be financially responsible at the time and are legal, valid and binding obligations of CommerceOne or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions). CommerceOne and each of its Subsidiaries have duly performed in all material respects all of their respective material obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of CommerceOne, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, CommerceOne and its Subsidiaries are in compliance, and since December 31, 2022 have complied, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of CommerceOne, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on CommerceOne or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against CommerceOne, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne. To the knowledge of CommerceOne, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne. CommerceOne is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne.
4.18 Investment Securities and Commodities. Each of CommerceOne and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to CommerceOne’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of CommerceOne or its Subsidiaries. Such securities and commodities are valued on the books of CommerceOne in accordance with GAAP in all material respects.
4.19 Real Property. CommerceOne or a CommerceOne Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the CommerceOne Financial Statements as being owned by CommerceOne or a CommerceOne Subsidiary or acquired after the date thereof which are material to CommerceOne’s business on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “CommerceOne Owned Properties”), free and clear of all material Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such CommerceOne Financial Statements or acquired after the date thereof which are material to CommerceOne’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the CommerceOne Owned Properties, the “CommerceOne Real Property”), free and clear of all material Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and to the knowledge of CommerceOne, each such lease is valid without material default thereunder by the lessee or, to the knowledge of CommerceOne, the lessor. There are no pending or, to the knowledge of CommerceOne, threatened condemnation proceedings against the CommerceOne Real Property.
4.20 Intellectual Property. CommerceOne and each of its Subsidiaries owns (free and clear of any material Liens), or is licensed to use, all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne: (a) (i) to the knowledge of CommerceOne, the conduct by CommerceOne and its Subsidiaries of their respective businesses does not infringe, misappropriate or otherwise violate, and, since December 1, 2022, has not infringed, misappropriated or otherwise violated, the rights of any person and (ii) no person has asserted in writing to CommerceOne that CommerceOne or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of CommerceOne, no person is challenging, infringing on, misappropriating or otherwise violating any right of CommerceOne or any of its Subsidiaries with respect to any Intellectual Property owned by CommerceOne or its Subsidiaries, and (c) neither CommerceOne nor any CommerceOne Subsidiary has received any written notice of any pending claim challenging the ownership, validity or enforceability of any Intellectual Property owned by CommerceOne or any CommerceOne Subsidiary, and CommerceOne and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned by CommerceOne and its Subsidiaries.
4.21 Related Party Transactions. As of the date hereof, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between CommerceOne or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of CommerceOne or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the

Exchange Act) five percent (5%) or more of the outstanding CommerceOne Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of CommerceOne), on the other hand, of the type required to be reported pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.
4.22 State Takeover Laws. The Board of Directors of each of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes.
4.23 Opinion. Prior to the execution of this Agreement, CommerceOne has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Performance Trust Capital Partners, LLC, to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to CommerceOne. Such opinion has not been amended or rescinded as of the date of this Agreement.
4.24 CommerceOne Information. The information relating to CommerceOne and its Subsidiaries or that is provided by CommerceOne or its Subsidiaries or their respective representatives for inclusion in the Proxy Statement and the S-4, or in any other document filed with any Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (to the extent that portions thereof relate only to CommerceOne or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (to the extent that portions thereof relate only to CommerceOne or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
4.25 Loan Portfolio.
(a) As of the date hereof, except as set forth in Section 4.25(a) of the CommerceOne Disclosure Schedule, neither CommerceOne nor any of its Subsidiaries is a party to any written or oral Loan in which CommerceOne or any Subsidiary of CommerceOne is a creditor that, as of November 21, 2025, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of November 21, 2025, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 4.25(a) of the CommerceOne Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of CommerceOne and its Subsidiaries that, as of November 21, 2025, had an outstanding balance of $1,000,000 or more and were classified by CommerceOne as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of CommerceOne or any of its Subsidiaries that, as of November 21, 2025, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, each Loan of CommerceOne or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of CommerceOne and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, each outstanding Loan of CommerceOne or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of CommerceOne and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
4.26 Insurance. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, (a) CommerceOne and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of CommerceOne reasonably has determined to be prudent and consistent with industry practice, and CommerceOne and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of CommerceOne and its Subsidiaries, CommerceOne or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by CommerceOne or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither CommerceOne nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.
4.27 IT Systems.
(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, to the knowledge of CommerceOne, no third party has gained unauthorized access to or misused any Personal Data or any IT Systems used in the operation of their respective businesses (collectively, “CommerceOne Software and IT Systems”), in each case in a manner that has resulted or is reasonably likely to result in a duty to notify any person. The CommerceOne Software and IT Systems are sufficient for the current needs of the business of CommerceOne and its Subsidiaries and operate and perform in all material respects as required by CommerceOne and its Subsidiaries in connection with their respective businesses. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, CommerceOne and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards, consistent with accepted industry practices, Data Protection Laws and all contracts to the extent such contracts relate to the processing of Personal Data, that are designed to protect their products and services and the CommerceOne Software and IT Systems from unauthorized access and free from any Malicious Code. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, the CommerceOne Software and IT Systems are (i) free from Malicious Code and (ii) have not, since December 31, 2022, experienced any failure or malfunction.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CommerceOne, the CommerceOne Software and IT Systems have not, since December 31, 2022, suffered an unscheduled outage or other failure.
4.28 No Other Representations or Warranties.
(a) Except for the representations and warranties made by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two in this Article IV, neither CommerceOne nor New CommerceOne, Merger Sub One, Merger Sub Two or any other person makes any express or implied representation or warranty with respect to CommerceOne, its Subsidiaries, New CommerceOne, Merger Sub One or Merger Sub Two or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither CommerceOne nor New CommerceOne, Merger Sub One, Merger Sub Two or any other person makes or has made any representation or warranty to Green Dot or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, or any of their respective Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two in this Article IV, any oral or written information presented to Green Dot or any of its Affiliates or representatives in the course of their due diligence investigation of CommerceOne, the negotiation of this Agreement or in the course of the transactions contemplated hereby. The foregoing shall not limit any of the representations or warranties contained in Article V of the Separation Agreement.
(b) CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two acknowledge and agree that neither Green Dot nor any other person has made or is making any express or implied representation or warranty with respect to Green Dot, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects other than those contained in Article III and in Article III of the Separation Agreement.
4.29 Reorganization. CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two have not taken any action and are not aware of any fact or circumstance that could reasonably be expected to prevent the CommerceOne Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1 Conduct of Businesses Prior to the First Effective Time. During the period from the date of this Agreement to the First Effective Time or earlier termination of this Agreement, except as set forth in the CommerceOne Disclosure Schedule or the Green Dot Disclosure Schedule, as expressly contemplated or permitted by this Agreement or the Separation Agreement, required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of CommerceOne and Green Dot shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either CommerceOne or Green Dot to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
5.2 Forbearances. During the period from the date of this Agreement to the First Effective Time or earlier termination of this Agreement, except as set forth in the CommerceOne Disclosure Schedule or the Green Dot Disclosure Schedule, as expressly contemplated or permitted by this Agreement or the Separation Agreement or as required by law, neither CommerceOne nor Green Dot shall, and neither CommerceOne nor Green Dot shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):
(a) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) entry into repurchase agreements, (iii) deposits, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) issuances of letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Green Dot or any of its wholly-owned Subsidiaries to Green Dot or any of its wholly-owned Subsidiaries, on the one hand, or of CommerceOne or any of its wholly-owned Subsidiaries to CommerceOne or any of its wholly-owned Subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
(b) (i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any Green Dot Securities or Green Dot Subsidiary Securities, in the case of Green Dot, or CommerceOne Securities or CommerceOne Subsidiary Securities, in the case of CommerceOne, except, in each case, (A) dividends paid by any of the Subsidiaries of each of CommerceOne and Green Dot to

CommerceOne or Green Dot or any of their wholly-owned Subsidiaries, respectively, or (B) the acceptance of shares of Green Dot Common Stock or CommerceOne Common Stock, as the case may be, for withholding Taxes incurred in connection with the vesting or settlement of Green Dot RSU Awards or CommerceOne Equity Awards, in each case, in accordance with past practice and the terms of the applicable Stock Plan and award agreements, in each case as in effect as of the date hereof, or the purchase of shares of Green Dot Common Stock pursuant to the Green Dot ESPP;
(iii) grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any Green Dot Securities or Green Dot Subsidiary Securities, in the case of Green Dot, or CommerceOne Securities or CommerceOne Subsidiary Securities, in the case of CommerceOne; or
(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any Green Dot Securities or Green Dot Subsidiary Securities, in the case of Green Dot, or CommerceOne Securities or CommerceOne Subsidiary Securities, in the case of CommerceOne, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any Green Dot Securities or Green Dot Subsidiary Securities, in the case of Green Dot, or CommerceOne Securities or CommerceOne Subsidiary Securities, in the case of CommerceOne, except pursuant to the settlement of Green Dot RSU Awards or CommerceOne Equity Awards in accordance with their terms or the purchase of shares of Green Dot Common Stock in accordance with the terms of the Green Dot ESPP;
(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;
(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly-owned Subsidiary of Green Dot or CommerceOne, as applicable;
(e) in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any Green Dot Contract or CommerceOne Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Green Dot or CommerceOne, as the case may be, or enter into any contract that would constitute a Green Dot Contract or CommerceOne Contract, as the case may be, if it were in effect on the date of this Agreement;
(f) except as required under applicable law or the terms of any Green Dot Benefit Plan or CommerceOne Benefit Plan existing as of the date hereof, as applicable, (i) enter into, establish, adopt, materially amend or terminate any Green Dot Benefit Plan or CommerceOne Benefit Plan, or any arrangement that would be a Green Dot Benefit Plan or a CommerceOne Benefit Plan if in effect on the date hereof, other than with respect to arrangements that are broad-based health or welfare plans (x) in the ordinary course of business consistent with past practice and (y) as would not reasonably be expected to materially increase the cost of benefits under any Green Dot Benefit Plan, or CommerceOne Benefit Plan, Green Dot Contract or CommerceOne Contract, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than increases to current employees and officers the payment of cash incentive compensation for completed performance periods based upon actual corporate performance, the actual performance of such employee and, if applicable, such employee’s business, in the ordinary course of business consistent with past practice, (iii) grant any new equity or equity-based awards or accelerate the vesting of any equity or equity-based awards or other compensation, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, other than entry into standard offer letters or employment agreements with new hires that are permitted to be hired pursuant to item (vii) hereto in the ordinary course of business consistent with past practice, (v) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Green Dot Benefit Plan, CommerceOne Benefit Plan, Green Dot Contract or CommerceOne Contract, as the case may be, (vi) terminate the employment or services of any employee at the level of vice president or above, other than for cause, (vii) hire or promote any employee at or to the level of vice president or above (other than, subject to prior consultation with the other party, as a replacement hire or promotion for a departure occurring in the ordinary course of business receiving substantially similar terms of employment and levels of compensation), or (viii) become a party to, establish, adopt, amend, commence participation in, terminate or enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization;
(g) settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to Green Dot or CommerceOne, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries;
(h) amend its articles or certificate of incorporation, its bylaws or comparable governing documents of its Subsidiaries;
(i) other than in prior consultation with CommerceOne (in the case of Green Dot) or Green Dot (in the case of CommerceOne), materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(j) implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP;
(k) enter into any new material line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;
(l) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;
(m) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the CommerceOne Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or
(n) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
ARTICLE VI

ADDITIONAL AGREEMENTS
6.1 Regulatory Matters.
(a) Promptly after the date of this Agreement, New CommerceOne, CommerceOne and Green Dot shall prepare and Green Dot shall file with the SEC the Proxy Statement, and New CommerceOne shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. New CommerceOne, CommerceOne and Green Dot, as applicable, shall use reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement; provided that the definitive Proxy Statement shall not be filed until the S-4 has become effective under the Securities Act. Each of New

CommerceOne, CommerceOne and Green Dot shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and CommerceOne and Green Dot shall thereafter mail or deliver the Proxy Statement to their respective stockholders. New CommerceOne shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Green Dot shall furnish all information concerning Green Dot and the holders of Green Dot Common Stock as may be reasonably requested in connection with any such action and CommerceOne shall furnish all information concerning CommerceOne and the holders of CommerceOne Common Stock as may be reasonably requested in connection with any such action.
(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to (i) promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement), (ii) obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers), and comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities and (iii) contest, defend and appeal any action or proceeding by a Governmental Entity (other than a bank regulatory agency), whether judicial or administrative, challenging this Agreement or the consummation of the Mergers and the transactions contemplated hereby. CommerceOne, New CommerceOne and Green Dot shall have the right to review in advance, and, unless not practicable, each will consult the other on, and give reasonable time to comment on, in each case subject to applicable laws relating to the exchange of information, any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable law. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) as set forth in Section 3.4 and Section 4.4 that are necessary to consummate the Mergers or the Sale Transactions or those the failure of which to be obtained would, following the Closing, reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on New CommerceOne, and (ii) as set forth in Section 6.1(b) of the Green Dot Disclosure Schedule and Section 6.1(b) of the CommerceOne Disclosure Schedule.
(c) Each party shall use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained herein shall be deemed to require CommerceOne, New CommerceOne or Green Dot or any of their respective Subsidiaries, and neither CommerceOne nor New CommerceOne, on the one hand, nor Green Dot, on the other hand, nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to have a material adverse effect on New CommerceOne and its Subsidiaries, taken as a whole, after giving effect to the Mergers, the Sale Transactions and other transactions contemplated by this Agreement and the Separation Agreement (a “Materially Burdensome Regulatory Condition”), nor shall CommerceOne propose, negotiate, offer to commit and effect to take any action or agree to any condition or restriction with respect to the Business (as defined in the Separation Agreement) without the prior written consent of Green Dot, which consent shall not be unreasonably withheld or delayed. (d) CommerceOne, New CommerceOne and Green Dot shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of CommerceOne, New CommerceOne, Green Dot or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement.
(e) CommerceOne, New CommerceOne and Green Dot shall promptly advise each other upon receiving any material or substantive communication from any Governmental Entity relating to any Requisite Regulatory Approval or other approval or clearance of any Governmental Entity being sought in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, Section 9.15 shall not preclude either party from fulfilling its obligation under this Section 6.1(e) to the extent permissible under applicable law.
6.2 Access to Information; Confidentiality.
(a) Upon reasonable notice and subject to applicable laws, each of CommerceOne and Green Dot, for the purposes of verifying the representations and warranties of the other and preparing for the Mergers and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the First Effective Time, to such properties, books, contracts, personnel and records as reasonably requested by the other party, and each shall cooperate with the other party in preparing to execute after the Second Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of CommerceOne and Green Dot shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that CommerceOne or Green Dot, as the case may be, is not permitted to disclose under applicable law) and (ii) such other information concerning its business, properties and personnel as such party may reasonably request (other than reports or documents that CommerceOne or Green Dot, as the case may be, is not permitted to disclose under applicable law). Neither CommerceOne nor Green Dot nor any of their respective Subsidiaries shall be required to provide access to or disclose information where such access or disclosure would violate or prejudice the rights of CommerceOne’s or Green Dot’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b) Each of CommerceOne and Green Dot shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated June 19, 2025 between CommerceOne Bank and Green Dot (the “Confidentiality Agreement”).
(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the First Effective Time. Prior to the First Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
6.3 Stockholders’ Approvals. Each of CommerceOne and Green Dot shall call a meeting of its stockholders (the “CommerceOne Meeting” and the “Green Dot Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) the Requisite Green Dot Vote and the Requisite CommerceOne Vote required in connection with this Agreement and the Mergers and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Green Dot and CommerceOne shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Each of CommerceOne and Green Dot and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of CommerceOne and Green Dot, as applicable, the Requisite CommerceOne Vote and the Requisite Green Dot Vote, as applicable, including by communicating to the respective stockholders of CommerceOne and Green Dot its respective recommendation (and including such recommendation in the Proxy Statement) that, in the case of CommerceOne, the stockholders of CommerceOne approve the CommerceOne Merger and transactions contemplated hereby (the “CommerceOne Board Recommendation”), and in the case of Green Dot, the stockholders of Green Dot adopt this Agreement and the transactions contemplated by the Separation Agreement (the “Green Dot Board Recommendation”). Each of CommerceOne and Green Dot and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the CommerceOne Board Recommendation, in the case of CommerceOne, or the Green Dot Board Recommendation, in the case of Green Dot, (ii) fail to make the CommerceOne Board Recommendation, in the case of CommerceOne, or the Green Dot Board Recommendation, in the case of Green Dot, in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the CommerceOne Board Recommendation, in the case of CommerceOne, or the Green Dot Board Recommendation, in the case of Green Dot, in each case within ten (10) business days (or such fewer number of days as remains prior to the CommerceOne Meeting or the Green Dot Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”). However, subject to Section 8.1 and Section 8.2, if the Board of Directors of CommerceOne or Green Dot, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the CommerceOne Board Recommendation or the Green Dot Board Recommendation, as applicable, such Board of Directors may, in the case of CommerceOne, prior to the receipt of the Requisite CommerceOne Vote, and in the case of Green Dot, prior to the receipt of the Requisite Green Dot Vote, effect a Recommendation Change; provided that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the CommerceOne Board Recommendation or Green Dot Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. CommerceOne or Green Dot shall adjourn or postpone the CommerceOne Meeting or the Green Dot Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of CommerceOne Common Stock or Green Dot Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Green Dot or CommerceOne, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Green Dot Vote or the Requisite CommerceOne Vote. Each of Green Dot and CommerceOne shall only be required to adjourn or postpone the Green Dot Meeting and CommerceOne Meeting, as applicable, pursuant to the foregoing sentence on one occasion. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Green Dot Meeting and CommerceOne Meeting shall be convened and this Agreement and the Mergers shall be submitted to the stockholders of Green Dot at the Green Dot Meeting and to the stockholders of CommerceOne at the CommerceOne Meeting, for the purpose of voting on the approval of this Agreement and the Mergers and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Green Dot and CommerceOne of such obligation. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to CommerceOne or Green Dot, as applicable, other than the transactions contemplated by this Agreement and the Separation Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in,

(i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of a party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of a party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.
6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of CommerceOne and Green Dot shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Mergers and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Green Dot or CommerceOne or any of their respective Subsidiaries in connection with the Mergers and the other transactions contemplated by this Agreement.
6.5 Stock Exchange Listing. CommerceOne and New CommerceOne shall cause the shares of New CommerceOne Common Stock to be issued in the Mergers to be approved for listing on the NYSE, subject to official notice of issuance, prior to the First Effective Time.
6.6 Employee Matters.
(a) New CommerceOne shall, and shall cause each of its Subsidiaries to, for the one-year period following the Second Effective Time, maintain for each employee of Green Dot and any of its Subsidiaries as of the First Effective Time (after, for the avoidance of doubt, giving effect to the Payments Business Sale) who remains so employed immediately following the First Effective Time (the “Continuing Employees”), for so long as they are employed by New CommerceOne or its Affiliates following the First Effective Time (i) base salary or wages (as applicable) that is no less favorable than that provided to the Continuing Employee as of immediately prior to the First Effective Time, (ii) target annual cash incentive compensation opportunities that are no less favorable than the target annual cash incentive compensation opportunities provided to the Continuing Employee as of immediately prior to the First Effective Time, (iii) target long-term incentive compensation opportunities that are no less favorable than those provided to similarly situated employees of CommerceOne, which shall in all events include a long-term incentive compensation grant to the Continuing Employee in respect of the 2026 fiscal year, (iv) other employee benefits (other than equity, equity-based and long-term incentive compensation, severance, nonqualified deferred compensation, defined benefit pension and retiree welfare plan benefits and any retention, transaction or change in control bonuses) that are substantially comparable in the aggregate to the other employee benefits (other than equity, equity-based and long-term incentive compensation, severance, nonqualified deferred compensation, defined benefit pension and retiree welfare plan benefits and any retention, transaction or change in control bonuses) provided by Green Dot to the Continuing Employees as of immediately prior to the First Effective Time, and (v) severance benefits no less favorable than the severance benefits provided to the Continuing Employees under the plans listed in Section 6.6(a) of the Green Dot Disclosure Schedule.
(b) New CommerceOne, Green Dot and CommerceOne agree that the consummation of the Mergers shall constitute a “change in control,” “change of control,” “corporate transaction” or term of similar import under each applicable Green Dot Benefit Plan.
(c) With respect to any CommerceOne Benefit Plans in which any Continuing Employees become eligible to participate on or after the First Effective Time (after, for the avoidance of doubt, giving effect to the Payments Business Sale), CommerceOne and New CommerceOne shall, and shall cause each of its Subsidiaries to: (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any such CommerceOne Benefit Plans that provide health care benefits, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Green Dot Benefit Plan, (ii) use commercially reasonable efforts toprovide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the First Effective Time under a CommerceOne Benefit Plan that provides health care benefits, to the same extent that such credit was given under the analogous Green Dot Benefit Plan prior to the First Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any such CommerceOne Benefit Plan, and (iii) recognize all service of such employees with Green Dot and its Subsidiaries for purposes of eligibility to participate, vesting and levels of benefits in any such CommerceOne Benefit Plan to the same extent that such service was taken into account under the analogous Green Dot Benefit Plan prior to the First Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in a duplication of benefits for the same period of service, (B) for purposes of any pension plan or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
(d) CommerceOne, New CommerceOne and Green Dot shall take all actions as may be required, including amendments to the Green Dot 401(k) Plan and/or the CommerceOne 401(k) Plan, to permit the Continuing Employees to make rollover contributions to the CommerceOne 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans) or a combination thereof.
(e) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of CommerceOne, New CommerceOne or Green Dot or any of their Subsidiaries or Affiliates any right to continue in the employ or service of the Surviving Company, Green Dot, CommerceOne, New CommerceOne or any Subsidiary or Affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Company, Green Dot, CommerceOne, New CommerceOne or any Subsidiary or Affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Surviving Company, Green Dot, CommerceOne, New CommerceOne or any of their Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Green Dot Benefit Plan, CommerceOne Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Company, Green Dot, CommerceOne, New CommerceOne or any of their Subsidiaries or Affiliates to amend, modify or terminate any Green Dot Benefit Plan, CommerceOne Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the First Effective Time. Without limiting the generality of Section 9.11, nothing in this Section 6.6, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of the Surviving Company, Green Dot, New CommerceOne, CommerceOne or any of their Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.7 Indemnification; Directors’ and Officers’ Insurance.
(a) From and after the Second Effective Time, New CommerceOne and Green Dot Bank shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified as of the date of this Agreement by Green Dot pursuant to the Green Dot Charter, the Green Dot Bylaws, the governing or organizational documents of any Subsidiary of Green Dot and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.7(a) of the Green Dot Disclosure Schedule, each present and former director, officer or employee of Green Dot and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Green Dot Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Second Effective Time, arising out of or pertaining to the fact that such person is or was a director, officer or employee of Green Dot or any of its Subsidiaries and pertaining to matters or facts existing or occurring at or prior to the Second Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any Green Dot Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Green Dot Indemnified Party is not entitled to indemnification.

(b) Green Dot shall obtain at or prior to the First Effective Time a six (6)-year “tail” policy under Green Dot’s existing directors’ and officers’ insurance policy providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Green Dot and any of its Subsidiaries arising from facts or events which occurred at or before the First Effective Time; provided, however, that Green Dot shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by Green Dot for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Green Dot shall cause to be maintained policies of insurance which, in Green Dot’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap.
(c) The provisions of this Section 6.7 shall survive the Second Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Green Dot Indemnified Party and his or her heirs and representatives, each of whom shall be express third-party beneficiaries of this Section 6.7. If New CommerceOne or Green Dot Bank or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, New CommerceOne or Green Dot Bank will cause proper provision to be made so that the successors and assigns of New CommerceOne or Green Dot Bank will expressly assume the obligations set forth in this Section 6.7. The obligations of New CommerceOne or Green Dot Bank or any of their successors under this Section 6.7 shall not be terminated or modified after the First Effective Time in a manner so as to adversely affect any Green Dot Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected Green Dot Indemnified Party or affected person.
6.8 Additional Agreements. In case at any time after the Second Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of New CommerceOne, on the one hand, and a Subsidiary of Green Dot, on the other hand) or to vest New CommerceOne with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by CommerceOne.
6.9 Advice of Changes. CommerceOne and Green Dot shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its (or in the case of CommerceOne, its, New CommerceOne’s, Merger Sub One’s, Merger Sub Two’s) representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
6.10 Stockholder Litigation. Each party shall give the other party prompt notice of any stockholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement. Green Dot shall give CommerceOne the opportunity to participate (at CommerceOne’s expense) in the defense or settlement of any such litigation. Green Dot shall give CommerceOne the right to review and comment on all filings or responses to be made by Green Dot in connection with any such litigation, and will in good faith take such comments into account. Green Dot shall not agree to settle any such litigation without CommerceOne’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that CommerceOne shall not be obligated to consent to any settlement which does not include a full release of CommerceOne and its Affiliates or which imposes an injunction or other equitable relief after the Second Effective Time upon CommerceOne or any of its Affiliates.

6.11 Acquisition Proposals.
(a) Each party agrees that it will not, will cause each of its Subsidiaries not to and will cause its and their respective officers, directors and employees not to, and will use its reasonable best efforts to cause its agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or non-binding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.11) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite CommerceOne Vote, in the case or CommerceOne, or the Requisite Green Dot Vote, in the case of Green Dot, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that (a) prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party and (b) such party shall make available to the other party any material nonpublic information concerning such party or its Subsidiaries that is provided to the person making such Acquisition Proposal which was not previously made available to the other party. Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Green Dot or CommerceOne, as applicable, with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.
(b) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
6.12 Public Announcements. Green Dot and CommerceOne agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this Agreement in compliance with this Section 6.12.
6.13 Change of Method. Green Dot and CommerceOne shall be empowered, upon their mutual agreement, at any time prior to the First Effective Time, to change the method or structure of effecting the transactions contemplated by this Agreement (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the per share Green Dot Merger Consideration, the Exchange Ratio or the number of shares of New CommerceOne Common Stock received by holders of Green Dot Common Stock in exchange for each share of Green Dot Common Stock, (ii) adversely affect the Tax treatment of Green Dot’s stockholders or CommerceOne’s stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of Green Dot or CommerceOne pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.
6.14 Takeover Statutes. None of Green Dot, CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Mergers, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
6.15 Exemption from Liability Under Section 16(b). Green Dot and CommerceOne agree that, in order to most effectively compensate and retain Green Dot Insiders, both prior to and after the Second Effective Time, it is desirable that Green Dot Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Green Dot Common Stock into shares of New CommerceOne Common Stock in the Mergers and the conversion of Green Dot RSU Awards into corresponding New CommerceOne RSU Awards in the Mergers, and for that compensatory and retentive purpose agree to the provisions of this Section 6.15. Green Dot shall deliver to CommerceOne in a reasonably timely fashion prior to the First Effective Time accurate information regarding those officers and directors of Green Dot subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Green Dot Insiders”), and the Board of Directors of CommerceOne and of Green Dot, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the First Effective Time, take all such steps as may be required to cause (in the case of Green Dot) any dispositions of Green Dot Common Stock or Green Dot RSU Awards by the Green Dot Insiders, and (in the case of CommerceOne) any acquisitions of New CommerceOne Common Stock or CommerceOne Equity Awards by any Green Dot Insiders who, immediately following the Mergers, will be officers or directors of CommerceOne subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
6.16 Conduct of Merger Subs. Prior to the First Effective Time, CommerceOne shall take all actions necessary to cause New CommerceOne, Merger Sub One and Merger Sub Two to perform its obligations under this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT
7.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction at or prior to the First Effective Time of the following conditions:
(a) Stockholder Approvals. (i) The Merger Agreement and the transactions contemplated hereby shall have been approved by the stockholders of CommerceOne by the Requisite CommerceOne Vote and (ii) this Agreement and the transactions contemplated by the Separation Agreement shall have been adopted by the stockholders of Green Dot by the Requisite Green Dot Vote.
(b) NYSE Listing. The shares of New CommerceOne Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.
(c) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Mergers or any of the other transactions contemplated by this Agreement.
(f) Separation Agreement. Each of the conditions set forth in Article IX of the Separation Agreement shall have been satisfied or waived, other than the condition in Section 9.1(c) thereof (and other than those conditions under the Separation Agreement that by their nature are to be satisfied at the Closing (as defined in the Separation Agreement), provided that such conditions would be satisfied if the Closing (as defined in the Separation Agreement) were then to occur, and those conditions that have been waived in accordance with Article IX of the Separation Agreement).
7.2 Conditions to Obligations of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two. The obligation of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two to effect the Mergers is also subject to the satisfaction, or waiver by CommerceOne, at or prior to the First Effective Time of the following conditions:
(a) Representations and Warranties. The representations and warranties of Green Dot set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of Green Dot set forth in Section 3.1(a), Section 3.1(b) (but only with respect to Green Dot Bank), Section 3.2(b) (but only with respect to Green Dot Bank), Section 3.3(a) and Section 3.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Green Dot set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date

(except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Green Dot. CommerceOne shall have received a certificate dated as of the Closing Date and signed on behalf of Green Dot by the Chief Executive Officer or the Chief Financial Officer of Green Dot to the foregoing effect.
(b) Performance of Obligations of Green Dot. Green Dot shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and CommerceOne shall have received a certificate dated as of the Closing Date and signed on behalf of Green Dot by the Chief Executive Officer or the Chief Financial Officer of Green Dot to such effect.
(c) Payments Buyer Funding. Payments Buyer shall have funded the Purchase Price (as defined in the Separation Agreement) immediately prior to the Closing in accordance with Section 6.20 of the Separation Agreement.
7.3 Conditions to Obligations of Green Dot. The obligation of Green Dot to effect the Mergers is also subject to the satisfaction, or waiver by Green Dot, at or prior to the First Effective Time of the following conditions:
(a) Representations and Warranties. The representations and warranties of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two set forth in Section 4.1(a), Section 4.1(b) (but only with respect to CommerceOne Bank), Section 4.2(b) (but only with respect to CommerceOne Bank), Section 4.3(a) and Section 4.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on CommerceOne. Green Dot shall have received a certificate dated as of the Closing Date and signed on behalf of CommerceOne by the Chief Executive Officer or the Chief Financial Officer of CommerceOne to the foregoing effect.
(b) Performance of Obligations of CommerceOne and Merger Sub. CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Green Dot shall have received a certificate dated as of the Closing Date and signed on behalf of CommerceOne by the Chief Executive Officer or the Chief Financial Officer of CommerceOne to such effect.

ARTICLE VIII

TERMINATION AND AMENDMENT
8.1 Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement will be automatically terminated and the transaction contemplated by this Agreement abandoned if the Separation Agreement is terminated prior to the First Effective Time. In addition, this Agreement may be terminated at any time prior to the First Effective Time, whether before or after receipt of the Requisite Green Dot Vote or the Requisite CommerceOne Vote:
(a) by mutual written consent of CommerceOne and Green Dot;
(b) by either CommerceOne or Green Dot if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Mergers and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Mergers, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(c) by either CommerceOne or Green Dot if the Mergers shall not have been consummated on or before November 23, 2026 (the “Termination Date”); provided, that (i) if on such date, any of the conditions to the Closing set forth in (A) Section 7.1(c), (B) Section 7.1(e) (to the extent related to a matter set forth in Section 7.1(c)), (C) Section 7.1(d) or Sections 7.1(a) or 7.1(b) (in the case of Sections 7.1(a) or 7.1(b), to the extent related to a failure of Section 7.1(d) to have been satisfied), or (D) Section 7.1(f) (to the extent related to a matter set forth in Section 9.1(a) or 9.1(d) of the Separation Agreement), shall not have been satisfied or waived on or prior to such date, but all other conditions set forth in Article VII shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date), then the Termination Date shall be automatically extended to February 23, 2027, and such date shall become the Termination Date for purposes of this Agreement; (ii) if all the conditions set forth in Article VII are satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Termination Date but the Closing would thereafter occur in accordance with Section 1.2 on a date (the “Specified Date”) after the Termination Date, then the Termination Date shall automatically be extended to such Specified Date and the Specified Date shall become the Termination Date for all purposes of this Agreement; and (iii) the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a party if the failure of the Mergers to have been consummated on or before the Termination Date was caused by the failure of such party to perform any of its obligations under this Agreement;
(d) by either CommerceOne or Green Dot (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Green Dot, in the case of a termination by CommerceOne, or CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, in the case of a termination by Green Dot, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by CommerceOne, or Section 7.3, in the case of a termination by Green Dot, and which is not cured within forty-five (45) days following written notice to Green Dot, in the case of a termination by CommerceOne, or CommerceOne, in the case of a termination by Green Dot, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e) by Green Dot, prior to the time the Requisite CommerceOne Vote is obtained, if (i) CommerceOne or the Board of Directors of CommerceOne shall have made a Recommendation Change or (ii) CommerceOne or the Board of Directors of CommerceOne shall have breached its obligations under Section 6.3 or 6.11 in any material respect;

(f) by CommerceOne, prior to the time the Requisite Green Dot Vote is obtained, if (i) Green Dot or the Board of Directors of Green Dot shall have made a Recommendation Change or (ii) Green Dot or the Board of Directors of Green Dot shall have breached its obligations under Section 6.3 or 6.11 in any material respect; or
(g) by either CommerceOne or Green Dot, if the Requisite Green Dot Vote shall not have been obtained upon a vote taken thereon at the Green Dot Meeting duly convened therefor or at any adjournment or postponement thereof.
8.2 Effect of Termination.
(a) In the event of termination of this Agreement by either CommerceOne or Green Dot as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of CommerceOne, Green Dot, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.12, this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Green Dot, CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.
(b) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Green Dot or shall have been made directly to the stockholders of Green Dot or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Green Dot Meeting) an Acquisition Proposal, in each case with respect to Green Dot and (A) (x) thereafter this Agreement is terminated by either CommerceOne or Green Dot pursuant to Section 8.1(c) without the Requisite Green Dot Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated (1) by CommerceOne pursuant to Section 8.1(d) as a result of a willful breach or (2) by CommerceOne or Green Dot pursuant to Section 8.1(g), and (B) prior to the date that is twelve (12) months after the date of such termination, Green Dot enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Green Dot shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay CommerceOne, by wire transfer of same-day funds, a fee equal to $27 million (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”
(ii) In the event that this Agreement is terminated by CommerceOne pursuant to Section 8.1(f), then Green Dot shall pay CommerceOne, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.
(c) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of CommerceOne or shall have been made directly to the stockholders of CommerceOne or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the CommerceOne Meeting) an Acquisition Proposal, in each case with respect to CommerceOne and (A) (x) thereafter this Agreement is terminated by either CommerceOne or Green Dot pursuant to Section 8.1(c) without the Requisite CommerceOne Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Green Dot pursuant to Section 8.1(d) as a result of a willful breach, and (B) prior to the date that is twelve (12) months after the date of such termination, CommerceOne enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then CommerceOne shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Green Dot an amount equal to $3.5 million (the “Reverse Termination Fee”) by wire transfer of same-day funds; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”
(ii) In the event that this Agreement is terminated by Green Dot pursuant to Section 8.1(e), then CommerceOne shall pay Green Dot, by wire transfer of same-day funds, the Reverse Termination Fee within two (2) business days of the date of termination.
(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either party be required to pay the Termination Fee or the Reverse Terminatin Fee, as applicable, more than once.
(e) Each of CommerceOne and Green Dot acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if CommerceOne or Green Dot, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or the Reverse Terminatin Fee, as applicable, or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if CommerceOne or Green Dot, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.
ARTICLE IX

GENERAL PROVISIONS
9.1 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite CommerceOne Vote or the Requisite Green Dot Vote; provided, however, that after the receipt of the Requisite CommerceOne Vote or the Requisite Green Dot Vote, there may not be, without further approval of the stockholders of CommerceOne or Green Dot, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
9.2 Extension; Waiver. At any time prior to the First Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of CommerceOne, New CommerceOne, Merger Sub One and Merger Sub Two, in the case of Green Dot, or Green Dot, in the case of CommerceOne, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto on the part of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, in the case of Green Dot, or Green Dot, in the case of CommerceOne, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after the receipt of the Requisite CommerceOne Vote or the Requisite Green Dot Vote, there may not be, without further approval of the stockholders of CommerceOne or Green Dot, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Second Effective Time, except for those set forth in Section 6.6 and Section 6.7 and for those other obligations, covenants and agreements contained herein which by their terms apply in whole or in part after the Second Effective Time.
9.4 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to Governmental Entities in connection with the Mergers and the other transactions contemplated hereby shall be borne equally by CommerceOne and Green Dot.
9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, or if by e-mail transmission (with confirmation of receipt requested), (b) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if mailed by registered or certified mail (return receipt requested) or (c) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Green Dot, to:

Green Dot Corporation
1675 N. Freedom Blvd (200 Green Dot) Building 1
Provo, Utah 84604
	Attention:	Amy Pugh
	Email:	[***]

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
	Attention:	Edward D. Herlihy
Matthew M. Guest
Matthew T. Carpenter
	E-mail:	[***]
[***]
[***]

and

(b)	if to CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, to:

CommerceOne Financial Corporation
17 20th Street North, Suite 500
Birmingham, AL 35203
	Attention:	Kenneth Till
Alan Deer
	Email:	[***]
[***]

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:	H. Rodgin Cohen
Stephen M. Salley
Email:	[***]
[***]

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Green Dot means the actual knowledge of any of the representatives of Green Dot listed on Section 9.6 of the Green Dot Disclosure Schedule, and the “knowledge” of CommerceOne means the actual knowledge of any of the representatives of CommerceOne listed on Section 9.6 of the CommerceOne Disclosure Schedule. As used herein, (a) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (b) an “Affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, and (c) the term “made available” means any document or other information that was (i) in the case of Green Dot, provided by CommerceOne or its representatives to Green Dot and its representatives, or in the case of CommerceOne, by Green Dot or its representatives to CommerceOne and its representatives, in each case at least one (1) day prior to the date hereof, (ii) included in the virtual data room of a CommerceOne or Green Dot at least one (1) day prior to the date hereof or (iii) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof and (d) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Mergers. The Green Dot Disclosure Schedule and the CommerceOne Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained herein shall require any party or person to take any action in violation of applicable law.
9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.8 Entire Agreement. This Agreement and the Separation Agreement (including the documents and instruments referred to herein and therein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.9 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of CommerceOne shall be subject to the laws of the State of Alabama).
(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of

Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.
9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of Green Dot, in the case of CommerceOne, New CommerceOne, Merger Sub One or Merger Sub Two, or CommerceOne, in the case of Green Dot. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.12 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or equity and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief. If any party hereto brings any action to enforce specifially the performance of this Agreement, the Termination Date shall automatically be extended by the amount of time during which such action (including any appeals with respect thereto) is pending, plus twenty (20) Business Days or such other time period established by the Chosen Court presiding over such action.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14 Headings. The table of contents and headings herein are for convenience and reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.
9.15 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no provision of this Agreement shall require or be interpreted to require, and no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve, the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.5(g)(8) or any similar state law) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
9.16 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

GREEN DOT CORPORATION

By:	/s/ William I Jacobs
	Name:	William I Jacobs
	Title:	Chief Executive Officer

COMMERCEONE FINANCIAL CORPORATION

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	Chief Executive Officer

COMPASS SUB NORTH, INC.

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	President, Treasurer and Secretary

COMPASS SUB EAST, INC.

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	President, Treasurer and Secretary

COMPASS SUB WEST, INC.

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	President, Treasurer and Secretary

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form of New CommerceOne Charter

[See attached.]

EXHIBIT B

Form of New CommerceOne Bylaws

[See attached.]

Annex B
SEPARATION AGREEMENT

by and among

GREEN DOT CORPORATION,

GREEN DOT OPCO, LLC,

and

COMPASS SUB NORTH, INC.

Dated as of November 23, 2025

B-i

B-ii

B-iii

Exhibits
Exhibit A:	Form of Transition Services Agreement
Exhibit B:	Form of Master Services Agreement

Schedules
Schedule I:	Business Assets
Schedule II:	Business Liabilities
Schedule III:	Excluded Assets
Schedule IV:	Excluded Liabilities
Schedule V:	Certain MSA Terms
Parent Disclosure Schedule

B-iv

SEPARATION AGREEMENT
This SEPARATION AGREEMENT (this “Agreement”), dated as of November 23, 2025, is by and among Green Dot Corporation, a Delaware corporation (“Parent”), Green Dot OpCo, LLC, a Delaware limited liability company (“Purchaser”), and Compass Sub North, Inc., a Delaware corporation (“New CommerceOne”).
RECITALS
WHEREAS, New CommerceOne and Parent desire to sell and transfer, and Purchaser desires to purchase, the LLC Interests, pursuant to which Purchaser will acquire the Business (including by way of acquiring the Business Assets and assuming the Business Liabilities), in each case subject to the terms and conditions set forth in this Agreement;
WHEREAS, concurrently with the execution of this Agreement, Parent is entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (the “Merger Agreement”), with CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), New CommerceOne, Compass Sub East, Inc., a Delaware corporation and a direct, wholly-owned Subsidiary of New CommerceOne (“Merger Sub One”) and Compass Sub West, Inc., a Delaware corporation and an indirect, wholly-owned Subsidiary of New CommerceOne (“Merger Sub Two”), pursuant to which, among other things, immediately prior to the consummation of the Conversion, Distribution and Sale of the Business contemplated hereby, (i) Merger Sub One will merge with and into CommerceOne, with CommerceOne surviving as a direct wholly-owned Subsidiary of New CommerceOne and (ii) Merger Sub Two will merge with and into Parent, with Parent surviving as a direct, wholly-owned Subsidiary of Compass Sub Northwest, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne (“Merger Sub Two Holdco”) (such mergers, the “Mergers”), subject to the terms and conditions set forth in the Merger Agreement;
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Equity Investors or their affiliates (the “Guarantors”) have duly executed and delivered to Parent a guaranty, dated as of the date of this Agreement, in favor of Parent (the “Limited Guaranty”);
WHEREAS, concurrently with the execution of this Agreement, certain stockholders of CommerceOne have executed and delivered to Parent a Support Agreement (the “Support Agreement”), pursuant to which such stockholders have agreed to, among other things, certain limitations on the transfer of their shares of common stock of CommerceOne and to vote to approve the Merger Agreement and in favor of the transactions contemplated thereby; and
WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:
ARTICLE I

DEFINITIONS; INTERPRETATION
Section 1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:
“Action” shall mean any claim, action, suit, arbitration, litigation or proceeding by or before any Governmental Entity.
“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided that, from and after the Closing, (a) none of the Transferred Entities shall be considered an Affiliate of Parent Bank, New CommerceOne or any of their respective Affiliates and (b) none of Parent Bank, New CommerceOne nor any of their respective Affiliates shall be considered an Affiliate of any Transferred Entity.

“Ancillary Agreements” shall mean the Merger Agreement, the Transition Services Agreement, the Master Services Agreement, the Equity Commitment Letter (and the Subscription Agreements referred to therein and the letter agreement entered into in connection therewith), the Limited Guaranty, the Confidentiality Agreements, the Support Agreement, any certificate delivered pursuant to Section 9.2(d) or Section 9.3(c), and the Assignment and Assumption Agreement, if applicable.
“Bank Benefit Plan” shall mean each Benefit Plan that is (a) sponsored or maintained by Parent Bank or (b) maintained solely and exclusively for the benefit of employees of the Retained Businesses.
“Benefit Plan” shall mean each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all equity, equity-based, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, practices, arrangements or remuneration of any kind, whether or not funded and whether or not in writing, with respect to which Parent or any Subsidiary or the Business, whether or not incorporated, all of which together with Parent would be deemed a “single employer” within the meaning of Section 4001 of ERISA, is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Parent or any of its Subsidiaries for the benefit of any Business Employee or current or former service provider of a Transferred Entity, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or any plan, program or arrangement sponsored by a Governmental Entity.
“Business” shall mean the business, operations, products, services and activities of Parent and its Subsidiaries, other than the Retained Businesses, and shall include the business, operations, products, services and activities of providing program management, issuing support, stored-value or wallet, processing, gateway, fraud or risk and related payments services, as conducted by Parent and its Subsidiaries (other than Parent Bank) prior to the Closing. For the avoidance of doubt, the “Business” shall not include the Retained Businesses, and the Retained Businesses shall not, directly or indirectly, be transferred to Purchaser in connection with the Sale.
“Business Assets” shall have the meaning given to such term in Schedule I hereto.
“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.
“Business Employee” shall mean each individual employed (a) by a Transferred Entity, other than each such employee who has devoted a majority of his or her working time to one or more Retained Businesses in the twelve (12) months prior to the date of this Agreement, or (b) by Parent Bank who has devoted a majority of his or her working time to the Business in the twelve (12) months prior to the date of this Agreement, including the individuals set forth on Section 1.1(a) of the Parent Disclosure Schedule, in each case, except as mutually agreed by Parent and Purchaser prior to the Closing, including as contemplated by Section 7.12(b).
“Business Employee List” shall mean a document setting forth, for each Business Employee, (a) such individual’s name or identification number, (b) such individual’s job title, (c) such individual’s hiring date, (d) such individual’s classification status, including whether the individual is classified as exempt or non-exempt for wage and hour purposes under applicable U.S. Laws, (e) whether such individual is part-time or full-time, (f) such individual’s annual base salary or wage rate, (g) such individual’s target commission or other short-term incentive opportunity (on a plan-by-plan basis), (h) estimates of any statutory or contractual severance obligations, (i) whether such individual is employed by one of the Transferred Entities or Parent Bank, and, if by a Transferred Entity, the name of the Transferred Entity, (j) such individual’s work location, (k) whether such employee is currently on leave (and if on leave, the type of leave and anticipated date of return), (l) such individual’s visa status, if applicable (including type of visa, sponsoring entity, and expiration date), and (m) such individual’s accrued but unused vacation and paid time off amounts, as it may be updated from time to time to reflect actions permitted under the terms of this Agreement.
“Business Financial Information” shall mean (a) the audited consolidated balance sheets of Parent as of December 31, 2024 and December 31, 2023 and the related audited consolidated statements of comprehensive income and loss and consolidated statements of cash flows for the fiscal years then ended and (b) the unaudited consolidated balance sheet of Parent as of September 30, 2025 and the related unaudited consolidated statement of comprehensive income and loss for the nine-month period then ended.
“Business Liabilities” shall have the meaning given to such term in Schedule II hereto.
“Business Material Adverse Effect” shall mean any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, results of operations or financial condition of the Business taken as a whole, provided, however, that, with respect to this clause (i), Business Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which the Business operates or in which any of the Transferred Entities operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to the Business or the Transferred Entities, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health events, (E) public disclosure of the transactions contemplated hereby or by the Merger Agreement (including any effect on the Business’s relationships with its customers, vendors or employees), (F) any stockholder litigation arising out of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby that is brought or threatened against Parent, the Business or any of the Transferred Entities or Parent’s Board of Directors from and following the date of this Agreement and prior to the Closing or actions expressly required by this Agreement or the Merger Agreement or that are taken with the prior written consent of Purchaser or New CommerceOne in contemplation of the transactions contemplated hereby or thereby or (G) a decline in the trading price of Parent’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not, in either case, including any underlying causes thereof; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, results of operations or financial condition of the Business, taken as a whole, as compared to other companies in the industry in which the Business operates or (ii) the ability of Parent to timely perform its obligations under this Agreement and consummate the transactions contemplated hereby, including the Sale.
“Cash” means, of any Person and as of any time, all cash and cash equivalents, bank and other depositary accounts and safe deposit boxes, demand accounts, certificates of deposit, time deposits, checks, negotiable instruments, marketable securities and securities and brokerage accounts (including deposits in transit), in each case of such Person as of such time.
“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.
“CommerceOne Confidentiality Agreement” shall mean the nondisclosure agreement, dated as of June 19, 2025, by and between Parent and CommerceOne Bank.
“CommerceOne Group” shall mean New CommerceOne and its Subsidiaries (other than the Transferred Entities), after giving effect to the Mergers, the Conversion, the Distribution and the Sale.
“Competition Laws” shall mean any local, state, domestic, federal, foreign or supranational Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade means.
“Confidentiality Agreements” shall mean (a) the Smith Confidentiality Agreement and (b) the CommerceOne Confidentiality Agreement.
“Contract” shall mean any written and legally binding lease, contract, license, arrangement, option, instrument or other agreement, other than a Permit or Benefit Plan.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).
“Environmental Laws” shall mean any federal, state, local or foreign Law relating to the protection of the environment or to human health or safety (in the case of human health or safety, as it relates to exposure to Hazardous Substances).
“Equity Award Obligations” shall mean all cash amounts to be paid to the Business Employees in respect of the Vesting PSU Awards and Vesting RSU Awards.
“Equity Award Tax Obligations” shall mean the employer portion of any employment or payroll Taxes relating to the payment of the Green Dot Merger Consideration (as defined in the Merger Agreement) in respect of the Vesting PSU Awards and Vesting RSU Awards.
“Excluded Assets” shall have the meaning given to such term in Schedule III hereto.
“Excluded Liabilities” shall have the meaning given to such term in Schedule IV hereto.
“Financing Parties” means (a) each Person (including each agent and arranger) that commits to provide Purchaser or any of its Subsidiaries the Debt Financing pursuant to the Debt Commitment Letter, or has otherwise entered into agreements in connection with the Debt Financing (including any Alternative Financing), including any parties to any commitment letters, joinder agreements, credit agreements or other definitive documentation for the Debt Financing, together with their respective successors and assigns and Affiliates, and (b) the officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members and partners of the Persons identified in clause (a) in each case, in their respective capacities as such; provided that neither Purchaser nor any Affiliate thereof shall be a Financing Party.
“Former Business Employee” shall mean each former employee of (a) Parent Bank who devoted a majority of his or her working time to the Business as of his or her last date of employment with Parent Bank, or (b) any of the Transferred Entities.
“Fraud” means actual common law fraud (as opposed to any fraud claim based on constructive knowledge, negligent or reckless misrepresentation or a similar theory) under Delaware law with respect to the representations and warranties set forth in Article III, Article IV or Article V, as applicable.
“GAAP” shall mean generally accepted accounting principles in the United States.
“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, self-regulatory organization, court, tribunal, judicial body, commission, board, bureau, agency or instrumentality, or any regulatory, administrative or other department, or agency, or any political or other subdivision, department or branch of any of the foregoing.
“Hazardous Substance” shall mean any substance listed, defined, designated or classified as hazardous, toxic, or radioactive, or otherwise regulated, under any Environmental Law, including any petroleum or any derivative or byproduct thereof, asbestos, or asbestos-containing material, or polychlorinated biphenyls.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Intellectual Property” shall mean any and all intellectual property rights arising anywhere in the world, whether registered or unregistered, including intellectual property rights in or to, or arising from, any of the following: (a) all patents and patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions; (b) trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and similar designations of origin (“Marks”); (c) domain names and social media handles; (d) copyrights, and any equivalent rights in works of authorship (including rights in software or databases as a work of authorship); and (e) trade secrets and other rights in know-how, data, and confidential or proprietary business or technical information, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons.
“IRS” shall mean the United States Internal Revenue Service.

“IT Systems” shall mean all information technology systems, infrastructure, and assets, including (a) computer hardware, servers, workstations, mobile devices, networking and telecommunications equipment, (b) software, applications, platforms, and tools (whether owned, licensed, or software-as-a-service), (c) databases and data storage systems, (d) websites, portals, and related internet properties, (e) networks, cloud computing services, and hosted environments, and (f) all related documentation, source code and object code.
“Law” shall mean any federal, state, local, foreign or supranational law, statute, regulation, ordinance, rule, Order or decree by any Governmental Entity.
“Liability” shall mean all indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements.
“Liens” shall mean all liens, pledges, charges, claims, security interests, purchase agreements, options, restrictions on transfer or other similar encumbrances. For the avoidance of doubt, licenses, covenants not to sue and similar rights granted with respect to Intellectual Property are not “Liens” as defined hereunder.
“Losses” shall mean all losses, damages, Taxes, penalties, liabilities, fines, costs and expenses (including reasonable attorney’s fees), incurred or suffered by an Indemnified Party, in each case excluding the items set forth in Section 11.7.
“Master Services Agreement” shall mean the Master Services Agreement to be entered into at the Closing substantially in the form of Exhibit B hereto, as it may be amended from time to time.
“Merger Effective Time” shall have the meaning given to the term “First Effective Time” in the Merger Agreement.
“Order” shall mean any outstanding order, judgment, writ, injunction, stipulation, award or decree of any Governmental Entity.
“Parent Transaction Expenses” means all fees, costs and expenses of brokers, finders, outside counsel, financial advisors, accountants, consultants and other professional advisors incurred by Parent or any of its Subsidiaries at or prior to the Closing in connection with the Sale Process, the negotiation, execution, performance or consummation of this Agreement, the Merger Agreement and the other Ancillary Agreements and the transactions contemplated hereby and thereby.
“Permits” shall mean all licenses, permits, franchises, approvals, registrations, authorizations, consents, or orders of, or filings with, any Governmental Entity. For the avoidance of doubt, Permits shall not include licenses of Intellectual Property.
“Permitted Liens” shall mean: (a) statutory Liens of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (b) Liens for Taxes, assessments or other governmental charges or levies that are not due or payable or that are being contested by appropriate Actions or that may thereafter be paid without material penalty; (c) Liens disclosed on or reflected in the Parent Reports; (d) defects or imperfections of title or other Liens not materially interfering with the ordinary conduct of the Business as a whole; (e) leases, subleases and similar agreements with respect to the Business Leased Real Property; (f) Liens listed in the applicable title insurance policies, and any easements, covenants, rights-of-way, restrictions of record and other similar charges not materially interfering with the ordinary conduct of the Business as a whole; (g) any conditions that would be shown by a current, accurate survey or physical inspection of any Business Leased Real Property; (h) zoning, building and other similar restrictions; (i) Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which Parent or the Transferred Entities have easement rights and subordination or similar agreements relating thereto, not materially interfering with the ordinary conduct of the Business as a whole; (j) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security; (k) Liens not created by Parent or any of its Subsidiaries that affect the underlying fee interest of any Business Leased Real Property; (l) Liens created under federal, state or foreign securities Laws; and (m) licenses, covenants not to sue and similar rights granted with respect to Intellectual Property.
“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity.
“Personal Data” shall mean all data relating to one or more individual(s) that is personally identifying (i.e., data that identifies an individual or, in combination with any other reasonably available information or data, is capable of identifying an individual) that is regulated or protected by one or more federal or state Laws, statutes or regulations concerning the privacy or security of personal data of or concerning an individual or the subject of applicable data protection or security Laws.
“Purchaser Material Adverse Effect” shall mean any event, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of Purchaser to timely perform its obligations under this Agreement including to consummate the Sale.
“Retained Businesses” shall mean the businesses, operations, products, services and activities of Parent Bank as conducted by Parent Bank prior to the Closing, including the businesses, operations, products, services and activities set forth on Section 1.1(b) of the Parent Disclosure Schedule.
“Sale Process” shall mean all matters relating to the review of strategic alternatives with respect to Parent and its Subsidiaries and the sale of Parent or the Business, and all activities in connection therewith, including matters relating to (a) the solicitation of proposals from and negotiations with third parties in connection with the sale of Parent or the Business or (b) the drafting, negotiation or interpretation of any of the provisions of this Agreement or the Ancillary Agreements.
“SEC” shall mean the United States Securities and Exchange Commission.
“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Smith Confidentiality Agreement” shall mean the nondisclosure agreement, dated as of April 22, 2025, by and between Parent and Smith Ventures, LLC.
“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member; provided that, from and after the Closing, none of the Transferred Entities shall be considered a Subsidiary of New CommerceOne or any of New CommerceOne’s Affiliates.
“Tax” (and with a correlative meaning, “Taxable”) shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, customs, tariffs, value added, estimated, stamp, alternative or add-on minimum, environmental or withholding tax, and any other duty, assessment or governmental charge, together with all interest and penalties imposed with respect to such amounts.
“Tax Proceeding” shall mean any notice of deficiency, proposed adjustment, adjustment, assessment, audit, examination, contest, litigation, dispute, claim or other proceeding in respect (in whole or in part) of any Taxes.
“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any taxing authority relating to Taxes, including any amendment thereof.
“Transferred Entity” shall mean Parent and each of its Subsidiaries other than Parent Bank.
“Transferred Entity Benefit Plan” shall mean each Benefit Plan that is not a Bank Benefit Plan.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit A hereto, as it may be amended from time to time.
“Used” means, with respect to any asset of Parent or any of its Subsidiaries, that such asset is primarily or exclusively used in the operation or conduct of the Business.
Section 1.2 Other Definitions. The following terms shall have the meanings defined in the Section indicated:

Term	Section
Agreement	Preamble
Alternative Financing	6.10(c)
Approvals	6.9(b)
Assignment and Assumption Agreement	2.2(b)(i)(B)
Business Assets	Schedule I
Business Books and Records	Schedule I
Business Current Assets	Schedule I
Business Indebtedness	Schedule II
Business IT Systems	Schedule I
Business Leased Real Property	Schedule I
Business Leases	Schedule I
Business Liabilities	Schedule II
Business Permits	Schedule I
Business Prepaids	Schedule I
Closing Date	2.2(a)
CommerceOne	Recitals
CommerceOne Consolidated Group	8.1(b)
CommerceOne Parties	11.1(b)
Commingled Contracts	6.4(a)
Commitment Letters	4.6(c)
Continuation Period	7.2
controlled by	Definition of control, 1.1
controlling party	6.4(a)
Conversion	2.1
Covered Insurance Policies	6.17
Current Representation	12.13(a)
Debt Commitment Letter	4.6(b)
Debt Financing	4.6(b)
Definitive Agreements	6.10(a)
Delayed Asset	6.9(b)
Designated Person	12.13(a)
DGCL	2.1
Distribution	2.1
DLLCA	2.1
DRE Election	8.7
Enforceability Exceptions	3.3
Equity Commitment Letter	4.6(c)
Equity Financing	4.6(c)
Equity Investors	4.6(c)
ERISA	Definition of Benefit Plan, 1.1
Excluded Assets	Schedule III
Excluded Contracts	Schedule III
Excluded Liabilities	Schedule IV

Term	Section
Excluded Taxes	Schedule IV
FDIC	3.4
Financing	4.6(c)
Financing Amounts	4.6(g)
FINRA	3.4
Guarantors	Recitals
Indemnified Party	11.4(a)
Indemnifying Party	11.4(a)
Legal Restraint	9.1(b)
Lenders	4.6(b)
Limited Guaranty	Recitals
LLC Interests	Schedule I
Marks	Definition of Intellectual Property, 1.1
Merger	Recitals
Merger Agreement	Recitals
Merger Sub One	Recitals
Merger Sub Two	Recitals
Merger Sub Two Holdco	Recitals
MIP	7.9
MSA Schedules	6.16
New CommerceOne Reimbursement Obligations	6.19
NYSE	3.4
Parent	Preamble
Parent Bank	2.1
Parent Bank Employee	7.1
Parent Common Stock	7.8(a)
Parent Disclosure Schedule	Article III
Parent Indemnified Parties	6.12(a)
Parent PSU Award	7.8(a)
Parent Reports	Article III
Parent RSU Award	7.8(b)
Parent Tax Records	Schedule I
Post-Closing Representation	12.13(a)
Pre-Closing Transfers	6.9(a)
Premium Cap	42
Prohibited Modifications	6.10(b)
Proposed Allocation	8.6(a)
Proxy Statement	3.4
Purchase Price	2.2(b)(ii)(A)
Purchased Interests	Schedule I
Purchaser	Preamble
Purchaser Parties	11.1(b)
Purchaser Related Parties	10.2(e)
Purchaser Termination Fee	10.2(b)
Requisite Parent Vote	3.3
S-4	3.4
Sale	2.1
Separation Financial Information	2.3
Shared Reimbursement Liabilities	6.19
Shared Service Providers	7.12(b)

Term	Section
Specified Business Contracts	Schedule I
Specified Date	10.1(b)(i)
Specified Liabilities	6.19
Support Agreement	Recitals
Tail Policy	6.12(c)
Tangible Personal Property	Schedule I
Taxable	Definition of Tax, 1.1
Termination Date	10.1(b)(i)
Third Party Claim	11.4(a)
Transaction Litigation	6.18
Transfer Taxes	8.4
Transferred Business Employee	7.1
Transferred Intellectual Property	Schedule I
Transferred Personnel Records	Schedule I
Transferred Tangible Personal Property	Schedule I
Transitional Marks	6.14
TSA Schedules	6.15
under common control with	Definition of control, 1.1
Vesting PSU Award	7.8(a)(i)
Vesting RSU Award	7.8(b)(i)

ARTICLE II

THE SALE
Section 2.1 Sale and Purchase of the Payment Business. Upon the terms and subject to the conditions set forth in this Agreement, (a) immediately following the Mergers, Parent will convert into a limited liability company pursuant to Section 266 of the Delaware General Corporation Law (the “DGCL”) and Section 18-214 of the Delaware Limited Liability Company Act (the “DLLCA”) (such conversion, the “Conversion”) and, as a result of the Conversion, Parent will become a disregarded entity for U.S. federal income tax purposes, (b) immediately following the Conversion, Parent will distribute the stock of Parent Bank, a Utah-chartered bank and wholly owned Subsidiary of Parent (“Parent Bank”), to Merger Sub Two Holdco (the “Distribution”), (c) immediately following the Distribution and subject to Section 6.9, New CommerceOne shall transfer, convey, assign and deliver to Purchaser, or cause to be transferred, conveyed, assigned and delivered to Purchaser, and Purchaser shall purchase and acquire, all of New CommerceOne’s and its Subsidiaries’ right, title and interest in and to the Business Assets, free and clear of all Liens (other than Permitted Liens) (the “Sale”) and (d) in connection with the Sale, Purchaser shall, or shall cause one or more of its Subsidiaries (including, following the Closing, the Transferred Entities) to, assume, pay, satisfy, discharge, perform and fulfill when due all Business Liabilities. Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that New CommerceOne and its Affiliates (other than the Transferred Entities) shall (x) retain, and Parent and its applicable Subsidiaries will transfer out of the Transferred Entities prior to the Closing, the Excluded Assets, and (y) retain and be responsible for the Excluded Liabilities to the extent held by any of them.
Section 2.2 Closing.
(a) Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall occur concurrently with the closing of the transactions contemplated by the Merger Agreement, and the Sale shall occur only if the Merger Effective Time, the Conversion and the Distribution occur immediately prior thereto, and will take place by electronic exchange of documents at 10:00 a.m., New York City time, on a date which shall be no later than three (3) Business Days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article IX hereof (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Parent and Purchaser. The date on which the Closing occurs is referred to as the “Closing Date.”

(b) At the Closing:
(i) New CommerceOne shall (or shall cause its Subsidiaries to):
(A) deliver to Purchaser customary evidence of the assignment of the LLC Interests;
(B) to the extent any Business Asset (other than the LLC Interests) or Business Liability is not held by a Transferred Entity, deliver to Purchaser a counterpart of an Assignment and Assumption Agreement providing for, subject to Section 6.9, the transfer of all of Parent’s and its Subsidiaries’ right, title and interest as of the Closing in and to the Business Assets (other than the Purchased Interests and LLC Interests) and the assumption by Purchaser of the Business Liabilities in accordance with and subject to this Agreement, by and among New CommerceOne and/or its applicable Subsidiaries and Purchaser, in customary form (the “Assignment and Assumption Agreement”), duly executed by New CommerceOne or its applicable Subsidiaries;
(C) deliver to Purchaser the certificate required to be delivered pursuant to Section 9.2(d);
(D) deliver to Purchaser a duly executed IRS Form W-9;
(E) deliver to the other parties hereto a duly executed counterpart to each of the Ancillary Agreements (other than the Merger Agreement, Confidentiality Agreements, Equity Commitment Letter, Limited Guaranty, Support Agreement and any other Ancillary Agreement entered into substantially concurrently with entry into this Agreement) to which any member of the CommerceOne Group is a party.
(ii) Purchaser shall:
(A) in accordance with Section 6.20, deliver to New CommerceOne (or to one or more of New CommerceOne’s designees) by wire transfer, at an account or accounts designated by New CommerceOne (or by such Affiliate) at least three (3) Business Days prior to the Closing, immediately available funds in an aggregate amount of $690,000,000 (the “Purchase Price”);
(B) to the extent any Business Asset (other than the LLC Interests) or Business Liability is not held by a Transferred Entity, deliver to New CommerceOne a counterpart of the Assignment and Assumption Agreement, duly executed by Purchaser;
(C) deliver to Parent the certificate required to be delivered pursuant to Section 9.3(c); and
(D) deliver to the other parties hereto a duly executed counterpart to each of the Ancillary Agreements (other than the Merger Agreement, Confidentiality Agreements, Equity Commitment Letter, Limited Guaranty, Support Agreement and any other Ancillary Agreement entered into substantially concurrently with the entry into this Agreement) to which Purchaser or any of its Affiliates is a party.
(iii) Parent shall:
(A) deliver to Purchaser a copy of a duly executed IRS Form 8832 evidencing the DRE Election; and
(B) deliver to the other parties hereto a duly executed counterpart to each of the Ancillary Agreements (other than the Merger Agreement, Confidentiality Agreements, Equity Commitment Letter, Limited Guaranty, Support Agreement and any other Ancillary Agreement entered into substantially concurrently with this Agreement) to which any Transferred Entity is a party.
Section 2.3 Separation Financial Information. Schedule 2.3 of the Parent Disclosure Schedule sets forth a pro forma balance sheet of Parent Bank as of September 30, 2025 reflecting the parties’ expectation of the allocation of assets and liabilities of Parent Bank as if the Sale had occurred on September 30, 2025 (the “Separation Financial Information”). For the avoidance of doubt, the Separation Financial Information is intended to be illustrative and demonstrate, on a pro forma basis, the pro forma allocation of assets and Liabilities between Parent Bank, on the one hand, and Purchaser and the Transferred Entities, on the other hand, as provided in this Agreement, and is not a guarantee as to actual amounts or the amounts or applicability of any accounting adjustments.

Section 2.4 Withholding. Notwithstanding anything in this Agreement to the contrary, Purchaser and any other applicable withholding agent shall each be entitled to deduct and withhold (or cause to be deducted and withheld) from the amounts otherwise payable pursuant to this Agreement such amounts as such Person is required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable Law; provided, however, that except with respect to amounts in the nature of compensation, Purchaser shall use commercially reasonable efforts to provide advance notice to any Person whose payment is subject to deduction or withholding to permit such Person to reduce or eliminate any such deduction or withholding in accordance with applicable Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT
Except as disclosed in (a) the reports, schedules, forms, statements and other documents filed by Parent with, or furnished to, the SEC since December 31, 2022 and prior to the date of this Agreement (the “Parent Reports”) and to the extent relating to the Business (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature) or (b) the disclosure schedule delivered to Purchaser concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Parent hereby represents and warrants to Purchaser as follows:
Section 3.1 Organization and Qualification. Each Transferred Entity is a legal entity duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization. Each Transferred Entity has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. As of the date hereof, Section 3.1 of the Parent Disclosure Schedule sets forth a list of all Transferred Entities.
Section 3.2 Capitalization of the Transferred Entities. The Purchased Interests are, and at the time of the Sale, the LLC Interests will be, duly authorized, validly issued, and, to the extent applicable, fully paid and non-assessable and owned by Parent or a Subsidiary thereof (in the case of the Purchased Interests) or Merger Sub Two Holdco (in the case of the LLC Interests), free and clear of all Liens, except Permitted Liens. Except for the Purchased Interests, there are no equity interests of the Transferred Entities (other than Parent) issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other equity interests in the Transferred Entities (other than Parent) or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Transferred Entities (other than Parent), and no securities evidencing such rights are issued or outstanding. Parent or one of its Subsidiaries has good and valid title to the Purchased Interests, free and clear of all Liens, except Permitted Liens. At the time of the Sale, (i) except for the LLC Interests, there will be no equity interests of Parent issued or outstanding, and there will be no preemptive or other outstanding rights, subscriptions, options, warrants, stock appreciation rights, redemption rights, repurchase rights, convertible, exercisable, or exchangeable securities or other equity interests in Parent or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of Parent, and (ii) Merger Sub Two Holdco will have good and valid title to the LLC Interests, free and clear of all Liens, except Permitted Liens.
Section 3.3 Authority Relative to this Agreement. Parent has all necessary corporate or similar power and authority to execute, deliver, and, upon the adoption of the Merger Agreement and the transactions contemplated by this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of common stock of Parent (the “Requisite Parent Vote”), consummate the transactions contemplated by this Agreement in accordance with the terms hereof. This Agreement has been duly and validly executed and delivered by Parent, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser and New CommerceOne, constitutes a valid, legal and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (the “Enforceability Exceptions”).
Section 3.4 Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Parent for the execution, delivery and performance by Parent of this Agreement or by Parent or any Subsidiary thereof of the Ancillary Agreements to which it is a party or the consummation by Parent or any Subsidiary thereof of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of the HSR Act; (b) the filing by Parent with the SEC of a proxy statement in definitive form (including any amendments or supplements thereto, the “Proxy Statement”), and the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by New CommerceOne in connection with the transactions contemplated by the Merger Agreement and this Agreement (the “S-4”) and the declaration of effectiveness of the S-4; (c) the filing of any required applications, filings and notices, as applicable, with the New York Stock Exchange (the “NYSE”); (d) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and approval of such applications, filings and notices; (e) the filing of any required applications, filings or notices with the Financial Industry Regulatory Authority (“FINRA”) and approval of such applications, filings and notices; (f) the filing of any required applications, filings or notices with any state banking or financial authorities listed on Section 3.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices; (g) the filing of any required applications, filings and notices, as applicable, with the Federal Deposit Insurance Corporation (“FDIC”) and approval of such applications, filings and notices; (h) the filing of the CommerceOne Certificates of Merger, Green Dot Certificate of Merger and Upstream Certificates of Merger (as such terms are defined in the Merger Agreement) and certificates of conversion with the Secretary of State of the State of Delaware pursuant to the Delaware General Corporation Law and the Secretary of State of the State of Alabama pursuant to the Alabama Business and Nonprofit Entities Code, as applicable; (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of common stock of New CommerceOne pursuant to the Merger Agreement and the approval of the listing of such common stock of New CommerceOne on the NYSE; or (j) any such filings, notices, permits, authorizations, registrations, consents or approvals required in connection with this Agreement, the Sale or the other transactions contemplated by this Agreement, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (j) of the preceding sentence, neither the execution, delivery and performance of this Agreement by Parent or the Ancillary Agreements by Parent or any applicable Affiliate thereof, nor the consummation by Parent or any Affiliate thereof of the transactions contemplated hereby or thereby, will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of any Transferred Entity, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Parent or any Subsidiary thereof is a party and that is material to the Business, taken as whole, or (iii) violate any Law applicable to Parent or any Transferred Entity or any of their respective properties or assets, except, in the case of the preceding clause (ii) or this clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. A list of material Permits Used in the Business as of the date hereof is set forth on Section 3.4 of the Parent Disclosure Schedule.

Section 3.5 Litigation. There is no Action outstanding, pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
Section 3.6 Sufficiency of Assets. At the Closing, (a) after giving effect to the Ancillary Agreements and the Pre-Closing Transfers and (b) assuming all Approvals as may be required in connection with the consummation of the transactions contemplated by this Agreement and the Merger Agreement have been obtained and the transactions contemplated by this Agreement and the Merger Agreement have occurred in accordance with the terms of this Agreement and the Merger Agreement, the Transferred Entities will own or have the right to use (including by means of ownership or rights pursuant the Specified Business Contracts and the applicable Ancillary Agreements) all of the assets, properties and rights (excluding any Commingled Contracts) Used in the Business immediately following the Closing in substantially the same manner in all material respects as conducted by Parent and its Subsidiaries as of the date hereof. Except as would not, individually or in the aggregate, be material to the Business and Transferred Entities, taken as a whole, the Transferred Entities will (assuming all Approvals as may be required in connection with the consummation of the transactions contemplated by this Agreement and the Merger Agreement have been obtained and the transactions contemplated by this Agreement and the Merger Agreement have occurred in accordance with the terms of this Agreement and the Merger Agreement) have as of the Closing good and valid title to, or in the case of leased assets, have valid leasehold interests in, or other legal rights to possess and use, all of the Business Assets, free and clear of all Liens, other than Permitted Liens.
Section 3.7 Brokers. With the exception of Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from any of the Transferred Entities in connection with the transactions contemplated by this Agreement and the Ancillary Agreements for which Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) would have any Liability.
Section 3.8 No Other Representations or Warranties; No Reliance. Parent acknowledges and agrees that except for the representations and warranties contained in Article IV, Article IV of the Merger Agreement and in the other Ancillary Agreements, neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Parent has not relied upon, any representation or warranty, whether express or implied, with respect to Purchaser, its Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or any of its representatives by or on behalf of Purchaser.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER
Purchaser hereby represents and warrants to Parent as follows:
Section 4.1 Organization and Qualification. Purchaser is a limited liability company and each Affiliate of Purchaser that is a party to any Ancillary Agreement is a legal entity, in each case duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Laws of its jurisdiction of organization, and Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement has all requisite corporate or other organizational power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
Section 4.2 Authority Relative to this Agreement. Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary

Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof. No vote or other approval of the stockholders or equity holders of Purchaser or any of its Affiliates is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of Purchaser or its Affiliates, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Parent and New CommerceOne, will constitute, and the Ancillary Agreements when executed and delivered by Purchaser or its applicable Affiliates, and, assuming the due authorization, execution and delivery of the Ancillary Agreements by New CommerceOne, Parent or their Affiliate, as applicable, will constitute, a valid, legal and binding agreement of Purchaser and its applicable Affiliates, enforceable against Purchaser and such Affiliates in accordance with its terms, subject to the Enforceability Exceptions.
Section 4.3 Consents and Approvals; No Violations. No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Affiliates for the execution, delivery and performance by Purchaser or its Affiliates, as applicable, of this Agreement or the Ancillary Agreements or the consummation by Purchaser or its Affiliates, as applicable, of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of the HSR Act; (b) compliance with any Permits relating to the Business; or (c) any such filings, notices, permits, authorizations, registrations, consents or approvals required in connection with this Agreement, the Sale or the other transactions contemplated by this Agreement, the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Assuming compliance with the items described in clauses (a) through (c) of the preceding sentence, neither the execution, delivery and performance of this Agreement or the Ancillary Agreements by Purchaser or its Affiliates, as applicable, nor the consummation by Purchaser or its Affiliates, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or bylaws (or similar governing documents) of Purchaser or its Affiliates, (ii) result in a breach, violation or infringement of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Affiliates is a party or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Purchaser or any of its Affiliates or any of their respective properties or assets, except, in the case of the preceding clause (ii) or this clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
Section 4.4 Litigation. There is no Action outstanding, pending or, to the knowledge of Purchaser, threatened, against Purchaser or any of its Affiliates except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. Neither Purchaser nor any of its Affiliates is subject to any outstanding Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
Section 4.5 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the Ancillary Agreements for which Parent or any of its Subsidiaries would have any Liability.
Section 4.6 Financing.
(a) Purchaser will have at the Closing all funds necessary for the satisfaction of all of Purchaser’s obligations under this Agreement and the Ancillary Agreements, including the payment of the Purchase Price, and any fees and expenses of or payable by Purchaser, Purchaser’s Affiliates or the Transferred Entities, and for any repayment or refinancing of any outstanding indebtedness of Purchaser and/or the Transferred Entities contemplated by, or required in connection with the transactions described in, this Agreement and the Ancillary Agreements.
(b) Purchaser is a party to and has accepted a fully executed debt commitment letter, dated as of the date of this Agreement (together with all exhibits and schedules thereto, the “Debt Commitment Letter”), from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”
(c) Purchaser is a party to and has accepted a fully executed equity commitment letter, dated as of the date of this Agreement, by and among certain equity investors (the “Equity Investors”) and Purchaser (together with all exhibits and schedules thereto, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Commitment Letters”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Equity Investors have agreed to invest in Purchaser the cash amount set forth therein. The equity financing committed pursuant to the Equity Commitment Letter is referred to in this Agreement as the “Equity Financing.” The Equity Financing and the Debt Financing are collectively referred to as the “Financing.”
(d) The Equity Commitment Letter provides that (i) Parent is an express third party beneficiary of, and is entitled to enforce, the Equity Commitment Letter, (ii) each of the Equity Investors and Purchaser has waived any defenses related to the adequacy of money damages, the appropriateness of specific performance or the enforceability of such third party beneficiary rights and (iii) the Equity Investors and Purchaser will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise by Parent of such third party beneficiary rights on the basis that there is an adequate remedy at law.
(e) Purchaser has delivered to Parent a true, complete and correct copy, as of the date hereof, of the executed Commitment Letters and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and that would not in any event affect the conditionality, enforceability, availability, termination or amount of the Financing.
(f) Except as expressly set forth in the Commitment Letters, there are no conditions precedent to the obligations of the Equity Investors and the Lenders to provide the Equity Financing or the Debt Financing or any contingencies that would permit the Equity Investors or the Lenders to reduce the aggregate principal amount of the Financing. As of the date hereof, Purchaser does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in any of the Commitment Letters on or prior to the Closing Date, nor does Purchaser as of the date hereof have knowledge that any Equity Investor or Lender will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letters or the Financing that would affect the availability, conditionality, enforceability, termination or amount of the Financing.
(g) The Financing, when funded in accordance with the Commitment Letters, shall provide Purchaser with cash proceeds on the Closing Date sufficient for the satisfaction of all of Purchaser’s obligations under this Agreement, the Ancillary Agreements and the Commitment Letters on the Closing Date, including the payment of the Purchase Price, and any fees and expenses of or payable by Purchaser, Purchaser’s Affiliates or the Transferred Entities, and for any repayment or refinancing of any outstanding indebtedness of Purchaser, any of its Subsidiaries and/or the Transferred Entities contemplated by, or required in connection with the transactions described in, this Agreement, the Ancillary Agreements or the Commitment Letters (such amounts, collectively, the “Financing Amounts”).
(h) The Commitment Letters constitute the legal, valid, binding and enforceable obligations of Purchaser and, to the knowledge of Purchaser, all the other parties thereto and are in full force and effect. As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) constitutes, or could constitute, a default, breach or failure to satisfy a condition by Purchaser or, to the knowledge of Purchaser, any other party thereto under the terms and conditions of the Commitment Letters. As of the date hereof, Purchaser does not have any reason to believe that any of the conditions to the Financing will not be satisfied on a timely basis or that the full amount of the Financing will not be available to Purchaser on the Closing Date. Purchaser has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letters on or before the date of this Agreement, and will pay in full any such amounts due on or before the Closing Date as and when due. As of the date hereof, the Commitment Letters have not been modified, amended or altered and will not be modified, amended or altered at any time through the Closing without Parent’s prior written consent, except as permitted by Section 6.10(b) (with any such modification, amendment or alteration promptly notified in writing to Parent), and, as of the date hereof, none of the respective commitments under any of the Commitment Letters have been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Purchaser, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated.
(i) In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Purchaser or any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.
Section 4.7 Limited Guaranty. The Guarantors have delivered to Parent a true, complete and correct copy of the executed Limited Guaranty. The Limited Guaranty is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of the Guarantors in favor of Parent, enforceable by Parent in accordance with its terms. The Guarantors are not in default or breach under the terms and conditions of the Limited Guaranty and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Limited Guaranty.
Section 4.8 Solvency. As of the Closing, after giving effect to any indebtedness being incurred on such date in connection herewith, and assuming satisfaction of the conditions set forth in Section 9.2(a), (a) each of Purchaser and the Transferred Entities will be able to pay their indebtedness and Liabilities (whether direct, subordinated, contingent or otherwise), as such indebtedness and Liabilities become absolute and matured; (b) the then present fair saleable value of the assets of each of Purchaser and the Transferred Entities, on a consolidated basis, will exceed the amount that will be required to pay their probable Liabilities (including the probable amount of all contingent Liabilities) and indebtedness as such Liabilities and indebtedness become absolute or matured; (c) the assets of each of Purchaser and the Transferred Entities, at a fair valuation, will exceed their respective probable Liabilities (including the probable amount of all contingent Liabilities) and indebtedness; and (d) each of Purchaser and the Transferred Entities will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted. The transactions contemplated by this Agreement are not being made and no obligation is being incurred by Purchaser or any of its Affiliates in connection with such transactions with the intent to hinder, delay or defraud either present or future creditors of Purchaser, Parent or any of their Affiliates.
Section 4.9 Investment Decision. Purchaser is acquiring the Purchased Interests and LLC Interests for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling the Purchased Interests or LLC Interests. Purchaser acknowledges that the Purchased Interests and LLC Interests have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that the Purchased Interests and LLC Interests may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.
Section 4.10 Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Entities and the Business, which investigation, review and analysis was done by Purchaser and its representatives. In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of Parent, the Transferred Entities, their respective Affiliates or any of their respective representatives (except the representations and warranties of Parent expressly set forth in Article III and Article III of the Merger Agreement). Purchaser hereby acknowledges and agrees that none of Parent, the Transferred Entities, their respective Affiliates or any of their respective representatives or any other Person will have or be subject to any Liability to Purchaser resulting from the distribution to Purchaser, or Purchaser’s use of, any information relating to Parent, the Transferred Entities or the Business, including any information, documents or material made available to Purchaser, whether orally or in writing, in any data room, any management presentations (formal or informal), functional “break-out” discussions, responses to questions submitted on behalf of Purchaser or in any other form in connection with the transactions contemplated by this Agreement. Purchaser further acknowledges that no representative of Parent, the Transferred Entities or their respective Affiliates has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement or the Ancillary Agreements and subject to the limited remedies herein or therein provided. Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Transferred Entities and the Business without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.
Section 4.11 Investments. None of Purchaser or any of its Affiliates, or any entities that would be deemed affiliates of Purchaser pursuant to the HSR Act, has an interest greater than five percent (5%) in a Person that owns, controls or operates a business engaged in any of the lines of business in which the Business is engaged; provided that, with respect to Purchaser, entities that would be deemed affiliates of Purchaser pursuant to the HSR Act shall include any Person, trust, investment fund or other pooled investment or co-investment vehicle that is controlled or otherwise managed by or in conjunction with, or is under common control with, Purchaser or any of its Affiliates, and any portfolio company or similar asset in which such Person or any of its Affiliates has a greater than five percent (5%) investment. There is no fact relating to Purchaser’s or any of its Affiliates’ businesses, operations, financial condition or legal status that would or would reasonably be expected to: (a) prevent or prohibit the obtaining of, impose any material delay in the obtaining of or increase the risk of not satisfying any of the conditions set forth in Article IX or (b) have, individually or in the aggregate, a Purchaser Material Adverse Effect.
Section 4.12 No Other Representations or Warranties; No Reliance. Purchaser acknowledges (on behalf of itself, the Equity Investors, the Guarantors and its other Affiliates and their respective representatives and equity holders) and agrees that except for the representations and warranties of Parent or its Affiliates contained in Article III or Article III of the Merger Agreement, none of Parent nor any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser, the Equity Investors, the Guarantors and its other Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, Parent, the Transferred Entities or any Affiliate thereof, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, the Equity Investors, the Guarantors or its other Affiliates or any of their respective representatives by or on behalf of Parent or any Affiliate or representative thereof. Purchaser (on behalf of itself, the Equity Investors, the Guarantors and its other Affiliates and their respective representatives and equity holders) acknowledges and agrees that none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser, the Equity Investors, the Guarantors and its other Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Parent, the Transferred Entities or any Affiliates thereof, the Business, the Business Assets or the Business Liabilities, except as expressly set forth in Article III or Article III of the Merger Agreement. Purchaser (on behalf of itself, the Equity Investor, the Guarantors and its other Affiliates and their respective representatives and equity holders) acknowledges and agrees that none of Parent nor any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser, the Equity Investor, the Guarantors and its other Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Retained Businesses, the Excluded Assets or the Excluded Liabilities.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF NEW COMMERCEONE
New CommerceOne hereby represents and warrants to Parent and Purchaser as follows:
Section 5.1 Organization and Qualification. New CommerceOne is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, and it has all requisite corporate power and authority to carry on its businesses as now being conducted and is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the ability of New CommerceOne to timely perform its obligations under this Agreement, including to consummate the Sale.
Section 5.2 Authority Relative to this Agreement. New CommerceOne has all necessary corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party in accordance with the terms hereof and thereof. Other than the affirmative vote of the holders of shares representing a majority of the outstanding shares of the common stock of New CommerceOne (or, following the Mergers, in the case of Parent and its Subsidiaries, as set forth in Section 4.2), no vote or other approval of the stockholders or equity holders of New CommerceOne or any of its Affiliates is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements to which it is a party or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of New CommerceOne or its Affiliates, the rules or requirements of any securities exchange, or otherwise. This Agreement has been duly and validly executed and delivered by New CommerceOne, and, assuming the due authorization, execution and delivery of this Agreement by Parent and Purchaser, will constitute, and the Ancillary Agreements to which it is a party when executed and delivered by Purchaser or its applicable Affiliates, and, assuming the due authorization, execution and delivery of such Ancillary Agreements by Purchaser or its applicable Affiliate, will constitute, a valid, legal and binding agreement of New CommerceOne and its applicable Affiliates, enforceable against New CommerceOne and such Affiliates in accordance with its terms, subject to the Enforceability Exceptions. At the Closing, the Ancillary Agreements to be executed and delivered by New CommerceOne or its applicable Affiliate at the Closing will be duly and validly executed and delivered by New CommerceOne or its applicable Affiliate, and, assuming the due authorization, execution and delivery of the Ancillary Agreements by the other parties thereto, will constitute valid, legal and binding agreements of New CommerceOne or its applicable Affiliate, enforceable against it in accordance with the terms thereof, subject to the Enforceability Exceptions.
Section 5.3 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from New CommerceOne in connection with the transactions contemplated by this Agreement and the Ancillary Agreements for which Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) would have any Liability.
Section 5.4 No Other Representations or Warranties; No Reliance. Purchaser acknowledges (on behalf of itself, the Equity Investors, the Guarantors and its other Affiliates and their respective representatives and equity holders) and agrees that except for the representations and warranties of New CommerceOne or its Affiliates contained in Article V or Article IV of the Merger Agreement, none of New CommerceOne nor any Affiliate thereof, or any other Person or entity on behalf of New CommerceOne or any Affiliate thereof, has made or makes, and Purchaser, the Equity Investors, the Guarantors and its other Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, New CommerceOne, Parent the Transferred Entities or any Affiliate thereof, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser, the Equity Investors, the Guarantors or its other Affiliates or any of their respective representatives by or on behalf of New CommerceOne or any Affiliate or representative thereof. Purchaser (on behalf of itself, the Equity Investors, the Guarantors and its other Affiliates and their respective representatives and equity holders) acknowledges and agrees that none of New CommerceOne or any Affiliate thereof, or any other Person or entity on behalf of New CommerceOne or any Affiliate thereof, has made or makes, and Purchaser, the Equity Investors, the Guarantors and its other Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser, its Affiliates or any of its representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of New CommerceOne, Parent, the Transferred Entities or any Affiliates thereof, the Business, the Business Assets or the Business Liabilities, except as expressly set forth in Article V or Article IV of the Merger Agreement. Purchaser (on behalf of itself, the Equity Investors, the Guarantors and its other Affiliates and their respective representatives and equity holders) acknowledges and agrees that none of New CommerceOne nor any Affiliate thereof, or any other Person or entity on behalf of New CommerceOne or any Affiliate thereof, has made or makes, and Purchaser, the Equity Investors, the Guarantors and its other Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Retained Businesses, the Excluded Assets or the Excluded Liabilities.
ARTICLE VI

ADDITIONAL AGREEMENTS
Section 6.1 Access to Books and Records.
(a) After the date of this Agreement until the Closing, and subject to the requirements of applicable Law and Section 6.1(b), Parent shall, and shall cause the Transferred Entities to, afford to representatives of Purchaser reasonable access, upon reasonable request and notice and solely in furtherance of the transactions contemplated by this Agreement, to the books and records of the Transferred Entities (solely to the extent related to the Business) during normal business hours consistent with applicable Law and in accordance with the procedures established by Parent to prepare the Transferred Entities for transition to Purchaser at the Closing and Purchaser’s acceptance of the Transferred Entities, Business Assets, Business Liabilities and Business Employees at Closing; provided that none of Parent or the Transferred Entities shall be required to make available Business Employee personnel files until after the Closing Date; provided, further, that Parent and the Transferred Entities shall not be required to make available medical records, workers’ compensation records, the results of any drug testing or other sensitive or personal information if doing so would reasonably be expected to result in a violation of applicable Law. Purchaser shall indemnify and hold Parent Bank and its Affiliates harmless against any Liabilities arising out of or relating to any transfer requested by or on behalf of Purchaser or its Affiliates of any such personnel files.
(b) Purchaser agrees that any access granted under Section 6.1(a) shall not interfere unreasonably with the operation of the Business or any other business of Parent or its Affiliates. Purchaser and its Affiliates and its and their respective representatives shall not communicate with any of the employees of Parent or its Affiliates without the prior written consent of Parent, which consent shall not be unreasonably withheld. Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be required to provide access to or disclose information if such access or disclosure would (i) jeopardize or forfeit the attorney-client, work product or other applicable legal privilege or protection of such party, (ii) contravene any Laws, contracts or obligation of confidentiality, (iii) include information concerning the valuation of the Business or the Sale Process or (iv) include information that Parent reasonably determines is competitively sensitive; provided that Parent or its Affiliates, as applicable, shall use reasonable best efforts to provide Purchaser with access to any such information in a manner that would not reasonably be expected to result in the foregoing clauses (i)-(iv). In the event that any information shared pursuant to Section 6.1(a) does result in the disclosure of such information described in clauses (i)-(ii) of the immediately preceding sentence, then (x) Purchaser shall, upon discovering that the disclosure occurred, promptly notify Parent of such disclosure, use reasonable efforts to preserve the confidentiality of such information, promptly return all such information, including any copies or extracts thereof, to Parent, and not retain any copies or extracts thereof and (y) such disclosure shall not be deemed to be a waiver of any attorney-client, work product or other applicable legal privilege or protection, which shall be retained by Parent or its Affiliate, as applicable.
(c) At and after the Closing, Purchaser shall, and shall cause its Subsidiaries to, afford New CommerceOne and its Affiliates and their respective representatives, during normal business hours, upon reasonable notice, consistent with applicable Law, access to the books, records, properties and employees of each Transferred Entity and the Business to the extent that such access may be reasonably requested for reasonable business purposes, including in connection with financial statements, Taxes, any potential Action or investigation by or before a Governmental Entity (including in connection with the matters covered under Section 6.8) and SEC or other Governmental Entity reporting obligations; provided that nothing in this Agreement shall limit any rights of discovery of New CommerceOne or its Affiliates.
(d) Except as otherwise required by applicable Law, Purchaser agrees to hold, and to cause the applicable Transferred Entities to hold, all the books and records (including Tax books and records) of each Transferred Entity or the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of ten (10) years from the Closing Date or such longer time as may be required by Law, and thereafter, if any of them desires to destroy or dispose of such books and records, to offer first in writing at least sixty (60) days prior to such destruction or disposition to surrender them to New CommerceOne.
Section 6.2 Confidentiality. The parties expressly agree that, notwithstanding any provision of the Smith Confidentiality Agreement to the contrary, the terms of the Smith Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect; provided that to the extent not already a direct party thereto, Purchaser assumes the Smith Confidentiality Agreement and agrees to be bound by the provisions thereof applicable to Smith Ventures, LLC. The parties expressly agree that, notwithstanding any provision of the Smith Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Sale is not consummated, the Smith Confidentiality Agreement as incorporated herein shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms, and this Agreement shall constitute the requisite consent of the parties to amend the Smith Confidentiality Agreement accordingly.
Section 6.3 Required Actions.
(a) Purchaser, New CommerceOne and Parent shall, and shall cause their Affiliates to, use reasonable best efforts to take all actions, and do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to cause all conditions set forth in Article IX to be satisfied and to consummate and make effective in the most expeditious manner possible the Sale, the Mergers and the other transactions contemplated by this Agreement, including (i) the preparation and filing of all forms, registrations, notifications and notices required to be filed to consummate the Sale and the other transactions contemplated by this Agreement, (ii) taking all actions reasonably necessary to obtain (and cooperating with each other in obtaining) any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity required to be obtained or made by Purchaser, New CommerceOne or Parent or any of their respective Affiliates in connection with the Sale, the Mergers and the other transactions contemplated by this Agreement and (iii) the execution and delivery of any additional instruments necessary to consummate the Sale, the Mergers and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Neither Purchaser, New CommerceOne nor Parent shall, and each shall cause its Affiliates not to, take any action after the date of this Agreement that would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing or would reasonably be expected to result in the failure to satisfy, or any delay in satisfying, any condition set forth in Article IX, including acquiring or agreeing to acquire, by merger, consolidation, stock or asset purchase or otherwise, any business or corporation, partnership or other business organization or division thereof, or pursue or engage in any merger, business combination, consolidation, acquisition, sale or similar transaction with any other Person, or agreeing to, soliciting, offering, proposing or recommending any of the foregoing, to the extent it would reasonably be expected to delay the obtaining of, or result in not obtaining, any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity necessary to be obtained at or prior to the Closing or would reasonably be expected to result in the failure to satisfy, or any delay in satisfying, any condition set forth in Article IX. For avoidance of doubt, any action taken by New CommerceOne or Parent or their respective Affiliates pursuant to and consistent with the terms of the Merger Agreement shall not be deemed a breach of the foregoing.

(b) Prior to the Closing, to the extent not prohibited by applicable Law, Purchaser, New CommerceOne and Parent shall each keep the other apprised of the status of matters relating to the completion of the Sale and the other transactions contemplated by this Agreement, including the expiration or termination of the waiting period applicable to the Sale and the other transactions contemplated by this Agreement under the HSR Act or any other applicable Competition Laws, and work cooperatively in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity relating to the completion of the Sale and the other transactions contemplated by this Agreement. In that regard, each party shall (i) promptly provide any information and assistance as the other party may reasonably request with respect to all notices, submissions or filings made by or on behalf of such party or any of its Affiliates with any Governmental Entity in connection with this Agreement, the Sale, the Mergers and the other transactions contemplated by this Agreement, and (ii) promptly inform the other party to this Agreement, and, if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party of) any communication from or to any Governmental Entity regarding the Sale or the other transactions contemplated by this Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication or submission with or to any such Governmental Entity. Neither Purchaser, New CommerceOne nor Parent shall participate in any meeting with any Governmental Entity in connection with this Agreement or the Sale, or with any other Person in connection with any proceeding or Action by a private party relating to the HSR Act or any other applicable Competition Laws in connection with this Agreement or the Sale, or make oral submissions at meetings or in telephone or other conversations, unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate thereat. Notwithstanding the foregoing, Purchaser, New CommerceOne and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Agreement as “outside counsel only.” Such designated materials provided by Purchaser to Parent or New CommerceOne, New CommerceOne to Purchaser or Parent or by Parent to Purchaser or New CommerceOne pursuant to this Section 6.3, and the information contained therein, shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser, New CommerceOne or Parent, as the case may be); it being understood that materials provided pursuant to this Agreement may be redacted (i) to remove references concerning the valuation of the Business or the Sale Process, (ii) as necessary to comply with contractual arrangements or applicable Law and (iii) as necessary to address reasonable privilege concerns.
(c) Purchaser, New CommerceOne and Parent shall file or cause to be filed, any required notifications under the HSR Act as promptly as practicable, but in any event no later than thirty days after the date of this Agreement, and will supply as promptly as practicable any additional information and documentary materials that may be required or advisable and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as practicable.
(d) Purchaser, New CommerceOne and Parent shall, and shall cause their Affiliates to, use their respective reasonable best efforts (including agreeing to amendments to this Agreement or any Ancillary Agreement) to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Sale, the Mergers and the other transactions contemplated by this Agreement under any applicable Law, including the HSR Act and any other applicable Competition Laws. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging this Agreement, the Sale or the other transactions contemplated by this Agreement as violative of any applicable Law, including the HSR Act or any other applicable Competition Laws, Purchaser, New CommerceOne and Parent shall jointly (to the extent practicable) use their reasonable best efforts to initiate and participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any Action by any Governmental Entity that would prevent, delay or enjoin the consummation of the Sale or the other transactions contemplated by this Agreement and (ii) take such action as necessary to overturn any regulatory Action by any Governmental Entity the effect of which would be to block consummation of the Sale or the other transactions contemplated by this Agreement, including by defending any such Action brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the Sale or the other transactions contemplated by this Agreement resulting from any such Action. Notwithstanding the foregoing, nothing contained in this Section 6.3(d) shall be deemed to require (1) Parent or New CommerceOne or any of their respective Affiliates to take, and neither Parent nor New CommerceOne or any of their respective Affiliates shall be permitted (without the written consent of the other) to take, any action, or commit to take any action, that (A) would reasonably be expected to have a material adverse effect on New CommerceOne and its Subsidiaries, taken as a whole, after giving effect to the Mergers, the Conversion, the Distribution, the Sale and other transactions contemplated by this Agreement and the Merger Agreement, or (B) is not conditioned on the Closing or (2) Purchaser or any of its Affiliates to take any action, or commit to take any action, that (A) would reasonably be expected to have a Business Material Adverse Effect after giving effect to the Sale and other transactions contemplated by this Agreement, or (B) is not conditioned on the Closing.
(e) Purchaser agrees to provide such security and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Entity or other third party so as to cause the conditions in Article IX to be satisfied so as to enable the Closing to occur as promptly as practicable. Whether or not the Sale is consummated, Purchaser shall be responsible for all fees and payments (including filing fees and legal, economist and other professional fees) to any third party or any Governmental Entity in order to obtain any consent, finding of suitability, clearance, expiration or termination of a waiting period, authorization, Order or approval pursuant to this Section 6.3, other than the fees of and payments to Parent’s legal and professional advisors.
Section 6.4 Commingled Contracts.
(a) Parent and Purchaser acknowledge that Parent and its Affiliates (including the Transferred Entities) are parties to certain Contracts (collectively, the “Commingled Contracts”) that relate in part to both (i) the operations or conduct of the Business and (ii) the operations or conduct of the Retained Businesses; provided that in no event shall Commingled Contracts include any enterprise-wide Contracts or Contracts with respect to off-the-shelf software, or Contracts the benefits of which are delivered under the Ancillary Agreements. With respect to each of the Commingled Contracts, during the period prior to Closing and for six (6) months following the Closing, Parent, prior to the Closing, and Purchaser and the Transferred Entities, after the Closing, shall reasonably cooperate with Parent Bank and its Affiliates and use their reasonable best efforts, to the extent reasonably within the control of Parent or its Affiliates, prior to the Closing, or Purchaser and the Transferred Entities, after the Closing, and at no cost to Parent or its Affiliates, prior to the Closing, or Purchaser and the Transferred Entities, after the Closing, to assist Parent Bank and its Affiliates in procuring services from the counterparty or counterparties to each such Commingled Contract, which may include apportioning such Commingled Contract or assisting Parent Bank and its Affiliates with entering into a new agreement with such counterparty or counterparties, on the one hand, and Parent Bank or one or more of its Affiliates, on the other hand, pursuant to which Parent Bank and/or its Affiliates will receive the applicable benefits currently available under such Commingled Contract that relate to the Retained Businesses and assume the related burdens and obligations; provided, however, that in no event shall any party be required to assign or amend, either in its entirety or in part, any Commingled Contract that is not assignable or cannot be amended, as applicable, by its terms without obtaining one or more consents or approvals unless such consents or approvals are obtained. Until assignment, Parent, prior to the Closing, or Purchaser and the Transferred Entities, after the Closing, shall not amend or terminate any Commingled Contract in a manner adverse to Parent Bank or the Retained Businesses.
(b) Notwithstanding anything to the contrary contained herein, subject to Section 6.9, (i) Parent Bank, Purchaser and their respective Affiliates shall not have any further obligation with respect to any third party consents that are not obtained prior to the Closing Date and (ii) none of Parent Bank, Purchaser or their respective Affiliates shall have any obligation to make any payments or incur any Liability or offer or grant any concession or accommodation (financial or otherwise) or commence or participate in any Action in order to obtain any consents or approvals of third parties or effect the transfers or arrangements contemplated by this Section 6.4, and neither Parent Bank nor any of its Affiliates, on the one hand, or Purchaser nor any of its Affiliates, on the other hand, shall have any Liability whatsoever to Purchaser or any of its Affiliates or Parent Bank or any of its Affiliates, as applicable, arising out of or relating to the failure to obtain any such consents or approvals, and the failure to receive any such consents or approvals or to effect any such transfers or arrangements shall not be taken into account with respect to whether any condition to the Closing set forth in Article IX shall have been satisfied.
Section 6.5 Public Announcements. Purchaser, New CommerceOne and Parent agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this Agreement in compliance with this Section 6.5.
Section 6.6 Intercompany Accounts. At or prior to the Closing, all intercompany accounts, except for those accounts governed by an Ancillary Agreement or listed on Section 6.6 of the Parent Disclosure Schedule, between Parent Bank, on the one hand, and any Transferred Entity, on the other hand, shall be settled or otherwise eliminated in such a manner as Parent shall determine in its sole discretion. For the avoidance of doubt, intercompany accounts solely between and among any of the Transferred Entities shall not be required to have been eliminated at the Closing.
Section 6.7 Termination of Intercompany Arrangements.
(a) Effective at or prior to the Closing, other than any intercompany arrangement governing the intercompany accounts governed by Section 6.6, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits, by Parent Bank, on the one hand, and any Transferred Entity on the other hand, shall be terminated without any party having any continuing obligations or Liability to the other, except for (i) this Agreement and the Ancillary Agreements (and each other agreement or instrument expressly contemplated by this Agreement or any Ancillary Agreement to be entered into by any member of the CommerceOne Group, on the one hand, and any Transferred Entity on the other hand), (ii) any Contracts to which any third party is a party (including the Commingled Contracts) and (iii) the other arrangements, understandings or Contracts listed in Section 6.7 of the Parent Disclosure Schedule.
(b) Except to the extent provided to the contrary in Section 6.6 or this Section 6.7, effective as of the Closing, Purchaser, on behalf of itself and its Affiliates, including the Transferred Entities, hereby releases New CommerceOne and each of its Affiliates (including Parent Bank) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Retained Businesses, or the operations of the Transferred Entities prior to the Closing, or relating to or arising out of Parent’s or its Affiliates’ ownership or operation of the Transferred Entities, except for any obligation pursuant to the provisions of this Agreement or the Ancillary Agreements and any arrangements, understandings or Contracts set forth in Section 6.6 or Section 6.7 of the Parent Disclosure Schedule.
(c) Except to the extent provided to the contrary in Section 6.6 or this Section 6.7, effective as of the Closing, New CommerceOne, on behalf of itself and its Affiliates (including Parent Bank), hereby releases Purchaser and each of its Affiliates (including the Transferred Entities) from any Liability, obligation or responsibility to any of them for any and all past actions or failures to take action prior to the Closing directly or indirectly relating to or arising out of the Business, the Retained Businesses, or the ownership or operations of the Transferred Entities prior to the Closing, except for any obligation pursuant to the provisions of this Agreement or the Ancillary Agreements and any arrangements, understandings or Contracts set forth in Section 6.6 or Section 6.7 of the Parent Disclosure Schedule.
Section 6.8 Litigation Support.
(a) From and after the Closing, New CommerceOne (or an applicable member of the CommerceOne Group) shall assume and be responsible for managing, and shall have the authority to manage, the defense or prosecution, as applicable, and resolution (including settlement) of, any Action the Liabilities related to which are solely Excluded Liabilities. From and after the Closing, Purchaser (or one of its Subsidiaries) shall assume and be responsible for managing, and shall have the authority to manage, the defense or prosecution, as applicable, and resolution (including settlement) of, any Action the Liabilities related to which are solely Business Liabilities. From and after the Closing, New CommerceOne (or an applicable member of the CommerceOne Group) and Purchaser (or one of its Subsidiaries) shall cooperate reasonably in managing the defense or prosecution, as applicable, and resolution (including settlement) of, any Action the Liabilities related to which include both Excluded Liabilities and Business Liabilities.
(b) In the event and for so long as (x) Parent Bank or any of its Affiliates or (y) Purchaser or any of its Affiliates (such party, the “controlling party”) is prosecuting, contesting or defending any Action, investigation, charge, claim, or demand by or against a third party or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (a) any transactions contemplated under this Agreement or any Ancillary Agreement or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Business or the Transferred Entities, Purchaser or Parent Bank, as applicable, shall, and shall cause its Subsidiaries (including the Transferred Entities) and Affiliates (and its and their officers, employees, and representatives) to, cooperate with the controlling party and its counsel in such prosecution, contest or defense, including making available its personnel, participating in meetings, providing such testimony and access to their books and records and taking such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense; provided that (i) any reasonable out-of-pocket costs incurred in providing such cooperation shall be reimbursed by the controlling party and (ii) such cooperation does not unreasonably interfere with the conduct of the Business; provided, further, that this Section 6.8(b) shall not apply in respect of any proceedings, or threatened proceedings, between Parent Bank and Purchaser.
(c) Without limiting the foregoing, the parties shall use their commercially reasonable efforts to cooperate and consult to the extent reasonably necessary with respect to any Actions or threatened or contemplated Actions against each party, or such party’s Affiliates, in respect of which New CommerceOne, Parent Bank or their respective Affiliates, on the one hand, and Purchaser and its Affiliates, on the other hand, may have Liabilities or may possess relevant information, other than an Action by a party (or such party’s Affiliates) against another party (or such party’s Affiliates).
(d) Upon the reasonable request of Parent, New CommerceOne or Purchaser, in connection with any Action as to which cooperation contemplated by this Section 6.8 is requested or provided, the applicable parties will enter into a mutually acceptable common interest agreement so as to maintain, to the extent appropriate and practicable, any applicable attorney-client privilege or work product immunity, or other privilege, immunity or protection of any such party.
(e) Notwithstanding anything in this Section 6.8 to the contrary, Transaction Litigation shall be managed in accordance with and subject to Section 6.18 and not this Section 6.8.
Section 6.9 Pre-Closing Transfers; Misallocated Assets and Misdirected Payments.
(a) Notwithstanding anything to the contrary in this Agreement, but subject to Section 12.7, at or prior to the Closing, Parent shall use its commercially reasonable efforts to contribute, convey, transfer, assign and deliver, or cause to be contributed, conveyed, transferred, assigned and delivered (i) to one or more of the Transferred Entities the Business Assets (other than the LLC Interests) and the Business Liabilities that are not owned, held or assumed by one of the Transferred Entities, and (ii) from the Transferred Entities to Parent Bank the Excluded Assets and the Excluded Liabilities that are owned, held or assumed by a Transferred Entity (all such actions pursuant to this Section 6.9(a), collectively, the “Pre-Closing Transfers”).
(b) To the extent that any Pre-Closing Transfers shall not have been consummated at or prior to the Closing, the Closing shall nonetheless take place subject only to the satisfaction or waiver of the conditions set forth in Article IX, and the parties shall use commercially reasonable efforts to effect such transfers as promptly following the Closing as shall be practicable. Notwithstanding anything else in this Agreement to the contrary, this Agreement and the Ancillary Agreements shall not constitute an agreement to assign, license, sublicense, lease, sublease, convey or transfer any Business Assets or Excluded Assets or any claim or right or any benefit arising thereunder or resulting therefrom as to which consent or approval from any Person other than Parent or any of its Affiliates or, after the Closing, New CommerceOne or any of its Affiliates (including any and all licenses to be granted by, and any and all consents and approvals of, Governmental Entities) to the assignment, license, sublicense, lease, sublease, conveyance or transfer thereof or amendment thereof (collectively, “Approvals”) is required but has not been obtained (such asset, a “Delayed Asset”); provided that none of Parent Bank, Purchaser or any of their respective Affiliates shall have any obligation to make any payments or incur any Liability or offer or grant any concession or accommodation (financial or otherwise) or commence or participate in any Action with respect to any Delayed Asset, or have any Liability whatsoever to the other party hereto or any of its Affiliates, arising out of or relating to the failure to effect any transfers with respect to the Delayed Assets, and the failure to effect any such transfers (in and of itself) shall not be taken into account with respect to whether any condition to the Closing set forth in Article IX shall have been satisfied. Upon obtaining the requisite Approvals, unless otherwise provided in any Ancillary Agreement, such Delayed Asset shall be automatically transferred and assigned to (i) the relevant Transferred Entity or such other Person designated by Purchaser (in the case of any Business Asset) in writing or (ii) Parent Bank or such other Person designated by New CommerceOne (in the case of any Excluded Asset) in writing without additional consideration therefor effective as of the Closing.
(c) From and after the Closing until such time as (i) New CommerceOne or its applicable Affiliate transfers any Business Asset or Business Liability to Purchaser or an Affiliate thereof as required pursuant to and in accordance with the terms of this Section 6.9, or (ii) Purchaser or its applicable Affiliate transfers any Excluded Asset or Excluded Liability to one or more members of the CommerceOne Group as required pursuant to and in accordance with the terms of this Section 6.9, the applicable party hereto shall, and shall cause its Subsidiaries to, use reasonable best efforts to, in each case, subject to the terms of the Ancillary Agreements, cooperate in any arrangement, reasonable and lawful as to New CommerceOne and Purchaser, so that all the benefits and burdens relating to such asset or Liability are to inure from and after the Closing to Purchaser or a Transferred Entity (in the case of any Business Asset or Business Liability) or one or more members of the CommerceOne Group (in the case of any Excluded Asset or Excluded Liability).
(d) Subject to Section 6.9(b), if, at any time and from time to time following the Closing, any right, property or asset which is an Excluded Asset is found to have been transferred to or retained, held or owned, directly or indirectly, by Purchaser, the Transferred Entities or their Affiliates, or Purchaser, any Transferred Entity or any of their Affiliates is, directly or indirectly, subject to or otherwise liable or responsible for, any Excluded Liability, (i) Purchaser shall transfer, or cause the applicable Transferred Entity or its applicable Affiliate to transfer, without further consideration, such Excluded Asset (free and clear of all Liens, other than Permitted Liens) or Excluded Liability to the applicable member of the CommerceOne Group, and (ii) New CommerceOne shall, or shall cause the applicable member of the CommerceOne Group to, accept and assume, without further consideration, such Excluded Asset or Excluded Liability, as applicable, in each case as soon as practicable. Subject to Section 6.9(b), if, at any time and from time to time following the Closing, any right, property, asset which is a Business Asset is found to have been transferred to or retained, held or owned, directly or indirectly, by a member of the CommerceOne Group, or any member of the CommerceOne Group is, directly or indirectly, subject to or otherwise liable or responsible for, any Business Liability, (i) New CommerceOne shall transfer, or cause the applicable member of the CommerceOne Group to transfer, without further consideration, such Business Asset (free and clear of all Liens, other than Permitted Liens) or Business Liability to Purchaser or its applicable Affiliate and (ii) Purchaser shall, or shall cause its applicable Affiliate to, accept and assume, without further consideration, such Business Asset or Business Liability, as applicable, in each case as soon as practicable. Except as otherwise provided in this Agreement or the Ancillary Agreements, following the Closing, (i) if any payments due with respect to the Business or to the extent relating to any Business Assets, or which otherwise constitute a Business Asset, are paid to any member of the CommerceOne Group, New CommerceOne shall, or shall cause the applicable member of the CommerceOne Group to, promptly remit by wire or draft such payment to an account designated in writing by Purchaser and (ii) if any payments due with respect to the Retained Businesses or to the extent relating to any Excluded Assets, or which otherwise constitute an Excluded Asset, are paid to Purchaser, the Transferred Entities or their Affiliates, Purchaser shall, or shall cause its Affiliates to, promptly remit by wire or draft such payment to an account designated in writing by New CommerceOne.
Section 6.10 Financing.
(a) Purchaser shall, and shall cause each of its Subsidiaries to, take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Financing Amounts on or prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof. In furtherance and not in limitation of the foregoing, Purchaser shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing on the terms and subject only to the conditions described in the Commitment Letters as promptly as possible but in any event prior to the date upon which the Sale is required to be consummated pursuant to the terms hereof, including by (i) maintaining in effect the Commitment Letters, (ii) negotiating and entering into definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein and without any Prohibited Modification, (iii) satisfying on a timely basis all conditions in the Commitment Letters and the Definitive Agreements and complying with its obligations thereunder, (iv) enforcing its rights under the Commitment Letters and (v) if the conditions to the Financing have been satisfied, drawing upon and consummating the Financing at or prior to the time at which the Sale is required to be consummated. Purchaser shall comply with its obligations, and enforce its rights, under the Commitment Letters and the Definitive Agreements in a timely and diligent manner.
(b) Neither Purchaser nor any of its Subsidiaries shall, without the prior written consent of Parent: (i) permit, consent to or agree to any amendment, replacement, supplement or modification to, or waiver of any provision or remedy under the Equity Commitment Letter; (ii) permit, consent to or agree to any amendment, replacement, supplement, termination or modification to, or any waiver of, any provision or remedy under, the Debt Commitment Letter or the Definitive Agreements if such amendment, replacement, supplement, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Debt Financing, (C) adversely affects the ability of Purchaser to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, (D) could otherwise reasonably be expected to prevent, impede or delay the consummation of the Sale and the other transactions contemplated by this Agreement or (E) adds lenders, lead arrangers, syndication agents or similar entities, unless such entities are of similar creditworthiness as the Financing Parties that have executed the Debt Commitment Letter as of the date hereof (the effects described in clauses (A) through (E), collectively, the “Prohibited Modifications”); or (iii) terminate or cause the termination of the Commitment Letters or any Definitive Agreement. Purchaser shall promptly deliver to Parent copies of any amendment, replacement, supplement, termination, modification or waiver to the Commitment Letters or Definitive Agreements.
(c) In the event that any portion of the Financing becomes unavailable (other than as a result of a replacement thereof permitted as set forth below), regardless of the reason therefor, Purchaser shall (i) promptly notify Parent in writing of such unavailability and the reason therefor and (ii) use reasonable best efforts, and cause each of its Subsidiaries to use their reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing, to consummate the transactions contemplated by this Agreement and to pay the Financing Amounts and, without limiting the foregoing, shall use reasonable best efforts to cause such Alternative Financing to not include any Prohibited Modifications or conditions to the consummation thereof that are more onerous than those set forth in Debt Commitment Letter as of the date hereof; provided that, notwithstanding the foregoing, it is agreed that Purchaser shall not have any obligation to pay any fees or economics (including in respect of rate, call premium, fees or similar amounts) in excess of what it was obligated to pay under the original Debt Commitment Letter as in effect on the date of this Agreement. Purchaser shall provide Parent with prompt oral and written notice of any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement and a copy of any written notice or other written communication from any Lender, Equity Investor or other financing source with respect to any actual or threatened breach, default, cancellation, termination or repudiation by any party to the Commitment Letters or any Definitive Agreement of any provision thereof. Purchaser shall inform Parent in reasonable detail on a current basis of the status of its efforts to consummate the Financing, including any Alternative Financing. The foregoing notwithstanding, compliance by Purchaser with this Section 6.10 shall not relieve Purchaser of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing or any Alternative Financing is available. To the extent Purchaser obtains Alternative Financing or amends, replaces, supplements, terminates, modifies or waives any of the Financing, in each case pursuant to this Section 6.10 and without any Prohibited Modification, references to the “Financing,” “Financing Parties,” “Commitment Letters” and “Definitive Agreements” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, terminated, modified or waived.
(d) From the date of this Agreement until the Closing or the earlier termination of this Agreement in accordance with Section 10.1, Parent shall use its reasonable best efforts to provide, and shall cause the Transferred Entities to use reasonable best efforts to provide, customary cooperation to the extent reasonably requested by Purchaser in writing and necessary for the arrangement of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Parent or any of its Affiliates and that neither Parent nor any of its Affiliates will have any obligation to prepare pro forma financial information or post-closing financial information); it being understood that Parent shall have satisfied the obligations set forth in this sentence if Parent shall have used its reasonable best efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided and it being understood that such reasonable best efforts shall include (i) furnishing Purchaser with Business Financial Information; (ii) promptly executing and delivering to Purchaser, at least four (4) Business Days prior to the Closing Date, all documentation and other information with respect to the Parent and the Transferred Entities that is required in connection with the Debt Financing under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and the requirements of 31 C.F.R. §1010.230 in each case as reasonably requested by Purchaser at least nine (9) Business Days prior to the Closing Date; (iii) facilitating the preparation, execution and delivery of any guarantee, pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Purchaser (it being understood that such documents shall only be effective at Closing), and otherwise reasonably facilitating the pledging of collateral and the granting of security interests in respect of the financing contemplated by any Debt Commitment Letter and (iv) arranging for customary payoff letters and related lien terminations and instruments of discharge to be delivered at Closing. The foregoing notwithstanding, none of Parent nor any of its Affiliates shall be required to take or permit the taking of any action pursuant to this Section 6.10 that could: (i) require Parent, the Transferred Entities or any of their respective Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or enter into, execute or deliver any certificate, document, opinion, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement; (ii) cause any representation or warranty in this Agreement to be breached by Parent or any of its Affiliates; (iii) require Parent or any of its Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation (including any obligation under any agreement, certificate, document or instrument) in connection with the Debt Financing; (iv) cause any director, officer, employee or stockholder of Parent or any of its Affiliates to incur any personal liability; (v) conflict with the organizational documents of Parent or any of its Affiliates or any Laws; (vi) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Parent or any of its Affiliates is a party; (vii) require Parent or any of its Affiliates to provide access to or disclose information that Parent or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege or protection of Parent or any of its Affiliates; (viii) require the delivery of any opinion of counsel or (ix) require Parent or any of its Affiliates to prepare any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice. Nothing contained in this Section 6.10 or otherwise shall require Parent or any of its Affiliates at any time or any Transferred Entity prior to the Closing to be an issuer or other obligor with respect to the Debt Financing. Purchaser shall (x) promptly upon request by Parent, reimburse Parent or any of its Affiliates for all reasonable and documented out-of-pocket costs incurred by them or their respective representatives in connection with such cooperation; provided that, without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), Purchaser shall not be required to reimburse Parent or any of its Affiliates for any amounts in excess of $50,000 in the aggregate, and (y) indemnify, reimburse and hold harmless Parent and its Affiliates and their respective representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Purchaser or its representatives pursuant to this Section 6.10 and any information used in connection therewith (other than information provided in writing by Parent or any of its Affiliates specifically in connection with Parent’s obligations pursuant to this Section 6.10).
(e) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 6.10 represent the sole obligation of Parent and its Affiliates with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Purchaser or its Affiliates with respect to the Sale, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Financing) by Purchaser, any of its Affiliates or any other financing or other transactions be a condition to any of Purchaser’s obligations under this Agreement.
(f) All non-public or otherwise confidential information regarding Parent or any of its Affiliates obtained by Purchaser or its representatives pursuant to this Section 6.10 shall be kept confidential in accordance with the Confidentiality Agreements.
(g) Notwithstanding anything to the contrary in this Agreement, Parent or any Transferred Entity’s breach of any of the covenants required to be performed by it under this Section 6.10 will not be considered in determining the satisfaction of the condition set forth in Section 9.2(b) unless such breach is a willful breach and is the direct cause of Purchaser being unable to obtain the proceeds of the Debt Financing at Closing.
Section 6.11 Conduct of the Business Prior to the Closing.
(a) During the period from the date of this Agreement to the Closing or earlier termination of this Agreement, except as set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or the Merger Agreement, required by law or as consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), or to the extent related to the Excluded Assets, the Excluded Liabilities or the Retained Businesses, Parent shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in the ordinary course in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and (iii) take no action that would reasonably be expected to adversely affect or delay the ability of Parent to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
(b) During the period from the date of this Agreement to the Closing or earlier termination of this Agreement, except as set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or the Merger Agreement or as required by Law, or to the extent related to the Excluded Assets, the Excluded Liabilities or the Retained Businesses, Parent shall not, and shall cause each of its Subsidiaries not to, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):
(i) other than in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly owned Subsidiaries to Parent or any of its wholly owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
(ii) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly-owned Subsidiary of Parent, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;

(iii) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case other than a wholly-owned Subsidiary of Parent;
(iv) in each case except for transactions in the ordinary course of business, terminate, materially amend or waive any material provision of any Specified Business Contract, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to Parent, or enter into any Specified Business Contract that is material to the Business;
(v) except as required under applicable Law or the terms of any Benefit Plan existing as of the date hereof, as applicable, (A) enter into, establish, adopt, materially amend or terminate any Transferred Entity Benefit Plan, or any arrangement that would be a Transferred Entity Benefit Plan if in effect on the date hereof, other than with respect to arrangements (I) not related to Business Employees or (II) that are broad-based health or welfare plans (x) in the ordinary course of business consistent with past practice and (y) as would not reasonably be expected to materially increase the cost to a Transferred Entity of the benefits under any Transferred Entity Benefit Plan, (B) increase the compensation or benefits payable to any Business Employee or current or former service provider of the Transferred Entities, other than the payment of cash incentive compensation for completed performance periods based upon actual corporate performance, the actual performance of such Business Employee and, if applicable, such Business Employee’s business, in the ordinary course of business consistent with past practice, (C) accelerate the vesting of any equity or equity-based awards or other compensation to any Business Employee or current or former service provider of the Transferred Entities, (D) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, other than entry into standard offer letters or employment agreements with new hires that are permitted to be hired pursuant to clause (G) below in the ordinary course of business consistent with past practice, (E) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any Transferred Entity Benefit Plan, (F) terminate the employment or services of any Business Employee at the level of vice president or above, other than for cause, or implement or announce any reductions-in-force, closures or other personnel actions that would trigger WARN, or (G) hire or promote any Business Employee at or to the level of vice president or above (other than, subject to prior consultation with Purchaser, as a replacement hire or promotion for a departure occurring in the ordinary course of business receiving substantially similar terms of employment and levels of compensation);
(vi) grant to any Business Employee any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, grant any Business Employee any right to acquire any securities of Parent or Transferred Entity or issue any securities of Parent or Transferred Entity to any Business Employee, except pursuant to the settlement of Parent RSU Awards or in accordance with their terms or the purchase of shares of common stock of Parent in accordance with the terms of Parent’s Employee Stock Purchase Plan;
(vii) (A) negotiate, become a party to, establish, adopt, amend, commence participation in, terminate or enter into any collective bargaining agreement or other agreement with a labor union, works council or other labor organization or employee representative, or (B) recognize or certify any labor union, works council or other labor organization or employee representative or group of employees as the bargaining representative for any Business Employee;
(viii) except as expressly permitted under this Agreement (A) change the duties of any (y) Business Employee such that he or she is no longer a Business Employee or (z) any other employee of Parent or its Affiliates such that he or she would become a Business Employee, or (B) transfer any (y) Business Employee out of the Transferred Entities or (z) employee who is not a Business Employee into the Transferred Entities;

(ix) enter into any waiver or release of any non-competition or material non-solicitation, nondisparagement, nondisclosure, non-interference, confidentiality, or other material restrictive covenant obligation of any Business Employee, Former Business Employee, or current or former individual non-employee service provider of any the Transferred Entities or the Business;
(x) settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to Parent, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the Business or any Transferred Entities;
(xi) amend its articles or certificate of incorporation, its bylaws or comparable governing documents of its Subsidiaries;
(xii) implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP;
(xiii) enter into any new material line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable Law, regulation or policies imposed by any Governmental Entity;
(xiv) other than the DRE Election, make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;
(xv) (A) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire for cash, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any securities of Parent or its Subsidiaries, except, in each case, subject to clause (B) below, dividends paid by any Subsidiaries of Parent to Parent or any of its wholly owned Subsidiaries; (B) pay or otherwise transfer any Cash that at the Closing would constitute Transferred Cash to (I) Parent Bank if the result of such payment or transfer is that such Cash would not constitute Transferred Cash at the Closing or (II) any third party if such payment or transfer relates exclusively or primarily to the Retained Businesses, except in the case of clause (B), in the ordinary course of business consistent with past practice or to the extent required by applicable Law; or (C) restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, in each case in any manner that could reasonably be expected to materially increase the amount of Cash required by applicable Law to be held or reserved by any member of the CommerceOne Group or the Retained Businesses;
(xvi) voluntarily fail to maintain, terminate, cancel or materially change coverage under any insurance policy of Parent or its Subsidiaries, or fail to pay premiums or report known claims under such insurance policies in a timely manner; or
(xvii) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 6.11.
Section 6.12 Directors’ and Officers’ Indemnification.
(a) For a period of six (6) years after the Closing, Purchaser and its Subsidiaries (including, after the Closing, the Transferred Entities) shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable Law) such persons are indemnified as of the date of this Agreement by Parent or any of its Subsidiaries pursuant to Parent’s certificate of incorporation, Parent’s bylaws, the governing or organizational documents of any Subsidiary of Parent and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.12(a) of the Parent Disclosure Schedule, each present and former director, officer or employee of any of the Transferred Entities and their Subsidiaries (in each case, when acting in such capacity) (collectively, the “Parent Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Closing, arising out of or pertaining to the fact that such person is or was a director, officer or employee of any of the Transferred Entities or any of their Subsidiaries and pertaining to matters or facts existing or occurring at or prior to the Closing, including the transactions contemplated by this Agreement; provided that in the case of advancement of expenses, any Parent Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Parent Indemnified Party is not entitled to indemnification.
(b) The provisions of this Section 6.12 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each Parent Indemnified Party and his or her heirs and representatives, each of whom shall be express third-party beneficiaries of this Section 6.12. If Purchaser or any of the Transferred Entities or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, Purchaser and the Transferred Entities will cause proper provision to be made so that the successors and assigns of Purchaser and the Transferred Entities will expressly assume the obligations set forth in this Section 6.12. The obligations of Purchaser and the Transferred Entities or any of its successors under this Section 6.12 shall not be terminated or modified after the Closing in a manner so as to adversely affect any Parent Indemnified Party or any other person entitled to the benefit of this Section 6.12 without the prior written consent of the affected Parent Indemnified Party or affected person.
(c) Parent shall obtain at or prior to the Merger Effective Time a six (6)-year “tail” policy (the “Tail Policy”) under Parent’s existing directors’ and officers’ insurance policy providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured with respect to claims against the present and former officers and directors of Parent and any of its Subsidiaries arising from facts or events which occurred at or before the Closing; provided, however, that Parent shall not be obligated to expend an amount in excess of 300% of the current annual premium paid as of the date hereof by Parent for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Parent shall cause to be maintained policies of insurance which, in Parent’s good faith determination, provide the maximum coverage available at a premium equal to the Premium Cap.
Section 6.13 Background Licenses.
(a) Effective as of the Closing Date, New CommerceOne, on behalf of itself and the CommerceOne Group, hereby grants to Purchaser and the Transferred Entities a non-exclusive, non-transferable (except as set forth in Section 6.13(c)), non-sublicensable (except as set forth in Section 6.13(d)), royalty-free, fully paid-up, perpetual, irrevocable, worldwide license to or under all Intellectual Property (excluding Marks, domain names and social media handles) owned by any member of the CommerceOne Group as of the Closing that is used or practiced in the conduct of the Business as of the Closing, solely to operate the Business (including to make, have made, sell, offer to sell, import, copy, reproduce, perform, display, distribute, practice, make derivative works of, and otherwise use and exploit the products and services of the Business) and natural evolutions thereof.
(b) Effective as of the Closing Date, Purchaser, on behalf of itself and the Transferred Entities, hereby grants to the CommerceOne Group a non-exclusive, non-transferable (except as set forth in Section 6.13(c)), non-sublicensable (except as set forth in Section 6.13(d)), royalty-free, fully paid-up, perpetual, irrevocable, worldwide license to or under all Transferred Intellectual Property (excluding Marks, domain names and social media handles) used or practiced in the conduct of any Retained Businesses as of the Closing, solely to operate any Retained Businesses (including to make, have made, sell, offer to sell, import, copy, reproduce, perform, display, distribute, practice, make derivative works of, and otherwise use and exploit the products and services of any Retained Businesses) and natural evolutions thereof.

(c) Each of Purchaser (and the Transferred Entities) and the CommerceOne Group, as licensees of the rights granted under Section 6.13(a) and Section 6.13(b), respectively, may assign its rights or delegate its obligations under this Section 6.13, in whole or in part (i) to a Person, including an Affiliate, that acquires all or any material portion of the business to which the license relates (including by operation of Law, merger, reorganization, acquisition, sale or otherwise), or (ii) to an acquiror in connection with any sale, divestiture or spin-off of all or substantially all of the assets of the business to which the license relates.
(d) Each of Purchaser (and the Transferred Entities) and the CommerceOne Group, as licensees, may sublicense the rights granted to it under Section 6.13(a) or Section 6.13(b), respectively, to (i) their respective Affiliates (only for the period that such entities remain Affiliates), (ii) third party service providers solely for the purpose of providing products or services to or on behalf of the Purchaser or Transferred Entities or the CommerceOne Group, as applicable, in furtherance of their respective businesses (i.e., with respect to Purchaser and the Transferred Entities, the Business (and its natural evolutions)), and with respect to the CommerceOne Group, the Retained Businesses (and their natural evolutions) in the ordinary course, and (iii) to customers and end-users of the services of the Purchaser or Transferred Entities or the CommerceOne Group, solely for their use of products or services provided as part of their respective businesses (i.e., with respect to Purchaser and the Transferred Entities, the Business (and its natural evolutions), and with respect to the CommerceOne Group, the Retained Businesses (and their natural evolutions)) in the ordinary course.
Section 6.14 Transitional Trademark License. Effective as of the Closing Date, Purchaser, on behalf of itself and the Transferred Entities, hereby grants to the CommerceOne Group, for a transitional period of up to eighteen (18) months immediately following the Closing (or, solely to the extent reasonably necessary due to regulatory requirements or other obligations under applicable Law, such longer period as reasonably necessary in accordance therewith, not to exceed an additional twelve (12) months) a worldwide, royalty-free, non-transferable, non-exclusive, license to continue to use and display the Marks constituting Transferred Intellectual Property and used in any Retained Business as of the Closing Date (“Transitional Marks”), solely for the continued operation of the Retained Businesses in a manner reasonably consistent with the CommerceOne Group’s use and display of the Marks prior to the Closing Date. The CommerceOne Group may sublicense the rights granted in this Section 6.14 to the other members of the CommerceOne Group, together with its and their authorized distributors, vendors, subcontractors, and resellers acting on behalf of the CommerceOne Group, solely for the purposes permitted under this Section 6.14 provided that the CommerceOne Group shall ensure that any sublicensee shall agree that its use of the Transitional Marks is subject to this Section 6.14. CommerceOne Group shall remain responsible for the compliance and the acts or omissions of any sublicensee, and a breach of this Section 6.14 by a sublicensee shall be deemed to constitute a breach by the CommerceOne Group. All use of the Transitional Marks by the CommerceOne Group, and CommerceOne Group will use commercially reasonable efforts to ensure that the use of the Transitional Marks by any sublicensee, shall be consistent with the standards of and reputation for quality in effect for the use of the Transitional Marks prior to the date hereof. Without in any way limiting the foregoing, CommerceOne Group shall, at its sole expense, use the Transitional Marks in a manner that complies in all material respects with all applicable Laws pertaining to the Retained Businesses. CommerceOne Group shall not take any action that it should reasonably know would be detrimental to the value of the Transitional Marks or to the rights of Purchaser and the Transferred Entities in and to the Transitional Marks. Any and all goodwill arising from the CommerceOne Group’s or any of their sublicensees’ use of the Transitional Marks as permitted in this Section 6.14 shall inure solely to the benefit of the applicable Transferred Entities that own the applicable Transitional Marks.
Section 6.15 Transition Services Agreement. Attached hereto as Exhibit A are the terms of the Transition Services Agreement excluding the schedules thereto (such excluded schedules, the “TSA Schedules”), to be entered into between Purchaser and New CommerceOne, or their respective Affiliates, on the Closing Date. In connection with the foregoing, between the date hereof and the Closing Date, Parent, Purchaser and New CommerceOne will cooperate reasonably and in good faith to finalize the scope and other terms of the services to be provided pursuant to the Transition Services Agreement and the TSA Schedules.
Section 6.16 Master Services Agreement. Attached hereto as Exhibit B are the terms of the Master Services Agreement excluding the schedules thereto (such excluded schedules, the “MSA Schedules”), to be entered into between Purchaser and New CommerceOne, or their respective Affiliates, on the Closing Date. In connection with the foregoing, between the date hereof and the Closing Date, Parent, Purchaser and New CommerceOne will cooperate reasonably and in good faith to finalize the scope and other terms of the services to be provided pursuant to the Master Services Agreement and the MSA Schedules, which terms will be consistent with Schedule V.
Section 6.17 Insurance. From and after the Closing, the CommerceOne Group shall cease to be insured by the current and historical insurance policies or programs of the Transferred Entities or by any of the current and historical self-insured programs of the Transferred Entities, and none of New CommerceOne, Parent Bank or their Affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any of their respective assets or Liabilities or of or arising from the operation of the Retained Business, in each case including with respect to all known and incurred but not reported claims; provided that the foregoing shall not apply to Parent’s and its Subsidiaries’ bank-owned life insurance policies. Notwithstanding the foregoing, following the Closing, with respect to events or circumstances to the extent relating to the Excluded Assets, the Excluded Liabilities or member of the CommerceOne Group or the Retained Businesses that occurred or existed at or prior to the Closing and are covered by third-party occurrence-based insurance policies of the Transferred Entities (the “Covered Insurance Policies”), Purchaser and Parent shall (and shall cause the applicable other Transferred Entities to) (i) use reasonable best efforts to cooperate with the applicable member of the CommerceOne Group to submit any claims under the Covered Insurance Policies and (ii) promptly remit to such member of the CommerceOne Group any amounts recovered by such Transferred Entity or any of its Affiliates in respect of any such covered claims under the Covered Insurance Policies. New CommerceOne shall indemnify, hold harmless and reimburse Parent or its applicable Affiliates for any deductibles or retentions of third party insurers as a result of any such claims or the member of the CommerceOne Group’s access to such Covered Insurance Policies following the Closing. Parent or its Affiliates may amend any insurance policies in the manner that Parent or its Affiliates deem appropriate to give effect to this Section 6.17; provided that Parent or its Affiliates shall not amend, modify, terminate or waive any coverage under any Covered Insurance Policies with respect to periods at or prior to the Closing in a manner that would impair coverage thereunder available for the covered claims or otherwise limit the rights of any member of the CommerceOne Group under this Section 6.17. Except as expressly provided in this Section 6.17, from and after the Closing, the CommerceOne Group shall be responsible for securing all insurance it considers appropriate for the Retained Business. Except as expressly provided in this Section 6.17, New CommerceOne further covenants and agrees that it will not, and will cause the members of the CommerceOne Group not to, seek to assert or exercise any rights or claims of Parent Bank or the Retained Business under or in respect of any such past or current insurance policy, program or self-insurance program of any Transferred Entity under which, at any time prior to Closing, Parent Bank or the Retained Business has been a named insured.
Section 6.18 Transaction Litigation. Prior to the earlier of the Closing and the valid termination of this Agreement, Parent shall control the defense of any litigation brought by stockholders of Parent against Parent and/or its officers and/or directors relating to the Sale Process, this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby (such litigation, “Transaction Litigation”); provided that Parent shall give Purchaser and New CommerceOne the opportunity to consult with Parent regarding the defense or settlement of any Transaction Litigation. Purchaser, New CommerceOne and Parent shall promptly provide the other parties with copies of all proceedings and correspondence relating to any Transaction Litigation. Following the Closing, Purchaser shall control the defense of any Transaction Litigation; provided that Purchaser shall give New CommerceOne the opportunity to consult with Purchaser regarding the defense or settlement of any Transaction Litigation. None of Parent, New CommerceOne or Purchaser shall settle any Transaction Litigation without the prior written consent of the other parties (which consent shall not be unreasonably withheld, conditioned or delayed, if, in connection with such settlement, (x) no equitable or injunctive relief is granted as part of such settlement and (y) to the extent such parties are named in such Transaction Litigation, such settlement includes an express, complete and unconditional release of New CommerceOne, Parent or Purchaser, as applicable, and its directors, officers, employees and agents with respect to all claims asserted in such Transaction Litigation to the extent applicable). Each of New CommerceOne, Parent and Purchaser shall, and shall cause their respective Subsidiaries and their and their respective Subsidiaries’ Representatives to, cooperate in the defense or settlement of any litigation contemplated by this Section 6.18.
Section 6.19 Certain Reimbursement Obligations. Parent, New CommerceOne and Purchaser agree that New CommerceOne shall bear and be responsible for (a) 50% of (i) the amount of the premium of the Tail

Policy, (ii) solely to the extent not paid by an insurance policy that constitutes a Business Asset, the Liabilities arising out of or related to the Actions set forth on Section 6.19(a)(ii) of the Parent Disclosure Schedule, (iii) the Parent Transaction Expenses and (iv) the Equity Award Tax Obligations (the amounts contemplated by clauses (i), (ii), (iii) and (iv), the “Shared Reimbursement Liabilities”) and (b) (i) solely to the extent not paid by an insurance policy that constitutes a Business Asset, the Liabilities arising out of or related to the matters set forth on Section 6.19(b)(i) of the Parent Disclosure Schedule (the amounts contemplated by clause (b)(i), the “Specified Liabilities”) and (ii) Equity Award Obligations (the amounts contemplated by clauses (a) and (b), the “New CommerceOne Reimbursement Obligations” ). Notwithstanding anything in this Agreement to the contrary, following the Closing, New CommerceOne shall reimburse Purchaser in cash for any amounts actually paid, whether prior to, at or following the Closing, by Parent or Purchaser (or their respective Affiliates) in respect of the New CommerceOne Reimbursement Obligations promptly upon (and, in any event, no later than two (2) Business Days following) receipt of demand therefor.
Section 6.20 Funding of Purchase Price. Purchaser shall fund the Purchase Price immediately prior to the Closing (as defined in the Merger Agreement) under the Merger Agreement.
ARTICLE VII

EMPLOYEE MATTERS COVENANTS
Section 7.1 Transferred Business Employees; Allocation of Liabilities.
(a) Prior to the Closing, Parent shall use reasonable efforts to transfer the employment of (i) each Business Employee who is not employed by a Transferred Entity to a Transferred Entity located in the same jurisdiction as the Business Employee is employed effective as of no later than immediately prior to the Closing Date, and (ii) any employee who is not a Business Employee but is employed by a Transferred Entity to Parent Bank.
(b) The parties intend that there shall be continuity of employment with respect to all Transferred Business Employees as set forth in this Section 7.1.
(c) Each individual who is not a Business Employee and who is employed by Parent Bank as of the Closing, following the application of the provisions of this Section 7.1, shall be referred to herein as a “Parent Bank Employee” and each Business Employee who is employed by a Transferred Entity as of the Closing, following the application of this Section 7.1, shall be referred to herein as a “Transferred Business Employee.”
Section 7.2 Terms and Conditions of Employment.
(a) With respect to each Transferred Business Employee, Purchaser shall provide or cause to be provided, for the one-year period commencing on the Closing Date (the “Continuation Period”), (i) the wage rate or cash salary level that is no less favorable than the wage rate or cash salary level in effect for such Transferred Business Employee immediately prior to the Closing, (ii) the same target cash incentive compensation opportunities in effect for such Transferred Business Employee immediately prior to the Closing, and (iii) other employee benefits (excluding equity and equity-based, long-term incentive compensation, severance, nonqualified deferred compensation, defined benefit pension and retiree health plan benefits and any retention, transaction or change in control bonuses) that are substantially comparable in the aggregate, than those provided to such Transferred Business Employee immediately prior to the Closing. Additionally, Purchaser agrees that each Transferred Business Employee shall, during the Continuation Period, be eligible for severance benefits on terms and in amounts that are no less favorable than the severance benefits for which such Transferred Business Employee was eligible immediately prior to the Merger Effective Time and with respect to Business Employees who are not party to an individual agreement under the plans listed on Section 7.2 of the Parent Disclosure Schedule.
(b) Purchaser agrees that the consummation of the Sale shall constitute a “change in control,” “change of control,” “corporate transaction” or term of similar import under each applicable Transferred Entity Benefit Plan.
Section 7.3 Service Credit. As of and after the Closing, Purchaser shall use reasonable best efforts to, or shall use reasonable best efforts to cause the applicable Transferred Entity to, give each Transferred Business Employee full credit for all purposes under (i) each employee benefit plan, policy or arrangement, and (ii) any other service-based or seniority-based entitlement, in each case maintained or made available for the benefit of Transferred Business Employees as of and after the Closing by Purchaser or any of its Affiliates, for such Transferred Business Employee’s service prior to the Closing with Parent and its applicable Affiliates (including the Transferred Entities) and their respective predecessors, to the same extent such service is recognized by Parent and its applicable Affiliates (including the Transferred Entities) immediately prior to the Closing; provided that such credit shall not be given to the extent that it would result in a duplication of benefits for the same period of service.
Section 7.4 Health Coverages. Purchaser shall cause each Transferred Business Employee (and his or her eligible dependents) that was covered by Transferred Entity Benefit Plan which is a group health plan (a “Transferred Entity Health Plan”) immediately prior to Closing to either (a) continue to be covered by the Transferred Entity Health Plan or (b) be covered by a group health plan that complies with the provisions of Section 7.2(a), as applicable, and does not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Business Employee or dependent (other than any limitation already in effect under the corresponding group health Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the Transferred Entity Health Plan. To the extent Purchaser maintains group health plans in which such Transferred Business Employee becomes eligible to participate for the first time following the Closing, Purchaser and its Affiliates shall use reasonable best efforts to provide such Transferred Business Employee full credit, for the first year of eligibility, for any deductible, co-payment or out-of-pocket expenses already incurred by the Transferred Business Employee under the applicable Transferred Entity Health Plan during such year for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Purchaser group health plans.
Section 7.5 Severance Indemnity. In the event that (a) a Business Employee does not, for any reason, continue employment with Purchaser or its Affiliates (including a Transferred Entity) at or after the Closing or (b) the Sale, or any action taken in order to effectuate the Sale, results in a Business Employee being deemed to have incurred a termination of employment despite such Business Employee’s continued employment with Purchaser or its Affiliates (including a Transferred Entity) at or after the Closing, which, in either case, results in any obligation, contingent or otherwise, of CommerceOne Group to pay any severance or other compensation or benefits to any Business Employee or any additional Liability incurred by CommerceOne Group in connection therewith, Purchaser shall, and shall cause its Affiliates to, reimburse and otherwise indemnify and hold harmless CommerceOne Group for all such severance and other compensation benefits and additional Liabilities.
Section 7.6 Accrued Vacation, Sick Leave and Personal Time. At and following the Closing, Purchaser shall recognize and honor all accrued and unused vacation, sick leave and other paid time off of each Transferred Business Employee in accordance with the terms of the applicable Transferred Entity Benefit Plan.
Section 7.7 Cash Incentive Compensation. Purchaser shall retain all Liabilities for any cash incentive compensation (including sales commissions, residual commissions and portfolio equity rights) payable under any Transferred Entity Benefit Plan, other than any Liability under any such Transferred Entity Benefit Plan with respect to a Parent Bank Employee, which Liability shall be assumed by CommerceOne Group as of the Closing and for which Purchaser and its Affiliates shall not have any Liability following the Closing.
Section 7.8 Long-Term Incentive Compensation.
(a) Effective as of the Closing, each outstanding restricted stock unit award in respect of common stock of Parent (“Parent Common Stock”) that is held by a Transferred Business Employee and is subject to one or more performance-based vesting conditions (each, a “Parent PSU Award”) will be treated as follows and paid in accordance with the terms and conditions set forth in the Merger Agreement:
(i) each unvested Parent PSU Award that was granted in calendar year 2025 shall fully vest, and be cancelled and converted automatically into the right to receive (without interest and less applicable tax withholdings, which withholding taxes shall be deducted from the cash payment to which the holder is entitled pursuant to Section 1.11(b) of the Merger Agreement) the Green Dot Merger Consideration (as defined in the Merger Agreement) in respect of each share of Parent Common Stock subject to such Parent PSU Award, determined by deeming any applicable performance-based vesting criteria applicable to such Parent PSU Award achieved at 150% of the target level of performance for the 2025 performance period applicable to the Parent RSU Award granted in 2025 and the target level of performance for each of the 2026 and 2027 performance periods (each such Parent PSU Award, a “Vesting PSU Award”); and
(ii) each unvested Parent PSU Award that is not a Vesting PSU Award shall be cancelled without any consideration to the holder of such Parent PSU Award.
(b) Effective as of the Closing, each outstanding restricted stock unit award in respect of Parent Common Stock that is held by a Transferred Business Employee and is subject to solely time-based vesting conditions (each, a “Parent RSU Award”) will be treated as follows in accordance with the applicable provisions in the Merger Agreement:
(i) each unvested Parent RSU Award that would otherwise vest in accordance with its terms on or before June 30, 2026, shall fully vest, and be cancelled and converted automatically into the right to receive (without interest and less applicable tax withholdings, which withholding taxes shall be deducted from the cash payment to which the holder is entitled pursuant to Section 1.11(d) of the Merger Agreement) the Green Dot Merger Consideration (as defined in the Merger Agreement) in respect of each share of Parent Common Stock subject to such Parent RSU Award (each such Parent RSU Award, a “Vesting RSU Award”); provided that, with respect to any Vesting RSU Award that constitutes nonqualified deferred compensation subject to Section 409A of Code, and that is not permitted to be paid at the Closing without the application a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the Stock Plan and applicable award agreement that will not result in the application of a Tax or penalty under Section 409A of the Code; and
(ii) each unvested Parent RSU Award that is not a Vesting RSU Award shall be cancelled without any consideration to the holder of such Parent RSU Award.
(c) Notwithstanding anything herein to the contrary, to the extent that any such Parent RSU Award would by its terms, vest solely as a result of the Sale or occurrence of the Merger Effective Time, then such Parent RSU Award shall be treated in accordance with the terms of the Merger Agreement.
(d) Purchaser shall indemnify, defend and hold harmless CommerceOne Group from and against all obligations and other Liabilities (including Liabilities for Taxes) arising out of the forfeiture of, or relating to, each Parent PSU Award and Parent RSU Award, other than CommerceOne Group’s obligation to deliver shares of common stock of New CommerceOne pursuant to the Merger Agreement in respect of the Vesting PSU Awards and Vesting RSU Awards and 50% of the Equity Award Tax Obligations. CommerceOne Group shall indemnify, defend and hold harmless Purchaser from and against all obligations and other Liabilities (including Liabilities for Taxes) arising out of the forfeiture of, or relating to, each outstanding restricted stock unit award in respect of Parent Common Stock that is held by any individual other than a Business Employee.
Section 7.9 Management Incentive Plan. Following the Closing, Purchaser shall establish, or shall cause an Affiliate of Purchaser to establish, a management incentive plan providing for awards representing, in the aggregate, five percent (5%) of the fully diluted equity of the Business (the “MIP”). Participants in the MIP will include certain Transferred Business Employees, with allocations of awards under the MIP to be made by Smith Ventures in its sole discretion.
Section 7.10 Retention Program. Purchaser shall retain or assume all Liabilities and obligations in respect of the Retention Program set forth on Section 7.10 of the Parent Disclosure Schedule.
Section 7.11 Bank Benefit Plans; Transferred Entity Benefit Plans. Effective as of the Closing, the active participation of any Parent Bank Employees (and their spouses and dependents) in a Transferred Entity Benefit Plan will cease due to such Parent Bank Employees no longer being employed by an entity that is a participating employer in such plans and, to the extent necessary, Parent shall cause Parent Bank to be removed as a participating employer in any Transferred Entity Benefit Plan that lists Parent Bank as a participating employer. Except as otherwise expressly provided in this Article VII, Purchaser shall not assume any obligations under, or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts, or related obligations pertaining to, any Bank Benefit Plan. As of the Closing, except as otherwise expressly provided in this Article VII, Purchaser and its Affiliates shall assume or retain, or cause the Transferred Entities to assume or retain, as the case may be, sponsorship of, and all Liabilities and other obligations with respect to, the Transferred Entity Benefit Plans, and CommerceOne Group shall not assume or retain any Liabilities or obligations with respect to such Transferred Entity Benefit Plans.
Section 7.12 Business Employee Disclosure; Labor Obligations.
(a) At least thirty (30) days prior to the Closing, Parent shall provide Purchaser with a Business Employee List.
(b) Prior to the Closing Date, Parent and Purchaser shall cooperate in good faith to determine the allocation of employees and individual independent contractors between the Business and the Retained Businesses. In connection with such allocation, Parent and Purchaser shall jointly identify employees and individual independent contractor whose duties support the Business and the Retained Businesses (the “Shared Service Providers” ), and shall allocate such Shared Service Providers in a manner that ensures, to the extent reasonably practicable and taking into account all applicable compliance standards and regulatory requirements, the continued adequate operation of the Business and the Retained Businesses following the Closing. Notwithstanding anything in this Section 7.12 to the contrary, Parent shall not be required to take any action, or to refrain from taking any action, that would reasonably be expected to jeopardize the safety or soundness of the Retained Businesses. Parent shall provide Purchaser with any updates to the Business Employee List to reflect any Shared Service Providers allocated to the Business in accordance with the foregoing sentence.
(c) Prior to the Closing, Parent shall cause its respective Affiliate to effectuate the termination of each employee and consultant dedicated to the Business and located in China in compliance with applicable Law, and shall, to the fullest extent permitted under applicable Law, fully and timely pay to each such employee and consultant all compensation (including resulting from their termination) due and owing as of or prior to the Closing Date under applicable Law or Contract. Purchaser, Parent and their respective Affiliates, as applicable (including the Transferred Entities), shall cooperate to satisfy any notice, information, consultation, consent or bargaining obligations to any employee or any labor union, works council or other labor organization or employee representative, which is representing any employee dedicated to the Business, or any applicable labor tribunal, in connection with the transactions contemplated by this Agreement.
Section 7.13 No Third Party Beneficiaries. Without limiting the generality of Section 12.5, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Bank Benefit Plan, Transferred Entity Benefit Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by Parent, any Transferred Entity, Purchaser or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates from terminating any Transferred Entity Benefit Plan or any other benefit plan in accordance with its terms, (c) prevent Purchaser or its Affiliates, on or after the Closing Date, from terminating the employment of any Transferred Business Employee, or (d) except as set forth in Section 12.5, confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of Parent, any Transferred Entity, Purchaser or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.
ARTICLE VIII

TAX MATTERS
Section 8.1 Cooperation and Exchange of Information.
(a) Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other party to this Agreement such cooperation, documentation and information as either of them reasonably may request in (i) preparing or filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a Liability for Taxes or a right to refund of Taxes or (iii) participating in any Tax Proceeding, in each case in respect of a Taxable period (or portion thereof) prior to the Closing and relating to the Transferred Entities and the Business Assets. Such cooperation and information shall include, to the extent reasonably required in connection with the foregoing and, in the case of documentation and information, to the extent the requested party has in its possession or can obtain without commercially unreasonable effort, providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information.
(b) Notwithstanding anything to the contrary in this Agreement, in no event shall Purchaser or any of its Affiliates be entitled to receive or view any Tax Return of (A) New CommerceOne or any of its Affiliates (other than the Transferred Entities) or (B) any consolidated, affiliated, fiscal, loss sharing, combined or similar group of which any member of the CommerceOne Group is a member (the “CommerceOne Consolidated Group”).
Section 8.2 Tax Sharing Agreements. On or before the Closing Date, the rights and obligations of the Transferred Entities pursuant to all Tax sharing agreements or arrangements (whether written or otherwise and other than this Agreement), if any, to which any of the Transferred Entities, on the one hand, and any member of the CommerceOne Group, on the other hand, are parties, shall terminate, and neither any member of the CommerceOne Group, on the one hand, nor any of the Transferred Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements.
Section 8.3 Tax Treatment of Payments. Except to the extent otherwise required by applicable Law, New CommerceOne, Purchaser, the Transferred Entities and their respective Affiliates shall treat any and all indemnification payments under this Agreement (pursuant to Article XI or otherwise) as an adjustment to the purchase price for Tax purposes.
Section 8.4 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, New CommerceOne and Purchaser shall each be responsible for one-half of any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement (“Transfer Taxes”). The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party. New CommerceOne and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes; provided that, notwithstanding any of the foregoing, neither New CommerceOne nor any of its Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if New CommerceOne determines in its sole discretion that the filing of such claim or any related action would have an adverse effect on New CommerceOne or any of its Affiliates.
Section 8.5 Post-Closing Actions. Purchaser shall not, and shall cause its Affiliates (including, after the Closing, the Transferred Entities) not to, (a) make any election with respect to any Transferred Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3 and any election under Section 338 or 336 of the Code), or change any method of Tax accounting or any Tax accounting period of any Transferred Entity, which election or change would be effective on or prior to the Closing Date or (b) take any action or engage in any transaction on the Closing Date after the Closing (other than in the ordinary course of business or otherwise contemplated by this Agreement) that would reasonably be expected to increase any liability of New CommerceOne or its Affiliates for Taxes.
Section 8.6 Purchase Price Allocation.
(a) The parties hereto acknowledge that, because each Transferred Entity will be classified as a disregarded entity for U.S. federal income tax purposes immediately prior to the Sale (after giving effect to the Conversion, the Distribution and the DRE Election), the Sale will be treated for U.S. federal (and any applicable state or local) income tax purposes as a purchase and sale of the Business Assets and the assets of the Transferred Entities. Within seventy-five (75) days after the Closing Date, New CommerceOne shall deliver a proposed allocation that provides the manner in which the Purchase Price (together with such other amounts, such as liabilities relating thereto, properly taken into account as purchase price under the Code) shall be allocated among the Business Assets and the assets of the Transferred Entities, which allocations shall be made in accordance with Section 1060 of the Code and the applicable Treasury Regulations and, to the extent not inconsistent therewith, any other applicable Tax Law (the “Proposed Allocation”). Purchaser may, within 20 days of receipt of such Proposed Allocation, provide any reasonable objections, in writing, to New CommerceOne, and New CommerceOne and Purchaser shall use reasonable best efforts to resolve any differences between them within 15 days of New CommerceOne’s receipt of any such objections by Purchaser. In the event that an agreement cannot be reached, each of Purchaser and New CommerceOne shall be responsible for its own determinations of the proper allocation of the Purchase Price (together with such other amounts, such as liabilities relating thereto, properly taken into account as purchase price under the Code).
(b) Any allocation agreed to between New CommerceOne and Purchaser shall be binding upon New CommerceOne and Purchaser and their respective Affiliates. New CommerceOne and Purchaser agree that they shall not, and shall not permit any of their respective Affiliates to, take a position (unless required by a final determination within the meaning of Section 1313(a) of the Code or any similar state, local or non-U.S. law) on any Tax Return or in any Tax audit or examination before any Governmental Entity that is in any way inconsistent with such agreed allocation.
(c) Purchaser and New CommerceOne shall promptly inform each other of any challenge by any Governmental Entity to any allocation made pursuant to this Section 8.6 and shall consult with and keep each other informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.
Section 8.7 DRE Election. Prior to the Closing, Santa Barbara Tax Products Group, LLC shall elect (on IRS Form 8832) to be classified as a disregarded entity for U.S. federal income tax purposes, with an effective date at least one day prior to the Closing Date (the “DRE Election”).
ARTICLE IX

CONDITIONS TO OBLIGATIONS TO CLOSE
Section 9.1 Conditions to Obligation of Each Party to Close. The respective obligations of each party to effect the Closing shall be subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and Purchaser at or prior to the Closing of the following conditions:
(a) HSR Clearance. The waiting period applicable to the consummation of the Closing under the HSR Act shall have expired or been terminated.
(b) No Injunctions. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Closing or any of the transactions contemplated by this Agreement shall be in effect and no law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Closing or any of the transactions contemplated by this Agreement (a “Legal Restraint”).
(c) Merger Agreement. Each of the conditions set forth in Article VII of the Merger Agreement shall have been satisfied or waived, other than the condition in Section 7.1(f) thereof (and other than those conditions under the Merger Agreement that by their nature are to be satisfied on the Closing Date (as defined in the Merger Agreement), provided that such conditions would be satisfied if the Closing (as defined in the Merger Agreement) were then to occur, and those conditions that have been waived in accordance with the Merger Agreement).
(d) Stockholder Approval. The transactions contemplated by this Agreement shall have been adopted by the stockholders of Parent by the Requisite Parent Vote.
Section 9.2 Conditions to Purchaser’s Obligation to Close. In addition to the conditions set forth in Section 9.1, Purchaser’s obligation to effect the Closing shall be subject to the satisfaction or waiver by Purchaser at or prior to the Closing of the following additional conditions:
(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in Section 3.1, Section 3.3 and Section 3.7 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, only as of such date), (ii) the representations and warranties of Parent set forth in Section 3.2 shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, only as of such date)

and (iii) each of the other representations and warranties of Parent contained in Article III shall, without giving effect to any materiality or “Business Material Adverse Effect” qualifications therein, be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, only as of such date), except in the case of this clause (iii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.
(b) Covenants and Agreements. Subject to Section 6.10(g), the covenants and agreements of Parent to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.
(c) Absence of Certain Events. Since the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Business Material Adverse Effect.
(d) Officer’s Certificate. Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been satisfied.
Section 9.3 Conditions to Parent’s Obligation to Close. In addition to the conditions set forth in Section 9.1, the obligations of Parent to effect the Closing shall be subject to the satisfaction or waiver by Parent at or prior to the Closing of the following additional conditions:
(a) Representations and Warranties. (i) The representations and warranties of Purchaser set forth in Section 4.1, Section 4.2 and Section 4.5 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, only as of such date) and (ii) each of the other representations and warranties of Purchaser contained in Article IV shall, without giving effect to any materiality or “Purchaser Material Adverse Effect” qualifications therein, be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date (or, in the case of representations and warranties that are made as of a specific date, only as of such date), except in the case of this clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
(b) Covenants and Agreements. The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.
(c) Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 9.3(a) and Section 9.3(b) have been satisfied.
Section 9.4 Frustration of Closing Conditions. Neither Purchaser nor Parent may rely as a basis for terminating this Agreement on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement, including Section 6.3.
ARTICLE X

TERMINATION
Section 10.1 Termination. Notwithstanding anything to the contrary in this Agreement, this Agreement will be automatically terminated and the transactions contemplated by this Agreement abandoned if the Merger Agreement is terminated prior to the completion of the Mergers. In addition, this Agreement may be terminated at any time prior to the Closing:
(a) by mutual written consent of Parent and Purchaser; or

(b) by either Parent or by Purchaser, if:
(i) if the Closing shall not have been consummated on or before November 23, 2026 (the “Termination Date”); provided that (i) if on such date, any of the conditions to the Closing set forth in (A) Section 9.1(a), (B) Section 9.1(b) (to the extent related to a matter set forth in Section 9.1(a)), (C) Section 9.1(c) (to the extent related to a matter set forth in Sections 7.1(a), 7.1(b), 7.1(c), 7.1(d) or 7.(e) of the Merger Agreement (in the case of Sections 7.1(a) or 7.1(b) of the Merger Agreement, to the extent related to a failure of Section 7.1(d) of the Merger Agreement to have been satisfied, and in the case of Section 7.1(e) of the Merger Agreement, to the extent related to a matter set forth in Section 7.1(c) of the Merger Agreement)) or (D) Section 9.1(d) (to the extent related to a failure of Section 7.1(d) of the Merger Agreement to have been satisfied) shall not have been satisfied or waived on or prior to such date, but all other conditions set forth in Article IX shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date), then the Termination Date shall be automatically extended to February 23, 2027, and such date shall become the Termination Date for purposes of this Agreement; (ii) if all the conditions set forth in Article IX are satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, shall then be capable of being satisfied if the Closing were to take place on such date) on a date that occurs on or prior to the Termination Date but the Closing would thereafter occur in accordance with Section 2.2(a) on a date (the “Specified Date”) after the Termination Date, then the Termination Date shall automatically be extended to such Specified Date and the Specified Date shall become the Termination Date for all purposes of this Agreement; and (iii) the right to terminate this Agreement pursuant to this Section 10.1(b)(i) shall not be available to a party if the failure of the Closing to have been consummated on or before the Termination Date was caused by the failure of such party to perform any of its obligations under this Agreement;
(ii) Parent (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Parent) shall have materially breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 9.2(a), Section 9.2(b), Section 9.3(a) or Section 9.3(b), as applicable, and (B) has not been cured prior to the earlier of (1) the Termination Date or (2) the date that is thirty (30) days from the date that the breaching or non-performing party is notified in writing by the other party of such breach or failure to perform, which notice shall state the party’s intention to terminate this Agreement pursuant to this Section 10.1(b)(ii) and the basis for such termination; provided that the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to any party to this Agreement if such party shall have materially breached or failed to perform any of its covenants or agreements contained in this Agreement;
(iii) any Legal Restraint permanently enjoining or prohibiting consummation of the Closing shall be in effect and shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 10.1(b)(iii) shall not be available to any party to this Agreement whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, any such Legal Restraint; or
(iv) if the Requisite Parent Vote shall not have been obtained upon a vote taken thereon at a meeting of Parent stockholders duly convened therefor or at any adjournment or postponement thereof; or
(c) by Parent, if (i) all of the conditions in Section 9.1 and Section 9.2 (other than those conditions that by their nature are to be satisfied on the Closing Date, but which are capable of being satisfied if the Closing were to occur) have been satisfied or waived in writing, (ii) Parent has notified Purchaser in writing at least two (2) Business Days prior to such termination that Parent is ready, willing and able to consummate the Closing and the transactions contemplated by the Merger Agreement and (iii) Purchaser has failed to consummate the Closing within two (2) Business Days after the giving of such notice by Parent pursuant to the preceding clause (ii).

In the event of termination by Parent or Purchaser pursuant to this Section 10.1, written notice of such termination shall be given by the terminating party to the other party.
Section 10.2 Effect of Termination.
(a) In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 10.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any party to this Agreement or its Affiliates or its or their respective officers, directors, equity holders employees and agents, except as set forth in the Confidentiality Agreements; provided that termination of this Agreement shall not relieve any party hereto from Liability for Fraud or willful and material breach of this Agreement. Notwithstanding anything to the contrary contained herein, the provisions of Section 6.2, the second sentence of Section 6.3(e), the last sentence of Section 6.10(d) and Section 6.10(f), Article XII (General Provisions) and this Section 10.2 shall survive any termination of this Agreement. For purposes of this Agreement, “willful and material breach” means a willful and material breach of this Agreement that is the consequence of an intentional act or intentional failure to act by a party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.
(b) Purchaser shall pay (or cause to be paid) to Parent (or its designee) $40,000,000 (the “Purchaser Termination Fee”) if Parent terminates this Agreement pursuant to Section 10.1(b)(ii) or Section 10.1(c) (or if this Agreement is terminated pursuant to another provision of Section 10.1 (including the first sentence thereof) at a time when this Agreement is terminable by Parent pursuant to Section 10.1(b)(ii) or Section 10.1(c)). Any fee due under this Section 10.2(b) shall be paid by wire transfer to the account specified in writing by Parent of same-day funds within two (2) Business Days after such termination.
(c) If Purchaser fails to promptly pay any amount when due pursuant to this Section 10.2, then Purchaser will reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such amounts and the enforcement by Parent of its rights under this Section 10.2 within two (2) Business Days after Parent provides Purchaser with a notice of such amounts. In addition, if Purchaser fails to promptly pay any amount when due pursuant to this Section 10.2, Purchaser shall pay or cause to be paid to Parent (or its designee) the amount due, together with interest accruing daily on such amount at an annual rate equal to ten percent (10%) from the date on which such payment was due.
(d) Each of the parties acknowledges that (i) the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, the parties would not enter into this Agreement. The parties acknowledge and hereby agree that the Purchaser Termination Fee if, as and when required to be paid pursuant to this Section 10.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Closing, which amount would otherwise be impossible to calculate with precision. In no event shall Purchaser be required to pay to Parent (or its designee) more than one Purchaser Termination Fee pursuant to this Agreement.
(e) Subject to Section 10.2(a), Section 10.2(c) and the last sentence of this Section 10.2(e), and except as provided in Section 6.2, the second sentence of Section 6.3(e), the last sentence of Section 6.10(d), Section 6.10(f) and Section 10.2(b), and without limitation of any provision of the Merger Agreement, in a circumstance in which Parent effects a termination of this Agreement described in Section 10.2(b) and the Purchaser Termination Fee is paid in full when due pursuant to Section 10.2(b), (i) the Purchaser Termination Fee shall be the sole and exclusive remedy of Parent against Purchaser, the Equity Investors, the parties to the Commitment Letters and all other Financing Parties and any of their respective and any of its former, current or future general or limited partners, equityholders, managers, officers, directors, employees, agents, members, managers, attorneys or other representatives (collectively, the “Purchaser Related Parties”) for any loss suffered as a result of, relating to or arising out of such termination, this Agreement, the Limited Guaranty, the Commitment Letters, the Ancillary Agreements, the Debt Financing and the transactions contemplated hereby or thereby, including any breach of this Agreement by Purchaser, the termination of this Agreement or the failure to consummate the transactions contemplated hereby, and

(ii) none of the Purchaser Related Parties shall have any further Liability or obligation to Parent or any of its Affiliates as a result of, relating to or arising out of this Agreement, the Limited Guaranty, the Commitment Letters, the Ancillary Agreement, the Debt Financing or the transactions contemplated hereby or thereby, or any claims or actions arising out of any breach of this Agreement by Purchaser, the termination of this Agreement or the failure to consummate the transactions contemplated hereby. For the avoidance of doubt, nothing in this Section 10.2(e) shall limit (w) any remedies of Parent prior to such termination, including specific performance pursuant to Section 12.12, (x) any remedies of Parent under the Merger Agreement, (y) any of Purchaser’s or its Affiliates’ obligations under or remedies available to Parent or its Affiliates with respect to the Confidentiality Agreements, whether in equity or at law, in contract, tort or otherwise or (z) any rights or remedies of Parent under the Equity Commitment Letter or the Limited Guaranty.
ARTICLE XI

INDEMNIFICATION
Section 11.1 Survival of Representations, Warranties, Covenants and Agreements.
(a) The representations and warranties of Parent, Purchaser and New CommerceOne contained in this Agreement and in any certificate delivered hereunder shall not survive the Closing and shall terminate at the Closing. The covenants and other agreements contained in this Agreement that are to be performed prior to the Closing shall not survive the Closing and shall terminate at the Closing. The covenants and agreements contained in this Agreement that are to be performed at or after the Closing shall survive the Closing until fully performed in accordance with their respective terms.
(b) Purchaser (on behalf of itself, its Affiliates (including, from and after the Closing, the Transferred Entities) and its and its Affiliates’ respective officers, directors, equity holders, employees, managers, agents and representatives and each of the successors and permitted assigns of the foregoing) (collectively, the “Purchaser Parties”) agrees that, to the fullest extent permitted by applicable Law, from and after the Closing, under no circumstances, other than instances of Fraud, will New CommerceOne, any of its Affiliates or any of New CommerceOne’s or any of its Affiliates’ respective officers, directors, equity holders, employees, managers, agents and representatives or successors or permitted assigns of the foregoing, including the officers, directors, equityholders, employees, managers, agents and representatives or their successors or permitted assigns of Parent and its Subsidiaries at or prior to the Closing (collectively, the “CommerceOne Parties”) have any Liability to any of the Purchaser Parties for any Losses relating to or arising from any actual or alleged breach of any representation or warranty or any covenant or agreement set forth in this Agreement to have been performed by its terms prior to the Closing (or any certificate delivered hereunder) or in connection with the transactions contemplated by this Agreement or the Merger Agreement, including by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties, covenants or obligations set forth in this Agreement, any certificate, instrument, opinion or other documents delivered hereunder, the subject matter of this Agreement, the ownership, operation, management, use or control of the Business or any of the Transferred Entities prior to the Closing, any of their respective assets, or any actions or omissions prior to the Closing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law. From and after the Closing, Purchaser (on behalf of the Purchaser Parties) hereby waives, to the fullest extent permitted by Law, any and all rights, claims and causes of action against, and shall have no recourse of any kind to, the CommerceOne Parties under any theory of law or equity, including under any control person liability theory, for any action or inaction of any of the Transferred Entities or the Business, or their respective Affiliates, officers, directors, equity holders, managers, employees, agents, or representatives, in each case prior to the Closing. Notwithstanding the foregoing, nothing in this Section 11.1(b) shall limit or release New CommerceOne from: (i) obligations under the Ancillary Agreements, (ii) breaches of covenants to be performed at or after Closing, (iii) Fraud, or (iv) specific indemnification obligations in Section 11.2.
Section 11.2 Indemnification by New CommerceOne. Subject to the provisions of this Article XI, effective as of and after the Closing, New CommerceOne shall indemnify and hold harmless the Purchaser Parties, from and against any and all Losses incurred or suffered by any of the Purchaser Parties to the extent arising out of or resulting from (a) any breach of any covenant or agreement of New CommerceOne contained in this Agreement to the extent to be performed at or after the Closing or (b) any Excluded Liabilities.
Section 11.3 Indemnification by Purchaser. Subject to the provisions of this Article XI, effective as of and after the Closing, Purchaser and the Transferred Entities shall indemnify and hold harmless the CommerceOne Parties from and against any and all Losses incurred or suffered by any of the CommerceOne Parties to the extent arising out of or resulting from (a) any breach of any covenant or agreement of Purchaser contained in this Agreement to the extent to be performed at or after the Closing or (b) any Business Liabilities.
Section 11.4 Indemnification Procedures.
(a) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”); provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article XI except to the extent the Indemnifying Party is prejudiced by such failure, it being agreed that any such notice must describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand, matter or circumstance, the provisions of this Agreement pursuant to which indemnification may be sought and an estimate of the Indemnified Party’s Losses and must be delivered prior to the expiration of any applicable survival period specified in Section 11.1.
(b) Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 11.2 or Section 11.3, the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within thirty (30) Business Days of the receipt of notice of such Third Party Claim or such shorter period as set forth in the notice of a Third Party Claim as may be required by court proceeding in the event of a litigated matter, to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided, however, that an Indemnifying Party shall not have the right to assume and control the defense of any criminal action or regulatory action brought by a Governmental Entity that seeks material non-monetary relief. If the Indemnifying Party does not assume (or is not entitled to assume) the defense and control of any Third Party Claim pursuant to this Section 11.4(b), the Indemnified Party shall be entitled to assume and control such defense (it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by the Indemnified Party’s assumption of the defense of such Third Party Claim), but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants at its expense. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnifying Party agrees to keep the Indemnified Party informed regarding the defense or settlement of such Third Party Claim and to consider in good faith any suggestions made by the Indemnified Party regarding the defense or settlement of such Third Party Claim. Purchaser or New CommerceOne, as the case may be, shall, and shall cause each of their Affiliates and representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim. If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided that such settlement or judgment does not involve any injunctive relief or finding, admission of any violation of Law or admission of any wrongdoing by any Indemnified Party or impose any obligation on the Indemnified Party and the Indemnifying Party shall pay or cause to be paid all amounts in such settlement or judgment. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed).

(c) Notwithstanding anything to the contrary in this Agreement (including Section 11.4(b)), the CommerceOne Group shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates (including the Transferred Entities) will be entitled to participate in, any Tax Proceeding with respect to any Tax Return of (A) the CommerceOne Group or (B) the CommerceOne Consolidated Group.
Section 11.5 Exclusive Remedy. Except with respect to Fraud or for the parties’ right to seek and obtain any equitable relief pursuant to Section 12.12, Purchaser, New CommerceOne and Parent acknowledge and agree that, except in the case of Fraud or with respect to claims under the Ancillary Agreements (which shall be governed exclusively by such Ancillary Agreements), following the Closing, the indemnification provisions of Sections 11.2 and 11.3 shall be the sole and exclusive remedies of Parent, New CommerceOne and Purchaser (and the CommerceOne Parties and Purchaser Parties, respectively) for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that any of them may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any party or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement. In furtherance of the foregoing, from and after the Closing, each of Purchaser, New CommerceOne and Parent, on behalf of themselves and the Purchaser Parties and CommerceOne Parties, respectively, waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against Parent, New CommerceOne or any of the CommerceOne Parties or Purchaser or any of the Purchaser Parties, as the case may be, as a result of or in connection with this Agreement, the Sale or the other transactions contemplated by this Agreement, whether arising under or based upon breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise. Without limiting the generality of the foregoing, Purchaser hereby irrevocably waives any right of rescission it may otherwise have or to which it may become entitled.
Section 11.6 Additional Indemnification Provisions. With respect to each indemnification obligation contained in this Agreement, all Losses shall be reduced by the amount of any third-party insurance, or other indemnity or reimbursement proceeds to the extent that such proceeds have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification, net of the expenses of recovery thereof, any deductible or any Taxes or other reasonable out-of-pocket costs incurred in collecting such amounts (it being agreed that if such proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent such reduction of the Losses would have reduced the Indemnifying Party’s indemnification obligations). Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article XI, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim, and the Indemnified Party shall assign any such rights to the Indemnifying Party. Each of the parties agrees to use, and to cause its Affiliates to use, its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.
Section 11.7 Limitation of Liability. In no event shall any Indemnifying Party have Liability to any Indemnified Party for, and Losses shall not be deemed to include, any consequential, special, incidental, exemplary, indirect, punitive or similar damages, or for any diminution in value damages measured as a multiple of earnings, revenue or any other similar performance metric, except for any such damages to the extent actually awarded and paid to a third party.

ARTICLE XII

GENERAL PROVISIONS
Section 12.1 Interpretation; Absence of Presumption.
(a) It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Parent Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Parent Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Parent Disclosure Schedule is or is not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect for purposes of this Agreement.
(b) For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms “Article,” “Section,” “paragraph,” “Exhibit” and “Schedule” are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, and references to the “date hereof” mean the date of this Agreement; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form (including e-mail); (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) Parent, New CommerceOne and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (x) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (xi) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xv) to the extent that this Agreement or any Ancillary Agreement requires an Affiliate or Subsidiary of any party to take or omit to take any action, such covenant or agreement includes the obligation of such party to cause such Affiliate or Subsidiary to take or omit to take such action; (xvi) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number; and (xvii) the word “extent” in the phrase “to the extent” will mean the degree to which a subject or other theory extends and such phrase will not mean “if.” If the Closing shall occur, notwithstanding anything in this Agreement to the contrary, any payment obligation of Purchaser hereunder shall be a joint and several obligation of Purchaser and the Transferred Entities. Any reference in this Agreement to a specified date shall mean 9:00 a.m. New York City time on such date, unless another time is specified. In the event of any conflict or inconsistency between the terms of this Agreement and any Ancillary Agreement (other than the Merger Agreement), this Agreement will control.

(c) Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Parent Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Parent Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent on its face.
Section 12.2 Headings; Definitions. The Section and Article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.
Section 12.3 Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.
(a) This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court; (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum; and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 12.8.
(b) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR THE ANCILLARY AGREEMENTS OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 12.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 12.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
Section 12.4 Entire Agreement. This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 12.5 No Third Party Beneficiaries. Except for Section 6.10(d), Section 6.12, Section 11.2, Section 11.3 and Section 12.16, in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof or thereof.
Section 12.6 Expenses. Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.
Section 12.7 Transfers Involving Parent Bank. Notwithstanding anything to the contrary in this Agreement, Parent Bank shall not be required to transfer any assets or assume any liabilities unless Parent Bank is permitted to do so under applicable Law.
Section 12.8 Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when given by email transmission (without receipt of a delivery failure notice), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)	If to Parent:

Green Dot Corporation
1675 N. Freedom Blvd (200 Green Dot) Building 1
Provo, Utah 84604
	Attention:	Amy Pugh
	Email:	[***]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
	Attention:	Edward D. Herlihy, Esq.
Matthew M. Guest, Esq.
Matthew T. Carpenter, Esq.
	Email:	[***]
[***]
[***]

(b)	If to Purchaser:

Green Dot OpCo, LLC
17 20th Street North, Suite 300
Birmingham, AL 35203
	Attention:	Bill Smith
Blake Davidson
	Email:	[***]
[***]

with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree Street, NE Suite 1600
Atlanta, GA 30309
	Attention:	Cal Smith
John Anderson
	Email:	[***]
[***]

(c)	If to New CommerceOne:

CommerceOne Financial Corporation
17 20th Street North, Suite 500
Birmingham, AL 35203
	Attention:	Kenneth Till
Alan Deer
	Email:	[***]
[***]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
	Attention:	H. Rodgin Cohen
Stephen M. Salley
	Email:	[***]
[***]

Section 12.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and assigns; provided that no party to this Agreement may directly or indirectly assign any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement. In the event that following the Closing Purchaser or any of its Affiliates transfers a material portion of its interest in the Business, the Purchased Interests, the LLC Interests or the Transferred Entities (directly, indirectly, by operation of Law or otherwise) to any of Purchaser’s Affiliates, such Affiliates shall expressly assume the Liabilities and obligations of Purchaser hereunder by executing a joinder to this Agreement acceptable to Parent; provided that any such transfer shall not relieve Purchaser of its Liabilities or obligations hereunder.
Section 12.10 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
Section 12.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 12.12 Specific Performance.
(a) The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, subject to Section 12.12(b), the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Without limiting the foregoing, subject to Section 12.12(b), Parent shall be entitled to specific performance (or any other equitable relief) to enforce Purchaser’s obligations under this Agreement and the Equity Commitment Letter to cause the Equity Financing to be funded, including by exercising its rights under the Equity Commitment Letter, and to cause Purchaser to consummate the Closing in accordance with the terms of this Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction. If, prior to the Termination Date, any party brings any Action in accordance with Section 12.3 to enforce specifically the performance of the terms and provisions hereof by any other party, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such action.
(b) Notwithstanding anything to the contrary in this Agreement, the right of Parent to obtain specific performance to cause Purchaser to draw down the Equity Financing under the Equity Commitment Letter or to consummate the Closing will be subject to the requirements that (i) all of the conditions in Section 9.1 and Section 9.2 (other than those conditions that by their nature are to be satisfied on the Closing Date, but which are capable of being satisfied) have been satisfied or waived; (ii) the Debt Financing (or any Alternative Financing in accordance with Section 6.10) has been funded or will be funded at the Closing if the Equity Financing is funded on the Closing Date; (iii) Parent has confirmed in a written notice to Purchaser that if specific performance is granted and the Equity Financing and Debt Financing (or any Alternative Financing in accordance with Section 6.10) are funded, then Parent is ready, willing and able to consummate the Closing; and (iv) Purchaser has failed to consummate the Closing by the date by which the Closing is supposed to have occurred pursuant to Section 2.2.
Section 12.13 Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.
(a) Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Transferred Entities, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of any member of the CommerceOne Group or any equity holder, officer, employee or director of any member of the CommerceOne Group (including any Person who was an equity holder, officer, employee or director of Parent and its Subsidiaries prior to the Closing) (any such Person, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, by any internal or external legal counsel currently representing Parent or any of its Affiliates or any other Designated Person in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Wachtell, Lipton, Rosen & Katz (any such representation, the “Current Representation”).
(b) Purchaser waives and will not assert, and agrees to cause its Affiliates, including, following the Closing, the Transferred Entities, to waive and not to assert, any attorney-client or other applicable legal privilege or protection with respect to any communication between any internal or external legal counsel and any Designated Person occurring during the Current Representation or in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser or its Affiliates (including, following the Closing, the Transferred Entities) (including in respect of any claim for indemnification by any Purchaser Party), it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by the CommerceOne Group and that the CommerceOne Group, and not Purchaser, its Affiliates or the Transferred Entities, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection. Accordingly, from and after Closing, none of Purchaser or its Affiliates, including, following the Closing, the Transferred Entities, shall have any access to any such communications or to the files of the Current Representation, all of which shall be and remain the property of the CommerceOne Group and not of Purchaser, its Affiliates or the Transferred Entities, or to internal counsel relating to such engagement, and none of Purchaser or its Affiliates, including, following the Closing, the Transferred Entities, or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege and protection attaching to such communications and files belongs to Purchaser or its Affiliates, including, following the Closing, the Transferred Entities. In the event that Purchaser or its Affiliates are given access to any such communications or files, then (i) Purchaser or its Affiliate, as applicable, shall, upon discovering that such access occurred, promptly notify the CommerceOne Group of such access, use reasonable efforts to preserve the confidentiality of such information, promptly return all such information, including any copies or extracts, to the CommerceOne Group, and not retain any copies or extracts thereof and (ii) such access shall not be deemed to be a waiver of any attorney-client, work product or other applicable legal privilege or protection, which shall be retained by the CommerceOne Group. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or its Affiliates, including, following the Closing, the Transferred Entities, on the one hand, and a third party other than any member of the CommerceOne Group, on the other hand, Purchaser or its Affiliates may seek to prevent the disclosure of such attorney-client privileged communications to such third party and request that the CommerceOne Group not permit such disclosure, and the CommerceOne Group shall consider such request in good faith.
Section 12.14 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
Section 12.15 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no provision of this Agreement shall require or be interpreted to require, and no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve, the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(b) and as identified in 12 C.F.R. § 309.5(g)(8) or any similar state law) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
Section 12.16 Financing Provisions. Notwithstanding anything in this Agreement to the contrary, Parent, on behalf of itself and its Subsidiaries, and Purchaser hereby: (a) agrees that any legal action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement or the Debt Financing, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, (b) agrees that any such legal action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt

Financing and except to the extent relating to the interpretation of any provisions in this Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware), (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Debt Financing, (d) agrees that none of the Financing Parties shall have any liability to Parent or any of its Subsidiaries or Affiliates or representatives relating to or arising out of this Agreement or the Debt Financing (subject to the last sentence of this Section 12.16), and (e) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of Section 10.2(e) and this Section 12.16, and that Section 10.2(e) and this Section 12.16 or any of the defined terms used herein or any other provision of this Agreement to the extent a modification, waiver or termination of such defined term or provision would modify the substance of Section 10.2(e) or this Section 12.16 may not be amended in a manner materially adverse to the Financing Parties without the written consent of the Financing Parties party to the Debt Commitment Letter. Notwithstanding the foregoing, nothing in this Section 12.16 shall in any way limit or modify the rights and obligations of Purchaser under this Agreement, or any Financing Party’s obligations under the Debt Commitment Letter, or the rights of Parent and its Subsidiaries against the Financing Parties with respect to the Debt Financing or any of the transactions contemplated thereby or any services thereunder following the Closing Date.
Section 12.17 Non-Recourse. The parties agree that all Actions based on, in respect of or arising out of (a) this Agreement, the Confidentiality Agreements, the Commitment Letters, the Limited Guaranty or the other Ancillary Agreements or (b) the negotiation, execution or performance or breach hereof or thereof, or the failure to perform any covenant or agreement contained herein or therein, or to consummate the Sale or any of the transactions contemplated hereby or thereby, may only be made against the Persons that are expressly identified as parties to this Agreement (and their respective successors and permitted assigns) (other than with respect to any Actions by or between the express parties or express third-party beneficiaries (in each case, including their successors or permitted assigns) to the Confidentiality Agreements, the Commitment Letters, the Limited Guaranty or the other Ancillary Agreements in accordance with the terms thereof). No other Person shall have any Liability in respect of any Actions based on, in respect of or arising out of the matters set forth in clauses (a) or (b) of the immediately preceding sentence. Nothing in this Section 12.17 shall limit the rights or remedies available to the express parties or express third-party beneficiaries to the Confidentiality Agreements, the Commitment Letters, the Limited Guaranty or the other Ancillary Agreements in accordance with the terms thereof.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

GREEN DOT CORPORATION

By:	/s/ William I Jacobs
Name: William I Jacobs
Title: Chief Executive Officer

GREEN DOT OPCO, LLC

By:	/s/ Bill Smith
Name: Bill Smith
Title: President

COMPASS SUB NORTH, INC.

By:	/s/ Kenneth Till
Name: Kenneth Till
Title: President, Treasurer and Secretary

[Signature Page to Separation Agreement]

Exhibit A
Form of Transition Services Agreement
TRANSITION SERVICES AGREEMENT
This TRANSITION SERVICES AGREEMENT (this “Agreement”), dated as of [•], is entered into by and between Compass Sub North, Inc., a Delaware corporation (“BankCo”), and Green Dot OpCo, LLC, a Delaware limited liability company (“PaymentsCo” and, together with BankCo, the “Parties”, and each a “Party”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in that certain Separation Agreement, dated as of November 23, 2025, by and among Green Dot Corporation, a Delaware corporation (“Green Dot”), PaymentsCo and BankCo (the “Separation Agreement”).
R E C I T A L S:
WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of November 23, 2025 (the “Merger Agreement”), by and between Green Dot, CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), BankCo, Compass Sub East, Inc., a Delaware corporation (“Merger Sub One”), and Compass Sub West, Inc., a Delaware corporation (“Merger Sub Two”), subject to the terms and conditions set forth therein, (i) Merger Sub One merged with and into CommerceOne with CommerceOne surviving, and Merger Sub Two merged with and into Green Dot with Green Dot surviving (the “Concurrent Mergers”) and (ii) immediately after effectiveness of the transactions contemplated by the Separation Agreement, CommerceOne merged with and into BankCo with BankCo surviving;
WHEREAS, pursuant to the Separation Agreement, subject to the terms and conditions set forth therein, (i) immediately following the Concurrent Mergers, Green Dot converted into a limited liability company, (ii) immediately following such conversion, Green Dot distributed the stock of Green Dot Bank, a Utah-chartered bank and wholly-owned Subsidiary of Green Dot, to Compass Sub Northwest, Inc., and (iii) immediately following such distribution, PaymentsCo acquired Green Dot and the Business from BankCo (as defined in the Separation Agreement);
WHEREAS, BankCo and its Subsidiaries desire to provide, or cause to be provided, to PaymentsCo and its Subsidiaries, and PaymentsCo and its Subsidiaries desire to receive, certain Services (as defined below) following the Closing;
WHEREAS, PaymentsCo and its Subsidiaries desire to provide, or cause to be provided, to BankCo and its Subsidiaries, and BankCo and its Subsidiaries desire to receive, certain Services following the Closing;
WHEREAS, the Separation Agreement provides that, in connection with the consummation of the transactions contemplated thereby, the Parties will enter into this Agreement; and
WHEREAS, this Agreement constitutes the Transition Services Agreement referred to in the Separation Agreement.
NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I

DEFINITIONS
Capitalized Terms used in an Exhibit or Schedule hereto that are not otherwise defined in this Agreement or in the Separation Agreement shall have the meanings set forth in such Exhibit or Schedule. In addition, the following terms in this Agreement shall have the meanings given such term in this Article I as follows:
“Bank Services” means the Services provided by BankCo or its Subsidiaries as identified on Schedule 1 hereto.
“Force Majeure” means with respect to a Party, an event beyond the reasonable control of such Party (or any Person acting on its behalf), which event (a) does not arise or result from the fault or negligence of such Party (or any Person acting on its behalf) and (b) by its nature would not reasonably have been foreseen by such Party (or such Person), or, if it would reasonably have been foreseen, was unavoidable, and includes acts of God, embargoes, epidemics, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, labor problems or unavailability of parts, or, in the case of computer systems, any significant and prolonged failure in electrical or air conditioning equipment. Notwithstanding the foregoing, the inability to obtain sufficient funds needed for the performance of a Party’s obligation hereunder, shall not be deemed an event of Force Majeure.
“Losses” means losses, damages, Taxes, penalties, liabilities, fines, costs and expenses (including reasonable attorney’s fees), incurred or suffered by a Recipient Indemnitee or Provider Indemnitee, as applicable, in each case excluding the items set forth in Section 9.1.
“Payments Services” means the Services provided by PaymentsCo or its Subsidiaries as identified on Schedule 1 hereto.
“Provider” means a Party, or such Party’s Subsidiary identified on Schedule 1 hereto as the Provider for a specific Service, in its capacity as a provider of Services hereunder.
“Recipient” means a Party, or such Party’s Subsidiary identified on Schedule 1 hereto as the Recipient for a specific Service, in its capacity as a recipient of Services hereunder.
“Services” means Bank Services and/or Payments Services, as applicable.
ARTICLE II

SERVICES
Section 2.1 Services.
(a) Subject to the terms and conditions of this Agreement, beginning on the Closing Date and, with respect to any Service, for the period specified on Schedule 1 under the heading “Service Period” (each such period, a “Service Period”), (i) BankCo shall provide, or cause to be provided, to PaymentsCo, for use solely by PaymentsCo and its Subsidiaries and solely to the extent in connection with the operation of the Business, the services listed on Schedule 1 for which BankCo or one of its Subsidiaries is identified as a Provider (each such service, a “BankCo Service”) and (ii) PaymentsCo shall provide, or cause to be provided, to BankCo, for use solely by BankCo and its Subsidiaries and solely to the extent in connection with the operation of the Retained Businesses, the services listed on Schedule 1 for which PaymentsCo or one of its Subsidiaries is identified as a Provider (each such service, a “PaymentsCo Service”). Each Recipient acknowledges that each Provider may provide the applicable Services directly, through any of its Subsidiaries or through one or more third parties engaged by such Provider to provide Services in accordance with the terms of this Agreement, including the performance standards and information security measures hereunder (each such third party, a “Third Party Service Provider”). Neither Provider nor its Subsidiaries, nor any other Person on their behalf, makes any representations or warranties, express or implied, with respect to any services provided by a Third Party Service Provider. Any Third Party Service Provider shall comply with and meet the requirements of the Recipient’s standard policies and procedures applicable to third-party vendors (it being understood that the obligations in this sentence shall be deemed satisfied if the Third Party Service Provider meets the requirements of Provider’s standard policies and procedures in existence as of the date hereof for existing third-party service providers).
(b) Upon the expiration of each applicable Service Period, all obligations of Provider with respect to the provision of the applicable Service shall automatically and immediately terminate (but for the avoidance of doubt, such expiration shall not release a Party from any Liability or obligation that already has accrued as of the effective date of such expiration).
(c) Each Party shall be responsible for its own compliance with any and all Laws applicable to its performance under this Agreement. Nothing in this Agreement shall require Provider to perform or cause to be performed any Service to the extent that the provision of such Service by Provider, any of its Subsidiaries or any of its or their Third Party Service Providers, including any of the foregoing Persons’ representatives, would conflict with or violate (i) any applicable Laws or (ii) any contract or agreement to which Provider or any of its Subsidiaries is a party or the rights of any third party with respect thereto; provided that Provider shall use commercially reasonable efforts to provide Services in a manner that avoids any such conflict or violation; and provided, further, that if requested to do so by Recipient, Provider shall use its commercially reasonable efforts to obtain the consent of any third party with respect to any such conflict or violation necessary to provide any Service, it being understood that all costs, fees and expenses of obtaining any third-party consents or arranging alternative methods of delivering Services will be paid by Recipient.
(d) If, during the applicable Service Period, any contract or agreement pursuant to which any Service is provided expires or is terminated, Provider shall use commercially reasonable efforts to (i) obtain any consent, waiver or approval required from any third party to continue the provision of such Service or (ii) provide to Recipient such service itself or through another Third Party Service Provider.
(e) Subject in each case to Section 10.3, (i) the Services may only be used by Recipient and only to the extent in connection with the operation of the Business (where PaymentsCo or any of its Subsidiaries is the Recipient) or the Retained Businesses (where BankCo or any of its Subsidiaries is the Recipient), and shall not be used by Recipient for any other purpose or in any other manner (including as to volume, amount, level or frequency, as applicable) than as the Services were used in connection with the operation of the Business (where PaymentsCo or any of its Subsidiaries is the Recipient) or the Retained Businesses (where BankCo or any of its Subsidiaries is the Recipient) during the twelve (12)-month period immediately preceding the Closing Date (the “Reference Period”) and (ii) Recipient shall not (and shall cause its Affiliates not to) resell, license the use of or otherwise permit the use by others of any Services. Without limiting the generality of the foregoing, the Services are not intended to (and shall not) include assistance for expansion, acquisition, employee additions or reductions not in the ordinary course of business by Recipient or the Business or the Retained Businesses, as applicable. The foregoing shall not be in limitation of any restrictions set forth in the Separation Agreement.
(f) Recipient shall (and shall cause its Affiliates to), cooperate in good faith with Provider in connection with the provision of the Services.
(g) Unless Schedule 1 expressly provides otherwise, in the event of any express conflict between the terms of this Agreement and the terms of Schedule 1 with respect to any applicable Service, this Agreement will control with respect to such Service. In the event of any conflict or inconsistency between the terms of the Separation Agreement and this Agreement, the Separation Agreement will control.
Section 2.2 Discontinuation of Services.
(a) Any Service may be discontinued upon the mutual written consent of the Parties, and, in such case, Schedule 1 shall be deemed amended to delete such Service as of such date, and this Agreement shall be of no further force and effect for such Service, except as to any Liabilities accrued prior to the date of discontinuation of such Service.
(b) Recipient may discontinue any line item of Service by providing no less than sixty (60) days’ advance written notice to Provider (“Termination Notice”) at any time and, in such case, the applicable Service shall terminate on the termination date specified in the Termination Notice (or such other date mutually agreed upon in writing by Recipient and Provider) and Schedule 1 shall be deemed amended to delete such Service as of the termination date, and this Agreement shall be of no further force and effect for such Service, except as to Liabilities accrued prior to the date of termination of such Service; provided that, in the case in which an aggregate cost is set forth on Schedule 1 for a group of Services, no individual or line item Service within such group may be terminated without the termination of all of the other Services within such group. Within a reasonable period of time following receipt of any Termination Notice, Provider will provide Recipient with written notice (“Provider Notice”) regarding whether termination of the applicable Service will (A) require the termination or partial termination of, or otherwise affect the performance of, any other Services, or (B) result in any early termination costs (which shall be borne by Recipient), including those related to Third Party Service Providers; provided that any failure by Provider to provide such Provider Notice shall not prevent Provider from terminating or affecting any such other Services referred to in clause (A) or relieve Recipient from its obligations to pay any early termination costs. In the case of either clause (A) or (B) with respect to any Provider Notice, Recipient may withdraw its Termination Notice by delivering a withdrawal notice within five (5) Business Days following the receipt of such Provider Notice from Provider. If Recipient does not withdraw the Termination Notice within such period, such Termination Notice will be final, binding and irrevocable, Provider may terminate any and all such other Services set forth in the Provider Notice and Recipient shall reimburse Provider for any and all termination costs. Upon such termination, Recipient’s obligation to pay for such terminated Service beyond the specified termination date will terminate; provided, however, that Recipient will reimburse Provider for the costs incurred by Provider resulting from Recipient’s early termination of such Service being performed, including commitments made to, or in respect of, personnel or Third Party Service Providers, prepaid expenses related to the terminated Service and costs related to terminating such commitments. Such reimbursement shall be made by Recipient to Provider in accordance with Section 4.1.
(c) All accrued and unpaid charges for any Service hereunder shall be due and payable upon termination of such Service pursuant to this Agreement and shall be paid by Recipient to Provider in accordance with Section 4.1.
(d) Provider may in its reasonable discretion suspend the provision of Services (or any part thereof) for reasons of preventative or emergency maintenance or other exigent circumstances. Provider shall use its commercially reasonable efforts to inform Recipient reasonably in advance of any such suspension and shall cooperate with Recipient to mitigate any negative effects on Recipient’s operations due to such suspension.
Section 2.3 Reduction of Services. Recipient may request a reduction of any Service by providing no less than sixty (60) days’ advance written notice to Provider (“Reduction Notice”) at any time and, in such case, the applicable Service shall be accordingly reduced on the date specified in the Reduction Notice (or such other date mutually agreed upon in writing by Recipient and Provider) and Schedule 1 shall be deemed amended to reflect such reduction as of the date specified in the Reduction Notice. Within a reasonable period of time following receipt of any Reduction Notice, Provider will provide Recipient with written notice (“Provider Reduction Response”) regarding whether reduction of the applicable Service will (A) require the termination or partial termination of, or otherwise affect the performance of, any other Services, or (B) result in any reduction or early termination costs (which shall be borne by Recipient), including those related to Third Party Service Providers; provided that any failure by Provider to provide such Provider Reduction Response shall not prevent Provider from reducing or affecting any such other Services referred to in clause (A) or relieve Recipient from its obligations to pay any reduction or early termination costs. In the case of either clause (A) or (B) with respect to any Provider Reduction Response, Recipient may withdraw its Reduction Notice by delivering a withdrawal notice within five (5) Business Days following the receipt of such Provider Reduction Response from Provider. If Recipient does not withdraw the Reduction Notice within such period, such Reduction Notice will be final, binding and irrevocable, Provider may accordingly reduce any Services set forth in the Reduction Notice and Recipient shall reimburse Provider for any and all costs associated with such reduction of Services. Upon such reduction, the charges set forth on Schedule 1 with respect to any such reduced Service beyond the date specified in the Reduction Notice will be accordingly adjusted; provided, however, that Recipient will reimburse Provider for the costs incurred by Provider resulting from Recipient’s reduction or early termination of such Service being performed, including commitments made to, or in respect of, personnel or Third Party Service Providers, prepaid expenses related to the reduced Service and costs related to reducing such commitments. Such reimbursement shall be made by Recipient to Provider in accordance with Section 4.1.
Section 2.4 Addition of Services. To the extent that any material service was provided by the Retained Businesses to the Business, or by the Business to the Retained Businesses, during the Reference Period, and such service is not included on Schedule 1, as of the date hereof or provided pursuant to the Master Services Agreement but, in any event, is identified by Recipient after the date hereof (each, an “Omitted Service”), and Recipient reasonably determines in good faith that it needs such Omitted Service to operate the Business or the Retained Businesses, as the case may be, in the same manner in which it was operated during the Reference Period then, at any time prior to the date that is sixty (60) days following the date hereof, Recipient may deliver to Provider a written notice (an “Omitted Service Notice”) requesting that Provider provide such Omitted Service. Unless, within ten (10) Business Days from the receipt of the Omitted Service Notice, Provider provides written notice to Recipient that Provider is not reasonably capable of providing such Service (taking into account the employees who have been transferred with the Business or remain at the Retained Businesses, as the case may be), Provider and Recipient shall negotiate in good faith to add such Omitted Service to the Services, in which case Schedule 1 shall be amended to include such Omitted Service, and Provider shall provide or cause to be provided such Omitted Service as soon as reasonably practicable. The Service Period in respect of such Omitted Service shall be specified in the related Omitted Service Notice, and the charge for such Omitted Service shall be mutually agreed by the Parties in good faith using a methodology substantially consistent with the methodology used to determine the charges in respect of the Services set forth on Schedule 1. The Parties agree that any amendment to Schedule 1 to add an Omitted Service shall be duly executed by an authorized representative of both Parties and that both Parties will cause such authorized representatives to so execute such an amendment in accordance with this Section 2.4, and Schedule 1 as so supplemented shall be deemed to be part of this Agreement from and after the date thereof.
Section 2.5 Oversight Committee; Points of Contact.
(a) PaymentsCo and BankCo shall establish a committee, consisting of two (2) persons appointed by PaymentsCo and two (2) persons appointed by BankCo, to oversee the management and coordination of the provision and receipt of Services pursuant to this Agreement (the “Oversight Committee”) (it being understood that the Oversight Committee is being established for the purpose of serving as a forum for interaction between the Parties, not as an independent entity with authority to act on its own).
(b) The individuals designated to serve on the Oversight Committee (each such person, a “Point of Contact”) shall be available to receive communications and coordinate responses to questions and concerns on behalf of their respective Parties with respect to this Agreement or the Services, including billing and operational matters. Each Party shall provide written notice of its Points of Contact to the other Party promptly following the execution of this Agreement and promptly following any changes to such Party’s Points of Contact. Either Party may replace its Points of Contact at any time by providing notice in accordance with Section 10.2 herein.
(c) The Oversight Committee shall meet as often as reasonably necessary in an effort to resolve any controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement or otherwise arising out of this Agreement without the necessity of any formal proceeding relating thereto by negotiating in good faith. If the Oversight Committee does not resolve a dispute within thirty (30) days, then either Party may initiate formal proceedings as permitted by this Agreement in accordance with Section 10.5. The foregoing requirements and limitations shall not, however, prevent a party from: (i) seeking any and all remedies available at Law, including injunctive relief in circumstances permitted by this Agreement, or (ii) terminating this Agreement (in whole or in part) in accordance with Article VII.
Section 2.6 Standard of Performance.
(a) Subject to Section 2.6(b), Provider shall use commercially reasonable efforts to provide (or cause to be provided) the Services to Recipient (i) in material compliance with applicable Law and (ii) at a substantially similar frequency, quality and level in all material respects as the Services (or similar services) have been provided in connection with the operation of the Business, in the case of Payments Services, or the Retained Businesses, in the case of Bank Services, as applicable, during the Reference Period; provided that the manner in which such Services are provided may differ from past practice to the extent reasonable considering the transactions contemplated by the Merger Agreement and Separation Agreement, or that the Provider or its Subsidiaries provided the Services in connection with the operation of the Business or Retained Businesses, as applicable, prior to the date of the Separation Agreement, but one or more Third Party Service Providers may provide the Services following the Closing; provided, further, that, in providing any Service, Provider shall have no obligation to allocate human, technology, equipment or other resources in excess of the level of resources historically allocated to the provision of such Services by Provider or its Affiliates in connection with the operation of the Business or Retained Businesses, as applicable, during the Reference Period. Except as otherwise expressly provided in this Agreement, Provider shall not be obligated to provide any upgrade or other enhancement to any Service. EACH PARTY ACKNOWLEDGES AND AGREES THAT ALL SERVICES ARE PROVIDED ON AN “AS-IS” BASIS AND THAT PROVIDER MAKES NO WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE SERVICES TO BE PROVIDED HEREUNDER, INCLUDING IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND TITLE/NONINFRINGEMENT, ALL OF WHICH ARE SPECIFICALLY DISCLAIMED. The Parties acknowledge and agree that, except as expressly set forth herein, the Recipient assumes all risks and Liabilities arising from or relating to its use of and reliance upon the Services and neither Provider nor any of its Subsidiaries nor any other Person on their behalf makes any representation or warranty with respect thereto.

(b) It is understood and agreed that Provider may from time to time modify, change or enhance the manner, nature, quality and/or standard of care of any Service provided to the Recipient to the extent Provider is making a similar change in the performance of services similar to such Services for the Provider or its Subsidiaries; provided that (i) any such modification, change or enhancement will not reasonably be expected to have a material adverse effect on the provision of such Service, (ii) to the extent reasonably feasible, Provider shall consult in good faith with Recipient with respect to such change, and (iii) Recipient shall not be responsible for any incremental cost or expense incurred by Provider in providing such modified, changed or enhanced Services.
Section 2.7 Independent Contractor. In providing Services hereunder, Provider and its Affiliates and any third parties acting on behalf of Provider shall act solely as independent contractors. Nothing herein shall constitute or be construed to be or create in any way or for any purpose a partnership, joint venture or principal-agent relationship between the Parties. No Party, or any of its Affiliates, employees or agents, shall have any power to control the activities and/or operations of the other Party. No Party, or any of its Affiliates, employees or agents, shall have any power or authority to bind or commit any other Party. In providing the Services hereunder, Provider’s and its Affiliates’ employees and agents shall not be considered employees or agents of the Recipient, nor shall Provider’s or its Affiliates’ employees or agents be eligible or entitled to any compensation, benefits, or perquisites (including severance) given or extended to any of the Recipient’s employees (without limiting any such amounts that constitute fees payable pursuant to Article III hereunder). For the avoidance of doubt, the Recipient shall be solely responsible for the operation of its business and the decisions and actions taken in connection therewith.
Section 2.8 Access. Each Party shall make available on a timely basis to the other Party and its Subsidiaries and to Third Party Service Providers all information and materials reasonably requested by them to the extent reasonably necessary in connection with the provision or receipt of the applicable Services and provide to the other Party and its Subsidiaries and to Third Party Service Providers reasonable access to and use of its premises, systems, assets, facilities and personnel to the extent reasonably necessary in connection with the provision or receipt of the Services, in each case in accordance with applicable Law and any other legal or contractual obligations of the Parties (including confidentiality obligations to third parties).
Section 2.9 Reliance. In connection with the performance of this Agreement, Provider and its Subsidiaries, employees and agents and Third Party Service Providers shall be entitled to rely upon the genuineness, validity or truthfulness of any document, instrument or other writing presented by the Recipient or any of its Subsidiaries, employees, agents or service providers. Provider and its Subsidiaries and Third Party Service Providers shall not be liable for any impairment of any Service caused by their not receiving information, materials or access pursuant to Section 2.8, either timely or at all, or by their receiving inaccurate or incomplete information on which they relied from the Recipient.
ARTICLE III

SERVICE CHARGES
Section 3.1 Fees. The Services set forth on Schedule 1 will be provided during the Service Periods listed on, and at the cost set forth on, Schedule 1. If the Provider performs any of its obligations to provide a Service through a Third Party Service Provider, the Recipient shall reimburse the Provider for all reasonable and documented out-of-pocket expenses actually paid (without markup) by the Provider or its Affiliates to any such Third Party Service Provider in connection with the provision of such Service. Notwithstanding the foregoing, unless otherwise agreed by the Parties, the Recipient shall not be required to reimburse any such expense unless such expense shall have been approved by the Recipient prior to the incurrence of the expense, such approval not to be unreasonably withheld, conditioned, or delayed.
Section 3.2 Taxes. Except as expressly noted therein, the amounts set forth on Schedule 1 with respect to each Service do not include any sales, use, value added, goods and services or similar Taxes (collectively, “Sales Taxes”) that may be imposed on the provision of the Services hereunder. In addition to the amounts required to be paid as set forth on Schedule 1 or otherwise pursuant to this Agreement, Recipient shall pay and be responsible for and shall promptly reimburse Provider for any Sales Taxes imposed with respect to the fees or the provision of Services to the Recipient hereunder; provided that each of Recipient and the Provider shall be responsible for (i) any real or personal property Taxes on property it owns or leases, (ii) franchise, margin, privilege and similar Taxes on its business, (iii) the employment Taxes or contributions imposed on it or required from it with respect to its employees, and (iv) Taxes based on its income, gross receipts or capital. The Parties shall reasonably cooperate with each other in order to eliminate or to reduce any Sales Taxes, including providing forms or other evidence that would mitigate, reduce or eliminate such Sales Taxes.
Section 3.3 No Right to Setoff. Except as set forth in Section 4.1, there shall be no right of setoff or counterclaim with respect to any claim, debt or obligation, against payments to Provider under this Agreement or any other Ancillary Agreement or other agreement among the Parties or their Affiliates; provided that BankCo shall have the right of setoff or counterclaim with respect to any claim, debt or obligation, against payments to PaymentsCo or any of its Subsidiaries under this Agreement or any other Ancillary Agreement or other agreement among the parties of their Affiliates (excluding, for the avoidance of doubt, any right of setoff or counterclaim in respect of consumer, accountholder or end users’ funds).
ARTICLE IV

PAYMENT
Section 4.1 Payment. Provider shall invoice Recipient for Services and expenses monthly. Recipient shall remit payment for all fees and expenses in connection with the Services within thirty (30) days after the date of the applicable invoice. All accrued and unpaid charges for the Services and expenses shall be due and payable upon termination of this Agreement. If mutually agreed in writing by the Parties, the Parties may set-off amounts owed by one Party in respect of fees and expenses for Services invoiced hereunder against amounts owed by the other Party in respect of fees and expenses for Services invoiced hereunder.
Section 4.2 Late Payments. If Recipient fails to make any payment for any invoiced amount within thirty (30) days of the date such payment was due to Provider, and such amount is not disputed reasonably and in good faith pursuant to this Section 4.2 and Section 4.3, Recipient shall pay to Provider a finance charge at a rate per annum equal to [•] percent ([•]%).
Section 4.3 Invoice Disputes. In the event Recipient reasonably and in good faith disputes any fees or expenses set forth in any invoice delivered pursuant to Section 4.1, Recipient shall within ten (10) days of receipt of such invoice deliver an objection notice in writing to Provider setting forth a summary description of each disputed item and the basis for such dispute. Amounts not in dispute shall be deemed accepted and shall be paid, notwithstanding any disputed amounts, within the time period set forth in Section 4.1. The parties will work in good faith to resolve any such dispute pursuant to Section 2.5(c) and Section 10.5.
ARTICLE V

TRANSITION
Section 5.1 Service Migration. Recipient acknowledges and agrees that Provider is providing the Services, or causing the Services to be provided, on a transitional basis to the Recipient in order to allow the Recipient a period of time to obtain similar services for itself, and that Provider is not a commercial provider of such Services. Recipient and Provider agree to cooperate in good faith and use commercially reasonable efforts to effectuate an orderly transition of the Services from the Provider to the Recipient (or its designee), including assisting with the migration of data and other transitional efforts upon termination of any Service (including as a result of termination of this Agreement) pursuant to Section 2.2 or Article VII.
ARTICLE VI

INTELLECTUAL PROPERTY
Section 6.1 Intellectual Property. Except as otherwise expressly provided in this Agreement or the Separation Agreement, each of the Parties and their respective Subsidiaries shall retain all right, title and interest in and to their respective Intellectual Property and any and all improvements, modifications, derivative works, additions or enhancements thereof, and nothing in this Agreement shall transfer any right, title or interest in or to any Intellectual Property. No license or right, express or implied, is granted under this Agreement by either Party or such Party’s Subsidiaries in or to their respective Intellectual Property, except that, solely to the extent reasonably required for the provision or receipt of the Services in accordance with this Agreement, each Party (as applicable, the “Licensor”), for itself and on behalf of its Subsidiaries, hereby grants to the other (as applicable, the “Licensee”) (and the Licensee’s Subsidiaries) a non-exclusive, revocable (solely as expressly provided in this Agreement), non-transferable, non-sublicensable (except to third parties as required for the provision or receipt of Services, but not for their own independent use), royalty-free, worldwide license during the term of this Agreement to use the Intellectual Property (excluding all (i) trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and similar designations of origin and (ii) domain names and social media handles) owned by the Licensor or its applicable Subsidiary in connection with this Agreement, but only to the extent and for the duration necessary for the Licensee to provide or receive the applicable Service under this Agreement. Upon the expiration of such term, or the earlier termination of such Service in accordance with this Agreement, the license to the relevant Intellectual Property will terminate; provided, that all licenses granted hereunder shall terminate immediately upon the expiration or earlier termination of this Agreement in accordance with the terms hereof.
ARTICLE VII

TERM AND TERMINATION
Section 7.1 Term. The term of this Agreement will commence on the Closing Date and end on the earliest to occur of the last date on which a Provider is obligated to provide any Service to a Recipient pursuant to this Agreement, the termination of this Agreement pursuant to Section 7.2 and the mutual written agreement of the Parties to terminate this Agreement (and all Services hereunder) in its entirety.
Section 7.2 Termination of this Agreement for Cause. Either Party (the “Terminating Party”) may terminate this Agreement with immediate effect by notice in writing to the other Party (the “Other Party”) on or at any time after the occurrence of any of the following events:
(a) the Other Party has materially breached or materially failed (other than pursuant to Section 10.8) to perform any of its covenants or agreements under this Agreement, and such breach or failure shall have continued without cure for a period of thirty (30) days after receipt by the Other Party of a written notice of such breach or failure from the Terminating Party seeking to terminate this Agreement;
(b) the Other Party commences a voluntary case or other proceeding seeking bankruptcy protection, liquidation, reorganization or similar relief with respect to itself or its debts under any bankruptcy, insolvency or other similar Law now or hereafter in effect, or seeks the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, or consents to any such relief or to the appointment of or taking possession by any such official in an involuntary case or other proceeding commenced against it, or makes a general assignment for the benefit of creditors, or fails generally to pay its debts as they become due, or takes any corporate action to authorize any of the foregoing; or
(c) an involuntary case or other proceeding is commenced against the Other Party seeking bankruptcy protection, liquidation, reorganization or other relief with respect to it or its debts under any bankruptcy, insolvency or other similar Law now or hereafter in effect, or seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding remains undismissed and unstayed for a period of fifteen (15) days or an order for relief shall be entered against the Other Party.
Section 7.3 Effect of Termination. In the event of termination of this Agreement in its entirety pursuant to this Article VII, or upon the expiration of the term of this Agreement, this Agreement shall cease to have further force or effect, and neither Party shall have any Liability to the other Party with respect to this Agreement; provided that:
(a) termination or expiration of this Agreement for any reason shall not release a Party from any Liability that already has accrued as of the effective date of such termination or expiration, as applicable, including the obligation of Recipient to pay any accrued and unpaid amount owed to Provider for any Service pursuant to the terms of this Agreement, or which may arise out of or in connection with such termination or expiration; and
(b) Section 8.1 (Confidentiality), Article IX (Indemnity) and Article X (Miscellaneous) shall survive any termination or expiration of this Agreement and shall remain in full force and effect.

Section 7.4 Return or Destruction of Information; Return of Provider Equipment. Except to the extent Parties are expressly required to retain such information pursuant to the Separation Agreement or the Ancillary Agreements, upon termination of this Agreement, if a Party or any of its Affiliates holds any Confidential Information furnished by the other Party or its Affiliates in connection with the provision or receipt of the terminated Services (the “Materials”), such Party shall, and shall cause its Affiliates to, promptly, upon the request of the other Party, return to the other Party or destroy, or cause to be returned to the other Party or destroyed, all such other Party’s or its Affiliates’ Materials, in each case upon the relevant termination; provided, that such Party or its Affiliates, as applicable, may retain such Materials to the extent required to comply with applicable Law or bona fide document retention policies; provided, further, that such Party or its Affiliates, as applicable, must continue to treat such retained Materials in a manner consistent with the terms of Article VIII. Upon termination of this Agreement, Recipient shall promptly return or cause to be returned (in substantially the same working order as it was in when it was provided to Recipient, ordinary wear and tear excepted, taking substantially the same level of care exercised by Recipient with respect to its own property) to Provider any property provided by Provider to Recipient in connection with the provision of Services under this Agreement.
ARTICLE VIII

CONFIDENTIALITY
Section 8.1 Confidentiality.
(a) The following shall be considered “Confidential Information” under this Agreement: all proprietary or confidential information, provided or received in connection with the provision of the Services hereunder, concerning the business, business relationships (including prospective customers and business partners) and financial affairs of Provider, its Affiliates or other Representatives on the one hand, or the Recipient, its Affiliates or other Representatives, on the other hand (in each case, the “Disclosing Party”), whether or not in writing, including inventions, trade secrets, technical information, know-how, research and development activities, and information disclosed by third parties of a proprietary or confidential nature or under an obligation of confidence; provided that Confidential Information does not include, and there shall be no obligation hereunder, with respect to information that (i) becomes available to Recipient, its Affiliates or their other respective Representatives, on the one hand, or Provider, its Affiliates or their other respective Representatives, on the other hand (in each case, the “Receiving Party”) from and after the Closing, from a third party source that is not known by the Receiving Party to be under any obligations of confidentiality in respect of such information, (ii) is or becomes generally available to, or known by, the public (other than as a result of disclosure in violation hereof) or (iii) is or was derived independently by the Receiving Party without use of Confidential Information. The foregoing shall not be in limitation of any restrictions set forth in the Separation Agreement, including Section 5.2 thereof.
(b) Each Party agrees to safeguard the other Party’s Confidential Information with the same degree of care used by such Party to protect its own similar Confidential Information, but in no event less than a reasonable degree of care, and each Party shall, and shall cause its respective representatives, successors and assigns to, comply, consistent with past practices, with applicable privacy and data security laws in the provision or receipt of Services. Each Party further agrees that it shall not disclose the other Party’s Confidential Information; provided that (i) Provider may, to the extent reasonably necessary to provide the Services pursuant to this Agreement, disclose Confidential Information to any of its Affiliates or other Representatives or to Third Party Service Providers that have agreed to be bound by this Article VIII (it being understood that Provider shall be responsible for any breach by any such Person of this Article VIII with respect to Confidential Information disclosed to such Person by Provider); (ii) Recipient may, to the extent reasonably necessary to receive the Services pursuant to this Agreement, disclose Confidential Information to any of its Affiliates or other Representatives that have agreed to be bound by this Article VIII (it being understood that Recipient shall be responsible for any breach by any such Person of this Article VIII with respect to Confidential Information disclosed to such Person by Recipient); and (iii) either party may disclose such information to the extent reasonably necessary in connection with the enforcement of the terms or conditions of this Agreement. Each Party agrees that it shall only use the other Party’s Confidential Information to the extent it was intentionally disclosed to such Party for such Party’s limited use as a Provider or Recipient under this Agreement.

(c) Notwithstanding anything contained herein to the contrary, Sections 8.1(a) and 8.1(b) shall not restrict the Receiving Party from disclosing Confidential Information to the extent reasonably necessary in connection with the enforcement of this Agreement or as required by applicable Law (by oral questions, interrogatories, requests for information, subpoena, civil investigative demand, or similar process) or requested by any Governmental Entity with jurisdiction over such Person (provided that the Receiving Party will, to the extent not legally prohibited, provide the Disclosing Party with prompt written notice of such request so that the Disclosing Party may seek, at its sole expense, an appropriate protective order and/or waive compliance with this Section 8.1(c)). The Receiving Party shall reasonably cooperate with the Disclosing Party in connection with the Disclosing Party’s seeking of such protective order or similar remedy. In the event that such protective order or other similar remedy is not obtained or the Disclosing Party waives compliance with the provisions of this Section 8.1(c), the Receiving Party or its permitted service provider shall furnish only that portion of the Confidential Information that has been legally required, and shall exercise commercially reasonable efforts to obtain assurance that confidential treatment shall be accorded such disclosed Confidential Information.
Section 8.2 System Security.
(a) If any Recipient is given access to Provider’s or its Subsidiaries’ computer systems, networks, e-mail system or software (collectively, the “Systems”) in connection with the Services, such Recipient shall use commercially reasonable efforts to comply with all of Provider’s system security policies, procedures and requirements, which shall be consistent with the standards and guidelines set forth in Exhibit A attached hereto applicable to the respective Services or as may be updated by the applicable Recipient thereafter from time to time (collectively, “Security Regulations”), and shall not tamper with, compromise or circumvent any security or audit measures employed by Provider or any of its Subsidiaries. Any amendment or revision to Exhibit A otherwise made in accordance with this Agreement shall not be deemed an amendment to this Agreement, and any reference in this Agreement to Exhibit A shall be deemed to be a reference to Exhibit A as so amended and in effect from time to time. Further, Recipient shall not modify, translate, reverse engineer, decompile, disassemble or tamper with such Systems, or knowingly transmit any data, software or other materials that contain viruses, time bombs, worms, Trojan horses, spyware, disabling devices or any other malicious or unauthorized code to or through the Systems. The Recipient shall access and use only those Systems of Provider and its Subsidiaries for which the Provider has granted Recipient the right to access and use and shall use such Systems solely as necessary to receive the Services hereunder.
(b) If, at any time, Recipient determines that any Recipient personnel has sought to circumvent, or has circumvented, the Security Regulations, that any unauthorized Recipient personnel has or has had access to the Systems, or that any such personnel has engaged in activities that would reasonably be expected to lead to the unauthorized access, use, destruction, alteration or loss of data, information or software of the Provider or any of its Subsidiaries, Recipient shall promptly terminate any such person’s access to the Systems and promptly notify Provider. Recipient shall reasonably cooperate with the Provider in investigating any unauthorized access by any Recipient personnel to the Systems.
ARTICLE IX

INDEMNITY
Section 9.1 Limitation on Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY CONSEQUENTIAL, SPECIAL, INCIDENTAL, EXEMPLARY, INDIRECT, PUNITIVE OR SIMILAR DAMAGES WHATSOEVER (INCLUDING LOST REVENUE OR PROFITS, DIMINUTION OF VALUE, OR DAMAGES CALCULATED ON MULTIPLES OF REVENUE, EARNINGS OR OTHER METRICS APPROACHES) (UNLESS SUCH DAMAGES ARE AWARDED BY A COURT OF COMPETENT JURISDICTION IN RESPECT OF A THIRD-PARTY CLAIM), ARISING FROM ANY ACTION RELATING TO THIS AGREEMENT OR ANY OF THE SERVICES, WHETHER SUCH ACTION IS BASED ON WARRANTY, CONTRACT, TORT (INCLUDING NEGLIGENCE OR STRICT LIABILITY) OR OTHERWISE. NEITHER PARTY SHALL BE ENTITLED TO RECOVER MORE THAN ONE DOLLAR IN RESPECT OF EACH DOLLAR OF LOSS. IN NO EVENT SHALL PROVIDER BE LIABLE UNDER THIS

ARTICLE IX OR OTHERWISE WITH RESPECT TO THIS AGREEMENT OR ANY BREACH HEREOF, IN EACH CASE IN ITS CAPACITY AS PROVIDER HEREUNDER, FOR ANY AMOUNT IN EXCESS OF THE AGGREGATE FEES THE PROVIDER HAS ACTUALLY RECEIVED PURSUANT TO THIS AGREEMENT.
Section 9.2 Indemnification of Recipient Indemnitees by Provider. Subject to Section 9.1, each Party, in its capacity as a Provider, agrees to indemnify and hold the other Party, in its capacity as Recipient, its Affiliates and their respective employees, agents, officers and directors (each a “Recipient Indemnitee”) harmless from and against any Losses to the extent arising out of or resulting from Provider’s or its Affiliates’ gross negligence or willful misconduct in connection with the provision of any Services hereunder or material breach of any agreement or obligation contained in this Agreement.
Section 9.3 Indemnification of Provider Indemnitees by Recipient. Subject to Section 9.1, each Party, in its capacity as a Recipient, agrees to indemnify and hold the other Party, in its capacity as Provider, its Affiliates and their respective employees, agents, officers and directors (each, a “Provider Indemnitee”) harmless from and against any Losses to the extent arising out of or resulting from Recipient’s or its Affiliates’ gross negligence or willful misconduct in connection with the use of any Services hereunder or material breach of any agreement or obligation contained in this Agreement.
Section 9.4 Indemnification Procedures. Sections 10.4 and 10.6 of the Separation Agreement shall govern, mutatis mutandis, claims for indemnification under this Article IX.
Section 9.5 Sole Remedy/Waiver. The Parties hereto acknowledge and agree that, except with respect to claims seeking specific performance or other equitable relief, the remedies provided for in this Article IX shall be the Parties’ and the Provider Indemnitees’ and Recipient Indemnitees’ sole and exclusive remedy for any Liabilities (including in respect of any claims for breach of contract, warranty, tortious conduct (including negligence), under Law or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each Party or any Provider Indemnitee or Recipient Indemnitee may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement, including any breach of or failure by any Party to perform or comply with any covenant or agreement in this Agreement. In furtherance of the foregoing, the Parties hereby waive, on behalf of themselves and the Recipient Indemnitees and Provider Indemnitees (as applicable), to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against BankCo or any of its Affiliates, or PaymentsCo or any of its Affiliates, as the case may be, in connection with this Agreement and the provision or receipt of Services, whether arising under or based upon breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence or strict liability), any Law or otherwise and whether predicated on common law, statute, strict liability or otherwise. For the avoidance of doubt, each Party expressly acknowledges and agrees (on behalf of itself and the Recipient Indemnitees or Provider Indemnitees, as applicable) that, subject to the immediately preceding sentence, its sole remedy for any such claim or cause of action and any other claim relating to the subject matter hereof shall be indemnification pursuant to this Article IX or specific performance or other equitable relief, if applicable. Nothing herein shall limit any indemnification obligations of the Parties set forth in the Separation Agreement.
ARTICLE X

MISCELLANEOUS
Section 10.1 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the Party against whom enforcement of any such modification or amendment is sought. Any Party to this Agreement may, only by an instrument in writing, waive compliance by the other Party to this Agreement with any term or provision of this Agreement on the part of such other Party to this Agreement to be performed or complied with. The waiver by any Party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
Section 10.2 Notices. All notices and other communications to be given to any Party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when given by email transmission (without receipt of a delivery failure notice), and shall be directed to the address set forth below (or at such other address as such Party shall designate by like notice):

To PaymentsCo:
c/o [PaymentsCo]
[Address Line 1]
[Address Line 2]
	Attention:	[ ]
	Email:	[ ]

with a copy (which shall not constitute notice) to:

King & Spalding LLP
1180 Peachtree Street, NE Suite 1600
Atlanta, GA 30309
	Attention:	Cal Smith
John Anderson
	E-mail:	[***]
[***]
To BankCo:
c/o [BankCo]
[Address Line 1]
[Address Line 2]
	Attention:	[ ]
	Email:	[ ]

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
	Attention:	H. Rodgin Cohen
Stephen M. Salley
	Email:	[***]
[***]

Section 10.3 Assignment; Binding Effect. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either Party without the prior written consent of the other Party, except that Provider may, in fulfilling its obligations set forth on Schedule 1, transfer or assign, in whole or in part, any of its rights, interests or obligations under this Agreement to any wholly-owned Subsidiary of Provider without the consent of Recipient; provided, that such Subsidiaries remain wholly-owned Subsidiaries of Provider during the term of this Agreement and any such transfer or assignment shall not relieve Provider of any of its obligations under this Agreement.
Section 10.4 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.5 Governing Law and Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby; (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court; (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum; and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County. Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 10.2.
Section 10.6 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN . NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 10.6. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 10.6 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
Section 10.7 Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one (1) or more such counterparts have been signed by each Party and delivered (by facsimile, e-mail, or otherwise) to the other Party. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” from, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.
Section 10.8 Force Majeure. No Party shall be deemed in default of this Agreement for any delay or failure to fulfill any obligation hereunder so long as and to the extent to which any delay or failure in the fulfillment of such obligations is prevented, frustrated or delayed as a consequence of circumstances of Force Majeure. Without limiting the termination rights contained in this Agreement, in the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such Force Majeure, (a) provide written notice to the other Party of the nature and extent of such Force Majeure; and (b) use commercially reasonable efforts to remove any such causes and resume performance under this

Agreement as soon as reasonably practicable (and in no event later than the date that the affected Party resumes providing analogous services to, or otherwise resumes analogous performance under any other agreement for, itself, its Affiliates or any third Person) unless this Agreement has previously been terminated under Article VII or this Section 10.8. Recipient shall be (i) relieved of the obligation to pay fees or charges for the affected Service(s) throughout the duration of such Force Majeure and (ii) entitled to permanently terminate such Service(s) if the delay or failure in providing such Service(s) because of a Force Majeure shall continue to exist for more than thirty (30) consecutive days (it being understood that the Recipient shall not be required to provide any advance notice of such termination to the Provider or otherwise comply with the obligations set forth in Section 2.2(b) regarding the early termination of such Service(s)).
Section 10.9 Interpretation. For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms “Article,” “Section,” “paragraph,” “Exhibit” and “Schedule” are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, and references to the “date hereof” mean the date of this Agreement; (iv) references to “$” shall mean U.S. dollars; (v) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (vi) the word “or” shall not be exclusive; (vii) references to “written” or “in writing” include in electronic form (including e-mail); (viii) provisions shall apply, when appropriate, to successive events and transactions; (ix) PaymentsCo and BankCo have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement; (x) references to any statute shall be deemed to refer to such statute as amended through the date hereof and to any rules or regulations promulgated thereunder as amended through the date hereof (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (xi) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (xii) a reference to any Person includes such Person’s successors and permitted assigns; (xiii) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xiv) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xv) to the extent that this Agreement requires an Affiliate or Subsidiary of any party to take or omit to take any action, such covenant or agreement includes the obligation of such party to cause such Affiliate or Subsidiary to take or omit to take such action; (xvi) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number; and (xvii) the word “extent” in the phrase “to the extent” will mean the degree to which a subject or other theory extends and such phrase will not mean “if.”
Section 10.10 No Third Party Beneficiaries. Except for Section 9.2 and Section 9.3, in each case which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.
Section 10.11 Entire Agreement. This Agreement, the Separation Agreement and the other Ancillary Agreements, together with the Exhibits and Schedules hereto and thereto, constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

GREEN DOT OPCO, LLC

By:
Name:
Its:

COMPASS SUB NORTH, INC.

By:
Name:
Its:

[Signature Page to Transition Services Agreement]

Schedule 1

BANK SERVICES
[•]

Schedule 1

PAYMENTS SERVICES
[•]

Exhibit B

Form of Master Services Agreement
MASTER SERVICES AGREEMENT
This Master Services Agreement (this “Agreement”) is made as of [•] (the “Effective Date”), between Green Dot Bank (“Bank”), a bank organized under the laws of the State of Utah, and Green Dot OpCo, LLC, a Delaware limited liability company (“OpCo”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Separation Agreement (as defined below).
WITNESSETH
WHEREAS, on the date hereof, pursuant to that certain Agreement and Plan of Merger, dated as of November 23, 2025 (the “Merger Agreement”), by and among Green Dot Corporation, a Delaware corporation and the former parent of Bank (“Green Dot”), CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), Compass Sub North, Inc., a Delaware corporation (“New CommerceOne”), Compass Sub East, Inc., a Delaware corporation (“Merger Sub One”), and Compass Sub West, Inc., a Delaware corporation (“Merger Sub Two”), subject to the terms and conditions set forth therein, CommerceOne acquired Green Dot Bank by way of (i) a merger of Merger Sub One with and into CommerceOne with CommerceOne surviving and a merger of Merger Sub Two with and into Green Dot with Green Dot surviving (the “Concurrent Mergers”) and (ii) immediately after effectiveness of the transactions contemplated by the Separation Agreement, CommerceOne will merge with and into New CommerceOne with New CommerceOne surviving;
WHEREAS, on the date hereof, pursuant to that certain Separation Agreement, dated as of November 23, 2025 (the “Separation Agreement”), by and among Green Dot, OpCo and New CommerceOne, subject to the terms and conditions set forth therein, (i) immediately following the Concurrent Mergers, Green Dot converted into a limited liability company, (ii) immediately following such conversion, Green Dot distributed the stock of Bank to Compass Sub Northwest, Inc., and (iii) immediately following such distribution, OpCo acquired the Business (as defined in the Separation Agreement);
WHEREAS, prior to the consummation of the transactions contemplated by the Merger Agreement and the Separation Agreement (the “Separation”), Bank provided certain banking-related services to Green Dot and certain of its direct and indirect subsidiaries (collectively, “OldCo”) to support the operation of the Business (“Bank Services”);
WHEREAS, prior to the consummation of the Separation, Bank obtained certain services related to the management and administration of consumer and B2B payments and income tax refund transfer programs to support the operation of the Business (“Program Management Services,” and, collectively with the Bank Services, the “Services”) from OldCo;
WHEREAS, concurrently with the parties’ entry into this Agreement, New CommerceOne and OpCo are entering into a transition services agreement pursuant to which each party will provide the other transitional services following the Separation; and
WHEREAS, on the terms and conditions set forth herein, from and after the Separation, (i) OpCo desires to obtain from Bank substantially the same Bank Services to support OpCo’s operation of the Business, and (ii) Bank desires to obtain from OpCo substantially the same Program Management Services currently provided by OldCo to support Bank’s operation of the Business.

NOW, THEREFORE, in consideration of the payments to be made and services to be performed hereunder, upon the terms and subject to the conditions set forth in this Agreement and intending to be legally bound, the parties hereto agree to the following terms and conditions:
ARTICLE I
SERVICES
Section 1.1 Services. Each party shall perform Services for the other party on the terms and conditions set forth in the Schedules to this Agreement as they may be amended from time to time.
Section 1.2 Service Agreements.
(a) For each Service or set of related Services to be provided under this Agreement, Bank and OpCo shall cooperate to enter into a service agreement, which shall set forth the price, performance standards and any other terms and conditions applicable to the Service(s) (each, a “Service Agreement”). The Schedules to this Agreement contain the Service Agreements for the Services to be provided pursuant to this Agreement and are part of this Agreement.
(b) The parties may enter into new Service Agreements from time to time upon mutual agreement of Bank and OpCo, and any such new Service Agreement shall be automatically added as Schedules to this Agreement.
(c) No Services may be provided under a Service Agreement unless and until (i) such Service Agreement is executed and (ii) it being agreed that the parties shall use their respective commercially reasonable efforts for the Services to be operationally ready in accordance with the terms of such Service Agreement, such operational readiness is mutually confirmed by the parties (such confirmation not to be unreasonably withheld).
(d) To the extent that the provisions of any Service Agreement conflict with the provisions of this Agreement, the provisions of the Service Agreement shall control.
Section 1.3 Revenue Sharing; Fees.
(a) In consideration for each party’s Services, OpCo and Bank will share revenues derived from the Business in accordance with the terms and measurement procedures set forth in the applicable Schedules. Unless otherwise specified in an applicable Service Agreement, or otherwise agreed to by the parties, the revenue sharing for each Service shall be calculated monthly and trued-up quarterly, and any resulting credit or debit shall be applied during the following invoice cycle as applicable. Each party shall retain workpapers, third-party statements and any other information sufficient to verify the underlying revenue sharing calculations and provide such information to the other party upon reasonable request.
(b) Except as otherwise provided in a Service Agreement, all Revenue from Programs (as such term is defined in each Service Agreement) will be remitted to an OpCo fee account on a daily basis.
(c) Unless otherwise specified in an applicable Service Agreement, or agreed to by the parties, payments to Bank for its share of Revenue (as such term is defined in each Service Agreement) shall be paid within thirty-five (35) days of the date invoiced. If a party determines that any fees, costs or expenses were not properly invoiced or paid, the party shall promptly notify the other party, and in any event within thirty (30) days of receipt of the applicable invoice, and the parties shall cooperate in good faith to determine the amount due and to resolve any disputed amounts within thirty (30) days of notice, provided that any undisputed amounts shall remain payable when due pursuant to this Section 1.3(a).
(d) Any operator and card-brand fees, assessments, surcharges, and any other third-party charges specified as payable by OpCo in any Service Agreement (collectively, the “Pass-Through Costs”) shall be invoiced to OpCo at cost. Bank shall provide information reasonably requested by OpCo to support the Pass-Through Costs and any other fees charged to OpCo by Bank.
(e) Bank shall have the right of setoff or counterclaim with respect to any claim, debt or obligation, against payments to OpCo under this Agreement or any other Ancillary Agreement or other agreement among the parties or their Affiliates.

Section 1.4 Delegation.
(a) Notwithstanding anything herein to the contrary, each party may delegate its obligations under this Agreement in whole or in part to an Affiliate of such party or a third party (a “Third-Party Provider”) provided that: (a) such delegation is in conformity with all applicable Law and Network Rules; (b) the delegating party has performed commercially reasonable due diligence on any such Third-Party Provider, including with respect to its ability to comply with the performance standards and information security measures hereunder; and (c) the delegating party remains fully responsible for the performance of its Services pursuant to this Agreement in accordance with the terms of this Agreement, including the performance standards and information security measures hereunder.
(b) Subject to applicable Law and Network Rules and satisfaction of all requirements of OpCo’s vendor management program as approved in writing by Bank or Bank’s written consent (not to be unreasonably withheld, conditioned or delayed), OpCo may engage third party retailers, sellers and others (including any BaaS partner program, each a “Program Distributor”) to assist with distribution of payments, depository, tax refund and credit services to consumer and business end-users; provided that (a) OpCo has performed commercially reasonable due diligence on any such Program Distributor, including with respect to its ability to comply with the performance standards and information security measures hereunder, and (b) OpCo ensures that the Program Distributor complies with the performance standards and information security measures hereunder. Each such service offered through any particular Program Distributor shall be a “Program” for purposes of this Agreement.
(c) Each party shall use commercially reasonable efforts to ensure that its Third-Party Providers and Program Distributors, as applicable, are bound by written agreements with respect to the performance of the Services that requires such Third-Party Provider or Program Distributor to comply with the material terms of this Agreement applicable thereto, as applicable, and any applicable Service Agreement.
Section 1.5 Exclusivity. During the Initial Term (as defined below), Bank shall be the exclusive provider of Bank Services to OpCo, and except as set forth in a Service Agreement, OpCo may not engage any other person to provide any services that are substantially the same as the Bank Services (the “Exclusive Services”); provided that (a) the parties will meet in good faith to discuss any new Program that is not in effect as of the Effective Date (a “New Program”) and (b) to the extent that (i) Bank is unable or unwilling to provide to OpCo any such New Program that is an Exclusive Service upon commercially reasonable terms, (ii) the Program Distributor of a New Program has a program agreement or other contract with another bank provider of Exclusive Services which prohibits the provision of the Exclusive Services by Bank with respect to such New Program or (iii) the Program Distributor, acting reasonably (after commercially reasonable efforts by OpCo to encourage such Program Distributor to partner with Bank for such Exclusive Services), is unwilling for Bank to provide such Exclusive Services to such New Program, the exclusivity provision under this Section 1.5 shall not apply with respect to such Exclusive Services for such New Program. OpCo shall not take any action or refrain from taking any action if the primary purpose or intent of such action or not acting is avoiding its obligations under this Section 1.5.
Section 1.6 Standard of Service. Subject to the terms and conditions of each Service set forth in the Schedules to this Agreement, the parties will provide their respective Services in compliance with applicable Law and in substantially the same manner and at substantially the same service levels (in each case, subject to any changes that are reasonably required by virtue of the transactions contemplated by the Separation Agreement or by applicable Law or the rules and requirements of an applicable card network (including any Contract binding on Green Dot Bank or its Affiliates as of the Effective Date, and including the requirements set forth on Exhibit B) (“Network Rules”)) as the Bank and OldCo provided during the twelve (12)-month period prior to the Separation (the “Pre-Separation Period”).
Section 1.7 Service Issues. In the event of a material issue in the provision of the Services (each, a “Service Issue”), the party experiencing the Service Issue shall provide the other party with written notice of such Service Issue as soon as practicable. The parties shall reasonably cooperate with each other to remedy such Service Issue as soon as practicable and to mitigate any adverse effect on the Business, and subject to applicable Law, privilege and confidentiality obligations, each party shall provide the other party with any information reasonably necessary to remedy such Service Issue.

Section 1.8 Suspension of Services. If a Governmental Entity or applicable card network directs, or in the event of a change in applicable Law or Network Rules requiring, the suspension, limitation, or modification of any Bank Services, Bank may suspend such Services (including with respect to any Program Distributors) or applicable portions thereof upon written notice to OpCo, provided that (i) Bank shall first notify OpCo of the basis for exercising such suspension right, (ii) to the extent reasonably possible or not restricted by a Governmental Entity or applicable card network (including Law or Network Rules), the parties shall cooperate in good faith for a period of not less than five (5) Business Days following OpCo’s receipt of such notice to address the circumstances giving rise to such suspension right for the purpose of avoiding such suspension, (iii) Bank shall use commercially reasonable efforts to limit the scope and duration of the suspension to the affected aspects of the applicable Programs (including, for example, jurisdictions that may be subject to suspension) in the manner which shall have the least adverse impact on OpCo as may be required to comply with the Governmental Entity’s directive, change in applicable Law or Network Rules, (iv) the parties shall continue to coordinate in good faith to remediate or mitigate the causes and to end any suspension and resume the affected Services as soon as reasonably practicable, (v) once such circumstances are satisfactorily addressed, Bank shall end the suspension and resume the affected Services, and (vi) unless alternative bank providers of the affected Services are similarly affected by a change in applicable Law or Network Rules, if Bank does not terminate the suspension within 45 days of the date such suspension commenced (subject to the Designated Officers working in good faith to resolve the dispute pursuant to Section 2.3(b) during such period), Bank’s exclusivity under Section 1.5 shall not apply thereafter to the adversely affected Programs. Bank shall consult with OpCo in good faith with respect to possible mitigation or remediation actions in connection with the underlying cause(s) of such suspension. Nothing in this Section 1.8 shall be construed to require Bank to disclose any confidential supervisory information.
Section 1.9 Personnel; Resources. Each party agrees that it will (i) assign qualified, adequately trained, and efficient personnel to the performance of its Services and (ii) discharge its obligations under this Agreement in an efficient and timely manner and to exercise reasonable care in performing the Services. Each party shall provide reasonable access, upon reasonable request by the other party, to the relevant personnel who are assigned for the rendition of Services.
Section 1.10 Compliance with Laws. Each party shall be responsible for its own compliance with any and all Laws applicable to its performance of its obligations under this Agreement. Each party will be responsible for all fines and penalties assessed by any Governmental Entity due to such party’s actions or omissions, provided that such fine or penalty is not caused by or a result of the direct acts or omissions other party. Notwithstanding the foregoing, without prejudice to Bank’s specific obligations under this Agreement, Bank shall have ultimate decision making authority with respect to any unresolved dispute with respect to actions necessary for Bank or any program that is the subject of a Service Agreement or this Agreement to comply with applicable Law or Network Rules. Bank shall exercise such decision making authority reasonably and require changes only to the extent reasonably necessary to achieve compliance with applicable Law or Network Rules.
Section 1.11 Change in Laws. Without limiting Section 1.10, if a change in Laws or Network Rules (a “Change in Law”) will prevent or impede in any material respect a party from performing any of its material obligations under this Agreement, then within one hundred and eighty (180) days after the effective date of such Change in Law, the party affected by such Change in Law (the “Impacted Party”) shall provide written notice to the other party (the “Non-Impacted Party”), which notice shall describe in detail the applicable Change in Law and the provision or provisions of this Agreement affected by such Change in Law. Upon the receipt of such notice by the Non-Impacted Party, the parties shall enter into good faith negotiations for a period of not less than thirty (30) days as part of an effort to amend this Agreement to reduce or negate the impact of such Change in Law (a “Change in Law Amendment”). During such period, each Party shall work in good faith to enter into such Change in Law Amendment on terms that alter this Agreement in the manner which will have the least adverse impact to the Impacted Party as may be required to accommodate the Change in Law prior to the effectiveness of such Change in Law. If the parties are unable to agree to a Change in Law Amendment during such thirty (30) day period, then the matter shall be escalated to the Designated Officers of OpCo and Bank for an additional fifteen (15) day period. If, following such periods and compliance with their obligations under this Section 1.11, the parties are unable to agree to such Change in Law Amendment, and the Impacted Party is Bank and the result of such Change in Law is an inability of Bank to perform its material obligations hereunder, then

Bank’s exclusivity as provided in Section 1.5 shall not apply with respect to any Program or Service Agreement adversely affected by such Change in Law, unless alternative bank providers of the affected Services are similarly affected by a change in applicable Law or Network Rules.
Section 1.12 Disaster Recovery. Each party shall establish, maintain and regularly update disaster recovery, business resumption and contingency plans appropriate for the nature and scope of its Services under this Agreement. OpCo shall conduct testing on such plans at least semi-annually or at such other frequency as may be agreed between the parties. Each party shall provide the other with reasonable details of its plans and the results of such testing, including evidence of completion and any material findings or remediation actions. Bank may elect to participate in OpCo’s testing and may require OpCo to adhere to reasonable standards and procedures for its testing.
ARTICLE II
COVENANTS
Section 2.1 Information Sharing.
(a) Each party shall maintain current, complete and accurate books and records relating to the Services, including as may be required by applicable Law or Network Rules, and shall provide such information as may be reasonably requested by the other party to allow such party to perform its obligations under this Agreement.
(b) The parties acknowledge that the performance of the Services may be subject to regulation or examination by federal and state regulatory agencies. Each party shall provide any reports, data or other information reasonably requested by the other to comply with applicable Law or Network Rules or in connection with regulatory supervision and shall submit to any examination that may be required or requested by a Governmental Entity with audit and examination authority over the other party. Upon receipt of any regulatory request and to the extent permitted by applicable Law and Network Rules, each party shall promptly notify the other of any required reports, data or other information and shall consult with the other party before submitting any such reports, data or other information.
Section 2.2 Confidentiality.
(a) A party receiving Confidential Information (the “Receiving Party”) from the other party (the “Disclosing Party”) shall protect and hold all Confidential Information in strict confidence and protect all Confidential Information from unauthorized or inadvertent access, use, destruction, or disclosure in full compliance with this Agreement and all applicable Law and Network Rules, including by implementing, maintaining and enforcing appropriate data security.
(b) Unless required by applicable Law or Network Rules or with the Disclosing Party’s prior written consent, the Receiving Party shall not:
(i) use, reproduce, disseminate, modify, retain, or disclose any of the Confidential Information for any purpose other than to perform its obligations under this Agreement for which the Confidential Information is being disclosed, or for such Receiving Party’s internal recordkeeping purposes;
(ii) reverse engineer, sell or market any Confidential Information;
(iii) receive and maintain the Confidential Information without implementing reasonable internal controls and procedures to safeguard the security and confidentiality of such information; or
(iv) disclose any of the Confidential Information other than to its employees and representatives who have a reasonable need-to-know in order to discharge their obligations under this Agreement.
(c) The Receiving Party will be fully liable for the acts and omissions of its Representatives to whom it discloses the Confidential Information.

(d) “Confidential Information” means any and all confidential or proprietary non-public information or material, whether in electronic or hard copy format, that is generated, collected or utilized in Bank’s, OpCo’s, or their respective Affiliates’ business or operations. Without limitation, Confidential Information includes:
(i) trade secrets, source code and object code, other confidential intellectual property, technical and technological information, including designs, processes, methods, technical specifications, drawings, prototypes, troubleshooting guidelines, formulas, data, files, performance characteristics, computer software information and related documentation, databases, programs, systems engineering, research and development plans, disks and other storage media, drawings, notes, proposals, reports, photographs, hardware, card files and recordings;
(ii) financial information, such as overhead costs, profit margins, banking and financing data, budgeting data and reports, and pricing policies;
(iii) marketing and sales information, such as marketing and sales techniques and data, identification and authorizing source, account status and ability to pay, product development and delivery schedules, market research and forecasts, strategic planning, and marketing and advertising plans, techniques and budgets;
(iv) Bank’s, OpCo’s or their respective Affiliates’ overall strategies, the specific programs and strategies utilized and the success or lack of success of those programs and strategies; and
(v) customer and consumer nonpublic personal information, as defined by applicable Law, including the Gramm-Leach-Bliley Act (“NPI”).
(e) Confidential Information (other than NPI) does not include information that:
(i) is or becomes generally available to the public without breach of any obligation of confidentiality under this Agreement or any confidentiality agreement that the Receiving Party may have with a third party;
(ii) was already known to or was rightfully in the possession of the Receiving Party on a non-confidential basis prior to its disclosure by the Disclosing Party;
(iii) becomes available to the Receiving Party from a third party, provided that such third party is not subject to an obligation of confidentiality with the Disclosing Party;
(iv) is independently developed by the Receiving Party without reference to or reliance upon the Confidential Information of the other party;
(v) is approved in writing by the Disclosing Party for disclosure; or
(vi) is required to be disclosed by applicable Law or by an applicable Governmental Authority, but only to the extent so required and solely for such purpose, and the Receiving Party shall otherwise remain obligated to treat such information as Confidential Information pursuant to this Section 2.2.
Section 2.3 Oversight Committee.
(a) Each of OpCo and Bank shall establish a committee, consisting of two (2) persons appointed by OpCo and two (2) persons appointed by Bank, to oversee the management and coordination of the provision and receipt of Services pursuant to this Agreement and the Services Agreements (the “Oversight Committee”) (it being understood that the Oversight Committee shall be established solely for the purpose of serving as a forum for interaction between the parties and their affiliates, and not as an independent entity with authority to act on its own).
(b) The Oversight Committee shall meet as often as reasonably necessary in an effort to resolve disputes without the necessity of any formal proceeding relating thereto. If the Oversight Committee does not resolve a dispute within thirty (30) days, an officer or official of each of OpCo and Bank with settlement authority (each such officer, a “Designated Officer”), or their respective designees, shall negotiate in good faith in an attempt to resolve the dispute amicably. If such dispute has not been resolved to the mutual satisfaction of the parties within fifteen (15) Business Days (or such longer period as the parties may agree) after the dispute has been escalated in writing to the Designated Officers of OpCo and

Bank, then either party may initiate formal proceedings as permitted by this Agreement in accordance with Section 4.4. The foregoing requirements and limitations shall not prevent a party from (i) seeking any and all remedies available at Law, including injunctive relief in circumstances permitted by this Agreement, or (ii) terminating this Agreement (in whole or in part) in accordance with Article III.
Section 2.4 Information Security.
(a) The parties shall maintain information security policies, procedures and administrative, physical and technical safeguards appropriate to the Services. Each party shall protect the data of the other party shared or processed in connection with the Services consistent with the standards and guidelines set forth in Exhibit A attached hereto.
(b) In the event a party’s systems experience a security breach or similar incident affecting the data of the other party or its customers (a “Security Incident”), such party shall provide notice to the other party within twenty-four (24) hours of learning of the Security Incident and shall also provide regular updates to the other party of any material developments. The parties shall cooperate with respect to any required regulatory notices or mitigation or remediation actions in connection with such Security Incident
Section 2.5 Handling of Funds. Unless otherwise specified in an applicable Service Agreement, or otherwise agreed to by the parties, OpCo shall not receive, hold, control, or transmit end-customer funds. Any Service Agreement providing for the handling of end-customer funds shall specify settlement timelines, cutoffs, reconciliation cadence, exception handling, reserve triggers, and data delivery.
Section 2.6 Advice of Changes. Each party shall promptly advise the other parties of any action against it, including any pending or threatened litigation or action by a Governmental Entity, that would reasonably be expected to have a material adverse effect on the party’s ability to perform its obligations under this Agreement or any Service Agreement.
Section 2.7 Receipt of Criticism. In the event that Bank or OpCo receives a criticism in a report of examination or in a related document or written communication from, or is subject to any supervisory action by, or enters into an agreement with any regulatory authority with respect to any matter whatsoever relating the Services (a “Criticism”), the party receiving the Criticism shall advise the other party in writing and share the relevant portions of any written documentation received from the relevant regulatory authority to the extent not prohibited by applicable Law. Following receipt of such Criticism, the parties shall in good faith consult as to the appropriate action to be taken to address such Criticism. For clarity, nothing herein shall require a party to disclose any “confidential supervisory information” as defined under applicable Law.
Section 2.8 Legal Action. Each party shall promptly notify the other party of any legal action relating to the Services provided under this Agreement and shall use commercially reasonable efforts to assist the other party in complying with any subpoenas relating to such legal action.
Section 2.9 Customer Complaints. If a party becomes aware of a third party making a complaint to any other third party, including a government, regulatory, consumer protection or consumer advocacy agency (each, a “Reporting Agency”), which complaint asserts a legal, compliance or regulatory violation related to the Services (“Consumer Complaints”), such party will immediately forward to the other party the Consumer Complaint and all information and documentation related thereto to the extent permitted by applicable Law. Unless otherwise instructed or permitted, no party shall respond to any Reporting Agency on behalf of another party and if the Reporting Agency is a governmental or regulatory authority, no party will respond on its own behalf without obtaining the other party’s approval of such response. The parties shall reasonably and timely cooperate with each other in the investigation and resolution of any Consumer Complaints, including responding to any questions or requests for information from the other party but in any event within five (5) days.
Section 2.10 Taxes. Each party shall be responsible for the payment of any federal, state or local taxes or assessments with its own earnings and income associated with the transactions contemplated by this Agreement, or imposed upon it in relation to the performance of its obligations under this Agreement, and for compliance with all filing, registration and other requirements with regard thereto.
Section 2.11 Insurance. Each party shall maintain, at its own expense, for the duration of the Term insurance, including, but not limited to, cybersecurity insurance, with commercially reasonable terms, and shall regularly evaluate and adjust as necessary its coverage so that it is commensurate with the applicable Services’

scale. Confirmation of such insurance coverage and any documentation related thereto shall be provided upon reasonable request by a party. Each party shall notify the other party in writing of any material change or termination to cybersecurity insurance as soon as reasonably practicable, and in any event within thirty (30) days of such change or termination. All insurance policies shall be obtained from insurers rated at least “A VII” by A.M. Best, and Bank shall be named as an additional insured or loss payee, as applicable, on each policy obtained by OpCo.
Section 2.12 Indemnification.
(a) Each party agrees to indemnify, defend and hold harmless the other party, its Subsidiaries or Affiliates, and its and their respective officers, directors, employees and permitted assigns against any and all liabilities, suits, claims, losses, damages, costs and expenses (including, without limitation, penalties and interest levied by regulatory agencies or card association networks, reasonable attorneys’ fees and court costs) (“Losses”) arising out of or related to the indemnifying party’s gross negligence, willful misconduct, intellectual property infringement, or violation of applicable Law, except to the extent that such Losses arise out of the gross negligence, willful misconduct, intellectual property infringement, or violation of applicable Law of the Person seeking indemnification.
(b) If any claim or demand is asserted against a party (the “Indemnified Party”) by any Person who is not a party to this Agreement in respect of which the Indemnified Party may be entitled to indemnification under Section 2.12(a), written notice of such claim or demand shall promptly be given to any party or parties (the “Indemnifying Party”) from whom indemnification may be sought; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 2.12 except to the extent the Indemnifying Party is prejudiced by such failure. Within fifteen (15) days following receipt of written notice from the Indemnified Party relating to any claim, but no later than fifteen (15) days before the date on which any response to a complaint or summons is due, the Indemnifying Party will notify the Indemnified Party in writing if the Indemnifying Party elects to assume control of the defense and settlement of that claim (a “Notice of Election”).
(c) If the Indemnifying Party delivers a Notice of Election relating to any claim within the required notice period, the Indemnifying Party will be entitled to have sole control over the defense and settlement of such claim; provided that (i) the Indemnified Party will be entitled to participate in the defense of such claim and to employ counsel at its own expense to assist in the handling of such claim; and (ii) the Indemnifying Party will notify the Indemnified Party before ceasing to defend against such claim, and will not compromise or settle such claim without the Indemnified Party’s prior written consent if such compromise or settlement would impose a penalty or limitation upon the Indemnified Party, including an injunction or other equitable relief, or such compromise or settlement does not include the release of the Indemnified Party from all liability arising from or relating to such claim. After the Indemnifying Party has delivered a Notice of Election relating to any claim, the Indemnifying Party will not be liable to the Indemnified Party for any legal expenses incurred by the Indemnified Party in connection with the defense of that claim. In addition, the Indemnifying Party will not be required to indemnify the Indemnified Party for any amount paid or payable by the Indemnified Party in the settlement of any claim for which the Indemnifying Party has delivered a timely Notice of Election if such amount was agreed to without the written consent of the Indemnifying Party.
(d) If the party which is the Indemnifying Party does not deliver a Notice of Election relating to any claim within the required notice period, the Indemnified Party will have the right to defend the claim in such manner as it may deem appropriate, and the failure of the Indemnifying Party to deliver such Notice of Election will not affect the indemnification obligations of such party under this Agreement.
(e) When seeking indemnification, the Indemnified Party will at all times reasonably cooperate with the Indemnifying Party in the defense or settlement of any claim.
(f) Without prejudice to the parties’ rights and obligations in relation to the mitigation of losses at law or equity, the parties shall use commercially reasonable efforts to mitigate the quantum of losses and any other adverse consequences incurred or suffered by a party as a result of a breach by a Third-Party Provider or Program Distributor (to the extent the party is aware of such breach).

ARTICLE III
TERM; TERMINATION
Section 3.1 Initial Term. This Agreement is effective as of the Effective Date and will continue in effect for a period of seven (7) years unless earlier terminated in accordance with the terms of this Agreement (the “Initial Term”).
Section 3.2 Renewal Terms. This Agreement will automatically renew for consecutive one (1)-year periods (each, a “Renewal Term”) at the end of the Initial Term or the then-current Renewal Term unless either party elects not to renew this Agreement by providing the other party written notice of its intent not to renew this Agreement at least one hundred eighty (180) days prior to the end of the Initial Term or the then-current Renewal Term, as applicable.
Section 3.3 Transition Services. For a period of three hundred sixty-five (365) days following the termination of this Agreement for any reason (the “Transition Period” and, collectively with the Initial Term and any Renewal Term, the “Term”), performance by each party of its obligations under this Agreement will, at OpCo’s request, continue as needed to permit the orderly wind-down of the Services and the efficient and seamless transition of the Services by OpCo to another provider (the “Transition Services”); provided that such Transition Period will occur only to the extent the continued provision of Transition Services would comply with applicable Law and Network Rules. The terms of this Agreement shall remain in full force and effect during any Transition Period. The Transition Period may be ended prior to the expiration of the three hundred sixty-five (365)-day period by written notice to Bank from OpCo.
Section 3.4 Termination.
(a) This Agreement may be terminated by either party upon written notice to the other party if:
(i) the non-terminating party fails to make a payment of any material amount due and payable pursuant to this Agreement that is not disputed in good faith and such failure remains unremedied for a period of thirty (30) days after the non-defaulting party gives written notice thereof; or
(ii) the non-terminating party fails to perform, satisfy or comply with any obligation, condition, covenant or other provision contained in this Agreement, and:
(A) such failure has, or is likely to have, a material adverse effect on the value of this Agreement to the non-defaulting party, or constitutes a material violation of applicable Law that renders either party unable to substantially perform this Agreement; and
(B) such failure remains unremedied for a period of thirty (30) days after the other party gives written notice thereof specifying the nature of such failure in reasonable detail; provided, however, that this Agreement may not be terminated as a result of such failure if:
a. the party responsible for such failure initiates and diligently pursues a cure within such thirty (30)-day period, and such cure is completed within ninety (90) days from the date of written notice regarding such failure, or
b. the failure is acknowledged by the party responsible for such failure, such party has submitted to the other party a resolution plan for resolving such failure that is approved by the non-defaulting party, and the defaulting party is adhering to the terms of such resolution plan as approved by the non-defaulting party.
(b) In the event of a failure to perform, satisfy or comply with any obligation, condition, covenant or other provision contained in a Service Agreement that would otherwise give rise to a right of a party to terminate this Agreement, the terminating party may, in lieu of terminating this Agreement, terminate only such Service Agreement.
(c) Section 2.2, Section 3.3, Section 3.4, and Article IV shall survive termination of this Agreement.
Section 3.5 Return or Destruction. Upon termination of this Agreement, or at any time upon the written request of a party, the other party shall return, or at its election destroy, all Confidential Information of the other party in its possession or in the possession of a third party over which such party has or may exercise control. Notwithstanding the foregoing, the parties may retain any Confidential Information to the extent (a) required by Law or bona fide internal compliance or document retention policies or (b) it is electronically stored pursuant to automatic back-up storage or archival procedures or systems, is not readily available to an end user and cannot be expunged without considerable effort. Notwithstanding the return, destruction or retention of Confidential Information in accordance with this Section 3.5, any retained Confidential Information will continue to be kept confidential and subject to the confidentiality terms of this Agreement.
ARTICLE IV
MISCELLANEOUS
Section 4.1 Interpretation. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms “Article,” “Section,” and “Schedule” are references to the Articles, Sections, and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto, and references to the “date hereof” mean the date of this Agreement; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form (including e-mail); (h) provisions shall apply, when appropriate, to successive events and transactions; (i) Green Dot, OpCo and Bank have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement; (j) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; (k) a reference to any Person includes such Person’s successors and permitted assigns; (l) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (n) to the extent that this Agreement requires an Affiliate or Subsidiary of any party to take or omit to take any action, such covenant or agreement includes the obligation of such party to cause such Affiliate or Subsidiary to take or omit to take such action; (o) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number; and (p) the word “extent” in the phrase “to the extent” will mean the degree to which a subject or other theory extends and such phrase will not mean “if”.
Section 4.2 Headings. The Section and Article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.
Section 4.3 Governing Law; Waiver of Jury Trial.
(a) This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 4.11.
(b) EACH PARTY TO THIS AGREEMENT WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE SEPARATION AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH, INCLUDING ANY OTHER ANCILLARY AGREEMENT, OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT, THE SEPARATION AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH, INCLUDING ANY OTHER ANCILLARY AGREEMENT, OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS

CONTEMPLATED HEREIN OR THEREIN. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 4.3. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 4.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.
Section 4.4 Dispute Resolution.
(a) Any dispute, controversy or claim of any and every kind or type, whether based on contract, tort, statute, regulations or otherwise, arising out of, in connection with or relating in any way to this Agreement, the relationship of the parties hereto, the obligations of the parties hereto or the operations carried out under this Agreement, including any dispute as to the existence, validity, construction, interpretation, negotiation, performance, non-performance, breach, termination or enforceability of this Agreement shall initially sought to be resolved by non-binding confidential mediation administered by the American Arbitration Association (the “AAA”) and conducted in accordance with the Commercial Mediation Procedures of the AAA. The location of the mediation shall be Delaware. The parties hereto shall share equally in the costs of mediation; provided, however, that each party shall bear its own legal fees and expenses in connection with the mediation. If the parties do not reach agreement on a mutually agreeable mediator within twenty (20) days of when either party first proposes mediation or the parties fail to reach a resolution within a period of sixty (60) days from the first meeting of the parties in mediation, then the dispute shall be finally resolved by and be subject to the exclusive jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County. Each party hereby irrevocably waives, to the fullest extent permitted by law, (i) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court; (ii) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum; and (iii) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum Each party retains the right to seek judicial assistance: (A) to obtain interim measures of protection prior to or pending mediation, (B) to seek injunctive relief, and (C) to enforce any final settlement agreed during mediation.
(b) All offers, promises, conduct and statements, whether written or oral, made in the course of conducting the negotiations or in mediation by either of the parties hereto, their agents, employees, experts and attorneys, are confidential, privileged and inadmissible for any purpose, including impeachment, in any litigation, or other proceeding involving the parties; provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the negotiation or mediation.
Section 4.5 Entire Agreement. This Agreement, the Separation Agreement and the other Ancillary Agreements, together with the Exhibits and Schedules hereto and thereto, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing, and there are no agreements, understandings, representations or warranties between the parties hereto with respect to the subject matter of this Agreement other than those set forth or referred to in this Agreement.
Section 4.6 Limitations of Liability.
(a) Neither party’s aggregate liability to the other party with respect to the matters contemplated by this Agreement shall exceed the aggregate amount of fees actually paid or payable pursuant to this Agreement, except in the case of such first party’s gross negligence, willful misconduct or fraud in connection with its performance of obligations under this Agreement; and
(b) Neither party shall have any liability to the other party for any consequential, special, incidental, exemplary, indirect, punitive, or similar damages whatsoever (including lost revenue or profits, diminution of value, or damages calculated on multiples of revenue, earnings or other metrics approaches) (unless such damages are awarded by a court of competent jurisdiction in respect of a third-party claim), arising from any Action relating to this Agreement or any of the Services, whether such Action is based on warranty, contract, tort (including negligence or strict liability) or otherwise. No party shall be entitled to recover more than one dollar in respect of each dollar of loss.
Section 4.7 Counterparts. This Agreement may be executed in two (2) or more counterparts, all of which shall be considered an original, with the same effect as if the signatures thereto and hereto were upon the same instrument and shall become effective when one (1) or more such counterparts have been signed by each party and delivered (by facsimile, e-mail, or otherwise) to the other party. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” from, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.
Section 4.8 No Third-Party Beneficiaries. Except for Section 2.12, which is intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto, are not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof or thereof.
Section 4.9 Expenses. Except as otherwise set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (including the provision of the Services) shall be paid by the party incurring such costs and expenses.
Section 4.10 Intellectual Property Ownership; Licenses.
(a) Each party shall own any intellectual property developed by such party, and nothing in this Agreement shall have the effect of transferring any right, title or interest in any intellectual property unless expressly agreed in writing between the parties otherwise, or unless the parties expressly agree to such transfer. The parties agree that the parties do not intend to jointly develop or create any intellectual property under or in connection with the rendition or receipt of Services, and if any intellectual property is developed through the combined efforts of the parties during the Term, it shall be developed pursuant to a development agreement, which shall be negotiated in good faith, and entered into, by the parties prior to commencement of work for the development of such intellectual property.
(b) Solely to the extent reasonably required for the provision or receipt of the Services in accordance with this Agreement, each Party (as applicable, the “Licensor”), for itself and on behalf of its Affiliates, hereby grants to the other (as applicable, the “Licensee”) (and the Licensee’s Affiliates) a non-exclusive, revocable (solely as expressly provided in this Agreement), non-transferable, non-sublicensable (except to third parties as required for the provision or receipt of Services, but not for their own independent use), royalty-free, worldwide license during the Term to use the intellectual property owned by the Licensor or its applicable Affiliate in connection with this Agreement, but only to the extent and for the duration necessary for the Licensee to provide or receive the applicable Service under this Agreement. The foregoing license shall terminate immediately upon the expiration or earlier termination of this Agreement in accordance with the terms hereof.
(c) Effective as of the Closing, OpCo, on behalf of itself and its Affiliates, hereby grants, and shall cause any of its applicable Affiliates to grant, to Bank and its Affiliates, during the term of this Agreement and for a transitional period of up to eighteen (18) months immediately following the expiration or termination of this Agreement (or, solely to the extent reasonably necessary due to regulatory requirements or other obligations under applicable Law, such longer period as reasonably necessary in accordance therewith, not to exceed an additional twelve (12) months), a worldwide, royalty-free, non-transferable, non-exclusive license to continue to use and display the Marks constituting Transferred Intellectual Property and used in any operations of the Bank as of the Closing Date (including for the use of “Green Dot Bank” and associated Marks) (“Transitional Marks”), solely for the continued operations of the Bank in a manner reasonably consistent with the Bank’s and its Affiliates’ use and display of the Marks prior to the Closing Date, or otherwise for the provision of the Services as set forth hereunder. The Bank may sublicense the rights granted in this Section 4.10(c) to its Affiliates, together with its and their authorized distributors, vendors, subcontractors, and resellers acting on behalf of the Bank and its Affiliates, solely for the purposes permitted under this Section 4.10(c). All use of the Transitional Marks by the Bank and its Affiliates, and the Bank will use commercially reasonable efforts (consistent with past practice) to ensure that the use of the Transitional Marks by any sublicensee, shall be consistent with the standards of and reputation for quality in effect for the use of the Transitional Marks prior to the date hereof. Without in any way limiting the foregoing, the Bank shall, at its sole expense, use the Transitional Marks in a manner that complies in all material respects with all applicable Laws pertaining to its operations. Any and all goodwill arising from the Bank’s and its sublicensees’ use of the Transitional Marks as permitted in this Section 4.10(c) shall inure solely to the benefit of OpCo and its applicable Affiliates that own the applicable Transitional Marks.
Section 4.11 Notices. All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or when received in the form of a email transmission (without receipt of a delivery failure notice), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)	If to Bank:

[•]

with a copy (which shall not constitute notice) to:

[•]

(b)	If to OpCo:

[•]

with a copy (which shall not constitute notice) to:

[•]

Section 4.12 Successors and Assigns. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either party without the prior written consent of the other party, except that the party providing Services (in such capacity, “Provider”) may, in fulfilling its obligations set forth pursuant to the applicable Service Agreement, transfer or assign, in whole or in part, any of its rights, interests or obligations under this Agreement to any wholly-owned Subsidiary of Provider without the consent of the receiving party (in such capacity, “Recipient”); provided, that such Subsidiaries remain wholly-owned Subsidiaries of Provider during the Term and any such transfer or assignment shall not relieve Provider of any of its obligations under this Agreement.
Section 4.13 Representations and Warranties. Each of Bank and OpCo represents and warrants to the other that (a) it is duly organized, validly existing and in good standing under the laws of the state of its formation; (b) it is duly qualified and properly licensed to do business in each jurisdiction where authorization or licensure is required to provide the Services; (c) it has the power and authority to grant the rights and perform the obligations to which it commits herein; (d) the execution of this Agreement by the person representing it will be sufficient to render this Agreement binding upon it; (e) neither its performance hereunder nor the exercise by the other parties of rights granted by the warranting party hereunder will violate any applicable Law, or the legal rights of any third parties, or the terms of any other agreement to which the warranting party is or becomes a party; and (f) it has and will maintain an adequate system of internal controls and procedures for financial reporting. Each party is separately responsible for ensuring that its performance and grant of rights do not constitute any such violation during the Term. Each of the foregoing representations and warranties and any other representations and warranties made throughout this Agreement will be deemed provided by the parties on the Effective Date and will be continuous in nature throughout the Term.
Section 4.14 Relationship of Parties. The parties agree that they are independent contractors to each other in performing their respective obligations hereunder. Nothing herein shall be deemed, nor shall it cause, the parties to be treated as partners, joint venturers or otherwise as joint associates for profit.

Section 4.15 Further Assurances. The parties hereto agree that, from time to time, consistent with the terms and conditions hereof, each of the parties hereto shall execute and deliver any additional documents, agreements or instruments, and use their reasonable best efforts to take such other actions as the other reasonably requests in order to fully implement the transactions contemplated by this Agreement.
Section 4.16 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with. The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
Section 4.17 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 4.18 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.
Section 4.19 Force Majeure. No party hereto shall be deemed in default of this Agreement for any delay or failure to fulfill any obligation hereunder so long as and to the extent to which any delay or failure in the fulfillment of such obligations is prevented, frustrated or delayed as a consequence of circumstances of Force Majeure. Without limiting the termination rights contained in this Agreement, in the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of the delay. A party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such Force Majeure, (a) provide written notice to the other party of the nature and extent of such Force Majeure; and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement as soon as reasonably practicable unless this Agreement has previously been terminated in accordance herewith. The applicable Recipient shall be relieved of the obligation to pay fees or charges for the affected Service(s) throughout the duration of such Force Majeure. For purposes of this Agreement, “Force Majeure” means with respect to a party, an event beyond the reasonable control of such party (or any Person acting on its behalf), which event (a) does not arise or result from the fault or negligence of such Party (or any Person acting on its behalf) and (b) by its nature would not reasonably have been foreseen by such party (or such Person), or, if it would reasonably have been foreseen, was unavoidable, and includes acts of God, embargoes, epidemics, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, labor problems or unavailability of parts, or, in the case of computer systems, any significant and prolonged failure in electrical or air conditioning equipment. Notwithstanding the foregoing, the inability to obtain sufficient funds needed for the performance of a party’s obligation hereunder shall not be deemed an event of Force Majeure.
[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the first day above written.

GREEN DOT BANK

By:
Name:
Title:

GREEN DOT OPCO, LLC

By:
Name:
Title:

SCHEDULES
Provisions to be developed and documented in the Service Agreements to include those listed below, among others.
•	Bank’s provision of general banking services (if necessary), including treasury, cash management, deposit account, wire processing, settlement and reconciliation, credit monitoring, etc.;
•	Fee structure, service levels, invoicing terms and revenue sharing, policies and procedures (e.g., BSA/AML) and change management for each Service;
•	Information retention and sharing requirements;
•	Membership in card networks, sponsorship of OpCo into card networks, Bank’s sponsorship of bank identification numbers, and compliance with appropriate security standards;
•	Creation and maintenance of end-user accounts and issuance of cards and sponsorship of BINs for the cards;
•	Bank’s extension of credit to customers and end-users in connection with any income tax refund transfer and other credit or lending programs;
•	Bank’s maintenance of accounts for use by disbursement clients and network members;
•	Bank’s maintenance of accounts and disbursement of funds for tax refund transfer service program.
•	OpCo’s rights and responsibilities in connection with management and administration of consumer and B2B payments, income tax refund transfer and other programs offered from time to time.

EXHIBIT A

Information Security Requirements1
[1]
Note to Form: Parties to finalize Information Security Requirements based on Services, but must include (i) U.S.-only hosting, (ii) SOC Type II audits, (iii) encryption requirements, (iv) incident timelines, (v) requirements with respect to bank, network and regulator auditability and (vi) disconnect rights.

EXHIBIT B

Network Requirements2
[2]	Note to Form: To codify network requirements as required by applicable network rules/contracts and applicable ACH requirements.

Schedule I

Business Assets
“Business Assets” shall mean:
(A) except for any Excluded Asset, all assets of Parent and its Subsidiaries (for clarity excluding Parent Bank, which will no longer be a Subsidiary of Parent at the time of the Sale) (including the Transferred Entities) as of the Closing, including the following assets:
(i) all of the equity interests in the Transferred Entities other than Parent (the “Purchased Interests”) and all of the equity interests in Parent after giving effect to the Mergers, the Conversion and the Distribution (the “LLC Interests”);
(ii) any and all machinery, equipment, hardware, furniture, fixtures, tools, and all other tangible personal property (excluding IT Systems) (collectively, “Tangible Personal Property”) of the Transferred Entities (the “Transferred Tangible Personal Property”);
(iii) all non-Tax credits, prepaid expenses, deferred charges, advance payments, refunds, security deposits and prepaid items of the Transferred Entities (collectively, “Business Prepaids”);
(iv) (a) each Contract to which Parent or any of its Subsidiaries is a party or by which any of its assets is bound that is exclusively related to the Business (other than leases and subleases in respect of real property), and each enterprise-wide Contract and each Contract with respect to off-the-shelf software to which Parent or any of its Subsidiaries is a party, (b) subject to Section 6.4, those portions, and only those portions, of any Commingled Contract to which Parent or any of its Subsidiaries is a party that relate to the Business, including the Commingled Contracts set forth on Section I(iv)(b) of the Parent Disclosure Schedule (collectively, such Contracts or portion of such Contracts, as the case may be, described in clauses (a) and (b), the “Specified Business Contracts”), and (c) the leases and subleases set forth on Section I(iv)(c) of the Parent Disclosure Schedule (the “Business Leases”), and the real property governed by such leases (collectively, the “Business Leased Real Property”);
(v) any and all Permits held by the Transferred Entities (collectively, “Business Permits”);
(vi) all Intellectual Property that is owned by Parent or any of its Subsidiaries and is Used in the Business, including any goodwill related thereto (including the right to seek and retain damages and payments for past, present or future infringement, misappropriation or dilution thereof or other conflict therewith, the right to sue and recover for past, present or future infringement, misappropriation or dilution thereof or other conflict therewith, and any and all corresponding rights that, now or hereafter may be secured throughout the world) (which, for the avoidance of doubt, excludes the Intellectual Property set forth on Section I(vi) of the Parent Disclosure Schedule) (“Transferred Intellectual Property”) and all IT Systems Used in the Business (the “Business IT Systems”);
(vii) copies of any and all documents, instruments, papers, books, data (including Personal Data only to the extent transferable with the Business) and datasets, databases, records (other than Tax Returns and other books and records related to (x) Taxes of New CommerceOne or any of its Subsidiaries (except to the extent exclusively related to the Taxes of the Transferred Entities) or (y) any CommerceOne Consolidated Group (collectively, the “New CommerceOne Tax Records”)), catalogs, brochures, sales literature, promotional materials, vendor lists, customer lists, pricing lists, regulatory records, certificates and other documents and business records, in each case, in each case to the extent related to the Business and in the possession or control of Parent or any of its Subsidiaries, other than (1) to the extent Parent and its Subsidiaries are required by Law to retain any portion of such books, records or other materials, (2) personnel and employment records for Business Employees and Former Business Employees (except as provided in clause (viii) below) and (3) for the avoidance of doubt, any books, records or other materials that may be located in a facility of the Business (including the Business Leased Real Property) to the extent not primarily related to the Business (collectively, the “Business Books and Records”); provided that, with respect to any Business Books and Records, the CommerceOne Group shall be permitted to keep (A) copies of such Business Books and Records to the extent required by Law, (B) copies of such Business Books and Records to the extent related to the

Retained Businesses and (C) copies of such Business Books and Records in the form of so-called “back-up” electronic tapes in the ordinary course of business in accordance with the CommerceOne Group’s bona fide “back-up”, document retention or similar policies;
(viii) any personnel records for Business Employees and Former Business Employees (to the extent the transfer thereof pursuant to this Agreement is not prohibited by Law) (the “Transferred Personnel Records”);
(ix) any and all claims, causes of action, defenses, rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent), to the extent related to or arising out of the Business, any Business Asset or any Business Liability, and all proceeds of any settlement of any such claims, counterclaims, causes of actions or defenses (for the avoidance of doubt, other than any claims, causes of action, defenses, rights of offset or counterclaim, or settlement agreements to the extent related to or arising out of the Retained Businesses, any Excluded Asset or any Excluded Liability);
(x) the goodwill, if any, of the Business;
(xi) all Cash held by the Transferred Entities (collectively with any cash identified on Section I(B) of the Parent Disclosure Schedule, the “Transferred Cash”);
(xii) all accounts or notes receivable, and any security, claim, remedy or other right related to any of the foregoing, and all other current assets, in each case held by the Transferred Entities, for the avoidance of doubt, including intercompany receivables to the extent not settled or eliminated pursuant to Section 6.6 or Section 6.7, receivables related to customer deposits in respect of gift cards and reimbursements owed to Parent or any of its Subsidiaries from Parent Bank, to the extent not settled or eliminated pursuant to Section 6.6 or Section 6.7 (collectively with any accounts or notes receivable, any security, claim, remedy or other right related to any of the foregoing and all other current assets, in each case, identified on Section I(B) of the Parent Disclosure Schedule the “Business Current Assets”);
(xiii) all Transferred Entity Benefit Plans, and any and all assets related thereto; and
(xiv) subject to Section 6.17, all insurance policies of Parent and its Subsidiaries and all rights under such insurance policies, excluding Parent’s and its Subsidiaries’ bank-owned life insurance policies;
(B) all assets of Parent Bank set forth on Section I(B) of the Parent Disclosure Schedule; and
(C) such other assets of Parent Bank as may be agreed by the parties acting reasonably and in good faith; it being understood that the commercial intention of the parties is to transfer to Purchaser all assets (except as otherwise expressly provided herein) Used in the Business; provided that no such transfer would have the effect of decreasing the equity of Parent Bank, as determined in accordance with GAAP.

Schedule II

Business Liabilities
“Business Liabilities” shall mean:
(A) all Liabilities of Parent and its Subsidiaries (for clarity excluding Parent Bank, which will no longer be a Subsidiary of Parent at the time of the Sale) (including the Transferred Entities) to the extent related to, arising out of or resulting from the Business Assets or the Business, other than the Liabilities identified as Excluded Liabilities, in each case whether accruing or arising prior to, on or after the Closing, including the following:
(a) all Liabilities to the extent that Purchaser or the Transferred Entities are expressly liable under this Agreement or any Ancillary Agreement;
(b) all Liabilities to the extent relating to or arising out of the Specified Business Contracts or the Business Leases;
(c) (i) all Liabilities in respect of Business Employees, Former Business Employees (including current or former employees of Green Dot (Shanghai) Software Technology Co., Ltd.) and current or former consultants or independent contractors of the Business, in each case in connection with their employment or engagement (as applicable) with the Business or the termination thereof, including all Liabilities assumed by Purchaser under Article VII and (ii) 50% of the Equity Award Tax Obligations, except, in each case, as otherwise set forth in Article VII; provided, however, for the avoidance of doubt, that the foregoing Liabilities do not include any Liabilities in respect of current or former employees, consultants or independent contractors of the Retained Business;
(d) all Liabilities related to all accounts payable and other current liabilities of the Business or the Transferred Entities;
(e) any and all Liabilities of the Transferred Entities and the Business for Taxes imposed with respect to, arising out of, or relating to the Business Assets, the Business Liabilities or the Business, other than Excluded Taxes (and including, for the avoidance of doubt, any Transfer Taxes allocable to Purchaser pursuant to Section 8.4);
(f) 50% of the Shared Reimbursement Liabilities;
(g) 50% of all fees, costs and expenses arising directly from the completion by Parent and its Subsidiaries of the Pre-Closing Transfers; and
(h) all indebtedness for borrowed money set forth on Section II(h) of the Parent Disclosure Schedule (“Business Indebtedness”).
(B) all Liabilities of Parent Bank set forth on Section II(B) of the Parent Disclosure Schedule;
(C) such other Liabilities of Parent Bank as may be agreed by the parties acting reasonably and in good faith; it being understood that the commercial intention of the parties is to transfer to Purchaser the Liabilities that relate to, arise out of or result from the Business Assets or the Business.

Schedule III

Excluded Assets
“Excluded Assets” means the following assets and properties of Parent or any of its Subsidiaries (including the Transferred Entities):
(i) any and all Tangible Personal Property owned by Parent Bank, other than the Transferred Tangible Personal Property;
(ii) all non-Tax credits, prepaid expenses, deferred charges, advance payments, refunds, security deposits, prepaid items and accounts receivable and other current assets owned by Parent Bank, in each case other than the Business Prepaids and the Business Current Assets;
(iii) any and all Contracts and portions of Contracts, other than the Specified Business Contracts and the Business Leases (collectively, the “Excluded Contracts”);
(iv) any and all Permits owned by Parent Bank, other than the Business Permits;
(v) any and all Intellectual Property owned by Parent Bank, other than the Transferred Intellectual Property;
(vi) any and all documents, instruments, papers, books, records, videos, podcasts, posts, books of account and files, catalogs, brochures, sales literature, promotional materials, vendor lists, customer lists, pricing lists, regulatory records, certificates and other documents and business records, in each case other than the Business Books and Records;
(vii) any personnel records, other than the Transferred Personnel Records;
(viii) all New CommerceOne Tax Records;
(ix) any and all Bank Benefit Plans, and any and all assets related thereto;
(x) Parent’s and its Subsidiaries’ bank-owned life insurance policies;
(xi) any and all claims, causes of action, defenses, rights of offset or counterclaim, or settlement agreements (in any manner arising or existing, whether choate or inchoate, known or unknown, contingent or non-contingent), to the extent related to or arising out of the Excluded Assets or Excluded Liabilities, and all proceeds of any settlement of any such claims, counterclaims, causes of actions or defenses;
(xii) all Cash held by Parent Bank, other than any Transferred Cash;
(xiii) all Tax assets of New CommerceOne and its Subsidiaries (other than the Transferred Entities), whether or not derived from the Business and whether or not existing prior to the Closing, and all Tax refunds, overpayments, credits or receivables in respect of Excluded Taxes;
(xiv) the minute books and corporate records of Parent and its Subsidiaries (other than the Transferred Entities); and
(xv) all other assets of Parent Bank that do not constitute Business Assets.

Schedule IV

Excluded Liabilities
“Excluded Liabilities” shall mean all of the following Liabilities of Parent and its Subsidiaries (including the Transferred Entities), in each case whether accruing or arising prior to, on or after the Closing:
(i) all Liabilities to the extent related to, arising out of or resulting from any Excluded Assets or the Retained Businesses (other than any Liabilities for which Purchaser or any of its Affiliates expressly has responsibility pursuant to the terms of this Agreement or any Ancillary Agreement, and other than Liabilities that are separately allocated pursuant to any other agreement or transaction related to such Excluded Assets between any member of the CommerceOne Group, on the one hand, and Purchaser or any of its Affiliates, on the other hand, including any commercial or other agreements unrelated to this Agreement, as applicable);
(ii) all Liabilities under the Excluded Contracts;
(iii) all Liabilities which New CommerceOne and its Subsidiaries (other than the Transferred Entities) expressly retain under this Agreement or any Ancillary Agreement;
(iv) without duplication, all (a) Taxes of New CommerceOne and its Affiliates (other than the Transferred Entities), (b) Taxes of the CommerceOne Consolidated Group, (c) Taxes of any affiliated, consolidated, combined, or unitary Tax group of which any Transferred Entity was a member prior to Closing (including any such Taxes imposed pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of Law) and (d) Transfer Taxes allocable to New CommerceOne pursuant to Section 8.4 (clauses (a) through (d), collectively, “Excluded Taxes”);
(v) all Liabilities to the extent related to, arising out of or resulting from (a) any Bank Benefit Plan (other than as expressly provided for under this Agreement) and (b) the employment or engagement, or termination of employment or engagement of, any director, officer, employee, consultant or independent contractor of Parent Bank or the Retained Business (in their capacity as such), but excluding Liabilities otherwise with respect to any Business Employees or Former Business Employees (including current or former employees of Green Dot (Shanghai) Software Technology Co., Ltd.) or current or former consultant or independent contractor of the Business;
(vi) any indebtedness for borrowed money of Parent or any of its Subsidiaries (other than the Transferred Entities), other than the Business Indebtedness;
(vii) data security incidents and privacy violations at Parent Bank arising out of compliance with Parent Bank’s Gramm-Leach-Bliley Act policies first occurring or discovered prior to Closing;
(viii) 50% of the Shared Reimbursement Liabilities;
(ix) 50% of all fees, costs and expenses arising directly from the completion by Parent and its Subsidiaries of the Pre-Closing Transfers;
(x) the Equity Award Obligations;
(xi) the Specified Liabilities; and
(xii) all Liabilities as set forth on Section IV(xii) of the Parent Disclosure Schedule.

Schedule V

Certain MSA Terms
The following table summarizes the services anticipated to be provided by New CommerceOne pursuant to the MSA and the contemplated pricing amounts / metrics to be paid by Purchaser in connection therewith:

MSA Category	Description	Pricing Amt	Pricing Metric	Calculation Summary
Retail	Represents transactions originating from retail distribution partners (e.g., in- store card loads, cash reloads, or purchases at participating merchants)	Tiered as a percentage of Net Interchange Revenue for each program as follows: $0 – 2.5mm (87.5% / 12.5%) $2.5 – 5.0mm (88.75%/ 11.25%) > $5mm (90.0% / 10.0%)		For each of Retail, Direct, Paycard, and BaaS, the applicable amounts shall be calculated on a monthly basis in accordance with the tiered program structure specified in this Agreement
Direct	Applies to direct- to-consumer transactions initiated via Green Dot’s proprietary platforms (e.g., website, mobile app, or call center)
Paycard	Covers payroll card programs (excluded from Pathward) where BankCo issues cards for employer- sponsored wage disbursement
BaaS	Represents programs delivered through third-party BaaS partners offering Green Dot- branded or co- branded accounts; includes servicing, tech integration, etc.
Money Processing	Encompasses disbursement and money movement services, including ACH transfers, GDN loads, and retail cash Txs.; pricing by volume	• $0.042 per ACH transaction • $4.11 per inbound wire transaction • $4.11 per outbound wire transaction • {GDN} • {Other}
Total bank sponsorship costs attributable to Money Processing segment calculated as a summation of i) monthly ACH units multiplied by pricing per ACH transaction, ii) monthly wires sent multiplied by pricing per outbound wire transaction and iii) monthly wires received multiplied by pricing per inbound wire transaction

LBP	Fees for handling deposits and balance loads into consumer accounts associated with the largest banking partner	0.05% of monthly deposits or 0.60% of the average annual deposit balance		Total bank sponsorship costs attributable to the largest BaaS partner calculated as total monthly deposits attributable to the BaaS segment multiplied by a fixed rate of 0.05% per month

MSA Category	Description	Pricing Amt	Pricing Metric	Calculation Summary
Tax	Covers refund transfer for tax programs (e.g., IRS and state refunds processed via BankCo); includes Professional, Franchise and DIY	Franchise, Pro and DIY: $0.20 per refund transfer		Total bank sponsorship costs attributable to the Tax segment calculated as the total monthly refund transfers across Franchise, Pro, and DIY, each multiplied by the fixed rate of $0.20 per transfer
ODP	Applies to overdraft protection services offered on eligible consumer accounts; fees based on a % of revenue generated from program participation and usage	2.0%	% of gross revenue	Total ODP bank sponsorship payout calculated as 2% of monthly gross Overdraft Protection revenue
Interest Share / Non-swept Deposit Pricing	Represents allocation of interest income between OpCo and BankCo on non-interest sharing deposit balances	40.0% of interest income flows to OpCo based on the applied ADB Balance, which is calculated as total non-BaaS deposits multiplied by IORB minus a floor of 50 bps
Total interest share attributable to non-swept deposits calculated on a monthly basis as total non- BaaS deposits multiplied by the applicable base rate or IORB minus a floor of 50 bps to determine the non-BaaS deposit yield; the resulting yield is then multiplied by 40.0% to determine total interest share

Brand Incentive Proceeds	Rebates, incentives, marketing funds, and similar amounts paid by a card network or brand in connection with a Program’s card activity. Brand Incentive Proceeds are excluded from Net Interchange and are accounted for separately	10%	% of proceeds
Total Brand Incentive Proceeds calculated on a monthly basis as total program-level brand incentive revenue (including rebates, incentives, marketing funds, and other brand-paid amounts) multiplied by the fixed 10% share to determine the bank sponsorship payout

1. ADB =Average Deposit Balance; IORB = Interest on Reserve Balance
2. TX = Transaction; DIY = Do It Yourself
For illustrative purposes only, Section 6.16 of the Parent Disclosure Schedule sets forth, as of the date hereof, a sample calculation of the payments anticipated to be made by Purchaser to New CommerceOne under the Master Services Agreement in calendar year 2026 (the “Illustrative Calculation”). Payments will be pro rated based on the number of days from the Closing Date through December 31, 2026. The Illustrative Calculation represents an example calculation methodology that the parties may use to achieve the Purchaser’s total aggregate payments under the Master Services Agreement in calendar year 2026; provided, however, that the parties acknowledge and agree that the final methodology for calculating such payments shall be refined and mutually agreed upon by the parties prior to the Closing Date.

Annex C
SUPPORT AGREEMENT
This Support Agreement (this “Support Agreement”) is dated as of November 23, 2025, by and among CommerceOne Financial Corporation, an Alabama corporation (“Acquiror”), Compass Sub North, Inc., a Delaware corporation (“New CommerceOne”), Green Dot Corporation, a Delaware corporation (the “Company”), and the Persons set forth on Schedule I hereto (each, a “Stockholder” and collectively, the “Stockholders”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below). “Ancillary Agreements” shall have the meaning ascribed to such term in that certain Separation Agreement, dated as of even date herewith, by and among the Company, New CommerceOne and Green Dot OpCo, LLC, a Delaware limited liability company (the “Separation Agreement”).
RECITALS
WHEREAS, as of the date hereof, each Stockholder is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of such classes or series of CommerceOne Common Stock and securities in respect of shares of CommerceOne Common Stock as are indicated opposite such Stockholder’s name on Schedule I attached hereto (all such shares of CommerceOne Common Stock and such securities issued in respect of, upon conversion of or in exchange for the CommerceOne Common Stock (including by dividend, distribution, split-up, recapitalization, combination, merger or exchange of shares), including New CommerceOne Common Stock, together with any shares of CommerceOne Common Stock or such securities of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) that are hereafter acquired by any such Stockholder during the period from the date hereof through the Expiration Time are referred to herein as the “Subject Shares”);
WHEREAS, contemporaneously with the execution and delivery of this Support Agreement, Acquiror, New CommerceOne, Compass Sub East, Inc., a Delaware corporation and a direct wholly owned subsidiary of New CommerceOne (“Merger Sub One”), Compass Sub West, Inc., a Delaware corporation and a direct wholly owned subsidiary of Compass Sub Northwest, Inc. (“Merger Sub Two”), and the Company have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, (a) Merger Sub One will merge with and into Acquiror with Acquiror surviving, and Merger Sub Two will merge with and into the Company with the Company surviving, and (b) following such merger and as part of a single, integrated transaction, Acquiror will merge with and into New CommerceOne with New CommerceOne surviving, on the terms and conditions set forth therein (the “Mergers”); and
WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
SUPPORT AGREEMENT; LOCK-UP; COVENANTS
Section 1.1 Binding Effect of Merger Agreement. Each Stockholder hereby acknowledges that it has read the Merger Agreement and this Support Agreement and has had the opportunity to consult with its tax and legal advisors. Each Stockholder shall be bound by and comply with Sections 6.11 (Acquisition Proposals) and 6.12 (Public Announcements) of the Merger Agreement (and any relevant defined terms contained in any such Sections) as if (a) Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) such provisions applied to such Stockholder to the extent they apply to CommerceOne.
Section 1.2 Lock Up; No Transfer.
(a) Subject to Section 1.2(b), during the period commencing on the date hereof and ending on the earlier of (i) the one (1)-year anniversary of the Closing Date and (ii) such date and time as the Merger Agreement shall be validly terminated in accordance with Article VIII thereof (the earlier of clauses (i) and (ii), the “Expiration Time” and such period, the “Lock-Up Period”), the Stockholders shall not (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Shares, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares (clauses (A) and (B) collectively, a “Transfer”) or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B).
(b) Notwithstanding the provisions set forth in Section 1.2(a), each Stockholder or its respective Permitted Transferees (as defined below) may Transfer the Subject Shares during the Lock-Up Period (i) to any Affiliates of such Stockholder; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is such individual or a member of such individual’s immediate family or an Affiliate of such Person, or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order, divorce settlement, divorce decree or separation agreement; (v) to a nominee or custodian of a Person to whom a Transfer would be permitted under clauses (i) through (iv) above; (vi) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (vii) to Acquiror; (viii) as forfeitures of shares of CommerceOne Common Stock pursuant to a “net” or “cashless” exercise of stock options; (ix) as forfeitures of shares of CommerceOne Common Stock to satisfy tax withholding requirements upon the vesting of equity-based awards granted pursuant to an equity incentive plan; (x) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board of Directors of Acquiror or a duly authorized committee thereof or other similar transaction involving an unaffiliated third party which results in all of Acquiror’s stockholders having the right to exchange their shares of CommerceOne Common Stock for cash, securities or other property subsequent to the Closing Date; or (xi) in connection with any legal, regulatory or other order (each of the foregoing, a “Permitted Transferee”); provided, however, that in the case of clauses (i) through (v), prior to and as a condition to the effectiveness of any such Transfer, such Permitted Transferee shall deliver to Acquiror and the Company a joinder to this Support Agreement in the form attached hereto as Annex A.
(c) If any Transfer is made or attempted contrary to the provisions of this Support Agreement, such Transfer shall be null and void ab initio, and Acquiror shall refuse to recognize any such transferee of the Subject Shares as one of its equity holders for any purpose. In order to enforce this Section 1.2, Acquiror may (and, prior to the Closing, the Company may require Acquiror to) impose stop-transfer instructions, including at the direction of the Company, with respect to the Subject Shares during the Lock-Up Period.

Each Stockholder agrees and consents to the entry of stop-transfer instructions with Acquiror’s transfer agent and registrar against the transfer of the Subject Shares except in compliance with the foregoing restrictions and to the addition of a legend to such Subject Shares describing the foregoing restrictions.
(d) For the avoidance of doubt, each Stockholder shall retain all of its rights as a stockholder of Acquiror with respect to the Subject Shares during the Lock-Up Period, including the right to vote any Subject Shares that such Stockholder is entitled to vote.
Section 1.3 New Shares. In the event that (a) any Subject Shares are issued to Stockholder after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Shares or otherwise, (b) a Stockholder purchases or otherwise acquires beneficial ownership of any Subject Shares after the date of this Support Agreement, or (c) a Stockholder acquires the right to vote or share in the voting of any Subject Shares after the date of this Support Agreement (collectively, the “New Securities”), then such New Securities acquired or purchased by such Stockholder shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Subject Shares as of the date hereof.
Section 1.4 Stockholder Support Agreements.
(a) Hereinafter until the earlier of (I) the Closing and (II) such date and time as the Merger Agreement shall be validly terminated in accordance with Article VIII thereof, at any meeting of the stockholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of Acquiror is sought, each Stockholder shall (x) appear at each such meeting or otherwise cause all of its Subject Shares to be counted as present thereat (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter) for purposes of calculating a quorum and (y) vote (or cause to be voted), in person or by proxy, or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Shares (to the extent such Subject Shares are entitled to vote on or provide consent with respect to such matter):
(i) to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Mergers;
(ii) in any other circumstances upon which a consent, waiver or other approval may be required under Acquiror’s governing documents or under any agreements between the Acquiror and its stockholders to implement the Merger Agreement or the transactions contemplated thereby, to vote, consent, waive or approve (or cause to be voted, consented, waived or approved) all of such Stockholder’s Subject Shares held at such time in favor thereof;
(iii) against any Acquisition Proposal or any proposal related to an Acquisition Proposal (in each case other than any proposals contemplated by clause (i));
(iv) against any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Merger Agreement, the Separation Agreement, any other Ancillary Agreement and the transactions contemplated thereby); and
(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Support Agreement, the Merger Agreement, the Separation Agreement, any other Ancillary Agreement or the transactions contemplated thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror, New CommerceOne, Merger Sub One or Merger Sub Two under the Merger Agreement, the Separation Agreement or any other Ancillary Agreement or (C) result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled.
Each Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.
(b) During the period commencing on the date hereof and ending at the earlier of (i) the Closing and (ii) such date and time as the Merger Agreement shall be validly terminated in accordance with Article VIII thereof, each Stockholder shall not modify or amend any contract between or among such Stockholder or any Affiliate of such Stockholder (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand.
Section 1.5 Further Assurances. Each Stockholder shall cooperate with Acquiror and the Company in good faith to consummate the Mergers and the other transactions contemplated by the Merger Agreement, the Separation Agreement and the other Ancillary Agreements on the terms and subject to the conditions set forth therein and herein, and shall execute and deliver, or cause to be executed and delivered, such further certificates, instruments and other documents and use commercially reasonable efforts to take such further actions as Acquiror or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.
Section 1.6 No Inconsistent Agreement. Each Stockholder hereby represents and covenants that such Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder.
Section 1.7 No Challenges. Each Stockholder agrees not to voluntarily commence, join in, knowingly facilitate, knowingly assist or knowingly encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, New CommerceOne, Merger Sub One, Merger Sub Two, the Company or any of their respective successors, directors, officers or Affiliates, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, the Merger Agreement, the Separation Agreement or any other Ancillary Agreement, or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.
Section 1.8 Consent to Disclosure. Each Stockholder hereby consents to the publication and disclosure in the S-4 and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Acquiror, New CommerceOne or the Company to any governmental authority or to securityholders of Acquiror or the Company) of such Stockholder’s identity and beneficial ownership of Subject Shares and the nature of such Stockholder’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by Acquiror or the Company, a copy of this Agreement. Each Stockholder will promptly provide any information reasonably requested by Acquiror or the Company for any regulatory application or filing made or approval sought in connection with the transactions contemplated by the Merger Agreement (including filings with, or submissions to, the SEC), except for any information that is subject to attorney-client privilege (provided, that to the extent reasonably possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege).
Section 1.9 No Agreement as Director or Officer. Notwithstanding anything to the contrary herein, each Stockholder is entering into this Agreement solely in such Stockholder’s capacity as record or beneficial owner of Subject Shares and nothing herein is intended to or shall limit or affect any actions taken by any officer or director of Acquiror, solely in his or her capacity as a director or officer of Acquiror.
ARTICLE II
REPRESENTATIONS AND WARRANTIES
Section 2.1 Representations and Warranties of the Stockholders. Each Stockholder, jointly and severally, represents and warrants as of the date hereof to Acquiror, New CommerceOne and the Company as follows:
(a) Organization; Due Authorization. If such Stockholder is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within such Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Stockholder. Such Stockholder has full legal capacity, right and authority to execute and deliver this Support Agreement and to perform its obligations hereunder. This Support Agreement has been duly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Support Agreement is being executed in a representative or fiduciary capacity, the Person signing this Support Agreement has full power and authority to enter into this Agreement on behalf of the applicable Stockholder.
(b) Ownership. Such Stockholder is the record and beneficial owner (as defined Rule 13d-3 of the Exchange Act) of, and has good title to, all of such Stockholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares) affecting any such Subject Shares, other than Liens pursuant to (i) this Support Agreement, (ii) Acquiror’s governing documents, (iii) the Merger Agreement, or (iv) any applicable securities Laws. Such Stockholder’s Subject Shares are the only equity securities in Acquiror owned of record or beneficially by such Stockholder as of the date of this Support Agreement, and none of such Stockholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares. Other than as set forth opposite such Stockholder’s name on Schedule I hereto, such Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.
(c) No Conflicts. The execution and delivery of this Support Agreement by such Stockholder does not, and the performance by such Stockholder of his, her or its obligations hereunder will not, (i) if such Stockholder is not an individual, conflict with or result in a violation of the organizational documents of such Stockholder, or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon such Stockholder or such Stockholder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Stockholder of its, his or her obligations under this Support Agreement.
(d) Litigation. There are no actions pending against such Stockholder, or to the knowledge of such Stockholder, threatened against such Stockholder, before (or, in the case of threatened actions, that would be before) any arbitrator or any governmental authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of its, his or her obligations under this Support Agreement.
(e) Adequate Information. Such Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Acquiror and the Company to make an informed decision regarding this Support Agreement and the transactions contemplated by the Merger Agreement, the Separation Agreement and the other Ancillary Agreements and has independently and without reliance upon Acquiror or the Company and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Support Agreement. Such Stockholder acknowledges that Acquiror and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Support Agreement. Such Stockholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Stockholder are irrevocable.
(f) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement, the Separation Agreement and the other Ancillary Agreements based upon arrangements made by such Stockholder, for which Acquiror or any of its Affiliates may become liable.
(g) Acknowledgment. Such Stockholder understands and acknowledges that each of Acquiror, New CommerceOne and the Company is entering into the Merger Agreement and, as applicable, the Separation Agreement and the other Ancillary Agreements in reliance upon such Stockholder’s execution and delivery of this Support Agreement.
ARTICLE III
MISCELLANEOUS
Section 3.1 Termination. This Support Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of the Acquiror, the Company and each Stockholder. Upon such termination of this Support Agreement, all obligations of the parties under this Support Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Support Agreement prior to such termination. This ARTICLE III shall survive the termination of this Support Agreement.
Section 3.2 Governing Law. This Support Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Support Agreement or the negotiation, execution or performance of this Support Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Support Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.
Section 3.3 CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.
(a) ANY PROCEEDING OR ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MUST BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, ONLY TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION LOCATED IN THE STATE OF DELAWARE), AND EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY (I) CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION OF EACH SUCH COURT IN ANY SUCH PROCEEDING OR ACTION, (II) WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO PERSONAL JURISDICTION, VENUE OR TO CONVENIENCE OF FORUM, (III) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH PROCEEDING OR ACTION SHALL BE HEARD AND DETERMINED ONLY IN ANY SUCH COURT AND (IV) AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATING TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SUPPORT AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8, WITHOUT LIMITING THE RIGHT OF A PARTY TO SERVE PROCESS IN ANY OTHER MATTER PERMITTED BY APPLICABLE LAWS.
(b) WAIVER OF TRIAL BY JURY. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUPPORT AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUPPORT AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUPPORT AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.
Section 3.4 Assignment. This Support Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Support Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of Acquiror, the Company and each Stockholder; provided, that, notwithstanding anything to the contrary herein, the rights, interests and obligations of the Company and

Acquiror hereunder shall be assigned to, and assumed by, New CommerceOne in connection with the consummation of the Mergers (and from and after the Closing, all references herein to Acquiror shall also be deemed references to New CommerceOne, mutatis mutandis).
Section 3.5 Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Support Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Support Agreement and to enforce specifically the terms and provisions of this Support Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any action shall be brought in equity to enforce the provisions of this Support Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.
Section 3.6 Amendment. This Support Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and each Stockholder.
Section 3.7 Severability. If any provision of this Support Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Support Agreement will remain in full force and effect. Any provision of this Support Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
Section 3.8 Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror or New CommerceOne:

CommerceOne Financial Corporation
17 20th Street North, Suite 500
Birmingham, AL 35203
Attention:	Kenneth Till
Alan Deer
E-mail:	[***]
[***]

with a copy to (which will not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attention:	H. Rodgin Cohen
Stephen M. Salley
E-mail:	[***]
[***]

If to the Company:

Green Dot Corporation
1675 N. Freedom Blvd (200 Green Dot) Building 1
Provo, Utah 84604
Attention:	Amy Pugh
Email:	[***]

with a copy to (which will not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:	Edward D. Herlihy
Matthew M. Guest
Matthew T. Carpenter
E-mail:	[***]
[***]
[***]

If to a Stockholder:

To such Stockholder’s address set forth in Schedule I

with a copy to (which shall not constitute notice):

King & Spalding LLP
1180 Peachtree Street, NE Suite 1600
Atlanta, GA 30309
Attention:	Cal Smith
John Anderson
E-mail:	[***]
[***]

Section 3.9 Counterparts. This Support Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.
Section 3.10 Entire Agreement. This Support Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.
[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Stockholders, Acquiror, New CommerceOne and the Company have each caused this Support Agreement to be duly executed as of the date first written above.

STOCKHOLDERS:

BILL SMITH ROTH IRA

By:	/s/ Bill Smith
	Name:	Bill Smith
	Title:	Donor

BILL IRA SMITH 2011 IRREVOCABLE TRUST

By Arlington Trust Company, its Trustee

By:	/s/ Elliot Robbins
	Name:	Elliot Robbins
	Title:	Chief Fiduciary Officer

BILL AND PAM SMITH FOUNDATION INC.

By:	/s/ Bill Smith
	Name:	Bill Smith
	Title:	President

C1B SHARES LLC

By:	/s/ Bill Smith
	Name:	Bill Smith
	Title:	President

BILL I. SMITH

By:	/s/ Bill I. Smith
Bill I. Smith

[Signature Page to Sponsor Support Agreement]

THOMAS BLAKE DAVIDSON

By:	/s/ Thomas Blake Davidson
Thomas Blake Davidson

ACQUIROR:

COMMERCEONE FINANCIAL CORPORATION

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	Chief Executive Officer

NEW COMMERCEONE:

COMPASS SUB NORTH, INC.

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	President, Treasurer and Secretary

COMPANY:

GREEN DOT CORPORATION

By:	/s/ William I Jacobs
	Name:	William I Jacobs
	Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Schedule I
[*****]

Annex A

Form of Joinder Agreement
This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Support Agreement, dated as of November 23, 2025 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among CommerceOne Financial Corporation, an Alabama corporation, Compass Sub North, Inc., a Delaware corporation, Green Dot Corporation, a Delaware corporation, and the stockholders set forth on Schedule I thereto. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.
The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Stockholder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of a Stockholder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.
IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.
Date:

By:
Name:
Title:

Address for Notices:

With copies to:

[Annex A to Support Agreement]

Annex D
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
COMPASS SUB NORTH, INC.
Pursuant to Sections 242 and 245 of
The General Corporation Law of the State of Delaware
Compass Sub North, Inc., a Delaware corporation (the “Corporation”), does hereby certify as follows:
1. The Corporation is duly incorporated and validly existing as a corporation under the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).
2. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 13, 2025, under the name Compass Sub North, Inc. (the “Original Certificate of Incorporation”).
3. This Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”) was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Sections 242 and 245 of the DGCL, with the approval of the Corporation’s stockholders having been given by written consent without a meeting in accordance with Section 228 of the DGCL.
4. This Certificate of Incorporation restates, integrates and amends the provisions of the Original Certificate of Incorporation.
5. The Original Certificate of Incorporation is hereby amended and restated in its entirety as follows:
ARTICLE I
NAME
The name of the corporation is CommerceOne Financial Corporation (the “Corporation”).
ARTICLE II
ADDRESS; REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office in the State of Delaware is Corporation Service Company, 251 Little Falls Drive, City of Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law (as amended from time to time, the “DGCL”).
ARTICLE IV
AUTHORIZED STOCK
Section 4.01. Capital Stock. The total number of shares of all classes of stock that the Corporation shall have authority to issue is fifty-five million (55,000,000) shares, consisting of:
(a) Fifty million (50,000,000) shares of common stock, par value $0.01 per share (“Common Stock”); and
(b) Five million (5,000,000) shares of preferred stock, no par value per share (“Preferred Stock”).
Section 4.02. Number of Authorized Shares. Subject to the rights, if any, of the holders of any outstanding shares of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased, in each case without the separate class vote of such stock that otherwise would be required by Section 242(b)(2) of the DGCL, and no vote of the holders of Common Stock or Preferred Stock voting separately as a class will be required therefor (including, for the avoidance of doubt, pursuant to the proviso in Section 8.01). Notwithstanding the immediately preceding sentence, the number of authorized shares of any particular class or series may not be decreased below the number of shares of such class or series then outstanding. For the avoidance of doubt and notwithstanding anything herein to the contrary, subject to the rights, if any, of the holders of any outstanding shares of Preferred Stock, Section 242(d) of the DGCL shall apply to amendments to this Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”).
ARTICLE V
COMMON STOCK
The rights, preferences, privileges, restrictions and other matters related to the Common Stock are as follows:
Section 5.01. Voting Rights. Subject to the rights, if any, of the holders of any outstanding shares of Preferred Stock, and except as otherwise required by the DGCL or the provisions of this Certificate of Incorporation, the holders of Common Stock shall have the sole right and power to vote and shall at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation generally. At every meeting of the stockholders and on all matters submitted to a vote of stockholders of the Corporation, each holder of Common Stock shall have the right to one (1) vote in person or by proxy for each share of Common Stock held of record by such stockholder. Stockholders shall not be permitted to cumulate their votes in the election of directors. Except as otherwise required by the DGCL or provided in the resolution or resolutions of the Board of Directors or a duly authorized committee thereof establishing the terms of a series of Preferred Stock, no holder of Common Stock, as such, shall be entitled to vote on any amendment or alteration of the Certificate of Incorporation that alters, amends or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the DGCL.
Section 5.02. Dividends or Property Distributions. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, the holders of Common Stock shall be entitled to receive such dividends and other distributions, in cash, stock of any entity or property of the Corporation, when and as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor, and shall be treated equally, identically and ratably on a per share basis in all such dividends and other distributions.
Section 5.03. Dissolution, Liquidation or Winding Up. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock, in the event of any dissolution, liquidation or winding up of the affairs of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of such Preferred Stock, the rights of the holders of Common Stock to receive any remaining assets of the Corporation shall be as provided by law.
ARTICLE VI
PREFERRED STOCK
The rights, preferences, privileges, restrictions and other matters related to the Preferred Stock are as follows:
Section 6.01. Designation, Powers and Preferences, Etc. Shares of Preferred Stock may be issued in one or more series from time to time by the Board of Directors of the Corporation, and the Board of Directors is expressly authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Preferred Stock, including, without limitation, the following:
(a) the distinctive serial designation of such series, which shall distinguish it from other series;
(b) the number of shares included in such series (which may subsequently be increased or decreased to the extent permitted by the DGCL);
(c) the dividend rate (or method of determining such rate) payable to the holders of the shares of such series, any conditions upon which such dividends shall be paid and the date or dates upon which such dividends shall be payable;

(d) whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;
(e) the amount or amounts which shall be payable out of the assets of the Corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the Corporation, and the relative rights of priority, if any, of payment of the shares of such series;
(f) the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the Corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;
(g) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;
(h) whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the Corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto;
(i) whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by the DGCL, and if so the terms of such voting rights; and
(j) any other powers, preferences and rights and qualifications, limitations and restrictions not inconsistent with the DGCL.
Section 6.02. Voting Rights. Unless otherwise provided in the resolution or resolutions of the Board of Directors or a duly authorized committee thereof establishing the terms of a series of Preferred Stock, no holder of any share of Preferred Stock shall be entitled as of right to vote on any amendment or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any other class or series of Preferred Stock or any alteration, amendment or repeal of any provision of any other series of Preferred Stock that does not adversely affect in any material respect the rights of the series of Preferred Stock held by such holder.
Section 6.03. Limitation on Derivative Actions. Unless otherwise provided in the resolution or resolutions of the Board of Directors or a duly authorized committee thereof establishing the terms of a series of Preferred Stock, no holder of any share of Preferred Stock shall, in such capacity, be entitled to bring a derivative action, suit or proceeding on behalf of the Corporation.
ARTICLE VII
BOARD OF DIRECTORS
Section 7.01. General Powers. Except as otherwise provided in this Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed under the direction of the Board of Directors.
Section 7.02. Number of Directors; Independence. The number of directors constituting the entire Board of Directors shall be fixed from time to time pursuant to the Bylaws of the Corporation but in no event shall be less than [minimum number] or more than [maximum number]. So long as the Common Stock of the Corporation is listed for trading on a national securities exchange, a majority of directors shall be independent in accordance with and as defined by the rules and regulations of such exchange.
Section 7.03. Term; No Cumulative Voting. Directors shall be elected at each annual meeting and shall serve until their successors are elected and qualified or until such director’s earlier death, resignation, removal, or ineligibility to serve as specified in the Bylaws of the Corporation. There shall be no cumulative voting in the election of directors.

Section 7.04. Removal. Directors of the Corporation may be removed with or without cause, at a meeting called expressly for that purpose, and only upon the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation entitled to vote at an election of directors.
Section 7.05. Vacancies; Newly Created Directorships. Any vacancies or newly created directorships in the Board of Directors resulting from an increase in the size of the Board of Directors or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director appointed to fill a vacancy shall serve until such director’s successor is elected and qualified or until such director’s earlier death, resignation, removal, or ineligibility to serve as specified in the Bylaws of the Corporation.
Section 7.06. Vote by Ballot. Elections of directors need not be by written ballot except and to the extent provided in the Bylaws of the Corporation.
ARTICLE VIII
STOCKHOLDER MEETINGS
Section 8.01. No Consent of Stockholders in Lieu of Meeting. Any action required or permitted by law to be taken by the stockholders must be effected at a duly called meeting of stockholders and may not be effected by any consent in writing of such stockholders.
Section 8.02. Special Meetings of Stockholders. Special meetings of the stockholders, for any purpose or purposes, may be called at any time by (a) the Board of Directors pursuant to a resolution adopted by the affirmative vote of a majority of the directors of the Corporation then serving on the Board of Directors, (b) the Chairman of the Board of Directors or (c) the Chief Executive Officer. At a special meeting, no business shall be transacted and no corporate action shall be taken other than that stated in the notice of meeting.
Section 8.03. Stockholder Nominations and Introduction of Business, Etc. Advance notice of stockholder nominations for the election of directors of the Corporation and of business to be brought by stockholders before any meeting of stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.
ARTICLE IX
AMENDMENTS
Section 9.01. Amendment of the Certificate of Incorporation. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that any amendment to this Certificate of Incorporation that would adversely affect the rights or preferences of the Common Stock shall require the affirmative vote of the holders of a majority of the Common Stock, voting together as a separate class. Notwithstanding the foregoing, the Board of Directors may make any amendment to this Certificate of Incorporation that does not require stockholder approval under the DGCL, without requiring any separate class vote.
Section 9.02. Amendment of Bylaws. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the total number of directors the Corporation would have if there were no vacancies on the Board of Directors.
ARTICLE X
EXCULPATION
Section 10.01. A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended.
Section 10.02. No amendment, modification or repeal of this Article IX shall adversely affect any right or protection of any person for or with respect to any acts or omissions of such director or officer or occurring prior to the time of such amendment, modification or repeal.

ARTICLE XI
EXCLUSIVE FORUM
Section 11.01. Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, if the Chancery Court lacks jurisdiction over such action or proceeding, then another state court of the State of Delaware or, if no state court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws of the Corporation or this Certificate of Incorporation (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article X, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, to the fullest extent permitted by applicable law, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Section 11.02. Notice and Consent. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article X. Notwithstanding the foregoing, the provisions of this Article X shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, or any other claim for which the federal courts of the United States have exclusive jurisdiction.
Section 11.03. Survival. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any paragraph of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
* * *
This Certificate of Incorporation shall become effective at [•] Wilmington, Delaware time on [•].

IN WITNESS WHEREOF, I have signed this Certificate of Incorporation this     day of      , [•].

COMMERCEONE FINANCIAL CORPORATION

By:
Name:	[•]
Title:	[•]

Annex E
AMENDED AND RESTATED BYLAWS
OF
COMMERCEONE FINANCIAL CORPORATION
As adopted on [date] and amended and restated on [date].
Article I
Stockholders
Section 1.1 Annual Meetings. An annual meeting of stockholders for the election of directors and the transaction of any other proper business shall be held at such date, time and (a) place either within or without the State of Delaware as determined by the Board of Directors (the “Board”) of CommerceOne Financial Corporation (the “Corporation”), and/or (b) if so determined by the Board, by means of remote communication.
Section 1.2 Special Meetings. Subject to the rights specified in any certificate of designations of the holders of any outstanding series of preferred stock of the Corporation, a special meeting of stockholders may be called at any time for any purpose or purposes by (a) the Board pursuant to a resolution adopted by the affirmative vote of a majority of the directors of the Corporation then serving on the Board, (b) the Chairman of the Board or (c) the Chief Executive Officer of the Corporation (the “Chief Executive Officer”). Special meetings of stockholders shall be held at such date, time and (i) place either within or without the State of Delaware as determined by the Board, and/or (ii) if so determined by the Board, by means of remote communication, in each case, as stated in the notice of the meeting.
Section 1.3 Notice of Meetings. Subject to Section 1.4, whenever stockholders are required or permitted to take any action at a meeting of stockholders, a notice of the meeting shall be given which shall state the date and time of the meeting, place of the meeting or the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting of stockholders, if such date is different from the record date for determining stockholders entitled to notice of the meeting of stockholders, and, in the case of a special meeting of stockholders, the purpose or purposes for which the meeting of stockholders is called. Unless otherwise provided by applicable law, the notice of any meeting of stockholders shall be given not less than ten nor more than 60 days before the date of the meeting of stockholders to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting of stockholders. Unless otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, notice may be given in writing directed to the stockholder’s mailing address or by electronic transmission to the stockholder’s email address as it appears on the Corporation’s records or by such other form of electronic transmission consented to by the stockholder in accordance with law, and shall be deemed given: (a) if mailed, when deposited in the U.S. mail, postage prepaid; (b) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address; or (c) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Section 232(e) of the Delaware General Corporation Law (the “DGCL”). A stockholder otherwise entitled to notice may waive such notice in accordance with Section 6.3.
Section 1.4 Adjournments, Postponements and Cancellation.
(a) Any meeting of stockholders may be adjourned or recessed from time to time for any reason, whether or not a quorum is present, by the Board, the Chairman of the Board, or the presiding person of a meeting of stockholders, to reconvene at the same or some other place and/or by means of remote communication, and notice need not be given of any such adjourned or recessed meeting of stockholders if the time and place and/or means of remote communication for the meeting are announced at the meeting of stockholders at which the adjournment or recess is taken or are provided in any other manner permitted by applicable law; provided, however, that if the adjournment or recess is for more than 30 days, or if after the adjournment the Board fixes a new record date for determining the stockholders entitled to vote at the adjourned or recessed meeting of stockholders, then a notice of the adjourned or recessed meeting shall be given to each stockholder of record as of the new record date for determining the stockholders entitled to notice of the adjourned or recessed meeting of stockholders under Section 1.3. At the adjourned or recessed meeting of stockholders, the Corporation may transact any business which might have been transacted at the original meeting of stockholders.
(b) In addition, subject to applicable law, any meeting of stockholders may be postponed, rescheduled or cancelled by the Board at any time before such meeting has been convened.
(c) In no event shall any adjournment, recess or postponement of a stockholder meeting (whether or not already publicly noticed) or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice pursuant to Section 1.11.
Section 1.5 Quorum. At each meeting of stockholders, except where otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, the holders of a majority of the outstanding shares of capital stock of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. For purposes of the foregoing, where a separate vote by class or classes is required for any matter, the holders of a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum to take action with respect to that vote on that matter; provided that two or more classes or series of capital stock shall be considered a single class if the holders thereof are entitled to vote together as a single class on that matter at the meeting. When a quorum is once present to organize a meeting, it shall not be broken by the subsequent withdrawal of any stockholders or their proxies. In the absence of a quorum of the holders of any class of capital stock entitled to vote on a matter, the Board, the Chairman of the Board, or the presiding person of the meeting may, on the Board’s or such person’s own motion and without the approval of the stockholders who are present in person or represented by proxy and entitled to vote, adjourn, recess or postpone the meeting from time to time in the manner provided by Section 1.4 until a quorum of such class shall be so present and represented.
Section 1.6 Conduct of Meetings; Organization.
(a) The Board may adopt by resolution such rules and regulations for the conduct of each meeting of stockholders as it shall deem appropriate. If the Board determines that any requirement in these Bylaws, the Certificate of Incorporation or any other applicable legal requirement has not been satisfied (including compliance with any Questionnaire or Representation and Agreement required under or provided pursuant to these Bylaws) as to any nomination or other business proposed to be brought before a meeting of stockholders, then the Board may elect to (i) waive such deficiency with respect to such proposed nomination or other business, (ii) notify the stockholder of, and provide the stockholder with an opportunity to cure, such deficiency, or (iii) decline to allow the proposed nomination or other business to be transacted at the meeting, even if the Corporation has received proxies or votes in respect of those matters (which proxies and votes shall also be disregarded).
(b) Meetings of stockholders shall be presided over by the Chairman of the Board, or in the absence of the Chairman of the Board, by the Chief Executive Officer, or in the absence of the Chief Executive Officer, by any officer or director designated by the Board. The Secretary, or in the absence of the Secretary, an assistant secretary of the Corporation (an “Assistant Secretary”), shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary, any officer or director designated by the Board shall act as secretary of the meeting.
(c) The order of business at each such meeting shall be as determined by the presiding person of the meeting. Except to the extent inconsistent with any rules and regulations adopted by the Board with respect to the applicable meeting, the presiding person of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as, in the judgement of such person, are necessary or desirable for the proper conduct of the meeting, including, without limitation, (i) establishing procedures for the maintenance of order and safety, (ii) establishing limitations on the time allotted for questions or comments, (iii) establishing restrictions on entry to such meeting after the time prescribed for the commencement thereof, (iv) establishing limitations on attendance and participation at the meeting to stockholders of record, their duly authorized proxies and such other individuals as the presiding person of the meeting may determine, (v) establishing the opening and closing of the voting polls, for each item on which a vote is to be taken, (vi) determining and declaring that a matter, business or nomination was not properly brought before the meeting, (vii) removing any stockholder or any other individual who refuses to comply with meeting rules, regulations and procedures as set forth by the Board or the presiding person of the meeting, (viii) concluding the meeting or adjourning or recessing the meeting, whether or not a quorum is present, to a later date or time and to the same or some other place or by means of remote communication and (ix) restricting the use of audio/video recording devices and cell phones at the meeting.
(d) Except as otherwise required by applicable law, the Certificate of Incorporation or these Bylaws, (i) the Board may, at its discretion, and (ii) the Chairman of the Board or the person presiding at the applicable meeting of stockholders shall, to the extent not inconsistent with any prior determination of the Board set forth in a resolution adopted by the affirmative vote of a majority of the directors of the Corporation then serving on the Board, have the power to (in each case of subclauses (i) and (ii), regardless of whether the Board has previously made a determination with respect to a particular proposed nomination or other business pursuant to clause (a) of this Section 1.6): (x) determine whether any proposed nomination or other business to be brought before the meeting was properly brought in accordance with these Bylaws (including in compliance with any Representation and Agreement required under or provided pursuant to these Bylaws), the Certificate of Incorporation, or in compliance with any other applicable legal requirement, including Rule 14a-19 under the Exchange Act, and (y) if any proposed nomination or other business was not properly brought, to declare that such proposed nomination or other business is defective. If the Board, the Chairman of the Board, or the person presiding at the applicable meeting of stockholders should so determine and declare, the defective nomination or other business shall be disregarded, even if the Corporation has received proxies or votes in respect of those matters (which proxies and votes shall also be disregarded).
(e) Notwithstanding anything herein to the contrary, unless otherwise required by applicable law, if any Proposing Stockholder fails to appear or send a Qualified Representative to present the matters such stockholder requested to be presented at the applicable meeting of stockholders, the Corporation need not present such matters for a vote at such meeting, even if the Corporation has received proxies or votes in respect of those matters (which proxies and votes shall also be disregarded).
Section 1.7 Inspectors. Prior to any meeting of stockholders, the Board, the Chairman of the Board, the Chief Executive Officer or the Secretary shall appoint one or more inspectors to act at such meeting and make a written report thereof and may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at the meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. The inspectors shall (a) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each, (b) determine the shares represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (e) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons to assist them in the performance of their duties. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting. No ballot, proxy or vote, nor any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls. In determining the validity and counting of proxies and ballots, the inspectors shall conduct the examination in accordance with, and consider such information as is permitted by, applicable law.
Section 1.8 Voting; Proxies.
(a) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy in the manner authorized by Section 212 of the DGCL, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date before the vote pursuant to that proxy.
(b) Any stockholder directly or indirectly soliciting proxies from other stockholders in respect of any proposal of business or nomination must use a proxy card color other than blue and white, which shall be reserved for exclusive use by the Board.

(c) Directors shall be elected by a majority of the votes cast at a meeting of stockholders at which a quorum is present by holders of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; provided, however, that directors shall be elected by the vote of a plurality of the votes cast at any meeting at which a quorum is present for which (i) the Secretary receives a notice pursuant to these Bylaws that a stockholder intends to nominate a director or directors and (ii) such proposed nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders. For purposes of these Bylaws, a majority of votes cast shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” that director’s election (with “abstentions” and “broker non-votes” (or other shares of capital stock of the Corporation similarly not entitled to vote) not counted as a vote cast either “for” or “against” that director’s election).
(d) In all other matters, unless a different vote is required by applicable law, the Certificate of Incorporation, these Bylaws or the rules or regulations of any stock exchange upon which any Corporation Securities are traded (in which case such different vote shall be the applicable vote on the matter), the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares cast of such class or classes present in person or represented by proxy at the meeting shall be the act of such class or classes, except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws.
Section 1.9 Fixing Date for Determination of Stockholders of Record.
(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than ten days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.
(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be the close of business on the day on which the Board adopts the resolution relating thereto.
Section 1.10 List of Stockholders Entitled to Vote. The Secretary shall prepare and make available, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing in this Section 1.10 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal executive offices of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders.

Section 1.11 Notice of Stockholder Proposals and Nominations of Directors.
(a) Annual Meeting of Stockholders.
(i) Nominations of persons for election to the Board or the proposal of other business to be brought to the stockholders at an annual meeting of stockholders may be made only (A) pursuant to the Corporation’s notice of meeting (or any supplement thereto), (B) by or at the direction of the Board, or (C) by any Proposing Stockholder who is a stockholder of record on the date of the giving of the notice provided for in this Section 1.11(a) and at the time of the applicable meeting, who shall be entitled to vote at the meeting. Clause (C) of this Section 1.11(a)(i) sets forth the exclusive means for a stockholder to nominate persons for election to the Board at an annual meeting of stockholders or to propose other business to be considered at any annual meeting of stockholders (other than matters properly brought under Rule 14a-8 under the Exchange Act).
(ii) Any matter proposed to be brought by a stockholder must constitute a proper matter for stockholder action. For nominations or other business to be properly brought by a Proposing Stockholder before an annual meeting of stockholders pursuant to clause (C) of Section 1.11(a)(i), the Proposing Stockholder must timely deliver notice of such matters in proper written form to the Secretary and otherwise comply with these Bylaws.
(iii) For nominations or other business to be brought before a stockholder meeting by a Proposing Stockholder in a timely manner pursuant to clause (C) of Section 1.11(a)(i), a Proposing Stockholder’s notice must be received in a proper form and in accordance with an Acceptable Delivery Method not earlier than the 120th day, and not later than the 90th day, prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days earlier or delayed (other than as a result of adjournment or recess) by more than 60 days later than such anniversary date, such stockholder’s notice must be received not earlier than the 120th day prior to such annual meeting and not later than the later of (1) the 90th day prior to such annual meeting and (2) the tenth day following the day on which public disclosure of the date of such annual meeting is first made by the Corporation.
(iv) To be in proper written form, a stockholder’s notice to the Secretary pursuant to clause (C) of Section 1.11(a)(i) shall set forth in writing:
(A) all Stockholder Information;
(B) with respect to any nomination of persons for election to the Board to be brought before a stockholder meeting, all Nominee Information;
(C) with respect to any business to be brought before a stockholder meeting other than nominations, all Proposal Information; and
(D) such other information regarding each matter of business to be proposed, each proposed nominee, each Proposing Stockholder or any Interested Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitations of proxies for such business or nomination, or is otherwise required pursuant to Section 14 of the Exchange Act (or pursuant to any law or statute replacing such section) and the rules and regulations promulgated thereunder.
(b) Special Meeting.
(i) Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting, or by or at the direction of the Board. Notwithstanding anything to the contrary in these Bylaws, subject to applicable law, the Board shall have the power to determine in its reasonable discretion whether directors shall be elected at a special meeting.
(ii) A Proposing Stockholder who is a stockholder of record on the date of the giving of the notice provided for in this Section 1.11(b) and at the time of the applicable meeting and who shall be entitled to vote at the meeting may nominate persons for election to the Board or propose other business to be brought to the stockholders at a special meeting of stockholders, provided that (A) any matter proposed to be brought by a stockholder must constitute a proper matter for stockholder action, (B) the Proposing Stockholder timely delivers notice of such matters in proper written form to the Secretary and otherwise comply with the requirements under these Bylaws, (C) a Proposing Stockholder may make such nomination(s) at a special meeting only if the Corporation’s notice of meeting indicates that directors shall be elected at such meeting, and (D) in the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such nomination(s) made by a Proposing Stockholders are limited to the directorships to be voted upon at the meeting, as specified in the Corporation’s notice of meeting. This Section 1.11(b)(ii) sets forth the exclusive means for a stockholder to nominate persons for election to the Board at a special meeting of stockholders or to propose other business to be considered at any special meeting of stockholders.
(iii) For nominations or other business to be brought before a special meeting of stockholders in a timely manner pursuant to Section 1.11(b)(ii), a Proposing Stockholder’s notice must be received in a proper form and in accordance with an Acceptable Delivery Method, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting.
(iv) To be in proper written form, a stockholder’s notice to the Secretary pursuant to Section 1.11(b)(ii) shall set forth in writing the information required by Section 1.11(a)(iv) and that otherwise complies with these Bylaws (including Section 1.11).
(c) General.
(i) Prior to submitting a stockholder’s notice (including a Special Meeting Request) with respect to any nomination that a Proposing Stockholder proposes to be brought before any meeting of stockholders, the Proposing Stockholder shall request in writing from the Secretary the forms of the Questionnaire and the Representation and Agreement, and the Secretary shall provide such forms to the Proposing Stockholder within ten days after receiving such request.
(ii) Each applicable person (including the Proposing Stockholder and proposed nominee) shall update the notice delivered and information previously provided to the Corporation pursuant to this Section 1.11 and under any Questionnaire or Representation and Agreement, if necessary, so that the information provided or required to be provided in such notice shall continue to be true and correct (A) as of the record date for determining the stockholders entitled to notice of the meeting and (B) as of the date that is ten business days prior to the meeting (or any adjournment, recess or postponement thereof), and such update shall be received by the Secretary in accordance with an Acceptable Delivery Method not later than five business days after the record date for such meeting (in the case of an update required to be made as of the record date) and not later than eight business days prior to the date of such meeting (in the case of an update required to be made as of the date that is ten business days prior to such meeting or any adjournment, recess or postponement thereof).
(iii) The obligation of a Proposing Stockholder, proposed nominee or other applicable person to provide information or an update pursuant to this Section 1.11 and under any Questionnaire or Representation and Agreement, as applicable, shall not limit the Corporation’s rights with respect to any deficiencies in any notice or information provided by such person, extend any applicable deadlines under this Section 1.11 or enable or be deemed to permit such person to amend or update any nomination or proposal, as applicable, or to submit any new nomination or proposal, including by substituting or adding nominees or proposals, as applicable. A Proposing Stockholder may not, after the last day on which a notice would be timely under this Section 1.11, cure in any way any defect preventing the submission of a proposal or nomination of a proposed nominee.
(iv) The Corporation may also, as a condition of any nomination being deemed properly brought by a stockholder before any meeting of stockholders pursuant to this Section 1.11, require the Proposing Stockholder, any proposed nominee and any other person on whose behalf the nomination is being made to furnish such other information (A) such person has agreed to furnish under the applicable stockholder’s notice, Questionnaire or Representation and Agreement delivered to the Corporation (including under any such person’s agreement to update information pursuant to any Representation and Agreement), and (B) that could (as determined by the Board or any committee thereof) be required by the Corporation to determine whether the proposed nominee would be (x) considered “independent” as a member of the Board under the Independence Standards or meet the requirements for membership on the Board or any committee thereof, (y) meet the requirements or expectations of applicable regulators for membership on the Board or any committee thereof, or (z) material to a reasonable stockholder’s understanding of the qualifications and, fitness and/or independence, or lack thereof, of any proposed nominee.
(v) Notwithstanding anything to the contrary in these Bylaws, unless otherwise required by applicable law, if any stockholder (A) provides notice pursuant to Rule 14a-19(b) under the Exchange Act with respect to any proposed nominee and (B) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) (or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence), then the nomination of each such proposed nominee shall be disregarded, even if the Corporation has received proxies or votes in respect of such nomination (which proxies and votes shall also be disregarded). If a stockholder provides notice pursuant to Rule 14a-19(b) or includes the information required by Rule 14a-19(b) in a preliminary or definitive proxy statement previously filed by such stockholder, such stockholder must provide in writing to the Secretary, no later than seven business days prior to the applicable meeting of stockholders, a written certification (and upon request by the Corporation, reasonable evidence) that it has met the applicable requirements of Rule 14a-19 under the Exchange Act.
(vi) With respect to nominations or other business to be brought by a stockholder before a meeting of stockholders, a stockholder must also comply with all applicable requirements the Certificate of Incorporation and all other applicable laws, rules and regulations, including under the Exchange Act.
(vii) Notwithstanding anything to the contrary in these Bylaws, the notice requirements set forth herein with respect to the proposal of any business (other than the nominations of persons for election to the Board) by a stockholder pursuant to this Section 1.11 shall be deemed satisfied if such stockholder has submitted a proposal to the Corporation in compliance with Rule 14a-8 under the Exchange Act.
Article II
Board of Directors
Section 2.1 Powers; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as may be otherwise provided by law or in the Certificate of Incorporation or these Bylaws. Unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws, the Board may delegate any of its powers, authority or duties (including any discretionary authority granted to the Board under these Bylaws) to a committee of the Board or to any officer or agent of the Corporation and upon such terms as it deems appropriate.
Section 2.2 Number of Directors.
(a) Until [three years following closing], the Board shall consist of nine directors. Until the earlier of [three years following closing] and his death, resignation, disqualification or removal, Kevin Kynerd shall serve as the Chairman of the Board.
(b) After [three years following closing], the Board shall consist of not less than seven (7) nor more than twelve (12) persons, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board. The Board shall annually elect a Chairman of the Board from among its members who shall, when present, preside at its meetings.
Section 2.3 Election and Term of Office. Directors elected at each meeting of stockholders shall hold office until the next annual meeting of stockholders, and until their successors are elected and qualified or until their earlier death, resignation, disqualification or removal.

Section 2.4 Resignation. Any director may resign at any time by giving notice in writing to the Board, the Chairman of the Board, the Chief Executive Officer or the Secretary. Such resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events, in which case the resignation shall be effective at such later date or upon the happening of such event or events, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective.
Section 2.5 Removal. Any director or the entire Board may be removed, with or without cause, by the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Corporation then entitled to vote at an election of directors.
Section 2.6 Newly Created Directorships and Vacancies. Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board for any reason, whether because of death, resignation, disqualification or any other reason, may only be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. A director elected to fill a newly created directorship or a vacancy shall hold office until the next annual meeting of stockholders, and until his or her successor has been elected and qualified or until his or her earlier death, resignation, disqualification or removal.
Section 2.7 Regular Meetings. Regular meetings of the Board may be held without notice at such date, time and place (a) either within or without the State of Delaware, and/or (b) by means of remote communication.
Section 2.8 Special Meetings. Special meetings of the Board may be called by the Chairman of the Board, the Chief Executive Officer, or the President and shall be held at such place (a) either within or without the State of Delaware, and/or (b) by means of remote communication, on such date, and at such time as the Chairman of the Board, the Chief Executive Officer, or the President shall fix.
Section 2.9 Notice and Place of Meetings. Meetings of the Board may be held at the principal office of the Corporation, or at any other place as is stated in the notice of such meeting, or solely by means of remote communication. Notice of any special meeting, and except as the Board may otherwise determine by resolution, notice of any regular meeting, will be (a) delivered personally by hand, by courier or by telephone, (b) sent by United States first-class mail, postage prepaid, or (c) sent by electronic mail, in each case, directed to each director at that director’s address, telephone number or electronic mail address, as the case may be, as shown on the Corporation’s records at least two days’ before the time at which the meeting is to commence, or at least three days’ notice if notice is sent by mail unless such director has waived notice in accordance with Section 6.3; provided, however, that if the Chairman of the Board determines that it is otherwise necessary or advisable to hold the meeting sooner, the Chairman of the Board may prescribe a shorter notice to be given. Any business may be transacted, and any corporate action may be taken at any regular or special meeting of the Board at which a quorum is present, whether or not the business or proposed action is stated in the notice of that meeting, unless special notice of such business or proposed action is required by statute.
Section 2.10 Participation in Meetings by Electronic Means Permitted. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone, electronic or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 2.10 shall constitute presence in person at such meeting.
Section 2.11 Quorum; Vote Required for Action. At all meetings of the Board a majority of the entire Board shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless applicable law, the Certificate of Incorporation or these Bylaws shall require a vote of a greater number. In case at any meeting of the Board a quorum shall not be present, the members of the Board present may, by majority vote, adjourn the meeting from time to time until a quorum shall be present.
Section 2.12 Organization. Meetings of the Board shall be presided over by the Chairman of the Board, or in the absence of the Chairman of the Board, by a presiding person chosen at the meeting. The Secretary, or in the absence of the Secretary, the presiding person of the meeting may appoint any person to act as secretary of the meeting.

Section 2.13 Action by Directors Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.
Section 2.14 Compensation of Directors. Members of the Board, as such, may receive, pursuant to a resolution of the Board, fees and other compensation for their services as directors, including without limitation their services as members of committees of the Board.
Article III
Committees
Section 3.1 Committees. The Board may designate one or more committees, with each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by law and provided in the resolution of the Board or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by law to be submitted to stockholders for approval, or (b) adopting, amending or repealing these Bylaws.
Section 3.2 Committee Rules. Unless the Board otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, (a) a majority of the directors then serving on such committee shall constitute a quorum for the transaction of business, (b) the vote of a majority of the members present at a meeting at which a quorum is present at the time of such vote or the unanimous written consent of all members thereof shall be the act of such committee and (c) in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II.
Article IV
Officers
Section 4.1 Officers; Election. From time to time, the Board shall choose a Chairman of the Board, Chief Executive Officer, President, one or more Vice Presidents, a Secretary and a Chief Financial Officer and may give any of them such further designations or alternate titles as it considers desirable. The Board from time to time may choose such other officers as it may deem proper. Any number of offices of the Corporation may be held by the same person unless the Certificate of Incorporation or these Bylaws provide otherwise.
Section 4.2 Term of Office; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board electing such officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any officer may resign at any time upon written notice to the Board, the Chief Executive Officer, the Chairman of the Board, or the Secretary. Such resignation shall take effect at the time it is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events, in which case it shall be effective at such later date or upon the happening of such event or events, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. Subject to Section 4.4(b), the Board may remove any officer with or without cause at any time by the affirmative vote of a majority of the authorized number of directors then constituting the Board. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, and the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise, may be filled by the Board at any regular or special meeting.

Section 4.3 Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board and of the stockholders at which he or she shall be present and shall act in a general executive capacity and, subject to the direction of the Board, shall have general responsibility for the supervision of the policies and affairs of the Corporation and the effective administration of the Corporation’s business.
Section 4.4 Chief Executive Officer.
(a) In the absence of the Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the Board and of the stockholders at which he or she shall be present. The Chief Executive Officer shall be the chief executive officer and, subject to the control of the Board, shall have general power over the management and oversight of the administration and operation of the Corporation’s business and general supervisory power and authority over its policies and affairs. The Chief Executive Officer shall have general executive powers and shall have and may exercise any and all other powers and duties pertaining by law, regulation or practice, to the office of Chief Executive Officer, or imposed by these Bylaws.
(b) Unless otherwise required by law or a contractual agreement, until the earlier of [three years following closing] and his death, resignation, disqualification or removal by a Supermajority Board Vote, Kenneth Till shall serve as the Chief Executive Officer of the Corporation and a member of the Board.
Section 4.5 President. The President or Presidents, if any, shall perform the duties of the Chief Executive Officer in the Chief Executive Officer’s absence of during his or her disability to act. In addition, the Presidents shall perform the duties and exercise the powers usually incident to their respective offices and/or such other duties and powers as may be properly assigned to them from time to time by the Board, the Chairman of the Board, or the Chief Executive Officer.
Section 4.6 Vice Presidents. The Vice President or Vice Presidents, if any, shall perform the duties of the President in the President’s absence of during his or her disability to act. In addition, the Vice Presidents shall perform the duties and exercise the powers usually incident to their respective offices and/or such other duties and powers as may be properly assigned to them from time to time by the Board. If there be more than one Vice President, the Board may determine which one or more of the Vice Presidents shall perform any of such duties; or if such determination is not made by the Board, the President may make such determination; otherwise any of the Vice Presidents may perform any of such duties. The Vice President or Vice Presidents shall perform all duties incident to the office of the vice president of a corporation and shall have such other powers and shall perform such other duties as may, from time to time, be assigned to him or her or them by the Board, the Chief Executive Officer, the President or as may be provided by law.
Section 4.7 Secretary. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board and any committees in a book to be kept for that purpose, shall see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law, shall be custodian of the records of the Corporation, may affix the corporate seal to any document the execution of which, on behalf of the Corporation, is duly authorized, and when so affixed may attest the same, and, in general, shall perform all duties incident to the office of secretary of a corporation and such other duties as may, from time to time, be assigned to him or her by the Board, the Chief Executive Officer, the President or as may be provided by law.
Section 4.8 Chief Financial Officer. The Chief Financial Officer shall have charge of all monies and securities of the Corporation, other than monies and securities of any division of the Corporation which has a treasurer or financial officer appointed by the Board, and shall keep regular books of account. The funds of the Corporation shall be deposited in the name of the Corporation by the Chief Financial Officer with such banks or trust companies or other entities as the Board from time to time shall designate. The Chief Financial Officer shall sign or countersign such instruments as require his or her signature, shall perform all such duties and have all such powers as are usually incident to such office and/or such other duties and powers as are properly assigned to him or her by the Board, the Chairman of the Board, the Chief Executive Officer or the President.
Section 4.9 Assistant Secretaries and Other Officers. The Board may appoint one or more assistant secretaries and one or more assistants to the Chief Financial Officer, or one appointee to both such positions, which officers shall have such powers and shall perform such duties as are provided in these Bylaws or as may be assigned to them by the Board, the Chairman of the Board, the Chief Executive Officer or the President. The Board may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.10 Action with Respect to Securities of Other Corporations. Stock of other corporations or associations, registered in the name of the Corporation, may be voted by the Chief Executive Officer or the President, or a proxy appointed by either of them. The Board, however, may by resolution appoint some other person to vote such shares, in which case such person shall be entitled to vote such shares upon the production of a certified copy of such resolution.
Article V
Stock
Section 5.1 Stock Certificates and Uncertificated Shares. Capital stock of the Corporation may be issued, registered and held with or without certificates to represent such stock. The Board by resolution or resolutions may provide that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate theretofore issued until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution or resolutions by the Board, every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers of the Corporation (it being understood that each of the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Secretary or any Assistant Secretary shall be an authorized officer for such purpose), representing the number of shares of capital stock of the Corporation registered in certificate form owned by such holder. The signatures of the officers upon a certificate may be by electronic signature as permitted under the DGCL. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Corporation may not issue stock certificates in bearer form. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.
If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided by law, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required by law to be set forth or stated on certificates or a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
Section 5.2 Transfers of Shares. Shares represented by certificates of the Corporation shall be transferable on the record of stockholders upon presentation to the Corporation or a transfer agent of a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.
Section 5.3 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Article VI
Miscellaneous
Section 6.1 Fiscal Year. The fiscal year of the Corporation shall end on December 31 of each year, unless otherwise fixed by the Board.
Section 6.2 Seal. The Board may adopt a corporate seal; alter such seal at pleasure, and authorize it to be used by causing it or a reproduction of such seal to be affixed or impressed or reproduced in any other manner.
Section 6.3 Waiver of Notice of Meetings of Stockholders, Directors and Committees. Whenever notice is required to be given by applicable law or under any provision of the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or these Bylaws.
Section 6.4 Indemnification of Directors and Officers.
(a) Except as provided in this Section 6.4, the Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party or otherwise involved in any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (a “Proceeding”) by reason of the fact that such person or such person’s testator or intestate is or was a director or officer of the Corporation or serves or served at the request of the Corporation at any corporation, limited liability company, public limited company, partnership, joint venture, trust, employee benefit plan, fund or other enterprise as a director or officer (each, an “Indemnitee”) against all Expenses, judgments, fines, penalties, amounts paid in settlement, liabilities and other losses, in each case, actually and reasonably incurred or suffered by such Indemnitee in connection therewith; provided that the Corporation shall not be obligated to indemnify any such Indemnitee in connection with a Proceeding initiated by such Indemnitee, other than any Permitted Counterclaims, unless such Proceeding was authorized in a resolution adopted by the Board; and provided further that no such indemnification shall be required with respect to any settlement or other non-adjudicated disposition of any Proceeding unless the Corporation has given its prior consent to such settlement or other disposition. The Board is hereby empowered, by majority vote of a quorum of disinterested directors, to cause the Corporation to indemnify or contract in advance to indemnify any person not specified in this Section 6.4 against liabilities, fines, penalties and claims imposed upon or asserted against him or her (including amounts paid in settlement) by reason of having been an employee, agent or consultant of the Corporation, whether or not then continuing so to be, and against all expenses (including counsel fees) reasonably incurred by him or her in connection therewith, to the same extent as if such person were specified as one to whom indemnification is granted.
(b) Expenses reasonably incurred by an Indemnitee in defending any Proceeding shall be promptly advanced or reimbursed by the Corporation upon receipt of (i) a written request therefor and (ii) a written undertaking of such Indemnitee to repay such Expenses if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation or, where indemnification is granted, to the extent the Expenses so advanced or reimbursed exceed the amount to which such Indemnitee is entitled; provided that such Indemnitee shall cooperate in good faith with any request by the Corporation that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties. An Indemnitee’s obligation to reimburse the Corporation shall be unsecured and no interest shall be charged thereon.
(c) The Corporation shall not indemnify an Indemnitee or advance or reimburse an Indemnitee’s Expenses in connection with any Proceeding (or any part of any Proceeding):
(i) for which payment has actually been made to or on behalf of such Indemnitee under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Exchange Act, or similar provisions of federal, state or local statutory law or common law, if such Indemnitee is held liable therefor (including pursuant to any settlement arrangements);
(iii) relating to violations of the Corporation’s Code of Conduct and Ethics or Insider Trading Policy; or
(iv) relating to violations of Federal or state insider trading laws, unless, in each case, such Indemnitee has been successful on the merits, received the written consent to incur the Expense or settled the case with the written consent of the Corporation, in which case the Corporation shall indemnify and reimburse the Expenses of such Indemnitee. In addition, the Corporation shall not indemnify an Indemnitee or advance or reimburse Indemnitee’s Expenses if such indemnification or payment would constitute a “prohibited indemnification payment” under the regulations of the Federal Deposit Insurance Corporation (“FDIC”) (or any successor provisions) or any other applicable laws, rules or regulations.
(d) No claim for indemnification shall be paid by the Corporation unless the Corporation has determined that such Indemnitee acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that an Indemnitee did not act in good faith and in a manner which such Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had reasonable cause to believe that such Indemnitee’s conduct was unlawful. Unless ordered by a court of competent jurisdiction, such determinations shall be made by (i) a majority vote of the directors who are not parties to the Proceeding for which indemnification is sought, even though less than a quorum, (ii) by a committee of such directors designated by a majority vote of directors, even though less than a quorum, (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, a copy of which shall be received by such Indemnitee or (iv) by a majority vote of the stockholders. If such determination is not made by the Corporation within 30 days of a demand by such Indemnitee for indemnification or advancement or reimbursement of Expenses, such Indemnitee shall be deemed to have met such standard. An Indemnitee shall submit to the Corporation such documentation and information as is reasonably available to such Indemnitee and is reasonably necessary to determine whether and to what extent such Indemnitee is entitled to indemnification pursuant to this Section 6.4. Notwithstanding the foregoing, to the extent that an Indemnitee has been successful on the merits or otherwise in defense of any Proceeding, or any claim, issue or matter therein, such Indemnitee shall be indemnified against Expenses (including attorneys’ fees) actually and reasonably incurred by such Indemnitee in connection therewith, without the necessity of authorization in the specific case.
(e) If a claim for indemnification or advancement of Expenses under this Section 6.4 is not paid in full within 90 days after receipt by the Corporation of the written request therefor, an Indemnitee shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of Expenses. The Corporation shall indemnify such Indemnitee against any and all Expenses that are incurred by such Indemnitee in connection with any action for indemnification or advancement of Expenses from the Corporation under this Section 6.4(e), to the extent such Indemnitee is successful in such action, and to the extent not prohibited by applicable law. In any such suit, the Corporation shall, to the fullest extent not prohibited by law, have the burden of proving that such Indemnitee is not entitled to the requested indemnification or advancement of Expenses.
(f) An Indemnitee shall promptly notify the Corporation in writing upon the sooner of (i) becoming aware of a Proceeding where indemnification or the advance payment or reimbursement of Expenses may be sought or (ii) being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any matter which may be subject to indemnification or the advance payment or reimbursement of Expenses covered hereunder. The failure of Indemnitee to so notify the Corporation shall not relieve the Corporation of any obligation which it may have to Indemnitee pursuant to this Section 6.4.
(g) As a condition to indemnification or the advance payment or reimbursement of Expenses, any demand for payment by an Indemnitee hereunder shall be in writing and shall provide reasonable accounting by such Indemnitee’s legal counsel for the Expenses to be paid by the Corporation.

(h) All rights conferred to an Indemnitee in this Section 6.4, as to indemnification, advancement of Expenses and otherwise, shall not be exclusive of any other rights to which such Indemnitee seeking indemnification or advancement of Expenses may be entitled or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or the Board or otherwise. No amendment of the Certificate of Incorporation or these Bylaws shall impair or otherwise adversely affect any rights of indemnification, advancement of Expenses or other rights of any Indemnitee conferred to such Indemnitee in the Certificate of Incorporation or these Bylaws arising at any time with respect to events or omissions occurring prior to such amendment.
(i) The Corporation may maintain insurance to protect itself and any Indemnitee against any Expenses, judgments, fines, amounts paid in settlement, liabilities and other losses, whether or not the Corporation would have the power to indemnify such Indemnitee against such Expenses, judgments, fines, amounts paid in settlement, liabilities and other losses under applicable law. To the extent that the Corporation maintains any policy providing such insurance, each such Indemnitee shall be covered by such in accordance with its terms to the maximum extent of the coverage thereunder for any such Indemnitee.
(j) For the purposes of this Section 6.4, (i) the term “Corporation” shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; (ii) “at the request of the Corporation” shall include service as a director or officer of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries provided, however that such request for service is in writing; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation; and (iii) the term “Expenses” shall include all reasonable and documented out of pocket fees, costs and expenses, including without limitation, attorney’s fees, retainers, court costs, transcript costs, fees and expenses of experts, including accountants and other advisors, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, ERISA excise taxes or penalties assessed on an Indemnitee with respect to an employee benefit plan, Federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any payments under this Section 6.4, penalties and all other disbursements or expenses of the types customarily incurred in connection with defending, preparing to defend, or investigating an actual or threatened Proceeding (including an Indemnitee’s counterclaims that directly respond to and negate the affirmative claim made against Indemnitee (“Permitted Counterclaims”)) in such Proceeding, but shall exclude the costs of (A) any of Indemnitee’s counterclaims, other than Permitted Counterclaims (B) the costs of acquiring and maintaining an appeal or supersedeas bond or similar instrument, or (C) the fees and costs of enforcing a right to indemnification or advance payment or reimbursement under this Section 6.4.
(k) Any Proceeding regarding indemnification or advance payment or reimbursement of Expenses arising out of these Bylaws or otherwise shall only be brought and heard in the Court of Chancery of the State of Delaware. In the event of any payment under this Section 6.4, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee (under any insurance policy or otherwise), who shall execute all papers required and shall do everything necessary to secure such rights, including the execution of such documents necessary to enable the Corporation to effectively bring suit to enforce such rights. Except as required by law or as otherwise becomes public, an Indemnitee will keep confidential any information that arises in connection with this Section 6.4, including but not limited to, claims for indemnification or the advance payment or reimbursement of Expenses, amounts paid or payable under this Section 6.4 and any communications between the parties.
(l) In case any provision in this Section 6.4 shall be determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby, and the affected provision shall be given the fullest possible enforcement in the circumstances, it being the intention of the Corporation to afford indemnification and advancement of Expenses to its directors or officers, acting in such capacities or in the other capacities mentioned herein, to the fullest extent permitted by law.

Section 6.5 Amendment of Bylaws. Subject to applicable law and the Certificate of Incorporation, these Bylaws may be altered, amended or repealed, or new Bylaws enacted, by the Board at any meeting or by written consent of the Board; provided, however, that any amendment to Section 2.2, Section 4.4(b) or this Section 6.5 shall require a Supermajority Board Vote.
Section 6.6 Electronic Signatures. Unless otherwise required by law, whenever the Certificate of Incorporation or these Bylaws require or permit a signature, such signature may be a manual, facsimile, conformed or electronic signature.
Article VII
Exclusive Forum
Section 7.1 Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, if the Chancery Court lacks jurisdiction over such action or proceeding, then another state court of the State of Delaware or, if no state court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or these Bylaws or the Certificate of Incorporation of the Corporation (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Section 7.1, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, to the fullest extent permitted by applicable law, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
Section 7.2 Notice and Consent. To the fullest extent permitted by law, any person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VII. Notwithstanding anything to the contrary in these Bylaws, the foregoing provisions of this Article VII shall not apply to any claim seeking to enforce any liability, obligation or duty created by the Exchange Act to the extent such application would be contrary to law.
Section 7.3 Survival. If any provision or provisions of this Article VII shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VII (including, without limitation, each portion of any paragraph of this Article VII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
Article VIII
Definitions
As used in these Bylaws, the following terms have the meanings specified in this Article VIII.
“Acceptable Delivery Method” means delivery in writing to the Secretary (i) by electronic mail (but only if confirmation of receipt of such e-mail is received; provided that any communication or confirmation automatically generated by electronic means (such as out-of-office replies) shall not constitute such confirmation of receipt) or (ii) by registered mail addressed to the Secretary at the principal executive offices of the Corporation, return receipt requested.

“beneficially owned” (and its correlative terms) has the meaning provided in Rules 13d-3 and 13d-5 under the Exchange Act.
“Competitor” means any entity that provides products or services that compete with or are alternatives to the products produced or services provided by the Corporation or any affiliate thereof.
“Corporation Securities” means any capital stock or other securities of the Corporation or any affiliate thereof.
“Derivative Instrument” means any derivative instruments, profit interests, options, warrants, convertible securities, stock appreciation or other rights with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any Corporation Securities or the voting rights thereof or with a value derived in whole or in part from the value of any Corporation Securities or any other contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any Corporation Securities, in each case, whether or not such instrument, contract or right shall be subject to settlement in the underlying Corporation Security.
“Independence Standards” means any independence standards set forth in the rules and listing standards of the primary stock exchange upon which any Corporation Securities are traded, any applicable rules of the SEC, the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the FDIC and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation’s directors, including those applicable to a director’s service on the audit committee, compensation committee or any other committee of the Board.
“Interested Person” means, with respect to any stockholder, (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder, and (iii) any person controlled by or under common control with such stockholder.
“Nominee Information” means, as to each person whom the Proposing Stockholder proposes to nominate for election or reelection to the Board:
(a) the name, age, business address and residence address of such proposed nominee;
(b) the principal occupation or employment of such proposed nominee;
(c) the completed Questionnaire and the Representation and Agreement in the forms provided by the Corporation pursuant to Section 1.11(a)(ii) with respect to the proposed nominee;
(d) (i) the class and series and number of Corporation Securities which are, directly or indirectly, owned beneficially or of record by such proposed nominee, (ii) the dates such Corporation Securities were acquired and (iii) any Derivative Instruments or Short Interests owned, held or entered into by such proposed nominee within the prior six months;
(e) whether such proposed nominee is eligible for consideration as an independent director under the relevant standards contemplated by Item 407(a) of Regulation S-K adopted by the SEC (or the corresponding provisions of any successor regulation) and the relevant listing standards of any exchange where the Corporation’s equity securities are listed;
(f) a description of all direct and indirect compensation, payment, reimbursement, indemnification and other monetary agreements, arrangements and understandings during the past three years, and any other relationships, between or among such proposed nominee, the Proposing Stockholder, any Interested Person and any other person or persons (including their names) in connection with such proposed nominee’s nomination or service or action as a director, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the Proposing Stockholder and any Interested Person were the “registrant” for purposes of such rule and such proposed nominee was a director or executive officer of such registrant;
(g) details of any relationship between such proposed nominee and any person that would require disclosure on Schedule 13D as if such proposed nominee was required to file a Schedule 13D with respect to the Corporation; and

(h) details of any position where such proposed nominee has served as an officer or director of any Competitor or any Potential Regulatory Interlocks within the three years preceding the submission of the stockholder notice.
“person” means any individual, firm, partnership, limited liability company, trust, association, group, corporation (including not-for-profit) or other entity.
“Potential Regulatory Interlocks” means, with respect to a proposed nominee, any interlocking with another depository institution that would result from such nominee’s service on the Board or any circumstance with respect to the nominee that would cause the Corporation to seek, or assist in the seeking of, advance approval or to obtain, or assist in the obtaining of, an interlock waiver pursuant to the rules or regulations of the Federal Reserve Board or the FDIC.
“Proposal Information” means as to any business (other than nomination of persons for election to the Board) the Proposing Stockholder proposes to bring before a meeting of stockholders pursuant to Section 1.11:
(a) a brief description of the business desired to be brought before the meeting of stockholders;
(b) the text of the proposal or business (including the complete text of any resolutions proposed to be presented for consideration and, in the event that such business includes a proposal to amend any incorporation document, including, but not limited to, the Certificate of Incorporation or these Bylaws, the language of the proposed amendment);
(c) the reasons for conducting such business at the meeting of stockholders (including the text of any reasons for the proposed business that will be disclosed in any proxy statement or supplement thereto to be filed with the SEC); and
(d) a complete and accurate description of any material interest in such business of the Proposing Stockholder and any Interested Persons, individually or in the aggregate, including any anticipated benefit to the Proposing Stockholder and any Interested Persons therefrom.
“public disclosure” shall be deemed to include a disclosure made in a press release reported by a national news service, in a document filed by the Corporation with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act or in a notice pursuant to the applicable rules of an exchange on which the securities of the Corporation are listed.
“Proposing Stockholder” means any stockholder proposing nominations or other business to be brought before a meeting of stockholders pursuant to Section 1.11.
“Qualified Representative” of a stockholder means a person who is a duly authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to the Secretary to act for such stockholder as proxy at a specified meeting of stockholders. The Qualified Representative must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.
“Questionnaire” means, as to each person whom a Proposing Stockholder proposes to nominate for election or reelection to the Board, a director’s and officers’ questionnaire in the form provided by the Corporation pursuant to Section 1.11(a)(ii) and signed by such proposed nominee.
“Representation and Agreement” means, in connection with any nomination or other business proposed by a Proposing Stockholder to be brought before a meeting of stockholders, written representations and agreements in the form provided by the Corporation pursuant to Section 1.11(a)(ii), and signed by, as applicable, the Proposing Stockholder, each proposed nominee and any other person by whom or on whose behalf the nomination or other proposal is being made that:
(a) each of the applicable persons (including the Proposing Stockholder and any proposed nominee) will update and supplement the information described in Section 1.11 from time to time to the extent necessary so that such information shall be true and correct (i) as of the record date for determining the stockholders entitled to notice of the applicable meeting and (ii) as of the date that is the tenth business day prior to such meeting or any adjournment or postponement thereof. Any such update and supplement shall be delivered in writing to the Secretary in accordance with an Acceptable Delivery Method not later than the fifth business day following the record date for determining the stockholders entitled to notice of the meeting (in the case of any update and supplement required to be disclosed as of the record date) and not later than the eighth business day prior to the date for the meeting or any adjournment or postponement thereof (in the case of any update or supplement required to be made as of the tenth business day prior to the meeting or adjournment or postponement thereof);
(b) each of the applicable persons (including the Proposing Stockholder and any proposed nominee) will provide to the Corporation such other information and certifications as it may reasonably request, including any information required or requested by the Corporation’s subsidiaries, or required, requested or expected by banking or other regulators;
(c) each of the applicable persons (including the Proposing Stockholder and any proposed nominee) will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct in all material respects and that do not and will not omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;
(d) each of the applicable persons (including the Proposing Stockholder and any proposed nominee) agrees to comply with all applicable law, rules and regulations in connection with the nomination, solicitation and election, as applicable (including Rule 14a-19 under the Exchange Act);
(e) the proposed nominee will comply with the Corporation’s processes for evaluating any person being considered for nomination to the Board, including, at the reasonable request of the Governance and Nominating Committee of the Board, meet with the Governance and Nominating Committee to discuss matters relating to the nomination of such proposed nominee to the Board, including the information provided by such proposed nominee to the Corporation in connection with such person’s nomination and such proposed nominee’s eligibility to serve as a member of the Board;
(f) the proposed nominee consents to the running of a background check in accordance with the Corporation’s policy for prospective directors and will provide any information requested by the Corporation that is necessary to run such background check;
(g) the proposed nominee, if elected to serve as a member of the Board, (i) agrees to comply with applicable state and federal law (including applicable fiduciary duties under state law), the rules of any stock exchange on which any Corporation Securities are traded, and all of the Corporation’s corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines applicable generally to the Corporation’s directors and (ii) would be in compliance with any such policies and guidelines that have been publicly disclosed;
(h) the proposed nominee is not and will not become a party to (i) any compensatory, payment or other financial agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service or action as a director of the Corporation that has not been disclosed to the Corporation, (ii) any agreement, arrangement or understanding with any person or entity as to how the proposed nominee would vote or act on any issue or question as a director (a “Voting Commitment”) that has not been disclosed to the Corporation or (iii) any Voting Commitment that could reasonably be expected to limit or interfere with the proposed nominee’s ability to comply, if elected as a director of the Corporation, with fiduciary duties under applicable law;
(i) the proposed nominee (i) intends to serve the full term for which he or she is standing for election if nominated by the Board and elected by the stockholders, and (ii) consents to being named in any proxy statement, associated proxy card or other proxy materials; and
(j) the proposed nominee’s candidacy or, if elected, membership on the Board, would not violate applicable state or federal law or the rules of any stock exchange upon which any Corporation Securities are traded.
“SEC” means the Securities and Exchange Commission.
“Short Interest” shall mean any agreement, arrangement, understanding or relationship (including any repurchase or so called “stock borrowing” agreement or arrangement) the effect or intent of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of any Corporation Securities or manage risk with respect to any Corporation Securities, or which provides, directly or indirectly, the opportunity to profit or share in any profit derived from any decrease in the price or value of any Corporation Securities.
“Stockholder Information” means as to any Proposing Stockholder:
(a) whether such person is providing the notice at the request of a beneficial holder of any Corporation Securities;
(b) the name and record address of such person and, as applicable, the beneficial holder (including, if applicable, as they appear on the Corporation’s books and records);
(c) (i) the class and series and number of shares of Corporation Securities which are, directly or indirectly, owned beneficially or of record by such person or, as applicable, the beneficial holder and (ii) the dates such Corporation Securities were acquired;
(d)  a complete and accurate description of all Derivative Instruments or Short Interests owned, held or entered into by or on behalf of such person or, as applicable, the beneficial owners;
(e) a complete and accurate description of any agreement, arrangement or understanding pursuant to which such person or, as applicable, the beneficial owner has received any financial assistance, funding or other consideration from any other person with respect to the investment by such person in the Corporation;
(f) a complete and accurate description of any agreement, arrangement or understanding that has been made, the effect or intent of which is to increase or decrease the voting power of such person or, as applicable, the beneficial owner with respect to any Corporation Securities, without regard to whether such transaction is required to be reported on a Schedule 13D in accordance with the Exchange Act;
(g) a complete and accurate description of all agreements, arrangements and understandings between or among (i) such person and any Interested Persons or (ii) such person or any Interested Persons and any other person (naming each such person) in connection with or related to the proposed nomination or other business to be brought at the meeting, including without limitation (A) any proxy, contract, arrangement, understanding or relationship pursuant to which such person has the right to vote any Corporation Securities; and (B) any other agreements that would be required to be disclosed by such person or any other person pursuant to Item 5 or Item 6 of a Schedule 13D that would be filed pursuant to the Exchange Act (regardless of whether the requirement to file a Schedule 13D is applicable to the stockholder giving the notice or any Interested Person or other person);
(h) any material interest of such person or, as applicable, the beneficial owner in the proposed nomination or other business to be brought at the meeting;
(i) a representation from such person as to whether such person or any beneficial owner on whose behalf such person is acting intends or is part of a group (providing the name and address of each participant) which intends (i) to deliver a proxy statement to and/or form of proxy with holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or to elect each proposed nominee, (ii) otherwise to solicit proxies in support of such proposed nomination or other business, and/or (iii) to solicit the holders of the Corporation’s shares in accordance with Rule 14a-19 under the Exchange Act;
(j) a representation from such person that such person (i) is, and will at the time of such meeting, be a holder of record of Corporation Securities entitled to vote at such meeting, that (ii) intends to vote such Corporation Securities at such meeting, and (iii) intends to appear in person at, or send a Qualified Representative to, such meeting to make such proposed nomination or present such other proposed business, as applicable, before such meeting; and
(k) the completed Representation and Agreement in the form provided by the Corporation pursuant to Section 1.11(a)(ii) with respect to such person and, as applicable, the beneficial owner.
“Supermajority Board Vote” means the affirmative vote of at least 75% of the total number of directors of the Board.

Annex F
CERTIFICATE OF INCORPORATION
OF
COMPASS SUB EAST, INC.

NOVEMBER 13, 2025
FIRST. The name of the corporation is Compass Sub East, Inc. (the “Corporation”).
SECOND. The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle 19808. The name of its registered agent at such address is Corporation Service Company.
THIRD. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as amended.
FOURTH. The total number of shares that the Corporation shall have authority to issue is 100 shares of common stock, and the par value of each such share is $0.01.
FIFTH. The name and mailing address of the incorporator is Kenneth Till, 17 20th Street North, Suite 500, Birmingham, AL 35203.
SIXTH. The board of directors of the Corporation is expressly authorized to adopt, amend or repeal bylaws of the Corporation.
SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the Corporation.
EIGHTH. To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. No amendment to, modification of or repeal of this Article EIGHTH shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to any such amendment, modification or repeal.
F-1

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Incorporation as of the date first written above.

By:	/s/ Kenneth Till
	Name:	Kenneth Till
	Title:	Sole Incorporator

F-2

Annex G
BYLAWS
OF
COMPASS SUB EAST, INC.
ARTICLE I

Stockholders
Section 1.1. Annual Meetings. An annual meeting of stockholders of Compass Sub East, Inc. (the “Corporation”) for the election of directors and for the transaction of any other proper business shall be held at such date, time and place (either within or without the State of Delaware) or may not be held at any place, but may instead be held solely by means of remote communication, as may be designated by the Corporation’s board of directors (the “Board of Directors”) from time to time.
Section 1.2. Special Meetings. Special meetings of stockholders of the Corporation (a) may be called at any time by the chairperson of the Board of Directors (the “Chair”), if any, the vice chairperson of the Board of Directors (the “Vice Chair”), if any, the president of the Corporation (the “President”), or the Board of Directors, to be held at such date, time and place (either within or without the State of Delaware) or may not be held at any place, but may instead be held solely by means of remote communication, as may be stated in the notice of the meeting, and (b) shall be called by the secretary of the Corporation (the “Secretary”) upon the written request, stating the purpose of the meeting, of stockholders of the Corporation who together own of record a majority of the outstanding shares of each class of stock of the Corporation entitled to vote at such meeting.
Section 1.3. Notice of Meetings.
(a) Whenever stockholders of the Corporation are required or permitted to take any action at a meeting, a written notice of the meeting shall be given stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders of the Corporation and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders of the Corporation entitled to vote at the meeting, if such date is different from the record date for determining stockholders of the Corporation entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by applicable law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder of the Corporation entitled to vote at such meeting as of the record date for determining the stockholders of the Corporation entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder of the Corporation at such stockholder’s address as it appears on the records of the Corporation.
(b) In addition, if a stockholder of the Corporation has consented to receive notices by a form of electronic transmission, then, so long as such consent has not been properly revoked by such stockholder or deemed revoked pursuant to Section 232(a) of the General Corporation Law of the State of Delaware, as may be amended from time to time (the “DGCL”), such notice (i) by facsimile telecommunication, or by electronic mail, shall be deemed to be given when directed to a number or an electronic mail address, respectively, at which such stockholder has consented to receive notice, (ii) by a posting on an electronic network together with separate notice to such stockholder of such specific posting shall be deemed given, upon the later of (A) such posting, and (B) the giving of such separate notice, and (iii) by any other form of electronic transmission, shall be deemed to be given when directed to such stockholder.
(c) For purposes of these bylaws (these “Bylaws”), “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
(d) Notice shall be deemed to have been given to all stockholders of the Corporation of record who share an address if notice is given in accordance with the “householding” rules set forth in the rules of the

Securities and Exchange Commission under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, in each case as may be amended from time to time, and Section 233 of the DGCL.
Section 1.4. Adjournments and Postponements.
(a) Subject to applicable law, any meeting of stockholders of the Corporation, annual or special, may be adjourned from time to time, to reconvene at the same or some other place, if any, thereof, and the means of remote communications, if any, and notice need not be given of any such adjourned meeting if the time and place and/or means of remote communication (as applicable) thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of the Corporation of record entitled to vote at such meeting.
(b) In addition, subject to applicable law, any meeting of stockholders of the Corporation, annual or special, may be postponed by the Board of Directors at any time before such meeting has been convened, and such postponement shall be considered a cancellation of the originally noticed meeting. Notice of the postponed meeting shall be given to each stockholder of the Corporation of record entitled to vote at the meeting.
Section 1.5. Quorum.
(a) At each meeting of stockholders of the Corporation, except where otherwise provided by applicable law or the certificate of incorporation, as may be amended, restated or amended and restated from time to time in accordance with its terms and applicable law (the “Charter”) or these Bylaws, the holders of a majority of the issued and outstanding shares of stock of the Corporation entitled to vote on a matter at the meeting, present in person or represented by proxy, shall constitute a quorum. In the absence of a quorum of the holders of any class of stock of the Corporation entitled to vote on a matter, either (i) the holders of such class so present or represented may, by majority vote, adjourn the meeting of such class from time to time in the manner provided by Section 1.4(b) of these Bylaws until a quorum of such class shall be so present or represented or (ii) the chairperson of the meeting may on his or her own motion adjourn the meeting from time to time in the manner provided by Section 1.4(b) of these Bylaws until a quorum of such class shall be so present and represented without the approval of the stockholders of the Corporation who are present in person or represented by proxy and entitled to vote, without notice other than announcement at the meeting.
(b) Shares of the Corporation’s own capital stock belonging, on the record date for determining stockholders of the Corporation entitled to vote at the meeting, to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.
Section 1.6. Organization. Meetings of stockholders of the Corporation shall be presided over by the Chair, if any, or, in the absence of the Chair or if the Chair is unable to act, by the Vice Chair, if any, or, in the absence of the Vice Chair or if the Vice Chair is unable to act, by the President or, in the absence of the President or if the President is unable to act, by a vice president of the Corporation or, in the absence of the foregoing persons or if the foregoing persons are unable to act, by a chairperson designated by the Board of Directors or, in the absence of such designation or if such designee is unable to act, by a chairperson chosen at the meeting. The Secretary or, in the absence of the Secretary or if the Secretary is unable to act, an assistant secretary of the Corporation, shall act as secretary of the meeting, but in the absence of the Secretary and any assistant secretary of the Corporation or if neither is able to act, the chairperson of the meeting may appoint any person to act as secretary of the meeting. The order of business at each such meeting shall be as determined by the chairperson of the meeting. The chairperson of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof and the opening and closing of the voting polls.
Section 1.7. Voting; Proxies.
(a) Unless otherwise provided in the Charter, each stockholder of the Corporation entitled to vote at any meeting of stockholders of the Corporation shall be entitled to one vote for each share of capital stock of the Corporation held by such stockholder who has voting power upon the matter in question.
(b) Each stockholder of the Corporation entitled to vote at a meeting of stockholders of the Corporation or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.
(c) A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally; provided, however, that a stockholder of the Corporation may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary. Voting at meetings of stockholders of the Corporation need not be by written ballot and need not be conducted by inspectors unless the holders of a majority of the outstanding shares of all classes of stock of the Corporation entitled to vote thereon present in person or represented by proxy at such meeting shall so determine.
(d) Directors shall be elected by a plurality of the votes of the shares of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by applicable law or by the Charter or these Bylaws, the affirmative vote of the holders of a majority of the shares of the Corporation present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders of the Corporation.
Section 1.8. Fixing Date for Determination of Stockholders of Record.
(a) In order that the Corporation may determine the stockholders of the Corporation entitled to notice of any meeting of stockholders of the Corporation or any adjournment thereof or, if necessary, any postponement thereof effected pursuant to Section 1.4(b) of these Bylaws, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders of the Corporation entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders of the Corporation entitled to notice of and to vote at a meeting of stockholders of the Corporation shall be at the close of business in the State of Delaware on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business in the State of Delaware on the day next preceding the day on which the meeting is held. A determination of stockholders of the Corporation of record entitled to notice of or to vote at a meeting of stockholders of the Corporation shall apply to any adjournment of the meeting or, if necessary, any postponement of the meeting effected pursuant to Section 1.4(b) of these Bylaws; provided, however, that the Board of Directors may fix a new record date for determination of stockholders of the Corporation entitled to vote at the adjourned or, if necessary, any postponed meeting, and in such case shall also fix as the record date for stockholders of the Corporation entitled to notice of such adjourned or postponed meeting the same or an earlier date as that fixed for determination of stockholders of the Corporation entitled to vote in accordance with the foregoing provisions of this Section 1.8 at the adjourned or postponed meeting.

(b) In order that the Corporation may determine the stockholders of the Corporation entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders of the Corporation entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, to its principal place of business, to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders of the Corporation are recorded or otherwise (taking into account any processes and procedures instituted by the Corporation pursuant to Section 5.8 of these Bylaws). Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders of the Corporation entitled to consent to corporate action in writing without a meeting shall be at the close of business in the State of Delaware on the day on which the Board of Directors adopts the resolution taking such prior action.
(c) In order that the Corporation may determine the stockholders of the Corporation entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to the effectiveness of such action. If no record date is fixed, the record date for determining stockholders of the Corporation for any such purpose shall be at the close of business in the State of Delaware on the day on which the Board of Directors adopts the resolution relating thereto.
Section 1.9. List of Stockholders Entitled to Vote. The Secretary shall prepare, at least ten days before every meeting of stockholders of the Corporation, a complete list of the stockholders of the Corporation entitled to vote at the meeting; provided, however, if the record date for determining the stockholders of the Corporation entitled to vote is less than ten days before the meeting date, the list shall reflect the stockholders of the Corporation entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing in this Section 1.9 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder of the Corporation for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (a) on a reasonably accessible electronic network; provided that the information required to gain access to such list is provided with the notice of the meeting; or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders of the Corporation entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder of the Corporation who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder of the Corporation during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation.
Section 1.10. Consent of Stockholders in Lieu of Meeting.
(a) Unless otherwise provided in the Charter, any action required by applicable law to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the Corporation entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery

(i) to its registered office in the State of Delaware by hand or by certified mail or registered mail, return receipt requested, (ii) to its principal place of business, (iii) to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders of the Corporation are recorded or (iv) otherwise (taking into account any processes and procedures instituted by the Corporation pursuant to Section 5.8 of these Bylaws).
(b) No written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner required by this Section 1.10 within sixty days of the first date on which a written consent is so delivered to the Corporation.
(c) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder of the Corporation or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written and signed for the purposes of this Section 1.10; provided, that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder of the Corporation or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery (A) to its registered office in the State of Delaware by hand or by certified or registered mail, return receipt requested, (B) to its principal place of business, (C) to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded or (D) otherwise (taking into account any processes and procedures instituted by the Corporation pursuant to Section 5.8 of these Bylaws). Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission, may be otherwise delivered to the principal place of business of the Corporation, to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded or otherwise (taking into account any processes and procedures instituted by the Corporation pursuant to Section 5.8 of these Bylaws) if, to the extent and in the manner provided by resolution of the Board of Directors, these Bylaws or the Charter. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.
(d) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided in this Section 1.10.
(e) Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than sixty days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Corporation. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective.
ARTICLE II

Board of Directors
Section 2.1. Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by applicable law or the Charter. The Board of Directors shall consist of one or more members (each of whom shall be a natural person), the number thereof to be determined from time to time by the Board of Directors. Directors need not be stockholders of the Corporation.

Section 2.2. Election; Term of Office; Death; Resignation; Removal; Vacancies.
(a) Each director shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any director may resign at any time upon written notice to the Board of Directors or to the President or the Secretary. Such resignation shall be effective when it is delivered unless the resignation specifies a later effective date or an effectiveness determined upon the happening of an event or events, in which case it shall be effective at such later date or upon the happening of such event or events, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective.
(b) Any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares of the Corporation then entitled to vote at an election of directors.
(c) Unless otherwise provided in the Charter or these Bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders of the Corporation having the right to vote as a single class or from any other cause may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any director elected or appointed to fill a vacancy shall hold office until the next annual meeting of the stockholders of the Corporation and his or her successor is elected and qualified or until his or her earlier death, resignation or removal.
Section 2.3. Regular Meetings. Subject to Section 2.5 of these Bylaws, regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined notice thereof need not be given.
Section 2.4. Special Meetings. Subject to Section 2.5 of these Bylaws, special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chair, if any, the Vice Chair, if any, the President or by any two directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.
Section 2.5. Participation in Meetings by Conference Telephone Permitted. Unless otherwise restricted by the Charter or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or of such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 2.5 shall constitute presence in person at such meeting.
Section 2.6. Quorum; Vote Required for Action. Unless the Charter provides otherwise, at all meetings of the Board of Directors, one-third of the entire Board of Directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the Charter or these Bylaws shall require a vote of a greater number. In case at any meeting of the Board of Directors a quorum shall not be present, the members of the Board of Directors present may adjourn the meeting from time to time until a quorum shall be present.
Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chair, if any, or, in the absence of the Chair or if the Chair is unable to act, by the Vice Chair, if any, or, in the absence of the Vice Chair or if the Vice Chair is unable to act, by the President or, in the absence of the President or if the President is unable to act, by a vice president of the Corporation or, in the absence of the foregoing persons or if the foregoing persons are unable to act, by a chairperson designated by the Board of Directors at the meeting. The Secretary or, in the absence of the Secretary or if the Secretary is unable to act, an assistant secretary of the Corporation, shall act as secretary of the meeting, but in the absence of the Secretary and any assistant secretary of the Corporation, the chairperson of the meeting may appoint any person to act as secretary of the meeting.
Section 2.8. Action by Directors Without a Meeting. Unless otherwise restricted by the Charter or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, or by electronic transmission and the writing or writings or electronic transmission or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than sixty days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 2.8 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective.
Section 2.9. Compensation of Directors. Unless otherwise restricted by the Charter or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors.
ARTICLE III

Committees
Section 3.1. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors or in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation (if any) to be affixed to all papers that may require it, but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders of the Corporation, any action or matter (other than the election or removal of directors) expressly required by applicable law to be submitted to stockholders of the Corporation for approval; (b) adopting, amending or repealing these Bylaws; or (c) removing or indemnifying directors.
Section 3.2. Committee Rules; Quorum. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may adopt, amend or repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, a majority of the directors then serving on such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.
ARTICLE IV

Officers
Section 4.1. Officers; Election. From time to time, the Board of Directors shall elect a President and a Secretary, and it may, if it so determines, elect from among its members a Chair and a Vice Chair. The Board of Directors may also elect one or more vice presidents, one or more assistant vice presidents, one or more assistant secretaries, a treasurer or one or more assistant treasurers or such other officers of the Corporation as the Board of Directors may deem desirable and may give any of them such further designations or alternate titles as it considers desirable. Any number of offices of the Corporation may be held by the same person unless the Charter or these Bylaws provide otherwise. The election of an officer of the Corporation shall not in and of itself create any contractual rights.
Section 4.2. Term of Office; Death; Resignation; Removal; Vacancies. Unless otherwise provided in the resolution of the Board of Directors electing any officer of the Corporation, each officer of the Corporation shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any officer of the Corporation may resign at any time upon written notice to the Board of Directors or to the President or the Secretary of the Corporation. Such resignation shall be effective when it is delivered unless the resignation specifies a later effective date or an effectiveness determined upon the happening of an event or events, in which case it shall be effective at such later date or upon the happening of such event or events, and unless otherwise specified therein, no acceptance of such resignation shall be necessary to make it effective. The Board of Directors may remove any officer of the Corporation with or without cause at any time.

Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors at any regular or special meeting.
Section 4.3. Powers and Duties. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these Bylaws or in a resolution of the Board of Directors that is not inconsistent with these Bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders of the Corporation, the Board of Directors and any committees in a book to be kept for that purpose. Unless otherwise required by applicable law, all contracts or other agreements, understandings, arrangements or instruments of the Corporation shall be executed on behalf of the Corporation by the President or any vice president of the Corporation, such other employee of the Corporation authorized in writing by the President or any vice president of the Corporation, with such limitations or restrictions as may be authorized by the Board of Directors. In case any officer is absent, or for any other reason that the Board of Directors may deem necessary or desirable, the President or the Board of Directors may delegate for the time being the powers or duties of such officer to any other officer or to any director. The Board of Directors may require any employee of the Corporation (including, without limitation, any officer of the Corporation) or any agent of the Corporation to give security for the faithful performance of his or her duties.
ARTICLE V

Miscellaneous
Section 5.1. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.
Section 5.2. Seal. The Corporation may have a corporate seal that shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.
Section 5.3. Uncertificated Shares. The shares of stock in the Corporation shall be uncertificated.
Section 5.5. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Whenever notice is required to be given under applicable law or any provision of the Charter or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders of the Corporation, directors or members of a committee of directors of the Corporation need be specified in any written waiver of notice unless so required by the Charter or these Bylaws.
Section 5.6. Indemnification of Directors and Officers.
(a) Each person who was or is made a party or is threatened to be made a party to or any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of him or her, or a person for whom he or she is the legal representative, being or having been a director, officer, employee or agent of the Corporation, or serving or having served at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an “Indemnitee”), shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the applicable law in the State of Delaware, as the same expressly exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense (including attorneys’ fees), judgments, fines and amounts paid in defense or settlement actually and reasonably incurred or suffered by such Indemnitee in connection with a Proceeding if the Indemnitee acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had no reasonable cause to believe the Indemnitee’s conduct was unlawful; provided, however, that, except as otherwise provided in this

Section 5.6 with respect to Proceedings to enforce rights to indemnification or Advancement of Expenses (as hereinafter defined), the Corporation shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board of Directors.
(b) Any Indemnitee shall also have the right to be paid by the Corporation the expenses (including attorneys’ fees) incurred by him or her in defending any Proceeding in advance of a final disposition (“Advancement of Expenses”) so long as the Corporation shall have received an undertaking by or on behalf of such Indemnitee to repay such amounts (an “Undertaking”) if it shall ultimately be determined by a final and binding judicial decision rendered by a court as contemplated by Section 145(k) of the DGCL that such Indemnitee is not entitled to be indemnified for such expenses under this Section 5.6 or Section 145(e) of the DGCL.
(c) If an amount properly owed to an Indemnitee under this Section 5.6 is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation in respect thereof, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be twenty days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover such unpaid amounts. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall also be entitled to be paid the actual expense incurred in prosecuting or defending such suit. In any suit brought by (i) the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that the Indemnitee has not met the applicable standard of conduct under applicable law in the State of Delaware or (ii) the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Corporation shall be entitled to recover such amounts upon a final and binding judicial decision rendered by a court as contemplated by Section 145(k) of the DGCL that the Indemnitee has not met the applicable standard of conduct under applicable law in the State of Delaware.
(d) The rights to indemnification and to the Advancement of Expenses contemplated by this Section 5.6 shall not be exclusive of any other right that any Indemnitee may be entitled under these Bylaws, agreement, vote of stockholders of the Corporation or disinterested members of the Board of Directors or otherwise.
(e) Any amendment or repeal of the provisions of this Section 5.6 shall not adversely affect any right (i) hereunder of any Indemnitee in respect of any act or omission occurring prior to the time of such amendment or repeal or (ii) under any agreement other agreement, understanding, arrangement or instrument providing for indemnification or Advancement of Expenses to an Indemnitee in effect prior to the time of such amendment or repeal.
(f) For purposes of this Section 5.6, (i) references to “other enterprises”, “fines” and “serving at the request of the Corporation” shall have the meanings ascribed to such terms in Section 145(i) of the DCGL, and references to the “Corporation” shall have the meaning ascribed to such term in Section 145(h) of the DGCL in addition to the meaning ascribed to such term in these Bylaws.
(g) The rights to indemnification and Advancement of Expenses contemplated by this Section 5.6 shall continue as to any Indemnitee who has ceased to be a director, officer, employee or agent of the Corporation, or ceased serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise and shall inure to the benefit of such Indemnitee’s heirs, executors and administrators.
Section 5.7. Interested Directors; Quorum. No contract or other agreement, understanding, arrangement or instrument or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or equivalents, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof that authorizes the contract or other agreement, understandings arrangement or instrument or transaction, or solely because his or her or their votes are counted for such purpose, if: (a) the material facts as to his or her relationship or interest and as to the contract or other agreement, understanding, arrangement or instrument or transaction are disclosed or are known to the Board of

Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or other agreement, understanding, arrangement or instruments or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to his or her relationship or interest and as to the contract or other agreement, understanding, arrangement or instruments or transaction are disclosed or are known to the stockholders of the Corporation entitled to vote thereon, and the contract or other agreement, understanding, arrangement or instruments or transaction is specifically approved in good faith by vote of the stockholders of the Corporation; or (c) the contract or other agreement, understanding, arrangement or instruments or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders of the Corporation. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes the contract or other agreement, understanding, arrangement or instruments or transaction.
Section 5.8. Form of Records. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger (as such term is defined in Section 219(c) of the DGCL), books of account, and minute books, may be kept on, or be in the form of, any information storage device or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases); provided that the records so kept can be converted into clearly legible form within a reasonable time, and with respect to the stock ledger, that the records so kept satisfy clauses (i) through (iii) of Section 224 of the DGCL. The Corporation shall so convert any records so kept upon the request of any person entitled by law to inspect such records in accordance with law.
Section 5.9. Conflict with Applicable Law or Certificate of Incorporation. These Bylaws are adopted subject to any applicable law and the Charter. Whenever these Bylaws may conflict with any applicable law or the Charter, such conflict shall be resolved in favor of such law or the Charter, as applicable.
Section 5.10. Amendment or Repeal. These Bylaws may be amended or repealed, and new bylaws adopted, by the Board of Directors, but the stockholders of the Corporation entitled to vote may adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.

Annex H

November 23, 2025

Board of Directors
CommerceOne Financial Corporation
17 20th Street North
Suite 500
Birmingham, AL 35203
Members of the Board of Directors:
We understand that CommerceOne Financial Corporation (the “Company”) and Green Dot Corporation (the “Seller”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 20, 2025 (the “Merger Agreement”) and, concurrently with the entry into the Merger Agreement, the Company, the Seller and GreenDot OpCo, LLC (the “OpCo”) propose to enter into a Separation Agreement, substantially in the form of the draft dated November 22, 2025 (the “Separation Agreement”, together with the Merger Agreement, the “Agreements”). The Agreements provide, among other things, that (i) the Company1 would create a merger sub that would merge with and into the Seller (the “Merger”) and each share of Class A common stock, par value $0.001 per share, of the Seller and Class B common stock, par value $0.001, of the Seller will be converted into the right to (a) receive 0.2215 shares of common stock, par value $1.00 per share, of the Company (“Company Common Stock”) and (b) an amount in cash equal to $8.11 (funded solely by the Sale) (the “Per Share Cash Consideration”, together with the Company Common Stock, the “Merger Consideration”); (ii) following the Merger, the Seller would distribute all of its equity in Green Dot Bank to the Company; and (iii) the Company would sell the Seller and its remaining embedded finance business to OpCo (the “Sale”, together with the Merger, the “Transactions”). The terms and conditions of the Transactions are more fully set forth in the Agreements. You have requested that Performance Trust Capital Partners, LLC (“Performance Trust”) provide an opinion to the Board of Directors of the Company as to whether the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the Company.
For purposes of the opinion set forth herein, we have:
(1)	Reviewed the draft Agreements and certain related documents;
(2)
Reviewed certain publicly available business and financial information relating to the Company and the Seller, including reports filed with the Securities and Exchange Commission, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve;

(3)
Reviewed certain other business, financial and operating information relating to the Company and the Seller provided by management of the Company and the Seller, including financial forecasts for the Company prepared by the management of the Company (the “Company Projections”) and financial forecasts for the Seller prepared by the management of the Seller, as approved or adjusted by the management of the Company (the “Seller Projections”) and publicly available consensus “street estimates” of GDOT;

(4)
Reviewed detailed operating plan, including final terms and financial impact of the proposed Master Services Agreement between Green Dot Bank and OpCo, pursuant to which Green Dot Bank will provide sponsor bank services to OpCo after the Transactions;

[1]
In connection with the Merger, the Company would create a new holding company that would issue the stock consideration to the Seller stockholders and that the Company would ultimately merge into. For purposes of describing the Transactions, references to the “Company” and “Company Common Stock” refer to the surviving entity after the upstream merger of the Company into the new holding company.

(5)
Discussed the past and current operations, financial condition, and the prospects of the Company and the Seller with senior executives of the Company, including discussions regarding the proposed Transactions;

(6)
Reviewed certain financial terms of the proposed Transactions and compared certain of those terms with the publicly available financial terms of certain similar transactions that have been effected or announced;

(7)	Reviewed certain financial data of Company and the Seller and compared that data with similar data for companies with publicly traded equity securities that Performance Trust deemed relevant; and
(8)	Considered such other information, financial studies, analyses, investigations, economic data, and market criteria that Performance Trust deemed relevant.
We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Seller and formed a substantial basis for this opinion. We have further relied upon the assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the Seller Projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Seller as to the future financial performance of the Seller.
In addition, we have assumed that the Transactions will be consummated in accordance with the terms set forth in the Agreements without any waiver, amendment or delay of any terms or conditions and without adjustment to the Merger Consideration, and that the Agreements will not differ in any respect material to our analyses or opinion from the drafts thereof furnished to us. We have assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Transactions, no delays, limitations, conditions or restrictions will be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the proposed Transactions. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters.
In formulating our opinion, we have considered only what we understand to be the Merger Consideration pursuant to the Agreement and we did not consider and we express no opinion with respect to the fairness of (i) the consideration to be received for the Sale pursuant to the Separation Agreement; (ii) the amount or nature of the compensation to be paid to any of the Seller’s officers, directors or employees, or any class of such persons, if any, or (iii) otherwise. This opinion does not address how the shares of Company Common Stock to be issued in the Merger will trade following the closing of the Transactions or at any time. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Seller, nor have we been furnished with any such valuations or appraisals. In addition, we are not experts in evaluating loan, lease, investment, or trading portfolios for purposes of assessing the adequacy of the allowances for losses or evaluating loan servicing rights or goodwill for purposes of assessing any impairment thereto. We did not make an independent evaluation of the adequacy of the Company’s or the Seller’s allowances for such losses, nor have we reviewed any individual loan or credit files or investment or trading portfolios. In all cases, we have assumed that the Company’s and the Seller’s allowances for such losses are adequate to cover such losses. We have not evaluated the solvency of the Company or the Seller or the solvency or fair value of the Company, the Seller, or any other entity or person or their respective assets or liabilities under any state or federal laws relating to bankruptcy, insolvency, fraudulent conveyance, or similar matters.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring or coming to our attention after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. We express no view as to, and our opinion does not address, the underlying business decision of the Company to proceed with the Transactions or the relative merits of the Transactions as compared to any alternative business strategies that might be available for the Company.
We have acted as financial advisors to the Board of Directors of the Company in connection with the proposed Transactions and will receive a fee for such services, a substantial portion of which is contingent upon the closing of the Transaction, and will be entitled to receive a fee upon delivery of this opinion, which is not contingent upon the successful completion of the Transactions or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. In the two years prior to the date hereof, we have not been engaged on financial advisory and investment banking assignments for the Company or the Seller or their respective affiliates. We may seek to provide financial advisory or investment banking services to the Company or other company that may be involved in the Transactions in the future and would expect to receive fees for the rendering of these services.
Please note that Performance Trust is a full-service securities firm engaged in securities trading and brokerage activities and provides investment banking and financial advisory services. Performance Trust and its affiliates may, from time to time, perform various investment banking and financial advisory services for other clients who may have conflicting interest with respect to the Company. Performance Trust and its affiliates, directors and officers may at any time invest on a principal basis, hold long or short positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities, or other securities and financial instruments (including bank loans and other obligations) of the Company, the Seller or any other company that may be involved in the Transactions, or any related derivative instruments.
This opinion has been approved by a committee of Performance Trust in accordance with our customary practice. This opinion is for the information of the Board of Directors (in its capacity as such) of the Company in its evaluation of the proposed Transactions, and our opinion is not intended to be and does not constitute a recommendation to any stockholder or any other person as to how such stockholder should vote or act on any matters relating to the proposed Transactions. Furthermore, this opinion should not be construed as creating any fiduciary duty on the part of Performance Trust to any party. This opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Performance Trust or any of its affiliates be made, without our prior written consent, except that this opinion may be disclosed in and filed with a proxy statement/prospectus used in connection with the Merger that is required to be filed with the Securities and Exchange Commission, provided that this opinion is quoted in full in such proxy statement/prospectus.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration pursuant to the Merger Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

Performance Trust Capital Partners, LLC

Annex I

388 Greenwich Street New York, NY 10013

November 23, 2025

The Board of Directors
Green Dot Corporation
1675 N. Freedom Blvd (200 West) Building 1
Provo, Utah 84604
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of Class A common stock, par value $0.001 per share (“Green Dot Class A Common Stock”), of Green Dot Corporation (“Green Dot”) of the Merger Consideration (as defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into by and among Green Dot, CommerceOne Financial Corporation (“CommerceOne”), Compass Sub North, Inc., a wholly owned subsidiary of CommerceOne (“New CommerceOne”), Compass Sub East, Inc., a wholly owned subsidiary of New CommerceOne (“Merger Sub One”), and Compass Sub West, Inc., a wholly owned subsidiary of Compass Sub Northwest, Inc. (“Merger Sub Two”). As more fully described in the Merger Agreement, (i) CommerceOne has organized New CommerceOne, and New CommerceOne has organized Merger Sub One and Compass Sub Northwest, Inc., a wholly owned subsidiary of New CommerceOne (“Merger Sub Two Holdco”), and Merger Sub Two Holdco has organized Merger Sub Two, for the purpose of facilitating the transactions contemplated by the Merger Agreement, (ii) Merger Sub One will merge with and into CommerceOne (the “CommerceOne Merger”), with CommerceOne being the surviving corporation and a wholly owned subsidiary of New CommerceOne, (iii) Merger Sub Two will merge with and into Green Dot (the “Green Dot Merger”), with Green Dot being the surviving corporation and a wholly owned subsidiary of Merger Sub Two Holdco and (iv) CommerceOne, as the surviving corporation of the CommerceOne Merger, will merge with and into New CommerceOne (the “Upstream Merger” and together with the CommerceOne Merger and the Green Dot Merger, the “Mergers”), with New CommerceOne being the surviving corporation. In addition, pursuant to the Merger Agreement, except as otherwise provided for therein, (i) by virtue of the CommerceOne Merger, each issued and outstanding share of common stock, par value $1.00 per share (“CommerceOne Common Stock”), of CommerceOne will be converted into the right to receive one share of the common stock, par value $0.01 per share (“New CommerceOne Common Stock”), of New CommerceOne and (ii) by virtue of the Green Dot Merger, each issued and outstanding share of Green Dot Class A Common Stock and Class B common stock, par value $0.001 per share, of Green Dot, except for shares owned by Green Dot, CommerceOne or New CommerceOne (in each case other than shares (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Green Dot, CommerceOne or New CommerceOne in respect of debts previously contracted), will be converted into the right to receive (A) 0.2215 shares of New CommerceOne Common Stock (the “Per Share Stock Consideration”) and (B) an amount in cash equal to $8.11 (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Merger Consideration”). In addition, we understand that, concurrently with the execution of the Merger Agreement, New CommerceOne and Green Dot are entering to a Separation Agreement (the “Separation Agreement”) with Green Dot OpCo, LLC (the “Payments Buyer”), pursuant to which, among other things (a) immediately following the CommerceOne Merger and the Green Dot Merger, Green Dot will convert into a limited liability company pursuant to the General Corporation Law of the State of Delaware and the Limited Liability Company Act of the State of Delaware (the “Conversion”), (b) immediately following the Conversion, Green Dot will distribute the stock of Green Dot Bank, a wholly owned subsidiary of Green Dot (“Green Dot Bank”), to Merger Sub Two Holdco (the “Distribution” and, together with the Conversion, the “Pre-Sale Reorganization”) and (c) immediately following the Pre-Sale Reorganization, Payments Buyer will purchase and acquire all of New CommerceOne’s and its subsidiaries’ right, title and interest in and to the Business Assets (as defined in the Separation Agreement) and Payments Buyer

The Board of Directors
Green Dot Corporation
November 23, 2025

and its subsidiaries will assume, pay, satisfy, discharge, perform and fulfill when due all Business Liabilities (as defined in the Separation Agreement), in exchange for a payment to New CommerceOne or to a designee thereof of $690,000,000 (the “Payments Sale” and, together with the Mergers, the “Transaction”).
In arriving at our opinion, we reviewed a draft dated November 23, 2025 of the Merger Agreement and a draft dated November 23, 2025 of the Separation Agreement, and held discussions with certain senior officers, directors and other representatives and advisors of Green Dot and certain senior officers and other representatives and advisors of CommerceOne concerning the businesses, operations and prospects of Green Dot and CommerceOne. We examined certain publicly available business and financial information relating to Green Dot and CommerceOne as well as certain (x) financial forecasts and other information and data relating to Green Dot, which were provided to or discussed with us by the management of Green Dot (the “Green Dot Projections”) and (y) financial forecasts and other information and data relating to CommerceOne after giving effect to the consummation of the Mergers and the Payments Sale (the “Pro Forma Bank”), including certain pro forma effects and benefits anticipated to result from the Mergers, which were provided to us by CommerceOne and adjusted and extrapolated by the management of Green Dot (the “Adjusted Pro Forma Bank Projections”). We reviewed the financial terms of the Mergers as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Green Dot Class A Common Stock; the historical and projected earnings and other operating data of Green Dot and the projected earnings and other operating data of the Pro Forma Bank; and the capitalization and financial condition of Green Dot and the Pro Forma Bank. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Green Dot and the Pro Forma Bank. We also reviewed certain potential pro forma financial effects of the Mergers and the Payments Sale, including anticipated tax costs and other consequences thereof provided to us by Green Dot and its tax advisors. In connection with our engagement and at the direction of Green Dot, we were requested to approach, and we held discussions with, third parties to solicit indications of interest in the possible acquisition of all or a part of Green Dot. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.
In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Green Dot and CommerceOne that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have assumed, with your consent, that there are no material undisclosed liabilities of CommerceOne for which appropriate reserves or other provisions have not been made. With respect to the Green Dot Projections and other information and data provided to or otherwise reviewed by or discussed with us relating to Green Dot, we have been advised by the management of Green Dot that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Green Dot as to the future financial performance of Green Dot and the other matters addressed thereby. With respect to the Adjusted Pro Forma Bank Projections and other information and data provided to or otherwise reviewed by or discussed with us relating to Pro Forma Bank, we have been advised by the management of Green Dot that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Green Dot as to the future financial performance of such Pro Forma Bank and the other matters addressed thereby (including the pro forma effects and benefits anticipated to resulting from the Mergers). At your direction, we have assumed that the Green Dot Projections and the Adjusted Pro Forma Bank Projections are a reasonable basis upon which to evaluate the Transaction and we have relied upon such projections for purposes of our analyses and opinion. We express no view or opinion as to the Green Dot Projections or the Adjusted Pro Forma Bank Projections or any other information or data (or the underlying assumptions on which any such information or data are based) provided to or otherwise reviewed by or discussed with us.

The Board of Directors
Green Dot Corporation
November 23, 2025

We have assumed, with your consent, that the Mergers and the Payments Sale will be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Mergers or Payments Sale, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Green Dot, CommerceOne, the Pro Forma Bank or the contemplated benefits of the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. We further have assumed that the final terms of the Merger Agreement and the Separation Agreement will not vary in any meaningful respect from those set forth in the drafts reviewed by us. We are not expressing any opinion as to what the value of any securities actually will be when issued pursuant to the Mergers or the price or range of prices at which shares of CommerceOne Common Stock or New CommerceOne Common Stock may trade at any time.
We also are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting Green Dot, CommerceOne, the Pro Forma Bank or the Transaction (including the contemplated benefits thereof), and we have relied, with your consent, upon the assessments of representatives of Green Dot as to such matters. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Green Dot or CommerceOne, nor have we made any physical inspection of the properties or assets of Green Dot or CommerceOne. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of allowances for losses with respect thereto, and we have not made an independent evaluation of the adequacy of such allowances of Green Dot or CommerceOne. We have not evaluated the solvency or fair value of Green Dot or CommerceOne or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to the potential impact on Green Dot or CommerceOne, or any other entity, of any actual or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent or other orders or investigations.
Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to be received by the holders of Green Dot Class A Common Stock pursuant to the Merger Agreement (to the extent expressly specified herein). Our opinion does not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, the terms, aspects or implications of the Merger Agreement, the Separation Agreement or any other agreement, arrangement or understanding to be entered into or amended in connection with or contemplated by the Transaction or otherwise. We express no view as to, and our opinion does not address, the underlying business decision of Green Dot to effect or enter into the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Green Dot or the effect of any other transaction which Green Dot might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Merger Consideration or otherwise. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. Although developments occurring or coming to our attention after the date hereof may affect our opinion, we have no obligation to update, revise or reaffirm our opinion.
Citigroup Global Markets Inc. has acted as financial advisor to Green Dot in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Green Dot and CommerceOne for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. As previously disclosed to you, as of the date of that disclosure, we had a position amounting to less than 1% of the outstanding shares of Green Dot Class A Common Stock. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Green Dot, CommerceOne and their respective affiliates.

The Board of Directors
Green Dot Corporation
November 23, 2025

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Green Dot (the “Board”), in its capacity as such, in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation as to how the Board or any securityholder should vote or act on any matters relating to the proposed Transaction or otherwise.
Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Green Dot Class A Common Stock in the Green Dot Merger pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.
Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC

Annex J
COMMERCEONE FINANCIAL CORPORATION
2026 EQUITY INCENTIVE PLAN
ADOPTED BY THE BOARD OF DIRECTORS: MARCH 25, 2026
APPROVED BY THE STOCKHOLDERS: [•]
ARTICLE I
GENERAL
1.1 Plan Purpose. The purpose of the CommerceOne Financial Corporation 2026 Equity Incentive Plan is to help the Company to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards. Upon approval of the Plan by the Company’s stockholders, and subject to the consummation of the transactions contemplated in (a) that certain Agreement and Plan of Merger, dated as of November 23, 2025, by and among Green Dot Corporation, the Company, Compass Sub North, Inc., Compass Sub East, Inc. and Compass Sub West, Inc., and (b) that certain Separation Agreement, dated as of November 23, 2025, by and among Green Dot Corporation, Green Dot OpCo, LLC and Compass Sub North, Inc. (collectively, the “Closings”), the CommerceOne Second Amended and Restated 2018 Incentive Stock Compensation Plan (the “2018 Plan”) will be terminated, and no new awards may be granted under the 2018 Plan after such date.
1.2 Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.
ARTICLE II
DEFINITIONS
2.1 As used in the Plan, the following definitions apply to the capitalized terms indicated below:
(a) “Adoption Date” means the date the Plan is first approved by the Board or the Committee.
(b) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Committee may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.
(c) “Applicable Law” means any applicable securities, federal, state, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).
(d) “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, an RSU Award, a SAR, a Performance Award or any Other Award).
(e) “Award Agreement” means the written document evidencing the terms and conditions of an Award which may, but need not be (as determined by the Committee) executed or acknowledged by a Participant as a condition to receiving an Award or the benefits under an Award.
(f) “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board will be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination will be final and binding on all Participants.
(g) “Cause” has the meaning ascribed to such term in any written agreement between the Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) such Participant’s conviction of, or plea of no contest to, any felony or any crime involving fraud, embezzlement, dishonesty or moral turpitude under the laws of the United States or any state thereof or under the laws of any other jurisdiction; (ii) such Participant’s attempted commission of, or participation in, a fraud, theft or act of dishonesty against the Company or any client of the Company; (iii) such Participant’s material violation of any contract or agreement between the Participant and the Company, of any statutory duty owed to the Company or of any code of ethics or material policies of the Company (including, without limitation, policies relating to sexual harassment or other prohibited discrimination); (iv) such Participant’s unauthorized use or disclosure of the Company’s confidential information or trade secrets; (v) the refusal or willful omission by such Participant, other than due to Disability or any permitted leave required by Applicable Law, to perform any duties and responsibilities required of the Participant; (vi) such Participant’s engagement in gross misconduct that causes financial or reputation harm to the Company; (vii) such Participant’s habitual abuse of narcotics; or (viii) such Participant’s disqualification or bar by any governmental or self-regulatory authority from serving in the capacity required by his or her job description or such Participant’s loss of any governmental or self-regulatory license that is reasonably necessary for such Participant to perform his or her duties or responsibilities, in each case as an Employee, Director or Consultant, as applicable, of the Company.
(h) “Change in Control” means the occurrence, in a single transaction or in a series of related transactions, of any of the following events:
(i) during any period of not more than 24 months, individuals who constitute the Board as of the beginning of the period (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) will be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or publicly threatened election contest with respect to directors or as a result of any other actual or publicly threatened solicitation of proxies by or on behalf of any person other than the Board will be deemed to be an Incumbent Director;
(ii) any “person” (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities eligible to vote for the election of the Board. Notwithstanding the foregoing, a Change in Control will not be deemed to occur on account of the ownership or acquisition of securities of the Company: (A) by the Company, (B) by any employee benefit plan (or related trust) sponsored or maintained by the Company, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities or (D) pursuant to a Non-Qualifying Transaction;
(iii) the consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company (directly or indirectly) that requires the approval of the Company’s stockholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (A) the stockholders of the Company immediately prior to such Business Combination Own, directly or indirectly, either (1) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving Entity in such Business Combination (the “Surviving Entity”) or (2) more than 50% of the combined outstanding voting power of the parent of the Surviving Entity, in each case in substantially the same proportion as their Ownership of the outstanding voting securities of the Company immediately prior to such Business Combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the Surviving Entity or the parent), is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the parent (or, if there is no parent, the Surviving Entity) and (C) at least a majority of the members of the board of directors of the parent (or, if there is no parent, the Surviving Entity) following the consummation of the Business Combination were Incumbent Directors at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination (any Business

Combination which satisfies all of the criteria specified in (A), (B) and (C) of this paragraph (iii) will be deemed to be a “Non-Qualifying Transaction”);
(iv) the consummation of a sale of all or substantially all of the consolidated assets of the Company and its Subsidiaries (taken as a whole) to any “person” or “group” (as such terms are defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act); or
(v) the Company’s stockholders approve a plan of complete liquidation or dissolution of the Company.
Notwithstanding the foregoing or any other provision of the Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company and (B) a Change in Control will not be deemed to occur solely because any person acquires beneficial ownership of more than 50% of the outstanding voting securities of the Company as a result of the acquisition of outstanding voting securities of the Company by the Company which reduces the number of outstanding voting securities of the Company; provided that if after such acquisition by the Company described in the preceding clause (B) such person becomes the beneficial owner of additional voting securities of the Company that increases the percentage of outstanding voting securities of the Company beneficially owned by such person, a Change in Control will then occur.
(i) “Code” means the Internal Revenue Code of 1986.
(j) “Committee” means the Compensation Committee of the Board and any other committee of two or more Directors to whom authority has been delegated by the Board or Compensation Committee of the Board in accordance with the Plan; provided, however, that, unless otherwise determined by the Board, the Committee will consist solely of two or more Qualified Members.
(k) “Common Stock” means the common stock of the Company, par value $0.01 per share.
(l) “Company” means CommerceOne Financial Corporation, a Delaware corporation, and any successor thereto.
(m) “Consultant” means any natural person, including an advisor, who is engaged by the Company or an Affiliate to render services and is compensated for such services. Notwithstanding the foregoing, a person is treated as a Consultant under the Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.
(n) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Committee, such Participant’s Continuous Service will be considered to have terminated on the date such entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. The Committee will determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer or other authorized representative of the Company, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).
(o) “Covered Person” means any member of the Board or any person to whom the Board delegates its powers, responsibilities or duties in writing, including by resolution.
(p) “Director” means a member of the Board.
(q) “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Committee on the basis of such medical evidence as the Committee deems warranted under the circumstances.
(r) “Effective Date” means [•].
(s) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.
(t) “Exchange Act” means the Securities Exchange Act of 1934.
(u) “Fair Market Value” means, as of any date, unless otherwise determined by the Committee, the value of one share of Common Stock determined as follows:
(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for the Common Stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported by a source the Committee deems reliable;
(ii) If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists; and
(iii) In the absence of such markets for the Common Stock, or if otherwise determined by the Committee, the Fair Market Value will be determined by the Committee in good faith and in a manner that complies with Sections 409A and 422 of the Code.
(v) “Good Reason” means (a) with respect to a Participant employed pursuant to a written employment agreement which agreement includes a definition of “Good Reason,” “Good Reason” as defined in that agreement or (b) with respect to any other Participant, the occurrence of any of the following in the absence of the Participant’s written consent: (i) any material and adverse change in the Participant’s position or authority with the Company as in effect immediately before a Change in Control, other than an isolated and insubstantial action not taken in bad faith and which is remedied by the Company within 30 days after receipt of notice thereof given by the Participant; (ii) the transfer of the Participant’s primary work site to a new primary work site that is more than 50 miles from the Participant’s primary work site in effect immediately before a Change in Control; or (iii) a diminution of the Participant’s base salary in effect immediately before a Change in Control by more than 10%, unless such diminution applies to all similarly situated employees. If the Participant does not deliver to the Company a written notice of termination within 60 days after the Participant has knowledge that an event constituting Good Reason has occurred, the event will no longer constitute Good Reason. In addition, the Participant must give the Company 30 days to cure the event constituting Good Reason and resign for Good Reason within 30 days after the end of such cure period.
(w) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).
(x) “Incentive Stock Option” means an option granted pursuant to ARTICLE VI of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.
(y) “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Committee determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. Without limiting the foregoing, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) to impose reasonable restrictions on the minimum number of shares subject to an Option that may be exercised; (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.
(z) “Nonstatutory Stock Option” means any option granted pursuant to ARTICLE VI of the Plan that does not qualify as an Incentive Stock Option.
(aa) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.
(bb) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.
(cc) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.
(dd) “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof, that is not an Incentive Stock Option, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.
(ee) “Own,” “Owned,” “Owner,” “Ownership” means that a person or entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.
(ff) “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.
(gg) “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 7.2 pursuant to such terms as are approved by the Committee. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Committee may determine that other property may be used in payment of Performance Awards.
(hh) “Performance Goals” means the performance goal(s) established by the Committee in connection with the grant of any Awards, which may be payable based on the level of attainment of criteria determined by the Committee from time to time, and as may be adjusted, modified or amended by the Committee, at any time, retrospectively or prospectively. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. In addition, the Committee retains the discretion to increase, reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Award.
(ii) “Performance Period” means the period of time selected by the Committee over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, as determined by the Committee.
(jj) “Plan” means this CommerceOne Financial Corporation 2026 Equity Incentive Plan.
(kk) “Qualified Member” means a member of the Board who is (i) a “non-employee director” within the meaning of Rule 16b-3(b)(3), and (ii) “independent” under the listing standards or rules of the securities exchange upon which the Common Stock is traded, but only to the extent such independence is required in order to take the action at issue pursuant to such standards or rules.

(ll) “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 7.1.
(mm) “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 7.1.
(nn) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.
(oo) “Rule 405” means Rule 405 promulgated under the Securities Act.
(pp) “Section 409A” means Section 409A of the Code.
(qq) “Securities Act” means the Securities Act of 1933.
(rr) “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 4.1.
(ss) “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of ARTICLE VI.
(tt) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.
(uu) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.
Whenever used in the Plan or the Award Agreements, (i) references to actions or determinations by or authority of the Committee or the Board will be to actions or determinations by or authority of the Committee or the Board (as applicable) in its discretion; (ii) the words “include,” “includes” and “including” will be deemed to be followed by the words “without limitation”; (iii) references to a statute, rule or regulation are to the statute, rule or regulation, as amended, modified, supplemented or replaced from time to time, and in all cases include any applicable ruling, court case, interpretive guidance or other requirement established by a governmental authority, agency or stock exchange (and, in the case of statutes, include any rules and regulations promulgated under the statute); (iv) references to any governmental authority include any successor to the governmental authority; (v) references to any entity include any corporation, limited liability company, partnership, association, business trust and similar organization and include any governmental authority, and in all cases include any successor thereto; (vi) Applicable Law will include any tax law that imposes requirements in order to avoid adverse tax consequences; (vii) references to a contract, agreement, policy or plan are to the contract, agreement, policy or plan as amended, modified, supplemented or replaced from time to time; and (viii) the singular form of a word will be deemed to include the plural form, unless the context requires otherwise. Unless the text indicates otherwise, references to sections are to sections of the Plan.
ARTICLE III
ADMINISTRATION
3.1 Administration by Committee. The Compensation Committee of the Board will administer the Plan. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board will have all of the authority and responsibility granted to the Committee herein.
3.2 Powers of Committee. The Committee will have the power, subject to, and within the limitations of, the express provisions of the Plan:
(a) To determine from time to time: (i) which of the persons eligible under the Plan will be granted Awards; (ii) when and how each Award will be granted; (iii) what type or combination of types of Award will be granted; (iv) the provisions of each Award granted, including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (v) the number of shares of

Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (vi) the Fair Market Value applicable to an Award; and (vii) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.
(b) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.
(c) To settle all controversies regarding the Plan and Awards granted under it.
(d) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.
(e) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Change in Control, for reasons of administrative convenience.
(f) To suspend or terminate the Plan at any time; provided, however, that suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.
(g) To amend the Plan in any respect the Committee deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law; provided, further, that, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan except with the written consent of the affected Participant.
(h) To submit any amendment to the Plan for stockholder approval.
(i) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Committee discretion; provided, however, that a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless the affected Participant consents in writing.
(j) Generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.
(k) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Committee approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).
(l) To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (i) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (ii) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Committee); or (iii) any other action that is treated as a repricing under generally accepted accounting principles; provided, however, that any such action that constitutes a repricing under then-applicable stock exchange rules and listing standards will be subject to the approval of the Company’s stockholders.
3.3 Non-Uniform Determinations. The Committee’s determinations under the Plan and Award Agreements need not be uniform and any such determinations may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee will be entitled, among other things, to make non-uniform and selective determinations under Award Agreements, and to enter into non-uniform and selective Award Agreements, as to (i) the persons to receive Awards, (ii) the terms and conditions of Awards and (iii) whether a Participant’s Continuous Service has been terminated for purposes of the Plan.
3.4 Delegation of Administration.
(a) General. The Committee may delegate (either generally or specifically) the powers, authorities and discretions conferred on it under this Plan as it deems appropriate in its sole discretion in accordance with Applicable Law. The Committee may allocate among its members and delegate to any person who is not a member of the Committee, or to any administrative group within the Company and its Subsidiaries, any of its powers, responsibilities or duties. In delegating its authority, the Committee will consider the extent to which any delegation may cause Awards to fail to meet the requirements of Rules 16(b)-3(d)(1) or 16(b)-3(e) under the Exchange Act. Except as specifically provided to the contrary, references to the Committee include any administrative group, individual or individuals to whom the Committee has delegated its duties and powers. The Committee may retain the authority to concurrently administer the Plan with any other Committee or subcommittee and may, at any time, revest in such Committee or subcommittee some or all of the powers previously delegated.
3.5 Effect of Committee’s Decision. All determinations, interpretations and constructions made by the Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.
3.6 Indemnification. No Covered Person will have any liability to any person (including any Participant) for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award, except as expressly provided by statute. Each Covered Person will be indemnified and held harmless by the Company against and from:
(a) any loss, cost, liability or expense (including attorneys’ fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement, in each case, in good faith; and
(b) any and all amounts paid by such Covered Person, with the Company’s approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person, provided that the Company will have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once the Company gives notice of its intent to assume the defense, the Company will have sole control over such defense with counsel of the Company’s choice.
The foregoing right of indemnification will not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person’s bad faith, fraud or willful misconduct. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Company’s articles of incorporation or bylaws, pursuant to any individual indemnification agreements between such Covered Person and the Company, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such persons or hold them harmless.
3.7 Available Awards. The Plan provides for the grant of the following Awards:
(a) Incentive Stock Options;
(b) Nonstatutory Stock Options;
(c) SARs;
(d) Restricted Stock Awards;
(e) RSU Awards;
(f) Performance Awards; and

(g) Other Awards.
ARTICLE IV
SHARES SUBJECT TO THE PLAN
4.1 Share Reserve. Subject to adjustment in accordance with Section 4.3 and Section 8.1, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed the sum of [•]1 shares, plus an annual increase on the first day of each year beginning in 2027 and ending in 2036, equal to the lesser of (A) three percent of the shares outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by the Board or the Committee.
4.2 Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 4.1 and subject to any adjustments as necessary to implement any capitalization adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is [•]2 shares.
4.3 Share Reserve Operation. The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (i) any shares that expire or that terminate or are forfeited back to the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) shares subject to an Award that is settled in cash (in whole or in part), including the payment of dividend equivalent rights in cash; (iii) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (iv) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award. Shares of Common Stock subject to awards that are assumed, converted or substituted under the Plan as a result of the Company’s acquisition of another company (including by way of merger, combination or similar transaction) will not count against the number of shares that may be granted under the Plan. Available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and do not reduce the maximum number of shares available for grant under the Plan, subject to applicable stock exchange requirements.
ARTICLE V
ELIGIBILITY AND LIMITATIONS
5.1 Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.
5.2 Specific Award Limitations.
(a) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees who are employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).
(b) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Award Agreement(s).
(c) Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (i) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (ii) the Option is not exercisable after the expiration of five years from the date of grant of such Option.
5.3 Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a non-Employee Director with respect to any calendar year,
1	NTD: To represent 10% of Common Stock shares outstanding on a fully diluted basis.
2	NTD: To equal share reserve amount.

including Awards granted and cash fees paid by the Company to such non-Employee Director, will not exceed $1,000,000 in total value, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes; provided, however, that the Qualified Members may make exceptions to this limit (x) for a Director participating in a special committee or (y) with respect to the calendar year during which a non-Employee Director is newly appointed as a member of the Board, provided, in each case, that the non-Employee Director receiving such additional compensation may not participate in the decision to award such additional compensation.
ARTICLE VI
OPTIONS AND SARS
Each Option and SAR will have such terms and conditions as determined by the Committee; provided, however, that each Award Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions.
6.1 Type. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents.
6.2 Term. Subject to Section 5.2(c) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of 10 years from the date of grant of such Award or such shorter period specified in the Award Agreement.
6.3 Exercise or Strike Price. Subject to Section 5.2(c) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Change in Control and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.
6.4 Exercise Procedure and Payment of Exercise Price for Options. An Option may be exercised subject to such terms and conditions as will be determined by the Committee at the time the stock option is granted and as set forth in the Award Agreement. To exercise an Option, the Participant must give written notice to the Company specifying the number of shares to be acquired and accompanied by payment of the full purchase price therefor in cash or by certified or official bank check or in another form as determined by the Company, which may include:
(a) personal check;
(b) shares of Common Stock, based on the Fair Market Value as of the date of exercise;
(c) in any other form of consideration that may be acceptable to the Committee and permissible under Applicable Law; or
(d) any combination of the foregoing.
The Committee may also make arrangements for the cashless exercise of a stock option. Any person exercising a stock option will make such representations and agreements and furnish such information as the Committee may, in its sole discretion, deem necessary or desirable to effect or assure compliance by the Company on terms acceptable to the Company with the provisions of the Securities Act, the Exchange Act and any other applicable legal requirements.
6.5 Exercise Procedure and Payment of Appreciation Distribution for SARs. A SAR may be exercised subject to such terms and conditions as will be determined by the Committee at the time the SAR is granted and as set forth in the Award Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Committee and specified in the Award Agreement.

6.6 Transferability. Options and SARs may not be transferred to third-party financial institutions for value. The Committee may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Committee, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration; provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:
(a) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Committee may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.
(b) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Committee or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.
6.7 Vesting and Exercise of Options and SARs. An Option or SAR may vest and be exercised at such time or times and subject to such terms and conditions as will be determined by the Committee and set forth in the Award Agreement. Subject to any limitations in the applicable Award Agreement, any shares not acquired pursuant to the exercise of an Option or SAR on the applicable vesting date may be acquired thereafter at any time before the final expiration of the Option or SAR. Without limiting the foregoing, except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.
6.8 Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.
ARTICLE VII
AWARDS OTHER THAN OPTIONS AND SARS
7.1 Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Committee; provided, however, that each Award Agreement evidencing such an Award will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:
(a) Form of Award.
(i) Restricted Stock Awards: To the extent consistent with the Company’s Bylaws, at the Committee’s election, shares of Common Stock subject to a Restricted Stock Award may be (A) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (B) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Committee. Unless otherwise determined by the Committee, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.
(ii) RSU Awards: An RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award, or the cash equivalent thereof. As a holder of an RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award unless and until shares are actually issued in settlement of a vested RSU Award.
(b) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (i) the Company may receive through a forfeiture condition any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Award Agreement and (ii) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.
(c) Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Committee and specified in the Award Agreement; provided that all such dividends or dividend equivalents (as applicable) paid upon any Restricted Stock Award or RSU Award (as applicable) will be retained by the Company and will be paid to the relevant Participant (without interest) when the Award vests and will revert back to the Company if for any reason the Award upon which such dividends or dividend equivalents (as applicable) were paid reverts back to the Company, it being understood that any extraordinary dividends or other extraordinary distributions will be treated in accordance with Section 8.1.
(d) Settlement of RSU Awards. An RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Committee and specified in the Award Agreement. At the time of grant, the Committee may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award, provided that any such delay in settlement will be in compliance with Section 9.12.
7.2 Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Committee.
7.3 Other Awards. Other Awards may be granted either alone or in addition to Awards provided for under ARTICLE VI and the preceding provisions of this ARTICLE VII. Subject to the provisions of the Plan, the Committee will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.
ARTICLE VIII
ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS
8.1 Adjustments. The Committee will:
(a) adjust the number of shares of Common Stock authorized pursuant to Section 4.1,
(b) adjust the number of shares of Common Stock set forth in Section 4.2 that can be issued through Incentive Stock Options;
(c) adjust the other individual Participant limitations set forth in ARTICLE VI; and
(d) adjust the terms of any outstanding Awards (including, without limitation, the number of shares covered by each outstanding Award, the type of property or securities to which the Award relates and the exercise or strike price of any Award), in such manner as it deems appropriate (including, without limitation, by payment of cash) to prevent the enlargement or dilution of rights, as a result of any increase or decrease in the number of issued shares of Common Stock (or issuance of shares of stock other than shares of Common Stock) resulting from a recapitalization, stock split, reverse stock split, stock dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution; provided, however, that no such adjustment may be made if or to the extent that it would cause an outstanding Award to cease to be exempt from, or to fail to comply with, Section 409A of the Code.
8.2 Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to a forfeiture condition may be reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service, provided, however, that the Committee may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.
8.3 Change in Control.
(a) Unless the Committee determines otherwise or as otherwise provided in the applicable Award Agreement, if a Participant’s Continuous Service is terminated by the Company or any successor entity thereto without Cause, or the Participant resigns for Good Reason, in either case, on or within two (2) years after a Change in Control, (i) each Award granted to such Participant prior to such Change in Control will become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable, and (ii) any shares deliverable pursuant to restricted stock units will be delivered promptly (but no later than 15 days) following such Participant’s termination of Continuous Service. As of the Change in Control date, any outstanding Performance Award will be deemed earned at the greater of the target level and the actual performance level at the date of the Change in Control with respect to all open performance periods and will cease to be subject to any further performance conditions but will continue to be subject to time-based vesting following the Change in Control in accordance with the original Performance Period.
(b) Notwithstanding the foregoing, in the event of a Change in Control, a Participant’s Award will be treated, to the extent determined by the Committee to be permitted under Section 409A, in accordance with one or more of the following methods as determined by the Committee: (i) settle such Awards for an amount of cash or securities equal to their value, where in the case of Options and SARs, the value of such Awards, if any, will be equal to their in-the-money spread value (if any), as determined by the Committee; (ii) provide for the assumption of or the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted under the Plan, as determined by the Committee; (iii) modify the terms of such Awards to add events, conditions or circumstances (including termination of employment within a specified period after a Change in Control) upon which the vesting of such Awards or lapse of restrictions thereon will accelerate; (iv) deem any performance conditions satisfied at target, maximum or actual performance through the Closings or provide for the performance conditions to continue (as is or as adjusted by the Committee) after the Closings; or (v) provide that for a period of at least 20 days prior to the Change in Control, any Options or SARs that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all shares of Common Stock subject thereto (but any such exercise will be contingent upon and subject to the occurrence of the Change in Control and if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the exercise will be null and void) and that any Options or SARs not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control. In the event that the consideration paid in the Change in Control includes contingent value rights, earnout or indemnity payments or similar payments, then the Committee will determine if Awards settled under clause (i) above are (a) valued at closing taking into account such contingent consideration (with the value determined by the Committee) or (b) entitled to a share of such contingent consideration. For the avoidance of doubt, in the event of a Change in Control where all Options and SARs are settled for an amount (as determined by the Committee) of cash or securities, the Committee may terminate any Option or SAR for which the exercise price is equal to or exceeds the per share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor. Similar actions to those specified in this Section 8.3(b) may be taken in the event of a merger or other corporate reorganization that does not constitute a Change in Control.
8.4 No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the

Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.
ARTICLE IX
MISCELLANEOUS
9.1 Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.
9.2 Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise or settlement of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.
9.3 No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (a) the employment of an Employee with or without notice and with or without cause, (b) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (c) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.
9.4 Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Committee may determine, to the extent permitted by Applicable Law, to (a) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment and (b) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.
9.5 Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined by the Committee, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Committee’s request.
9.6 Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any online electronic system established and maintained by the Committee or another third party selected by the Committee. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) will be determined by the Company.
9.7 Tax Withholding.
(a) Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agrees to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company will have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.
(b) Satisfaction of Withholding Obligation. The Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (a) causing the Participant to tender a cash payment; (b) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (c) withholding cash from an Award settled in cash; (d) withholding payment from any amounts otherwise payable to the Participant; (e) allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; or (f) such other method as may be set forth in the Award Agreement.
(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law, the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (a) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (b) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.
(d) Withholding Indemnification. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.
9.8 Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntarily terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.
9.9 Required Consents and Legends.
(a) If the Committee at any time determines that any Consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Award, the delivery of shares or the delivery of any cash, securities or other property under the Plan, or the taking of any other action thereunder (each such action a “Plan Action”), then, subject to Section 9.13 such Plan Action will not be taken, in whole or in part, unless and until such Consent will have been effected or obtained to the full satisfaction of the Committee. The Committee may direct that any certificate evidencing shares delivered pursuant to the Plan will bear a legend setting forth such restrictions on transferability as the Committee may determine to be necessary or desirable, and may advise the transfer agent to place a stop transfer order against any legended shares.
(b) The term “Consent” as used in this Section 9.9 with respect to any Plan Action includes:
(i) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any federal, state, or local law, or law, rule or regulation of a jurisdiction outside the United States,
(ii) any and all written agreements and representations by the Participant with respect to the disposition of shares, or with respect to any other matter, which the Committee may deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made,
(iii) any and all other consents, clearances and approvals in respect of a Plan Action by any governmental or other regulatory body or any stock exchange or self-regulatory agency,
(iv) any and all consents by the Participant to:
(A) the Company’s supplying to any third-party recordkeeper of the Plan such personal information as the Committee deems advisable to administer the Plan,
(B) the Company’s deducting amounts from the Participant’s wages, or another arrangement satisfactory to the Committee, to reimburse the Company for advances made on the Participant’s behalf to satisfy certain withholding and other tax obligations in connection with an Award,
(C) the Company’s imposing sales and transfer procedures and restrictions and hedging restrictions on shares delivered under the Plan, and
(v) any and all consents or authorizations required to comply with, or required to be obtained under, Applicable Law or otherwise required by the Committee. Nothing herein will require the Company to list, register or qualify the shares on any securities exchange.
9.10 Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of restricted stock and similar Awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares, provided that any such actions are in compliance with the provisions herein, the terms of any insider trading policy of the Company (as may be in effect from time to time) and Applicable Law.
9.11 Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, will not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.
9.12 Deferrals. To the extent permitted by Applicable Law, the Committee may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.
9.13 Section 409A.
(a) Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Committee determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement.
(b) Without limiting the generality of Section 9.13(a), with respect to any Award made under the Plan that is intended to be “deferred compensation” subject to Section 409A:
(i) any payment due upon a Participant’s termination of employment will be paid only upon such Participant’s “separation from service” from the Company within the meaning of Section 409A;
(ii) Any payment due upon a Change in Control of the Company will be paid only if such Change in Control constitutes a “change in ownership” or “change in effective control” within the meaning of Section 409A, and in the event that such Change in Control does not constitute a “change in the ownership” or “change in the effective control” within the meaning of Section 409A, such Award will vest upon the Change in Control and any payment will be delayed until the first compliant date under Section 409A;
(iii) any payment to be made with respect to such Award in connection with the Participant’s “separation from service” from the Company within the meaning of Section 409A (and any other payment that would be subject to the limitations in Section 409A(a)(2)(B) of the Code) will be delayed until six months after the Participant’s separation from service (or earlier death) in accordance with the requirements of Section 409A;
(iv) if any payment to be made with respect to such Award would occur at a time when the tax deduction with respect to such payment would be limited or eliminated by Section 162(m) of the Code, such payment may be deferred by the Company under the circumstances described in Section 409A until the earliest date that the Company reasonably anticipates that the deduction or payment will not be limited or eliminated;
(v) to the extent necessary to comply with Section 409A, any other securities, other Awards or other property that the Company may deliver in lieu of shares in respect of an Award will not have the effect of deferring delivery or payment beyond the date on which such delivery or payment would occur with respect to the shares that would otherwise have been deliverable (unless the Committee elects a later date for this purpose in accordance with the requirements of Section 409A);
(vi) with respect to any required Consent described in Section 9.9 or the applicable Award Agreement, if such Consent has not been effected or obtained as of the latest date provided by such Award Agreement for payment in respect of such Award and further delay of payment is not permitted in accordance with the requirements of Section 409A, such Award or portion thereof, as applicable, will be forfeited and terminate notwithstanding any prior earning or vesting;
(vii) if the Award includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Participant’s right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment;
(viii) if the Award includes “dividend equivalents” (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the Participant’s right to the dividend equivalents will be treated separately from the right to other amounts under the Award; and
(ix) for purposes of determining whether the Participant has experienced a separation from service from the Company within the meaning of Section 409A, “subsidiary” will mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with the Company, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term “controlling interest” has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations, provided that the language “at least 20 percent” is used instead of “at least 80 percent” in each place it appears in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations.
9.14 Choice of Law. The Plan and any controversy arising out of or relating to the Plan will be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.
9.15 FDIC Limits on Golden Parachute Payments. Notwithstanding anything to the contrary, the Company will not be required to make any payment or grant any Award under the Plan or any Award Agreement that would otherwise be a prohibited golden parachute payment within the meaning of Section 18(k) of the Federal Deposit Insurance Act.
9.16 Right of Offset. The Company will have the right to offset against its obligation to deliver shares (or other property or cash) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Participant then owes to the Company and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an Award provides for the deferral of compensation within the meaning of Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares (or other property or cash) under the Plan or any Award Agreement if such offset could subject the Participant to the additional tax imposed under Section 409A of the Code in respect of an outstanding Award.
9.17 Plan Headings. The headings in the Plan are for the purpose of convenience only and are not intended to define or limit the construction of the provisions hereof.
9.18 No Third-Party Beneficiaries. Except as expressly provided in an Award Agreement, neither the Plan nor any Award Agreement will confer on any person other than the Company and the Participant of any Award any rights or remedies thereunder. The exculpation and indemnification provisions of Section 3.6 will inure to the benefit of a Covered Person’s estate and beneficiaries and legatees.
9.19 Severability. If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid will, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.
ARTICLE X
TERMINATION OF THE PLAN
The Committee may suspend or terminate the Plan at any time; provided, however, that in any case, the Plan will terminate on the day before the tenth anniversary of the Effective Date; provided, further, that all Awards made under the Plan before its termination will remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

Annex K
SECTIONS 10A-2A-13.01 THROUGH 10A-2A-13.40 OF THE ALABAMA BUSINESS CORPORATION LAW
Section 10A-2A-13.01
Definitions.
In this Article 13:
(1) AFFILIATE means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive of that person. For purposes of Section 10A-2A-13.02(b)(4), a person is deemed to be an affiliate of its senior executives.
(2) CORPORATION means the corporation that is the issuer of the stock held by a stockholder demanding appraisal and, for matters covered in Section 10A-2A-13.22 through Section 10A-2A-13.31, includes the surviving organization of a merger.
(3) FAIR VALUE means the value of the corporation’s stock determined:
(i) immediately before the effectiveness of the corporate action to which the stockholder objects;
(ii) using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and
(iii) without discounting for lack of marketability or minority status.
(4) INTEREST means interest from the date the corporate action becomes effective until the date of payment, and shall be compounded quarterly and shall accrue at five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the corporate action and the date of payment.
(5) INTERESTED TRANSACTION means a corporate action described in Section 10A-2A-13.02(a), other than a merger pursuant to Section 10A-2A-11.05, involving an interested person in which any of the stock or assets of the corporation are being acquired or converted. As used in this definition:
(i) “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action:
(A) was the beneficial owner of 20 percent or more of the voting power of the corporation, other than as owner of excluded stock;
(B) had the power, contractually or otherwise, other than as owner of excluded stock, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or
(C) was a senior executive or director of the corporation or a senior executive of any affiliate of the corporation, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other stockholders as such, other than:
(I) employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;
(II) employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in Section 10A-2A-8.60; or

(III) in the case of a director of the corporation who will, in the corporate action, become a director or governing person of the acquiror or any of its affiliates, rights and benefits as a director or governing person that are provided on the same basis as those afforded by the acquiror generally to other directors or governing persons of the acquiror or its affiliate.
(ii) “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, stock; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their stock of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all stock having voting power of the corporation beneficially owned by any member of the group.
(iii) “Excluded stock” means stock acquired pursuant to an offer for all stock having voting power if the offer was made within one year before the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.
(6) PREFERRED STOCK means a class or series of stock whose holders have preference over any other class or series of stock with respect to distributions.
(7) SENIOR EXECUTIVE means the chief executive officer, chief operating officer, chief financial officer, and any individual in charge of a principal business unit or function.
(8) STOCKHOLDER means a record stockholder, a beneficial stockholder, and a voting trust beneficial owner.
Section 10A-2A-13.02
Right to appraisal.
(a) A stockholder is entitled to appraisal rights, and to obtain payment of the fair value of that stockholder’s stock, in the event of any of the following corporate actions:
(1) consummation of a merger to which the corporation is a party (i) if the corporation is a subsidiary and the merger is governed by Section 10A-2A-11.05 or (ii) if stockholder approval is required for the merger by Section 10A-2A-11.04, or would be required but for the provisions of Section 10A-2A-11.04(j), except that appraisal rights shall not be available to any stockholder of the corporation with respect to stock of any class or series that remain outstanding after consummation of the merger;
(2) consummation of a stock exchange to which the corporation is a party the stock of which will be acquired, except that appraisal rights shall not be available to any stockholder of the corporation with respect to any class or series of stock of the corporation that is not acquired in the stock exchange;
(3) consummation of a disposition of assets pursuant to Section 10A-2A-12.02 if the stockholder is entitled to vote on the disposition, except that appraisal rights shall not be available to any stockholder of the corporation with respect to stock of any class or series if (i)(A) under the terms of the corporate action approved by the stockholders there is to be distributed to stockholders in cash the corporation’s net assets, in excess of a reasonable amount reserved to meet claims of the type described in Section 10A-2A-14.06 and Section 10A-2A-14.07, (I) within one year after the stockholders’ approval of the action and (II) in accordance with their respective interests determined at the time of distribution, and (B) the disposition of assets is not an interested transaction, or (ii) the certificate of incorporation states that no stockholder shall be entitled to appraisal rights with respect to the consummation of a disposition of assets pursuant to Section 10A-2A-12.02;

(4) an amendment of the certificate of incorporation with respect to a class or series of stock that reduces the number of stock of a class or series owned by the stockholder to a fraction of a stock if the corporation has the obligation or right to repurchase the fractional stock so created;
(5) any other merger, stock exchange, disposition of assets or amendment to the certificate of incorporation, in each case to the extent provided by the certificate of incorporation, bylaws or a resolution of the board of directors;
(6) consummation of a conversion of a corporation to a foreign corporation pursuant to Article 9 of this chapter or Article 8 of Chapter 1 if the stockholder does not receive stock in the foreign corporation resulting from the conversion that has terms as favorable to the stockholder in all material respects, and represents at least the same percentage interest of the total voting rights of the outstanding stock of the foreign corporation, as the stock held by the stockholder before the conversion;
(7) consummation of a conversion of a corporation to a nonprofit corporation pursuant to Article 9 of this chapter or Article 8 of Chapter 1; or
(8) consummation of a conversion of the corporation to an unincorporated entity pursuant to Article 9 of this chapter or Article 8 of Chapter 1.
(b) Notwithstanding subsection (a), the availability of appraisal rights under subsections (a)(1), (2), (3), (4), (6), and (8) shall be limited in accordance with the following provisions:
(1) Appraisal rights shall not be available for the holders of stock of any class or series of stock which is:
(i) a covered security under Section 18(b)(1)(A) or (B) of the Securities Act of 1933;
(ii) has at least 2,000 record stockholders; or
(iii) issued by an open end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value.
(2) The applicability of subsection (b)(1) shall be determined as of:
(i) the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the corporate action requiring appraisal rights or, in the case of an offer made pursuant to Section 10A-2A-11.04(j), the date of the offer; or
(ii) if there is no meeting of stockholders and no offer made pursuant to Section 10A-2A-11.04(j), the day before the consummation of the corporate action or effective date of the amendment of the certificate of incorporation, as applicable.
(3) Subsection (b)(1) shall not be applicable and appraisal rights shall be available pursuant to subsection (a) for the holders of any class or series of stock (i) who are required by the terms of the corporate action requiring appraisal rights to accept for their stock anything other than cash or stock of any class or any series of stock of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection (b)(1) at the time the corporate action becomes effective, (ii) in the case of the consummation of a disposition of assets pursuant to Section 10A-2A-12.02, unless the cash, stock, or proprietary interests received in the disposition are, under the terms of the corporate action approved by the stockholders, to be distributed to the stockholders, as part of a distribution to stockholders of the net assets of the corporation in excess of a reasonable amount to meet claims of the type described in Sections 10A-2A-14.06 and 10A-2A-14.07, (A) within one year after the stockholders’ approval of the action, and (B) in accordance with their respective interests determined at the time of the distribution, or (iii) in the case of the consummation of a disposition of assets pursuant to Section 10A-2A-12.02, unless the certificate of incorporation states that no stockholder shall be entitled to appraisal rights with respect to the consummation of a disposition of assets pursuant to Section 10A-2A-12.02.

(4) Subsection (b)(1) shall not be applicable and appraisal rights shall be available pursuant to subsection (a) for the holders of any class or series of stock where the corporate action is an interested transaction.
(c) Notwithstanding any other provision of this Section 10A-2A-13.02, the certificate of incorporation as originally filed or any amendment to the certificate of incorporation may limit or eliminate appraisal rights for any class or series of preferred stock, except that (i) no limitation or elimination shall be effective if the class or series does not have the right to vote separately as a voting group (alone or as part of a group) on the action or if the action is a conversion or merger in which the converted organization or the surviving organization is not a corporation or foreign corporation, and (ii) any limitation or elimination contained in an amendment to the certificate of incorporation that limits or eliminates appraisal rights for any stock that is outstanding immediately before the effective date of the amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of the amendment shall not apply to any corporate action that becomes effective within one year after the effective date of the amendment if that action would otherwise afford appraisal rights.
Section 10A-2A-13.03
Assertion of rights by nominees and beneficial stockholders.
(a) A record stockholder may assert appraisal rights as to fewer than all the shares of stock registered in the record stockholder’s name but owned by a beneficial stockholder or a voting trust beneficial owner only if the record stockholder objects with respect to all shares of stock of a class or series owned by the beneficial stockholder or the voting trust beneficial owner and notifies the corporation in writing of the name and address of each beneficial stockholder or voting trust beneficial owner on whose behalf appraisal rights are being asserted. The rights of a record stockholder who asserts appraisal rights for only part of the stock held of record in the record stockholder’s name under this subsection shall be determined as if the stock as to which the record stockholder objects and the record stockholder’s other shares of stock were registered in the names of different record stockholders.
(b) A beneficial stockholder and a voting trust beneficial owner may assert appraisal rights as to stock of any class or series held on behalf of the stockholder only if the stockholder:
(1) submits to the corporation the record stockholder’s written consent to the assertion of appraisal rights no later than the date referred to in Section 10A-2A-13.22(b)(2)(ii); and
(2) does so with respect to all stock of the class or series that is beneficially owned by the beneficial stockholder or the voting trust beneficial owner.
Section 10A-2A-13.20
Notice of appraisal rights.
(a) Where any corporate action specified in Section 10A-2A-13.02(a) is to be submitted to a vote at a stockholders’ meeting, the meeting notice (or where no approval of the corporate action is required pursuant to Section 10A-2A-11.04(j), the offer made pursuant to Section 10A-2A-11.04(j)), must state that the corporation has concluded that appraisal rights are, are not, or may be available under this Article 13. If the corporation concludes that appraisal rights are or may be available, a copy of this Article 13 must accompany the meeting notice or offer sent to those record stockholders entitled to exercise appraisal rights.
(b) In a merger pursuant to Section 10A-2A-11.05, the parent entity shall notify in writing all record stockholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. The notice shall be sent within 10 days after the corporate action became effective and include the materials described in Section 10A-2A-13.22.
(c) Where any corporate action specified in Section 10A-2A-13.02(a) is to be approved by written consent of the stockholders pursuant to Section 10A-2A-7.04:
(1) written notice that appraisal rights are, are not, or may be available shall be sent to each record stockholder from whom a consent is solicited at the time consent of each stockholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, the notice must be accompanied by a copy of this Article 13; and
(2) written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting stockholders required by Section 10A-2A-7.04(d) and (e), may include the materials described in Section 10A-2A-13.22 and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this Article 13.
(d) Where corporate action described in Section 10A-2A-13.02(a) is proposed, or a merger pursuant to Section 10A-2A-11.05 is effected, the notice referred to in subsection (a) or (c), if the corporation concludes that appraisal rights are or may be available, and in subsection (b) must be accompanied by:
(1) financial statements of the corporation that issued the stock that may be subject to appraisal, consisting of a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the notice, an income statement for that year, and a cash flow statement for that year; provided that, if the financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and
(2) the latest interim financial statements of the corporation, if any.
(e) The right to receive the information described in subsection (d) may be waived in writing by a stockholder before or after the corporate action.
Section 10A-2A-13.21
Notice of intent to demand payment and consequences of voting or consenting.
(a) If a corporate action specified in Section 10A-2A-13.02(a) is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert appraisal rights with respect to any class or series of stock:
(1) shall deliver to the corporation, before the vote is taken, written notice of the stockholder’s intent to demand payment if the proposed action is effectuated; and
(2) shall not vote, or cause or permit to be voted, any stock of the class or series in favor of the proposed action.
(b) If a corporate action specified in Section 10A-2A-13.02(a) is to be approved by written consent, a stockholder who wishes to assert appraisal rights with respect to any class or series of stock shall not sign a consent in favor of the proposed action with respect to that class or series of stock.
(c) If a corporate action specified in Section 10A-2A-13.02(a) does not require stockholder approval pursuant to Section 10A-2A-11.04(j), a stockholder who wishes to assert appraisal rights with respect to any class or series of stock (i) shall deliver to the corporation before the stock is purchased pursuant to the offer written notice of the stockholder’s intent to demand payment if the proposed action is effected; and (ii) shall not tender, or cause or permit to be tendered, any stock of the class or series in response to the offer.
(d) A stockholder who fails to satisfy the requirements of subsection (a), (b), or (c) is not entitled to payment under this Article 13.
Section 10A-2A-13.22
Appraisal notice and form.
(a) If a corporate action requiring appraisal rights under Section 10A-2A-13.02(a) becomes effective, the corporation shall deliver a written appraisal notice and form required by subsection (b) to all stockholders who satisfy the requirements of Section 10A-2A-13.21(a), (b), or (c). In the case of a merger under Section 10A-2A-11.05, the parent shall deliver an appraisal notice and form to all record stockholders who may be entitled to assert appraisal rights.

(b) The appraisal notice shall be delivered no earlier than the date the corporate action specified in Section 10A-2A-13.02(a) became effective, and no later than 10 days after that date, and must:
(1) supply a form that (i) specifies the first date of any announcement to stockholders made before the date the corporate action became effective of the principal terms of the proposed corporate action, (ii) if the announcement was made, requires the stockholder asserting appraisal rights to certify whether beneficial ownership of those shares of stock for which appraisal rights are asserted was acquired before that date, and (iii) requires the stockholder asserting appraisal rights to certify that the stockholder did not vote for or consent to the transaction as to the class or series of stock for which appraisal is sought;
(2) state:
(i) where the form shall be sent and where certificates for certificated stock shall be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date by which the corporation must receive the required form under subsection (b)(2)(ii);
(ii) a date by which the corporation shall receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (a) appraisal notice is sent, and state that the stockholder shall have waived the right to demand appraisal with respect to the stock unless the form is received by the corporation by the specified date;
(iii) the corporation’s estimate of the fair value of the stock;
(iv) that, if requested in writing, the corporation will provide, to the stockholder so requesting, within 10 days after the date specified in subsection (b)(2)(ii) the number of stockholders who return the forms by the specified date and the total number of shares of stock owned by them; and
(v) the date by which the notice to withdraw under Section 10A-2A-13.23 shall be received, which date shall be within 20 days after the date specified in subsection (b)(2)(ii); and
(3) be accompanied by a copy of this Article 13.
Section 10A-2A-13.23
Perfection of rights; right to withdraw.
(a) A stockholder who receives notice pursuant to Section 10A-2A-13.22 and who wishes to exercise appraisal rights shall sign and return the form sent by the corporation and, in the case of certificated stock, deposit the stockholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to Section 10A-2A-13.22(b)(2)(ii). In addition, if applicable, the stockholder shall certify on the form whether the beneficial owner of the stock acquired beneficial ownership of the stock before the date required to be set forth in the notice pursuant to Section 10A-2A-13.22(b)(1)(i). If a stockholder fails to make this certification, the corporation may elect to treat the stockholder’s stock as after-acquired stock under Section 10A-2A-13.25. Once a stockholder deposits the certificates or, in the case of uncertificated stock, returns the signed forms, that stockholder loses all rights as a stockholder, unless the stockholder withdraws pursuant to subsection (b).
(b) A stockholder who has complied with subsection (a) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to Section 10A-2A-13.22(b)(2)(v). A stockholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.
(c) A stockholder who does not sign and return the form and, in the case of certificated stock, deposit that stockholder’s stock certificates where required, each by the date set forth in the notice described in Section 10A-2A-13.22(b), shall not be entitled to payment under this Article 13.

Section 10A-2A-13.24
Payment.
(a) Except as provided in Section 10A-2A-13.25, within 30 days after the form required by Section 10A-2A-13.22(b)(2)(ii) is due, the corporation shall pay in cash to those stockholders who complied with Section 10A-2A-13.23(a) the amount the corporation estimates to be the fair value of their stock, plus interest.
(b) The payment to each stockholder pursuant to subsection (a) must be accompanied by:
(1) (i) financial statements of the corporation that issued the stock to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, and a cash flow statement for that year; provided that, if the annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information, and (ii) the latest interim financial statements of the corporation, if any;
(2) a statement of the corporation’s estimate of the fair value of the stock, which estimate shall equal or exceed the corporation’s estimate given pursuant to Section 10A-2A-13.22(b)(2)(iii); and
(3) a statement that stockholders described in subsection (a) have the right to demand further payment under Section 10A-2A-13.26 and that if any stockholder does not do so within the time period specified in Section 10A-2A-13.26(b), the stockholder shall be deemed to have accepted the payment under subsection (a) in full satisfaction of the corporation’s obligations under this Article 13.
Section 10A-2A-13.25
After-acquired stock.
(a) A corporation may elect to withhold payment required by Section 10A-2A-13.24 from any stockholder who was required to, but did not certify that beneficial ownership of all of the stockholder’s stock for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to Section 10A-2A-13.22(b)(1).
(b) If the corporation elects to withhold payment under subsection (a), it shall, within 30 days after the form required by Section 10A-2A-13.22(b)(2)(ii) is due, notify all stockholders who are described in subsection (a):
(1) of the information required by Section 10A-2A-13.24(b)(1);
(2) of the corporation’s estimate of fair value pursuant to Section 10A-2A-13.24(b)(2);
(3) that they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under Section 10A-2A-13.26;
(4) that those stockholders who wish to accept the offer shall so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and
(5) that those stockholders who do not satisfy the requirements for demanding appraisal under Section 10A-2A-13.26 shall be deemed to have accepted the corporation’s offer.
(c) Within 10 days after receiving the stockholder’s acceptance pursuant to subsection (b)(4), the corporation shall pay in cash the amount it offered under subsection (b)(2) plus interest to each stockholder who agreed to accept the corporation’s offer in full satisfaction of the stockholder’s demand.
(d) Within 40 days after delivering the notice described in subsection (b), the corporation shall pay in cash the amount it offered to pay under subsection (b)(2) plus interest to each stockholder described in subsection (b)(5).
Section 10A-2A-13.26
Procedure if stockholder dissatisfied with payment or offer.
(a) A stockholder paid pursuant to Section 10A-2A-13.24 who is dissatisfied with the amount of the payment shall notify the corporation in writing of that stockholder’s estimate of the fair value of the stock and demand payment of that estimate (less any payment under Section 10A-2A-13.24) plus interest. A stockholder offered payment under Section 10A-2A-13.25 who is dissatisfied with that offer shall reject the offer and demand payment of the stockholder’s stated estimate of the fair value of the stock plus interest.
(b) A stockholder who fails to notify the corporation in writing of that stockholder’s demand to be paid the stockholder’s stated estimate of the fair value plus interest under subsection (a) within 30 days after receiving the corporation’s payment or offer of payment under Section 10A-2A-13.24 or Section 10A-2A-13.25, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.
Section 10A-2A-13.30
Court action.
(a) If a stockholder makes demand for payment under Section 10A-2A-13.26 which remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the stock and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each stockholder the amount the stockholder demanded pursuant to Section 10A-2A-13.26 plus interest.
(b) The corporation shall commence the proceeding in the designated court, and if none, the circuit court for the county in which the corporation’s principal office is located in this state, and if none in this state, in the circuit court for the county in which the corporation’s most recent registered office is located.
(c) The corporation shall make all stockholders (regardless of whether they are residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their stock, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The stockholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.
(e) Each stockholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the stockholder’s stock exceeds the amount paid by the corporation to the stockholder for the stock, plus interest, or (ii) for the fair value, plus interest, of the stockholder’s stock for which the corporation elected to withhold payment under Section 10A-2A-13.25.
Section 10A-2A-13.31
Court costs and expenses.
(a) The court in an appraisal proceeding commenced under Section 10A-2A-13.30 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the court costs against the corporation, except that the court may assess court costs against all or some of the stockholders demanding appraisal, in amounts which the court finds equitable, to the extent the court finds the stockholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.
(b) The court in an appraisal proceeding may also assess the expenses of the respective parties in amounts the court finds equitable:
(1) against the corporation and in favor of any or all stockholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of Section 10A-2A-13.20, Section 10A-2A-13.22, Section 10A-2A-13.24, or Section 10A-2A-13.25; or
(2) against either the corporation or a stockholder demanding appraisal, in favor of any other party, if the court finds the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article 13.

(c) If the court in an appraisal proceeding finds that the expenses incurred by any stockholder were of substantial benefit to other stockholders similarly situated and that the expenses should not be assessed against the corporation, the court may direct that the expenses be paid out of the amounts awarded the stockholders who were benefited.
(d) To the extent the corporation fails to make a required payment pursuant to Section 10A-2A-13.24, Section 10A-2A-13.25, or Section 10A-2A-13.26, the stockholder may sue directly for the amount owed, and to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.
Section 10A-2A-13.40
Other remedies limited.
(a) The legality of a proposed or completed corporate action described in Section 10A-2A-13.02(a) may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in a legal or equitable proceeding by a stockholder after the stockholders have approved the corporate action.
(b) Subsection (a) does not apply to a corporate action that:
(1) was not authorized and approved in accordance with the applicable provisions of:
(i) Article 9, 10, 11, or 12 of this chapter or Article 8 of Chapter 1;
(ii) the certificate of incorporation or bylaws; or
(iii) the resolution of the board of directors authorizing the corporate action;
(2) was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;
(3) is an interested transaction, unless it has been recommended by the board of directors in the same manner as is provided in Section 10A-2A-8.60 and has been approved by the stockholders in the same manner as is provided in Section 10A-2A-8.60 as if the interested transaction were a director’s conflicting interest transaction; or
(4) is approved by less than unanimous consent of the voting stockholders pursuant to Section 10A-2A-7.04 if:
(i) the challenge to the corporate action is brought by a stockholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least 10 days before the corporate action was effected; and
(ii) the proceeding challenging the corporate action is commenced within 10 days after notice of the approval of the corporate action is effective as to the stockholder bringing the proceeding.

Annex L
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
§ 262. Appraisal rights [For application of this section, see 81 Del. Laws, c. 354, § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; 83 Del. Laws, c. 377, § 22; and 84 Del. Laws, c. 98, § 16].
(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]
(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)  Appraisal rights shall be perfected as follows:
(1)
If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)
If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)
Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)  Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f)  Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.
(g)  At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)  After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k)  Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l)  The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.